Form 10-K, Exhibit 13
period 1996-09-29
TETRA TECH INC
filed 1996-12-30
CIK 831641

                                                                      EXHIBIT 13

                     SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                 Fiscal Years Ended
                                                               --------------------------------------------------------
                                            Sept. 29, (2)      Oct. 1, (3)      Oct. 2, (4)      Oct.3,      Sept. 27,
($ in thousands, except per share data)         1996              1995             1994           1993         1992
---------------------------------------     -------------      -----------      -----------     --------    -----------
STATEMENT OF OPERATIONS DATA
Gross revenue                                  $220,099          $120,034         $96,472        $74,488      $65,626
Subcontractor costs                              59,062            32,160          28,653         23,323       22,087
                                               --------          --------         -------        -------      -------
Net revenue                                     161,037            87,874          67,819         51,165       43,539
Cost of net revenue                             122,084            65,484          51,069         38,628       33,791
                                               --------          --------         -------        -------      -------
Gross profit                                     38,953            22,390          16,750         12,537        9,748
Selling, general and administrative
  expenses                                       21,218            10,634           7,589          5,696        4,609
                                               --------          --------         -------        -------      -------
Income from operations                           17,735            11,756           9,161          6,841        5,139
Net interest income (expense)                      (776)              833             354            290          (61)
                                               --------          --------         -------        -------      -------
Income before income taxes                       16,959            12,589           9,515          7,131        5,078
Income tax expense                                6,854             5,036           3,806          2,852        2,031
                                               --------          --------         -------        -------      -------
Net income                                     $ 10,105          $  7,553         $ 5,709        $ 4,279      $ 3,047
                                               ========          ========         =======        =======      =======
Net income per share(1)                        $   0.70          $   0.56         $  0.43        $  0.33      $  0.25
                                               ========          ========         =======        =======      =======
Weighted average shares
  outstanding(1)                                 14,452            13,534          13,319         13,067       12,126

                                              Sept. 29,          Oct. 1,          Oct. 2,        Oct.3,      Sept. 27,
($ in thousands)                                1996              1995             1994           1993         1992
---------------------------------------     -------------      -----------      -----------     --------    -----------
BALANCE SHEET DATA
Working capital                                $ 32,739          $ 39,872         $24,833        $23,722      $19,335
Total assets                                     88,463            92,930          51,606         38,572       30,078
Long-term obligations, excluding
  current installments                               --            19,045             --             --            --
Stockholders' equity                             63,269            41,496          33,507         26,446       21,984


(1) Reflects the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in June 1996.

(2) Includes the results of operations and financial position of KCM, Inc. (acquired November 7, 1995).

(3) Includes the results of operations and financial position of PRC Environmental Management, Inc. (acquired September 15, 1995).

(4) Includes the results of operations and financial position of Simons, Li & Associates, Inc. (acquired October 4, 1993) and Hydro-Search, Inc. (acquired June 3, 1994).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Tetra Tech, Inc. (the "Company"), in the course of providing its services, routinely subcontracts for services such as laboratory testing, soil cartage and other services and capabilities. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. One of the Company's business strategies is to serve as the prime contractor on contracts, which results in the use of subcontractors. The Company believes that in the early stages of establishing a new service capability, ongoing fixed expenses must be controlled by selectively utilizing qualified subcontractors to assist in providing such capability. Additionally, qualified subcontractors are utilized to provide services in areas in which the Company does not intend to develop internal capabilities.

    Net revenue includes the fees for services provided directly by the Company and fees charged by the Company for arranging subcontractor services. Cost of net revenue incorporates the expenses of the Company's 87 locations performing services under contracts, including professional salaries and certain direct and indirect overhead costs such as rents, utilities and travel.

    Selling, general and administrative ("SG&A") expense is comprised primarily of corporate headquarters costs related to the executive offices, corporate accounting, data processing, marketing and bid and proposal costs. These costs are generally unrelated to specific client projects. In addition, amortization of certain intangible assets resulting from purchase accounting adjustments associated with acquisitions is included in SG&A expense.

    The Company provides services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents for the periods indicated the approximate percentage of the Company's net revenue attributable to Federal government, state and local government, and private and international clients:

                                      Percentage of Net Revenue
                                      -------------------------
                                        Fiscal  Fiscal  Fiscal
Client                                   1996    1995    1994
------                                  ------  ------  ------
Federal government                       61.7%   54.8%   52.2%
State and local government               16.6    11.1    14.5
Private                                  20.1    34.1    33.3
International                             1.6      --      --
                                        ------  ------  ------
    Total                               100.0%  100.0%  100.0%
                                        ======  ======  ======

    A significant portion of the Company's net revenue is derived from contracts with the Federal government which are subject to termination at any time by the client. Some of these contracts are subject to annual approval of funding. Accordingly, Federal budget allocation changes may have an effect on the future operations of the Company.

RESULTS OF OPERATIONS
The Results of Operations table presents for the periods indicated the percentage relationship which certain items in the Company's Consolidated Statements of Operations bear to net revenue and the percentage increase or (decrease) in the dollar amount of such items.

                                Percentage Relationship to Net Revenue                       Period to Period
                                        Fiscal Years Ended                                       Change
                                --------------------------------------                  ------------------------
                                Sept.29,        Oct. 1,         Oct. 2,                 1996 vs.        1995 vs.
RESULTS OF OPERATIONS             1996           1995            1994                      1995            1994
---------------------           -------         -------         -------                 --------        --------
Net revenue                     100.0%          100.0%          100.0%                    83.3%           29.6%
Cost of net revenue              75.8            74.5            75.3                      6.4            28.2
                                -----           -----           -----                    -----           -----
Gross profit                     24.2            25.5            24.7                     74.0            33.7
Selling, general and
 administrative expenses         13.2            12.1            11.2                     99.5            40.1
                                -----           -----           -----                    -----           -----
Income from operations           11.0            13.4            13.5                     51.0            28.3
Net interest income (expense)    (0.5)            0.9             0.5                   (193.2)          135.3
                                -----           -----           -----                    -----           -----
Income before income taxes       10.5            14.3            14.0                     34.7            32.3
Income tax expense                4.2             5.7             5.6                     36.1            32.3
                                -----           -----           -----                    -----           -----
Net income                        6.3%            8.6%            8.4%                    33.8%           32.3%
                                =====           =====           =====                    =====           =====

FISCAL 1996 COMPARED TO FISCAL 1995
Net Revenue. Net revenue increased from $87,874,000 to $161,037,000, or 83.3%, from fiscal 1995 to fiscal 1996. All four client sectors--Federal government, state and local government, and private and international--continued to show net revenue increases in actual dollars. The increase in net revenue associated with entities acquired in fiscal 1996 (see Note 2 to Consolidated Financial Statements) totalled $77,678,000. Gross revenue increased from $120,034,000 to $220,099,000, or 83.4%, from fiscal 1995 to fiscal 1996. In both fiscal 1995 and fiscal 1996, subcontractor costs were 26.8% of gross revenue.

Cost of Net Revenue. Cost of net revenue increased from $65,484,000 to $122,084,000, or 86.4%, from fiscal 1995 to fiscal 1996. This increase was attributable to costs incurred in connection with the additional net revenue from the PRC Environmental Management, Inc. ("EMI") and KCM, Inc. acquisitions, and growth in project volume. The number of employees increased from 1,706 at the end of fiscal 1995 to 1,899 (118 from the fiscal 1996 acquisitions) at the end of fiscal 1996. As a percentage of net revenue, cost of net revenue increased from 74.5% in fiscal 1995 to 75.8% in fiscal 1996 due primarily to the acquisitions. Gross profit increased from $22,390,000 to $38,953,000, or 74.0%, from fiscal 1995 to fiscal 1996. However, as a percentage of net revenue, gross profit decreased from 25.5% in fiscal 1995 to 24.2% in fiscal 1996, primarily as a result of the amount of EMI's cost-type contracts.

Selling, General and Administrative Expenses. SG&A expenses increased from $10,634,000 to $21,218,000, or 99.5%, from fiscal 1995 to fiscal 1996. As a percentage of net revenue, SG&A expenses increased from 12.1% in fiscal 1995 to 13.2% in fiscal 1996. These increases were due principally to the entities acquired (see Note 2 to Consolidated Financial Statements), associated goodwill amortization and to the Company's continuing efforts to identify and secure new contracts by increasing its business development expenditures.

Net Interest Income/Expense. Net interest income decreased from $833,000 in fiscal 1995 to $776,000 of interest expense in fiscal 1996, or 193.2%, due to the cost of long-term obligations incurred for the purchase of EMI in September 1995.

Income Tax Expense. Income tax expense increased from $5,036,000 to $6,854,000, or 36.1%, from fiscal 1995 to fiscal 1996 as a result of an increase in income before taxes.

FISCAL 1995 COMPARED TO FISCAL 1994
Net Revenue. Net revenue increased from $67,819,000 to $87,874,000, or 29.6%, from fiscal 1994 to fiscal 1995. All three client sectors in those years--Federal government, state and local government, and private--continued to show net revenue increases in actual dollars. The increase in net revenue associated with entities acquired in fiscal 1994 and 1995 (see Note 2 to Consolidated Financial Statements) totalled $10,409,000. Gross revenue increased from $96,472,000 to $120,034,000, or 24.4%, from fiscal 1994 to fiscal 1995. In fiscal 1995, subcontractor costs were 26.8% of gross revenue as compared to 29.7% in fiscal 1994.

Cost of Net Revenue. Cost of net revenue increased from $51,069,000 to $65,484,000, or 28.2%, from fiscal 1994 to fiscal 1995. This increase was attributable to costs incurred to support the growth in project volume. The number of employees increased from 893 at the end of fiscal 1994 to 1,706 (776 from the 1995 acquisition) at the end of fiscal 1995. As a percentage of net revenue, cost of net revenue decreased from 75.3% in fiscal 1994 to 74.5% in fiscal 1995. The percentage decline was a result of overall improved project management. As a result, gross profit increased from $16,750,000 to $22,390,000, or 33.7%, from fiscal 1994 to fiscal 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling, General and Administrative Expenses. SG&A expenses increased from $7,589,000 to $10,634,000, or 40.1%, from fiscal 1994 to fiscal 1995. As a percentage of net revenue, SG&A expenses increased from 11.2% in fiscal 1994 to 12.1% in fiscal 1995. These increases were due principally to the entities acquired (see Note 2 to Consolidated Financial Statements) and to the Company's continuing efforts to identify and secure new contracts by increasing its business development expenditures.

Net Interest Income. Net interest income increased from $354,000 in fiscal 1994 to $833,000 in fiscal 1995, or 135.3%, due to the generation of interest income on invested funds throughout fiscal 1995.

Income Tax Expense. Income tax expense increased from $3,806,000 to $5,036,000, or 32.3%, from fiscal 1994 to fiscal 1995 as a result of an increase in income before taxes.

INFLATION
Management believes that the Company's operations have not been adversely affected by inflation or changing prices.

LIQUIDITY AND CAPITAL RESOURCES
The Company's working capital as of September 29, 1996 was $32,739,000, a decrease of $7,133,000 from October 1, 1995. Cash and cash equivalents as of September 29, 1996 totalled $6,129,000. In fiscal 1995, the Company augmented cash generated from operations with a $30,000,000 credit facility, while in fiscal 1996, the Company financed its operations through cash generated from operations. In fiscal 1996, the Company generated $21,124,000 from operating activities and used $8,755,000 for investing activities ($6,441,000 of which related to business acquisitions). In fiscal 1995, the Company generated $13,578,000 in cash from operating activities and used $36,729,000 for investing activities ($35,462,000 of which related to business acquisitions). The increase in cash from operating activities in both fiscal 1996 and fiscal 1995 resulted primarily from the management of receivables and increase in net income.

    The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. The Credit Agreement provided a revolving credit facility (the "Facility") of $30,000,000, although the Company voluntarily reduced the Facility to $15,000,000 at September 29, 1996. Interest on borrowings under the Facility is payable at the Company's option (a) at a base rate (Federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 1.25% to 1.75%. Borrowings under the Facility are secured by the Company's accounts receivable and the stock of four of the Company's subsidiaries. The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends). The Facility matures on September 15, 1998 or earlier at the discretion of the Company upon payment in full of loans and other obligations. Throughout fiscal 1996, maximum borrowings under the Facility were $20,000,000. At September 29, 1996 there were no borrowings under the Facility, however, standby letters of credit issued thereunder totalled $1,815,000.

    Capital expenditures during fiscal years 1996, 1995 and 1994 were approximately $2,385,000, $1,453,000 and $1,433,000, respectively. The expenditures were principally for computer equipment, leasehold improvements and office expansion.

    The Company expects that internally generated funds, its existing cash balances, and its available line of credit will be sufficient to meet the Company's capital requirements through the end of fiscal 1997.

                          CONSOLIDATED BALANCE SHEETS

Tetra Tech, Inc.
---------------

                                                                          Sept. 29,                Oct. 1,
                                                                            1996                    1995
                                                                        ------------            ------------
ASSETS
Current Assets:
--------------
  Cash and cash equivalents                                             $  6,129,000            $ 13,130,000
  Accounts receivable--net                                                22,306,000              22,886,000
  Unbilled receivables--net                                               25,201,000              29,618,000
  Prepaid and other current assets                                         1,939,000               1,869,000
  Deferred income taxes                                                    2,358,000               4,758,000
                                                                        ------------            ------------
    Total Current Assets                                                  57,933,000              72,261,000
                                                                        ------------            ------------

Property and Equipment:
  Equipment, furniture and fixtures                                       13,072,000              10,959,000
  Leasehold improvements                                                     733,000                 433,000
                                                                        ------------            ------------
    Total                                                                 13,805,000              11,392,000
  Accumulated depreciation and amortization                               (6,790,000)             (5,001,000)
                                                                        ------------            ------------
Property and Equipment--Net                                                7,015,000               6,391,000
                                                                        ------------            ------------
Intangible Assets--Net                                                    22,047,000              14,044,000
Other Assets                                                               1,468,000                 234,000
                                                                        ------------            ------------
Total Assets                                                            $ 88,463,000            $ 92,930,000
                                                                        ============            ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
-------------------
  Accounts payable                                                      $ 13,423,000            $ 14,820,000
  Accrued compensation                                                     7,311,000               8,287,000
  Other current liabilities                                                3,356,000               2,954,000
  Purchase price payable                                                          --               5,000,000
  Income taxes payable                                                     1,104,000                 328,000
  Current portion of long-term obligations                                        --               1,000,000
                                                                        ------------            ------------
    Total Current Liabilities                                             25,194,000              32,389,000
                                                                        ------------            ------------
Long-Term Obligations                                                             --              19,045,000
                                                                        ------------            ------------
Commitments and Contingencies (Notes 7 and 9)
Stockholders' Equity:
-------------------
  Preferred stock--authorized 2,000,000 shares; none issued
    and outstanding
  Common stock--authorized 15,000,000 shares of $.01 par value;
    issued and outstanding 14,127,002 shares at September 29, 1996,
    and 13,235,309 shares at October 1, 1995                                 141,000                 132,000
  Additional paid-in capital                                              33,452,000              21,793,000
  Retained earnings                                                       29,676,000              19,571,000
                                                                        ------------            ------------
Total Stockholders' Equity                                                63,269,000              41,496,000
                                                                        ------------            ------------
Total Liabilities and Stockholders' Equity                              $ 88,463,000            $ 92,930,000
                                                                        ============            ============

See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

Tetra Tech, Inc.                                                        Fiscal Years Ended
---------------                                         -------------------------------------------------------------
                                                          Sept. 29,                Oct. 1,                 Oct. 2,
                                                            1996                    1995                    1994
                                                        -------------           -------------           -------------
REVENUE:
  Gross revenue                                         $ 220,099,000           $ 120,034,000           $  96,472,000
  Subcontractor costs                                      59,062,000              32,160,000              28,653,000
                                                        -------------           -------------           -------------
Net Revenue                                               161,037,000              87,874,000              67,819,000
Cost of Net Revenue                                       122,084,000              65,484,000              51,069,000
                                                        -------------           -------------           -------------
Gross Profit                                               38,953,000              22,390,000              16,750,000
Selling, General and Administrative Expenses               21,218,000              10,634,000               7,589,000
                                                        -------------           -------------           -------------
Income From Operations                                     17,735,000              11,756,000               9,161,000
Interest Expense                                            1,076,000                  90,000                  22,000
Interest Income                                               300,000                 923,000                 376,000
                                                        -------------           -------------           -------------
Income Before Income Taxes                                 16,959,000              12,589,000               9,515,000
Income Tax Expense                                          6,854,000               5,036,000               3,806,000
                                                        -------------           -------------           -------------
Net Income                                              $  10,105,000           $   7,553,000           $   5,709,000
                                                        =============           =============           =============
Net Income Per Common and
  Common Equivalent Share                               $        0.70           $        0.56           $        0.43
                                                        =============            ============           =============
Weighted Average Shares Outstanding                        14,451,616              13,533,538              13,319,130
                                                        =============            ============           =============


See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Tetra Tech, Inc.                                 Fiscal Years Ended September 29, 1996, October 1, 1995 and October 2, 1994
---------------                         -------------------------------------------------------------------------------------------
                                            Common          Common        Additional
                                             Stock           Stock           Paid-in        Retained     Treasury
                                            Shares          Amount           Capital        Earnings        Stock            Total
                                        ----------      ----------      ------------    ------------    ---------     ------------
BALANCE,
OCTOBER 3, 1993
as previously reported                  10,338,094        $104,000       $20,123,000      $6,309,000     $(90,000)     $26,446,000
   Five-for-four
    common stock
    split (Note 6)                       2,584,523          26,000           (26,000)                                            0
                                        ----------        --------       -----------      ----------     ---------     -----------
BALANCE,
OCTOBER 3, 1993
as adjusted                             12,922,617         130,000        20,097,000       6,309,000      (90,000)      26,446,000
   Net income                                                                              5,709,000                     5,709,000
   Payment for
    fractional shares                         (390)                           (4,000)                                       (4,000)
   Shares issued in Simons,
    Li & Associates, Inc.
    acquisition                            136,891           1,000         1,112,000                                     1,113,000
   Stock options exercised                  63,633           1,000           150,000                                       151,000
   Stock purchase plan                      28,548                           219,000                                       219,000
   Treasury stock
    purchased                              (11,255)                                                      (127,000)        (127,000)
                                        ----------        ---------      -----------      ------------   ----------    -----------
BALANCE,
OCTOBER 2, 1994                         13,140,044         132,000        21,574,000      12,018,000     (217,000)      33,507,000
   Net income                                                                              7,553,000                     7,553,000
   Payment for
    fractional shares                         (195)                           (3,000)                                       (3,000)
   Stock options exercised                 109,896           1,000           628,000                                       629,000
   Treasury stock retired                                                   (217,000)                     217,000                0
   Stock purchased
    and retired                            (14,436)         (1,000)         (189,000)                                     (190,000)
                                        ----------        --------       -----------      -----------    ---------     -----------
BALANCE,
OCTOBER 1, 1995                         13,235,309         132,000        21,793,000      19,571,000             0      41,496,000
   Net income                                                                             10,105,000                    10,105,000
   Payment for fractional
    shares                                    (169)                           (3,000)                                       (3,000)
   Shares issued in
    KCM, Inc. acquisition                  790,236           8,000        10,305,000                                    10,313,000
   Stock options exercised                 101,626           1,000           683,000                                       684,000
   Tax benefit for
    disqualifying
    dispositions of
    stock options                                                            674,000                                       674,000
                                        ----------        --------       -----------      ----------     ---------     -----------
BALANCE,
SEPTEMBER 29, 1996                      14,127,002        $141,000       $33,452,000     $29,676,000     $       0     $63,269,000
                                        ==========        ========       ===========     ===========     =========     ===========

         See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Tetra Tech, Inc.                                                     Fiscal Years Ended
----------------                                        --------------------------------------------
                                                          Sept. 29,        Oct. 1,         Oct. 2,
                                                            1996            1995            1994
                                                        ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITES:
  Net income                                            $ 10,105,000    $  7,553,000    $  5,709,000
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                          3,613,000       1,894,000       1,372,000
    Deferred income taxes                                   (519,000)       (278,000)        129,000
  Changes in operating assets and liabilities,
   net of effects of acquisitions:
    Accounts receivable                                   18,043,000       4,335,000         465,000
    Unbilled receivables                                  (5,916,000)     (1,581,000)        810,000
    Prepaid and other assets                                 246,000        (226,000)       (428,000)
    Accounts payable                                      (4,080,000)        446,000       1,276,000
    Accrued compensation                                  (1,431,000)      1,165,000       1,234,000
    Other current liabilities                               (192,000)        716,000         142,000
    Income taxes payable                                   1,255,000        (446,000)        406,000
                                                        ------------    ------------    ------------
       Net Cash Provided By Operating Activities          21,124,000      13,578,000      11,115,000
                                                        ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for short-term investments                             --      (3,003,000)             --
  Proceeds from short-term investments                            --       3,173,000              --
  Capital expenditures                                    (2,385,000)     (1,453,000)     (1,433,000)
  Proceeds from sale of property and equipment                71,000          16,000           3,000
  Payment for business acquisitions, net
   of cash acquired                                       (6,441,000)    (35,462,000)     (7,067,000)
                                                        ------------    ------------    ------------
       Net Cash Used In Investing Activities              (8,755,000)    (36,729,000)     (8,497,000)
                                                        ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term obligations                      (25,048,000)     (2,045,000)       (335,000)
  Proceeds from issuance of long-term obligations          5,003,000      22,000,000              --
  Payments on obligations under capital leases                (6,000)             --              --
  Proceeds from issuance of common stock                     681,000         626,000         366,000
  Payments to acquire common stock                                --        (190,000)       (127,000)
                                                        ------------    ------------    ------------
       Net Cash Provided By (Used In)
        Financing Activities                             (19,370,000)     20,391,000         (96,000)
                                                        ------------    ------------    ------------
Net Increase (Decrease) in Cash and Cash Equivalents      (7,001,000)     (2,760,000)      2,522,000
Cash and Cash Equivalents at Beginning of Year            13,130,000      15,890,000      13,368,000
                                                        ------------    ------------    ------------
Cash and Cash Equivalents at End of Year                $  6,129,000    $ 13,130,000    $ 15,890,000
                                                        ============    ============    ============

                                                                         Fiscal Years Ended
                                                            --------------------------------------------
                                                              Sept. 29,        Oct. 1,         Oct. 2,
                                                                1996            1995            1994
                                                            ------------    ------------    ------------
 SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                $  1,149,000    $     18,000    $     24,000
    Income taxes                                            $  6,123,000    $  5,879,000    $  3,270,000

SUPPLEMENTAL NON-CASH INVESTING AND
FINANCING ACTIVITIES:
  In fiscal 1996, the Company purchased all of the
    capital stock of KCM, Inc. In conjunction with
    this acquisition, liabilities were assumed as follows:
      Fair value of assets acquired                         $ 20,393,000
      Cash paid                                               (2,645,000)
      Issuance of common stock                               (10,313,000)
      Other acquisition costs                                   (415,000)
                                                            ------------
        Liabilities assumed                                 $  7,020,000
                                                            ============
  In fiscal 1995, the Company purchased all of the
    capital stock of PRC Environmental Management,
    Inc. In conjunction with this acquisition, liabilities
    were assumed as follows:
     Fair value of assets acquired                                          $ 47,377,000
     Cash paid                                                               (35,000,000)
     Purchase price payable                                                   (5,000,000)
     Other acquisition costs                                                    (600,000)
                                                                            ------------
        Liabilities assumed                                                 $  6,777,000
                                                                            ============
  In fiscal 1994, the Company purchased all of the
    capital stock of Simons, Li & Associates, Inc.
    and acquired substantially all of the assets and
    assumed certain liabilities of Simon Hydro-Search,
    Inc. In conjunction with these acquisitions,
    liabilities were assumed as follows:
      Fair value of assets acquired                                                         $ 11,360,000
      Cash paid                                                                               (7,194,000)
      Issuance of common stock                                                                (1,113,000)
                                                                                            ------------
        Liabilities assumed                                                                 $  3,053,000
                                                                                            ============

                    See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tetra Tech, Inc.

Fiscal Years Ended September 29, 1996,
October 1, 1995 and October 2, 1994

1. SIGNIFICANT ACCOUNTING POLICIES
Business--Tetra Tech, Inc. (the "Company") provides comprehensive environmental engineering and consulting services addressing complex water contamination and other environmental matters.

Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, GeoTrans, Inc. ("GeoTrans"), Simons, Li & Associates, Inc. ("SLA"), Hydro-Search, Inc. ("HSI"), PRC Environmental Management, Inc. ("EMI"), KCM, Inc. ("KCM"), and Tetra Tech Technical Services, Inc. ("TtTS"). All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year--The Company reports results of operations based on 52- or 53-week periods ending on the Sunday nearest to September 30. Fiscal years 1996, 1995 and 1994 each contained 52 weeks.


Contract Revenues and Costs--In the course of providing its services, the Company routinely subcontracts for services such as laboratory testing, soil cartage and other services and capabilities. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenues and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenues on long-term contracts are recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

    General and administrative costs are expensed in the period incurred.

    Contract revenues under United States government contracts and subcontracts accounted for approximately 62%, 55% and 52% of net contract revenue for the years ended September 29, 1996, October 1, 1995 and October 2, 1994, respectively.

Cash and Cash Equivalents--Cash equivalents include all investments with initial maturities of 90 days or less.

Property and Equipment--Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred.

    Generally, estimated useful lives range from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases.

Intangible Assets--The Company reviews the recoverability of intangible assets to determine if there has been any impairment. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of intangible assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value. Intangible assets as of September 29, 1996 and October 1, 1995 consists principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 40 years.

Income Taxes--The Company files a consolidated federal income tax return and combined California franchise tax reports, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

Net Income Per Common Share--Per share information is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options and warrants (using the treasury stock method).

Fair Value of Financial Instruments--

Cash and Cash Equivalents, Accounts Receivable, Unbilled Receivables and Accounts Payable--The carrying amounts approximate fair value because of the short maturities of these instruments.

Revolving Credit Facility--The carrying amount approximates fair value because the interest rates are based upon variable reference rates.

Concentration of Credit Risk--Financial instruments which subject the Company to credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit qualified financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. Approximately 70% of accounts receivable is due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Pronouncements--During the fiscal year ended September 29, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Among other provisions, the statement changed current accounting practices for the evaluation of impairment of long-lived assets. The adoption did not have a material effect on the Company's financial statements.

    In 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which will be effective for the Company beginning September 30, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share upon adoption of SFAS No.
123.

2.  ACQUISITIONS
In November 1995, the Company acquired 100% of the capital stock of KCM, Inc. ("KCM"), an engineering services firm specializing in areas of water quality, water and wastewater systems, surface water management, fisheries and facilities. The purchase price of $12,958,000 consisted of cash and Company stock which was issued under Regulation D under the Securities Act of 1933, as amended, and had a value of $10,313,000.

    On September 15, 1995, the Company acquired 100% of the capital stock of PRC Environmental Management, Inc. ("EMI") from The Black & Decker Corporation. EMI provides a full range of environmental consulting and engineering services, including feasibility studies, remedial investigations and design, construction management, economic and financial analysis, environmental audits, risk management services and regulatory compliance assistance. EMI's customers include the U.S. Environmental Protection Agency, U.S. Department of Defense and other governmental and commercial entities. The purchase price was approximately $40,000,000.

    The acquisitions of EMI and KCM have been accounted for as purchases. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets--Net in the accompanying balance sheets. The results of operations of EMI and KCM have been included in the Company's financial statements from their respective acquisition dates.

                   NOTES TO CONSOLIDATD FINANCIAL STATEMENTS

Tetra Tech, Inc.
---------------

    The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired KCM and EMI on October 3, 1994:

                                                  Fiscal Years Ended
                                                -------------------------
                                                Sept. 29,        Oct. 1,
($ in thousands, except per share data)           1996            1995
---------------------------------------         ---------       ---------
Gross revenue                                   $ 222,150       $ 232,008
Income before income taxes                         17,119          10,842
Net income                                         10,200           6,505
Net income per share                                 0.70            0.45
Weighted average shares outstanding                14,546          14,324


3.  ACCOUNTS RECEIVABLE
Accounts receivable consisted of the following at September 29, 1996 and October 1, 1995:

                                                  1996              1995
                                                ------------    ------------
Billed accounts receivable                      $ 23,338,000    $ 24,782,000
                                                ------------    ------------
Unbilled accounts receivable:
  Billable amounts not invoiced, amounts
   billable at stipulated stages of
   completion of contract work, and unbilled
   amounts pending negotiation or receipt of
   contract modifications                         25,067,000      28,207,000
  Costs and fee retention billable upon
   audit of total contract costs                  10,203,000      10,668,000
                                                ------------    ------------
Total unbilled accounts receivable                35,270,000      38,875,000
                                                ------------    ------------
Allowance for uncollectible accounts and
 disallowed costs                                (11,101,000)    (11,153,000)
                                                ------------    ------------
Total                                           $ 47,507,000    $ 52,504,000
                                                ============    ============

    The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. Disallowance of billed and unbilled costs is primarily associated with contracts with the U.S. government which contain clauses that subject contractors to many levels of audit. Payments made to EMI on U.S. government contracts are subject to proposed adjustments upon audit. Audits for the years 1986, 1987, 1992 and 1993 have been completed, and cost disallowances of approximately $2.3 million have been proposed. Final negotiations between EMI and the U.S. government are in process, and EMI is vigorously contesting substantially all of the proposed disallowances. Audits for the years 1988, 1989, 1990, 1991, 1994 and 1995 and the period from January 1, 1996 to September 29, 1996 have yet to be completed. Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, plus a general allowance for other amounts for which some potential loss has been determined to be probable based on current events and circumstances. Given the above, management believes that resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

    The Company has approximately $2,400,000 under retainage provisions of contracts. Accounts receivable include approximately $4,748,891 that may not be realized within one year.

4.  INCOME TAXES
The provision for income taxes for the years ended September 29, 1996, October 1, 1995 and October 2, 1994 consisted of the following:

                   Sept. 29,         Oct. 1,         Oct. 2,
                     1996             1995            1994
                  -----------     -----------     -----------
Current:
  Federal         $ 5,849,000     $ 4,185,000     $ 2,915,000
  State             1,462,000       1,129,000         762,000
Deferred             (457,000)       (278,000)        129,000
                  -----------     -----------     -----------
Total provision   $ 6,854,000     $ 5,036,000     $ 3,806,000
                  ===========     ===========     ===========

    Temporary differences comprising net deferred income taxes shown on the consolidated balance sheets were as follows:

                              Sept. 29,       Oct. 1,
                                1996           1995
                            -----------     -----------
Allowance for doubtful
 accounts                   $ 4,458,000     $ 4,635,000
Cash to accrual              (2,265,000)       (211,000)
Accrued vacation                606,000         547,000
Prepaid expense                (584,000)       (324,000)
Depreciation                   (399,000)       (157,000)
Other                           542,000         268,000
                            -----------     -----------
Deferred income taxes       $ 2,358,000     $ 4,758,000
                            ===========     ===========

    Total tax expense was different than the amount computed by applying the federal statutory rate as follows:

                                          Sept. 29, 1996                   Oct. 1, 1995                   Oct. 2, 1994
                                      -------------------------------------------------------------------------------------
                                         Amount         %                 Amount        %               Amount         %
                                      -----------     -----           -----------     -----           -----------     -----
Tax at federal statutory rate         $ 5,936,000     35.0%           $ 4,406,000     35.0%           $ 3,330,000     35.0%
State taxes, net of federal benefit       933,000      5.5                692,000      5.5                528,000      5.5
Other                                     (15,000)    (0.1)               (62,000)    (0.5)               (52,000)    (0.5)
                                      -----------     ----            -----------     ----            -----------     ----
Total provision                       $ 6,854,000     40.4%           $ 5,036,000     40.0%           $ 3,806,000     40.0%
                                      ===========     ====            ===========     ====            ===========     ====

5.  LONG-TERM OBLIGATIONS
In September 1995, the Company entered into a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. The Credit Agreement initially provided a revolving credit facility of $30,000,000 which the Company voluntarily reduced to $15,000,000 at September 29, 1996. Under the Credit Agreement, the Company may also request standby letters of credit up to the aggregate sum of $5,000,000 outstanding at any one time.

    Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (Federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 1.25% to 1.75%. The interest rate on outstanding borrowings at October 1, 1995 was 7.5625%.

    Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of four of the Company's subsidiaries.

    The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

    The Credit Agreement matures on September 15, 1998 or earlier at the discretion of the Company upon payment in full of loans and other obligations. As at September 29, 1996, there were no borrowings outstanding, however, standby letters of credit totalled $1,815,000.

6.  STOCKHOLDERS' EQUITY
On May 23, 1996, the Board of Directors declared a five-for-four split of the Company's Common Stock, effected in the form of a 25% stock dividend, payable on June 21, 1996 to shareholders of record on June 7, 1996. All agreements concerning stock options and other commitments payable in shares of the Company's Common Stock are affected by the five-for-four split. All references to number of shares (except shares authorized), stock options and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

    Pursuant to the Company's 1989 Stock Option Plan, key employees may be granted options to purchase 610,351 shares of the Company's Common Stock at prices ranging from 85% to 100% of the market value on the date of grant. All options granted to date by the Company have been at 100% of the market value as determined by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from date of grant. Additionally, in connection with acquisitions in 1988 and 1990, the Company issued options to purchase 281,605 shares of the Company's Common Stock.

    The Company also has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase 2,156,250 shares of the Company's Common Stock at prices not less than the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tetra Tech, Inc.
---------------

    Pursuant to the Company's 1992 Nonemployee Director Plan, nonemployee directors may be granted options to purchase 73,241 shares of the Company's Common Stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

    The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase Common Stock to regular full-time and regular part-time employees and officers of the Company or any of its Subsidiaries, including directors who are also employees or officers of the Company and its Subsidiaries. Under the Purchase Plan, shares of Common Stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, 562,500 shares may be issued pursuant to the exercise of Purchase Rights.

    Each Purchase Right lasts for a period of 52 weeks ("Purchase Right Period"). The first Purchase Right Period began after the stockholders adopted the Purchase Plan at the Annual Meeting on February 8, 1996. However, the Committee may elect to suspend and/or recommence the Purchase Plan at anytime following the end of a Purchase Right Period.

    Prior to the beginning of each Purchase Right Period, employees may elect to contribute fixed amounts to the Purchase Plan during that Purchase Right Period to purchase Common Stock. Employees can only commence participation in the Purchase Plan on the first day of a Purchase Right Period. The maximum amount that an employee can contribute during a Purchase Right Period is $4,000, and the minimum contribution per payroll period is $25.

    Under the Purchase Plan, the exercise price of a Purchase Right will be the lesser of 100% of the fair market value of such shares on the first day of the Purchase Right Period or 85% of the fair market value on the last day of the Purchase Right Period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq Stock Market on the day in question.

    The amounts that employees contribute to the Purchase Plan will automatically be used to purchase Common Stock on the last day of the Purchase Right Period, unless they elect to withdraw from the Purchase Plan or are terminated prior to that date. If the Company is sold, all Purchase Rights will become exercisable immediately preceding the sale. Employees who elect to suspend their contributions can elect either to withdraw their contributions or leave those amounts in the Purchase Plan to be used to purchase Common Stock at the end of the Purchase Right Period. No interest is credited on any amounts contributed to the Purchase Plan.

    If the Common Stock is disposed of by a participant prior to the expiration of the holding periods required to qualify for long-term capital gains treatment, the participant is required to notify the Company in the event of such a premature disposition.

    During the three years ended September 29, 1996, option activity was as follows:

                        Number of         Option Price
                         Options            Per Share              Total
                        ---------       -----------------       ------------
Balance,
October 3,
1993                      435,961       $  1.08 - $  7.98       $  1,992,000
  Granted                 512,158       $  8.06 - $ 12.16          4,826,000
  Exercised               (63,633)      $  1.08 - $  7.53           (151,000)
  Cancelled               (41,026)      $  1.47 - $  9.22           (266,000)
                        ---------       -----------------       ------------
Balance,
October 2,
1994                      843,460       $  1.08 - $ 12.16          6,401,000
  Granted                 347,770       $ 10.88 - $ 17.30          4,038,000
  Exercised              (109,896)      $  1.08 - $ 10.24           (629,000)
  Cancelled               (79,561)      $  1.47 - $ 11.04           (690,000)
                        ---------       -----------------       ------------
Balance,
October 1,
1995                    1,001,773       $  1.08 - $ 17.30          9,120,000
  Granted                 412,587       $ 16.00 - $ 21.00          7,318,000
  Exercised              (101,626)      $  1.08 - $ 12.48           (684,000)
  Cancelled               (52,417)      $  1.08 - $ 17.60           (583,000)
                        ---------       -----------------       ------------
Balance,
September 29,
1996                    1,260,317       $  1.08 - $ 21.00       $ 15,171,000
                        =========       =================       ============

    At September 29, 1996, the status of each plan was as follows:

1989 Stock Option Plan: Options to purchase 114,674 shares were exercisable and no further options will be granted under this plan.

1992 Incentive Stock Plan: Options to purchase 293,283 shares were exercisable and options to purchase 954,111 shares were available for future grant.

1992 Nonemployee Director Plan: Options to purchase 9,764 shares were exercisable and options to purchase 56,154 shares were available for future grant.

7.  LEASES
The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $9,462,000, $5,332,000 and $3,732,000 for the years ended September 29, 1996, October 1, 1995 and October 2, 1994, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:


1997            $  7,873,000
1998               6,065,000
1999               4,029,000
2000               3,083,000
2001               2,575,000
Thereafter         5,136,000
                ------------
Total           $ 28,761,000
                ============

8.  RETIREMENT PLANS
The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the years ended September 29, 1996, October 1, 1995 and October 2, 1994 expenses relating to the plans were approximately $4,002,000, $1,971,000 and $1,479,000, respectively.

9.  CONTINGENCIES
The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits against such claims. Management is of the opinion that the resolution of these claims will not have a material adverse effect on the Company's financial statements.

10  QUARTERLY FINANCIAL INFORMATION--UNAUDITED
In the opinion of management, the following unaudited quarterly data for the years ended September 29, 1996 and October 1, 1995 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data.)

                                         First           Second          Third          Fourth
Fiscal 1996                             Quarter         Quarter         Quarter         Quarter
-----------                             --------        --------        --------        --------
Gross revenue                           $ 54,162        $ 53,929        $ 54,152        $ 57,856
Net revenue                               38,023          40,076          40,314          42,624
Gross profit                               8,540           9,400           9,835          11,178
Income from operations                     3,730           4,119           4,506           5,380
Net income                                 2,029           2,297           2,625           3,154
Net income per share                    $   0.14        $   0.16        $   0.18        $   0.22
Weighted average shares outstanding       14,151          14,504          14,565          14,601

Fiscal 1995
-----------
Gross revenue                           $ 27,646        $ 27,852        $ 29,150        $ 35,386
Net revenue                               19,947          21,151          21,499          25,277
Gross profit                               4,897           5,244           5,277           6,972
Income from operations                     2,403           2,613           2,919           3,821
Net income                                 1,551           1,688           1,907           2,407
Net income per share                    $   0.12        $   0.13        $   0.14        $   0.18
Weighted average shares outstanding       13,439          13,449          13,551          13,670


                            SECURITIES INFORMATION

Tetra Tech, Inc.
---------------

Tetra Tech's Common Stock is traded on the Nasdaq Stock Market under the symbol WATR. There were 337 stockholders of record as of December 2, 1996. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. The high and low sales prices for the Common Stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables. The prices have been adjusted to reflect the effect, on a retroactive basis, of a 5-for-4 stock split, effected in the form of a 25% stock dividend, in June 1996.


Fiscal 1996               High      Low
-----------             -------   -------
First Quarter           $ 19.00   $ 16.40
Second Quarter            19.00     15.60
Third Quarter             22.40     15.80
Fourth Quarter            24.50     17.25

Fiscal 1995               High      Low
-----------             -------   -------
First Quarter           $ 12.80   $ 10.40
Second Quarter            12.96     10.24
Third Quarter             14.88     12.48
Fourth Quarter            19.00     14.00



                         INDEPENDENT AUDITORS' REPORT

TETRA TECH, INC.:
We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of September 29, 1996 and October 1, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of September 29, 1996 and October 1, 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 1996 in conformity with generally accepted accounting principles.



Los Angeles, California
November 12, 1996