Form 10-K, Exhibit 13
period 1997-09-28
TETRA TECH INC
filed 1997-12-26
CIK 831641

                                 FINANCIAL HIGHLIGHTS

                                                                       Fiscal Years Ended
                                             -----------------------------------------------------------------
                                             Sept. 28,     Sept. 29,      Oct. 1,       Oct. 2,       Oct. 3,
                                               1997          1996          1995          1994          1993
                                             ---------     ---------     ---------     ---------     ---------
                                                               (in thousands, except per share data)
Gross revenue. . . . . . . . . . . . . . .   $ 246,767     $ 220,099     $ 120,034     $  96,472     $  74,488

Net revenue. . . . . . . . . . . . . . . .     190,791       161,037        87,874        67,819        51,165

Income from operations . . . . . . . . . .      24,599        17,735        11,756         9,161         6,841

Net income . . . . . . . . . . . . . . . .      14,256        10,105         7,553         5,709         4,279
Weighted average shares
  outstanding(1) . . . . . . . . . . . . .      19,725        18,065        16,917        16,649        16,334
Net income per share(1). . . . . . . . . .        0.72          0.56          0.45          0.34          0.26

Cash flow from operating activities. . . .       1,144        21,124        13,578        11,115         5,428

Working capital. . . . . . . . . . . . . .      42,539        32,739        39,872        24,833        23,722
Total assets . . . . . . . . . . . . . . .     159,513        88,463        92,930        51,606        38,572

Long-term obligations. . . . . . . . . . .          --            --        19,045            --            --
Stockholders' equity . . . . . . . . . . .     107,641        63,269        41,496        33,507        26,446


----------

(1) REFLECTS THE EFFECT, ON A RETROACTIVE BASIS, OF A 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND, IN DECEMBER 1997.

                         SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     Fiscal Years Ended
                                      -----------------------------------------------------------------------
                                      Sept. 28,(2)   Sept. 29,(3)    Oct. 1, (4)    Oct. 2,(5)       Oct. 3,
                                         1997           1996            1995           1994           1993
                                      ------------   ------------   ------------   -----------   -----------
                                                       (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA
Gross revenue. . . . . . . . . . .     $  246,767     $  220,099     $  120,034     $  96,472     $  74,488
Subcontractor costs. . . . . . . .         55,976         59,062         32,160        28,653        23,323
                                       ----------     ----------     ----------     ---------     ---------
Net revenue. . . . . . . . . . . .        190,791        161,037         87,874        67,819        51,165
Cost of net revenue. . . . . . . .        141,019        122,084         65,484        51,069        38,628
                                       ----------     ----------     ----------     ---------     ---------
Gross profit . . . . . . . . . . .         49,772         38,953         22,390        16,750        12,537
Selling, general and
    administrative expenses. . . .         25,173         21,218         10,634         7,589         5,696
                                       ----------     ----------     ----------     ---------     ---------
Income from operations . . . . . .         24,599         17,735         11,756         9,161         6,841
Net interest income (expense). . .            (20)          (776)           833           354           290
                                       ----------     ----------     ----------     ---------     ---------
Income before income taxes . . . .         24,579         16,959         12,589         9,515         7,131
Income tax expense . . . . . . . .         10,323          6,854          5,036         3,806         2,852
                                       ----------     ----------     ----------     ---------     ---------
Net income . . . . . . . . . . . .     $   14,256     $   10,105     $    7,553     $   5,709     $   4,279
                                       ----------     ----------     ----------     ---------     ---------
                                       ----------     ----------     ----------     ---------     ---------
Net income per share(1). . . . . .     $     0.72     $     0.56     $     0.45     $    0.34     $    0.26
                                       ----------     ----------     ----------     ---------     ---------
                                       ----------     ----------     ----------     ---------     ---------
Weighted average shares
    outstanding(1) . . . . . . . .         19,725         18,065         16,917        16,649        16,334

                                        Sept. 28,      Sept. 29,      Oct. 1,        Oct. 2,       Oct. 3,
                                          1997           1996          1995           1994          1993
                                       ----------     ----------     ----------     ---------     ---------
                                                                   (in thousands)
BALANCE SHEET DATA

Working capital. . . . . . . . . .      $  42,539      $  32,739      $  39,872     $  24,833    $  23,722
Total assets . . . . . . . . . . .        159,513         88,463         92,930        51,606       38,572
Long-term obligations, excluding
    current installments . . . . .             --             --         19,045            --           --
Stockholders' equity . . . . . . .        107,641         63,269         41,496        33,507       26,446


----------

(1) REFLECTS THE EFFECT, ON A RETROACTIVE BASIS, OF A 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND, IN DECEMBER 1997.

(2) INCLUDES THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF IWA ENGINEERS (ACQUIRED DECEMBER 11, 1996), FLO ENGINEERING, INC. (ACQUIRED DECEMBER 20,
    1996), SCM CONSULTANTS, INC. (ACQUIRED MARCH 19, 1997), WHALEN & COMPANY, INC. (ACQUIRED JUNE 11, 1997) AND COMMSITE DEVELOPMENT CORPORATION (ACQUIRED JULY 11, 1997) FROM THE DATES SET FORTH IN THE RELATED PURCHASE AGREEMENTS.

(3) INCLUDES THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF KCM, INC. (ACQUIRED NOVEMBER 7, 1995) FROM THE DATE SET FORTH IN THE RELATED PURCHASE AGREEMENT.

(4) INCLUDES THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF TETRA TECH EM INC., FORMERLY KNOWN AS PRC ENVIRONMENTAL MANAGEMENT, INC. (ACQUIRED SEPTEMBER 15, 1995.) FROM THE DATE SET FORTH IN THE RELATED PURCHASE AGREEMENT.

(5) INCLUDES THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF SIMONS, LI & ASSOCIATES, INC. (ACQUIRED OCTOBER 4, 1993) AND HYDRO-SEARCH, INC. (ACQUIRED JUNE 3, 1994) FROM THE DATES SET FORTH IN THE RELATED PURCHASE AGREEMENTS.

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

    Net revenue includes the fees for services provided directly by the Company and fees charged by the Company for arranging subcontractor services. Cost of net revenue incorporates the expenses of the Company's 95 locations performing services under contracts, including professional salaries and certain direct and indirect overhead costs such as rents, utilities and travel.

    Selling, general and administrative (SG&A) expenses are comprised primarily of corporate headquarters' costs related to the executive offices, corporate accounting, data processing, marketing and bid and proposal costs. These costs are generally unrelated to specific client projects. In addition, amortization of certain intangible assets resulting from acquisitions is included in SG&A expense.

    The Company provides services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents for the periods indicated the approximate percentage of the Company's net revenue attributable to Federal government, state and local government, private and international clients:


                                          Percentage of Net Revenue
                                  -----------------------------------------

              Client              Fiscal 1997    Fiscal 1996    Fiscal 1995
              ------              -----------    -----------    -----------
Federal government . . . . . . .     52.3%          61.7%          54.8%
State and local government . . .     14.8           16.6           11.1
Private. . . . . . . . . . . . .     29.2           20.1           34.1
International. . . . . . . . . .      3.7            1.6             --
                                  ----------     -----------    -----------
Total. . . . . . . . . . . . . .    100.0%         100.0%         100.0%
                                  ----------     -----------    -----------
                                  ----------     -----------    -----------

    A significant portion of the Company's net revenue is derived from contracts with the Federal government which are subject to termination at any time by the client. Some of these contracts are subject to annual approval of funding. Accordingly, Federal budget allocation changes may have an effect on the future operations of the Company.

    Except for the historical information contained below, the matters discussed in this section are forward-looking statements that involve a number of risks and uncertainties. The Company's actual liquidity needs, capital resources and results may differ materially from the discussion set forth below in such forward-looking statements.


RESULTS OF OPERATIONS

    The Results of Operations table presents for the periods indicated the percentage relationship which certain items in the Company's Consolidated Statements of Income bear to net revenue and the percentage increase or (decrease) in the dollar amount of such items.


                                                  Percentage Relationship to Net Revenue
                                                  ---------------------------------------          Period to Period
                                                           Fiscal Years Ended                           Change
                                                  ---------------------------------------       -----------------------
                                                  Sept. 28,      Sept. 29,        Oct. 1,       1997 vs.       1996 vs.
                                                     1997           1996            1995          1996           1995
                                                  ---------      ---------        -------       --------       --------
Net revenue. . . . . . . . . . . . . . . . .        100.0%         100.0%         100.0%          18.5%          83.3%
Cost of net revenue. . . . . . . . . . . . .         73.9           75.8           74.5           15.5            6.4
                                                  ---------      ---------        -------       --------       --------
Gross profit . . . . . . . . . . . . . . . .         26.1           24.2           25.5           27.8           74.0
Selling, general and administrative
    expenses . . . . . . . . . . . . . . . .         13.2           13.2           12.1           18.6           99.5
                                                  ---------      ---------        -------       --------       --------
Income from operations . . . . . . . . . . .         12.9           11.0           13.4           38.7           51.0
Net interest income (expense). . . . . . . .          0.0           (0.5)           0.9          (97.4)        (193.2)
                                                  ---------      ---------        -------       --------       --------
Income before income taxes . . . . . . . . .         12.9           10.5           14.3           44.9           34.7
Income tax expense . . . . . . . . . . . . .          5.4            4.2            5.7           50.6           36.1
                                                  ---------      ---------        -------       --------       --------
Net income . . . . . . . . . . . . . . . . .          7.5%           6.3%           8.6%          41.1%          33.8%
                                                  ---------      ---------        -------       --------       --------
                                                  ---------      ---------        -------       --------       --------



FISCAL 1997 COMPARED TO FISCAL 1996

    NET REVENUE. Net revenue increased from $161,037,000 to $190,791,000, or 18.5%, from fiscal 1996 to fiscal 1997. All four client sectors - Federal government, state and local government, private and international - continued to show net revenue increases in actual dollars. However, only the private and international sectors increased on a percentage of net revenue basis. The increase in net revenue was primarily the result of revenue associated with entities acquired in fiscal 1997 (see Note 2 to Consolidated Financial Statements) which totaled $24,641,000. Despite the general market conditions of the environmental industry, the Company attained a 3.2% growth in its net revenue, exclusive of revenue related to acquired entities. Gross revenue increased from $220,099,000 to $246,767,000, or 12.1%, from fiscal 1996 to fiscal 1997. In fiscal 1997, subcontractor costs were 22.7% of gross revenue compared to 26.8% for fiscal 1996.

    COST OF NET REVENUE. Cost of net revenue increased from $122,084,000 to $141,019,000, or 15.5%, from fiscal 1996 to fiscal 1997. This increase was primarily attributable to costs incurred in connection with the additional net revenue from the acquisitions. The number of employees increased from 1,899 at the end of fiscal 1996 to 2,262 (347 from the fiscal 1997 acquisitions) at the end of fiscal 1997. As a percentage of net revenue, cost of net revenue decreased from 75.8% in fiscal 1996 to 73.9% in fiscal 1997. Gross profit increased from $38,953,000 to $49,772,000, or 27.8%, from fiscal 1996 to fiscal 1997 primarily due to efficiencies in operations, acquisitions and higher profit margins realized in the acquired businesses in the telecommunication service industry.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased from $21,218,000 to $25,173,000, or 18.6%, from fiscal 1996 to fiscal 1997. However, as a percentage of net revenue, SG&A expenses remained at 13.2% for fiscal 1997.

    NET INTEREST INCOME/EXPENSE. Net interest expense decreased from $776,000 in fiscal 1996 to $20,000 in fiscal 1997, or 97.4%, due to the reduction of the average outstanding borrowings from 1996 to 1997.

    INCOME TAX EXPENSE. Income tax expense increased from $6,854,000 to $10,323,000, or 50.6%, from fiscal 1996 to fiscal 1997. The Company's effective tax rate increased from 40.4% in 1996 to 42.0% in 1997 primarily due to the non-deductibility for tax purposes of certain goodwill amortization amounts.


FISCAL 1996 COMPARED TO FISCAL 1995

    NET REVENUE. Net revenue increased from $87,874,000 to $161,037,000, or 83.3%, from fiscal 1995 to fiscal 1996. Net revenue, exclusive of revenue related to acquired entities, decreased from $86,004,000 to $83,359,000, or 3.1%. Net revenue, exclusive of revenue related to acquired entities, for Federal government contracts decreased $4,399,000 due to the budget impasse and resulting Federal government shutdown experiences in 1996. The Company attempted to minimize the financial impact of the decrease in Federal government revenue by shifting its employees to private and other public sector contracts and by key acquisitions. Due to the infrequency of budget impasses, the Company does not expect this trend to continue. However, since the Federal government is the Company's largest client, limitations on government spending can have a significant impact on the Company's ability to generate net revenue. The Company is attempting to mitigate this impact by pursuing a strategic objective of balancing its revenue mix between Federal and private sector programs and thereby increasing the amount of business driven by economics rather than regulatory requirements. Net revenue from acquired entities totaled $77,678,000. All four client sectors - Federal government, state and local government, private and international - continued to show net revenue increases in actual dollars. Gross revenue increased from $120,034,000 to $220,099,000, or 83.4%, from fiscal 1995 to fiscal 1996. In both fiscal 1995 and fiscal 1996, subcontractor costs were 26.8% of gross revenue.

    COST OF NET REVENUE. Cost of net revenue increased from $65,484,000 to $122,084,000, or 86.4%, from fiscal 1995 to fiscal 1996. This increase was attributable to costs incurred in connection with the additional net revenue from the Tetra Tech EM Inc. (EMI [formerly known as PRC Environmental Management, Inc.]) and KCM, Inc. acquisitions, and growth in project volume. The number of employees increased from 1,706 at the end of fiscal 1995 to 1,899 (118 from the fiscal 1996 acquisitions) at the end of fiscal 1996. As a percentage of net revenue, cost of net revenue increased from 74.5% in fiscal 1995 to 75.8% in fiscal 1996 due primarily to the acquisitions. Gross profit increased from $22,390,000 to $38,953,000, or 74.0%, from fiscal 1995 to fiscal 1996. However, as a percentage of net revenue, gross profit decreased from 25.5% in fiscal 1995 to 24.2% in fiscal 1996, primarily as a result of the amount of EMI's cost-type contracts.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased from $10,634,000 to $21,218,000, or 99.5%, from fiscal 1995 to fiscal 1996. As a percentage of net revenue, SG&A expenses increased from 12.1% in fiscal 1995 to 13.2% in fiscal 1996. These increases were due principally to the entities acquired, associated goodwill amortization and to the Company's continuing efforts to identify and secure new contracts by increasing its business development expenditures.

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


INFLATION

    Management believes the Company's operations have not been and, in the foreseeable future, are not expected to be materially adversely affected by inflation or changing prices.


LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital as of September 28, 1997 was $42,539,000, an increase of $9,800,000 from September 29, 1996. Cash and cash equivalents as of September 28, 1997 totaled $12,262,000. In fiscal 1997, the Company augmented cash generated from operations with borrowings under a $25,000,000 credit facility, while in fiscal 1996, the Company financed its operations through cash generated from operations. In fiscal 1997, the Company generated $1,144,000 from operating activities and used $3,834,000 for investing activities ($1,237,000 of which related to business acquisitions). In fiscal 1996, the Company generated $21,124,000 in cash from operating activities and used $8,755,000 for investing activities ($6,441,000 of which related to business acquisitions). The decrease in cash from operating activities in fiscal 1997 resulted primarily from an increase in receivables and the terms of the Whalen & Company, Inc. (WAC) acquisition in which substantially no receivables were acquired, resulting in a lag in generating cash to fund the business' operations. The Company targets as an ongoing effort to increase its efficiencies in the timing of billings and the collection of receivables.

    The Company has a credit agreement (as amended, the "Credit Agreement") with a bank which, as of December 15, 1997, provides the Company with a revolving credit facility (the "Facility") of $45,000,000. The Company renegotiated the Facility during fiscal 1997 in order to accommodate the WAC and future acquisitions. Interest on borrowings under the Facility is payable at the Company's option (a) at a base rate (federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings under the Facility are secured by the Company's accounts receivable and the stock of five of the Company's subsidiaries. The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends). The Facility matures on December 15, 2000 or earlier at the discretion of the Company upon payment in full of loans and other obligations. Throughout fiscal 1997, maximum borrowings under the Facility were $13,000,000. At September 28, 1997 borrowings totaled $8,000,000 under the Facility and standby letters of credit totaled $955,000.

    Capital expenditures during fiscal years 1997, 1996 and 1995 were approximately $2,640,000, $2,385,000 and $1,453,000, respectively. The expenditures were primarily for computer equipment, leasehold improvements and office expansion.

    The Company continuously evaluates the marketplace for strategic acquisition opportunities. Once an opportunity is identified, the Company examines the effect an acquisition may have on the business environment, as well as on the Company's results of operations. The Company proceeds with an acquisition if it determines that the acquisition is anticipated to have an accretive effect on future operations. However, as successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide immediate accretive results. The Company's strategy is to position itself to address existing and emerging markets. The Company views acquisitions as a key component of its growth strategy, and intends to use both cash and its securities, as it deems appropriate, to fund such acquisitions.

    The Company expects that internally generated funds, its existing cash balances, and its available line of credit will be sufficient to meet the Company's capital requirements through the end of fiscal 1998.

    The Company is currently assessing its computer systems and business processes to ensure that its computer systems will be capable of processing periods for the year 2000 and beyond as well as ensure that its business processes will be able to support current and anticipated growth projections. The Company does not anticipate the costs associated with ensuring these capabilities will have a material adverse impact on the Company's financial position or results of operations.

                             INDEPENDENT AUDITORS' REPORT



Tetra Tech, Inc.:

    We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of September 28, 1997 and September 29, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of September 28, 1997 and September 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 1997 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Los Angeles, California
November 7, 1997 (except for Note 5, as to which the date is December 15, 1997)

                                   TETRA TECH, INC.
                             CONSOLIDATED BALANCE SHEETS

                              ASSETS                                               Sept. 28,       Sept. 29,
                                                                                     1997            1996
                                                                                 -------------   ------------
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . .       $  12,262,000   $  6,129,000
  Accounts receivable - net. . . . . . . . . . . . . . . . . . . . . . . .          30,089,000     22,306,000
  Unbilled receivables - net . . . . . . . . . . . . . . . . . . . . . . .          35,145,000     25,201,000
  Prepaid and other current assets . . . . . . . . . . . . . . . . . . . .           2,522,000      1,939,000
  Deferred income taxes - net. . . . . . . . . . . . . . . . . . . . . . .             867,000      2,358,000
                                                                                --------------  -------------
     Total Current Assets. . . . . . . . . . . . . . . . . . . . . . . . .          80,885,000     57,933,000
                                                                                --------------  -------------
Property and Equipment:
  Equipment, furniture and fixtures. . . . . . . . . . . . . . . . . . . .          16,838,000     13,072,000
  Leasehold improvements . . . . . . . . . . . . . . . . . . . . . . . . .           1,177,000        733,000
                                                                                --------------  -------------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,015,000     13,805,000
  Accumulated depreciation and amortization. . . . . . . . . . . . . . . .          (9,592,000)    (6,790,000)
                                                                                --------------  -------------
Property and Equipment - Net . . . . . . . . . . . . . . . . . . . . . . .           8,423,000      7,015,000
                                                                                --------------  -------------
Intangible Assets - Net. . . . . . . . . . . . . . . . . . . . . . . . . .          69,439,000     22,047,000
Other Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             766,000      1,468,000
                                                                                --------------  -------------
Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  159,513,000  $  88,463,000
                                                                                --------------  -------------
                                                                                --------------  -------------

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  11,621,000  $  13,423,000
  Accrued compensation . . . . . . . . . . . . . . . . . . . . . . . . . .          10,981,000      7,311,000
  Other current liabilities. . . . . . . . . . . . . . . . . . . . . . . .           6,386,000      3,356,000
  Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . .           1,358,000      1,104,000
  Current portion of long-term obligations . . . . . . . . . . . . . . . .           8,000,000             --
                                                                                --------------  -------------
     Total Current Liabilities . . . . . . . . . . . . . . . . . . . . . .          38,346,000     25,194,000
                                                                                --------------  -------------

Commitments and Contingencies (Notes 8 and 10) . . . . . . . . . . . . . .
Redeemable Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . .          13,526,000             --
                                                                                --------------  -------------

Stockholders' Equity:
  Preferred stock - authorized 2,000,000 shares of $.01 par value;
     issued and outstanding 1,231,840 and 0 shares at September 28,
     1997 and September 29, 1996, respectively . . . . . . . . . . . . . .                  --             --
  Common stock - authorized 30,000,000 shares of $.01 par value;
     issued and outstanding 20,714,254 shares at September 28,1997,
     and 17,658,572 shares at September 29, 1996 . . . . . . . . . . . . .             207,000        176,000
  Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . .          63,502,000     33,417,000
  Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . .          43,932,000     29,676,000
                                                                                --------------  -------------
Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . .         107,641,000     63,269,000
                                                                                --------------  -------------
Total Liabilities and Stockholders' Equity . . . . . . . . . . . . . . . .      $  159,513,000  $  88,463,000
                                                                                --------------  -------------
                                                                                --------------  -------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                   TETRA TECH, INC.
                          CONSOLIDATED STATEMENTS OF INCOME

                                                                           Fiscal Years Ended
                                                            ------------------------------------------------
                                                               Sept. 28,        Sept. 29,         Oct. 1,
                                                                 1997             1996             1995
                                                            --------------   --------------   --------------
Revenue:
  Gross revenue. . . . . . . . . . . . . . . . . . . .      $  246,767,000   $  220,099,000   $  120,034,000
  Subcontractor costs. . . . . . . . . . . . . . . . .          55,976,000       59,062,000       32,160,000
                                                            --------------   --------------   --------------
Net Revenue. . . . . . . . . . . . . . . . . . . . . .         190,791,000      161,037,000       87,874,000
Cost of Net Revenue. . . . . . . . . . . . . . . . . .         141,019,000      122,084,000       65,484,000
                                                            --------------   --------------   --------------
Gross Profit . . . . . . . . . . . . . . . . . . . . .          49,772,000       38,953,000       22,390,000
Selling, General and Administrative Expenses . . . . .          25,173,000       21,218,000       10,634,000
                                                            --------------   --------------   --------------
Income From Operations . . . . . . . . . . . . . . . .          24,599,000       17,735,000       11,756,000
Interest Expense . . . . . . . . . . . . . . . . . . .             320,000        1,076,000           90,000
Interest Income. . . . . . . . . . . . . . . . . . . .             300,000          300,000          923,000
                                                            --------------   --------------   --------------
Income Before Income Taxes . . . . . . . . . . . . . .          24,579,000       16,959,000       12,589,000
Income Tax Expense . . . . . . . . . . . . . . . . . .          10,323,000        6,854,000        5,036,000
                                                            --------------   --------------   --------------
Net Income . . . . . . . . . . . . . . . . . . . . . .      $   14,256,000   $   10,105,000   $    7,553,000
                                                            --------------   --------------   --------------
                                                            --------------   --------------   --------------

Net Income Per Common and Common Equivalent Share. . .      $         0.72   $         0.56   $         0.45
                                                            --------------   --------------   --------------
                                                            --------------   --------------   --------------

Weighted Average Shares Outstanding. . . . . . . . . .          19,725,226       18,064,520       16,916,922
                                                            --------------   --------------   --------------
                                                            --------------   --------------   --------------



SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                   TETRA TECH, INC.

                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 FISCAL YEARS ENDED SEPTEMBER 28, 1997, SEPTEMBER 29, 1996 AND OCTOBER 1, 1995

                                            Common Stock
                                       ----------------------      Additional
                                                                     Paid-in        Retained       Treasury
                                         Shares        Amount        Capital        Earnings         Stock         Total
                                       -------------------------------------------------------------------------------------
BALANCE, OCTOBER 2, 1994
 as previously reported. . . . . . .   13,140,044  $     132,000  $  21,574,000  $  12,018,000  $    (217,000) $  33,507,000
  Five-for-four common stock
   split (see Note 7). . . . . . . .    3,285,011         33,000        (33,000)
                                       -------------------------------------------------------------------------------------

BALANCE, OCTOBER 2, 1994 . . . . . .   16,425,055        165,000     21,541,000     12,018,000        (217,000)   33,507,000
  Net income . . . . . . . . . . . .                                                 7,553,000                     7,553,000
  Payment for fractional shares. . .         (244)                       (3,000)                                      (3,000)
  Stock options exercised. . . . . .      137,370          1,000        628,000                                      629,000
  Treasury stock retired . . . . . .                                   (217,000)                       217,000             --
  Stock purchased and retired. . . .      (18,045)        (1,000)      (189,000)                                    (190,000)
                                       -------------------------------------------------------------------------------------

BALANCE, OCTOBER 1, 1995 . . . . . .   16,544,136        165,000     21,760,000     19,571,000             --     41,496,000
  Net income . . . . . . . . . . . .                                                10,105,000                    10,105,000
  Payment for fractional shares. . .         (211)                       (3,000)                                      (3,000)
  Shares issued in  acquisition. . .      987,795         10,000     10,303,000                                   10,313,000
  Stock options exercised. . . . . .      127,032          1,000        683,000                                      684,000
  Tax benefit for disqualifying
   dispositions of stock options . .                                    674,000                                      674,000
                                       -------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 29, 1996. . . . .   17,658,752        176,000     33,417,000     29,676,000             --     63,269,000
  Net income . . . . . . . . . . . .                                                14,256,000                    14,256,000
  Shares issued in acquisitions  . .    2,751,464         28,000     27,022,000                                   27,050,000
  Stock options exercised. . . . . .      180,759          2,000      1,308,000                                    1,310,000
  Shares issued in Employee Stock
    Purchase Plan. . . . . . . . . .      123,279          1,000      1,281,000                                    1,282,000
  Tax benefit for disqualifying
    dispositions of stock options. .                                    474,000                                      474,000
                                       -------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 28, 1997. . . . .   20,714,254  $     207,000  $  63,502,000  $  43,932,000  $          --  $ 107,641,000
                                       -------------------------------------------------------------------------------------
                                       -------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                  TETRA TECH, INC.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Fiscal Years Ended
                                                                              Sept. 28,        Sept. 29,         Oct. 1,
                                                                                1997             1996             1995
                                                                            -------------    -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  14,256,000    $  10,105,000    $   7,553,000
  Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization. . . . . . . . . . . . . . . . .          4,514,000        3,613,000        1,894,000
        Deferred income taxes. . . . . . . . . . . . . . . . . . . . .          1,490,000         (519,000)        (278,000)
  Changes in operating assets and liabilities, net of effects of acquisitions:
           Accounts receivable . . . . . . . . . . . . . . . . . . . .         (3,776,000)      18,043,000        4,335,000
           Unbilled receivables. . . . . . . . . . . . . . . . . . . .         (8,037,000)      (5,916,000)      (1,581,000)
           Prepaid and other current assets. . . . . . . . . . . . . .          1,823,000          246,000         (226,000)
           Accounts payable. . . . . . . . . . . . . . . . . . . . . .         (3,551,000)      (4,080,000)         446,000
           Accrued compensation. . . . . . . . . . . . . . . . . . . .         (3,909,000)      (1,431,000)       1,165,000
           Other current liabilities . . . . . . . . . . . . . . . . .         (1,412,000)        (192,000)         716,000
           Income taxes payable. . . . . . . . . . . . . . . . . . . .           (254,000)       1,255,000         (446,000)
                                                                            -------------    -------------    -------------
              Net Cash Provided By Operating Activities. . . . . . . .          1,144,000       21,124,000       13,578,000
                                                                            -------------    -------------    -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for short-term investments. . . . . . . . . . . . . . . . .                 --               --       (3,003,000)
  Proceeds from short-term investments . . . . . . . . . . . . . . . .                 --               --        3,173,000
  Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . .         (2,640,000)      (2,385,000)      (1,453,000)
  Proceeds from sale of property and equipment . . . . . . . . . . . .             44,000           71,000           16,000
  Payment for business acquisitions, net of cash acquired. . . . . . .         (1,237,000)      (6,441,000)     (35,462,000)
                                                                            -------------    -------------    -------------
              Net Cash Used In Investing Activities. . . . . . . . . .         (3,833,000)      (8,755,000)     (36,729,000)
                                                                            -------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term obligations. . . . . . . . . . . . . . . . . .         (6,797,000)     (25,048,000)      (2,045,000)
  Proceeds from issuance of long-term obligations. . . . . . . . . . .         13,000,000        5,003,000       22,000,000
  Payments on obligations under capital leases . . . . . . . . . . . .                 --           (6,000)              --
  Proceeds from issuance of common stock . . . . . . . . . . . . . . .          2,619,000          681,000          626,000
  Payments to acquire common stock . . . . . . . . . . . . . . . . . .                 --               --         (190,000)
                                                                            -------------    -------------    -------------
              Net Cash Provided By (Used In) Financing Activities. . .          8,822,000      (19,370,000)      20,391,000
                                                                            -------------    -------------    -------------

Net Increase (Decrease) in Cash and Cash Equivalents . . . . . . . . .          6,133,000       (7,001,000)      (2,760,000)
Cash and Cash Equivalents at Beginning of Year . . . . . . . . . . . .          6,129,000       13,130,000       15,890,000
                                                                            -------------    -------------    -------------
Cash and Cash Equivalents at End of Year . . . . . . . . . . . . . . .      $  12,262,000    $   6,129,000    $  13,130,000
                                                                            -------------    -------------    -------------
                                                                            -------------    -------------    -------------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $     309,000    $   1,149,000    $      18,000
                                                                            -------------    -------------    -------------
                                                                            -------------    -------------    -------------
     Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . .      $   9,407,000    $   6,123,000    $   5,879,000
                                                                            -------------    -------------    -------------
                                                                            -------------    -------------    -------------

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
  In fiscal 1997, the Company purchased all of the capital stock of
     IWA Engineers, FLO Engineering, Inc., SCM Consultants, Inc.,
     Whalen & Company, Inc., Whalen Service Corps Inc. and
     CommSite Development Corporation.  In conjunction with these acquisitions, liabilities were assumed as follows:
        Fair value of assets acquired. . . . . . . . . . . . . . . . .      $  66,386,000
        Cash paid. . . . . . . . . . . . . . . . . . . . . . . . . . .         (8,811,000)
        Purchase price payable . . . . . . . . . . . . . . . . . . . .           (729,000)
        Issuance of common and preferred stock . . . . . . . . . . . .        (40,577,000)
        Other acquisition costs. . . . . . . . . . . . . . . . . . . .         (2,111,000)
                                                                            -------------
              Liabilities assumed. . . . . . . . . . . . . . . . . . .      $  14,158,000
                                                                            -------------
                                                                            -------------

                                                                                          Fiscal Years Ended
                                                                            -----------------------------------------------
                                                                              Sept. 28,        Sept. 29,         Oct. 1,
                                                                                1997             1996             1995
                                                                            -------------    -------------    -------------
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES (CONT.):
  In fiscal 1996, the Company purchased all of the capital stock of
     KCM, Inc.  In conjunction with this acquisition, liabilities were assumed as follows:
        Fair value of assets acquired. . . . . . . . . . . . . . . . .                       $  20,393,000
        Cash paid. . . . . . . . . . . . . . . . . . . . . . . . . . .                          (2,645,000)
        Issuance of common stock . . . . . . . . . . . . . . . . . . .                         (10,313,000)
        Other acquisition costs. . . . . . . . . . . . . . . . . . . .                            (415,000)
                                                                                             -------------
           Liabilities assumed . . . . . . . . . . . . . . . . . . . .                       $   7,020,000
                                                                                             -------------
                                                                                             -------------

  In fiscal 1995, the Company purchased all of the capital stock of
     Tetra Tech EM Inc. (EMI [formerly known as PRC
     Environmental Management, Inc.])  In conjunction with this acquisition, liabilities were assumed as follows:
        Fair value of assets acquired. . . . . . . . . . . . . . . . .                                        $  47,377,000
        Cash paid. . . . . . . . . . . . . . . . . . . . . . . . . . .                                          (40,000,000)
        Other acquisition costs. . . . . . . . . . . . . . . . . . . .                                             (600,000)
                                                                                                              -------------
           Liabilities assumed . . . . . . . . . . . . . . . . . . . .                                        $   6,777,000
                                                                                                              -------------
                                                                                                              -------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                   TETRA TECH, INC.


                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FISCAL YEARS ENDED SEPTEMBER 28, 1997,
                        SEPTEMBER 29, 1996 AND OCTOBER 1, 1995


1.  SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS - Tetra Tech, Inc. (the "Company") provides comprehensive environmental engineering and telecommunications support services including research and development, engineering and design, construction management, and operation and maintenance.

    PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, HSI GeoTrans, Inc. (HSG [formed through the merger of GeoTrans, Inc. and Hydro-Search, Inc.]), Simons, Li & Associates, Inc. (SLA), Tetra Tech EM Inc. (EMI [formerly known as PRC Environmental Management, Inc.]), KCM, Inc. (KCM), Tetra Tech Technical Services, Inc. (TtTS), IWA Engineers (IWA), FLO Engineering, Inc. (FLO), SCM Consultants, Inc. (SCM), Whalen & Company, Inc.
(WAC) and CommSite Development Corporation (CDC). All significant intercompany balances and transactions have been eliminated in consolidation.

    FISCAL YEAR - The Company reports results of operations based on 52- or 53-week periods ending on the Sunday nearest to September 30. Fiscal years 1997, 1996 and 1995 each contained 52 weeks.

    CONTRACT REVENUES AND COSTS - In the course of providing its services, the Company routinely subcontracts for services such as laboratory testing, soil cartage and other services and capabilities. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenues and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenues on long-term contracts are recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

    General and administrative costs are expensed in the period incurred.

    Contract revenues under United States government contracts and subcontracts accounted for approximately 52%, 62% and 55% of net contract revenue for the years ended September 28, 1997, September 29, 1996 and October 1, 1995, respectively.

    CASH AND CASH EQUIVALENTS - Cash equivalents include all investments with initial maturities of 90 days or less.

    PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred.

    Generally, estimated useful lives range from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases.

    INTANGIBLE ASSETS - The Company reviews the recoverability of intangible assets to determine if there has been any impairment. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of intangible assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value. Intangible assets as of September 28, 1997 and September 29, 1996 consists principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of September 28, 1997 and September 29, 1996 were $3,522,000 and $1,953,000, respectively.

    INCOME TAXES - The Company files a consolidated federal income tax return and combined California franchise tax reports, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

    NET INCOME PER COMMON SHARE - Per share information is computed using the weighted average number of shares of common stock outstanding and dilutive common equivalent shares from stock options and warrants (using the treasury stock method). The Company also includes the weighted average number of shares of redeemable preferred stock as a common stock equivalent as the outstanding redeemable preferred stock has voting and dividend rights substantially similar to those of common.

    FAIR VALUE OF FINANCIAL INSTRUMENTS -

    CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, UNBILLED RECEIVABLES AND ACCOUNTS PAYABLE - The carrying amounts approximate fair value because of the short maturities of these instruments.

    REVOLVING CREDIT FACILITY - The carrying amount approximates fair value because the interest rates are based upon variable reference rates.

    CONCENTRATION OF CREDIT RISK - Financial instruments which subject the Company to credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit qualified financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. Approximately 41.6% of accounts receivable is due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

    USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    ACCOUNTING PRONOUNCEMENTS - During the fiscal year ended September 29, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Among other provisions, the Statement changed current accounting practices for the evaluation of impairment of long-lived assets. The adoption did not have a material effect on the Company's financial statements.

    In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which was effective for the Company beginning September 30, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has continued to apply APB Opinion No. 25 to its stock-based compensation awards to employees and has disclosed the required pro forma effect on net income and earnings per share upon adoption of SFAS No. 123 (see Note 7. STOCKHOLDERS' EQUITY).

    In February 1997, the FASB issued SFAS No. 128, EARNINGS PER SHARE, which the Company will adopt in fiscal 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. The Company does not anticipate that the effect of adoption of SFAS No. 128 will have a material effect on the Company's financial statements.

    In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components in a company's financial statements. The Company will adopt this Statement in fiscal 1999.

    In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF
AN ENTERPRISE AND RELATED INFORMATION. This Statement is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for disclosure about operating segments, products and services, geographic areas and major customers, as well as descriptive information on how the operating segments were determined. The Company will adopt this Statement in fiscal 1999.

2.  MERGERS AND ACQUISITIONS

    On July 11, 1997, the Company acquired 100% of the capital stock of CommSite Development Corporation (CDC), a wireless telecommunications site development service firm. The purchase has been valued at approximately $5,702,000 consisting of cash and 318,079 shares of Company common stock, as adjusted based on CDC's Net Asset Value on July 11, 1997 as described in the related purchase agreement.

    On June 11, 1997, the Company acquired 100% of the capital stock of Whalen
& Company, Inc. and Whalen Service Corps Inc. (collectively, WAC). WAC, a wireless telecommunications firm, provides a full range of wireless telecommunications site development services for PCS, cellular, ESMR, air-to-ground, microwave, paging, fiber optic and switching centers technology. The purchase has been valued at approximately $41,738,000 consisting of cash and 2,100,000 and 1,231,840 shares of Company common and preferred stock, respectively. The common and preferred stock (see Note 6. REDEEMABLE PREFERRED STOCK) was issued in a private placement and had a combined value of $31,972,000. The Company's stock was valued based upon the extended restriction period and economic factors specific to the Company's circumstances which resulted in a fair valuation approximately 28% below the then prevailing market price. On the business day prior to the merger, WAC distributed to its stockholders (i) cash in the amount of $4,138,000 and (ii) accounts receivable having a net value of $18,456,000.

    On March 20, 1997, the Company acquired 100% of the capital stock of SCM Consultants, Inc. (SCM), a consulting and engineering firm, providing design of irrigation, water and wastewater systems, as well as facility and infrastructure engineering services, to state and local government, private and industrial customers. The purchase was valued at approximately $2,431,000, consisting of cash and 197,572 shares of Company common stock, as adjusted based upon SCM's Net Asset Value on March 30, 1997 as described in the related purchase agreement.

    On December 18, 1996, the Company acquired 100% of the capital stock of FLO Engineering, Inc. (FLO), a consulting and engineering firm specializing in water resource engineering involving hydraulic engineering and hydrographic data collection. The purchase was valued at approximately $724,000, consisting of cash and 40,138 shares of Company common stock, as adjusted based upon FLO's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

    On December 11, 1996, the Company acquired 100% of the capital stock of IWA Engineers (IWA), an architecture and engineering firm providing a wide range of planning, engineering, and design capabilities in water, wastewater, and facility design, and serving state and local government and private customers. The purchase was valued at approximately $1,632,000, consisting of cash and 95,675 shares of Company common stock, as adjusted based upon IWA's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

    On November 7, 1995, the Company acquired 100% of the capital stock of KCM, Inc. (KCM), an engineering services firm specializing in areas of water quality, water and wastewater systems, surface water management, fisheries and facilities. The purchase was valued at approximately $13,373,000 consisting of cash and 987,795 shares of Company common stock issued in a private placement. The Company's stock was valued based upon the extended restriction period and economic factors specific to the Company's circumstances which resulted in a fair valuation approximately 26% below the then prevailing market price.

    On September 15, 1995, the Company acquired 100% of the capital stock of Tetra Tech EM Inc. (EMI [formerly known as PRC Environmental Management, Inc.]). EMI provides a full range of environmental consulting and engineering services. The purchase was valued at approximately $40,600,000 consisting of cash.

    On January 1, 1997, the Company merged its wholly owned subsidiary, Hydro-Search, Inc. into another of its wholly owned subsidiaries, GeoTrans, Inc. The name of the combined entity was simultaneously changed to HSI GeoTrans, Inc. The Company believes that this combination provides synergy and an expansion of geographical presence and capabilities.

    All of the acquisitions above have been accounted for as purchases and accordingly, the purchase prices of the businesses acquired have been allocated to the assets and liabilities acquired based upon their fair market values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets - Net in the accompanying balance sheets. The final determination of such excess amount is subject to a final determination of the value of the consideration paid and the net assets acquired as various studies and valuations are not yet complete. The results of operations of each of the companies acquired have been included in the Company's financial statements from their respective acquisition effective dates as set forth in the related purchase agreements.

    The effect of unaudited pro forma operating results of the SCM, FLO and IWA acquisitions, had they been acquired on October 2, 1995, is not material.

    The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired CDC, WAC and KCM on October 2, 1995:

                                             Fiscal Years Ended
                                     ----------------------------------
                                      Sept. 28, 1997    Sept. 29, 1996
                                     ----------------  ----------------
                                    (in thousands, except per share data)
Gross revenue                           $  290,803        $  282,758
Income before income taxes                  31,147            33,019
Net income                                  18,974            19,906
Net income per share                    $     0.86        $     0.90
Weighted average shares outstanding         22,162            22,141


3.  ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following at September 28, 1997 and September 29, 1996:

                                                                                      1997           1996
                                                                                      ----           ----
         Billed accounts receivable. . . . . . . . . . . . . . . . . . . . . .   $  31,435,000  $  23,338,000
                                                                                 -------------  -------------
         Unbilled accounts receivable:
            Billable amounts not invoiced, amounts billable at
               stipulated stages of completion of contract work,
               and unbilled amounts pending negotiation or
               receipt of contract modifications . . . . . . . . . . . . . . .      31,626,000     25,067,000
            Costs and fee retention billable upon audit of total
               contract costs. . . . . . . . . . . . . . . . . . . . . . . . .      13,326,000     10,203,000
                                                                                 -------------  -------------

         Total unbilled accounts receivable. . . . . . . . . . . . . . . . . .      44,952,000     35,270,000
                                                                                 -------------  -------------

         Allowance for uncollectible accounts:
            Allowance for doubtful accounts. . . . . . . . . . . . . . . . . .      (1,346,000)    (1,032,000)
            Allowance for disallowed costs . . . . . . . . . . . . . . . . . .      (9,807,000)   (10,069,000)
                                                                                 -------------  -------------

         Total allowance for uncollectible accounts. . . . . . . . . . . . . .     (11,153,000)   (11,101,000)
                                                                                 -------------  -------------

         Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  65,234,000  $  47,507,000
                                                                                 -------------  -------------
                                                                                 -------------  -------------

    The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. The Company's contracts with the Federal government are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audit, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, however, there can be no assurance that DCAA audits will not result in material cost disallowances in the future. In addition, audits for the accounts receivable related to EMI contracts for periods prior to the acquisition had not been finalized at the beginning of fiscal year 1997. As of October 1997, audits and negotiations for years 1987 through 1992 have been completed and cost disallowances as a result of audits totaled approximately $672,000. Negotiations for the 1993 audit are currently underway. Audits for the years 1994 and 1995 have yet to be completed. In the event it is determined that the Company is entitled to payments, collectibility of such payments cannot be assured as each agency must obtain separate funding approval. Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, plus a general allowance for other amounts for which some potential loss has been determined to be probable based on current events and circumstances. Given the above, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

    The Company has approximately $6,146,000 under retainage provisions of contracts. As of September 28, 1997, accounts receivable includes approximately $8,726,000 that may not be realized within one year.

4.  INCOME TAXES

    The provision for income taxes for the years ended September 28, 1997, September 29, 1996 and October 1, 1995 consisted of the following:

                                  Sept. 28,      Sept. 29,       Oct. 1,
                                    1997           1996           1995
                                ------------   ------------   ------------
    Current:
       Federal . . . . . . .    $  9,220,000   $  5,849,000   $  4,185,000
       State . . . . . . . .       2,291,000      1,462,000      1,129,000
    Deferred . . . . . . . .      (1,188,000)      (457,000)      (278,000)
                                ------------   ------------   ------------
    Total provision. . . . .    $ 10,323,000   $  6,854,000   $  5,036,000
                                ------------   ------------   ------------
                                ------------   ------------   ------------

    Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:

                                                 Sept. 28,      Sept. 29,
                                                   1997           1996
                                               ------------   ------------
    Allowance for doubtful accounts. . . . .   $  2,872,000   $  4,458,000
    Cash to accrual. . . . . . . . . . . . .     (2,600,000)    (2,265,000)
    Accrued vacation . . . . . . . . . . . .        641,000        606,000
    Prepaid expense. . . . . . . . . . . . .       (119,000)      (584,000)
    Depreciation . . . . . . . . . . . . . .       (422,000)      (399,000)
    Other. . . . . . . . . . . . . . . . . .        495,000        542,000
                                               ------------   ------------
    Net deferred income tax asset. . . . . .   $    867,000   $  2,358,000
                                               ------------   ------------
                                               ------------   ------------

    Total tax expense was different than the amount computed by applying the federal statutory rate as follows:

                                                  Sept. 28, 1997           Sept. 29, 1996            Oct. 1, 1995
                                               ---------------------    ---------------------    ---------------------
                                                   Amount        %          Amount        %          Amount        %
                                               ------------    -----    ------------    -----    ------------    -----
Tax at federal statutory rate. . . . . . . .   $  8,603,000    35.0%    $  5,936,000    35.0%    $  4,406,000    35.0%
State taxes, net of federal benefit. . . . .      1,348,000     5.5          933,000     5.5          692,000     5.5
Goodwill . . . . . . . . . . . . . . . . . .        528,000     2.1          384,000     2.3           77,000     0.6
Other. . . . . . . . . . . . . . . . . . . .       (156,000)   (0.6)        (399,000)   (2.4)        (139,000)   (1.1)
                                               ------------    -----    ------------    -----    ------------    -----
Total provision. . . . . . . . . . . . . . .   $ 10,323,000    42.0%    $  6,854,000    40.4%    $  5,036,000    40.0%
                                               ------------    -----    ------------    -----    ------------    -----
                                               ------------    -----    ------------    -----    ------------    -----

5.  LONG-TERM OBLIGATIONS

    The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. At September 28, 1997, the Credit Agreement provided a revolving credit facility of $25,000,000. In December 1997, the Company amended the Credit Agreement to increase its facility to $45,000,000 in order to accommodate future acquisitions.

    Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings at September 28, 1997 was 6.399%.

    Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of five of the Company's subsidiaries.

    The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

    The Credit Agreement matures on December 15, 2000 or earlier at the discretion of the Company upon payment in full of loans and other obligations. As of September 28, 1997, outstanding borrowings totaled $8,000,000 and standby letters of credit totaled $955,000.

6.  REEDEMABLE PREFERRED STOCK

    In connection with the WAC acquisition, the Company issued 1,231,840 shares of Series A Preferred Stock to the former stockholders of WAC. The issuance was made by a private placement in reliance on the exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act"), provided for in Section 4(2) of the Act. The preferred stock carried dividend and voting rights substantially identical to those of common stock and was converted to common stock on October 28, 1997, following the stockholder authorization of additional common shares. Holders of the preferred stock, had the shares not been converted by December 10, 1997, had the right to put the preferred stock to the Company for cash at the average closing price of the Company's common stock on the five days ending one day prior to the exercise of the put.

7.  STOCKHOLDERS' EQUITY

    On October 28, 1997, a Special Meeting of the Stockholders (the "Special Meeting") was held. During the Special Meeting, the stockholders approved a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock, $.01 par value per share, from 20,000,000 to 30,000,000. Immediately following this increase, all of the issued and outstanding redeemable preferred stock was converted into common stock. On October 29, 1997, the Board of Directors declared a five-for-four split of the Company's common stock, effected in the form of a 25% stock dividend, payable on December 1, 1997 to the stockholders of record on November 14, 1997. All agreements concerning stock options and other commitments payable in shares of the Company's common stock are affected by the five-for-four split. All references to number of shares (except shares authorized), stock options, share prices and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

    Pursuant to the Company's 1989 Stock Option Plan, key employees may be granted options to purchase an aggregate of 762,939 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. All options granted to date by the Company have been at 100% of the market value as determined by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from date of grant. Additionally, in connection with acquisitions in 1988 and 1990, the Company issued options to purchase 352,006 shares of the Company's common stock.

    The Company also has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase an aggregate of 3,687,500 shares of the Company's common stock at prices not less than the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

    Pursuant to the Company's 1992 Non-employee Director Plan, non-employee directors may be granted options to purchase an aggregate of 91,551 shares of the Company's common stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

    The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase common stock to regular full-time and regular part-time employees and officers of the Company or any of its subsidiaries, including directors who are also employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, an aggregate of 703,125 shares may be issued pursuant to the exercise of Purchase Rights.

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

    During the three years ended September 28, 1997, option activity was as follows:

                                                Number of     Weighted Average
                                                 Options       Exercise Price
                                                ---------     ----------------

    Balance, October 2, 1994 . . . . . . . .    1,054,325         $  6.07
       Granted . . . . . . . . . . . . . . .      434,712            9.29
       Exercised . . . . . . . . . . . . . .     (137,370)           4.48
       Cancelled . . . . . . . . . . . . . .      (99,451)           6.94
                                                ---------         -------
    Balance, October 1, 1995 . . . . . . . .    1,252,216            7.28
       Granted . . . . . . . . . . . . . . .      515,734           14.19
       Exercised . . . . . . . . . . . . . .     (127,033)           5.38
       Cancelled . . . . . . . . . . . . . .      (65,521)           8.89
                                                ---------         -------

    Balance, September 29, 1996. . . . . . .    1,575,396            9.63
       Granted . . . . . . . . . . . . . . .      610,154           15.70
       Exercised . . . . . . . . . . . . . .     (180,759)           7.25
       Cancelled . . . . . . . . . . . . . .     (134,091)          12.02
                                                ---------         -------

    Outstanding at September 28, 1997. . . .    1,870,700         $ 11.66
                                                ---------         -------
                                                ---------         -------

    Exercisable at September 28, 1997. . . .      717,569         $  8.54
                                                ---------         -------
                                                ---------         -------

    The following table summarizes information concerning currently outstanding and exercisable options:


                               Options Outstanding            Options Exercisable
                      ------------------------------------   ----------------------
                                     Weighted
                                      Average     Weighted                 Weighted
                                     Remaining    Average                  Average
  Range of              Number      Contractual   Exercise     Number      Exercise
Exercise Price        Outstanding      Life        Price     Exercisable    Price
---------------       -----------   -----------   --------   -----------   --------
 $0.86 -  $1.47          51,518        3.51        $ 1.37      51,518      $ 1.37
 $3.93 -  $6.34         121,293        5.17          5.42     120,530        5.41
 $6.67 - $10.37         634,064        6.76          8.12     376,335        8.03
$11.10 - $16.66       1,011,575        8.93         14.85     169,186       14.08
$17.20 - $19.40          52,250        9.71         17.68          --          --
                      ---------        ----        ------     -------      ------
                      1,870,700        7.82        $11.66     717,569      $ 8.54
                      ---------        ----        ------     -------      ------
                      ---------        ----        ------     -------      ------



    The Company applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma net income and net income per share had the Company accounted for stock options issued to employees in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, are as follows:


                                                  Fiscal Years Ended
                                        ---------------------------------------
                                        September 28, 1997   September 29, 1996
                                        ------------------   ------------------
                                         (in thousands, except per share data)
    Net income-as reported . . . . . . .   $  14,256           $  10,105
    Net income-pro forma . . . . . . . .      13,059               9,598
    Net income per share-as reported . .   $    0.72           $    0.56
    Net income per share-pro forma . . .        0.66                0.53

    The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income and net income per share for future years since options vest over several years and additional awards are made each year.


    The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in 1997 and 1996 are $5.16 and $4.56, respectively.
The following assumptions were used in completing the model:

                                                  Fiscal Years Ended
                                        ---------------------------------------
                                        September 28, 1997   September 29, 1996
                                        ------------------   ------------------
    Dividend yield . . . . . . . . . . .          0.0%                0.0%
    Expected volatility. . . . . . . . .         40.5%               39.1%
    Risk-free rate of return, annual . .          6.4%                6.4%
    Expected life. . . . . . . . . . . .     2.76 yrs.           2.76 yrs.

8.  LEASES

    The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $10,204,000, $9,462,000 and $5,332,000 for the years ended September 28, 1997, September 29, 1996 and October 1, 1995, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:

    1998 . . . . . . . . . . . . . . . . . .   $ 8,285,000
    1999 . . . . . . . . . . . . . . . . . .     6,944,000
    2000 . . . . . . . . . . . . . . . . . .     5,166,000
    2001 . . . . . . . . . . . . . . . . . .     4,120,000
    2002 . . . . . . . . . . . . . . . . . .     2,962,000
    Thereafter . . . . . . . . . . . . . . .     3,236,000
                                              ------------
    Total. . . . . . . . . . . . . . . . . .   $30,713,000
                                              ------------
                                              ------------

9.  RETIREMENT PLANS

    The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the years ended September 28, 1997, September 29, 1996 and October 1, 1995 contributions relating to the plans were approximately $3,536,000, $4,002,000 and $1,971,000, respectively.

10. CONTINGENCIES

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

11. QUARTERLY FINANCIAL INFORMATION - UNAUDITED

    In the opinion of management, the following unaudited quarterly data for the years ended September 28, 1997 and September 29, 1996 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)



                                                First      Second       Third      Fourth
Fiscal 1997                                    Quarter     Quarter     Quarter     Quarter
-----------                                    -------     -------     -------     -------
Gross revenue. . . . . . . . . . . . . . .     $54,938     $55,545     $60,922     $75,362
Net revenue. . . . . . . . . . . . . . . .      40,423      43,914      48,621      57,833
Gross profit . . . . . . . . . . . . . . .       9,372      10,547      12,961      16,892
Income from operations . . . . . . . . . .       4,393       4,892       6,207       9,107
Net income . . . . . . . . . . . . . . . .       2,596       2,872       3,644       5,144
Net income per share . . . . . . . . . . .     $  0.14     $  0.16     $  0.19     $  0.22
Weighted average shares outstanding  . . .      18,369      18,300      19,339      22,925

                                                First      Second       Third      Fourth
Fiscal 1996                                    Quarter     Quarter     Quarter     Quarter
-----------                                    -------     -------     -------     -------
Gross revenue. . . . . . . . . . . . . . .     $54,162     $53,929     $54,152     $57,856
Net revenue. . . . . . . . . . . . . . . .      38,023      40,076      40,314      42,624
Gross profit . . . . . . . . . . . . . . .       8,540       9,400       9,835      11,178
Income from operations . . . . . . . . . .       3,730       4,119       4,506       5,380
Net income . . . . . . . . . . . . . . . .       2,029       2,297       2,625       3,154
Net income per share . . . . . . . . . . .     $  0.11     $  0.13     $  0.14     $  0.18
Weighted average shares outstanding  . . .      17,689      18,130      18,206      18,251

                                SECURITIES INFORMATION

    Tetra Tech's common stock is traded on the Nasdaq Stock Market under the symbol WATR. There were 636 stockholders of record as of December 9, 1997. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices for the common stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables. The prices have been adjusted to reflect the effect, on a retroactive basis, of a five-for-four stock split, effected in the form of a 25% stock dividend, in December 1997.



         FISCAL 1997                              HIGH                 LOW
         -----------                              ----                 ---

         First Quarter                           $20.40              $14.90
         Second Quarter                           16.60                9.80
         Third Quarter                            18.50               11.10
         Fourth Quarter                           22.60               16.80



         FISCAL 1996                              HIGH                 LOW
         -----------                              ----                 ---

         First Quarter                           $15.20              $13.12
         Second Quarter                           15.20               12.48
         Third Quarter                            17.92               12.64
         Fourth Quarter                           19.60               13.80