Form 10-K, Exhibit 13
period 1998-10-04
TETRA TECH INC
filed 1998-12-31
CIK 831641

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                                     Fiscal Year Ended
                                         -----------------------------------------------------------------------
                                         Oct. 4,(2)    Sept. 28,(3)    Sept. 29,(4)    Oct. 1,(5)      Oct. 2,(6)
                                             1998           1997           1996            1995           1994
                                         ----------     ----------      ----------     ----------      ---------
                                                           (in thousands, except per share data)
STATEMENTS OF INCOME DATA
Gross revenue..........................  $  382,934     $  246,767      $  220,099     $  120,034      $  96,472
Subcontractor costs....................      85,337         55,976          59,062         32,160         28,653
                                         ----------     ----------      ----------     ----------      ---------
Net revenue............................     297,597        190,791         161,037         87,874         67,819

Cost of net revenue....................     223,871        141,019         122,084         65,484         51,069
                                         ----------     ----------      ----------     ----------      ---------
Gross profit...........................      73,726         49,772          38,953         22,390         16,750

Selling, general and administrative
   expenses............................      33,913         25,173          21,218         10,634          7,589
                                         ----------     ----------      ----------     ----------      ---------
Income from operations.................      39,813         24,599          17,735         11,756          9,161

Net interest income (expense)..........      (1,910)           (20)           (776)           833            354
                                         ----------     ----------      ----------     ----------      ---------
Income before minority interest and
   income tax expense..................      37,903         24,579          16,959         12,589          9,515

Minority interest......................       1,397             --              --             --             --
                                         ----------     ----------      ----------     ----------      ---------
Income before income tax expense.......      36,506         24,579          16,959         12,589          9,515

Income tax expense.....................      15,920         10,323           6,854          5,036          3,806
                                         ----------     ----------      ----------     ----------      ---------

Net income.............................  $   20,586     $   14,256      $   10,105     $    7,553      $   5,709
                                         ----------     ----------      ----------     ----------      ---------
                                         ----------     ----------      ----------     ----------      ---------

Basic earnings per share (1)...........  $     0.74     $     0.61      $     0.46     $     0.37      $    0.28
                                         ----------     ----------      ----------     ----------      ---------
                                         ----------     ----------      ----------     ----------      ---------

Diluted earnings per share (1).........  $     0.71     $     0.58      $     0.45     $     0.36      $    0.27
                                         ----------     ----------      ----------     ----------      ---------
                                         ----------     ----------      ----------     ----------      ---------

Weighted average common shares
   outstanding: (1)
     Basic.............................      27,970         23,371          21,851         20,585         20,464
                                         ----------     ----------      ----------     ----------      ---------
                                         ----------     ----------      ----------     ----------      ---------

     Diluted...........................      29,191         24,656          22,581         21,146         20,811
                                         ----------     ----------      ----------     ----------      ---------
                                         ----------     ----------      ----------     ----------      ---------


                                           Oct. 4,       Sept. 28,       Sept. 29,       Oct. 1,         Oct. 2,
                                            1998           1997            1996           1995            1994
                                         ----------     ----------      ----------     ----------      ---------
                                                                      (in thousands)
BALANCE SHEET DATA
Working capital........................  $   77,049     $   42,539      $   32,739     $   39,872      $  24,833
Total assets...........................     266,610        159,513          88,463         92,930         51,606
Long-term obligations, excluding
   current portion.....................      33,546             --              --         19,045             --
Stockholders' equity...................     167,781        107,641          63,269         41,496         33,507

-----
                                   (Continued)

(1) REFLECTS THE EFFECT, ON A RETROACTIVE BASIS, OF A 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND, IN SEPTEMBER 1998.

(2) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF TETRA TECH NUS, INC. (ACQUIRED DECEMBER 31, 1997), WHALEN/SENTREX LLC (FORMED MARCH 2, 1998), C.D.C. ENGINEERING, INC. (ACQUIRED MARCH 26, 1998), MCNAMEE, PORTER & SEELEY, INC. (ACQUIRED JULY 8, 1998) AND THE SENTREX GROUP OF COMPANIES (ACQUIRED SEPTEMBER 22, 1998) FROM THE DATES SET FORTH IN THE RELATED PURCHASE AGREEMENTS..

(3) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF IWA ENGINEERS (ACQUIRED DECEMBER 11, 1996), FLO ENGINEERING, INC. (ACQUIRED DECEMBER 20, 1996), SCM CONSULTANTS, INC. (ACQUIRED MARCH 19, 1997), WHALEN & COMPANY, INC. (ACQUIRED JUNE 11, 1997) AND COMMSITE DEVELOPMENT CORPORATION (ACQUIRED JULY 11, 1997) FROM THE DATES SET FORTH IN THE RELATED PURCHASE AGREEMENTS.

(4) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF KCM, INC. (ACQUIRED NOVEMBER 7, 1995) FROM THE DATE SET FORTH IN THE RELATED PURCHASE AGREEMENT.

(5) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF TETRA TECH EM INC., FORMERLY KNOWN AS PRC ENVIRONMENTAL MANAGEMENT, INC. (ACQUIRED SEPTEMBER 15, 1995) FROM THE DATE SET FORTH IN THE RELATED PURCHASE AGREEMENT.

(6) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF SIMONS, LI & ASSOCIATES, INC. (ACQUIRED OCTOBER 4, 1993) AND HYDRO-SEARCH, INC. (ACQUIRED JUNE 3, 1994) FROM THE DATES SET FORTH IN THE RELATED PURCHASE AGREEMENTS.


                                   (Concluded)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED BELOW, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. OUR ACTUAL LIQUIDITY NEEDS, CAPITAL RESOURCES AND OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE DISCUSSION SET FORTH BELOW IN THESE FORWARD-LOOKING STATEMENTS. FOR ADDITIONAL INFORMATION, REFER TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

OVERVIEW

     Tetra Tech, Inc. is a leading provider of specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. As a specialized management consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our management consulting services are complemented by our technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.

     Since our initial public offering in December 1991, we increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. From fiscal 1991 through fiscal 1998, we generated a net revenue compounded annual growth rate of approximately 34.2% and achieved a net income compounded annual growth rate of approximately 36.4%.

     We derive our gross revenues from fees from professional services. Our services are billed under various types of contracts with our clients, including:

     - Fixed-price;
     - Fixed-rate time and materials;
     - Cost-reimbursement plus fixed fee; and
     - Cost-reimbursement plus fixed and award fee.

     In the course of providing our services, we routinely subcontract services. These subcontractor costs are passed through to clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, we believe net revenue, which is gross revenue less the cost of subcontractor services, is a more appropriate measure of our performance.

     Our cost of net revenue includes professional compensation and certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our selling, general and administrative (SG&A) expenses are comprised primarily of our corporate headquarters' costs related to the executive offices, corporate accounting, information technology, marketing, and bid and proposal costs. These costs are generally unrelated to specific client projects. In addition, we include amortization of certain intangible assets resulting from acquisitions in SG&A expenses.

     We provide services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:


                                                 Percentage of Net Revenue
                                           -----------------------------------
                            Client         Fiscal 1998 Fiscal 1997 Fiscal 1996
                            ------         ----------- ----------- -----------
     Federal government.................      48.7%        52.3%      61.7%
     State and local government.........      12.7         14.8       16.6
     Private............................      35.4         29.2       20.1
     International......................       3.2          3.7        1.6
                                           ----------- ----------- -----------
     Total..............................     100.0%       100.0%       100.0%
                                           ----------- ----------- -----------
                                           ----------- ----------- -----------

RECENT ACQUISITIONS

     As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 1998, we purchased ten companies in the following five separate transactions:

     - TETRA TECH NUS, INC.- In December 1997, we acquired, through our wholly-owned subsidiary Tetra Tech NUS, Inc. (NUS), the assets of certain environmental services businesses of Brown & Root, Inc. and Halliburton Corporation. The purchase was valued at approximately $25.2 million. NUS is a nationwide firm providing consulting, engineering and design services for the environmental remediation of contaminated air, water and soil conditions.

     - WHALEN/SENTREX LLC- In March 1998, our wholly-owned subsidiary Whalen Service Corps Inc. agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation. The partnership purchased certain assets from ANTEC Corporation for a price of approximately $0.6 million. The partnership, Whalen/Sentrex LLC, a Colorado-based firm, provides nationwide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries.

     - C.D.C. ENGINEERING, INC.- In March 1998, we acquired C.D.C. Engineering, Inc. (CDE). The purchase was valued at approximately $1.5 million. CDE, a California-based consulting and engineering firm, specializes in civil engineering, transportation engineering, structural engineering and land surveying.

     - MCNAMEE, PORTER & SEELEY, INC.- In July 1998, we acquired McNamee, Porter & Seeley, Inc. (MPS). The purchase was valued at approximately $14.2 million. MPS, a Michigan-based firm, provides engineering services throughout the Midwest with expertise in the areas of water, industrial wastewater and process controls.

     - SENTREX GROUP OF COMPANIES- In September 1998, we acquired, through our wholly-owned subsidiary, Tetra Tech Canada Ltd., six Canadian corporations that are collectively referred to as the Sentrex Group of Companies (SGOC). The purchase was valued at approximately $19.2 million. SGOC provides engineering and technical services to the cable television, telephony and data networking industries. As a result of the SGOC acquisition, we now own 100% of Whalen/Sentrex LLC.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:


                                                 Percentage Relationship to Net Revenue
                                                 --------------------------------------
                                                           Fiscal Year Ended
                                                 --------------------------------------
                                                    Oct. 4,    Sept. 28,  Sept. 29,
                                                     1998        1997       1996
                                                    -------    ---------  --------
     Net revenue.............................        100.0%     100.0%      100.0%
     Cost of net revenue.....................        75.2        73.9       75.8
                                                    -------    ---------  --------
     Gross profit............................        24.8        26.1       24.2
     Selling, general and administrative
        expenses.............................        11.4        13.2       13.2
                                                    -------    ---------  --------
     Income from operations..................        13.4        12.9       11.0
     Net interest income (expense)...........        (0.7)         --       (0.5)
                                                    -------    ---------  --------
     Income before minority interest and
        income tax expense...................        12.7        12.9       10.5
     Minority interest.......................        (0.5)         --         --
                                                    -------    ---------  --------
     Income before income tax expense........        12.2        12.9       10.5
     Income tax expense......................         5.3         5.4        4.2
                                                    -------    ---------  --------
     Net income..............................        6.9%        7.5%       6.3%
                                                    -------    ---------  --------
                                                    -------    ---------  --------

FISCAL 1998 COMPARED TO FISCAL 1997

     NET REVENUE. Net revenue increased $106.8 million, or 56.0%, to $297.6 million in fiscal 1998 from $190.8 million in fiscal 1997. All four client sectors continued to show net revenue increases in actual dollars. These increases were attributable to increases in our existing Federal government contracts, the introduction of new lines of service in our communications business and to companies acquired in fiscal 1998. As a percentage of net revenue, increases were realized in the private sector. Net revenue from the companies acquired in fiscal 1998 totaled $72.0 million. Excluding the net revenue from these companies, we realized 18.2% growth in our net revenue. Gross revenue increased $136.2 million, or 55.2%, to $382.9 million in fiscal 1998 from $246.8 million in fiscal 1997. In fiscal 1998, subcontractor costs comprised 22.3% of gross revenue compared to 22.7% for fiscal 1997.

     COST OF NET REVENUE. Cost of net revenue increased $82.9 million, or 58.8%, to $223.9 million in fiscal 1998 from $141.0 million in fiscal 1997. As a percentage of net revenue, cost of net revenue increased from 73.9% in fiscal 1997 to 75.2% in fiscal 1998. This increase was primarily attributable to higher costs of Federal government contracts, as well as costs incurred in connection with the additional net revenue from the acquired companies. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 1,400, or 61.9%, to 3,662 in fiscal 1998 from 2,262 in fiscal 1997. Excluding the employees provided from acquired companies, our number of employees increased by 265, or 11.7%. Gross profit increased $24.0 million, or 48.1%, to $73.7 million in fiscal 1998 from $49.8 million in fiscal 1997. However, as a percentage of net revenue, gross profit decreased from 26.1% in fiscal 1997 to 24.8% in fiscal 1998, primarily due to a change in the relative mix of our Federal government contracts.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $8.7 million, or 34.7%, to $33.9 million in fiscal 1998 from $25.2 million in fiscal 1997. This increase was primarily attributable to additional headquarters' costs associated with centralizing corporate functions as well as additional amortization expense relating to acquired companies. As a percentage of net revenue, SG&A expenses decreased from 13.2% in fiscal 1997 to 11.4% in fiscal 1998 due to operating efficiencies. The amortization expenses related to acquisitions increased $1.4 million, or 89.1%, to $3.0 million in fiscal 1998 from $1.6 million in fiscal 1997.

     NET INTEREST EXPENSE. Net interest expense increased from less than $0.1 million to $1.9 million from fiscal 1997 to fiscal 1998. This increase was primarily attributable to the financing and working capital needs of certain acquisitions.

     INCOME TAX EXPENSE. Income tax expense increased $5.6 million, or 54.2%, to $15.9 million in fiscal 1998 from $10.3 million in fiscal 1997. This increase was due to higher income before income taxes and an increase in our effective tax rate from 42.0% in fiscal 1997 to 43.6% in fiscal 1998. This increase was primarily attributable to amortization amounts which were not tax deductible.

FISCAL 1997 COMPARED TO FISCAL 1996

     NET REVENUE. Net revenue increased $29.8 million, or 18.5%, to $190.8 million in fiscal 1997 from $161.0 million in fiscal 1996. This increase in net revenue was primarily attributable to revenue associated with companies acquired in fiscal 1997 which totaled $24.6 million. Despite the weakened condition of the environmental industry, which was impacted by the decrease in Federal government activity, we attained a 3.2% growth in our net revenue, excluding revenue related to acquired companies. Gross revenue increased $26.7 million, or 12.1%, to $246.8 million in fiscal 1997 from $220.1 million in fiscal 1996. In fiscal 1997, subcontractor costs were 22.7% of gross revenue, compared to 26.8% for fiscal 1996. This decrease was due to the nature of the projects undertaken.

     COST OF NET REVENUE. Cost of net revenue increased $18.9 million, or 15.5%, to $141.0 million in fiscal 1997 from $122.1 million in fiscal 1996. This increase was primarily attributable to costs incurred in connection with the additional net revenue from the acquired companies. As a percentage of net revenue, cost of net revenue decreased from 75.8% in fiscal 1996 to 73.9% in fiscal 1997. Professional compensation, the largest component of our cost of net revenue, rose as the number of employees increased by 363, or 19.1%, to 2,262 in fiscal 1997 from 1,899 in fiscal 1996. Excluding the employees provided from acquired companies, our number of employees remained relatively flat. Gross profit increased $10.8 million, or 27.8%, to $49.8 million in fiscal 1997 from $39.0 million in fiscal 1996, primarily due to efficiencies in operations, acquisitions and higher profit margins realized in the acquired businesses in the communications industry.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $4.0 million, or 18.6%, to $25.2 million in fiscal 1997 from $21.2 million in fiscal 1996. However, as a percentage of net revenue, SG&A expenses remained flat at 13.2% for fiscal 1997. The amortization of intangible assets relating to acquisitions increased $0.4 million, or 29.8%, to $1.6 million in fiscal 1997 from $1.2 million in fiscal 1996.

     NET INTEREST EXPENSE. Net interest expense decreased $0.8 million to less than $0.1 million in fiscal 1997 due to the reduction of the average outstanding borrowings from fiscal 1996 to fiscal 1997.

     INCOME TAX EXPENSE. Income tax expense increased $3.4 million, or 50.6%, to $10.3 million in fiscal 1997 from $6.9 million in fiscal 1996. Our effective tax rate increased from 40.4% in fiscal 1996 to 42.0% in fiscal 1997. This increase was primarily attributable to amortization amounts which were not tax deductible.

UNAUDITED QUARTERLY OPERATING RESULTS

     The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended September 29, 1996, September 28, 1997 and October 4, 1998. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.



                                            Fiscal 1996 Quarter Ended           Fiscal 1997 Quarter Ended
                                  --------------------------------------  --------------------------------------
                                  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 29,  Dec. 29,  Mar. 30,  Jun. 29,  Sep. 28,
                                    1995      1996      1996      1996      1996      1997      1997      1997
                                  --------  --------  --------  --------  --------  --------  --------  --------
                                                                                      (in thousands)
Net revenue                       $ 38,023  $ 40,076  $ 40,314  $ 42,624  $ 40,423  $ 43,914  $ 48,621  $ 57,833
Cost of net revenue                 29,483    30,676    30,479    31,446    31,051    33,367    35,660    40,941
                                  --------  --------  --------  --------  --------  --------  --------  --------
Gross profit                         8,540     9,400     9,835    11,178     9,372    10,547    12,961    16,892
Selling, general and
 administrative expenses             4,810     5,281     5,329     5,798     4,979     5,655     6,754     7,785
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income from operations               3,730     4,119     4,506     5,380     4,393     4,892     6,207     9,107
Net interest income (expense)         (348)     (291)     (131)       (6)       49        31         4      (104)
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income before minority interest
 and income tax expense              3,382     3,828     4,375     5,374     4,442     4,923     6,211     9,003
Minority interest                     --        --        --        --        --        --        --        --
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income before income
 tax expense                         3,382     3,828     4,375     5,374     4,442     4,923     6,211     9,003
Income tax expense                   1,353     1,531     1,750     2,220     1,846     2,051     2,567     3,859
                                  --------  --------  --------  --------  --------  --------  --------  --------
Net income                        $  2,029  $  2,297  $  2,625  $  3,154  $  2,596  $  2,872  $  3,644  $  5,144
                                  --------  --------  --------  --------  --------  --------  --------  --------
                                  --------  --------  --------  --------  --------  --------  --------  --------

                                       Fiscal 1998 Quarter Ended
                                  --------------------------------------
                                  Dec. 28,  Mar. 29,  Jun. 28,  Oct. 4,
                                    1997      1998      1998      1998
                                  --------  --------  --------  --------
(in thousands)
Net revenue                       $ 53,664  $ 71,806  $ 75,149  $ 96,978
Cost of net revenue                 40,339    54,786    54,405    74,341
                                  --------  --------  --------  --------
Gross profit                        13,325    17,020    20,744    22,637
Selling, general and
 administrative expenses             6,146     8,148     9,333    10,286
                                  --------  --------  --------  --------
Income from operations               7,179     8,872    11,411    12,351
Net interest income (expense)         (73)     (596)     (510)     (731)
                                  --------  --------  --------  --------
Income before minority interest
 and income tax expense              7,106     8,276    10,901    11,620
Minority interest                     --         203     1,194      --
                                  --------  --------  --------  --------
Income before income
 tax expense                         7,106     8,073     9,707    11,620
Income tax expense                   3,055     3,552     4,214     5,099
                                  --------  --------  --------  --------
Net income                        $  4,051  $  4,521  $  5,493  $  6,521
                                  --------  --------  --------  --------
                                  --------  --------  --------  --------



                                            Fiscal 1996 Quarter Ended           Fiscal 1997 Quarter Ended
                                  --------------------------------------  --------------------------------------
                                  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 29,  Dec. 29,  Mar. 30,  Jun. 29,  Sep. 28,
                                    1995      1996      1996      1996      1996      1997      1997      1997
                                  --------  --------  --------  --------  --------  --------  --------  --------

Net revenue                        100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of net revenue                 77.5      76.5      75.6      73.8      76.8      76.0      73.3      70.8
                                  --------  --------  --------  --------  --------  --------  --------  --------
Gross profit                        22.5      23.5      24.4      26.2      23.2      24.0      26.7      29.2
Selling, general and
 administrative expenses            12.7      13.2      13.2      13.6      12.3      12.9      13.9      13.5
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income from operations               9.8      10.3      11.2      12.6      10.9      11.1      12.8      15.7
Net interest income (expense)       (0.9)     (0.7)     (0.3)       --       0.1       0.1        --      (0.2)
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income before minority interest
 and income tax expense              8.9       9.6      10.9      12.6      11.0      11.2      12.8      15.6
Minority interest                     --        --        --        --        --        --        --        --
                                  --------  --------  --------  --------  --------  --------  --------  --------
Income before income
 tax expense                         8.9       9.6      10.9      12.6      11.0      11.2      12.8      15.6
Income tax expense                   3.6       3.8       4.3       5.2       4.6       4.7       5.3       6.7
                                  --------  --------  --------  --------  --------  --------  --------  --------
Net income                           5.3%      5.7%      6.5%      7.4%      6.4%      6.5%      7.5%      8.9%
                                  --------  --------  --------  --------  --------  --------  --------  --------
                                  --------  --------  --------  --------  --------  --------  --------  --------

                                       Fiscal 1998 Quarter Ended
                                  --------------------------------------
                                  Dec. 28,  Mar. 29,  Jun. 28,  Oct. 4,
                                    1997      1998      1998      1998
                                  --------  --------  --------  --------
Net revenue                        100.0%    100.0%    100.0%    100.0%
Cost of net revenue                 75.2      76.3      72.4      76.7
                                  --------  --------  --------  --------
Gross profit                        24.8      23.7      27.6      23.3
Selling, general and
 administrative expenses            11.5      11.3      12.4      10.6
                                  --------  --------  --------  --------
Income from operations              13.4      12.4      15.2      12.7
Net interest income (expense)       (0.1)     (0.8)     (0.7)     (0.8)
                                  --------  --------  --------  --------
Income before minority interest
 and income tax expense             13.2      11.5      14.5      12.0
Minority interest                     --       0.3       1.6        --
                                  --------  --------  --------  --------
Income before income
 tax expense                        13.2      11.2      12.9      12.0
Income tax expense                   5.7       4.9       5.6       5.3
                                  --------  --------  --------  --------
Net income                           7.5%      6.3%      7.3%      6.7%
                                  --------  --------  --------  --------
                                  --------  --------  --------  --------

     Our revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as: (1) the seasonality of the spending cycle of our public sector clients, notably the Federal government; (2) employee hiring and utilization rates; (3) the number and significance of client engagements commenced and completed during a quarter; (4) delays incurred in connection with an engagement; (5) the ability of clients to terminate engagements without penalties; (6) the size and scope of engagements; (7) the timing and size of the return on investment capital; and
(8) general economic and political conditions. Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses.

LIQUIDITY AND CAPITAL RESOURCES

     We expect that internally generated funds, our existing cash balances, and availability under the Credit Agreement will be sufficient to meet our capital requirements through the end of fiscal 1999.

     As of October 4, 1998, our working capital was $77.0 million, an increase of $34.5 million from $42.5 million on September 28, 1997, of which cash and cash equivalents totaled $4.9 million. In fiscal 1998, we augmented cash used in operations with borrowings under our credit facility. In fiscal 1998, $6.6 million was used in operating activities and $41.3 million was used in investing activities, of which $37.8 million was related to business acquisitions. In fiscal 1997, we generated $1.1 million from operating activities and used $3.8 million in investing activities, of which $1.2 million was related to business acquisitions. The decreases in cash provided from operating activities in fiscal 1998 and fiscal 1997 primarily resulted from the payment of liabilities assumed in connection with the fiscal 1998 acquisitions of approximately $6.4 million, as well as the acquisitions of Whalen & Company, Inc. in fiscal 1997 and McNamee, Porter & Seeley, Inc. in fiscal 1998. In these acquisitions we agreed that we would not acquire the accounts receivable. As a result, we experienced a lag in cash flow to fund the business' operations. As an ongoing effort, we attempt to increase our efficiencies in the timing of billings and the collection of receivables. Our capital expenditures during fiscal years 1998, 1997, and 1996 were approximately $3.5 million, $2.6 million and $2.4 million, respectively. The expenditures were primarily for computer equipment, leasehold improvements and office expansion.

     We have a credit agreement with a bank (the "Credit Agreement") which, as of October 4, 1998, provided us with a revolving credit facility (the "Facility") of $70.0 million. The Credit Agreement provides for mandatory reductions of $5.0 million on December 15, 1998 and December 15, 1999. We amended the Credit Agreement during fiscal 1998 in order to accommodate the fiscal 1998 acquisitions, as well as to position ourselves to pursue future acquisitions. The Facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 1998, maximum borrowings under the Facility were $49.0 million. At October 4, 1998, borrowings and standby letters of credit totaled $47.0 million and $2.2 million, respectively.

     We continuously evaluate the marketplace for strategic acquisition opportunities. Once an opportunity is identified, we examine the effect an acquisition may have on the business environment, as well as on our results of operations. We proceed with an acquisition if we determine that the acquisition is anticipated to have an accretive effect on future operations. However, as successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions.

     We believe our operations have not been and, in the foreseeable future, we do not expect to be materially adversely affected by inflation or changing prices.


RECENTLY ISSUED FINANCIAL STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, which we adopted in fiscal year 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. EPS has been retroactively restated to reflect the requirements of SFAS No. 128.

     In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. We will adopt this Statement in fiscal year 1999.

     In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. The Statement need not be applied to interim financial statements in the initial year of its application. We have not completed our analysis of the effect of SFAS No. 131 on our financial statements. We will adopt this Statement in fiscal year 1999.

     In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. We will adopt this Statement in fiscal year 2001.

MARKET RISKS

We currently utilize no material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term debt. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term debt based on anticipated payments within and beyond one year's period of time. We presently anticipate repaying our long-term debt in the amounts of $14,065,000, $15,546,000 and $18,000,000 in fiscal 1999, 2000 and 2001, respectively. Assuming we pay our long-term debt in such amounts ratably throughout the year, and our average interest rate on our long-term debt increases or decreases by one percentage point, our interest expense would increase or decrease by $406,000, $258,000 and $90,000 in fiscal 1999, 2000 and 2001, respectively. However, there can be no assurance that the Company will, or will be able to, repay its long-term debt in the manner described. For example, we could incur additional debt under this credit facility or our operating results could be worse than we expect.

YEAR 2000

     We are working to resolve the potential impact of the year 2000 on our business operations and the ability of our computerized information systems to accurately process information that may be date-sensitive. Any of our programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

     We utilize a number of computer programs across our entire operation. The primary information technology (IT) systems we utilize are (1) the accounting and financial systems which include general ledger, accounts payable, accounts receivable, billing and collection, fixed assets, job cost accounting and payroll, and (2) human resource information management systems. We do not believe we have a material amount of non-IT systems on which we rely.

     We have established both a year 2000 review committee and a year 2000 action team. The purpose of the review committee is to develop and communicate our year 2000 plan to achieve our year 2000 compliance mission. The purpose of the action team is to identify, remediate and implement plans to resolve our year 2000 related issues. Through the review committee and the action team, we are in the process of completing our full assessment of all issues relating to the year 2000. We have developed questionnaires regarding year 2000 readiness to be used internally and externally. We have completed our internal assessment and we are in the process of assessing the year 2000 issues of our clients and vendors. Based on the information collected to date, we do not believe that the cost of addressing our year 2000 issues will have a material adverse impact on our financial position. We plan to devote all resources required to resolve any significant year 2000 issues in a timely manner.

STATE OF READINESS

     We began our risk assessment in 1995. Since that time we have procured and implemented certain accounting and financial reporting systems as well as contract administration and billing systems that have been certified as year 2000 compliant by our vendors. Currently, approximately 72% of our gross revenue is recognized on these year 2000 compliant systems. We have successfully converted 7 of our 18 operating units to these year 2000 compliant systems. We are planning to convert four additional operating units by July 1999. The operating units that will not be converted to the systems currently in place are in the process of upgrading their existing systems to a year 2000 compliant version or will procure and implement a year 2000 compliant software. In all cases, we believe that our financial and accounting systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000.

     We are currently installing a year 2000 compliant human resource information management system. Ten operating units including our corporate units will be supported by this system. The anticipated completion date is April 1999. We plan to convert the remaining operating units following April 1999. In all cases, we believe that our human resource management information systems will be year 2000 compliant in a timely manner and will not be materially impacted by the year 2000.

     We have expended or obligated approximately $2.6 million on the procurement of these systems, the conversion of data from legacy systems to these systems, and on the implementation and testing of these systems.

     We have extensive business with the Federal government. Should the Federal government, specifically the Department of Defense, experience significant business interruptions relating to non-year 2000 compliance, we could be materially impacted. To the extent that other third parties upon which we rely, such as banking institutions, clients and vendors, are unable to address their year 2000 issues in a timely manner, we could be materially impacted. We believe that the worst case scenario relating to the year 2000 would be an extensive period of time in which the Federal government and other third parties could not process payments promptly.

RISKS

     We believe the risks associated with non-year 2000 compliance include: (1) our inability to invoice and process payments, (2) our inability to produce accurate and timely financials, (3) the impact on our cash flow and working capital needs, (4) the impact on our profitability, and (5) our liability to third parties for not meeting contracted deliverables.

CONTINGENCY PLANS

     We currently do not have formal contingency plans for the failure of our financial and accounting systems. We have substantial experience in the conversion process from multiple legacy systems to our current year 2000 certified systems. We have an experienced and dedicated staff to perform the functions identified and are reasonably confident that the projected conversions will be accomplished as projected.

     We currently do not have formal contingency plans for the failure of our human resource information management system. Our implementation strategy is to install the system as simply as possible, with little customization. Our vendor supports our implementation strategy and has agreed to a financial penalty if the implementation is not achieved within three months, or by April 1999. If the implementation is not achieved by April 1999, we believe there will still be sufficient time to meet the year 2000 deadline.

     We maintain, as a matter of policy and practice, mitigation plans in the event of systems failure which includes regular backup of historical information.

                          INDEPENDENT AUDITORS' REPORT



Tetra Tech, Inc.:

     We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of October 4, 1998 and September 28, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 4, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of October 4, 1998 and September 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 4, 1998 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Los Angeles, California
November 13, 1998

                                TETRA TECH, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                             Oct. 4,                 Sept. 28,
                                                                              1998                     1997
                                                                        ----------------         ----------------
                          ASSETS

Current Assets:
    Cash and cash equivalents.....................................      $    4,889,000           $   12,262,000
    Accounts receivable - net.....................................          68,834,000               30,089,000
    Unbilled receivables - net....................................          59,888,000               35,145,000
    Prepaid and other current assets..............................           4,955,000                2,522,000
    Deferred income taxes.........................................           3,766,000                  867,000
                                                                        ---------------          --------------
       Total Current Assets.......................................         142,332,000               80,885,000
                                                                        ---------------          --------------
Property and Equipment:
    Equipment, furniture and fixtures.............................          25,616,000               16,838,000
    Leasehold improvements........................................           1,348,000                1,177,000
                                                                        ---------------          --------------
       Total......................................................          26,964,000               18,015,000
    Accumulated depreciation and amortization.....................         (13,219,000)              (9,592,000)
                                                                        ---------------          --------------

Property and Equipment - Net......................................          13,745,000                8,423,000
                                                                        ---------------          --------------
Intangible Assets - Net...........................................         108,638,000               69,439,000
Other Assets......................................................           1,895,000                  766,000
                                                                        ---------------          --------------
Total Assets......................................................      $  266,610,000           $  159,513,000
                                                                        ---------------          --------------
                                                                        ---------------          --------------

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable..............................................      $   24,027,000           $   11,621,000
    Accrued compensation..........................................          15,614,000               10,981,000
    Other current liabilities.....................................           8,283,000                6,386,000
    Income taxes payable..........................................           3,294,000                1,358,000
    Current portion of long-term obligations......................          14,065,000                8,000,000
                                                                        ---------------          --------------
       Total Current Liabilities..................................          65,283,000               38,346,000
                                                                        ---------------          --------------

Long-term Obligations.............................................          33,546,000                       --
                                                                        ---------------          --------------

Commitments and Contingencies (Notes 9 and 11)
Redeemable Preferred Stock........................................                  --               13,526,000
                                                                        ---------------          --------------

Stockholders' Equity:
    Preferred stock - authorized, 2,000,000 shares of $.01 par value;
      issued and outstanding 0 at October 4, 1998 and 1,231,840 at
      September 28, 1997..........................................                  --                       --
    Exchangeable stock of a subsidiary............................          15,411,000                       --
    Common stock - authorized, 50,000,000 shares of $.01 par
      value; issued and outstanding 28,630,600 at October 4, 1998
      and 25,892,818 shares at September 28, 1997.................             287,000                  259,000
    Additional paid-in capital....................................          87,565,000               63,450,000
    Retained earnings.............................................          64,518,000               43,932,000
                                                                        ---------------          --------------

Total Stockholders' Equity........................................         167,781,000              107,641,000
                                                                        ---------------          --------------

Total Liabilities and Stockholders' Equity........................      $  266,610,000           $  159,513,000
                                                                        ---------------          --------------
                                                                        ---------------          --------------

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                            Fiscal Year Ended
                                                     --------------------------------------------------------------
                                                           Oct. 4,              Sept. 28,             Sept. 29,
                                                            1998                  1997                  1996
                                                     ------------------    ------------------    ------------------
Revenue:
     Gross revenue.................................   $   382,934,000       $  246,767,000        $  220,099,000
     Subcontractor costs...........................        85,337,000           55,976,000            59,062,000
                                                      ----------------      ----------------      --------------
Net Revenue........................................       297,597,000          190,791,000           161,037,000

Cost of Net Revenue................................       223,871,000          141,019,000           122,084,000
                                                      ----------------      ----------------      --------------
Gross Profit.......................................        73,726,000           49,772,000            38,953,000

Selling, General and Administrative Expenses.......        33,913,000           25,173,000            21,218,000
                                                      ----------------      ----------------      --------------
Income From Operations.............................        39,813,000           24,599,000            17,735,000

Interest Expense...................................         2,329,000              320,000             1,076,000
Interest Income....................................           419,000              300,000               300,000
                                                      ----------------      ----------------      --------------
Income Before Minority Interest and Income
   Tax Expense.....................................        37,903,000           24,579,000            16,959,000

Minority Interest..................................         1,397,000                   --                    --
                                                      ----------------      ----------------      --------------
Income Before Income Tax Expense...................        36,506,000           24,579,000            16,959,000

Income Tax Expense.................................        15,920,000           10,323,000             6,854,000
                                                      ----------------      ----------------      --------------
Net Income.........................................   $    20,586,000       $   14,256,000        $   10,105,000
                                                      ----------------      ----------------      --------------
                                                      ----------------      ----------------      --------------

Basic Earnings Per Share...........................   $          0.74       $         0.61        $         0.46
                                                      ----------------      ----------------      --------------
                                                      ----------------      ----------------      --------------

Diluted Earnings Per Share.........................   $          0.71       $         0.58        $         0.45
                                                      ----------------      ----------------      --------------
                                                      ----------------      ----------------      --------------

Weighted Average Common Shares Outstanding:
      Basic........................................        27,970,000           23,371,000            21,851,000
                                                      ----------------      ----------------      --------------
                                                      ----------------      ----------------      --------------

      Diluted......................................        29,191,000           24,656,000            22,581,000
                                                      ----------------      ----------------      --------------
                                                      ----------------      ----------------      --------------

         See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FISCAL YEARS ENDED SEPTEMBER 29, 1996, SEPTEMBER 28, 1997 AND OCTOBER 4, 1998



                                             EXCHANGEABLE STOCK         COMMON STOCK        ADDITIONAL
                                          -------------------------  -------------------     PAID-IN      RETAINED
                                             SHARES      AMOUNT        SHARES     AMOUNT     CAPITAL      EARNINGS       TOTAL
                                          ----------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1995
  as previously reported..............         --    $        --     16,544,136 $ 165,000 $ 21,760,000  $ 19,571,000  $ 41,496,000
     Five-for-four common stock
       split (see Note 7).............                                4,136,034    42,000      (42,000)
                                          ----------------------------------------------------------------------------------------

BALANCE, OCTOBER 1, 1995                       --             --     20,680,170   207,000   21,718,000    19,571,000    41,496,000
     Net income.......................                                                                    10,105,000    10,105,000
     Payment for fractional shares....                                    (264)                 (3,000)                     (3,000)
     Shares issued in  acquisition....                                1,234,744    12,000   10,301,000                  10,313,000
     Stock options exercised..........                                  158,790     2,000      682,000                     684,000
     Tax benefit for disqualifying
       dispositions of stock options..                                                         674,000                     674,000
                                          ----------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 29, 1996                    --             --     22,073,440   221,000   33,372,000    29,676,000    63,269,000
     Net income.......................                                                                    14,256,000    14,256,000
     Shares issued in acquisitions....                                3,439,330    34,000   27,016,000                  27,050,000
     Stock options exercised..........                                  225,949     2,000    1,308,000                   1,310,000
     Shares issued in Employee Stock
       Purchase Plan..................                                  154,099     2,000    1,280,000                   1,282,000
     Tax benefit for disqualifying
       dispositions of stock options..                                                         474,000                     474,000
                                          ----------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 28, 1997                    --             --     25,892,818   259,000   63,450,000    43,932,000   107,641,000
     Net income.......................                                                                    20,586,000    20,586,000
     Shares issued in acquisitions....                                  345,948     4,000    5,520,000                   5,524,000
     Stock options exercised..........                                  352,265     4,000    2,613,000                   2,617,000
     Payment for fractional shares....                                     (726)                (7,000)                     (7,000)
     Shares issued in Employee Stock
       Purchase Plan..................                                  115,545     1,000    1,505,000                   1,506,000
     Preferred shares converted to
       common stock...................                                1,924,750    19,000   13,507,000                  13,526,000
     Exchangeable shares of a subsidiary
       issued in acquisitions.........    920,354     15,411,000                                                        15,411,000
     Tax benefit for disqualifying
        dispositions of stock options.                                                         977,000                     977,000
                                          ----------------------------------------------------------------------------------------

BALANCE, OCTOBER 4, 1998                  920,354    $15,411,000     28,630,600 $ 287,000 $ 87,565,000  $ 64,518,000  $167,781,000
                                          ----------------------------------------------------------------------------------------
                                          ----------------------------------------------------------------------------------------

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Fiscal Year Ended
                                                                                ------------------------------------------------
                                                                                      Oct. 4,         Sept. 28,       Sept. 29,
                                                                                        1998            1997            1996
                                                                                ----------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ...................................................                 $ 20,586,000    $ 14,256,000    $ 10,105,000
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
        Depreciation and amortization............................                    6,595,000       4,514,000       3,613,000
        Deferred income taxes....................................                   (2,899,000)      1,490,000        (519,000)
   Changes in operating assets and liabilities, net of effects of acquisitions:
        Accounts receivable......................................                  (23,561,000)     (3,776,000)     18,043,000
        Unbilled receivables.....................................                  (11,537,000)     (8,037,000)     (5,916,000)
        Prepaid and other current assets.........................                   (1,375,000)      1,823,000         246,000
        Accounts payable.........................................                   10,203,000      (3,551,000)     (4,080,000)
        Accrued compensation.....................................                      (32,000)     (3,909,000)     (1,431,000)
        Other current liabilities................................                   (6,548,000)     (1,412,000)       (192,000)
        Income taxes payable.....................................                    1,948,000        (254,000)      1,255,000
                                                                                   ------------    ------------    ------------
            Net Cash (Used In) Provided By Operating Activities..                   (6,620,000)      1,144,000      21,124,000
                                                                                  ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures..........................................                   (3,511,000)     (2,640,000)     (2,385,000)
   Proceeds from sale of property and equipment..................                           --          44,000          71,000
   Payments for business acquisitions, net of cash acquired......                  (37,778,000)     (1,237,000)     (6,441,000)
                                                                                   ------------    ------------    ------------
            Net Cash Used In Investing Activities................                  (41,289,000)     (3,833,000)     (8,755,000)
                                                                                   ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term obligations.............................                  (39,580,000)     (6,797,000)    (25,048,000)
   Proceeds from issuance of long-term obligations...............                   76,000,000      13,000,000       5,003,000
   Payments on obligations under capital leases..................                           --              --          (6,000)
   Proceeds from issuance of common stock........................                    4,116,000       2,619,000         681,000
                                                                                   ------------    ------------    ------------
            Net Cash Provided By (Used In) Financing Activities..                   40,536,000       8,822,000     (19,370,000)
                                                                                   ------------    ------------    ------------
Net (Decrease) Increase in Cash and Cash Equivalents.............                   (7,373,000)      6,133,000      (7,001,000)
Cash and Cash Equivalents at Beginning of Year...................                   12,262,000       6,129,000      13,130,000
                                                                                   ------------    ------------    ------------
Cash and Cash Equivalents at End of Year.........................                 $  4,889,000    $ 12,262,000    $  6,129,000
                                                                                   ------------    ------------    ------------
                                                                                   ------------    ------------    ------------

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest...................................................                 $  2,129,000    $    309,000    $  1,149,000
                                                                                   ------------    ------------    ------------
                                                                                   ------------    ------------    ------------
      Income taxes...............................................                 $ 17,195,000    $  9,407,000    $  6,123,000
                                                                                   ------------    ------------    ------------
                                                                                   ------------    ------------    ------------

                                                       (Continued)


                                                                                                  Fiscal Year Ended
                                                                                   ------------------------------------------------
                                                                                         Oct. 4,         Sept. 28,       Sept. 29,
                                                                                           1998            1997            1996
                                                                                   ----------------   ---------------  ------------

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

     In fiscal 1998, the Company purchased all of the capital stock of C.D.C.
        Engineering, Inc., McNamee, Porter & Seeley, Inc. and the Sentrex
        Group of Companies. The Company also purchased certain assets of
        Brown & Root, Inc. and Halliburton Corporation. In conjunction with these acquisitions, liabilities were assumed as follows:
          Fair value of assets acquired..........................................    $ 79,639,000
          Cash paid..............................................................    (37,778,000)
          Issuance of common and exchangeable stock..............................    (20,935,000)
          Other acquisition costs................................................       (985,000)
                                                                                     ------------
              Liabilities assumed................................................    $ 19,941,000
                                                                                     ------------
                                                                                     ------------

     In fiscal 1997, the Company purchased all of the capital stock of IWA
        Engineers, FLO Engineering, Inc., SCM Consultants, Inc., Whalen &
        Company, Inc., Whalen Service Corps Inc. and CommSite Development
        Corporation. In conjunction with these acquisitions, liabilities were assumed as follows:
         Fair value of assets acquired...........................................                     $ 66,386,000
          Cash paid..............................................................                       (8,811,000)
          Purchase price payable.................................................                         (729,000)
          Issuance of common and preferred stock.................................                      (40,577,000)
          Other acquisition costs................................................                       (2,111,000)
                                                                                                       ------------
              Liabilities assumed................................................                      $ 14,158,000
                                                                                                       ------------
                                                                                                       ------------

     In fiscal 1996, the Company purchased all of the capital stock of KCM,
        Inc. In conjunction with this acquisition, liabilities were assumed as follows:
          Fair value of assets acquired..........................................                                      $ 20,393,000
           Cash paid..............................................................                                      (2,645,000)
          Issuance of common stock...............................................                                      (10,313,000)
          Other acquisition costs................................................                                         (415,000)
                                                                                                                       ------------
              Liabilities assumed................................................                                      $  7,020,000
                                                                                                                       ------------
                                                                                                                       ------------

                                   (Concluded)

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FISCAL YEARS ENDED OCTOBER 4, 1998,
                    SEPTEMBER 28, 1997 AND SEPTEMBER 29, 1996

1.   SIGNIFICANT ACCOUNTING POLICIES

     BUSINESS - Tetra Tech, Inc. (the "Company") provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. The Company's management consulting services are complemented by its technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     FISCAL YEAR - The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal year 1998 contained 53 weeks. Fiscal years 1997 and 1996 contained 52 weeks.

     CONTRACT REVENUE AND COSTS - In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenues and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts are recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

     Selling, general and administrative costs are expensed in the period incurred.

     Contract revenue under Federal government contracts and subcontracts accounted for approximately 48.7%, 52.3% and 61.7%, of net contract revenue for the years ended October 4, 1998, September 28, 1997 and September 29, 1996, respectively.

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


     LONG-LIVED ASSETS - The Company reviews the recoverability of long-lived assets to determine if there has been any impairment. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value. Long-lived assets as of October 4, 1998 and September 28, 1997 consist principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of October 4, 1998 and September 28, 1997 was $6,490,000 and $3,522,000, respectively.

     INCOME TAXES - The Company files a consolidated federal income tax return and combined California franchise tax reports, as well as other returns which are required in the states in which the Company does business, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

     EARNINGS PER SHARE - Due to the Company's complex capital structure, the Company presents both basic and diluted Earnings Per Share (EPS). Basic EPS excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary, the weighted average number of shares of redeemable preferred stock and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable share for share for the Company's common stock. The redeemable preferred stock has voting and dividend rights substantially similar to those of common. The redeemable preferred stock outstanding at September 28, 1997 was converted to common stock during the fiscal year ended October 4, 1998. Basic and diluted EPS reflect, on a retroactive basis, a 5-for-4 stock split effected in the form of a 25% stock dividend, wherein one additional share of stock was issued on September 15, 1998 for each four shares outstanding as of the record date of July 27, 1998.

          FAIR VALUE OF FINANCIAL INSTRUMENTS -

          CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE, UNBILLED RECEIVABLES AND ACCOUNTS PAYABLE- The carrying amounts approximate fair value because of the short maturities of these instruments.

          REVOLVING CREDIT FACILITY - The carrying amount approximates fair value because the interest rates are based upon variable reference rates.

     CONCENTRATION OF CREDIT RISK - Financial instruments which subject the Company to credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 4, 1998, approximately 44% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the

Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

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

     ACCOUNTING PRONOUNCEMENTS - In February 1997, the Financial Acounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, EARNINGS PER SHARE, which the Company adopted in fiscal year 1998. The Statement replaces the presentation of primary EPS with a presentation of basic EPS, which excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The Statement also requires the dual presentation of basic and diluted EPS on the face of the income statement for all companies with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. EPS has been retroactively restated to reflect the requirements of SFAS No. 128.

     In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt this Statement in fiscal year 1999.

     In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED Information. The Statement is effective for fiscal years beginning after December 15, 1997. The Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period. The Statement need not be applied to interim financial statements in the initial year of its application. The Company has not yet completed its analysis of the effect of SFAS No. 131 on its financial statements. The Company will adopt this Statement in fiscal year 1999.

     In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. The Company does not anticipate that the adoption of SFAS No. 133 will have a material effect on the Company's financial statements. The Company will adopt this Statement in fiscal year 2001.

2.   MERGERS AND ACQUISITIONS

     On September 22, 1998, the Company acquired, through its wholly-owned subsidiary Tetra Tech Canada Ltd. (TtC), 100% of the capital stock of 1056584 Ontario Limited, 1056585 Ontario Limited, Venture Cable Limited, Cen-Comm Communications, Inc., Sentrex Electronics Inc. and LAL Corp., collectively, the Sentrex Group of Companies (SGOC), providers of engineering and technical services to the cable television, telephony and data networking industries. The purchase has been valued at approximately $19,227,000 consisting of cash and 920,354 shares of TtC exchangeable stock. The TtC exchangeable stock is exchangeable, share for share, for Company common stock as described in the related purchase agreement.

     On July 8, 1998, the Company acquired 100% of the capital stock of McNamee, Porter & Seeley, Inc. (MPS), a provider of engineering services with expertise in the areas of water, industrial wastewater and process controls. The purchase was valued at approximately $14,247,000 consisting of cash and 274,888 shares of Company common stock. Simultaneously with the acquisition, MPS distributed to its former stockholders accounts receivable having a net value of $8,040,000.

     On March 26, 1998, the Company acquired 100% of the capital stock of C.D.C. Engineering, Inc. (CDE), a consulting and engineering firm specializing in civil engineering, transportation engineering, structural engineering and land surveying. The purchase has been valued at approximately $1,502,000, consisting of cash and 71,060 shares of Company common stock.

     On March 2, 1998, Whalen Service Corps Inc. (WSC) agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation to provide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries. The agreement required the purchase of certain assets of TANCO LLC from ANTEC Corporation for a price in cash of approximately $623,000. WSC initially held a 51% majority interest in Whalen/Sentrex LLC, a California limited liability company while LAL Corp. held the remaining 49% minority interest. Upon completion of the SGOC acquisition, the Company beneficially owns 100% of Whalen/Sentrex LLC.

     On December 31, 1997, the Company acquired, through its wholly-owned subsidiary Tetra Tech NUS, Inc., the assets of certain environmental services businesses of Brown & Root, Inc. and Halliburton Corporation, both of which are subsidiaries of Halliburton Company (collectively, NUS). NUS provides consulting, engineering and design services for the environmental remediation of contaminated air, water and soil conditions. The purchase price has been valued at approximately $25,217,000, as adjusted, and consisted of cash.

     On July 11, 1997, the Company acquired 100% of the capital stock of CommSite Development Corporation (CDC), a wireless telecommunications site development service firm. The purchase has been valued at approximately $5,702,000 consisting of cash and 397,598 shares of Company common stock, as adjusted based on CDC's Net Asset Value on July 11, 1997 as described in the related purchase agreement.

     On June 11, 1997, the Company acquired 100% of the capital stock of Whalen & Company, Inc. and Whalen Service Corps Inc. (collectively, WAC). WAC, a wireless telecommunications firm, provides a full range of wireless telecommunications site development services for PCS, cellular, ESMR, air-to-ground, microwave, paging, fiber optic and switching centers technology. The purchase has been valued at approximately $41,738,000 consisting of cash and 4,549,750 shares of Company common stock. Initially, the Company issued 1,231,840 shares of redeemable preferred stock. The shares of redeemable preferred stock were subsequently converted into common stock prior to the stock split which occurred on December 1, 1997. The common and preferred stock were issued in a private placement and had a combined value of

$31,972,000. On the business day prior to the merger, WAC distributed to its stockholders (i) cash in the amount of $4,138,000 and (ii) accounts receivable having a net value of $18,456,000.

     On March 20, 1997, the Company acquired 100% of the capital stock of SCM Consultants, Inc. (SCM), a consulting and engineering firm providing design of irrigation, water and wastewater systems, as well as facility and infrastructure engineering services, to state and local government, private and industrial clients. The purchase was valued at approximately $2,431,000, consisting of cash and 246,965 shares of Company common stock, as adjusted based upon SCM's Net Asset Value on March 30, 1997 as described in the related purchase agreement.

     On December 18, 1996, the Company acquired 100% of the capital stock of FLO Engineering, Inc. (FLO), a consulting and engineering firm specializing in water resource engineering involving hydraulic engineering and hydrographic data collection. The purchase was valued at approximately $724,000, consisting of cash and 50,172 shares of Company common stock, as adjusted based upon FLO's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

     On December 11, 1996, the Company acquired 100% of the capital stock of IWA Engineers (IWA), an architecture and engineering firm providing a wide range of planning, engineering, and design capabilities in water, wastewater, and facility design, and serving state and local government and private clients. The purchase was valued at approximately $1,632,000, consisting of cash and 119,593 shares of Company common stock, as adjusted based upon IWA's Net Asset Value on December 29, 1996 as described in the related purchase agreement.

     On November 7, 1995, the Company acquired 100% of the capital stock of KCM, Inc. (KCM), an engineering services firm specializing in areas of water quality, water and wastewater systems, surface water management, fisheries and facilities. The purchase was valued at approximately $13,373,000, consisting of cash and 1,234,744 shares of Company common stock issued in a private placement.

     All of the acquisitions above have been accounted for as purchases and accordingly, the purchase prices of the businesses acquired have been allocated to the assets and liabilities acquired based upon their fair market values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets Net in the accompanying balance sheets. The Company values stock exchanged in acquisitions based on extended restriction periods and economic factors specific to the Company's circumstances. During fiscal 1998, stock exchanged in acquisitions was discounted by 15%. During fiscal 1997, the discount on stock exchanged in acquisitions ranged from 16% to 28%. During fiscal 1996, stock exchanged in the acquisition was discounted by 26%. The results of operations of each of the companies acquired have been included in the Company's financial statements from their respective acquisition effective dates as set forth in the related purchase agreements.

     The effect of unaudited pro forma operating results of the SGOC, CDE, SCM, FLO and IWA acquisitions, had they been acquired on September 30, 1996, is not material.

     The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired MPS, NUS, CDC and WAC on September 30, 1996:

                                                                               Fiscal Year Ended
                                                              -----------------------------------------------------------
                                                                   Oct. 4, 1998                Sept. 28, 1997
                                                              -----------------------------------------------------------
Gross revenue                                                     $     429,591,000           $      420,294,000
Income before income tax expense                                         37,958,000                   33,637,000
Net income                                                               21,446,000                   19,510,000
Basic earnings per share                                          $            0.76           $             0.72
Diluted earnings per share                                                     0.73                         0.69
Weighted average shares common outstanding:
     Basic                                                               28,176,000                   26,977,000
     Diluted                                                             29,397,000                   28,262,000

3.   ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at October 4, 1998 and September 28, 1997:

                                                                             Oct. 4, 1998      Sept. 28, 1997
                                                                           ---------------    ---------------

                Billed accounts receivable...............................  $    71,745,000    $    31,435,000
                                                                           ---------------    ---------------

                Unbilled accounts receivable:
                     Billable amounts not invoiced, amounts billable at
                        stipulated stages of completion of contract work,
                         and unbilled amounts pending negotiation or
                        receipt of contract modifications................       58,384,000         31,626,000
                     Costs and fee retention billable upon audit of total
                        contract costs ..................................       11,278,000         13,326,000
                                                                           ---------------    ---------------

                Total unbilled accounts receivable ......................       69,662,000         44,952,000
                                                                           ---------------    ---------------

                Allowance for uncollectible accounts:
                     Allowance for doubtful accounts.....................       (2,911,000)        (1,346,000)
                     Allowance for disallowed costs .....................       (9,774,000)        (9,807,000)
                                                                           ---------------    ---------------

                Total allowance for uncollectible accounts..............       (12,685,000)       (11,153,000)
                                                                           ---------------    ---------------

                Total ...................................................  $   128,722,000    $    65,234,000
                                                                           ---------------    ---------------
                                                                           ---------------    ---------------

     The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. The Company's contracts with the Federal government are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audit, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, however, there can be no assurance that DCAA audits will not result in material cost disallowances in the future. On September 15, 1995, the Company acquired Tetra Tech EM Inc.
(EMI). EMI likewise contracts with the Federal government. At the time of acquisition, audits had not been performed for years beyond 1986. As of September 1998, audits and negotiations relating to the EMI contracts for years 1987 through 1995 had been completed, and cost disallowances as a result of audits totaled approximately $2,900,000. It has been determined by the Federal government that for these periods the Company is entitled to payments, however, the collectibility of such payments cannot be assured as each agency must obtain separate funding approval. Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, plus a general allowance for other amounts for which some potential loss has been determined to be probable based on current events and circumstances. Given the above, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     As of October 4, 1998, the Company has approximately $5,200,000 under retainage provisions of contracts and approximately $2,166,000 of accounts receivable which may not be realized within one year.

4.   INCOME TAXES

     Income tax expense for the years ended October 4, 1998, September 28, 1997 and September 29, 1996 consisted of the following:


                                                                    Fiscal Year Ended
                                                  -------------------------------------------------------
                                                     Oct. 4,            Sept. 28,            Sept. 29,
                                                       1998                1997                 1996
                                                  -------------       -------------        -------------
    Current:
       Federal............................        $  15,284,000       $   9,220,000        $   5,849,000
       State..............................            3,535,000           2,291,000            1,462,000
    Deferred .............................           (2,899,000)         (1,188,000)            (457,000)
                                                  -------------       -------------        -------------
    Total income tax expense..............        $  15,920,000       $  10,323,000        $   6,854,000
                                                  -------------       -------------        -------------
                                                  -------------       -------------        -------------

     Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:

                                                                           Oct. 4,           Sept. 28,
                                                                             1998               1997
                                                                      -------------      -------------

    Allowance for doubtful accounts.............................      $   3,662,000      $   2,513,000
    Cash to accrual.............................................         (1,250,000)        (2,275,000)
    Accrued vacation............................................          1,247,000            495,000
    State taxes.................................................          1,038,000            (21,000)
    Prepaid expense.............................................           (632,000)          (104,000)
    Depreciation................................................           (299,000)          (369,000)
    Other.......................................................                 --            628,000
                                                                      -------------      -------------
    Net deferred income tax asset...............................      $   3,766,000      $     867,000
                                                                      -------------      -------------
                                                                      -------------      -------------

     Total income tax expense was different than the amount computed by applying the federal statutory rate as follows:

                                                                         Fiscal Year Ended
                                           --------------------------------------------------------------------------
                                                 Oct. 4, 1998            Sept. 28, 1997           Sept. 29, 1996
                                           ------------------------ ------------------------- -----------------------
                                              Amount          %        Amount           %        Amount         %
                                           ------------- ------     -------------  -------    ------------   ------
Tax at federal statutory rate..........    $  12,777,000 35.0%      $   8,603,000  35.0%      $  5,936,000   35.0%
State taxes, net of federal benefit....        1,898,000   5.2          1,348,000    5.5           933,000     5.5
Goodwill...............................          990,000   2.7            528,000    2.1           384,000     2.3
Other..................................          255,000   0.7           (156,000)  (0.6)         (399,000)   (2.4)
                                           ------------- ------     -------------  -------    ------------   ------
Total income tax expense...............    $  15,920,000  43.6%       $10,323,000   42.0%       $6,854,000    40.4%
                                           ------------- ------     -------------  -------    ------------   ------
                                           ------------- ------     -------------  -------    ------------   ------

5.   LONG-TERM OBLIGATIONS

     The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. At October 4, 1998, the Credit Agreement provided a revolving credit facility of $70,000,000. The Credit Agreement provides for mandatory reductions of $5,000,000 on December 15, 1998 and December 15, 1999.

     Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings at October 4, 1998 was 6.34375%.

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

     The Credit Agreement matures on December 15, 2000 or earlier at the discretion of the Company upon payment in full of loans and other obligations. As of October 4, 1998, outstanding borrowings totaled $47,000,000 and standby letters of credit totaled $2,207,000.

6.   EXCHANGEABLE STOCK OF A SUBSIDIARY

     In connection with the SGOC acquisition, the Company issued 920,354 shares of exchangeable stock of its subsidiary Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights whereas a holder of Exchangeable Shares shall be entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company causing to be delivered to such holder one share of the Company's common stock for each Exchangeable Share presented and surrendered, plus (b) a dividend amount, if any. The Exchangeable Shares cannot be put back to the Company for cash.

7.   STOCKHOLDERS' EQUITY

     On September 14, 1998, a Special Meeting of the Stockholders (the "Special Meeting") was held. During the Special Meeting, the stockholders approved a proposal to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock, $.01 par value per share, from 30,000,000 to 50,000,000. On September 15, 1998, the Company paid a five-for-four split of the Company's common stock, effected in the form of a 25% stock dividend, payable on September 15, 1998 to the stockholders of record on July 27, 1998. All agreements concerning stock options and other commitments payable in shares of the Company's common stock are affected by the five-for-four split. All references to number of shares (except shares authorized), stock options, share prices and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

     Pursuant to the Company's 1989 Stock Option Plan, key employees may be granted options to purchase an aggregate of 953,672 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. All options granted to date by the Company have been at 100% of the market value as determined by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

     The Company also has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase an aggregate of 4,609,375 shares of the Company's common stock at prices not less than the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

     Pursuant to the Company's 1992 Non-employee Director Plan, non-employee directors may be granted options to purchase an aggregate of 114,438 shares of the Company's common stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

     The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, an aggregate of 878,906 shares may be issued pursuant to the exercise of Purchase Rights. The maximum amount that an employee can contribute during a Purchase Right Period is $4,000, and the minimum contribution per payroll period is $25.

     Under the Purchase Plan, the exercise price of a Purchase Right will be the lesser of 100% of the fair market value of such shares on the first day of the Purchase Right Period or 85% of the fair market value on the last day of the Purchase Right Period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq Stock Market on the day in question.

     During the three years in the period ended October 4, 1998, option activity was as follows:

                                                                      Number          Weighted Average
                                                                    of Options         Exercise Price
                                                                   --------------    -----------------

             Balance, October 1, 1995........................         1,565,270          $       5.82
                  Granted....................................           644,667                 11.36
                  Exercised..................................          (158,791)                 4.30
                  Cancelled..................................           (81,901)                 7.11
                                                                   ------------          ------------
             Balance, September 29, 1996.....................         1,969,245                 7.70
                  Granted....................................           762,692                 12.56
                  Exercised..................................          (225,948)                 5.80
                  Cancelled..................................          (167,614)                 9.62
                                                                   ------------          ------------
             Balance, September 28, 1997.....................         2,338,375                  9.33
                  Granted....................................           569,566                 16.89
                  Exercised..................................          (352,265)                 7.43
                  Cancelled..................................          (187,206)                12.61
                                                                   ------------          ------------
             Outstanding at October 4, 1998..................         2,368,470          $      11.17
                                                                   ------------          ------------
                                                                   ------------          ------------
             Exercisable at October 4, 1998..................         1,086,166          $       8.04
                                                                   ------------          ------------
                                                                   ------------          ------------


     The following table summarizes information concerning currently outstanding and exercisable options:

                                              Options Outstanding                      Options Exercisable
                                ----------------------------------------------      ----------------------------------
                                                  Weighted
                                                  Average          Weighted                             Weighted
                                                 Remaining          Average                             Average
                 Range of          Number       Contractual        Exercise             Number           Exercise
             Exercise Price     Outstanding        Life              Price           Exercisable          Price
          ------------------    -----------   ---------------     ------------       -----------       ----------
             $0.69  -  $1.18         47,711              2.47       $     1.08            47,711       $     1.08
             $3.14  -  $6.96        431,888              5.13             5.57           419,678             5.53
             $7.01  - $12.32        921,779              7.14            10.11           525,724             9.78
            $12.80  - $15.70        660,917              8.79            13.95            93,053            13.08
            $16.00  - $20.88        306,175              9.49            17.85                --               --
                               ------------       -----------       ----------       -----------       ----------
                                  2,368,470              7.44       $    11.17         1,086,166       $     8.04
                               ------------       -----------       ----------       -----------       ----------
                               ------------       -----------       ----------       -----------       ----------

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

                                                                            Fiscal Year Ended
                                                     --------------------------------------------------------------
                                                        Oct. 4, 1998         Sept. 28, 1997        Sept. 29, 1996
                                                     -------------------   -------------------   ------------------
Net income-as reported..............................   $    20,586,000       $    14,256,000       $    10,105,000
Net income-pro forma................................        18,980,000            13,059,000             9,598,000
Basic earnings per share-as reported................   $          0.74       $          0.61       $          0.46
Diluted earnings per share-as reported..............              0.71                  0.58                  0.45
Basic earnings per share-pro forma..................              0.68                  0.56                  0.44
Diluted earnings per share-pro forma................              0.65                  0.53                  0.43

     The pro forma effects of applying SFAS No. 123 may not be representative of the effects on reported net income and net income per share for future years since options vest over several years and additional awards are made each year.

     The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 1998, 1997 and 1996 are $5.79, $4.13 and $3.65, respectively. The following assumptions were used in completing the model:

                                                                            Fiscal Year Ended
                                                     --------------------------------------------------------------
                                                        Oct. 4, 1998         Sept. 28, 1997        Sept. 29, 1996
                                                     -------------------   -------------------   ------------------
Dividend yield......................................              0.0%                  0.0%                  0.0%
Expected volatility.................................             42.5%                 40.5%                 39.1%
Risk-free rate of return, annual....................              6.4%                  6.4%                  6.4%
Expected life.......................................          3.11 yrs.             2.76 yrs.             2.76 yrs.

8.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earning per share:

                                                                                  Fiscal Year Ended
                                                                 -------------------------------------------------
                                                                   Oct. 4, 1998    Sept 28, 1997   Sept. 29, 1996
                                                                 ---------------  ---------------  ---------------
Numerator--
   Net income:                                                   $    20,586,000  $    14,256,000  $    10,105,000
                                                                 ---------------  ---------------  ---------------

Denominator:
     Denominator for basic earnings per share--
        weighted-average shares                                       27,970,000       23,371,000       21,851,000

   Effect of dilutive securities:
        Stock options                                                  1,040,000          709,000          730,000
        Redeemable preferred stock                                       151,000          576,000               --
        Exchangeable stock of a subsidiary                                30,000               --               --
                                                                  --------------   --------------   --------------
   Dilutive potential common shares                                    1,221,000        1,285,000          730,000

     Denominator for diluted earnings per share--
        adjusted weighted-average shares and
          assumed conversions                                         29,191,000       24,656,000       22,581,000
                                                                  --------------   --------------   --------------
                                                                  --------------   --------------   --------------

Basic earnings per share                                          $         0.74   $         0.61   $         0.46
                                                                  --------------   --------------   --------------
                                                                  --------------   --------------   --------------

Diluted earnings per share                                        $         0.71   $         0.58   $         0.45
                                                                  --------------   --------------   --------------
                                                                  --------------   --------------   --------------

9.   LEASES

     The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $13,458,000, $10,204,000 and $9,462,000 for the fiscal years ended October 4,
1998, September 28, 1997 and September 29, 1996, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:

              1999.......................................................................   $    14,838,000
              2000.......................................................................        11,979,000
              2001.......................................................................         9,569,000
              2002.......................................................................         5,697,000
              2003.......................................................................         3,903,000
              Thereafter.................................................................         4,036,000
                                                                                             --------------
              Total......................................................................    $   50,022,000
                                                                                             --------------
                                                                                             --------------

10.  RETIREMENT PLANS

     The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 4, 1998, September 28, 1997 and September 29, 1996 employer contributions relating to the plans were approximately $3,952,000, $3,536,000 and $4,002,000, respectively.

11.  CONTINGENCIES

     The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits against such claims. Management is of the opinion that the resolution of these claims will not have a material adverse effect on the Company's financial position.

12.  QUARTERLY FINANCIAL INFORMATION - UNAUDITED

     In the opinion of management, the following unaudited quarterly data for the years ended October 4, 1998 and September 28, 1997 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)

                                                   First          Second          Third          Fourth
Fiscal Year 1998                                  Quarter         Quarter        Quarter        Quarter
----------------                                  -------         -------        -------        -------

Gross revenue................................   $  66,438      $  92,727      $  98,231       $ 125,538
Net revenue..................................      53,664         71,806         75,149          96,978
Gross profit.................................      13,325         17,020         20,744          22,637
Income from operations.......................       7,179          8,872         11,411          12,351
Net income...................................       4,051          4,521          5,493           6,521
Basic earnings per share.....................   $    0.15      $    0.16      $    0.20       $    0.23
Diluted earnings per share ..................        0.14           0.16           0.19            0.22
Weighted average common shares
   outstanding:
     Basic...................................      27,217         27,905         28,147          28,567
     Diluted.................................      28,834         28,956         29,201          29,719

                                                   First          Second          Third          Fourth
Fiscal Year 1997                                  Quarter         Quarter        Quarter        Quarter
----------------                                  -------         -------        -------        -------

Gross revenue................................   $  54,938      $  55,545      $  60,922       $  75,362
Net revenue..................................      40,423         43,914         48,621          57,833
Gross profit.................................       9,372         10,547         12,961          16,892
Income from operations.......................       4,393          4,892          6,207           9,107
Net income...................................       2,596          2,872          3,644           5,144
Basic earnings per share.....................   $    0.12      $    0.13      $    0.16       $    0.20
Diluted earnings per share ..................        0.11           0.13           0.15            0.18
Weighted average common shares
  outstanding:
     Basic...................................      22,110         22,306         23,178          25,811
     Diluted.................................      22,951         22,865         24,065          28,656

                           SECURITIES INFORMATION

     Tetra Tech's common stock is traded on the Nasdaq Stock Market under the symbol WATR. There were 891 stockholders of record as of December 9, 1998. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices for the common stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables. The prices have been adjusted to reflect the effect, on a retroactive basis, of a five-for-four stock split, effected in the form of a 25% stock dividend, in September 1998.

                   FISCAL YEAR 1998                       HIGH                     LOW
                   ----------------                       ----                     ---

                   First Quarter                         $17.76                   $14.90
                   Second Quarter                         19.20                    15.20
                   Third Quarter                          20.20                    15.60
                   Fourth Quarter                         23.00                    15.40

                   FISCAL YEAR 1997                       HIGH                     LOW
                   ----------------                       ----                     ---

                   First Quarter                         $16.32                   $11.92
                   Second Quarter                         13.28                     7.84
                   Third Quarter                          14.80                     8.88
                   Fourth Quarter                         18.08                    13.44