Form 10-K, Exhibit 13
period 1999-10-03
TETRA TECH INC
filed 1999-12-30
CIK 831641

                              FINANCIAL HIGHLIGHTS


                                                                     Fiscal Year Ended
                                           ---------------------------------------------------------------------
                                           Oct. 3,         Oct. 4,       Sept. 28,       Sept. 29,       Oct. 1,
                                             1999           1998           1997            1996           1995
                                           -------         -------       ---------       --------        -------
                                                           (in thousands, except per share data)
Gross revenue..........................  $  566,490     $  382,934      $  246,767     $  220,099      $ 120,034

Net revenue............................     432,080        297,597         190,791        161,037         87,874

Income from operations.................      55,424         39,813          24,599         17,735         11,756

Net income.............................      29,115         20,586          14,256         10,105          7,553

Basic earnings per share (1)...........        0.78           0.59            0.49           0.37           0.29

Diluted earnings per share (1) ........        0.74           0.56            0.46           0.36           0.29

Weighted average common shares
   outstanding: (1)
     Basic.............................      37,159         34,962          29,214         27,314         25,731
     Diluted...........................      39,550         36,488          30,820         28,226         26,432

Net cash flow from operating
   activities (2)......................      30,258        (6,620)           1,144         21,124         13,578

Working capital........................      86,313         77,049          42,539         32,739         39,872
Total assets...........................     380,478        266,610         159,513         88,463         92,930

Long-term obligations, excluding
   current portion.....................      37,289         33,546              --             --         19,045
Stockholders' equity...................     234,432        167,781         107,641         63,269         41,496


(1) REFLECTS THE EFFECT, ON A RETROACTIVE BASIS, OF A 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND, IN JUNE 1999.

(2) NET CASH FROM OPERATING ACTIVITIES WAS REDUCED BY $9.3 MILLION, $10.3 MILLION AND $15.6 MILLION FOR THE YEARS ENDED OCTOBER 3, 1999, OCTOBER 4, 1998 AND SEPTEMBER 28, 1997, RESPECTIVELY, AS A RESULT OF OUR ASSIGNMENT OF ACCOUNTS RECEIVABLE TO THE FORMER OWNERS OF CERTAIN ACQUIRED COMPANIES.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     Fiscal Year Ended
                                           --------------------------------------------------------------------
                                           Oct. 3,(2)     Oct. 4,(3)    Sept. 28,(4)    Sept. 29,(5)    Oct. 1,(6)
                                             1999           1998           1997            1996           1995
                                           ----------     -------       ---------       ---------       -------
                                                           (in thousands, except per share data)
STATEMENTS OF INCOME DATA
Gross revenue..........................  $  566,490     $  382,934      $  246,767     $  220,099      $ 120,034
Subcontractor costs....................     134,410         85,337          55,976         59,062         32,160
                                         ----------     ----------      ----------     ----------      ---------
Net revenue............................     432,080        297,597         190,791        161,037         87,874

Cost of net revenue....................     327,336        223,871         141,019        122,084         65,484
                                         ----------     ----------      ----------     ----------      ---------
Gross profit...........................     104,744         73,726          49,772         38,953         22,390

Selling, general and administrative
   expenses............................      49,320         33,913          25,173         21,218         10,634
                                         ----------     ----------      ----------     ----------      ---------
Income from operations.................      55,424         39,813          24,599         17,735         11,756

Net interest (expense) income..........      (3,135)        (1,910)            (20)          (776)           833
                                         -----------    ----------      ----------     ---------       ---------
Income before minority interest and
   income tax expense..................      52,289         37,903          24,579         16,959         12,589

Minority interest......................          --          1,397              --             --             --
                                         ----------     ----------      ----------     ----------      ---------
Income before income tax expense.......      52,289         36,506          24,579         16,959         12,589

Income tax expense.....................      23,174         15,920          10,323          6,854          5,036
                                         ----------     ----------      ----------     ----------      ---------

Net income.............................  $   29,115     $   20,586      $   14,256     $   10,105      $   7,553
                                         ==========     ==========      ==========     ==========      =========

Basic earnings per share (1)...........  $     0.78     $     0.59      $     0.49     $     0.37      $    0.29
                                         ==========     ==========      ==========     ==========      =========

Diluted earnings per share (1).........  $     0.74     $     0.56      $     0.46     $     0.36      $    0.29
                                         ==========     ==========      ==========     ==========      =========

Weighted average common shares
   outstanding: (1)
     Basic.............................      37,159         34,962          29,214         27,314         25,731
                                         ==========     ==========      ==========     ==========      =========

     Diluted...........................      39,550         36,488          30,820         28,226         26,432
                                         ==========     ==========      ==========     ==========      =========


                                            Oct. 3,        Oct. 4,       Sept. 28,       Sept. 29,       Oct. 1,
                                             1999           1998           1997            1996           1995
                                            -------        -------       ---------       ---------       -------
                                                                      (in thousands)
BALANCE SHEET DATA
Working capital........................  $   86,313     $   77,049      $   42,539     $   32,739      $  39,872
Total assets...........................     380,478        266,610         159,513         88,463         92,930
Long-term obligations, excluding
   current portion.....................      37,289         33,546              --             --         19,045
Stockholders' equity...................     234,432        167,781         107,641         63,269         41,496



                                               (Continued)

(1) REFLECTS THE EFFECT, ON A RETROACTIVE BASIS, OF A 5-FOR-4 STOCK SPLIT, EFFECTED IN THE FORM OF A 25% STOCK DIVIDEND, IN JUNE 1999.

(2) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF MFG, INC. (FORMERLY MCCULLEY, FRICK & GILMAN, INC., ACQUIRED FEBRUARY 26, 1999), COLLINS/PINA CONSULTING ENGINEERS, INC. (ACQUIRED MAY 7, 1999), D.E.A. CONSTRUCTION COMPANY (ACQUIRED MAY 19, 1999), BAHA COMMUNICATIONS, INC. (ACQUIRED MAY 21, 1999), UTILITIES & C.C., INC. (ACQUIRED JUNE 18, 1999), ASL CONSULTANTS, INC. (ACQUIRED JUNE 25, 1999), COSENTINI ASSOCIATES, INC. (FORMERLY PARTNERSHIP INTERESTS AND CERTAIN COMPANIES AFFILIATED WITH COSENTINI ASSOCIATES LLP, ACQUIRED JUNE 30, 1999), PDR ENGINEERS, INC. (ACQUIRED SEPTEMBER 3, 1999), AND EVERGREEN UTILITY CONTRACTORS, INC., CONTINENTAL UTILITY CONTRACTORS, INC. AND GIG HARBOR CONSTRUCTION, INC. (COLLECTIVELY ACQUIRED OCTOBER 2, 1999) FROM THE EFFECTIVE ACQUISITION DATES.

(3) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF TETRA TECH NUS, INC. (ACQUIRED DECEMBER 31, 1997), WHALEN/SENTREX LLC (FORMED MARCH 2, 1998), C.D.C. ENGINEERING, INC. (ACQUIRED MARCH 26, 1998 AND SUBSEQUENTLY MERGED INTO TETRA TECH, INC. ON JULY 29, 1999), MCNAMEE, PORTER & SEELEY, INC. (ACQUIRED JULY 8, 1998) AND THE SENTREX GROUP OF COMPANIES (ACQUIRED SEPTEMBER 22, 1998) FROM THE EFFECTIVE ACQUISITION DATES.

(4) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF IWA ENGINEERS (ACQUIRED DECEMBER 11, 1996 AND SUBSEQUENTLY MERGED INTO TETRA TECH, INC. ON JULY 29, 1999), FLO ENGINEERING, INC. (ACQUIRED DECEMBER 20, 1996 AND SUBSEQUENTLY MERGED INTO TETRA TECH, INC. ON JULY 29, 1999), SCM CONSULTANTS, INC. (ACQUIRED MARCH 19, 1997), WHALEN & COMPANY, INC. (ACQUIRED JUNE 11, 1997) AND COMMSITE DEVELOPMENT CORPORATION (ACQUIRED JULY 11, 1997 AND SUBSEQUENTLY MERGED INTO WHALEN & COMPANY, INC. ON JANUARY 4, 1999) FROM THE EFFECTIVE ACQUISITION DATES.

(5) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF KCM, INC. (ACQUIRED NOVEMBER 7, 1995) FROM THE EFFECTIVE ACQUISITION DATE.

(6) WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITION OF TETRA TECH EM INC. (FORMERLY KNOWN AS PRC ENVIRONMENTAL MANAGEMENT, INC. AND ACQUIRED SEPTEMBER 15, 1995) FROM THE EFFECTIVE ACQUISITION DATE.


                                   (Concluded)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED BELOW, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. OUR ACTUAL LIQUIDITY NEEDS, CAPITAL RESOURCES AND OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE DISCUSSION SET FORTH BELOW IN THESE FORWARD-LOOKING STATEMENTS. FOR ADDITIONAL INFORMATION, REFER TO THE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

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

         Since our initial public offering in December 1991, we increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. From fiscal 1991 through fiscal 1999, we generated a net revenue compounded annual growth rate of approximately 34.9% and achieved a net income compounded annual growth rate of approximately 37.0%.

         We derive our revenue from fees from professional services. Our services are billed under various types of contracts with our clients, including:

          -    Fixed-price;

          -    Fixed-rate time and materials;

          -    Cost-reimbursement plus fixed fee; and

          -    Cost-reimbursement plus fixed and award fee.

         In the course of providing our services, we routinely subcontract services. These subcontractor costs are passed through to our clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, we believe net revenue, which is gross revenue less the cost of subcontractor services, is a more appropriate measure of our performance.

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

         We provide services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:

                                                                      Percentage of Net Revenue
                                                                ----------------------------------------
                                 Client                         Fiscal 1999   Fiscal 1998    Fiscal 1997
                                 ------                         -----------   -----------    -----------
         Federal government...............................         39.1%         48.7%          52.3%
         State and local government.......................         16.3          12.7           14.8
         Private..........................................         41.3          35.4           29.2
         International....................................          3.3           3.2            3.7
                                                               -----------   -----------     -----------
         Total............................................        100.0%        100.0%         100.0%
                                                               ===========   ===========     ===========

         Our revenue and operating results fluctuate from quarter to quarter as a result of a number of factors, such as:

          - the seasonality of the spending cycle of our public sector clients, notably the Federal government;

          -    employee hiring and utilization rates;

          - the number and significance of client engagements commenced and completed during a quarter;

          -    delays incurred in connection with an engagement;

          - the ability of clients to terminate engagements without penalties;

          -    the size and scope of engagements;

          -    the timing and size of the return on investment capital; and

          -    general economic and political conditions.

Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses.

RECENT ACQUISITIONS

         As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 1999, we purchased 11 companies in the following nine transactions:

         - MCCULLEY, FRICK & GILMAN, INC.- In February 1999, we acquired McCulley, Frick & Gilman, Inc. (MFG). The purchase was valued at approximately $8.1 million. MFG, a Colorado-based firm, provides professional environmental science and consulting services to private-sector clients throughout the United States.

         - COLLINS/PINA CONSULTING ENGINEERS, INC.- In May 1999, we acquired Collins/Pina Consulting Engineers, Inc. (CPC). The purchase was valued at approximately $2.7 million. CPC, an Arizona-based firm, provides consulting engineering and related services primarily in the state of Arizona.

         - D.E.A. CONSTRUCTION COMPANY - In May 1999, we acquired D.E.A. Construction Company (DCC). The purchase was valued at approximately $15.5 million. DCC, a Colorado-based construction and field services firm, provides design, construction and maintenance of communications and information transport systems to the communications industry primarily in Colorado and surrounding states.

         - BAHA COMMUNICATIONS, INC.- In May 1999, we acquired BAHA Communications, Inc. (BCI). The purchase was valued at approximately $2.6 million, excluding the value of the accounts receivable which were assigned to the former owners at the time of acquisition. BCI, a Nevada-based construction and field services firm, provides infrastructure installation and maintenance services to the wireless personal communications industry primarily in Nevada and the Southwestern United States.

         - UTILITIES & C.C., INC. - In June 1999, we acquired Utilities & C.C., Inc. (UCC). The purchase was valued at approximately $2.2 million. UCC, a Northern California-based construction and field services firm, provides infrastructure installation and maintenance services to the wireless personal communications industry primarily in California.

         - ASL CONSULTANTS, INC. - In June 1999, we acquired ASL Consultants, Inc. (ASL). The purchase was valued at approximately $10.1 million. ASL, a Southern California-based consulting engineering firm, provides water and wastewater treatment, transportation, and other engineering services primarily in California and Arizona.

         - COSENTINI ASSOCIATES - In June 1999, we acquired the outstanding shares and partnership interests of certain companies affiliated with Cosentini Associates LLP (collectively, CAA). The purchase was valued at approximately $5.3 million, excluding the value of the accounts receivable which were assigned to the former owners at the time of acquisition. CAA, a New York-based engineering firm, provides engineering services for major buildings primarily in the Northeastern United States.

         - PDR ENGINEERS, INC. - In September 1999, we acquired PDR Engineers, Inc. (PDR). The purchase was valued at approximately $6.6 million. PDR, a Kentucky-based consulting engineering firm, provides water and wastewater treatment, transportation, and other engineering services primarily in the Southeastern United States.

         - EVERGREEN UTILITY CONTRACTORS, INC. - In October 1999, we acquired Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively, EUC). The purchase was valued at approximately $11.8 million. EUC, a Washington-based engineering firm, provides engineering and network services for cable TV and fiber optic telephone networks in the Pacific Northwestern United States.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:


                                                                     Percentage of Net Revenue
                                                              ----------------------------------------
                                                                          Fiscal Year Ended
                                                              ----------------------------------------
                                                              Oct. 3,         Oct. 4,        Sept. 28,
                                                               1999            1998            1997
                                                            ---------        --------        ---------
         Net revenue.............................             100.0%          100.0%          100.0%
         Cost of net revenue.....................              75.8            75.2            73.9
                                                             ---------      ---------        --------
         Gross profit............................              24.2            24.8            26.1
         Selling, general and administrative
            expenses.............................              11.4            11.4            13.2
                                                             ---------      ---------        --------
         Income from operations..................              12.8            13.4            12.9
         Net interest (expense) income ..........              (0.7)           (0.7)           --
                                                             ---------      ---------        --------
         Income before minority interest and
            income tax expense...................              12.1            12.7            12.9

                                       6


         Minority interest.......................              --              (0.5)           --
                                                             ---------      ---------        --------
         Income before income tax expense........              12.1            12.2            12.9
         Income tax expense......................               5.4             5.3             5.4
                                                             ---------      ---------        --------
         Net income..............................               6.7%            6.9%            7.5%
                                                             =========      =========        =======

FISCAL 1999 COMPARED TO FISCAL 1998

         NET REVENUE. Net revenue increased $134.5 million, or 45.2%, to $432.1 million in fiscal 1999 from $297.6 million in fiscal 1998. All four client sectors continued to show net revenue increases in actual dollars. These increases were primarily attributable to the expansion of our infrastructure services throughout the United States, the continued expansion of new lines of service in our communications business and companies acquired in fiscal 1999. As a percentage of net revenue, increases were realized in the state and local sector, the private sector and the international sector. Net revenue from the companies acquired in fiscal 1999 totaled $61.5 million. Excluding the net revenue from these companies, we realized 24.5% growth in our net revenue. Gross revenue increased $183.6 million, or 47.9%, to $566.5 million in fiscal 1999 from $382.9 million in fiscal 1998. In fiscal 1999, subcontractor costs comprised 23.7% of gross revenue compared to 22.3% for fiscal 1998.

         COST OF NET REVENUE. Cost of net revenue increased $103.5 million, or 46.2%, to $327.3 million in fiscal 1999 from $223.9 million in fiscal 1998. As a percentage of net revenue, cost of net revenue increased from 75.2% in fiscal 1998 to 75.8% in fiscal 1999. This increase was primarily attributable to higher costs incurred from the acquired companies. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 1,781, or 48.6%, to 5,443 in fiscal 1999 from 3,662 in fiscal 1998. Excluding the employees provided from acquired companies, our number of employees increased by 74, or 2.0%. Gross profit increased $31.0 million, or 42.1%, to $104.7 million in fiscal 1999 from $73.7 million in fiscal 1998. In addition, included in our net revenue and gross profit was $1.75 million relating to the reversal of an over accrual of an allowance for disallowed costs (See Note 3. in Notes to Consolidated Financial Statements). However, as a percentage of net revenue, gross profit decreased from 24.8% in fiscal 1998 to 24.2% in fiscal 1999, primarily due to lower margins of acquired companies.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $15.4 million, or 45.4%, to $49.3 million in fiscal 1999 from $33.9 million in fiscal 1998. This increase was primarily attributable to additional headquarters' costs associated with centralizing corporate functions, other corporate initiatives, costs associated with year 2000 compliance, as well as additional amortization expense relating to acquired companies. As a percentage of net revenue, SG&A expenses remained at 11.4%. The amortization expense related to acquisitions increased $1.8 million, or 63.1%, to $4.8 million in fiscal 1999 from $3.0 million in fiscal 1998.

         NET INTEREST EXPENSE. Net interest expense increased $1.2 million, or 64.1%, from $1.9 million to $3.1 million from fiscal 1998 to fiscal 1999. This increase was primarily attributable to the financing and working capital needs of certain acquisitions.

         INCOME TAX EXPENSE. Income tax expense increased $7.3 million, or 45.6%, to $23.2 million in fiscal 1999 from $15.9 million in fiscal 1998. This increase was due to higher income before income taxes and an increase in our effective tax rate from 43.6% in fiscal 1998 to 44.3% in fiscal 1999. This increase was primarily attributable to increased amounts of non-deductible goodwill resulting from our business acquisitions.

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

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $8.7 million, or 34.7%, to $33.9 million in fiscal 1998 from $25.2 million in fiscal 1997. This increase was primarily attributable to additional headquarters' costs associated with centralizing corporate functions as well as additional amortization expense relating to acquired companies. As a percentage of net revenue, SG&A expenses decreased from 13.2% in fiscal 1997 to 11.4% in fiscal 1998 due to operating efficiencies. The amortization expense related to acquisitions increased $1.4 million, or 89.1%, to $3.0 million in fiscal 1998 from $1.6 million in fiscal 1997.

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

UNAUDITED QUARTERLY OPERATING RESULTS

         The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended October 3, 1999, October 4, 1998 and September 28, 1997. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.


                                     Fiscal 1999 Quarter Ended            Fiscal 1998 Quarter Ended
                                ----------------------------------  ------------------------------------
                                Jan. 3,  Apr. 4,   Jul. 4,  Oct. 3, Dec. 28,  Mar. 29, Jun. 28,  Oct. 4,
                                 1999     1999      1999     1999     1997      1998     1998     1998
                               -------  -------   -------  -------  -------   -------  -------  -------
                                                   (in thousands)
Net revenue                    $89,245  $96,955   $120,739 $125,141  $53,664   $71,806  $75,149  $96,978
Cost of net revenue             70,187   74,402     88,189   94,558   40,339    54,786   54,405   74,341
                               -------  -------    -------  -------  -------   -------  -------  -------
Gross profit                    19,058   22,553     32,550   30,583   13,325    17,020   20,744   22,637
Selling, general and
 administrative expenses         8,871   10,684     16,951   12,814    6,146     8,148    9,333   10,286
                               -------  -------    -------  -------  -------   -------  -------  -------
Income from operations          10,187   11,869     15,599   17,769    7,179     8,872   11,411   12,351
Net interest (expense) income     (699)    (532)      (550)  (1,354)     (73)     (596)    (510)    (731)
                               --------  -------   --------  ------- -------    ------  -------   ------
Income before minority
interest and income tax expense  9,488   11,337     15,049   16,415    7,106     8,276   10,901   11,620
Minority interest                    -        -          -        -        -       203    1,194        -
                               -------  -------    -------  -------  --------  -------  -------  -------
Income before income
 tax expense                     9,488   11,337    15,049   16,415    7,106     8,073    9,707   11,620
Income tax expense               4,061    4,875     6,546    7,692    3,055     3,552    4,214    5,099
                               -------  -------   -------  -------  -------   -------  -------  -------
Net income                     $ 5,427  $ 6,462   $ 8,503  $ 8,723  $ 4,051   $ 4,521  $ 5,493  $ 6,521
                               =======  =======   =======  =======  =======   =======  =======  =======

                                     Fiscal 1997 Quarter Ended
                               ------------------------------------
                               Dec. 29, Mar. 30, Jun. 29,  Sep. 28,
                                 1996     1997     1997      1997
                               -------  -------  -------   ------
                                          (in thousands)
Net revenue                    $40,423  $43,914  $48,621   $57,833
Cost of net revenue             31,051   33,367   35,660    40,941
                               -------  -------  -------   -------
Gross profit                     9,372   10,547   12,961    16,892
Selling, general and
 administrative expenses         4,979    5,655    6,754     7,785
                               -------  -------  -------   -------
Income from operations           4,393    4,892    6,207     9,107
Net interest (expense) income       49       31        4      (104)
                               -------  -------  -------    ------
Income before minority
interest and income tax expense  4,442    4,923    6,211     9,003
Minority interest                    -        -        -         -
                               -------  -------  -------   -------
Income before income
 tax expense                     4,442    4,923    6,211     9,003
Income tax expense               1,846    2,051    2,567     3,859
                               -------  -------  -------   -------
Net income                     $ 2,596  $ 2,872  $ 3,644   $ 5,144
                               =======  =======  =======   =======


                                     Fiscal 1999 Quarter Ended            Fiscal 1998 Quarter Ended
                               -----------------------------------  -----------------------------------
                                Jan. 3,  Apr. 4,   Jul. 4,  Oct. 3, Dec. 28,  Mar. 29, Jun. 28,  Oct. 4,
                                 1999     1999      1999     1999     1997      1998     1998     1998
                               -------  -------   -------  -------  -------   -------  -------  -------
Net revenue                      100.0%   100.0%    100.0%   100.0%   100.0%    100.0%   100.0%   100.0%
Cost of net revenue               78.6     76.7      73.0     75.6     75.2      76.3     72.4     76.7
                               -------  --------  -------  -------  --------  -------  -------  --------
Gross profit                      21.4     23.3      27.0     24.4     24.8      23.7     27.6     23.3
Selling, general and
 administrative expenses          10.0     11.1      14.1     10.2     11.5      11.3     12.4     10.6
                               -------  --------  -------  -------  --------  -------  -------  --------
Income from operations            11.4     12.2      12.9     14.2     13.3      12.4     15.2     12.7
Net interest (expense) income     (0.8)    (0.5)     (0.4)    (1.1)    (0.1)     (0.9)    (0.7)    (0.7)
                               -------  --------  -------  -------  --------  -------  -------  --------
Income before minority
  interest and income tax         10.6     11.7      12.5     13.1     13.2      11.5     14.5     12.0
  expense
Minority interest                   -         -        -        -        -        0.3      1.6       -
                               -------  --------  -------  -------  --------  -------  -------  --------
Income before income
 tax expense                      10.6     11.7      12.5     13.1     13.2      11.2     12.9     12.0
Income tax expense                 4.5      5.0       5.5      6.1      5.7       4.9      5.6      5.3
                               -------  --------  -------  -------  --------  -------  -------  --------
Net income                         6.1%      6.7%     7.0%     7.0%     7.5%      6.3%     7.3%     6.7%
                               =======  ========  =======  =======  ========  =======  =======  ========


                                     Fiscal 1997 Quarter Ended
                               ------------------------------------
                               Dec. 29, Mar. 30, Jun. 29,  Sep. 28,
                                 1996     1997     1997      1997
                               -------  -------  -------   ------
Net revenue                      100.0%   100.0%   100.0%    100.0%
Cost of net revenue               76.8     76.0     73.3      70.8
                               -------  -------  --------  -------
Gross profit                      23.2     24.0     26.7      29.2
Selling, general and
 administrative expenses          12.3     12.9     13.9      13.5
                               -------  -------  --------  -------
Income from operations            10.9     11.1     12.8      15.7
Net interest (expense) income      0.1      0.1       -       (0.1)
                             - -------  -------  -------   --------
Income before minority
interest and income tax expense   11.0     11.2     12.8      15.6

Minority interest                   -        -        -         -
                               -------  -------  --------  ------
Income before income
 tax expense                      11.0     11.2     12.8      15.6
Income tax expense                 4.6      4.7      5.3       6.7
                               -------  -------  --------  -------
Net income                         6.4%     6.5%     7.5%      8.9%
                               =======  =======  ========  =======

LIQUIDITY AND CAPITAL RESOURCES

         We are currently in the process of refinancing our existing revolving credit facility, which must be reduced to $60.0 million on February 1, 2000, with a new senior secured credit facility in the amount of $150.0 million. In connection with this refinancing, we have signed a syndication mandate letter under which Banc of America LLC has agreed to form a syndicate of financial institutions, led by Bank of America, N.A., to provide the new facility. We expect that internally generated funds, our existing cash balances and availability under the new facility will be sufficient to meet our capital requirements through the end of fiscal 2000. However, no assurance can be given that we will successfully complete the refinancing. If we are unable to refinance our indebtedness, we will need to obtain alternate financing to reduce our existing facility and meet our fiscal 2000 capital needs.

         As of October 3, 1999, our working capital was $86.3 million, an increase of $9.3 million from $77.0 million on October 4, 1998, of which cash and cash equivalents totaled $8.2 million. In fiscal 1999, we augmented cash provided by operations with borrowings under our credit facility and proceeds from our secondary offering. In fiscal 1999, $30.3 million was provided by operating activities and $57.7 million was used in investing activities, of which $50.7 million was related to business acquisitions. In fiscal 1998, we used $6.6 million in operating activities and $41.3 million in investing activities, of which $37.8 million was related to business acquisitions. In both fiscal years 1999 and 1998, cash provided by/used in operating activities was effected by the structure of certain transactions. One of our acquisition structures is to assign accounts receivable to the former owners at the time of the transaction in lieu of cash consideration. This structure allows us to reduce our cash used in investing activities. However, cash must be invested in future periods to finance the working capital needs of the acquired company. In fiscal 1999, in the BCI and CAA acquisitions, accounts receivable in the aggregate amount of $19.4 million were assigned to the former owners. Collections on these receivables during fiscal 1999 totaled $9.3 million. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal 1999 could have been $39.6 million. In fiscal years 1997 and 1998, we acquired WAC and MPS utilizing this same structure. In fiscal 1997, we assigned $18.5 million in receivables to the former owners of WAC and in fiscal 1998, we assigned $8.0 million in receivables to the former owners of MPS. In fiscal 1998, cash collected on these assigned receivables totaled $10.3 million. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal 1998 could have been $3.7 million. Our capital expenditures during fiscal years 1999 and 1998 were approximately $7.0 million and $3.5 million, respectively. The expenditures were primarily for computer equipment and office expansion.

         We have a credit agreement with a bank (the "Credit Agreement") which, as of October 3, 1999, provided us with a revolving credit facility (the "Facility") of $85.0 million. On December 24, 1999, we amended the Credit Agreement to provide for a facility of $93.0 million. The Facility must be reduced to $60.0 million on February 1, 2000 and it matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 1999, maximum borrowings under the Facility were $65.0 million. At October 3, 1999, borrowings and standby letters of credit totaled $57.5 million and $1.5 million, respectively.

         We continuously evaluate the marketplace for strategic acquisition opportunities. Once an opportunity is identified, we examine the effect an acquisition may have on the business environment, as well as on our results of operations. We proceed with an acquisition if we determine that the acquisition is anticipated to have an accretive effect on future operations or could expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions.

         We believe our operations have not been and, in the foreseeable future, we do not expect to be materially adversely affected by inflation or changing prices.

RECENTLY ISSUED FINANCIAL STANDARDS

         In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which we adopted in fiscal 1999. The Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement and is displayed with the same prominence as other financial statements.

         In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which we adopted in fiscal year 1999. The Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

         In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the types of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. We will adopt this Statement in fiscal year 2001.

MARKET RISKS

      We currently utilize no material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term debt. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on December 15, 2000 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term debt based on anticipated payments within and beyond one year's period of time. We presently anticipate repaying $24.0 million of our long-term debt in fiscal 2000. As our facility matures in December 2000, we anticipate repaying the outstanding debt of $37.3 million by seeking an alternate financing arrangement. Assuming we pay our long-term debt in the amounts of $24.0 million, $24.0 million and $13.3 million for the next three years ratably throughout each year, we obtain financing arrangements with similar interest provisions, and our average interest rate on our long-term debt increases or decreases by one percentage point, our interest expense could increase or decrease by $0.5 million, $0.3 million and $0.1 million in fiscal 2000, 2001 and 2002, respectively. However there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner or obtain alternate financing. We could incur additional debt under this credit facility or our operating results could be worse than we expect.

YEAR 2000

         Since fiscal 1995, we have worked to resolve the potential impact of the year 2000 (Y2K) on our business operations and the ability of our computerized information systems to accurately process information that may be date-sensitive. Any of our programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.

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

         We established both a Y2K review committee and a Y2K action team. The purpose of the review committee was to develop and communicate our Y2K plan to achieve our Y2K compliance mission. The purpose of the action team was to identify, remediate and implement plans to resolve our Y2K related issues. Through the review committee and the action team, we assessed all issues we believe to have that relate to Y2K. We developed questionnaires regarding Y2K readiness used both internally and externally. We completed both our internal assessment and assessed the Y2K issues of our clients and vendors. Based on the information collected to date, we do not believe that our Y2K issues will have a material adverse impact on our financial position. We plan to continue to devote all resources required to resolve any significant Y2K issues that may arise in a timely manner.

STATE OF READINESS

         We began our risk assessment in 1995. Since that time we have procured and implemented certain accounting and financial reporting systems as well as contract administration and billing systems that have been certified as Y2K compliant by our vendors. At the end of fiscal 1998, approximately 72% of our gross revenue was recognized on these Y2K compliant systems. During fiscal 1999 we converted the remaining operating units to Y2K compliant systems. For the companies we acquired in fiscal 1999, we obtained warranties from the former owners regarding the companies' Y2K compliance. In all cases, we believe that our financial and accounting systems are Y2K compliant and we will not be materially impacted by the year 2000.

         We installed a Y2K compliant human resource information management system. We believe that our human resource management information systems are Y2K compliant and we will not be materially impacted by the year 2000.

         We have expended approximately $2.6 million on the procurement of these systems, the conversion of data from legacy systems to these systems, and on the implementation and testing of these systems.

RISKS

         We have extensive business with the Federal government. Should the Federal government, specifically the Department of Defense, experience significant business interruptions relating to Y2K compliance, we could be materially impacted. To the extent that other third parties upon which we rely, such as banking institutions, clients and vendors, are unable to address their Y2K issues in a timely manner, we could be materially impacted. We believe that the worst case scenario relating to Y2K would be an extensive period of time in which the Federal government and other third parties could not process payments promptly.

         We believe the risks associated with non-Y2K compliance include: (1) our inability to invoice and process payments, (2) our inability to produce accurate and timely financials, (3) the impact on our cash flow and working capital needs, (4) the impact on our profitability, and (5) our liability to third parties for not meeting contracted deliverables.

CONTINGENCY PLANS

         We currently do not have formal contingency plans for the failure of our financial and accounting systems or our human resource information management system.

         We maintain, as a matter of policy and practice, mitigation plans in the event of systems failure which includes regular backup of certain historical information on both electronic and paper mediums.

                          INDEPENDENT AUDITORS' REPORT


Tetra Tech, Inc.:

         We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of October 3, 1999 and October 4, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of October 3, 1999 and October 4, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1999 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Los Angeles, California
November 16, 1999 (except for Note 5, as to which the date is December 24, 1999)

                                TETRA TECH, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                     Oct. 3,             Oct. 4,
                                                                      1999                1998
                                                                  --------------     --------------
                                 ASSETS
Current Assets:
    Cash and cash equivalents..................................   $   8,189,000      $   4,889,000
    Accounts receivable - net..................................      91,376,000         68,834,000
    Unbilled receivables - net.................................      85,072,000         59,888,000
    Prepaid expenses and other current assets..................       7,174,000          4,955,000
    Deferred income taxes......................................       3,259,000          3,766,000
                                                                  --------------     --------------
       Total Current Assets....................................     195,070,000        142,332,000
                                                                  --------------     --------------
Property and Equipment:
    Equipment, furniture and fixtures..........................      39,488,000         25,616,000
    Leasehold improvements.....................................       3,343,000          1,348,000
                                                                  --------------     --------------
       Total...................................................      42,831,000         26,964,000
    Accumulated depreciation and amortization..................     (21,085,000)       (13,219,000)
                                                                  --------------     --------------
Property and Equipment - Net...................................      21,746,000         13,745,000
                                                                  --------------     --------------
Intangible Assets - Net........................................     160,686,000        108,638,000
Other Assets...................................................       2,976,000          1,895,000
                                                                  --------------     --------------
Total Assets...................................................   $ 380,478,000      $ 266,610,000
                                                                  ==============     ==============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable...........................................   $  32,570,000      $  24,027,000
    Accrued compensation.......................................      21,900,000         15,614,000
    Billings in excess of costs on uncompleted contracts.......       5,872,000            694,000
    Other current liabilities..................................      14,606,000          7,589,000
    Income taxes payable.......................................       9,809,000          3,294,000
    Current portion of long-term obligations...................      24,000,000         14,065,000
                                                                  --------------     --------------
       Total Current Liabilities...............................     108,757,000         65,283,000
                                                                  --------------     --------------
Long-term Obligations..........................................      37,289,000         33,546,000
                                                                  --------------     --------------
Commitments and Contingencies (Notes 8 and 10)

Stockholders' Equity:
    Preferred stock - authorized, 2,000,000 shares of $.01 par value; issued and outstanding 0 at October 3, 1999 and
      October 4, 1998..........................................              --                 --
    Exchangeable stock of a subsidiary.........................      13,239,000         15,411,000
    Common stock - authorized, 50,000,000 shares of $.01 par
      value; issued and outstanding 38,433,621 shares at
      October 3, 1999 and 35,788,250 shares at October 4, 1998.         384,000            357,000
    Additional paid-in capital.................................     127,978,000         87,495,000
    Accumulated other comprehensive income.....................        (802,000)                --
    Retained earnings..........................................      93,633,000         64,518,000
                                                                  --------------     --------------
Total Stockholders' Equity.....................................     234,432,000        167,781,000
                                                                  --------------     --------------
Total Liabilities and Stockholders' Equity.....................   $ 380,478,000      $ 266,610,000
                                                                  ==============     ==============

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                    Fiscal Year Ended
                                                   --------------------------------------------------
                                                        Oct. 3,          Oct. 4,         Sept. 28,
                                                         1999             1998             1997
                                                   ---------------   --------------    --------------
Revenue:
     Gross revenue..............................   $ 566,490,000     $ 382,934,000     $ 246,767,000
     Subcontractor costs........................     134,410,000        85,337,000        55,976,000
                                                   --------------    --------------    --------------
Net Revenue.....................................     432,080,000       297,597,000       190,791,000

Cost of Net Revenue.............................     327,336,000       223,871,000       141,019,000
                                                   --------------    --------------    --------------
Gross Profit....................................     104,744,000        73,726,000        49,772,000

Selling, General and Administrative Expenses....      49,320,000        33,913,000        25,173,000
                                                   --------------    --------------    --------------
Income From Operations..........................      55,424,000        39,813,000        24,599,000

Interest Expense................................       3,561,000         2,329,000           320,000
Interest Income.................................         426,000           419,000           300,000
                                                   --------------    --------------    --------------
Income Before Minority Interest and Income
   Tax Expense..................................      52,289,000        37,903,000        24,579,000

Minority Interest...............................              --         1,397,000                --
                                                  --------------     --------------    --------------
Income Before Income Tax Expense................      52,289,000        36,506,000        24,579,000

Income Tax Expense..............................      23,174,000        15,920,000        10,323,000
                                                   --------------    --------------    --------------
Net Income......................................   $  29,115,000     $  20,586,000     $  14,256,000
                                                   ==============    ==============    ==============
Basic Earnings Per Share........................   $        0.78     $        0.59     $        0.49
                                                   ==============    ==============    ==============
Diluted Earnings Per Share......................   $        0.74     $        0.56     $        0.46
                                                   ==============    ==============    ==============
Weighted Average Common Shares Outstanding:
      Basic.....................................      37,159,000        34,962,000        29,214,000
                                                   ==============    ==============    ==============
      Diluted...................................      39,550,000        36,488,000        30,820,000
                                                   ==============    ==============    ==============

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   FISCAL YEARS ENDED OCTOBER 3, 1999, OCTOBER 4, 1998 AND SEPTEMBER 28, 1997

                                                                                                           ACCUMULATED
                                   EXCHANGEABLE STOCK        COMMON STOCK       ADDITIONAL                    OTHER
                                 ----------------------  --------------------    PAID-IN       RETAINED   COMPREHENSIVE
                                    SHARES      AMOUNT     SHARES     AMOUNT     CAPITAL       EARNINGS   INCOME/(LOSS)   TOTAL
                                 ----------  ----------  ----------  --------  ------------  -----------  ------------  -----------
BALANCE, SEPTEMBER 29, 1996
  as previously reported.......         --   $       --  22,073,440  $221,000  $ 33,372,000  $29,676,000  $      --      $63,269,000
    Five-for-four common stock
      split (see Note 6).......                           5,518,360    55,000       (55,000)                                     --
                                 ---------   ----------  ----------   -------  ------------  -----------  ----------   ------------
BALANCE, SEPTEMBER 29, 1996....         --           --  27,591,800   276,000    33,317,000   29,676,000         --      63,269,000
    Net income and
      comprehensive income.....                                                               14,256,000                 14,256,000
    Shares issued in
      acquisitions.............                           4,299,163    43,000    27,007,000                              27,050,000
    Stock options exercised....                             282,436     3,000     1,307,000                               1,310,000
    Shares issued in Employee
      Stock Purchase Plan......                             192,624     2,000     1,280,000                               1,282,000
    Tax benefit for
      disqualifying
      dispositions of stock
      options..................                                                     474,000                                 474,000
                                 ---------  -----------  ----------   -------  ------------  -----------  ---------    ------------
BALANCE, SEPTEMBER 28, 1997....         --           --  32,366,023   324,000    63,385,000   43,932,000         --     107,641,000
     Net income and
       comprehensive income....                                                               20,586,000                 20,586,000
     Shares issued in
       acquisitions............    920,354   15,411,000     432,435     4,000     5,520,000                              20,935,000
     Stock options exercised...                             440,331     4,000     2,613,000                               2,617,000
     Shares issued in Employee
       Stock Purchase Plan ....                             144,431     1,000     1,505,000                               1,506,000
     Preferred shares converted
       to common...............                           2,405,938    24,000    13,502,000                              13,526,000
     Tax benefit for
       disqualifying
       dispositions of stock
       options ................                                                     977,000                                 977,000
     Payment for fractional
       shares..................                                (908)                 (7,000)                                 (7,000)
                                 ---------  -----------  ----------  --------  ------------  -----------  ---------    -------------
BALANCE, OCTOBER 4, 1998 ......    920,354   15,411,000  35,788,250   357,000    87,495,000   64,518,000         --     167,781,000
     Comprehensive income:
       Net income .............                                                               29,115,000                 29,115,000
       Foreign currency
        translation adjustment.                                                                            (802,000)       (802,000)
                                                                                                                       -------------
        Comprehensive income...                                                                                          28,313,000
                                                                                                                       -------------
     Shares issued in secondary
        offering...............                           1,250,000    12,000    22,159,000                              22,171,000
     Shares issued in
       acquisitions............                             787,051     8,000    11,563,000                              11,571,000
     Stock options exercised...                             289,972     3,000     1,920,000                               1,923,000
     Shares issued in Employee
       Stock Purchase Plan.....                             156,361     2,000     2,220,000                               2,222,000
     Exchangeable shares of a
       subsidiary exchanged
       for common shares.......   (129,712)  (2,172,000)    162,140     2,000     2,170,000                                     --
     Tax benefit for
       disqualifying
       dispositions of stock
       options.................                                                     473,000                                 473,000
     Payment for fractional
       shares..................                                (153)                (22,000)                                (22,000)
                                 ---------  -----------  ----------  --------  ------------  -----------  ---------    -------------
BALANCE, OCTOBER 3, 1999.......   790,642   $13,239,000  38,433,621  $384,000  $127,978,000  $93,633,000  $(802,000)   $234,432,000
                                 =========  ===========  ==========  ========  ============  ===========  =========    ============

          See accompanying Notes to Consolidated Financial Statements.

                                                 TETRA TECH, INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Fiscal Year Ended
                                                                   ---------------------------------------------
                                                                      Oct. 3,         Oct. 4,        Sept. 28,
                                                                       1999            1998            1997
                                                                   ------------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ...................................................  $ 29,115,000     $20,586,000     $14,256,000
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
        Depreciation and amortization............................    12,708,000       6,595,000       4,411,000
        Deferred income taxes....................................      (211,000)     (2,899,000)      1,490,000
        Provision for losses on receivables......................      (667,000)       (334,000)        (56,000)
   Changes in operating assets and liabilities, net of effects of acquisitions:
        Accounts receivable......................................     4,713,000     (23,262,000)     (3,617,000)
        Unbilled receivables.....................................   (13,727,000)    (11,502,000)     (8,037,000)
        Prepaid expenses and other current assets................       998,000      (1,375,000)      1,823,000
        Accounts payable.........................................    (8,306,000)     10,203,000      (3,551,000)
        Accrued compensation.....................................      (935,000)        (32,000)     (3,909,000)
        Other current liabilities................................     3,973,000      (6,548,000)     (1,412,000)
        Income taxes payable.....................................     2,597,000       1,948,000        (254,000)
                                                                   ------------     -----------     ------------
            Net Cash Provided By (Used In) Operating Activities..    30,258,000      (6,620,000)      1,144,000
                                                                   ------------     ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures..........................................    (7,040,000)     (3,511,000)     (2,640,000)
   Proceeds from sale of property and equipment..................            --              --          44,000
   Payments for business acquisitions, net of cash acquired......   (50,655,000)    (37,778,000)     (1,237,000)
                                                                   -------------    ------------    ------------
            Net Cash Used In Investing Activities................   (57,695,000)    (41,289,000)     (3,833,000)
                                                                   -------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term obligations.............................   (67,605,000)    (39,580,000)     (6,797,000)
   Proceeds from issuance of long-term obligations...............    72,841,000      76,000,000      13,000,000
   Proceeds from issuance of common stock........................    26,576,000       4,116,000       2,619,000
                                                                   ------------     -----------     -----------
            Net Cash Provided By Financing Activities............    31,812,000      40,536,000       8,822,000
                                                                   ------------     -----------     -----------
Effect of Rate Changes on Cash...................................    (1,075,000)             --              --
                                                                   ------------     -----------     -----------
Net Increase (Decrease) in Cash and Cash Equivalents.............     3,300,000      (7,373,000)      6,133,000
Cash and Cash Equivalents at Beginning of Year...................     4,889,000      12,262,000       6,129,000
                                                                   ------------     -----------     -----------
Cash and Cash Equivalents at End of Year.........................  $  8,189,000     $ 4,889,000     $12,262,000
                                                                   ============     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest...................................................  $  3,524,000     $ 2,129,000     $   309,000
                                                                   ============     ===========     ===========
      Income taxes...............................................  $ 20,067,000     $17,195,000     $ 9,407,000
                                                                   ============     ===========     ===========

                                   (Continued)


                                      17

                                                                                    Fiscal Year Ended
                                                                    ---------------------------------------------
                                                                       Oct. 3,         Oct. 4,        Sept. 28,
                                                                        1999            1998            1997
                                                                    ------------     -----------     -----------

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
   In fiscal 1999, the Company purchased all of the capital
     stock of McCulley, Frick & Gilman, Inc., Collins/Pina
     Consulting Engineers, Inc., D.E.A. Construction Company,
     BAHA Communications, Inc., Utilities & C.C., Inc., ASL
     Consultants, Inc., Cosentini Associates, Evergreen Utility
     Contractors, Inc., Continental Utility Contractors, Inc.,
     Gig Harbor Construction, Inc. and PDR Engineers, Inc.
     In conjunction with these acquisitions,
     liabilities were assumed as follows:
          Fair value of assets acquired..........................  $110,616,000
          Cash paid..............................................   (52,275,000)
          Issuance of common stock...............................   (11,571,000)
          Purchase price payable                                       (282,000)
          Other acquisition costs................................      (965,000)
                                                                   -------------
              Liabilities assumed................................  $ 45,523,000
                                                                   ============

In fiscal 1998, the Company purchased all of the capital stock of
     C.D.C. Engineering, Inc., McNamee, Porter & Seeley, Inc. and
     the Sentrex Group of Companies. The Company also purchased certain assets of Brown & Root, Inc. and Halliburton
     Corporation. In conjunction with these acquisitions,
     liabilities were assumed as follows:
          Fair value of assets acquired..........................                   $ 80,209,000
          Cash paid..............................................                    (38,348,000)
          Issuance of common and exchangeable stock..............                    (20,935,000)
          Other acquisition costs................................                       (985,000)
                                                                                    -------------
              Liabilities assumed................................                   $ 19,941,000
                                                                                    ============

In fiscal 1997, the Company purchased all of the capital stock of
     IWA Engineers, FLO Engineering, Inc., SCM Consultants, Inc.,
     Whalen & Company, Inc., Whalen Service Corps Inc. and
     CommSite Development Corporation. In conjunction with these acquisitions, liabilities were assumed as follows:
          Fair value of assets acquired..........................                                   $ 66,386,000
          Cash paid..............................................                                     (8,811,000)
          Purchase price payable.................................                                       (729,000)
          Issuance of common and preferred stock.................                                    (40,577,000)
          Other acquisition costs................................                                     (2,111,000)
                                                                                                    -------------
              Liabilities assumed................................                                   $ 14,158,000
                                                                                                    ============

                                   (Concluded)

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FISCAL YEARS ENDED OCTOBER 3, 1999,
                     OCTOBER 4, 1998 AND SEPTEMBER 28, 1997

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

         PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiary Tetra Tech Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

         FISCAL YEAR - The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 1999 and 1997 contained 52 weeks. Fiscal year 1998 contained 53 weeks.

         CONTRACT REVENUE AND COSTS - In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenue and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

         Selling, general and administrative costs are expensed in the period incurred.

         Net revenue under Federal government contracts and subcontracts accounted for approximately 39.1%, 48.7% and 52.3%, of net revenue for the years ended October 3, 1999, October 4, 1998 and September 28, 1997, respectively.

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

         Intangible assets as of October 3, 1999 and October 4, 1998 consist principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of October 3, 1999 and October 4, 1998 was $11.0 million and $6.5 million, respectively.

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

         EARNINGS PER SHARE - Due to the Company's complex capital structure, the Company presents both basic and diluted Earnings Per Share (EPS). Basic EPS excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary, the weighted average number of shares of redeemable preferred stock and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable share for share for the Company's common stock on a 1.25 to one basis. The redeemable preferred stock had voting and dividend rights substantially similar to those of common. The redeemable preferred stock outstanding at September 28, 1997 was converted to common stock during the fiscal year ended October 4, 1998. Basic and diluted EPS reflect, on a retroactive basis, a 5-for-4 stock split effected in the form of a 25% stock dividend, wherein one additional share of stock was issued on June 15, 1999 for each four shares outstanding as of the record date of May 14, 1999.

         FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash and cash equivalents, accounts receivable, unbilled receivables and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility and other long-term debt approximates fair value because the interest rates are based upon variable reference rates.

         CONCENTRATION OF CREDIT RISK - Financial instruments which subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 3, 1999, approximately 25.5% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

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

         ACCOUNTING PRONOUNCEMENTS - In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME which the Company adopted in fiscal year 1999. The Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

         In June 1997, the FASB issued SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION which the Company adopted in fiscal year 1999. The Statement establishes standards for the way that public business enterprises report information about operating segments as well as related disclosures about products and services, geographic areas, and major clients. The Statement also requires that a public business report descriptive information about the way that the operating segments were determined, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

         In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the types of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. The Company has not yet completed its analysis of the effect of SFAS No. 133 on its financial statements. The Company will adopt this Statement in fiscal year 2001.

2.       MERGERS AND ACQUISITIONS

         On December 11, 1996, the Company acquired 100% of the capital stock of IWA Engineers (IWA), an architecture and engineering firm providing a wide range of planning, engineering, and design capabilities in water, wastewater, and facility design, and serving state and local government and private clients. The purchase was valued at approximately $1,632,000, consisting of cash and 149,491 shares of Company common stock, as adjusted based upon IWA's net asset value on December 29, 1996 as described in the related purchase agreement.

         On December 18, 1996, the Company acquired 100% of the capital stock of FLO Engineering, Inc. (FLO), a consulting and engineering firm specializing in water resource engineering involving hydraulic engineering and hydrographic data collection. The purchase was valued at approximately $724,000, consisting of cash and 62,715 shares of Company common stock, as adjusted based upon FLO's net asset value on December 29, 1996 as described in the related purchase agreement.

         On March 20, 1997, the Company acquired 100% of the capital stock of SCM Consultants, Inc. (SCM), a consulting and engineering firm providing design of irrigation, water and wastewater systems, as well as facility and infrastructure engineering services, to state and local government, private and industrial clients. The purchase was valued at approximately $2,431,000, consisting of cash and 308,706 shares of Company common stock, as adjusted based upon SCM's net asset value on March 30, 1997 as described in the related purchase agreement.

         On June 11, 1997, the Company acquired 100% of the capital stock of Whalen & Company, Inc. and Whalen Service Corps Inc. (collectively, WAC). WAC, a wireless telecommunications firm, provides a full range of wireless telecommunications site development services for PCS, cellular, ESMR, air-to-ground, microwave, paging, fiber optic and switching centers technology. The purchase has been valued at approximately $41,738,000 consisting of cash and 5,687,187 shares of Company common stock. Initially, the Company issued 1,231,840 shares of redeemable preferred stock. The shares of redeemable preferred stock were subsequently converted into common stock. The common and preferred stock were issued in a private placement and had a combined value of $31,972,000. On the business day prior to the merger, WAC distributed to its stockholders (i) cash in the amount of $4,138,000 and (ii) accounts receivable having a net value of $18,456,000.

         On July 11, 1997, the Company acquired 100% of the capital stock of CommSite Development Corporation (CDC), a wireless telecommunications site development service firm. The purchase has been valued at approximately $5,702,000 consisting of cash and 496,997 shares of Company common stock, as adjusted based on CDC's net asset value on July 11, 1997 as described in the related purchase agreement.

         On December 31, 1997, the Company acquired, through its wholly-owned subsidiary Tetra Tech NUS, Inc., the assets of certain environmental services businesses of Brown & Root, Inc. and Halliburton Corporation, both of which are subsidiaries of Halliburton Company (collectively, NUS). NUS provides consulting, engineering and design services for the environmental remediation of contaminated air, water and soil conditions. The purchase price was valued at approximately $25.2 million, as adjusted, and consisted of cash.

         On March 2, 1998, Whalen Service Corps Inc. (WSC) agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation to provide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries. The agreement required the purchase of certain assets of TANCO LLC from ANTEC Corporation for a price in cash of approximately $0.3 million. WSC initially held a 51% majority interest in Whalen/Sentrex LLC, a California limited liability company while LAL Corp. held the remaining 49% minority interest.

         On March 26, 1998, the Company acquired 100% of the capital stock of C.D.C. Engineering, Inc. (CDE), a consulting and engineering firm specializing in civil engineering, transportation engineering, structural engineering and land surveying. The purchase was valued at approximately $1.5 million, consisting of cash and 88,825 shares of Company common stock.

         On July 8, 1998, the Company acquired 100% of the capital stock of McNamee, Porter & Seeley, Inc. (MPS), a provider of engineering services with expertise in the areas of water, industrial wastewater and process controls. The purchase was valued at approximately $14.9 million, consisting of cash and 343,610 shares of Company common stock. Simultaneously with the acquisition, MPS assigned to its former owners accounts receivable having a net value of $8.0 million.

         On September 22, 1998, the Company acquired, through its majority-owned subsidiary Tetra Tech Canada Ltd. (TtC), 100% of the capital stock of 1056584 Ontario Limited, 1056585 Ontario Limited, Ventrure Cable Limited, Cen-Comm Communication, Inc., Sentrex Electronics, Inc. and LAL Corp., (collectively, the Sentrex Group of Companies (SGOC)), providers of engineering and technical services to the cable television, telephony and data networking industries. The purchase was valued at approximately $19.2 million, consisting of cash and 920,354 shares of TtC exchangeable stock. The TtC exchangeable stock is exchangeable, share for share, subject to adjustment, for Company common stock as described in the related purchase agreement. Upon completion of the SGOC acquisition, the Company beneficially owns 100% of Whalen/Sentrex LLC.

         On January 4, 1999, the Company merged CDC into WAC. The Company believes this combination strengthens its geographic presence in Northern California.

         On February 26, 1999, the Company acquired 100% of the capital stock of McCulley, Frick & Gilman, Inc. (MFG), a provider of professional environmental science and consulting services to private-sector clients. The purchase was valued at approximately $8.1 million, as adjusted, consisting of cash and 237,413 shares of Company common stock of which, 5,923 shares were issued in October 1999 pursuant to the purchase price adjustment clause in the related purchase agreement.

         On May 7, 1999, the Company acquired 100% of the capital stock of Collins/Pina Consulting Engineers, Inc. (CPC), a provider of consulting engineering and related services primarily in the state of Arizona. The purchase was valued at approximately $2.7 million, as adjusted, consisting of cash and 4,938 shares of Company common stock.

         On May 19, 1999, the Company acquired 100% of the capital stock of D.E.A. Construction Company (DCC), a provider of engineering and network infrastructure services for cable television and fiber optic telephone networks including design and construction and maintenance capabilities of communications and information transport systems. The purchase was valued at approximately $15.5 million, as adjusted, consisting of cash.

         On May 21, 1999, the Company acquired 100% of the capital stock of BAHA Communications, Inc. (BCI), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.6 million, consisted of 176,168 shares of Company common stock, and is subject to a purchase price and purchase allocation adjustment based on the final determination of BCI's net asset value as of June 30, 1999. Of the 176,168 shares of Company common stock, 29,272 shares are being held in escrow as contingent consideration until July 31, 2000 and will be released dependent upon BCI's operational performance, as specified in the related escrow agreement, during the previous 12-month period. Simultaneously with the acquisition, BCI assigned to its former owners accounts receivable having a net value of $1.0 million.

         On June 18, 1999, the Company acquired 100% of the capital stock of Utilities & C.C., Inc. (UCC), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.2 million, as adjusted, consisting of 144,482 shares of Company common stock of which, 6,552 shares were issued in October 1999 pursuant to the purchase price adjustment clause in the related purchase agreement.

         On June 25, 1999, the Company acquired 100% of the capital stock of ASL Consultants, Inc. (ASL), a provider of water and wastewater treatment, transportation, and other engineering services. The purchase was valued at approximately $10.1 million, consisting of cash, and is subject to a purchase price and purchase allocation adjustment based upon the final determination of ASL's net asset value as of July 2, 1999.

         On June 30, 1999, the Company acquired 100% of the capital stock of L.M.W. Associates, Inc., Cosentini Associates, Inc. and Cobin, Inc., and 100% of the limited liability partnership interests of

Cosentini Associates IL LLP, Cosentini Associates MA LLP, Cosentini Associates DC LLP and Cosentini Associates FL LLP (collectively, CAA). The purchase was valued at approximately $5.3 million, consisting of cash, and is subject to a purchase price and purchase allocation adjustment based upon the final determination of CAA's net asset value as of June 30, 1999.
Simultaneously with the acquisition, CAA assigned to its former owners accounts receivable having a gross value of $18.4 million.

         On August 3, 1999, the Company merged its wholly-owned subsidiaries, Simons Li & Associates, Inc. (SLA), IWA, FLO, and CDE into a single operating division of the Company. The Company believes this combination provides synergy and cohesiveness for the combined group.

         On August 4, 1999, the Company merged its wholly owned-subsidiary Integration Technologies, Inc. (IT) into its newly acquired wholly-owned subsidiary, DCC. IT and DCC provide substantially similar services to the same client in similar markets. The Company believes this combination provides a stonger market position.

         On September 3, 1999, the Company acquired 100% of the capital stock of PDR Engineers, Inc. (PDR), a provider of engineering consulting services to Federal, state and local government and private-sector clients. The purchase was valued at approximately $6.6 million, consisting of cash and 236,525 shares of Company common stock, and is subject to a purchase price and purchase allocation adjustment based upon the final determination of PDR's net asset value as of September 3, 1999.

         On October 2, 1999, the Company acquired 100% of the capital stock of Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively, EUC), a provider of engineering and network services for cable TV and fiber optic networks in the Pacific Northwest Region of the U.S. The purchase was valued at approximately $11.8 million, consisting of cash, and is subject to a purchase price and purchase allocation adjustment based upon the final determination of EUC's net asset value as of October 2, 1999.

         All of the acquisitions above have been accounted for as purchases and accordingly, the purchase prices of the businesses acquired have been allocated to the assets and liabilities acquired based upon their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets - Net in the accompanying consolidated balance sheets. The Company values stock exchanged in acquisitions based on extended restriction periods and economic factors specific to the Company's circumstances. During fiscal 1998 and 1999, stock exchanged in acquisitions was discounted by 15.0%. During fiscal 1997, the discount on stock exchanged in acquisitions ranged from 16% to 28%. The results of operations of each of the companies acquired have been included in the Company's financial statements from the effective acquisition dates.

         The effect of unaudited pro forma operating results of the SGOC and CDE acquisitions, had they been acquired on September 29, 1997, is not material.

         The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired EUC, PDR, CAA, ASL, UCC, BCI, DCC, CPC, MFG, MPS and NUS on September 29, 1997:

                                                                                Fiscal Year Ended
                                                               -------------------------------------------------------
                                                                    Oct. 3, 1999                 Oct. 4, 1998
                                                               --------------------------  ---------------------------
Gross revenue                                                      $     660,815,000            $     558,727,000
Income before income tax expense                                          58,996,000                   48,269,000
Net income                                                                32,861,000                   22,275,000
Basic earnings per share                                           $            0.88            $            0.62
Diluted earnings per share                                                      0.82                         0.59
Weighted average common shares outstanding:
     Basic                                                                37,559,000                   36,019,000
     Diluted                                                              39,950,000                   37,545,000

3.       ACCOUNTS RECEIVABLE

         Accounts receivable consisted of the following at October 3, 1999 and October 4, 1998:

                                                                             Oct. 3, 1999       Oct. 4, 1998
                                                                           ---------------    ---------------
        Billed accounts receivable....................................     $    95,465,000    $    71,745,000
                                                                           ---------------    ---------------

        Unbilled accounts receivable:
             Billable amounts not invoiced, amounts billable at
                stipulated stages of completion of contract work,
                and unbilled amounts pending negotiation or
                receipt of contract modifications.....................          84,230,000         58,384,000
             Costs and fee retention billable upon audit of total
                contract costs .......................................           5,282,000         11,278,000
                                                                           ---------------    ---------------

        Total unbilled accounts receivable ...........................          89,512,000         69,662,000
                                                                           ---------------    ---------------

        Allowance for uncollectible accounts:
             Allowance for doubtful accounts..........................          (4,089,000)        (2,911,000)
             Allowance for disallowed costs ..........................          (4,440,000)        (9,774,000)
                                                                           ---------------    ---------------

        Total allowance for uncollectible accounts...................           (8,529,000)       (12,685,000)
                                                                           ---------------    ---------------

        Total ........................................................     $   176,448,000    $   128,722,000
                                                                           ===============    ===============

         The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. The Company's contracts with the Federal government are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audit, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, except for disallowances of acquired receivables as further described. There can be no assurance that DCAA audits will not result in material cost disallowances in the future.

         On September 15, 1995, the Company acquired Tetra Tech EM Inc. (EMI). EMI likewise contracts with the Federal government. At the time of acquisition, audits had not been performed for years beyond 1986 and reserves for disallowances relating to those unaudited years were adjusted to reflect the estimated ultimate disallowances relating to those receivables. As of September 1999, audits and negotiations relating to the EMI contracts for years 1987 through 1995 were complete, and cost disallowances as a result of these audits totaled approximately $4.4 milllion. Beyond the $4.4 million in cost disallowances, there remains uncollected receivables of approximately
$2.1 million. Although it has been determined that the Company is entitled to these payments, collectibility of such amounts cannot be assured as each Federal agency must obtain separate funding approval. The reserves established for these receivables exceeded the disallowances and the uncollected amounts by $1.75 million. Accordingly, this excess was taken into income during fiscal 1999.

         Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, plus a general allowance for other amounts for which some potential loss is determined to be probable based on current events and circumstances. Given the above, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

         As of October 3, 1999, the Company has approximately $5.3 million under retainage provisions of contracts and approximately $1.7 million of accounts receivable which may not be realized within one year.

4.       INCOME TAXES

         Income tax expense for the years ended October 3, 1999, October 4, 1998 and September 28, 1997 consisted of the following:

                                                                       Fiscal Year Ended
                                                  -------------------------------------------------------
                                                        Oct. 3,             Oct. 4,             Sept. 28,
                                                         1999                1998                 1997
                                                  --------------      --------------       --------------
    Current:
       Federal............................        $  18,763,000       $  15,284,000        $   9,220,000
       State..............................            4,661,000           3,535,000            2,291,000
    Deferred .............................             (250,000)         (2,899,000)          (1,188,000)
                                                  --------------      --------------       --------------
    Total income tax expense..............        $  23,174,000       $  15,920,000        $  10,323,000
                                                  ==============      ==============       ==============

         Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:


                                                                          Oct. 3,           Oct. 4,
                                                                           1999              1998
                                                                      --------------     --------------
    Allowance for doubtful accounts.............................      $   1,787,000      $   3,662,000
    Cash to accrual.............................................         (1,119,000)        (1,250,000)
    Accrued vacation............................................          2,189,000          1,247,000
    State taxes.................................................          1,477,000          1,038,000
    Prepaid expense.............................................           (307,000)          (632,000)
    Depreciation................................................         (1,047,000)          (299,000)
    Other.......................................................            279,000                 --
                                                                      -------------      -------------
    Net deferred income tax asset...............................      $   3,259,000      $   3,766,000
                                                                      =============      =============

         Total income tax expense was different than the amount computed by applying the federal statutory rate as follows:

                                                                         Fiscal Year Ended
                                           ------------------------------------------------------------------------
                                                 Oct. 3, 1999             Oct. 4, 1998            Sept. 28, 1997
                                           ------------------------ ------------------------- ---------------------

                                               Amount         %         Amount          %         Amount        %
                                           ------------- --------   -------------  --------   ------------ --------
Tax at federal statutory rate..........    $  18,301,000    35.0%   $  12,777,000     35.0%   $  8,603,000    35.0%
State taxes, net of federal benefit....        2,719,000     5.2        1,898,000      5.2       1,348,000     5.5
Goodwill...............................        1,434,000     2.7          990,000      2.7         528,000     2.1
Other..................................          720,000     1.4          255,000      0.7        (156,000)   (0.6)
                                           ------------- --------   -------------  --------   ------------ --------
Total income tax expense...............    $  23,174,000    44.3%   $  15,920,000     43.6%   $ 10,323,000    42.0%
                                           ============= ========   =============  ========   ============ ========

5.       LONG-TERM OBLIGATIONS

         The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. At October 3, 1999, the Credit Agreement provided a revolving credit facility of $85.0 million. On December 24, 1999, the Company amended the Credit Agreement to provide a revolving credit facility of $93.0 million. The facility must be reduced to $60.0 million on February 1, 2000 and matures on December 15, 2000 or earlier at the discretion of the Company upon payment in full of loans and other obligations.

         Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings under the Credit Agreement at October 3, 1999 was 6.58%.

         Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of 12 of the Company's subsidiaries.

         The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, capital expenditures, creation of liens, and dividends on capital stock (other than stock dividends). For the fiscal year ended October 3, 1999, the Company exceeded its capital expenditure limitation by $0.04 million. The bank provided a waiver for this covenant.

         As of October 3, 1999, outstanding borrowings totaled $57.5 million and standby letters of credit totaled $1.5 million.

         At October 3, 1999, approximately $3.8 million of additional debt existed from acquired companies. Of this amount, $2.5 million was paid on October 6, 1999. The weighted average interest rate on these outstanding borrowings at October 3, 1999 was 8.88%. It is the Company's intention to pay the remainder of this debt in fiscal 2000 and terminate all such agreements.

6.       STOCKHOLDERS' EQUITY

         On June 15, 1999, the Company paid a five-for-four split of the Company's common stock, effected in the form of a 25% stock dividend, to the stockholders of record on May 14, 1999. All agreements concerning stock options and other commitments payable in shares of the Company's common stock are affected by the five-for-four split. All references to number of shares (except shares authorized), stock options, share prices and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

         In February 1999, the Company, along with certain selling stockholders, offered a total of 3,968,750 shares of its common stock through a public offering. The Company offered 1,250,000 shares and received approximately $22.2 million in net proceeds which were used for the partial repayment of outstanding indebtedness under the Company's revolving credit facility.

         In connection with the SGOC acquisition, the Company issued 920,354 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company causing to be delivered to such holder one share of the Company's common stock for each Exchangeable Share presented and surrendered, plus (b) a dividend amount or dividend shares, if any. The Exchangeable Shares cannot be put back to the Company for cash.

         Pursuant to the Company's 1989 Stock Option Plan, key employees may be granted options to purchase an aggregate of 1,192,090 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. All options granted to date by the Company have been at 100% of the market value as determined by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

         The Company also has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase an aggregate of 5,761,718 shares of the Company's common stock at prices not less than the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

         Pursuant to the Company's 1992 Non-employee Director Plan, non-employee directors may be granted options to purchase an aggregate of 143,047 shares of the Company's common stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

         The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, an aggregate of 1,098,632 shares may be issued pursuant to the exercise of Purchase Rights. The maximum amount that an employee can contribute during a Purchase Right Period is $4,000, and the minimum contribution per payroll period is $25.

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

         During the three years in the period ended October 3, 1999, option activity was as follows:


                                                                     Number            Weighted Average
                                                                   of  Options          Exercise Price
                                                                   ------------        ----------------
            Balance, September 29, 1996.....................          2,461,556           $   6.16
                 Granted....................................            953,365              10.05
                 Exercised..................................           (282,435)              4.64
                 Cancelled..................................           (209,518)              7.70
                                                                    ------------

            Balance, September 28, 1997.....................          2,922,968               7.46
                 Granted....................................            711,957              13.51
                 Exercised..................................           (440,331)              5.94
                 Cancelled..................................           (234,007)             10.09
                                                                    ------------

            Balance, October 4, 1998........................          2,960,587               8.94
                 Granted....................................            899,284              16.51
                 Exercised..................................           (289,972)              6.63
                 Cancelled..................................           (189,386)             11.02
                                                                   ------------

            Outstanding at October 3, 1999..................          3,380,513          $   11.27
                                                                   ------------
                                                                   ------------

            Exercisable at October 3, 1999..................          1,676,411          $    7.78
                                                                   ------------
                                                                   ------------

         The following table summarizes information concerning currently outstanding and exercisable options:

                                              Options Outstanding                      Options Exercisable
                                -----------------------------------------------     -----------------------------
                                                   Weighted
                                                   Average          Weighted                            Weighted
                                                  Remaining          Average                            Average
         Range of Exercise        Number         Contractual        Exercise           Number           Exercise
               Price            Outstanding          Life              Price        Exercisable           Price
         ------------------     -----------    ---------------     ------------     -----------        --------
           $0.55 -   $0.75           10,531              1.03       $     0.70            10,531       $     0.70
           $0.94 -   $0.94           24,554              1.75             0.94            24,554             0.94
           $2.56 -   $3.82          108,606              3.14             3.47           108,606             3.47
           $4.27 -   $6.31          600,932              4.77             5.24           600,932             5.24
           $7.10 -  $10.43        1,142,851              6.87             9.44           728,124             9.29
          $11.01 -  $16.50          874,488              8.58            13.88           203,664            13.38
          $16.56 -  $20.63          618,551              9.40            18.78                --               --
                               ------------       -----------       ----------       -----------       ----------
                                  3,380,513              7.23       $    11.27         1,676,411       $     7.78
                               ============       ===========       ==========       ===========

         The Company applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma net income and earnings per share had the Company accounted for stock options issued to employees in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, are as follows:


                                                                            Fiscal Year Ended
                                                   -----------------------------------------------------------------
                                                        Oct. 3, 1999          Oct. 4, 1998         Sept. 28, 1997
                                                   -------------------   -------------------   ------------------
Net income-as reported..............................   $    29,115,000       $    20,586,000       $    14,256,000
Net income-pro forma................................        27,004,000            18,945,000            13,091,000
Basic earnings per share-as reported................   $          0.78       $          0.59       $          0.49
Diluted earnings per share-as reported..............              0.74                  0.56                  0.46
Basic earnings per share-pro forma..................              0.73                  0.54                  0.45
Diluted earnings per share-pro forma................              0.68                  0.52                  0.42

         The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 1999, 1998 and 1997 are $6.59, $4.90 and $3.30, respectively. The following assumptions were used in completing the model:


                                                                            Fiscal Year Ended
                                                   -----------------------------------------------------------------
                                                        Oct. 3, 1999          Oct. 4, 1998         Sept. 28, 1997
                                                   -------------------   -------------------   ------------------
Dividend yield......................................              0.0%                  0.0%                  0.0%
Expected volatility.................................             42.2%                 42.5%                 40.5%
Risk-free rate of return, annual....................              6.4%                  6.4%                  6.4%
Expected life.......................................         3.26 yrs.             3.11 yrs.             2.76 yrs.

7.       EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:


                                                                                  Fiscal Year Ended
                                                                 -----------------------------------------------
                                                                      Oct. 3,          Oct. 4,         Sept. 28,
                                                                       1999             1998             1997
                                                                 ---------------  ---------------   ------------
Numerator--
   Net income...............................................     $    29,115,000  $    20,586,000  $    14,256,000
                                                                 ---------------  ---------------  ---------------

Denominator--
     Denominator for basic earnings per share--
        weighted average shares.............................          37,159,000       34,962,000       29,214,000

   Effect of dilutive securities:
        Stock options.......................................           1,320,000        1,300,000          886,000
        Redeemable preferred stock..........................                  --          189,000          720,000
        Exchangeable stock of a subsidiary..................           1,071,000           37,000               --
                                                                  --------------   --------------   --------------
   Dilutive potential common shares.........................           2,391,000        1,526,000        1,606,000

     Denominator for diluted earnings per share--
        adjusted weighted average shares and
          assumed conversions...............................          39,550,000       36,488,000       30,820,000
                                                                 ===============  ===============  ===============

Basic earnings per share....................................      $         0.78   $         0.59   $         0.49
                                                                 ===============  ===============  ===============

Diluted earnings per share..................................      $         0.74   $         0.56   $         0.46
                                                                 ===============  ===============  ===============

8.       LEASES

         The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $20.6 million, $13.4 million and $10.2 million for the fiscal years ended October 3, 1999, October 4, 1998 and September 28, 1997, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:


             2000.......................................................................    $    21,979,000
             2001.......................................................................         17,652,000
             2002.......................................................................         12,366,000
             2003.......................................................................          8,752,000
             2004.......................................................................          6,080,000
             Thereafter.................................................................          9,467,000
                                                                                             --------------
             Total......................................................................     $   76,296,000
                                                                                             ==============

9.       RETIREMENT PLANS

         The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 3, 1999, October 4, 1998 and September 28, 1997 employer contributions relating to the plans were approximately $6.4 million, $4.0 million and $3.5 million, respectively.

10.      CONTINGENCIES

         The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits against such claims. Management is of the opinion that the resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

11.      OPERATING SEGMENTS

         The Company's management has organized its operations into three operating segments: Resource Management, Infrastructure, and Communications. The Resource Management Operating Segment provides specialized environmental engineering and consulting services primarily relating to water quality and water availability to both public and private organizations. The Infrastructure Operating Segment provides engineering services to provide additional development, as well as upgrading and replacement of existing infrastructure to both public and private organizations. The Communications Operating Segment provides a comprehensive set of services including engineering, consulting and field services to telecommunications companies, wireless service providers and cable operators. Management has established these operating segments based upon the services provided, the different marketing strategies, and the specialized needs of the clients. The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties, that is, by applying a negotiated fee onto the cost of the services performed. Management evaluates the performance of these operating segments based upon their respective income from operations before the effect of any acquisition related amortization and any fee from inter-segment sales and transfers.

         The following table sets forth (in thousands) summarized financial information on the Company's reportable segments.

Reportable Segments:


                                              Resource
Fiscal year ended October 3, 1999            Management    Infrastructure   Communications     Total
                                             ----------    --------------   --------------   ---------
    Gross Revenue.........................     $340,955        $135,589         $102,378        $578,922
    Net Revenue...........................      231,518         111,776           88,765         432,059
    Income from Operations................       30,147          15,703           14,905          60,755
    Depreciation Expense..................        1,446           4,430            1,565           7,441
    Segment Assets........................      154,375          48,633           44,444         247,452


                                              Resource
Fiscal year ended October 4, 1998            Management    Infrastructure   Communications     Total
                                             ----------    --------------   --------------   ---------
    Gross Revenue.........................     $279,582        $ 56,464         $ 54,739        $390,785
    Net Revenue...........................      198,701          47,174           51,084         296,959
    Income from Operations................       24,572           8,337            9,967          42,876
    Depreciation Expense..................        1,851           1,101              530           3,482
    Segment Assets........................      124,951          20,329           24,931         170,211


                                              Resource
Fiscal year ended September 28, 1997         Management    Infrastructure   Communications     Total
                                             ----------    --------------   --------------   ---------
    Gross Revenue.........................   $196,466          38,401        $ 15,488         $250,355
    Net Revenue...........................    144,964          30,397          15,419          190,780
    Income from Operations................     16,668           4,733           4,998           26,399
    Depreciation Expense..................      1,981             524             210            2,715
    Segment Assets........................     79,039          17,329           8,324          104,692

Reconciliations:


                                                                                 Fiscal Year Ended
                                                               ----------------------------------------------------
                                                                 Oct. 3, 1999      Oct. 4, 1998     Sept. 28, 1997
                                                               --------------     -------------     --------------
GROSS REVENUE
    Gross revenue from reportable segments..................    $   578,922       $   390,785        $   250,355
    Elimination of inter-segment revenue....................        (15,850)          (11,237)            (4,614)
    Other revenue...........................................          3,418             3,386              1,026
                                                                -----------       -----------        -----------
        Total consolidated gross revenue....................    $   566,490       $   382,934        $   246,767
                                                                ===========       ===========        ===========

NET REVENUE
    Net revenue from reportable segments....................    $   432,059       $   296,959        $   190,780
    Other revenue...........................................             21               638                 11
                                                                -----------       -----------        -----------
        Total consolidated net revenue......................    $   432,080       $   297,597        $   190,791
                                                                ===========       ===========        ===========

INCOME FROM OPERATIONS
    Income from operations of reportable segments...........    $    60,755       $    42,876        $    26,399
    Elimination of inter-segment income.....................           (730)           (1,286)              (404)
    Other income/(expense)..................................            240             1,191                174
    Amortization of intangibles.............................         (4,841)           (2,968)            (1,570)
                                                                -----------       -----------        -----------
        Total consolidated income from operations...........    $    55,424       $    39,813        $    24,599
                                                                ===========       ===========        ===========

TOTAL ASSETS
    Total assets from reportable segments...................    $   247,452       $   170,211        $   104,692
    Goodwill not allocated to segments......................        160,686           108,638             69,439
    Elimination of inter-segment assets.....................        (27,660)          (12,239)           (14,618)
                                                                -----------       -----------        -----------
        Total consolidated total assets.....................    $   380,478       $   266,610        $   159,513
                                                                ===========       ===========        ===========

GEOGRAPHIC INFORMATION


                                                                      Fiscal Year Ended
                            ----------------------------------------------------------------------------------------------
(in thousands)                         Oct. 3, 1999                      Oct. 4, 1998                     Sept. 28, 1997
                            --------------------------------  --------------------------------  --------------------------
                            Net             Long-Lived        Net             Long-Lived        Net             Long-Lived
                            Revenue (a)     Assets (b)        Revenue (a)     Assets (b)        Revenue (a)     Assets (b)
                            ------------    -----------       ------------    -----------       ------------    ----------
United States.............  $   417,983     $   185,408       $   288,020     $   124,278       $   183,820     $    78,628
Foreign countries.........       14,097              --             9,576              --             7,151              --


(a) Net revenue is attributed to countries based on the location of clients
(b) Long-lived assets include non-current assets of the Company.

MAJOR CLIENTS

         The Company's net revenue attributable to the U.S. Federal government was approximately $169.3 million, $144.4 million and $99.7 million for fiscal years ended October 3, 1999, October 4, 1998 and September 28, 1997, respectively. Both the Resource Management and Infrastructure operating segments report revenue from the U.S. government.

12.      QUARTERLY FINANCIAL INFORMATION - UNAUDITED

         In the opinion of management, the following unaudited quarterly data for the years ended October 3, 1999 and October 4, 1998 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)


                                                  First           Second         Third          Fourth
Fiscal Year 1999                                  Quarter         Quarter        Quarter        Quarter
----------------                                  -------         -------        -------        -------
Gross revenue................................   $ 113,973      $ 128,083      $ 157,091       $ 167,343
Net revenue..................................      89,245         96,955        120,739         125,141
Gross profit.................................      19,058         22,553         32,550          30,583
Income from operations.......................      10,187         11,869         15,599          17,769
Net income...................................       5,427          6,462          8,503           8,723
Basic earnings per share.....................   $    0.15      $    0.18      $    0.22       $    0.23
Diluted earnings per share ..................        0.14           0.16           0.21            0.22
Weighted average common shares
   outstanding:
     Basic...................................      35,820         36,793         37,801          38,223
     Diluted.................................      38,387         39,263         40,145          40,404


                                                  First           Second         Third          Fourth
Fiscal Year 1998                                  Quarter         Quarter        Quarter        Quarter
----------------                                  -------         -------        -------        -------
Gross revenue................................   $  66,438      $  92,727      $  98,231       $ 125,538
Net revenue..................................      53,664         71,806         75,149          96,978
Gross profit.................................      13,325         17,020         20,744          22,637
Income from operations.......................       7,179          8,872         11,411          12,351
Net income...................................       4,051          4,521          5,493           6,521
Basic earnings per share.....................   $    0.12      $    0.13      $    0.16       $    0.18
Diluted earnings per share ..................        0.11           0.12           0.15            0.18
Weighted average common shares
   outstanding:
     Basic...................................      34,021         34,881         35,184          35,708
     Diluted.................................      36,042         36,195         36,501          37,149

                             SECURITIES INFORMATION

         Tetra Tech's common stock is traded on the Nasdaq Stock Market under the symbol WATR. There were 1,390 stockholders of record as of December 10, 1999. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices for the common stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables. The prices have been adjusted to reflect the effect, on a retroactive basis, of a five-for-four stock split, effected in the form of a 25% stock dividend, in June 1999.



                    FISCAL YEAR 1999                                      HIGH                     LOW
                    ----------------                                      ----                     ---
                    First Quarter                                     $   22.40                $   12.50
                    Second Quarter                                        21.50                    13.70
                    Third Quarter                                         20.70                    15.20
                    Fourth Quarter                                        20.00                    13.50


                    FISCAL YEAR 1998                                      HIGH                     LOW
                    ----------------                                      ----                     ---
                    First Quarter                                     $   14.21                $   11.92
                    Second Quarter                                        15.36                    12.16
                    Third Quarter                                         16.16                    12.48
                    Fourth Quarter                                        18.40                    12.32