Form 10-K, Exhibit 13
period 2000-10-01
TETRA TECH INC
filed 2000-12-29
CIK 831641

                                                                      EXHIBIT 13

                              FINANCIAL HIGHLIGHTS

                                                                     Fiscal Year Ended
                                         -------------------------------------------------------------------------
                                          Oct. 1,(1)     Oct. 3,(2)       Oct. 4,        Sept. 28,      Sept. 29,
                                             2000           1999           1998            1997           1996
                                         -----------    -----------     -----------    -----------     -----------
                                                           (in thousands, except per share data)
Gross revenue..........................  $  794,578     $  566,490      $  382,934     $  246,767      $ 220,099

Net revenue............................     598,121        432,080         297,597        190,791        161,037

Income from operations.................      74,245         55,424          39,813         24,599         17,735

Net income.............................      40,442         29,115          20,586         14,256         10,105

Basic earnings per share...............        1.04           0.78            0.59           0.49           0.37

Diluted earnings per share ............        0.97           0.74            0.56           0.46           0.36

Weighted average common shares
   outstanding:
     Basic.............................      39,003         37,159          34,962         29,214         27,314
     Diluted...........................      41,602         39,550          36,488         30,820         28,226

Net cash flow from operating
   activities(3)......................      (12,188)        30,258         (6,620)          1,144         21,124

Working capital........................     154,341         86,313          77,049         42,539         32,739
Total assets...........................     526,038        380,478         266,610        159,513         88,463

Long-term obligations, excluding
   current portion.....................      85,532         37,289          33,546             --             --
Stockholders' equity...................     297,907        234,432         167,781        107,641         63,269

(1) REVENUE AND INCOME FROM OPERATIONS WERE UPWARDLY IMPACTED BY A REVERSAL OF RESERVES IN THE AMOUNT OF $2.00 MILLION, OR $1.16 MILLION ON AN AFTER TAX BASIS.

(2) REVENUE AND INCOME FROM OPERATIONS WERE UPWARDLY IMPACTED BY A REVERSAL OF RESERVES IN THE AMOUNT OF $1.75 MILLION, OR $0.98 MILLION ON AN AFTER TAX BASIS.

(3) NET CASH FROM OPERATING ACTIVITIES WAS REDUCED BY $10.7 MILLION, $9.3 MILLION, $10.3 MILLION AND $15.6 MILLION FOR THE YEARS ENDED OCTOBER 1, 2000, OCTOBER 3, 1999, OCTOBER 4, 1998 AND SEPTEMBER 28, 1997, RESPECTIVELY, AS A RESULT OF OUR ASSIGNMENT OF ACCOUNTS RECEIVABLE TO THE FORMER OWNERS OF CERTAIN ACQUIRED COMPANIES.

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                     Fiscal Year Ended
                                        ---------------------------------------------------------------------------
                                           Oct. 1,(1)     Oct. 3,(2)     Oct. 4,(3)     Sept. 28,(4)   Sept. 29,(5)
                                             2000           1999           1998            1997           1996
                                         -----------    -----------     -----------    -----------     -----------
                                                           (in thousands, except per share data)
STATEMENTS OF INCOME DATA
Gross revenue..........................  $  794,578     $  566,490      $  382,934     $  246,767      $ 220,099
Subcontractor costs....................     196,457        134,410          85,337         55,976         59,062
                                         ----------     ----------      ----------     ----------      ---------
Net revenue............................     598,121        432,080         297,597        190,791        161,037

Cost of net revenue....................     452,872        327,336         223,871        141,019        122,084
                                         ----------     ----------      ----------     ----------      ---------
Gross profit...........................     145,249        104,744          73,726         49,772         38,953

Selling, general and administrative
   expenses............................      71,004         49,320          33,913         25,173         21,218
                                         ----------     ----------      ----------     ----------      ---------
Income from operations.................      74,245         55,424          39,813         24,599         17,735

Net interest expense...................       7,026          3,135           1,910             20            776
                                         -----------    ----------      ----------     ----------      --------
Income before minority interest and
   income tax expense..................      67,219         52,289          37,903         24,579         16,959

Minority interest......................          --             --           1,397             --             --
                                         ----------     ----------      ----------     ----------      ---------
Income before income tax expense.......      67,219         52,289          36,506         24,579         16,959

Income tax expense.....................      26,777         23,174          15,920         10,323          6,854
                                         ----------     ----------      ----------     ----------      ---------

Net income.............................  $   40,442     $   29,115      $   20,586     $   14,256      $  10,105
                                         ==========     ==========      ==========     ==========      =========

Basic earnings per share ..............  $     1.04     $     0.78      $     0.59     $     0.49      $    0.37
                                         ==========     ==========      ==========     ==========      =========

Diluted earnings per share ............  $     0.97     $     0.74      $     0.56     $     0.46      $    0.36
                                         ==========     ==========      ==========     ==========      =========

Weighted average common shares
   outstanding:
     Basic.............................      39,003         37,159          34,962         29,214         27,314
                                         ==========     ==========      ==========     ==========      =========

     Diluted...........................      41,602         39,550          36,488         30,820         28,226
                                         ==========     ==========      ==========     ==========      =========

                                            Oct. 1,        Oct. 3,        Oct. 4,        Sept. 28,      Sept. 29,
                                             2000           1999           1998            1997           1996
                                         -----------    -----------     -----------    -----------     -----------
                                                                      (in thousands)
BALANCE SHEET DATA
Working capital........................  $  154,341     $   86,313      $   77,049     $   42,539      $  32,739
Total assets...........................     526,038        380,478         266,610        159,513         88,463
Long-term obligations, excluding
   current portion.....................      85,532         37,289          33,546             --             --
Stockholders' equity...................     297,907        234,432         167,781        107,641         63,269


                                   (Continued)

(1) INCLUDED IN OUR REVENUE AND INCOME FROM OPERATIONS IS $2.00 MILLION OR $1.16 MILLION ON AN AFTER TAX BASIS, RELATING TO THE REVERSAL OF
    CERTAIN RESERVES. ADDITIONALLY, WE HAVE INCLUDED THE RESULTS OF
    OPERATIONS AND FINANCIAL POSITIONS OF LC OF ILLINOIS, INC. AND HFC TECHNOLOGIES, INC. (COLLECTIVELY ACQUIRED OCTOBER 25, 1999), EDWARD A. SEARS ASSOCIATES (ACQUIRED MARCH 30, 2000), EXPERT WIRELESS SOLUTIONS, INC. (ACQUIRED APRIL 3, 2000), 1261248 ONTARIO, INC., WHICH DOES BUSINESS AS ENGINEERED COMMUNICATIONS (ACQUIRED MAY 3, 2000), FHC, INC. (ACQUIRED
    MAY 17, 2000), RIZZO ASSOCIATES, INC. (ACQUIRED MAY 24, 2000), DRAKE CONTRACTORS, INC. (ACQUIRED JUNE 16, 2000), AND WM. BETHLEHEM TRENCHING LTD. (ACQUIRED JULY 5, 2000) FROM THE EFFECTIVE ACQUISITION DATES.

(2) INCLUDED IN OUR REVENUE AND INCOME FROM OPERATIONS IS $1.75 MILLION, OR $0.98 MILLION ON AN AFTER TAX BASIS, RELATING TO THE REVERSAL OF CERTAIN RESERVES. ADDITIONALLY, WE HAVE INCLUDED THE RESULTS OF OPERATIONS AND FINANCIAL POSITIONS OF MFG, INC. (FORMERLY MCCULLEY, FRICK & GILMAN, INC., ACQUIRED FEBRUARY 26, 1999), COLLINS/PINA CONSULTING ENGINEERS, INC. (ACQUIRED MAY 7, 1999), D.E.A. CONSTRUCTION COMPANY (ACQUIRED MAY 19, 1999), BAHA COMMUNICATIONS, INC. (ACQUIRED MAY 21, 1999), UTILITIES & C.C., INC. (ACQUIRED JUNE 18, 1999), ASL CONSULTANTS, INC. (ACQUIRED JUNE 25, 1999), COSENTINI ASSOCIATES, INC. (FORMERLY PARTNERSHIP INTERESTS AND CERTAIN COMPANIES AFFILIATED WITH COSENTINI ASSOCIATES LLP, ACQUIRED JUNE 30, 1999), PDR ENGINEERS, INC. (ACQUIRED SEPTEMBER 3, 1999), AND EVERGREEN UTILITY CONTRACTORS, INC., CONTINENTAL UTILITY CONTRACTORS, INC. AND GIG HARBOR CONSTRUCTION, INC. (COLLECTIVELY ACQUIRED OCTOBER 2, 1999) FROM THE EFFECTIVE ACQUISITION DATES.

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

         Since our initial public offering in December 1991, we increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. From fiscal 1991 through fiscal 2000, we generated a net revenue compounded annual growth rate of approximately 35.8% and achieved a net income compounded annual growth rate of approximately 37.2%.

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

         We provide services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:


                                                                      Percentage of Net Revenue
                                                            ----------------------------------------------
         Client                                               Fiscal 2000     Fiscal 1999    Fiscal 1998
         ------                                               -----------     -----------    -----------
         Federal government...............................       29.1%           39.1%          48.7%
         State and local government.......................       16.3            16.3           12.7
         Private..........................................       51.4            41.3           35.4
         International....................................        3.2             3.3            3.2
                                                              -----------    -----------     -----------
         Total............................................      100.0%          100.0%         100.0%
                                                              ===========    ===========     ===========

         We manage our business in three operating segments: Resource Management, Infrastructure and Communications. The following table presents, for the periods indicated, the approximate percentage of net revenue attributable to the operating segments:

                                                                      Percentage of Net Revenue
                                                            ----------------------------------------------
         Operating Segment                                    Fiscal 2000     Fiscal 1999    Fiscal 1998
         -----------------                                    -----------     -----------    -----------
         Resource Management..............................       41.3%           53.6%          66.8%
         Infrastructure...................................       31.8            25.9           15.9
         Communications...................................       25.6            20.5           17.2
         Other revenue....................................        1.3             0.0            0.1
                                                              -----------    -----------     -----------
         Total............................................      100.0%          100.0%         100.0%
                                                              ===========    ===========     ===========

    Our revenue and operating results fluctuate from quarter to quarter as a result of a number of factors, such as:

    - the seasonality of the spending cycle of our public sector clients and the spending patterns of our private sector clients;

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

RECENT ACQUISITIONS

     As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 2000, we purchased nine companies in the following eight transactions:

     - LC OF ILLINOIS, INC. - In October 1999, we acquired LC of Illinois, Inc. and HFC Technologies, Inc. (collectively, LCI). The purchase was valued at approximately $1.6 million. LCI, an Illinois-based firm, provides engineering and network infrastructure services for cable television and fiber optic telephone networks including design, construction and maintenance capabilities for communications and information transport systems.

     - EDWARD A. SEARS ASSOCIATES - In March 2000, Tetra Tech Engineers, P.C. acquired certain assets of Edward A. Sears Associates (ESA). Concurrent with this transaction, our wholly-owned subsidiary, Cosentini Associates, Inc., acquired certain non-licensed assets of ESA from Tetra Tech Engineers, P.C. The purchase was valued at approximately $0.4 million. ESA, a New York-based firm, provides engineering services to hospitals primarily in New York.

     - EXPERT WIRELESS SOLUTIONS, INC. - In April 2000, we acquired eXpert Wireless Solutions, Inc. (EWS). The purchase was valued at approximately $18.8 million, excluding the value of the accounts receivable of $1.8 million which were assigned to the former owners at the time of acquisition. EWS, a New Jersey-based firm, provides radio-frequency engineering and consulting services to the wireless communications industry.

     - ENGINEERED COMMUNICATIONS - In May 2000, we acquired, through our majority-owned subsidiary, Tetra Tech Canada Ltd., 1261248 Ontario, Inc., which does business as Engineered Communications (ENG). The purchase was valued at approximately $1.5 million. ENG, a Canadian-based firm, provides engineering and network services for the wired communications industry in Ontario, Canada.

     - FHC, INC. - In May 2000, we acquired FHC, Inc. (FHC). The purchase was valued at approximately $5.2 million. FHC, an Oklahoma-based firm, provides engineering consulting services primarily to state and local governments in Oklahoma.

     - RIZZO ASSOCIATES, INC. - In May 2000, we acquired Rizzo Associates, Inc. (RAI). The purchase was valued at approximately $10.3 million. RAI, a Massachusetts-based firm, provides engineering consulting services to state and local governments and commercial clients in the upper Northeast region of the United States.

     - DRAKE CONTRACTORS, INC. - In June 2000, we acquired Drake Contractors, Inc. (DCI). The purchase was valued at approximately $5.5 million, excluding the value of the accounts receivable of $2.1 million which were assigned to the former owners at the time of acquisition. DCI, a Colorado-based firm, provides infrastructure installation and maintenance services primarily in Colorado.

     - WM. BETHLEHEM TRENCHING LTD. - In July 2000, we acquired Wm. Bethlehem Trenching Ltd. (BTL). The purchase was valued at approximately $0.3 million. BTL, a Canadian-based firm, provides infrastructure installation and maintenance services primarily in Ontario, Canada.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:


                                                                      Percentage of Net Revenue
                                                          ------------------------------------------------
                                                                          Fiscal Year Ended
                                                          ------------------------------------------------
                                                              Oct. 1,         Oct. 3,         Oct. 4,
                                                               2000            1999            1998
                                                             ---------      ---------        --------
         Net revenue.............................             100.0%          100.0%          100.0%
         Cost of net revenue.....................              75.7            75.8            75.2
                                                             ---------      ---------        --------
         Gross profit............................              24.3            24.2            24.8

         Selling, general and administrative
            expenses.............................              11.9            11.4            11.4
                                                             ---------      ---------        --------
         Income from operations..................              12.4            12.8            13.4
         Net interest expense....................               1.2             0.7             0.7
                                                             ---------      ---------        --------
         Income before minority interest and
            income tax expense...................              11.2            12.1            12.7
         Minority interest.......................              --              --              (0.5)
                                                             ---------      ---------        --------
         Income before income tax expense........              11.2            12.1            12.2
         Income tax expense......................               4.4             5.4             5.3
                                                             ---------      ---------        --------
         Net income..............................               6.8 %           6.7%            6.9%
                                                              ========      =========        =========


FISCAL 2000 COMPARED TO FISCAL 1999

         NET REVENUE. Net revenue increased $166.0 million, or 38.4%, to $598.1 million in fiscal 2000 from $432.1 million in fiscal 1999. All three business segments and all four client sectors continued to show net revenue increases in actual dollars. These increases were primarily attributable to the expansion of our infrastructure services throughout the United States, the continued expansion of new lines of service in our communications business and companies acquired in fiscal 2000. As a percentage of net revenue, an increase was realized in the private sector. We segregate from our total revenue, revenue from companies acquired during the current fiscal year as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic revenue is measured as total revenue less any acquisitive revenue. Net revenue provided by companies acquired during fiscal 2000 totaled $32.7 million. Excluding this net revenue, we realized 30.9% growth in our net revenue from fiscal 1999 to fiscal 2000. Acquisitive net revenue for fiscal 2000 totaled $114.2 million. Excluding this net revenue, we realized organic growth in our net revenue of 12.0%.

         Gross revenue increased $228.1 million, or 40.3%, to $794.6 million in fiscal 2000 from $566.5 million in fiscal 1999. In fiscal 2000, subcontractor costs comprised 24.7% of gross revenue compared to 23.7% for fiscal 1999.

         COST OF NET REVENUE. Cost of net revenue increased $125.5 million, or 38.3%, to $452.9 million in fiscal 2000 from $327.3 million in fiscal 1999. As a percentage of net revenue, cost of net revenue decreased from 75.8% in fiscal 1999 to 75.7% in fiscal 2000. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 677, or 12.4%, to 6,120 in fiscal 2000 from 5,443 in fiscal 1999. However, excluding the 681 employees provided from acquired companies, the number of our employees remained flat. Gross profit increased $40.5 million, or 38.7%, to $145.2 million in fiscal 2000 from $104.7 million in fiscal 1999. Included in our net revenue and gross profit was $2.00 million and $1.75 million relating to reversals of previously established allowances for disallowed costs in fiscal 2000 and fiscal 1999, respectively. (See Note 3 of Notes to Consolidated Financial Statements.) As a percentage of net revenue, gross profit increased from 24.2% in fiscal 1999 to 24.3% in fiscal 2000.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses, exclusive of amortization expense, increased $20.0 million, or 45.1%, to $64.5 million in fiscal 2000 from $44.5 million in fiscal 1999. This increase was primarily attributable to expenses associated with the automation of our corporate business systems and processes, business development activities and higher administrative costs associated with acquired companies. As a percentage of net revenue, SG&A expenses, exclusive of amortization expense, increased to 10.8% in fiscal 2000 from 10.3% in fiscal 1999. The amortization expense related to acquisitions increased $1.7 million, or 33.5%, to $6.5 million in fiscal 2000 from $4.8 million in fiscal 1999.

         NET INTEREST EXPENSE. Net interest expense increased $3.9 million, or 124.1%, from $3.1 million in fiscal 1999 to $7.0 million in fiscal 2000. This increase was primarily attributable to increased borrowings on our credit facility in order to fund working capital and investing needs of acquisitions as well as increase in interest rates. In fiscal 2000, borrowings on our credit facility averaged $95.4 million compared to $44.6 million in fiscal 1999.

         INCOME TAX EXPENSE. Income tax expense increased $3.6 million, or 15.5%, to $26.8 million in fiscal 2000 from $23.2 million in fiscal 1999. This increase was due to higher income before income taxes and a change in our effective tax rate. During fiscal 2000, we performed an extensive review of our current tax position and certain tax strategies which could potentially reduce our effective tax rate. As a result of this review, we have determined that we are entitled to certain tax credits for fiscal 2000 as well as certain prior years. These credits are primarily responsible for the reduction in our effective tax rate to 39.8% in fiscal 2000 from 44.3% in fiscal 1999. We expect our future effective tax rate to be approximately 42.0%.

FISCAL 1999 COMPARED TO FISCAL 1998

         NET REVENUE. Net revenue increased $134.5 million, or 45.2%, to $432.1 million in fiscal 1999 from $297.6 million in fiscal 1998. All four client sectors continued to show net revenue increases in actual dollars. These increases were primarily attributable to the expansion of our infrastructure services throughout the United States, the continued expansion of new lines of service in our communications business and companies acquired in fiscal 1999. As a percentage of net revenue, increases were realized in the state and local sector, the private sector and the international sector. Net revenue from the companies acquired in fiscal 1999 totaled $61.5 million. Excluding the net revenue from these companies, we realized 24.5% growth in our net revenue. Acquisitive net revenue for fiscal 1999 totaled $117.3 million. Excluding this net revenue, we realized organic growth in our net revenue of 5.8%.

         Gross revenue increased $183.6 million, or 47.9%, to $566.5 million in fiscal 1999 from $382.9 million in fiscal 1998. In fiscal 1999, subcontractor costs comprised 23.7% of gross revenue compared to 22.3% for fiscal 1998.

         COST OF NET REVENUE. Cost of net revenue increased $103.5 million, or 46.2%, to $327.3 million in fiscal 1999 from $223.9 million in fiscal 1998. As a percentage of net revenue, cost of net revenue increased from 75.2% in fiscal 1998 to 75.8% in fiscal 1999. This increase was primarily attributable to higher costs incurred from the acquired companies. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 1,781, or 48.6%, to 5,443 in fiscal 1999 from 3,662 in fiscal 1998. Excluding the employees provided from acquired companies, our number of employees increased by 74, or 2.0%. Gross profit increased $31.0 million, or 42.1%, to $104.7 million in fiscal 1999 from $73.7 million in fiscal 1998. Included in our fiscal 1999 net revenue and gross profit was $1.75 million relating to the reversal of previously established allowances for disallowed costs. (See Note 3 of Notes to Consolidated Financial Statements.) However, as a percentage of net revenue, gross profit decreased from 24.8% in fiscal 1998 to 24.2% in fiscal 1999, primarily due to lower margins of acquired companies.

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

UNAUDITED QUARTERLY OPERATING RESULTS
         The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                         Fiscal 2000 Quarter Ended                  Fiscal 1999 Quarter Ended
                                 -----------------------------------------   ---------------------------------------
                                  Jan. 2,    Apr. 2,   Jul. 2,    Oct. 1,    Jan. 3,   Apr. 4,   Jul. 4,    Oct. 3,
                                   2000        2000      2000       2000       1999      1999      1999       1999
                                 --------   --------   --------   --------   -------   -------   --------   --------
                                                                                         (in thousands)
Net revenue                      $129,171   $138,846   $156,468   $173,636   $89,245   $96,955   $120,739   $125,141
Cost of net revenue               100,417    109,562    116,266    126,627    70,187    74,402     88,189     94,558
                                 --------   --------   --------   --------   -------   -------   --------   --------
Gross profit                       28,754     29,284     40,202     47,009    19,058    22,553     32,550     30,583
Selling, general and
 administrative expenses           14,021     13,304     20,529    23,150      8,871    10,684     16,951     12,814
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income from operations             14,733     15,980     19,673    23,859     10,187    11,869     15,599     17,769
Net interest expense                1,228      1,473      1,958     2,367        699       532        550      1,354
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income before minority
 interest and income
 tax expense                       13,505     14,507     17,715    21,492      9,488    11,337     15,049     16,415
Minority interest                       -          -          -         -          -         -          -          -
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income before income
 tax expense                       13,505     14,507     17,715    21,492      9,488    11,337     15,049     16,415
Income tax expense                  5,942      6,383      7,795     6,657      4,061     4,875      6,546      7,692
                                 --------   --------   --------   --------   -------   -------   --------   --------
Net income                       $  7,563   $  8,124   $  9,920   $14,835    $ 5,427   $ 6,462   $  8,503   $  8,723
                                 ========   ========   ========   ========   =======   =======   ========   ========

                                      Fiscal 1998 Quarter Ended
                                 ----------------------------------------
                                 Dec. 28,   Mar. 29,   Jun. 28,   Oct. 4,
                                   1997       1998       1998       1998
                                 --------   --------   --------   -------
Net revenue                      $53,664    $71,806    $75,149    $96,978
Cost of net revenue               40,339     54,786     54,405     74,341
                                 --------   --------   --------   -------
Gross profit                      13,325     17,020     20,744     22,637
Selling, general and
 administrative expenses           6,146      8,148      9,333     10,286
                                 --------   --------   --------   -------
Income from operations             7,179      8,872     11,411     12,351
Net interest expense                  73        596        510        731
                                 --------   --------   --------   -------
Income before minority
 interest and income
 tax expense                       7,106      8,276     10,901     11,620
Minority interest                      -        203      1,194          -
                                 --------   --------   --------   -------
Income before income
 tax expense                       7,106      8,073      9,707     11,620
Income tax expense                 3,055      3,552      4,214      5,099
                                 --------   --------   --------   -------
Net income                       $ 4,051    $ 4,521    $ 5,493    $ 6,521
                                 =======    =======    =======    =======


                                         Fiscal 2000 Quarter Ended                  Fiscal 1999 Quarter Ended
                                 -----------------------------------------   ---------------------------------------
                                  Jan. 2,    Apr. 2,   Jul. 2,    Oct. 1,    Jan. 3,   Apr. 4,   Jul. 4,    Oct. 3,
                                   2000        2000      2000       2000       1999      1999      1999       1999
                                 --------   --------   --------   --------   -------   -------   --------   --------
                                                                                         (in thousands)
Net revenue                         100.0%     100.0%     100.0%     100.0%    100.0%    100.0%     100.0%     100.0%
Cost of net revenue                  77.7       78.9       74.3       72.9      78.6      76.7       73.0       75.6
                                 --------   --------   --------   --------   -------   -------   --------   --------
Gross profit                         22.3       21.1       25.7       27.1      21.4      23.3       27.0       24.4
Selling, general and
 administrative expenses             10.9        9.6       13.1       13.4      10.0      11.1       14.1       10.2
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income from operations               11.4       11.5       12.6       13.7      11.4      12.2       12.9       14.2
Net interest expense                  0.9        1.1        1.3        1.3       0.8       0.5        0.4        1.1
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income before minority
 interest and income
 tax expense                         10.5       10.4       11.3       12.4      10.6      11.7       12.5       13.1
Minority interest                      -           -          -          -         -         -          -          -
                                 --------   --------   --------   --------   -------   -------   --------   --------
Income before income
 tax expense                         10.5       10.4       11.3       12.4      10.6      11.7       12.5       13.1
Income tax expense                    4.6        4.5        5.0        3.9       4.5       5.0        5.5        6.1
                                 --------   --------   --------   --------   -------   -------   --------   --------
Net income                            5.9%       5.9%       6.3%       8.5%      6.1%      6.7%       7.0%       7.0%
                                 ========   ========   ========   ========   =======   =======   ========   ========


                                      Fiscal 1998 Quarter Ended
                                 ----------------------------------------
                                 Dec. 28,   Mar. 29,   Jun. 28,   Oct. 4,
                                   1997       1998       1998       1998
                                 --------   --------   --------   -------
Net revenue                         100.0%     100.0%     100.0%    100.0%
Cost of net revenue                  75.2       76.3       72.4      76.7
                                 --------   --------   --------   -------
Gross profit                         24.8       23.7       27.6      23.3
Selling, general and
 administrative expenses             11.5       11.3       12.4      10.6
                                 --------   --------   --------   -------
Income from operations               13.3       12.4       15.2      12.7
Net interest expense                  0.1        0.9        0.7       0.7
                                 --------   --------   --------   -------
Income before minority
 interest and income
 tax expense                         13.2       11.5       14.5      12.0
Minority interest                      -         0.3        1.6        -
                                 --------   --------   --------   -------
Income before income
 tax expense                         13.2       11.2       12.9      12.0
Income tax expense                    5.7        4.9        5.6       5.3
                                 --------   --------   --------   -------
Net income                            7.5%       6.3%       7.3%      6.7%
                                 ========   ========   ========   =======

LIQUIDITY AND CAPITAL RESOURCES

         As of October 1, 2000, our working capital was $154.3 million, an increase of $68.0 million from $86.3 million on October 3, 1999, of which cash and cash equivalents totaled $7.6 million at October 1, 2000. In fiscal 2000, $12.2 million was used in operating activities and $42.3 million was used in investing activities, of which $27.5 million was related to business acquisitions. In fiscal 1999, $30.3 million was provided by operating activities and $57.7 million was used in investing activities, of which $50.7 million was related to business acquisitions. In both fiscal years 2000 and 1999, cash provided by/used in operating activities was affected by the structure of certain transactions. One of our acquisition structures is to assign accounts receivable to the former owners at the time of the transaction in lieu of cash consideration. This structure allows us to reduce our cash used in investing activities. However, cash must be invested in future periods to finance the working capital needs of the acquired company. In fiscal 2000, in the EWS and DCI acquisitions, accounts receivable in the aggregate amount of $3.9 million were assigned to the former owners. Collections on assigned receivables totaled $10.7 million. If we had not assigned these receivables at the time of acquisition, cash used in operating activities could have been $1.5 million. In fiscal 1999, in the BAHA Communications, Inc. and Cosentini Associates, Inc. acquisitions, accounts receivable in the aggregate amount of $19.4 million were assigned to the former owners. Collections on these receivables during fiscal 1999 totaled $9.3 million. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal 1999 could have been $39.6 million. Our capital expenditures during fiscal years 2000 and 1999 were approximately $14.7 million and $7.0 million, respectively. Capital expenditures were primarily for the replacement of field equipment, the enhancement of computer equipment and office expansion.

         We have a credit agreement with a bank (the "Credit Agreement") which provides us with a revolving credit facility (the "Facility") of $150.0 million. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 2000, maximum borrowings under the Facility were $128.5 million. At October 1, 2000, borrowings and standby letters of credit totaled $110.0 million and $1.7 million, respectively.

         In conjunction with our investment strategy, we continuously evaluate the marketplace for strategic acquisition opportunities. Once an opportunity is identified, we examine the effect an acquisition may have on the business environment, as well as on our results of operations. We proceed with an acquisition if we determine that the acquisition is anticipated to have an accretive effect on future operations or could expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions.

         We believe our operations have not been and, in the foreseeable future, are not expected to be materially adversely affected by inflation or changing prices.

RECENTLY ISSUED FINANCIAL STANDARDS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which was amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. These Statements required derivatives to be measured at fair value and to be recorded as assets or liabilities on the balance sheet. The accounting for gains or losses resulting from changes in the fair values of those derivatives would be dependent upon the use of the derivative and whether it qualifies for hedge accounting. These Statements are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We will adopt these Statements in fiscal year 2001 and believe that the adoption of SFAS No. 133 and SFAS No. 138 will have no material impact on our results of operations or financial position.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION, which outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. SAB No. 101 requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with Accounting Principles Board Opinion No. 20, ACCOUNTING CHANGES. SAB No. 101, as amended, is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. We will adopt SAB No. 101 in fiscal year 2001. We believe our existing revenue recognition policies and procedures are in compliance with SAB No. 101, and that the adoption of SAB No. 101 will have no material impact on our results of operations or financial position.

MARKET RISKS

      We do not currently utilize any material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term debt. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term obligations based on anticipated payments within and beyond one year's period of time. We presently anticipate repaying $26.0 million of our long-term obligations in fiscal 2001. Assuming we pay our long-term debt in the amounts of $26.0 million, $31.0 million, $37.0 million and $17.5 million for the next four years ratably throughout each year, and our average interest rate on our long-term debt increases or decreases by one percentage point, our interest expense could increase or decrease by $0.9 million, $0.6 million, $0.3 million and $0.1 million in fiscal 2001, 2002, 2003 and 2004, respectively. However there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner or obtain alternate financing. We could incur additional debt under this credit facility or our operating results could be worse than we expect.

                          INDEPENDENT AUDITORS' REPORT



Tetra Tech, Inc.:

         We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of October 1, 2000 and October 3, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of October 1, 2000 and October 3, 1999, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
November 15, 2000

                                TETRA TECH, INC.
                           CONSOLIDATED BALANCE SHEETS

                                                                             Oct. 1,                  Oct. 3,
                                                                              2000                     1999
                                                                       -----------------        ------------------
                                 ASSETS
Current Assets:
    Cash and cash equivalents.....................................      $    7,557,000           $    8,189,000
    Accounts receivable - net.....................................         153,527,000               91,376,000
    Unbilled receivables - net....................................         122,102,000               85,072,000
    Prepaid expenses and other current assets.....................          11,203,000                7,174,000
    Deferred income taxes.........................................           2,551,000                3,259,000
                                                                        ---------------          ---------------
       Total Current Assets.......................................         296,940,000              195,070,000
                                                                        ---------------          ---------------
Property and Equipment:
    Equipment, furniture and fixtures.............................          59,361,000               39,488,000
    Leasehold improvements........................................           4,182,000                3,343,000
                                                                        ---------------          ---------------
       Total......................................................          63,543,000               42,831,000
    Accumulated depreciation and amortization.....................         (28,331,000)             (21,085,000)
                                                                        ---------------          ---------------
Property and Equipment - Net......................................          35,212,000               21,746,000
                                                                        ---------------          ---------------
Intangible Assets - Net...........................................         190,452,000              160,686,000
Other Assets......................................................           3,434,000                2,976,000
                                                                        ---------------          ---------------
Total Assets......................................................      $  526,038,000           $  380,478,000
                                                                        ===============          ===============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable..............................................      $   50,304,000           $   32,570,000
    Accrued compensation..........................................          25,705,000               21,900,000
    Billings in excess of costs on uncompleted contracts..........          15,947,000                5,872,000
    Other current liabilities.....................................          17,523,000               14,606,000
    Income taxes payable..........................................           7,120,000                9,809,000
    Current portion of long-term obligations......................          26,000,000               24,000,000
                                                                        ---------------          ---------------
       Total Current Liabilities..................................         142,599,000              108,757,000
                                                                        ---------------          ---------------

Long-term Obligations.............................................          85,532,000               37,289,000
                                                                        ---------------          ---------------

Commitments and Contingencies (Notes 8 and 10)

Stockholders' Equity:
    Preferred stock - authorized, 2,000,000 shares of $.01 par value;
      issued and outstanding 0 shares at October 1, 2000 and
      October 3, 1999.............................................                  --                       --
    Exchangeable stock of a subsidiary............................          13,887,000               13,239,000
    Common stock - authorized, 50,000,000 shares of $.01 par
      value; issued and outstanding 39,830,633 shares at
      October 1, 2000 and 38,433,621 shares at October 3, 1999....             398,000                  384,000
    Additional paid-in capital....................................         150,391,000              127,978,000
    Accumulated other comprehensive income (loss).................            (844,000)                (802,000)
    Retained earnings.............................................         134,075,000               93,633,000
                                                                        ---------------          ---------------

Total Stockholders' Equity........................................         297,907,000              234,432,000
                                                                        ---------------          ---------------

Total Liabilities and Stockholders' Equity........................      $  526,038,000           $  380,478,000
                                                                        ===============          ===============

         See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                            Fiscal Year Ended
                                                     --------------------------------------------------------------
                                                           Oct. 1,               Oct. 3,               Oct. 4,
                                                            2000                  1999                  1998
                                                     ------------------    ------------------    ------------------
Revenue:
     Gross revenue.................................   $   794,578,000       $  566,490,000        $  382,934,000
     Subcontractor costs...........................       196,457,000          134,410,000            85,337,000
                                                      ----------------      ----------------      ----------------
Net Revenue........................................       598,121,000          432,080,000           297,597,000

Cost of Net Revenue................................       452,872,000          327,336,000           223,871,000
                                                      ----------------      ----------------      ----------------
Gross Profit.......................................       145,249,000          104,744,000            73,726,000

Selling, General and Administrative Expenses.......        71,004,000           49,320,000            33,913,000
                                                      ----------------      ----------------      ----------------
Income From Operations.............................        74,245,000           55,424,000            39,813,000

Interest Expense...................................         7,355,000            3,561,000             2,329,000
Interest Income....................................           329,000              426,000               419,000
                                                      ----------------      ----------------      ----------------
Income Before Minority Interest and Income
   Tax Expense.....................................        67,219,000           52,289,000            37,903,000

Minority Interest..................................                --                   --             1,397,000
                                                      ----------------      ----------------      ----------------
Income Before Income Tax Expense...................        67,219,000           52,289,000            36,506,000

Income Tax Expense.................................        26,777,000           23,174,000            15,920,000
                                                      ----------------      ----------------      ----------------
Net Income.........................................   $    40,442,000       $   29,115,000        $   20,586,000
                                                      ================      ================      ================

Basic Earnings Per Share...........................   $          1.04       $         0.78        $         0.59
                                                      ================      ================      ================

Diluted Earnings Per Share.........................   $          0.97       $         0.74        $         0.56
                                                      ================      ================      ================

Weighted Average Common Shares Outstanding:
      Basic........................................        39,003,000           37,159,000            34,962,000
                                                      ================      ================      ================

      Diluted......................................        41,602,000           39,550,000            36,488,000
                                                      ================      ================      ================

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FISCAL YEARS ENDED OCTOBER 1, 2000, OCTOBER 3, 1999 AND OCTOBER 4, 1998


                                                                                              Additional
                                             Exchangeable Stock           Common Stock          Paid-In       Retained
                                             Shares      Amount        Shares      Amount       Capital       Earnings
                                            --------   -----------   ----------   --------   ------------   ------------
BALANCE, SEPTEMBER 28, 1997                       --   $        --   32,366,023   $324,000   $ 63,385,000    $43,932,000
     Net income and comprehensive
        income........................                                                                        20,586,000
     Shares issued in acquisitions....       920,354    15,411,000      432,435      4,000      5,520,000
     Stock options exercised..........                                  440,331      4,000      2,613,000
     Shares issued in Employee
       Stock Purchase Plan..............                                144,431      1,000      1,505,000
     Preferred shares converted to
       common.........................                                2,405,938     24,000     13,502,000
     Tax benefit for disqualifying
       dispositions of stock
       options........................                                                            977,000
     Payment for fractional shares....                                     (908)                   (7,000)
                                            --------   -----------   ----------   --------   ------------   ------------

BALANCE, OCTOBER 4, 1998                     920,354    15,411,000   35,788,250    357,000     87,495,000     64,518,000
     Comprehensive income:
       Net income ....................                                                                        29,115,000
       Foreign currency translation
        adjustment....................
     Comprehensive income ............
     Shares issued in secondary
         offering.....................                                1,250,000     12,000     22,159,000
     Shares issued in acquisitions....                                  787,051      8,000     11,563,000
     Stock options exercised .........                                  289,972      3,000      1,920,000
     Shares issued in Employee
       Stock Purchase Plan............                                  156,361      2,000      2,220,000
     Exchangeable shares of a
       subsidiary exchanged for
       common shares..................      (129,712)   (2,172,000)      162,140     2,000      2,170,000
     Tax benefit for disqualifying
       dispositions of stock
       options........................                                                            473,000
     Payment for fractional shares....                                     (153)                  (22,000)
                                            --------   -----------   ----------   --------   ------------   ------------

BALANCE, OCTOBER 3, 1999                     790,642    13,239,000   38,433,621    384,000    127,978,000     93,633,000
     Comprehensive income:
       Net income ....................                                                                        40,442,000
       Foreign currency translation
        adjustment....................
     Comprehensive income ............
     Shares issued in acquisitions....        33,606       648,000      585,795      6,000     11,380,000
     Stock options exercised .........                                  645,106      6,000      5,694,000
     Shares issued in Employee
       Stock Purchase Plan............                                  166,111      2,000      2,843,000
     Tax benefit for disqualifying
       dispositions of stock
       options........................                                                          2,496,000
                                            --------   -----------   ----------   --------   ------------   ------------

BALANCE, OCTOBER 1, 2000                     824,248   $13,887,000   39,830,633   $398,000   $150,391,000   $134,075,000
                                            ========   ===========   ==========   ========   ============   ============

                                                 Accumulated
                                                    Other
                                                Comprehensive
                                                Income (Loss)        Total
                                                -------------        -----
BALANCE, SEPTEMBER 28, 1997                      $     --         $107,641,000
     Net income and comprehensive
         income...........                                          20,586,000
     Shares issued in acquisitions..                                20,935,000
     Stock options exercised..........                               2,617,000
     Shares issued in Employee
       Stock Purchase Plan............                               1,506,000
     Preferred shares converted to
       common.........................                              13,526,000
     Tax benefit for disqualifying
       dispositions of stock
       options..................                                       977,000
     Payment for fractional shares..                                    (7,000)
                                                 -----------      ------------


BALANCE, OCTOBER 4, 1998                                  --       167,781,000
     Comprehensive income:
       Net income ....................                              29,115,000
       Foreign currency
        translation adjustment........              (802,000)         (802,000)
                                                                  ------------
     Comprehensive income ............                              28,313,000
                                                                  ------------
     Shares issued in secondary
         offering.....................                              22,171,000
     Shares issued in acquisitions....                              11,571,000
     Stock options exercised .........                               1,923,000
     Shares issued in Employee
       Stock Purchase Plan............                               2,222,000
     Exchangeable shares of a
       subsidiary exchanged for
       common shares..................                                      --
     Tax benefit for disqualifying
       dispositions of stock
       options........................                                 473,000
     Payment for fractional shares....                                 (22,000)
                                                 -----------      ------------


BALANCE, OCTOBER 3, 1999                            (802,000)      234,432,000
     Comprehensive income:
       Net income ....................                              40,442,000
       Foreign currency
        translation adjustment........               (42,000)          (42,000)
                                                                  ------------
     Comprehensive income ............                              40,400,000
                                                                  ------------
     Shares issued in acquisitions....                              12,034,000
     Stock options exercised .........                               5,700,000
     Shares issued in Employee
       Stock Purchase Plan............                               2,845,000
     Tax benefit for disqualifying
       dispositions of stock
       options........................                               2,496,000
                                                 -----------      ------------

BALANCE, OCTOBER 1, 2000                         $  (844,000)     $297,907,000
                                                 ===========      ============

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

       >
                                                                                    Fiscal Year Ended
                                                                     ----------------------------------------------
                                                                         Oct. 1,         Oct. 3,         Oct. 4,
                                                                          2000            1999            1998
                                                                     --------------  --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ...................................................      $40,442,000     $29,115,000     $20,586,000
   Adjustments to reconcile net income to net cash (used in)
      provided by operating activities:
        Depreciation and amortization............................       13,709,000      12,708,000       6,595,000
        Deferred income taxes....................................          723,000        (211,000)     (2,899,000)
        Provision for losses on receivables......................        3,056,000        (667,000)       (334,000)
   Changes in operating assets and liabilities, net of effects of acquisitions:
        Accounts receivable......................................      (47,102,000)      4,713,000     (23,262,000)
        Unbilled receivables.....................................      (31,439,000)    (13,727,000)    (11,502,000)
        Prepaid expenses and other current assets................       (4,337,000)        998,000      (1,375,000)
        Accounts payable.........................................       12,746,000      (8,306,000)     10,203,000
        Accrued compensation.....................................        3,053,000        (935,000)        (32,000)
        Other current liabilities................................       (2,185,000)      3,973,000      (6,548,000)
        Income taxes payable.....................................         (854,000)      2,597,000       1,948,000
                                                                       -----------     -----------     -----------
            Net Cash (Used In) Provided By Operating Activities..      (12,188,000)     30,258,000      (6,620,000)
                                                                       -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures..........................................      (14,745,000)     (7,040,000)     (3,511,000)
   Payments for business acquisitions, net of cash acquired......      (27,515,000)    (50,655,000)    (37,778,000)
                                                                       -----------     -----------     ------------
            Net Cash Used In Investing Activities................      (42,260,000)    (57,695,000)    (41,289,000)
                                                                       -----------     -----------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Payments on long-term obligations.............................      (67,763,000)    (67,605,000)    (39,580,000)
   Proceeds from issuance of long-term obligations...............      112,000,000      72,841,000      76,000,000
   Proceeds from issuance of common stock........................        8,545,000      26,576,000       4,116,000
                                                                       -----------     -----------     -----------
            Net Cash Provided By Financing Activities............       52,782,000      31,812,000      40,536,000
                                                                       -----------     -----------     -----------
Effect of Rate Changes on Cash...................................        1,034,000      (1,075,000)             --
                                                                       -----------     -----------     -----------
Net (Decrease) Increase in Cash and Cash Equivalents.............         (632,000)      3,300,000      (7,373,000)
Cash and Cash Equivalents at Beginning of Year...................        8,189,000       4,889,000      12,262,000
                                                                       -----------     -----------     -----------
Cash and Cash Equivalents at End of Year.........................      $ 7,557,000     $ 8,189,000     $ 4,889,000
                                                                       ===========     ===========     ===========

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest...................................................      $ 6,734,000     $ 3,524,000     $ 2,129,000
                                                                       ===========     ===========     ===========
      Income taxes...............................................      $27,844,000     $20,067,000     $17,195,000
                                                                       ===========     ===========     ===========

                                   (Continued)


                                                                                    Fiscal Year Ended
                                                                     ----------------------------------------------
                                                                         Oct. 1,         Oct. 3,         Oct. 4,
                                                                          2000            1999            1998
                                                                     --------------  --------------  --------------
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
   In fiscal 2000, the Company purchased all of the capital stock of LC of Illinois, Inc., HFC Technologies, Inc., eXpert
      Wireless Solutions, Inc., 1261248 Ontario, Inc., FHC, Inc.,
      Rizzo Associates, Inc., Drake Contractors, Inc. and
      Wm. Bethlehem Trenching Ltd.   The Company also purchased
      certain assets of Edward A. Sears Associates.  In conjunction with these acquisitions, liabilities were assumed as follows:
          Fair value of assets acquired..........................      $ 59,653,000
          Cash paid..............................................       (29,466,000)
          Issuance of common stock and exchangeable stock........       (11,903,000)
          Purchase price payable                                         (1,500,000)
          Other acquisition costs................................          (730,000)
                                                                       ------------
              Liabilities assumed................................      $ 16,054,000
                                                                       ============

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
          Fair value of assets acquired..........................                      $110,616,000
          Cash paid..............................................                       (52,275,000)
          Issuance of common stock...............................                       (11,571,000)
          Purchase price payable                                                           (282,000)
          Other acquisition costs................................                          (965,000)
                                                                                       ------------
              Liabilities assumed................................                      $ 45,523,000
                                                                                       ============

   In fiscal 1998, the Company purchased all of the capital stock of
      C.D.C. Engineering, Inc., McNamee, Porter & Seeley, Inc. and
      the Sentrex Group of Companies.  The Company also purchased certain assets of Brown & Root, Inc. and Halliburton
      Corporation. In conjunction with these acquisitions,
      liabilities were assumed as follows:
          Fair value of assets acquired..........................                                      $  80,209,000
          Cash paid..............................................                                        (38,348,000)
          Issuance of common and exchangeable stock..............                                        (20,935,000)
          Other acquisition costs................................                                           (985,000)
                                                                                                       --------------
              Liabilities assumed................................                                      $  19,941,000
                                                                                                       =============

                                   (Concluded)

          See accompanying Notes to Consolidated Financial Statements.

                                TETRA TECH, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       FISCAL YEARS ENDED OCTOBER 1, 2000,
                       OCTOBER 3, 1999 AND OCTOBER 4, 1998

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

         FISCAL YEAR - The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 2000 and 1999 contained 52 weeks. Fiscal year 1998 contained 53 weeks.

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

         Net revenue under Federal government contracts and subcontracts accounted for approximately 29.1%, 39.1% and 48.7% of net revenue for the fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998, respectively.

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

         LONG-LIVED ASSETS - Management's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value.

         Intangible assets as of October 1, 2000 and October 3, 1999 consist principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of October 1, 2000 and October 3, 1999 was $17.8 million and $11.3 million, respectively.

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

         EARNINGS PER SHARE - Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary, the weighted average number of shares of redeemable preferred stock and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable on a one to one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock. The redeemable preferred stock had voting and dividend rights substantially similar to those of common. The redeemable preferred stock outstanding at September 28, 1997 was converted to common stock during the fiscal year ended October 4, 1998.

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

         CONCENTRATION OF CREDIT RISK - Financial instruments which subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 1, 2000, approximately 10.2% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which was amended by SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES. These Statements required derivatives to be measured at fair value and to be recorded as assets or liabilities on the balance sheet. The accounting for gains or losses resulting from changes in the fair values of those derivatives would be dependent upon the use of the derivative and whether it qualifies for hedge accounting. These Statements are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt these Statements in fiscal year 2001 and believe that the adoption of SFAS No. 133 and SFAS No. 138 will have no material impact on its results of operations or financial position.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, REVENUE RECOGNITION, which outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. SAB No. 101 requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with Accounting Principles Board (APB) Opinion No. 20, ACCOUNTING CHANGES. SAB No. 101, as amended, is effective no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company will adopt SAB No. 101 in fiscal year 2001. The Company believes its existing revenue recognition policies and procedures are in compliance with SAB No. 101, and that the adoption of SAB No. 101 will have no material impact on its results of operations or financial position.

2.       MERGERS AND ACQUISITIONS

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

         On March 2, 1998, Whalen Service Corps Inc. (WSC) agreed to participate in a partnership with Sentrex Cen-Comm and ANTEC Corporation to provide design, engineering, information management and construction services to support advanced communication system upgrades to the broadband information transport industries. The agreement required the purchase of certain assets of TANCO LLC from ANTEC Corporation for a price in cash of approximately $0.3 million. WSC initially held a 51% majority interest in Whalen/Sentrex LLC, a California limited liability company, while LAL Corp. held the remaining 49% minority interest.

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

         On September 22, 1998, the Company acquired, through its majority-owned subsidiary Tetra Tech Canada Ltd. (TtC), 100% of the capital stock of 1056584 Ontario Limited, 1056585 Ontario Limited, Venture Cable Limited, Cen-Comm Communications, Inc., Sentrex Electronics, Inc. and LAL Corp. (collectively, the Sentrex Group of Companies (SGOC)), providers of engineering and technical services to the cable television, telephony and data networking industries. The purchase was valued at approximately $19.2 million, consisting of cash and 920,354 shares of TtC exchangeable stock. The TtC exchangeable stock is exchangeable, share for share, subject to adjustment, for Company common stock as described in the related purchase agreement. Upon completion of the SGOC acquisition, the Company beneficially owns 100% of Whalen/Sentrex LLC.

         On February 26, 1999, the Company acquired 100% of the capital stock of McCulley, Frick & Gilman, Inc. (MFG), a provider of professional environmental science and consulting services to private-sector clients. The purchase was valued at approximately $8.1 million, as adjusted, consisting of cash and 237,413 shares of Company common stock, of which 5,923 shares were issued in October 1999 pursuant to the purchase price adjustment clause in the related purchase agreement.

         On May 7, 1999, the Company acquired 100% of the capital stock of Collins/Pina Consulting Engineers, Inc. (CPC), a provider of consulting engineering and related services primarily in Arizona. The purchase was valued at approximately $2.7 million, as adjusted, consisting of cash and 4,938 shares of Company common stock.

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

         On May 21, 1999, the Company acquired 100% of the capital stock of BAHA Communications, Inc. (BCI), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.6 million, consisted of 176,168 shares of Company common stock. Simultaneously with the acquisition, BCI assigned to its former owners accounts receivable having a net value of $1.0 million.

         On June 18, 1999, the Company acquired 100% of the capital stock of Utilities & C.C., Inc. (UCC), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.2 million, as adjusted, consisting of 144,482 shares of Company common stock, of which 6,552 shares were issued in October 1999 pursuant to the purchase price adjustment clause in the related purchase agreement.

         On June 25, 1999, the Company acquired 100% of the capital stock of ASL Consultants, Inc. (ASL), a provider of water and wastewater treatment, transportation, and other engineering services. The purchase was valued at approximately $10.1 million, consisting of cash.

         On June 30, 1999, the Company acquired 100% of the capital stock of L.M.W. Associates, Inc., Cosentini Associates, Inc. and Cobin, Inc., and 100% of the limited liability partnership interests of Cosentini Associates IL LLP, Cosentini Associates MA LLP, Cosentini Associates DC LLP and Cosentini Associates FL LLP (collectively, CAA). The purchase was valued at approximately $5.3 million, consisting of cash. Simultaneously with the acquisition, CAA assigned to its former owners accounts receivable having a gross value of $18.4 million.

         On September 3, 1999, the Company acquired 100% of the capital stock of PDR Engineers, Inc. (PDR), a provider of engineering consulting services to Federal, state and local government and private-sector clients. The purchase was valued at approximately $6.6 million, consisting of cash and 236,525 shares of Company common stock.

         On October 2, 1999, the Company acquired 100% of the capital stock of Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively, EUC), a provider of engineering and network services for cable TV and fiber optic networks in the Pacific Northwest Region of the U.S. The purchase was valued at approximately $11.8 million, consisting of cash.

         On October 25, 1999, the Company acquired 100% of the capital stock of LC of Illinois, Inc. and HFC Technologies, Inc. (collectively, LCI), a provider of engineering and network infrastructure services for cable television and fiber optic telephone networks including design, construction and maintenance capabilities for communications and information transport systems. The purchase was valued at approximately $1.6 million, consisting of cash.

         On March 30, 2000, Tetra Tech Engineers, P.C. acquired certain assets of Edward A. Sears Associates (ESA), a provider of engineering services to hospitals in New York. Concurrent with this transaction, the Company's subsidiary, Cosentini Associates, Inc., acquired certain non-licensed assets of ESA from Tetra Tech Engineers, P.C. The purchase was valued at approximately $0.4 million, and consisted of cash.

         On April 3, 2000, the Company acquired 100% of the capital stock of eXpert Wireless Solutions, Inc. (EWS), a provider of radio-frequency engineering and consulting services to the wireless communications industry. The purchase was valued at approximately $18.8 million, consisting of cash (of which $500,000 is dependent on operational performance) and 407,877 shares of Company common stock. Additionally, concurrently with the acquisition, EWS distributed to its former shareholders accounts receivable valued at approximately $1.8 million.

         On May 3, 2000, the Company, through its majority-owned subsidiary, Tetra Tech Canada Ltd., acquired 100% of the capital stock of 1261248 Ontario, Inc., which does business as Engineered Communications (ENG), a provider of engineering and network services for the wired communications industry in Ontario, Canada. The purchase was valued at approximately
$1.5 million, consisting of cash and 33,606 shares of exchangeable stock of the Company's majority-owned subsidiary.

         On May 17, 2000, the Company acquired 100% of the capital stock of FHC, Inc. (FHC), a provider of engineering consulting services primarily to the state and local governments in Oklahoma. The purchase was valued at approximately $5.2 million, consisting of cash and 56,334 shares of Company common stock.

         On May 24, 2000, the Company acquired 100% of the capital stock of Rizzo Associates, Inc. (RAI), a provider of engineering consulting services to state and local governments and commercial clients in the upper Northeast region of the U.S. This purchase was valued at approximately $10.3 million, consisting of cash and 112,436 shares of Company common stock.

         On June 16, 2000, the Company acquired 100% of the capital stock of Drake Contractors, Inc. (DCI), a provider of infrastructure installation and maintenance services primarily in Colorado. The purchase was valued at approximately $5.5 million, consisting of cash (of which $1.0 million is contingent on operational performance). Additionally, concurrent with the acquisition, DCI distributed to its former shareholders accounts receivable valued at approximately $2.1 million.

         On July 5, 2000, the Company, through its majority-owned subsidiary, Tetra Tech Canada Ltd., acquired 100% of the capital stock of Wm. Bethlehem Trenching Ltd. (BTL), a provider of infrastructure installation and maintenance services primarily in Ontario, Canada. The purchase was valued at approximately $0.3 million and consisted of cash.

         All of the acquisitions above have been accounted for as purchases and accordingly, the purchase prices of the businesses acquired have been allocated to the assets and liabilities acquired based upon their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets - Net in the accompanying condensed consolidated balance sheets. The Company historically valued stock exchanged in acquisitions based on extended restriction periods, high volatility in the trading price of the Company's common stock and other economic factors specific to the Company's circumstances. During the first three fiscal quarters of fiscal 2000 and all of fiscal 1999 and fiscal 1998, stock exchanged in acquisitions was discounted by 15%. The results of operations of each of the companies acquired have been included in the Company's financial statements from the effective acquisition dates.

         The effect of unaudited pro forma operating results of the LCI, ENG, ESA, DCI and BTL acquisitions, had they been acquired on October 5, 1998, is not material.

         The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired MFG, CPC, DCC, BCI, UCC, ASL, CAA, PDR, EUC, EWS, FHC and RAI on October 5, 1998:

                                                                      Fiscal Year Ended
                                                       ----------------------------------------------
                                                          Oct. 1, 2000               Oct. 3, 1999
                                                       --------------------       -------------------
Gross revenue                                             $823,125,000               $706,990,000
Income before income tax expense                            67,457,000                 57,179,000
Net income                                                  40,580,000                 32,020,000
Basic earnings per share                                  $       1.03               $       0.84
Diluted earnings per share                                        0.97                       0.79
Weighted average common shares outstanding:
     Basic                                                  39,305,000                 38,135,000
     Diluted                                                41,904,000                 40,526,000

3.       ACCOUNTS RECEIVABLE

         Accounts receivable consisted of the following at October 1, 2000 and October 3, 1999:

                                                                                 Oct. 1, 2000       Oct. 3, 1999
                                                                               ---------------    ---------------
        Billed accounts receivable....................................         $   158,992,000    $    95,465,000
                                                                               ---------------    ---------------

        Unbilled accounts receivable:
             Billable amounts not invoiced, amounts billable at
                stipulated stages of completion of contract work,
                and unbilled amounts pending negotiation or receipt
                of contract modifications.............................             119,478,000         84,230,000
             Costs and fee retention billable upon audit of total
                contract costs .......................................               4,232,000          5,282,000
                                                                               ---------------    ---------------

        Total unbilled accounts receivable ...........................             123,710,000         89,512,000
                                                                               ---------------    ---------------
        Billings in excess of costs on uncompleted contracts..........             (15,947,000)        (5,872,000)
                                                                               ---------------    ---------------

        Allowance for uncollectible accounts:
             Allowance for doubtful accounts..........................              (5,465,000)        (4,089,000)
             Allowance for disallowed costs ..........................              (1,608,000)        (4,440,000)
                                                                               ----------------   ---------------

        Total allowance for uncollectible accounts...................               (7,073,000)        (8,529,000)
                                                                               ---------------    ---------------

        Total ........................................................         $   259,682,000    $   170,576,000
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

         On September 15, 1995, the Company acquired Tetra Tech EM Inc. (EMI) which contracts with the Federal government. At the time of acquisition, audits had not been performed for years beyond 1986 and reserves for disallowances relating to those unaudited years were adjusted to reflect the estimated ultimate disallowances relating to those receivables. As of October 3, 1999, audits and negotiations relating to the EMI contracts for years 1987 through 1995 were complete, and cost disallowances as a result of these audits totaled approximately $4.4 million. Beyond the $4.4 million in cost disallowances, there remained uncollected receivables of $2.1 million. Although it was determined that the Company was entitled to payments, collectibility of such amounts was not assured as each Federal agency must obtain separate funding approval. The reserves established for these receivables exceeded the disallowances and the uncollected amounts by $1.75 million. Accordingly, this amount was taken into income in fiscal 1999. During fiscal 2000, the Company collected $2.0 million and reversed previously established reserves related to these receivables. As of October 1, 2000, substantially all of these outstanding receivables have been collected and all reserves relating to these receivables have been reversed.

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

         As of October 1, 2000, the Company had approximately $4.2 million under retainage provisions of contracts.

4.       INCOME TAXES

         Income tax expense for the fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998 consisted of the following:


                                                                    Fiscal Year Ended
                                                  -----------------------------------------------------
                                                      Oct. 1,             Oct. 3,              Oct. 4,
                                                       2000                1999                 1998
                                                  --------------      --------------       ------------
    Current:
       Federal............................        $  20,845,000       $  18,763,000        $  15,284,000
       State..............................            5,224,000           4,661,000            3,535,000
    Deferred .............................              708,000            (250,000)          (2,899,000)
                                                  -------------       -------------        -------------
    Total income tax expense..............        $  26,777,000       $  23,174,000        $  15,920,000
                                                  =============       =============        =============

         Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:

                                                                         Oct. 1,            Oct. 3,
                                                                          2000               1999
                                                                      -------------      -------------
    Allowance for doubtful accounts.............................      $   3,041,000      $   1,787,000
    Cash to accrual.............................................           (994,000)        (1,119,000)
    Accrued vacation............................................          1,871,000          2,189,000
    State taxes.................................................          1,337,000          1,477,000
    Prepaid expense.............................................           (514,000)          (307,000)
    Depreciation................................................         (2,317,000)        (1,047,000)
    Other.......................................................            127,000            279,000
                                                                      -------------      -------------
    Net deferred income tax asset...............................      $   2,551,000      $   3,259,000
                                                                      =============      =============

         Total income tax expense was different than the amount computed by applying the federal statutory rate as follows:


                                                                         Fiscal Year Ended
                                           --------------------------------------------------------------------------
                                                Oct. 1, 2000             Oct. 3, 1999             Oct. 4, 1998
                                           ---------------------    ----------------------    -----------------------
                                               Amount         %        Amount        %          Amount         %
                                           -------------   -----    ------------   -----      ------------   -----
Tax at federal statutory rate..........    $  23,527,000    35.0%   $ 18,301,000    35.0%     $ 12,777,000    35.0%
State taxes, net of federal benefit....        3,495,000     5.2       2,719,000      5.2        1,898,000     5.2
Tax credit.............................       (2,800,000)   (4.2)             --       --               --      --
Goodwill...............................        2,053,000     3.1       1,434,000      2.7          990,000     2.7
Other..................................          502,000     0.7         720,000      1.4          255,000     0.7
                                           -------------   -----    ------------   -----      ------------   -----
Total income tax expense...............    $  26,777,000    39.8%   $ 23,174,000     44.3%    $ 15,920,000    43.6%
                                           =============   =====    ============    =====    =============   =====

5.       LONG-TERM OBLIGATIONS

         The Company has a credit agreement (as amended, the "Credit Agreement") with a bank to support its working capital and acquisition needs. The Credit Agreement provides a revolving credit facility of $150.0 million and matures on March 17, 2005 or earlier at the discretion of the Company upon payment in full of loans and other obligations.

         Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings under the Credit Agreement at October 1, 2000 was 7.71%.

         Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of the Company's subsidiaries.

         The Credit Agreement contains various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

         As of October 1, 2000, outstanding borrowings totaled $110.0 million and standby letters of credit totaled $1.7 million.

         At October 1, 2000, approximately $1.5 million of additional debt existed from acquired companies. The weighted average interest rate on these outstanding borrowings at October 1, 2000 was 7.99%. This debt is primarily related to pre-acquisition borrowings to facilitate equipment purchases. The Company intends to repay these amounts prior to the end of their term and terminate all such agreements.

6.       STOCKHOLDERS' EQUITY

         In February 1999, the Company, along with certain selling stockholders, offered a total of 3,968,750 shares of its common stock through a public offering. The Company offered 1,250,000 shares and received approximately $22.2 million in net proceeds which were used for the partial repayment of outstanding indebtedness under the Company's revolving credit facility.

         In connection with the ENG and SGOC acquisitions, the Company issued an aggregate of 953,960 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company's delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, plus
(b) a dividend amount or dividend shares, if any. The Exchangeable Shares cannot be put back to the Company for cash.

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

         Pursuant to the Company's 1992 Stock Option Plan for Nonemployee Directors, non-employee directors may be granted options to purchase an aggregate of 143,047 shares of the Company's common stock at prices not less than the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

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

         During the three years in the period ended October 1, 2000, option activity was as follows:


                                                                     Number          Weighted Average
                                                                   of Options         Exercise Price
                                                                  --------------      ---------------
            Balance, September 28, 1997.....................          2,922,968          $       7.46
                 Granted....................................            711,957                 13.51
                 Exercised..................................           (440,331)                 5.94
                 Cancelled..................................           (234,007)                10.09
                                                                   ------------          ------------

            Balance, October 4, 1998........................          2,960,587                  8.94
                 Granted....................................            899,284                 16.51
                 Exercised..................................           (289,972)                 6.63
                 Cancelled..................................           (189,386)                11.02
                                                                   ------------          ------------

            Balance, October 3, 1999........................          3,380,513                 11.27
                 Granted....................................            709,722                 12.88
                 Exercised..................................           (645,106)                 8.84
                 Cancelled..................................           (106,824)                15.03
                                                                   ------------          ------------

            Outstanding at October 1, 2000..................          3,338,305          $      11.96
                                                                   ------------          ------------

            Exercisable at October 1, 2000..................          1,660,664          $       9.45
                                                                   ------------          ------------

         The following table summarizes information concerning currently outstanding and exercisable options:


                                              Options Outstanding                      Options Exercisable
                                -----------------------------------------------     -----------------------------
                                                  Weighted
                                                   Average          Weighted                           Weighted
                                                  Remaining          Average                            Average
         Range of Exercise        Number         Contractual        Exercise          Number           Exercise
              Prices            Outstanding      Life (Yrs.)          Price         Exercisable          Price
         -----------------      -----------      -----------        --------        -----------        --------
           $0.75 -   $0.94           24,152              0.73       $   0.93             24,152        $   0.93
           $2.56 -   $3.82           84,413              2.09           3.44             84,413            3.44
           $4.27 -   $6.31          444,596              3.75           5.23            444,596            5.23
           $7.10 -  $10.43          797,508              6.03           9.43            636,560            9.34
          $10.91 -  $15.84        1,216,299              8.20          12.37            310,162           13.34
          $16.50 -  $24.50          770,437              8.64          19.07            160,761           18.49
          $25.56 -  $26.88              900              9.86          26.29                 --              --
         -----------------      -----------      ------------       --------        -----------        --------
          $0.75  -  $26.88        3,338,305              6.98       $  11.96          1,660,644        $   9.45
         =================      ===========      ============       ========        ===========        ========

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


                                                                    Fiscal Year Ended
                                                       --------------------------------------------
                                                       Oct. 1, 2000    Oct. 3, 1999    Oct. 4, 1998
                                                       ------------    ------------    ------------
Net income-as reported..............................   $ 40,442,000    $ 29,115,000    $ 20,586,000
Net income-pro forma................................     36,324,000      27,004,000      18,945,000
Basic earnings per share-as reported................   $       1.04    $       0.78    $       0.59
Diluted earnings per share-as reported..............           0.97            0.74            0.56
Basic earnings per share-pro forma..................           0.93            0.73            0.54
Diluted earnings per share-pro forma................           0.87            0.68            0.52

         The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2000, 1999 and 1998 are $5.48, $6.59 and $4.90, respectively. The following assumptions were used in completing the model:


                                                                    Fiscal Year Ended
                                                       --------------------------------------------
                                                       Oct. 1, 2000    Oct. 3, 1999    Oct. 4, 1998
                                                       ------------    ------------    ------------
Dividend yield......................................            0.0%            0.0%            0.0%
Expected volatility.................................           46.5%           42.2%           42.5%
Risk-free rate of return, annual....................            7.7%            6.4%            6.4%
Expected life.......................................       3.51 yrs.       3.26 yrs.       3.11 yrs.

7.       EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:


                                                                              Fiscal Year Ended
                                                                 --------------------------------------------
                                                                    Oct. 1,         Oct. 3,        Oct. 4,
                                                                     2000            1999           1998
                                                                 ------------    ------------    ------------



Numerator--
   Net income...............................................     $ 40,442,000    $ 29,115,000    $ 20,586,000
                                                                 ------------    ------------    ------------

Denominator--
     Denominator for basic earnings per share--
        weighted average shares.............................       39,003,000      37,159,000      34,962,000

   Effect of dilutive securities:
        Stock options.......................................        1,601,000       1,320,000       1,300,000
        Redeemable preferred stock..........................               --              --         189,000
        Exchangeable stock of a subsidiary..................          998,000       1,071,000          37,000
                                                                 ------------    ------------    ------------
   Dilutive potential common shares.........................        2,599,000       2,391,000       1,526,000

     Denominator for diluted earnings per share--
        adjusted weighted average shares and
          assumed conversions...............................       41,602,000      39,550,000      36,488,000
                                                                 ============    ============    ============

Basic earnings per share....................................     $       1.04    $       0.78    $       0.59
                                                                 ============    ============    ============

Diluted earnings per share..................................     $       0.97    $       0.74    $       0.56
                                                                 ============    ============    ============


8.       LEASES

         The Company leases land, buildings and equipment under various operating leases. Rent expense under all operating leases was approximately $28.3 million, $20.6 million and $13.4 million for the fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:


      2001.........................................    $ 22,087,000
      2002.........................................      18,328,000
      2003.........................................      14,215,000
      2004.........................................      11,391,000
      2005.........................................       8,942,000
      Thereafter...................................      18,329,000
                                                       ------------
      Total........................................    $ 93,292,000
                                                       ============

9.       RETIREMENT PLANS

         The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998, employer contributions relating to the plans were approximately $7.2 million, $6.4 million and $4.0 million, respectively.

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

11.      OPERATING SEGMENTS

         The Company's management has organized its operations into three operating segments: Resource Management, Infrastructure, and Communications. The Resource Management operating segment provides specialized environmental engineering and consulting services primarily relating to water quality and water availability to both public and private organizations. The Infrastructure operating segment provides engineering services to provide additional development, as well as upgrading and replacement of existing infrastructure to both public and private organizations. The Communications operating segment provides a comprehensive set of services including network planning, engineering, site acquisition, construction and construction management, and operations and maintenance services to telecommunications companies, wireless service providers and cable operators. Management has established these operating segments based upon the services provided, the different marketing strategies, and the specialized needs of the clients. The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties, that is, by applying a negotiated fee onto the cost of the services performed. Management evaluates the performance of these operating segments based upon their respective income from operations before the effect of any acquisition-related amortization and any fee from inter-segment sales and transfers.

         The following tables set forth (in thousands) summarized financial information on the Company's reportable segments:

Reportable Segments:


                                                Resource
Fiscal year ended October 1, 2000              Management    Infrastructure   Communications       Total
                                               ----------    --------------   --------------     ----------
    Gross Revenue..........................    $  374,875      $  236,922       $  207,936       $  819,733
    Net Revenue............................       246,851         190,269          153,360          590,480
    Income from Operations.................        32,901          20,866           28,020           81,787
    Depreciation Expense...................         1,670           2,514            2,806            6,990
    Segment Assets.........................       175,571          75,043           86,702          337,316


                                                Resource
Fiscal year ended October 3, 1999              Management    Infrastructure   Communications       Total
                                               ----------    --------------   --------------     ----------
    Gross Revenue.........................     $  340,955      $  135,589       $  102,378       $  578,922
    Net Revenue...........................        231,518         111,776           88,765          432,059
    Income from Operations................         30,147          15,703           14,905           60,755
    Depreciation Expense..................          1,446           4,430            1,565            7,441
    Segment Assets........................        154,375          48,633           44,444          247,452


                                                Resource
Fiscal year ended October 4, 1998              Management    Infrastructure   Communications       Total
                                               ----------    --------------   --------------     ----------
    Gross Revenue.........................     $  279,582      $   56,464       $   54,739       $  390,785
    Net Revenue...........................        198,701          47,174           51,084          296,959
    Income from Operations................         24,572           8,337            9,967           42,876
    Depreciation Expense..................          1,851           1,101              530            3,482
    Segment Assets........................        124,951          20,329           24,931          170,211
Reconciliations:


                                                                                 Fiscal Year Ended
                                                              ----------------------------------------------------
                                                                 Oct. 1, 2000      Oct. 3, 1999       Oct. 4, 1998
                                                              ----------------  -----------------  ---------------
GROSS REVENUE
    Gross revenue from reportable segments..................    $   819,733       $   578,922        $   390,785
    Elimination of inter-segment revenue....................        (32,796)          (15,850)           (11,237)
    Other revenue...........................................          7,641             3,418              3,386
                                                                -----------       -----------        -----------
        Total consolidated gross revenue....................    $   794,578       $   566,490        $   382,934
                                                                ===========       ===========        ===========

NET REVENUE
    Net revenue from reportable segments....................    $   590,480       $   432,059        $   296,959
    Other revenue...........................................          7,641                21                638
                                                                -----------       -----------        -----------
        Total consolidated net revenue......................    $   598,121       $   432,080        $   297,597
                                                                ===========       ===========        ===========

INCOME FROM OPERATIONS
    Income from operations of reportable segments...........    $    81,787       $    60,755        $    42,876
    Elimination of inter-segment income.....................         (2,069)             (730)            (1,286)
    Other income............................................            990               240              1,191
    Amortization of intangibles.............................         (6,463)           (4,841)            (2,968)
                                                                -----------       -----------        -----------
        Total consolidated income from operations...........    $    74,245       $    55,424        $    39,813
                                                                ===========       ===========        ===========

TOTAL ASSETS
    Total assets from reportable segments...................    $   337,316       $   247,452        $   170,211
    Goodwill not allocated to segments......................        190,452           160,686            108,638
    Elimination of inter-segment assets.....................         (1,730)          (27,660)           (12,239)
                                                                -----------       -----------        -----------
        Total consolidated total assets.....................    $   526,038       $   380,478        $   266,610
                                                                ===========       ===========        ===========


GEOGRAPHIC INFORMATION:


                                                                      Fiscal Year Ended
                            ----------------------------------------------------------------------------------------------
                                    Oct. 1, 2000                      Oct. 3, 1999                    Oct. 4, 1998
                            ---------------------------       ---------------------------       --------------------------
                                Net         Long-Lived            Net         Long-Lived            Net         Long-Lived
                            Revenue (a)     Assets (b)        Revenue (a)     Assets (b)        Revenue (a)     Assets (b)
                            -----------     -----------       -----------     -----------       -----------     ----------
United States.............  $   579,593     $   229,098       $   417,983     $   185,408       $   288,020     $ 124,278
Foreign countries.........       18,528              --            14,097              --             9,577            --


(a) Net revenue is attributed to countries based on the location of work performed.

(b)  Long-lived assets include non-current assets of the Company.

MAJOR CLIENTS

         The Company's net revenue attributable to the U.S. Federal government was approximately $174.2 million, $169.3 million and $144.4 million for fiscal years ended October 1, 2000, October 3, 1999 and October 4, 1998, respectively. Both the Resource Management and Infrastructure operating segments report revenue from the U.S. government.

12.      QUARTERLY FINANCIAL INFORMATION - UNAUDITED

         In the opinion of management, the following unaudited quarterly data for the fiscal years ended October 1, 2000 and October 3, 1999 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)


                                                  First         Second          Third         Fourth
Fiscal Year 2000                                 Quarter        Quarter        Quarter        Quarter
----------------                                 -------        -------        -------        -------
Gross revenue................................   $ 170,241      $ 177,581      $ 203,795       $ 242,961
Net revenue..................................     129,171        138,846        156,468         173,636
Gross profit.................................      28,754         29,284         40,202          47,009
Income from operations.......................      14,733         15,980         19,673          23,859
Net income...................................       7,563          8,124          9,920          14,835(a)
Basic earnings per share.....................   $    0.20      $    0.21      $    0.25       $    0.37
Diluted earnings per share ..................        0.19           0.20           0.24            0.35
Weighted average common shares
   outstanding:
     Basic...................................      38,453         38,550         39,287          39,721
     Diluted.................................      40,418         41,140         42,104          42,590


                                                  First         Second          Third         Fourth
Fiscal Year 1999                                 Quarter        Quarter        Quarter        Quarter
----------------                                 -------        -------        -------        -------
Gross revenue................................   $ 113,973      $ 128,083      $ 157,091       $ 167,343
Net revenue..................................      89,245         96,955        120,739         125,141
Gross profit.................................      19,058         22,553         32,550          30,583
Income from operations.......................      10,187         11,869         15,599          17,769
Net income...................................       5,427          6,462          8,503           8,723
Basic earnings per share.....................   $    0.15      $    0.18      $    0.22       $    0.23
Diluted earnings per share ..................        0.14           0.16           0.21            0.22
Weighted average common shares
   outstanding:
     Basic...................................      35,820         36,793         37,801          38,223
     Diluted.................................      38,387         39,263         40,145          40,404

--------------------------
(a) Includes a tax credit of $2.8 million.

                             SECURITIES INFORMATION


         Tetra Tech's common stock is traded on the Nasdaq Stock Market under the symbol TTEK (formerly, WATR). There were 1,911 stockholders of record as of December 15, 2000. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices for the common stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables.

          FISCAL YEAR 2000                  HIGH               LOW
          ----------------                  ----               ---

          First Quarter                   $ 17.63          $ 10.50
          Second Quarter                    28.25            13.38
          Third Quarter                     26.50            15.94
          Fourth Quarter                    31.44            21.13

          FISCAL YEAR 1999                  HIGH               LOW
          ----------------                  ----               ---

          First Quarter                   $ 22.40          $ 12.50
          Second Quarter                    21.50            13.70
          Third Quarter                     20.70            15.20
          Fourth Quarter                    20.00            13.50