Form 10-K, Exhibit 13
period 2001-09-30
TETRA TECH INC
filed 2001-12-31
CIK 831641

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

FINANCIAL HIGHLIGHTS

	Fiscal Year Ended
	Sept. 30, 2001(3)	Oct. 1, 2000(4)	Oct. 3, 1999(5)	Oct. 4, 1998	Sept. 28, 1997
	(in thousands, except per share data)
Gross revenue	$973,944	$794,578	$566,490	$382,934	$246,767
Net revenue	730,064	598,121	432,080	297,597	190,791
Income from operations	49,242	74,245	55,424	39,813	24,599
Net income	30,825	40,442	29,115	20,586	14,256
Basic earnings per share(1)	0.61	0.83	0.63	0.47	0.39
Diluted earnings per share(1)	0.57	0.78	0.59	0.45	0.37
Weighted average common shares outstanding:(1)
Basic	50,939	48,754	46,449	43,703	36,518
Diluted	54,166	52,003	49,438	45,610	38,525
Net cash flow from operating activities(2)	44,274	(12,188)	30,258	(6,620)	1,144
Working capital	192,991	154,341	86,313	77,049	42,539
Total assets	607,221	526,038	380,478	266,610	159,513
Long-term obligations, excluding current portion	111,779	85,532	37,289	33,546	—
Stockholders' equity	372,146	297,907	234,432	167,781	107,641

(1)
Reflects the effect, on a retroactive basis, of the 5-for-4 stock split, effected in the form of a 25% stock dividend, in December 2001.

(2)
Net cash flow from operating activities was reduced by $5.2 million, $10.7 million, $9.3 million, $10.3 million and $15.6 million for the fiscal years ended September 30, 2001, October 1, 2000, October 3, 1999, October 4, 1998 and September 28, 1997, respectively, as a result of our assignment of accounts receivable to the former owners of certain acquired companies.

(3)
Income from operations was negatively impacted by a charge in the amount of $38.3 million, or $23.4 million on an after-tax basis, to provide a reserve for an account debtor. In addition, income tax expense was favorably impacted by tax credits for prior years of $7.0 million.

(4)
Revenue and income from operations were favorably impacted by reserve reversals in the amount of $2.0 million, or $1.16 million on an after-tax basis. In addition, income tax expense was favorably impacted by tax credits for prior years of $1.46 million.

(5)
Revenue and income from operations were favorably impacted by reserve reversals in the amount of $1.75 million, or $0.98 million on an after-tax basis.

SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended
	Sept. 30, 2001(2)	Oct. 1, 2000(3)	Oct. 3, 1999(4)	Oct. 4, 1998(5)	Sept. 28, 1997(6)
	(in thousands, except per share data)
Statements of Income Data
Gross revenue	$973,944	$794,578	$566,490	$382,934	$246,767
Subcontractor costs	243,880	196,457	134,410	85,337	55,976

Net revenue	730,064	598,121	432,080	297,597	190,791
Cost of net revenue	559,474	452,872	327,336	223,871	141,019

Gross profit	170,590	145,249	104,744	73,726	49,772
Selling, general and administrative expenses	121,348	71,004	49,320	33,913	25,173

Income from operations	49,242	74,245	55,424	39,813	24,599
Net interest expense	8,543	7,026	3,135	1,910	20

Income before minority interest and income tax expense	40,699	67,219	52,289	37,903	24,579
Minority interest	—	—	—	1,397	—

Income before income tax expense	40,699	67,219	52,289	36,506	24,579
Income tax expense	9,874	26,777	23,174	15,920	10,323

Net income	$30,825	$40,442	$29,115	$20,586	$14,256

Basic earnings per share(1)	$0.61	$0.83	$0.63	$0.47	$0.39

Diluted earnings per share(1)	$0.57	$0.78	$0.59	$0.45	$0.37

Weighted average common shares outstanding:(1)
Basic	50,939	48,754	46,449	43,703	36,518

Diluted	54,166	52,003	49,438	45,610	38,525

	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999	Oct. 4, 1998	Sept. 28, 1997
	(in thousands)
Balance Sheet Data
Working capital	$192,991	$154,341	$86,313	$77,049	$42,539
Total assets	607,221	526,038	380,478	266,610	159,513
Long-term obligations, excluding current portion	111,779	85,532	37,289	33,546	—
Stockholders' equity	372,146	297,907	234,432	167,781	107,641

(1)
Reflects the effect, on a retroactive basis, of the 5-for-4 stock split, effected in the form of a 25% stock dividend, in December 2001.

(2)
Income from operations was negatively impacted by a charge in the amount of $38.3 million, or $23.4 million on an after-tax basis, to provide a reserve for an account debtor. Additionally, income tax expense was favorably impacted by tax credits for prior years of $7.0 million. Further, we have included the results of operations and financial positions of Rocky Mountain Consultants, Inc. (acquired December 21, 2000), Wahco Construction, Inc. (acquired March 2, 2001), Williams, Hatfield & Stoner, Inc. (acquired March 30, 2001), Vertex Engineering Services, Inc. (acquired May 21, 2001), Maxim Technologies, Inc. (acquired May 25, 2001), Commonwealth Technology, Inc. (acquired June 1, 2001), The Design Exchange Architects, Inc. (acquired June 27, 2001), Western Utility Contractors, Inc.

  and Western Utility Cable, Inc. (collectively acquired June 29, 2001), Shepherd Miller, Inc. (acquired September 26, 2001) and Sciences International, Inc. (acquired September 26, 2001) from the effective acquisition dates.

(3)
Included in our revenue and income from operations is $2.0 million, or $1.16 million on an after-tax basis, relating to certain reserve reversals. Additionally, income tax expense was favorably impacted by tax credits for prior years of $1.46 million. Further, we have included the results of operations and financial positions of LC of Illinois, Inc. and HFC Technologies, Inc. (collectively acquired October 25, 1999), Edward A. Sears Associates (acquired March 30, 2000), eXpert Wireless Solutions, Inc. (acquired April 3, 2000), 1261248 Ontario, Inc., which does business as Engineered Communications (acquired May 3, 2000), FHC, Inc. (acquired May 17, 2000), Rizzo Associates, Inc. (acquired May 24, 2000), Drake Contractors, Inc. (acquired June 16, 2000) and Wm. Bethlehem Trenching Ltd. (acquired July 5, 2000) from the effective acquisition dates.

(4)
Included in our revenue and income from operations is $1.75 million, or $0.98 million on an after-tax basis, relating to certain reserve reversals. Further, we have included the results of operations and financial positions of MFG, Inc. (formerly McCulley, Frick & Gilman, Inc., acquired February 26, 1999), Collins/Piña Consulting Engineers, Inc. (acquired May 7, 1999), D.E.A. Construction Company (acquired May 19, 1999), BAHA Communications, Inc. (acquired May 21, 1999), Utilities & C.C., Inc. (acquired June 18, 1999), ASL Consultants, Inc. (acquired June 25, 1999), Cosentini Associates, Inc. (formerly partnership interests and certain companies affiliated with Cosentini Associates LLP, acquired June 30, 1999), PDR Engineers, Inc. (acquired September 3, 1999) and Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively acquired October 2, 1999) from the effective acquisition dates.

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

(6)
We have included the results of operations and financial positions of IWA Engineers (acquired December 11, 1996 and subsequently merged into Tetra Tech,  Inc. on July 29, 1999), FLO Engineering, Inc. (acquired December 20, 1996 and subsequently merged into Tetra Tech, Inc. on July 29, 1999), SCM Consultants, Inc. (acquired March 19, 1997), Whalen & Company, Inc. and Whalen Service Corps Inc. (collectively acquired June 11, 1997) and CommSite Development Corporation (acquired July 11, 1997 and subsequently merged into Whalen & Company, Inc. on January 4, 1999) from the effective acquisition dates.

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

    Since our initial public offering in December 1991, we increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. From fiscal 1991 through fiscal 2001, we generated a net revenue compounded annual growth rate of approximately 34.4% and achieved a net income compounded annual growth rate of approximately 29.4%, or 35.0% excluding charges and credits, as discussed in the following results of operations.

    We derive our revenue from fees from professional services. Our services are billed under various types of contracts with our clients, including:

  •
  fixed-price;
  •
  fixed-rate time and materials;
  •
  cost-reimbursement plus fixed fee; and
  •
  cost-reimbursement plus fixed and award fee.

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

    Our cost of net revenue includes professional compensation and certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our selling, general and administrative (SG&A) expenses are comprised primarily of our corporate headquarters' costs related to the executive offices, corporate accounting, information technology, marketing, and bid and proposal costs. These costs are generally unrelated to specific client projects. Included in our fiscal 2001 SG&A expense is a charge to provide a reserve for an account debtor as discussed in the following results of operations. We also include amortization of certain intangible assets resulting from acquisitions in SG&A expenses.

    We provide services to a diverse base of Federal, state and local government agencies, and private and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:

	Percentage of Net Revenue
Client	Fiscal 2001	Fiscal 2000	Fiscal 1999
Federal government	24.5%	29.1%	39.1%
State and local governments	18.1	16.3	16.3
Private	54.2	51.4	41.3
International	3.2	3.2	3.3

Total	100.0%	100.0%	100.0%

    We manage our business in three operating segments: Resource Management, Infrastructure and Communications. The following table presents, for the periods indicated, the approximate percentage of net revenue attributable to the operating segments:

	Percentage of Net Revenue
Operating Segment	Fiscal 2001	Fiscal 2000	Fiscal 1999
Resource Management	40.0%	41.3%	53.6%
Infrastructure	34.0	31.8	25.9
Communications	25.3	25.6	20.5
Other revenue	0.7	1.3	0.0

Total	100.0%	100.0%	100.0%

    Our revenue and operating results fluctuate from quarter to quarter as a result of a number of factors, such as:

  •
  The seasonality of the spending cycle of our public sector clients and the spending patterns of our private sector clients;
  •
  Employee hiring and utilization rates;
  •
  The number and significance of client engagements commenced and completed during a quarter;
  •
  Creditworthiness and solvency of clients;
  •
  Delays incurred in connection with an engagement;
  •
  The ability of clients to terminate engagements without penalties;
  •
  The size and scope of engagements;
  •
  The timing of expenses incurred for corporate initiatives;
  •
  The timing and size of the return on investment capital; and
  •
  General economic or political conditions.

Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses.

Recent Acquisitions

    As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 2001, we purchased 11 companies in the following ten transactions:

    Rocky Mountain Consultants, Inc.—In December 2000, we acquired Rocky Mountain Consultants, Inc. (RMC). The purchase was valued at approximately $15.2 million. RMC, a Colorado-

based engineering services firm, provides water-related engineering and facility development services to state and local governments and private clients primarily in the western and midwestern regions of the United States.

    Wahco Construction, Inc.—In March 2001, we acquired Wahco Construction, Inc. (WCI). The purchase was valued at approximately $0.8 million. WCI, a Washington-based field services firm, provides network and field services to utility and communications companies primarily in the northwestern region of the United States.

    Williams, Hatfield & Stoner, Inc.—In March 2001, we acquired Williams, Hatfield & Stoner, Inc. (WHS). The purchase was valued at approximately $9.1 million. WHS, a Florida-based engineering services firm, provides civil engineering, planning and environmental services to state and local governments and private clients primarily in the southeastern region of the United States.

    Vertex Engineering Services, Inc.—In May 2001, we acquired Vertex Engineering Services, Inc. (VES). The purchase was valued at approximately $10.4 million. VES, a Massachusetts-based engineering services firm, provides environmental, engineering and consulting services with full general construction capabilities and specializes in surety and insurance construction management throughout the United States.

    Maxim Technologies, Inc.—In May 2001, we acquired Maxim Technologies, Inc. (MTI). The purchase was valued at approximately $14.0 million. MTI, a Texas-based professional consulting firm, provides engineering and environmental services to a variety of clients throughout the United States.

    Commonwealth Technology, Inc.—In June 2001, we acquired certain assets of Commonwealth Technology, Inc. (CTI). The purchase was valued at approximately $3.6 million. CTI, a Kentucky-based environmental and infrastructure engineering and consulting firm, provides civil, environmental and industrial engineering services to state and local governments and private clients primarily in the southeastern region of the United States.

    The Design Exchange Architects, Inc.—In June 2001, we acquired The Design Exchange Architects, Inc. (DXA). The purchase was valued at approximately $1.3 million. DXA, a Delaware-based architectural firm, provides architectural, planning and interior design services to private clients throughout the eastern region of the United States.

    Western Utility Contractors, Inc.—In June 2001, we acquired Western Utility Contractors, Inc. and Western Utility Cable, Inc. (collectively, WUC). The purchase was valued at approximately $15.6 million. WUC, an Illinois-based engineering, design and construction firm, provides walkout, design and construction of coaxial and fiber-optic related infrastructure to private clients primarily in the midwestern region of the United States.

    Shepherd Miller, Inc.—In September 2001, we acquired, through our wholly-owned subsidiary, MFG, Inc., certain assets of Shepherd Miller, Inc. (SMI). The purchase was valued at approximately $2.5 million. SMI, a Colorado-based environmental and engineering consulting firm, provides solutions to mining environmental and operational problems throughout the United States.

    Sciences International, Inc.—In September 2001, we acquired Sciences International, Inc. (SII). The purchase was valued at approximately $5.1 million. SII, a Virginia-based consulting firm, provides health and environmental risk assessment services to private industries, governments and law firms throughout the United States.

Results of Operations

    Our results of operations for fiscal years 2001, 2000 and 1999 reflected certain charges and credits infrequently encountered in our normal recurring operations. Fiscal 2001 results included a charge to provide a reserve for an account debtor that filed for Chapter 11 protection under the U.S. Bankruptcy

Code. The amount of this charge, on a pre-tax basis, was $38.3 million and was included in SG&A expense. Based upon our current effective tax rate of 39%, this charge had an adverse impact on our net income of $23.4 million. Additionally, fiscal 2001 results included the favorable impact of $7.0 million in income tax credits relating to prior years. Fiscal 2000 and 1999 results included the favorable impact of certain pre-acquisition reserve reversals in the amounts of $2.0 million and $1.75 million, respectively. These amounts were included in revenue and had a net income effect of $1.2 million and $1.0 million, respectively, in fiscal 2000 and 1999. Fiscal 2000 results were also favorably impacted by income tax credits relating to prior years of $1.5 million. Unless otherwise noted, for comparability purposes, the following discussion of our results of operations excludes these items. The actual results, including these items, are reflected in the Consolidated Financial Statements and the notes thereto.

    The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:

	Percentage of Net Revenue
	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Net revenue	100.0%	100.0%	100.0%
Cost of net revenue	76.6	76.0	76.1

Gross profit	23.4	24.0	23.9
Selling, general and administrative expenses	11.4	11.9	11.4

Income from operations	12.0	12.1	12.5
Net interest expense	1.2	1.2	0.8

Income before income tax expense	10.8	10.9	11.7
Income tax expense	4.4	4.6	5.2

Net income	6.4%	6.3%	6.5%

Fiscal 2001 Compared to Fiscal 2000

    Net Revenue.  Net revenue increased $133.9 million, or 22.5%, to $730.1 million in fiscal 2001 from $596.1 million in fiscal 2000. As previously noted, the fiscal 2000 results exclude for comparability purposes the favorable reserve reversal of $2.0 million. Including this revenue, net revenue increased $131.9 million, or 22.1%. All three business segments and all four client sectors continued to show net revenue increases in actual dollars. Our Resource Management business area recognized growth in its net revenue of 19.4%. This growth was primarily attributable to growth in our water and waste management business coupled with the fiscal 2001 acquisitions. Our Infrastructure business area recognized net revenue growth of 30.3% due to the expansion of our infrastructure services throughout the United States, as well as our fiscal 2001 acquisitions. Although the net revenue growth in our Communications business area has declined from growth levels we experienced in the past, we still achieved a 20.4% net revenue growth in this area. Net revenue provided by our Federal government clients increased by 3.9%, while net revenue from our state and local government, commercial and international clients increased 35.8%, 28.8% and 20.4%, respectively. We segregate from our total revenue, revenue derived from companies acquired during the current fiscal year as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic revenue is measured as total revenue less any acquisitive revenue. Net revenue provided by companies acquired during fiscal 2001 totaled $51.8 million. Excluding this net revenue, we realized 13.8% growth in our net revenue from fiscal 2000 to fiscal

2001. Acquisitive net revenue for fiscal 2001 totaled $84.2 million. Excluding this net revenue, we realized organic growth in our net revenue of 8.4%.

    Gross revenue increased $181.4 million, or 22.9%, to $973.9 million from $792.6 million in fiscal 2000. As a percentage of gross revenue, subcontractor costs were 25.0% in fiscal 2001 as compared to 24.8% in fiscal 2000. Including the fiscal 2000 favorable reserve reversal of $2.0 million, gross revenue increased $179.4 million, or 22.6%.

    Cost of Net Revenue.  Cost of net revenue increased $106.6 million, or 23.5%, to $559.5 million in fiscal 2001 from $452.9 million in fiscal 2000. As a percentage of net revenue, cost of net revenue increased slightly to 76.6% in fiscal 2001 from 76.0% in fiscal 2000. Professional compensation, the largest component of our cost of net revenue, rose as the number of employees, measured as full-time equivalents, increased by 700, or 11.4%, to 6,820 in fiscal 2001 from 6,120 in fiscal 2000. Excluding the 938 employees provided from acquired companies, we had a reduction in our number of full-time equivalent employees. Gross profit increased $27.3 million, or 19.1%, to $170.6 million in fiscal 2001 from $143.2 million in fiscal 2000. As a percentage of net revenue, gross profit decreased to 23.4% in fiscal 2001 from 24.0% in fiscal 2000.

    Selling, General and Administrative Expenses.  SG&A expenses, exclusive of amortization expense, increased $9.3 million, or 14.4%, to $73.9 million in fiscal 2001 from $64.5 million in fiscal 2000. As a percentage of net revenue, SG&A expenses decreased to 10.1% in fiscal 2001 from 10.8% in fiscal 2000. Including the $38.3 million charge that was taken in the third quarter of fiscal 2001 to provide for a reserve for an account debtor, our SG&A expenses increased $47.6 million, or 73.8%, to $112.2 million in fiscal 2001 from $64.5 million in fiscal 2000. Our SG&A expenses vary as a result of corporate initiatives such as business development and upgrade of the corporate business systems, as well as other discretionary spending. Fiscal 2000 reflected higher proportional costs in these areas. Our SG&A expenses will continue to vary due to the timing and magnitude of discretionary expenditures. The amortization expense related to acquisitions increased $2.7 million, or 42.2%, to $9.2 million in fiscal 2001 from $6.5 million in fiscal 2000.

    Net Interest Expense.  Net interest expense increased $1.5 million, or 21.6%, to $8.5 million in fiscal 2001 from $7.0 million in fiscal 2000. This increase was primarily attributable to higher borrowings on our credit facility and our private placement of fixed-rate senior secured notes to fund working capital and investing needs of acquisitions, offset by decreases in interest rates. In fiscal 2001, borrowings on our credit facility and senior secured notes averaged $130.9 million at a weighted average interest rate of 7.1% compared to $95.4 million at a weighted average interest rate of 7.4% on our credit facility in fiscal 2000. In addition, interest income increased $0.8 million or 231.3%, to $1.1 million in fiscal 2001 from $0.3 million in fiscal 2000. This increase was primarily attributable to higher cash and cash equivalent balances and interest related to anticipated tax refunds.

    Income Tax Expense.  Income tax expense increased $4.4 million, or 16.2%, to $31.8 million in fiscal 2001 from $27.4 million in fiscal 2000. This increase was due to higher income before income tax expense. Beginning in fiscal 2000, we performed an extensive review of our effective tax rate and tax position. During the fourth quarter of fiscal 2000, based upon estimates of credits, primarily research and experimentation credits as provided under the Internal Revenue Code, we realized a reduction in our then current effective tax rate from 44.3% to 42.0%. These credits were also available for prior years. During fiscal 2001, we further refined our estimates and determined that our current effective tax rate is approximately 39.0%. Accordingly, we amended our fiscal 2000 Federal income tax return to reflect these credits and are currently amending tax returns for fiscal years 1997, 1998 and 1999. Including the current and prior year credits, as well as the effective income tax effect of the fiscal 2000 reserve reversals and the income tax effect of the charge taken in fiscal 2001, our income tax expense decreased $16.9 million, or 63.1%, to $9.9 million in fiscal 2001 from $26.8 million in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

    Net Revenue.  Net revenue increased $165.8 million, or 38.5%, to $596.1 million in fiscal 2000 from $430.3 million in fiscal 1999. All three business segments and all four client sectors continued to show net revenue increases in actual dollars. These increases were primarily attributable to the expansion of our infrastructure services throughout the United States, the continued expansion of new lines of service in our communications business and companies we acquired in fiscal 2000. As a percentage of net revenue, an increase was realized in the private sector. We segregate from our total revenue, revenue derived from companies acquired during the current fiscal year as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic revenue is measured as total revenue less any acquisitive revenue. Net revenue provided by companies acquired during fiscal 2000 totaled $32.7 million. Excluding this net revenue, we realized 30.9% growth in our net revenue from fiscal 1999 to fiscal 2000. Acquisitive net revenue for fiscal 2000 totaled $114.2 million. Excluding this net revenue, we realized organic growth in our net revenue of 12.0%.

    Gross revenue increased $227.8 million, or 40.3%, to $792.6 million in fiscal 2000 from $564.7 million in fiscal 1999. In fiscal 2000, subcontractor costs comprised 24.8% of gross revenue compared to 23.8% for fiscal 1999.

    Cost of Net Revenue.  Cost of net revenue increased $125.5 million, or 38.4%, to $452.9 million in fiscal 2000 from $327.3 million in fiscal 1999. As a percentage of net revenue, cost of net revenue decreased from 76.1% in fiscal 1999 to 76.0% in fiscal 2000. Professional compensation, the largest component of our cost of net revenue, rose as the number of our employees increased by 677, or 12.4%, to 6,120 in fiscal 2000 from 5,443 in fiscal 1999. However, excluding the 681 employees provided from acquired companies, the number of our employees remained flat. Gross profit increased $40.3 million, or 39.1%, to $143.2 million in fiscal 2000 from $103.0 million in fiscal 1999. As a percentage of net revenue, gross profit increased from 23.9% in fiscal 1999 to 24.0% in fiscal 2000.

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

    Net Interest Expense.  Net interest expense increased $3.9 million, or 124.1%, from $3.1 million in fiscal 1999 to $7.0 million in fiscal 2000. This increase was primarily attributable to increased borrowings on our credit facility in order to fund working capital and investing needs of acquisitions, as well as increases in interest rates. In fiscal 2000, borrowings on our credit facility averaged $95.4 million at a weighted average interest rate of 7.4% compared to $44.6 million at a weighted average interest rate of 6.6% in fiscal 1999.

    Income Tax Expense.  Including the favorable impact of tax credits of $1.5 million in fiscal 2000 and the tax effect of the reversal of certain pre-acquisition reserves, income tax expense increased $3.6 million, or 15.6%, to $26.8 million in fiscal 2000 from $23.2 million in fiscal 1999. This increase was due to higher income before income taxes and a change in our effective tax rate. During fiscal 2000, we performed an extensive review of our current tax position and certain tax strategies which could reduce our effective tax rate. As a result of this review, we determined that we were entitled to certain tax credits for fiscal 2000 as well as certain prior years. These credits were primarily responsible for the reduction in our effective tax rate to 39.8% in fiscal 2000 from 44.3% in fiscal 1999.

Unaudited Quarterly Operating Results

    The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended September 30, 2001, October 1, 2000 and October 3, 1999. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Fiscal 2001 Quarter Ended				Fiscal 2000 Quarter Ended				Fiscal 1999 Quarter Ended
	Dec. 31, 2000	Apr. 1, 2001	Jul. 1, 2001	Sep. 30, 2001	Jan. 2, 2000	Apr. 2, 2000	Jul. 2, 2000	Oct. 1, 2000	Jan. 3, 1999	Apr. 4, 1999	Jul. 4, 1999	Oct. 3, 1999
	(in thousands)
Net revenue	$167,138	$179,658	$191,548	$191,720	$129,171	$138,846	$156,468	$173,636	$89,245	$96,955	$120,739	$125,141
Cost of net revenue	128,405	138,254	147,022	145,793	100,417	109,562	116,266	126,627	70,187	74,402	88,189	94,558

Gross profit	38,733	41,404	44,526	45,927	28,754	29,284	40,202	47,009	19,058	22,553	32,550	30,583
Selling, general and administrative expenses	20,583	21,043	60,046	19,676	14,021	13,304	20,529	23,150	8,871	10,684	16,951	12,814

Income (loss) from operations	18,150	20,361	(15,520)	26,251	14,733	15,980	19,673	23,859	10,187	11,869	15,599	17,769
Net interest expense	1,994	2,200	2,278	2,071	1,228	1,473	1,958	2,367	699	532	550	1,354

Income (loss) before income tax expense	16,156	18,161	(17,798)	24,180	13,505	14,507	17,715	21,492	9,488	11,337	15,049	16,415
Income tax expense	6,786	7,627	(13,969)	9,430	5,942	6,383	7,795	6,657	4,061	4,875	6,546	7,692

Net income (loss)	$9,370	$10,534	$(3,829)	$14,750	$7,563	$8,124	$9,920	$14,835	$5,427	$6,462	$8,503	$8,723

	Fiscal 2001 Quarter Ended				Fiscal 2000 Quarter Ended				Fiscal 1999 Quarter Ended
	Dec. 31, 2000	Apr. 1, 2001	Jul. 1, 2001	Sep. 30, 2001	Jan. 2, 2000	Apr. 2, 2000	Jul. 2, 2000	Oct. 1, 2000	Jan. 3, 1999	Apr. 4, 1999	Jul. 4, 1999	Oct. 3, 1999
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenue	76.8	77.0	76.8	76.0	77.7	78.9	74.3	72.9	78.6	76.7	73.0	75.6

Gross profit	23.2	23.0	23.2	24.0	22.3	21.1	25.7	27.1	21.4	23.3	27.0	24.4
Selling, general and administrative expenses	12.3	11.7	31.3	10.3	10.9	9.6	13.1	13.4	10.0	11.1	14.1	10.2

Income (loss) from operations	10.9	11.3	(8.1)	13.7	11.4	11.5	12.6	13.7	11.4	12.2	12.9	14.2
Net interest expense	1.2	1.2	1.2	1.1	0.9	1.1	1.3	1.3	0.8	0.5	0.4	1.1

Income (loss) before income tax expense	9.7	10.1	(9.3)	12.6	10.5	10.4	11.3	12.4	10.6	11.7	12.5	13.1
Income tax expense	4.1	4.2	(7.3)	4.9	4.6	4.5	5.0	3.9	4.5	5.0	5.5	6.1

Net income (loss)	5.6%	5.9%	(2.0)%	7.7%	5.9%	5.9%	6.3%	8.5%	6.1%	6.7%	7.0%	7.0%

Liquidity and Capital Resources

    As of September 30, 2001, our working capital was $193.0 million, an increase of $38.7 million from $154.3 million on October 1, 2000, of which cash and cash equivalents totaled $16.2 million at September 30, 2001. In fiscal 2001, $44.3 million was provided by operating activities and $51.2 million was used in investing activities, of which $40.2 million was related to business acquisitions. In fiscal 2000, $12.2 million was used in operating activities and $42.3 million was used in investing activities, of which $27.5 million was related to business acquisitions.

    In both fiscal years 2001 and 2000, cash provided by/used in operating activities was affected by the structure of certain transactions. One of our acquisition structures is to assign accounts receivable to the former owners of the company at the time of the transaction in lieu of cash consideration. This structure allows us to reduce our cash used in investing activities. However, cash must be invested in future periods to finance the working capital needs of the acquired company. In fiscal 2001, in the WHS acquisition, accounts receivable in the aggregate amount of $3.8 million were assigned to the former owners. Collections on previously assigned receivables totaled $5.2 million. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal 2001 could have been $49.5 million. In fiscal 2000, in the eXpert Wireless Solutions, Inc. and Drake

Contractors, Inc. acquisitions, accounts receivable in the aggregate amount of $3.9 million were assigned to the former owners. Collections on assigned receivables totaled $10.7 million. If we had not assigned these receivables at the time of acquisition, cash used in operating activities in fiscal 2000 could have been $1.5 million. In fiscal 1999, in the BAHA Communications, Inc. and Cosentini Associates, Inc. acquisitions, accounts receivable in the aggregate amount of $19.4 million were assigned to the former owners. Collections on these receivables during fiscal 1999 totaled $9.3 million. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal 1999 could have been $39.6 million.

    Our capital expenditures during fiscal years 2001 and 2000 were approximately $11.0 million and $14.7 million, respectively. Capital expenditures were primarily for the replacement of field equipment, the enhancement of computer equipment and office expansion.

    We have a credit agreement with various financial institutions (the "Credit Agreement") which provides us with a revolving credit facility (the "Facility") of $140.0 million. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 2001, maximum borrowings under the Facility were $134.5 million. At September 30, 2001, borrowings and standby letters of credit on this facility totaled $14.0 million and $1.7 million, respectively. On May 22, 2001, to provide additional debt capacity to fund working capital needs and acquisitions, we issued two series of senior secured notes in the aggregate amount of $110.0 million in a private placement. Series A, totaling $92.0 million with an interest rate of 7.28%, matures on May 30, 2011. Series B, totaling $18.0 million with an interest rate of 7.08%, matures on May 30, 2008. At September 30, 2001, the outstanding principal balance on the senior secured notes was $110.0 million.

    We expect that internally generated funds, our existing cash balances and availability under the Credit Agreement will be sufficient to meet our capital requirements through the end of fiscal 2002. However, should we pursue an acquisition or acquisitions in which the potential cash consideration exceeds the then current availability of cash, we may pursue additional financing.

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

    We believe our operations have not been and, in the foreseeable future, are not expected to be materially adversely affected by inflation or changing prices. However, current general economic conditions may impact our client base and as such, may impact their creditworthiness and our ability to collect cash to meet our operating needs.

Recently Issued Financial Standards

    In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations, which supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations for combinations initiated after July 1, 2001. This statement also changes the criteria to recognize intangible assets apart from goodwill. The provisions of this statement are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

    In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which supercedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and other indefinite-

lived intangible assets are no longer amortized but are reviewed, at a minimum, annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. For the year ended September 30, 2001, goodwill amortization expense was $9.2 million. The amortization provisions of this statement are effective for goodwill and intangible assets acquired after June 30, 2001. The remaining provisions of this statement are effective for fiscal years beginning after December 15, 2001, although early adoption is permitted. The adoption of this statement will result in the Company's discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS No. 142 in the first six months of fiscal 2003. We are currently analyzing the impact of this statement and will adopt this statement in fiscal 2003.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of.  SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The provisions of this statement are effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although early adoption is permitted. We are currently analyzing the impact of this statement and will adopt this statement in fiscal 2003.

Market Risks

    We do not currently utilize any material derivative financial instruments which expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term obligations. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty any time prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term obligations based on anticipated payments within and beyond one year's period of time. We presently anticipate repaying $14.3 million of our long-term obligations in fiscal 2002. Assuming we pay our long-term obligations in the amount of $14.3 million ratably throughout the year, and our average interest rate on our long-term obligations increases or decreases by one percentage point, our interest expense could increase or decrease by $0.1 million. However there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner or obtain alternate financing. We could incur additional debt under our Facility or our operating results could be worse than we expect. In addition, we have outstanding senior secured notes which bear interest at a fixed rate. The Series A Notes bear interest at 7.28% and are payable at $13.1 million per year commencing fiscal 2005 through fiscal 2011. The Series B Notes bear interest at 7.08% and are payable at $3.6 million per year commencing fiscal 2004 through fiscal 2008. If interest rates increased by 1%, the fair value of the senior secured notes could decrease by $5.1 million. If interest rates decreased by 1%, the fair value could increase by $5.5 million. We presently have no material contracts under which the currency is not denominated in U.S. dollars. Accordingly, foreign exchange rate fluctuations will not have a material impact on our financial statements.

INDEPENDENT AUDITORS' REPORT

Tetra Tech, Inc.:

    We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of September 30, 2001 and October 1, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of September 30, 2001 and October 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
November 14, 2001

TETRA TECH, INC.

CONSOLIDATED BALANCE SHEETS

	Sept. 30, 2001	Oct. 1, 2000
ASSETS
Current Assets:
Cash and cash equivalents	$16,240,000	$7,557,000
Accounts receivable—net	152,761,000	153,527,000
Unbilled receivables—net	120,925,000	117,870,000
Contract retentions	5,103,000	4,232,000
Prepaid expenses and other current assets	13,927,000	11,203,000
Income taxes receivable	3,608,000	—
Deferred income taxes	3,723,000	2,551,000

Total Current Assets	316,287,000	296,940,000

Property and Equipment:
Equipment, furniture and fixtures	69,077,000	59,361,000
Leasehold improvements	6,715,000	4,182,000

Total	75,792,000	63,543,000
Accumulated depreciation and amortization	(35,856,000)	(28,331,000)

Property and Equipment—Net	39,936,000	35,212,000

Intangible Assets—Net	245,019,000	190,452,000
Other Assets	5,979,000	3,434,000

Total Assets	$607,221,000	$526,038,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$53,977,000	$50,304,000
Accrued compensation	29,738,000	25,705,000
Billings in excess of costs on uncompleted contracts	10,354,000	15,947,000
Other current liabilities	14,899,000	17,523,000
Income taxes payable	—	7,120,000
Current portion of long-term obligations	14,328,000	26,000,000

Total Current Liabilities	123,296,000	142,599,000

Long-term Obligations	111,779,000	85,532,000

Commitments and Contingencies (Notes 8 and 10)
Stockholders' Equity:
Preferred stock—authorized, 2,000,000 shares of $.01 par value; issued and outstanding 0 shares at September 30, 2001 and October 1, 2000	—	—
Exchangeable stock of a subsidiary	13,239,000	13,887,000
Common stock—authorized, 85,000,000 shares of $.01 par value; issued and outstanding 52,247,777 and 49,788,292 shares at September 30, 2001 and October 1, 2000, respectively	522,000	498,000
Additional paid-in capital	195,126,000	150,291,000
Accumulated other comprehensive loss	(1,641,000)	(844,000)
Retained earnings	164,900,000	134,075,000

Total Stockholders' Equity	372,146,000	297,907,000

Total Liabilities and Stockholders' Equity	$607,221,000	$526,038,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Revenue:
Gross revenue	$973,944,000	$794,578,000	$566,490,000
Subcontractor costs	243,880,000	196,457,000	134,410,000

Net Revenue	730,064,000	598,121,000	432,080,000
Cost of Net Revenue	559,474,000	452,872,000	327,336,000

Gross Profit	170,590,000	145,249,000	104,744,000
Selling, General and Administrative Expenses	121,348,000	71,004,000	49,320,000

Income From Operations	49,242,000	74,245,000	55,424,000
Interest Expense	9,633,000	7,355,000	3,561,000
Interest Income	1,090,000	329,000	426,000

Income Before Income Tax Expense	40,699,000	67,219,000	52,289,000
Income Tax Expense	9,874,000	26,777,000	23,174,000

Net Income	$30,825,000	$40,442,000	$29,115,000

Basic Earnings Per Share	$0.61	$0.83	$0.63

Diluted Earnings Per Share	$0.57	$0.78	$0.59

Weighted Average Common Shares Outstanding:
Basic	50,939,000	48,754,000	46,449,000

Diluted	54,166,000	52,003,000	49,438,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FISCAL YEARS ENDED SEPTEMBER 30, 2001, OCTOBER 1, 2000 AND OCTOBER 3, 1999

	Exchangeable Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-In Capital	Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE, OCTOBER 4, 1998,	920,354	$15,411,000	35,788,250	$357,000	$87,495,000	$64,518,000	$—	$167,781,000
as previously reported Five-for-four common stock split			8,947,063	90,000	(90,000)			—

BALANCE, OCTOBER 4, 1998	920,354	15,411,000	44,735,313	447,000	87,405,000	64,518,000	—	167,781,000
Comprehensive income:
Net income						29,115,000		29,115,000
Foreign currency translation adjustment							(802,000)	(802,000)

Comprehensive income								28,313,000

Shares issued in secondary offering			1,562,500	16,000	22,155,000			22,171,000
Shares issued in acquisitions			983,814	10,000	11,561,000			11,571,000
Stock options exercised			362,465	4,000	1,919,000			1,923,000
Shares issued in Employee Stock Purchase Plan			195,451	2,000	2,220,000			2,222,000
Exchangeable shares of a subsidiary exchanged for common shares	(129,712)	(2,172,000)	202,675	2,000	2,170,000			—
Tax benefit for disqualifying dispositions of stock options					473,000			473,000
Payment for fractional shares			(191)		(22,000)			(22,000)

BALANCE, OCTOBER 3, 1999	790,642	13,239,000	48,042,027	481,000	127,881,000	93,633,000	(802,000)	234,432,000
Comprehensive income:
Net income						40,442,000		40,442,000
Foreign currency translation adjustment							(42,000)	(42,000)

Comprehensive income								40,400,000

Shares issued in acquisitions	33,606	648,000	732,244	7,000	11,379,000			12,034,000
Stock options exercised			806,382	8,000	5,692,000			5,700,000
Shares issued in Employee Stock Purchase Plan			207,639	2,000	2,843,000			2,845,000
Tax benefit for disqualifying dispositions of stock options					2,496,000			2,496,000

BALANCE, OCTOBER 1, 2000	824,248	13,887,000	49,788,292	498,000	150,291,000	134,075,000	(844,000)	297,907,000
Comprehensive income:
Net income						30,825,000		30,825,000
Foreign currency translation adjustment							(797,000)	(797,000)

Comprehensive income								30,028,000

Shares issued in acquisitions			1,578,575	16,000	33,043,000			33,059,000
Stock options exercised			667,918	6,000	5,153,000			5,159,000
Shares issued in Employee Stock Purchase Plan			170,985	2,000	3,068,000			3,070,000
Exchangeable shares of a subsidiary exchanged for common shares	(33,606)	(648,000)	42,007	—	648,000			—
Tax benefit for disqualifying dispositions of stock options					2,923,000			2,923,000

BALANCE, SEPTEMBER 30, 2001	790,642	$13,239,000	52,247,777	$522,000	$195,126,000	$164,900,000	$(1,641,000)	$372,146,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Cash Flows From Operating Activities:
Net income	$30,825,000	$40,442,000	$29,115,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,362,000	13,709,000	12,708,000
Deferred income taxes	(1,172,000)	723,000	(211,000)
Provision for losses on receivables	44,025,000	3,056,000	(667,000)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(24,865,000)	(57,177,000)	(465,000)
Unbilled receivables	6,571,000	(32,489,000)	(13,645,000)
Contract retentions	(771,000)	1,050,000	(82,000)
Prepaid expenses and other assets	(3,974,000)	(4,337,000)	998,000
Accounts payable	(6,400,000)	12,746,000	(8,306,000)
Accrued compensation	472,000	3,053,000	(935,000)
Billings in excess of costs on uncompleted contracts	(6,401,000)	10,075,000	5,178,000
Other current liabilities	(4,801,000)	(2,185,000)	3,973,000
Income taxes receivable/payable	(10,597,000)	(854,000)	2,597,000

Net Cash Provided By (Used In) Operating Activities	44,274,000	(12,188,000)	30,258,000

Cash Flows From Investing Activities:
Capital expenditures	(11,017,000)	(14,745,000)	(7,040,000)
Payments for business acquisitions, net of cash acquired	(40,165,000)	(27,515,000)	(50,655,000)

Net Cash Used In Investing Activities	(51,182,000)	(42,260,000)	(57,695,000)

Cash Flows From Financing Activities:
Payments on long-term obligations	(195,636,000)	(67,763,000)	(67,605,000)
Proceeds from issuance of long-term obligations	204,000,000	112,000,000	72,841,000
Proceeds from issuance of common stock	8,229,000	8,545,000	26,576,000
Payment of deferred financing fees	(890,000)	—	—

Net Cash Provided By Financing Activities	15,703,000	52,782,000	31,812,000

Effect of Exchange Rate Changes on Cash	(112,000)	1,034,000	(1,075,000)

Net Increase (Decrease) in Cash and Cash Equivalents	8,683,000	(632,000)	3,300,000
Cash and Cash Equivalents at Beginning of Year	7,557,000	8,189,000	4,889,000

Cash and Cash Equivalents at End of Year	$16,240,000	$7,557,000	$8,189,000

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$7,184,000	$6,734,000	$3,524,000

Income taxes, net of refunds received	$19,107,000	$27,844,000	$20,067,000

(continued)

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Supplemental Non-Cash Investing and Financing Activities:
In fiscal 2001, the Company purchased all of the capital stock of Rocky Mountain Consultants, Inc., Wahco Construction, Inc., Williams, Hatfield & Stoner, Inc., Vertex Engineering Services, Inc., Maxim Technologies, Inc., The Design Exchange Architects, Inc., Western Utility Contractors, Inc., Western Utility Cable, Inc. and Sciences International, Inc. The Company also purchased certain assets of Commonwealth Technology, Inc. and Shepherd Miller, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired	$104,877,000
Cash paid	(44,779,000)
Issuance of common stock	(32,968,000)
Purchase price receivable	653,000
Other acquisition costs	(607,000)

Liabilities assumed	$27,176,000

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
Fair value of assets acquired		$59,653,000
Cash paid		(29,466,000)
Issuance of common stock and exchangeable stock		(11,903,000)
Purchase price payable		(1,500,000)
Other acquisition costs		(730,000)

Liabilities assumed		$16,054,000

In fiscal 1999, the Company purchased all of the capital stock of McCulley, Frick & Gilman, Inc., Collins/Piña Consulting Engineers, Inc., D.E.A. Construction Company, BAHA Communications, Inc., Utilities & C.C., Inc., ASL Consultants, Inc., Cosentini Associates, Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc., Gig Harbor Construction, Inc. and PDR Engineers, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired			$110,616,000
Cash paid			(52,275,000)
Issuance of common stock			(11,571,000)
Purchase price payable			(282,000)
Other acquisition costs			(965,000)

Liabilities assumed			$45,523,000

(concluded)

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED SEPTEMBER 30, 2001,
OCTOBER 1, 2000 AND OCTOBER 3, 1999

1.  SIGNIFICANT ACCOUNTING POLICIES

    Business—Tetra Tech, Inc. (the "Company") provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications. The Company's management consulting services are complemented by its technical services. These technical services, which implement solutions, include research and development, applied science, engineering and architectural design, construction management, and operations and maintenance.

    Principles of Consolidation—The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiary Tetra Tech Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

    Fiscal Year—The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 2001, 2000 and 1999 each contained 52 weeks.

    Contract Revenue and Costs—In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice, are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less the cost of subcontractor services. Contract revenue and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

    Selling, general and administrative costs are expensed in the period incurred.

    Net revenue under Federal government contracts and subcontracts accounted for approximately 24.5%, 29.1% and 39.1% of net revenue for the fiscal years ended September 30, 2001, October 1, 2000, and October 3, 1999, respectively.

    Cash and Cash Equivalents—Cash equivalents include all investments with initial maturities of 90 days or less.

    Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Expenditures for maintenance and repairs are expensed as incurred.

    Generally, estimated useful lives range from three to ten years for equipment, furniture and fixtures. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases.

    Long-Lived Assets—The Company's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a writedown would be recorded to reduce the related asset to its estimated fair value.

    Intangible assets as of September 30, 2001 and October 1, 2000 consist principally of goodwill resulting from business acquisitions which is being amortized over periods ranging from 15 to 30 years. The accumulated amortization of intangible assets as of September 30, 2001 and October 1, 2000 was $27.0 million and $17.8 million, respectively.

    Income Taxes—The Company files a consolidated Federal income tax return and combined California franchise tax reports, as well as other returns which are required in the states in which the Company does business, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

    Earnings Per Share—Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable on a one to one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock. Basic and diluted EPS reflect, on a retroative basis, a 5-for-4 stock split effected in the form of a 25% stock dividend wherein one additional share of stock was issued on December 17, 2001 for each four shares outstanding as of the record date of November 28, 2001.

    Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable, unbilled receivables and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The carrying amount of the senior secured notes approximates fair value because the notes bear interest at rates which approximate current market rates.

    Concentration of Credit Risk—Financial instruments which subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of September 30, 2001, approximately 10.5% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, which supercedes Accounting Principles Board (APB) Opinion No. 16, Business Combinations. SFAS No. 141 eliminates the pooling-of-interest method of accounting for business combinations for combinations initiated after July 1, 2001. The statement also changes the criteria to recognize intangible assets apart from goodwill. The provisions of this statement are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001.

    In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which supercedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed, at a minimum, annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. For the year ended September 30, 2001, goodwill amortization expense was $9.2 million. The amortization provisions of this statement are effective for goodwill and intangible assets acquired after June 30, 2001. The remaining provisions of this statement are effective for fiscal years beginning after December 15, 2001, although early adoption is permitted. The adoption of this statement will result in the Company's discontinuation of amortization of its goodwill; however, the Company will be required to test its goodwill for impairment under SFAS No. 142 in the first six months of fiscal 2003. The Company is currently analyzing the impact of this statement and has determined it will adopt this statement in fiscal 2003.

    In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The provisions of this statement are effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although early adoption is permitted. The Company is currently analyzing the impact of this statement and will adopt this statement in fiscal 2003.

2.  MERGERS AND ACQUISITIONS

    On February 26, 1999, the Company acquired 100% of the capital stock of McCulley, Frick & Gilman, Inc. (MFG), a provider of professional environmental science and consulting services to private-sector clients. The purchase was valued at approximately $8.1 million, as adjusted, consisting of cash and 296,766 shares of Company common stock, of which 7,403 shares were issued in October 1999 pursuant to the purchase price adjustment clause in the related purchase agreement.

    On May 7, 1999, the Company acquired 100% of the capital stock of Collins/Piña Consulting Engineers, Inc. (CPC), a provider of consulting engineering and related services primarily in Arizona. The purchase was valued at approximately $2.7 million, as adjusted, consisting of cash and 6,172 shares of Company common stock.

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

    On May 21, 1999, the Company acquired 100% of the capital stock of BAHA Communications, Inc. (BCI), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.6 million, consisting of 220,210 shares of Company common stock. Simultaneously with the acquisition, BCI assigned to its former owners accounts receivable having a net value of $1.0 million.

    On June 18, 1999, the Company acquired 100% of the capital stock of Utilities & C.C., Inc. (UCC), a supplier of infrastructure installation and maintenance services to the wireless personal communications industry. The purchase was valued at approximately $2.2 million, as adjusted, consisting of 180,602 shares of Company common stock, of which 8,190 shares were issued in October 1999, pursuant to the purchase price adjustment clause in the related purchase agreement.

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

    On September 3, 1999, the Company acquired 100% of the capital stock of PDR Engineers, Inc. (PDR), a provider of engineering consulting services to Federal, state and local government and private-sector clients. The purchase was valued at approximately $6.6 million, consisting of cash and 295,656 shares of Company common stock.

    On October 2, 1999, the Company acquired 100% of the capital stock of Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively, EUC), a provider of engineering and network services for cable TV and fiber optic networks in the pacific northwest region of the United States. The purchase was valued at approximately $11.8 million, consisting of cash.

    On October 25, 1999, the Company acquired 100% of the capital stock of LC of Illinois, Inc. and HFC Technologies, Inc. (collectively, LCI), providers of engineering and network infrastructure services for cable television and fiber optic telephone networks including design, construction and maintenance capabilities for communications and information transport systems. The purchase was valued at approximately $1.6 million and consisted of cash.

    On March 30, 2000, Tetra Tech Engineers, P.C. acquired certain assets of Edward A. Sears Associates (ESA), a provider of engineering services to hospitals in New York. Concurrent with this transaction, the Company's subsidiary, Cosentini Associates, Inc., acquired certain non-licensed assets of ESA from Tetra Tech Engineers, P.C. The purchase was valued at approximately $0.4 million and consisted of cash.

    On April 3, 2000, the Company acquired 100% of the capital stock of eXpert Wireless Solutions, Inc. (EWS), a provider of radio-frequency engineering and consulting services to the wireless communications industry. The purchase was valued at approximately $18.8 million and consisted of cash (of which $500,000 was dependent on operational performance) and 509,846 shares of Company common stock. Simultaneously with the acquisition, EWS distributed to its former shareholders accounts receivable valued at approximately $1.8 million.

    On May 3, 2000, the Company, through its majority-owned subsidiary, Tetra Tech Canada Ltd. (TTC), acquired 100% of the capital stock of 1261248 Ontario, Inc., which does business as Engineered Communications (ENG), a provider of engineering and network services for the wired communications industry in Ontario, Canada. The purchase was valued at approximately $1.5 million and consisted of cash and 33,606 shares of exchangeable stock of TTC.

    On May 17, 2000, the Company acquired 100% of the capital stock of FHC, Inc. (FHC), a provider of engineering consulting services primarily to the state and local governments in Oklahoma. The purchase was valued at approximately $5.2 million and consisted of cash and 70,417 shares of Company common stock.

    On May 24, 2000, the Company acquired 100% of the capital stock of Rizzo Associates, Inc. (RAI), a provider of engineering consulting services to state and local governments and commercial clients in the upper northeast region of the United States. This purchase was valued at approximately $10.3 million and consisted of cash and 140,545 shares of Company common stock.

    On June 16, 2000, the Company acquired 100% of the capital stock of Drake Contractors, Inc. (DCI), a provider of infrastructure installation and maintenance services primarily in Colorado. The purchase was valued at approximately $5.5 million and consisted of cash (of which $1.0 million was contingent on operational performance). Simultaneously with the acquisition, DCI distributed to its former shareholders accounts receivable valued at approximately $2.1 million.

    On July 5, 2000, the Company, through TTC, acquired 100% of the capital stock of Wm. Bethlehem Trenching Ltd. (BTL), a provider of infrastructure installation and maintenance services primarily in Ontario, Canada. The purchase was valued at approximately $0.3 million and consisted of cash.

    On December 21, 2000, the Company acquired 100% of the capital stock of Rocky Mountain Consultants, Inc. (RMC), a provider of water-related engineering and facility development services to state and local governments and private clients primarily in the western and midwestern regions of the United States. The purchase was valued at approximately $15.2 million and consisted of cash and 370,833 shares of Company common stock.

    On March 2, 2001, the Company acquired 100% of the capital stock of Wahco Construction, Inc. (WCI), a provider of network and field services to the utility and communications industries primarily in the northwestern region of the United States. The purchase was valued at approximately $0.8 million and consisted of cash and 64,977 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of WCI's net asset value as of March 2, 2001.

    On March 30, 2001, the Company acquired 100% of the capital stock of Williams, Hatfield & Stoner, Inc. (WHS), a provider of civil engineering, planning and environmental services primarily in the southeastern region of the United States. The purchase was valued at approximately $9.1 million and consisted of cash and 159,433 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of WHS's net asset value as of March 30, 2001. Simultaneously with the acquisition, WHS distributed to its former shareholders accounts receivable valued at approximately $3.8 million.

    On May 21, 2001, the Company acquired 100% of the capital stock of Vertex Engineering Services, Inc. (VES), a provider of environmental engineering, consulting and surety and insurance construction management services throughout the United States. The purchase was valued at approximately $10.4 million and consisted of cash and 374,417 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of VES's net asset value as of May 21, 2001.

    On May 25, 2001, the Company acquired 100% of the capital stock of Maxim Technologies, Inc. (MTI), a provider of environmental and engineering consulting services throughout the United States. The purchase was valued at approximately $14.0 million and consisted of cash and 296,995 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of MTI's net asset value as of May 25, 2001.

    On June 1, 2001, the Company acquired certain assets of Commonwealth Technology, Inc. (CTI), a provider of environmental and infrastructure engineering and consulting services primarily in the southeastern region of the United States. The purchase was valued at approximately $3.6 million and consisted of cash and 108,137 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of CTI's net asset value as of June 1, 2001.

    On June 27, 2001, the Company acquired 100% of the capital stock of The Design Exchange Architects, Inc. (DXA), a provider of architectural, planning and interior design services primarily in the eastern region of the United States. The purchase was valued at approximately $1.3 million and consisted of cash and is subject to a purchase price and purchase allocation adjustment based upon the final determination of DXA's net asset value as of June 27, 2001.

    On June 29, 2001, the Company acquired 100% of the capital stock of Western Utility Contractors, Inc. and Western Utility Cable, Inc. (collectively, WUC), providers of engineering, design and construction services primarily in the midwestern region of the United States. The purchase was valued at approximately $15.6 million and consisted of cash and is subject to a purchase price and purchase allocation adjustment based upon the final determination of WUC's net asset value as of June 29, 2001.

    On September 26, 2001, the Company acquired, through its wholly-owned subsidiary, MFG, Inc., certain assets of Shepherd Miller, Inc. (SMI), a provider of environmental and engineering consulting services to the mining industry throughout the United States. The purchase was valued at approximately $2.5 million and consisted of cash and 53,005 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of SMI's net asset value as of September 26, 2001.

    On September 26, 2001, the Company acquired Sciences International, Inc. (SII), a provider of health and environmental risk assessment services to private industries, governments and law firms throughout the United States. The purchase was valued at approximately $5.1 million and consisted of cash and 137,508 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of SII's net asset value as of September 26, 2001.

    All of the acquisitions above were accounted for as purchases and, accordingly, the purchase prices of the businesses acquired were allocated to the assets and liabilities acquired based upon their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net assets acquired was recorded as goodwill and is included in Intangible Assets—Net in the accompanying consolidated balance sheets. The results of operations of each of the companies acquired have been included in the Company's financial statements from the effective acquisition dates.

    The effect of unaudited pro forma operating results of the LCI, ESA, ENG, DCI, BTL, WCI, WHS, MTI, DXA, SMI and SII acquisitions, had they been acquired on October 4, 1999, is not material.

    The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired EWS, FHC, RAI, RMC, VES, CTI and WUC on October 4, 1999:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000
Gross revenue	$1,001,512,000	$885,318,000
Income before income tax expense	42,918,000	76,913,000
Net income	31,331,000	42,799,000
Basic earnings per share	$0.61	$0.86
Diluted earnings per share	0.57	0.80
Weighted average common shares outstanding:
Basic	51,282,000	49,985,000
Diluted	54,509,000	53,234,000

3.  ACCOUNTS RECEIVABLE

    Accounts receivable consisted of the following at September 30, 2001 and October 1, 2000:

	Sept. 30, 2001	Oct. 1, 2000
Billed accounts receivable	$197,859,000	$158,992,000

Unbilled accounts receivable:
Billable amounts not invoiced, amounts billable at stipulated stages of completion of contract work, and unbilled amounts pending negotiation or receipt of contract modifications	121,724,000	119,478,000
Costs and fee retention billable upon audit of total contract costs	5,103,000	4,232,000

Total unbilled accounts receivable	126,827,000	123,710,000

Billings in excess of costs on uncompleted contracts	(10,354,000)	(15,947,000)

Allowance for uncollectible accounts:
Allowance for doubtful accounts	(45,098,000)	(5,465,000)
Allowance for disallowed costs	(799,000)	(1,608,000)

Total allowance for uncollectible accounts	(45,897,000)	(7,073,000)

Total	$268,435,000	$259,682,000

    The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. Included in the allowance for doubtful accounts at September 30, 2001 is a $38.3 million reserve for an account debtor that filed for Chapter 11 protection under the U.S. Bankruptcy Code. This amount is included in selling, general and administrative expense in the accompanying consolidated statement of income for the year ended September 30, 2001. The allowance for disallowed costs relate primarily to contracts with the Federal government. These contracts are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting

Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit, except for disallowances of acquired receivables as further described. There can be no assurance that DCAA audits will not result in material cost disallowances in the future.

    On September 15, 1995, the Company acquired Tetra Tech EM Inc. (EMI) which contracts with the Federal government. At the time of acquisition, audits had not been performed for years beyond 1986 and reserves for disallowances relating to those unaudited years were adjusted to reflect the estimated ultimate disallowances relating to those receivables. As of October 3, 1999, audits and negotiations relating to the EMI contracts for years 1987 through 1995 were complete, and cost disallowances as a result of these audits totaled approximately $4.4 million. Beyond the $4.4 million in cost disallowances, there remained uncollected receivables of $2.1 million. Although it was determined that the Company was entitled to payments, collectibility of such amounts was not assured as each Federal government agency must obtain separate funding approval. The reserves established for these receivables exceeded the disallowances and the uncollected amounts by $1.75 million. Accordingly, this amount was taken into income in fiscal 1999. During fiscal 2000, the Company collected $2.0 million and reversed previously established reserves related to these receivables. As of October 1, 2000, substantially all of these outstanding receivables had been collected and all reserves relating to these receivables had been reversed.

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

4.  INCOME TAXES

    Income tax expense for the fiscal years ended September 30, 2001, October 1, 2000 and October 3, 1999 consisted of the following:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Current:
Federal	$6,963,000	$20,845,000	$18,763,000
State	4,083,000	5,224,000	4,661,000
Deferred	(1,172,000)	708,000	(250,000)

Total income tax expense	$9,874,000	$26,777,000	$23,174,000

    Temporary differences comprising the net deferred income tax asset shown on the consolidated balance sheets were as follows:

	Sept. 30, 2001	Oct. 1, 2000
Allowance for doubtful accounts	$2,925,000	$3,041,000
Accrued vacation	3,632,000	1,871,000
Depreciation	(3,489,000)	(2,317,000)
Prepaid expense	(1,540,000)	(514,000)
State taxes	1,176,000	1,337,000
Other	1,041,000	127,000
Cash to accrual	(22,000)	(994,000)

Net deferred income tax asset	$3,723,000	$2,551,000

    Total income tax expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Year Ended
	Sept. 30, 2001		Oct. 1, 2000		Oct. 3, 1999
	Amount	%	Amount	%	Amount	%
Tax at Federal statutory rate	$14,245,000	35.0%	$23,527,000	35.0%	$18,301,000	35.0%
Tax credits	(9,428,000)	(23.2)%	(2,800,000)	(4.2)%	—	—
Goodwill	3,159,000	7.8%	2,053,000	3.1%	1,434,000	2.7%
State taxes, net of Federal benefit	2,116,000	5.2%	3,495,000	5.2%	2,719,000	5.2%
Other	(218,000)	(0.5)%	502,000	0.7%	720,000	1.4%

Total income tax expense	$9,874,000	24.3%	$26,777,000	39.8%	$23,174,000	44.3%

5.  LONG-TERM OBLIGATIONS

    The Company has a credit agreement with various financial institutions (the "Credit Agreement") to support its working capital and acquisition needs. The Credit Agreement, as amended, provides a revolving credit facility of $140.0 million and matures on March 17, 2005 or earlier at the discretion of the Company upon payment in full of loans and other obligations.

    Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. The weighted average interest rate on outstanding borrowings under the Credit Agreement at September 30, 2001 was 4.51%.

    Borrowings under the Credit Agreement are secured by the Company's accounts receivable and the stock of certain of the Company's subsidiaries.

    On May 22, 2001, the Company issued two series of senior secured notes (the "Senior Secured Notes") in the aggregate amount of $110.0 million. Series A, totaling $92.0 million, carries an interest rate of 7.28%. Series B, totaling $18.0 million, carries an interest rate of 7.08%. Interest on both Series A and Series B is payable semi-annually, commencing November 2001. Commencing May 30, 2005, principal payments of $13.1 million and are payable on the Series A Notes each May 30 to and including May 30, 2011. Commencing May 30, 2004, principal payments of $3.6 million are payable on the Series B Notes each May 30 to and including May 30, 2008.

    The Credit Agreement and Senior Secured Notes contain various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

    As of September 30, 2001, outstanding borrowings under the Credit Agreement totaled $14.0 million and standby letters of credit totaled $1.7 million. Outstanding borrowings on the Senior Secured Notes totaled $110.0 million at September 30, 2001.

    At September 30, 2001, approximately $2.1 million of additional debt existed from acquired companies. This debt is primarily related to pre-acquisition borrowings to facilitate equipment purchases. The Company intends to repay these amounts prior to the end of their term and terminate all such agreements.

6.  STOCKHOLDERS' EQUITY

    On November 12, 2001, the Board of Directors approved a five-for-four split of the Company's common stock, which was effected on December 17, 2001, in the form of a 25% stock dividend, to the stockholders of record on November 28, 2001. All agreements concerning stock options and other commitments payable in shares of the Company's common stock are affected by the five-for-four split. All references to number of shares (except shares authorized), stock options, share prices and per share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

    In February 1999, the Company, along with certain selling stockholders, offered a total of 4,960,937 shares of its common stock through a public offering. The Company offered 1,562,500 shares and received approximately $22.2 million in net proceeds which were used for the partial repayment of outstanding indebtedness under the Company's revolving credit facility.

    In connection with the ENG acquisition and the fiscal 1998 acquisition of the Sentrex Group of Companies, the Company issued an aggregate of 953,960 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company's delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, plus (b) a dividend amount or dividend shares, if any. The Exchangeable Shares cannot be put back to the Company for cash.

    Pursuant to the Company's 1989 Stock Option Plan, key employees could be granted options to purchase an aggregate of 1,490,112 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. The 1989 Stock Option Plan has been terminated, and all options granted to date by the Company have been at 100% of the market value as approved by the Board of Directors at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

    The Company has a 1992 Incentive Stock Plan under which key employees may be granted options to purchase an aggregate of 7,202,147 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. From such date of grant, these options become exercisable after one year, are fully vested no later than five years after grant and terminate no later than ten years after grant.

    Pursuant to the Company's 1992 Stock Option Plan for Nonemployee Directors, non-employee directors may be granted options to purchase an aggregate of 178,808 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted.

    The Company also has an Employee Stock Purchase Plan (the "Purchase Plan") which provides for the granting of Purchase Rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the Purchase Rights. Under the Purchase Plan, an aggregate of 1,373,290 shares may be issued pursuant to the exercise of Purchase Rights. The maximum amount that an employee can contribute during a Purchase Right Period is $4,000, and the minimum contribution per payroll period is $25.

    Under the Purchase Plan, the exercise price of a Purchase Right will be the lesser of 100% of the fair market value of such shares on the first day of the Purchase Right Period or 85% of the fair market value on the last day of the Purchase Right Period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq Stock Market on the day in question.

    During the three years in the period ended September 30, 2001, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
Balance, October 4, 1998	3,700,734	$7.15
Granted	1,124,105	13.21
Exercised	(362,465)	5.30
Cancelled	(236,733)	8.82

Balance, October 3, 1999	4,225,641	9.02
Granted	887,153	10.30
Exercised	(806,383)	7.07
Cancelled	(133,530)	12.02

Balance, October 1, 2000	4,172,881	9.57
Granted	1,195,960	21.50
Exercised	(667,918)	7.72
Cancelled	(266,892)	15.62

Outstanding at September 30, 2001	4,434,031	$12.70

Exercisable at September 30, 2001	2,178,656	$8.76

    The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.05 - $3.06	80,663	0.87	$2.77	80,663	$2.77
$3.42 - $5.05	392,348	2.48	4.09	392,348	4.09
$5.68 - $8.35	732,048	4.82	7.50	732,048	7.50
$8.73 - $12.80	1,313,503	7.00	9.88	615,008	10.33
$13.20 - $19.60	972,033	7.71	15.51	358,308	15.07
$19.81 - $28.00	943,436	9.09	22.21	281	21.03

$2.05 - $28.00	4,434,031	6.73	$12.70	2,178,656	$8.76

    The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans because the Company continues to apply the intrinsic value method. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma net income and earnings per share had the Company accounted for stock options issued to employees in accordance with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, are as follows:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Net income—as reported	$30,825,000	$40,442,000	$29,115,000
Net income—pro forma	27,316,000	36,324,000	27,004,000
Basic earnings per share—as reported	$0.61	$0.83	$0.63
Diluted earnings per share—as reported	0.57	0.78	0.59
Basic earnings per share—pro forma	0.54	0.75	0.58
Diluted earnings per share—pro forma	0.50	0.70	0.55

    The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2001, 2000 and 1999 are $8.77, $4.38 and $5.27, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	48.6%	46.5%	42.2%
Risk-free rate of return, annual	3.4%	7.7%	6.4%
Expected life	3.85 yrs.	3.51 yrs.	3.26 yrs.

7.  EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Numerator—
Net income	$30,825,000	$40,442,000	$29,115,000

Denominator for basic earnings per share— Weighted average shares	50,939,000	48,754,000	46,449,000

Denominator for diluted earnings per share— Denominator for basic earnings per share	50,939,000	48,754,000	46,449,000
Potential common shares
Stock options	1,971,000	2,001,000	1,650,000
Exchangeable stock of a subsidiary	1,256,000	1,248,000	1,339,000

Potential common shares	3,227,000	3,249,000	2,989,000

Denominator for diluted earnings per share	54,166,000	52,003,000	49,438,000

Basic earnings per share	$0.61	$0.83	$0.63

Diluted earnings per share	$0.57	$0.78	$0.59

8.  LEASES

    The Company leases office and field equipment, vehicles, land and buildings under various operating leases. Rent expense under all operating leases was approximately $38.0 million, $28.3 million and $20.6 million for the fiscal years ended September 30, 2001, October 1, 2000 and October 3, 1999, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:

2002	$26,939,000
2003	22,023,000
2004	18,076,000
2005	12,060,000
2006	9,098,000
Thereafter	23,752,000

Total	$111,948,000

9.  RETIREMENT PLANS

    The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended September 30, 2001, October 1, 2000 and October 3, 1999, employer contributions relating to the plans were approximately $10.0 million, $7.2 million and $6.4 million, respectively.

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

11.  OPERATING SEGMENTS

    The Company's management has organized its operations into three operating segments: Resource Management, Infrastructure and Communications. The Resource Management operating segment provides specialized environmental engineering and consulting services primarily relating to water quality and water availability to both public and private organizations. The Infrastructure operating segment provides engineering services to provide additional development, as well as upgrading and replacement of existing infrastructure to both public and private organizations. The Communications operating segment provides a comprehensive set of services including network planning, engineering, site acquisition, construction and construction management, and operations and maintenance services to telecommunications companies, wireless service providers and cable operators. Management has established these operating segments based upon the services provided, the different marketing strategies, and the specialized needs of the clients. The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties; that is, by applying a negotiated fee onto the cost of the services performed. Management evaluates the performance of these operating segments based upon their respective income from operations before the effect of any acquisition-related amortization and any fee from inter-segment sales and transfers.

    The following tables set forth (in thousands) summarized financial information on the Company's reportable segments:

    Reportable Segments:

	Resource Management	Infrastructure	Communications	Total
Fiscal year ended September 30, 2001
Gross Revenue	$425,296	$304,236	$278,237	$1,007,769
Net Revenue	292,299	247,944	184,698	724,941
Income (Loss) from Operations	35,034	32,202	(9,082)	58,154
Depreciation Expense	2,357	4,850	4,450	11,657
Segment Assets	231,162	90,451	48,583	370,196
	Resource Management	Infrastructure	Communications	Total
Fiscal year ended October 1, 2000
Gross Revenue	$374,875	$236,922	$207,936	$819,733
Net Revenue	246,851	190,269	153,360	590,480
Income from Operations	32,901	20,866	28,020	81,787
Depreciation Expense	1,670	2,514	2,806	6,990
Segment Assets	175,571	75,043	86,702	337,316
	Resource Management	Infrastructure	Communications	Total
Fiscal year ended October 3, 1999
Gross Revenue	$340,955	$135,589	$102,378	$578,922
Net Revenue	231,518	111,776	88,765	432,059
Income from Operations	30,147	15,703	14,905	60,755
Depreciation Expense	1,446	4,430	1,565	7,441
Segment Assets	154,375	48,633	44,444	247,452

    Reconciliations:

	Fiscal Year Ended
	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999
Gross Revenue
Gross revenue from reportable segments	$1,007,769	$819,733	$578,922
Elimination of inter-segment revenue	(38,948)	(32,796)	(15,850)
Other revenue	5,123	7,641	3,418

Total consolidated gross revenue	$973,944	$794,578	$566,490

Net Revenue
Net revenue from reportable segments	$724,941	$590,480	$432,059
Other revenue	5,123	7,641	21

Total consolidated net revenue	$730,064	$598,121	$432,080

Income from Operations
Income from operations of reportable segments	$58,154	$81,787	$60,755
Other income (expense)	280	(1,079)	(490)
Amortization of intangibles	(9,192)	(6,463)	(4,841)

Total consolidated income from operations	$49,242	$74,245	$55,424

Total Assets
Total assets from reportable segments	$370,196	$337,316	$247,452
Goodwill not allocated to segments	245,019	190,452	160,686
Elimination of inter-segment assets	(7,994)	(1,730)	(27,660)

Total consolidated total assets	$607,221	$526,038	$380,478

Geographic Information:

	Fiscal Year Ended
	Sept. 30, 2001		Oct. 1, 2000		Oct. 3, 1999
	Net Revenue(a)	Long-Lived Assets(b)	Net Revenue(a)	Long-Lived Assets(b)	Net Revenue(a)	Long-Lived Assets(b)
United States	$706,862	$288,220	$579,593	$226,731	$417,983	$183,850
Foreign countries	23,202	2,714	18,528	2,367	14,097	1,558

(a)
Net revenue is attributed to countries based on the location of work performed.

(b)
Long-lived assets include non-current assets of the Company.

Major Clients

    The Company's net revenue attributable to the U.S. government clients was approximately $179.0 million, $174.2 million and $169.3 million for fiscal years ended September 30, 2001, October 1, 2000 and October 3, 1999, respectively. Both the Resource Management and Infrastructure operating segments report revenue from the U.S. government.

12.  QUARTERLY FINANCIAL INFORMATION—UNAUDITED

    In the opinion of management, the following unaudited quarterly data for the fiscal years ended September 30, 2001 and October 1, 2000 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature. (In thousands, except per share data)

Fiscal Year 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Gross revenue	$229,330	$234,315	$250,124	$260,175
Net revenue	167,138	179,658	191,548	191,720
Gross profit	38,733	41,404	44,526	45,927
Income (loss) from operations	18,150	20,361	(15,520)	26,251
Net income (loss)	9,370	10,534	(3,829)	14,750
Basic earnings (loss) per share	$0.19	$0.21	$(0.07)	$0.28
Diluted earnings (loss) per share	0.17	0.20	(0.07)	0.27
Weighted average common shares outstanding:
Basic	50,017	50,453	51,233	52,048
Diluted	53,855	53,505	51,233	54,866
Fiscal Year 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Gross revenue	$170,241	$177,581	$203,795	$242,961
Net revenue	129,171	138,846	156,468	173,636
Gross profit	28,754	29,284	40,202	47,009
Income from operations	14,733	15,980	19,673	23,859
Net income	7,563	8,124	9,920	14,835
Basic earnings per share	$0.16	$0.17	$0.20	$0.30
Diluted earnings per share	0.15	0.16	0.19	0.28
Weighted average common shares outstanding:
Basic	48,066	48,187	49,109	49,651
Diluted	50,522	51,425	52,630	53,237

SECURITIES INFORMATION

    Tetra Tech's common stock is traded on the Nasdaq National Market under the symbol TTEK. There were 2,213 stockholders of record as of December 11, 2001. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices for the common stock for the last two fiscal years, as reported by the National Association of Securities Dealers, Inc., are set forth in the following tables. The prices have been adjusted to reflect, on a retroactive basis, the five-for-four stock split, effected in the form of a 25% stock dividend, in December 2001.

Fiscal Year 2001	High	Low
First Quarter	$30.05	$19.80
Second Quarter	25.50	13.60
Third Quarter	25.06	14.40
Fourth Quarter	21.72	15.92
Fiscal Year 2000	High	Low
First Quarter	$14.10	$8.40
Second Quarter	22.60	10.70
Third Quarter	21.20	12.75
Fourth Quarter	25.15	16.90

QuickLinks

Exhibit 13
FINANCIAL HIGHLIGHTS
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEPENDENT AUDITORS' REPORT
TETRA TECH, INC. CONSOLIDATED BALANCE SHEETS
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF INCOME
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FISCAL YEARS ENDED SEPTEMBER 30, 2001, OCTOBER 1, 2000 AND OCTOBER 3, 1999
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TETRA TECH, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FISCAL YEARS ENDED SEPTEMBER 30, 2001, OCTOBER 1, 2000 AND OCTOBER 3, 1999
SECURITIES INFORMATION