Form 10-K, Exhibit 13
period 2002-09-29
TETRA TECH INC
filed 2002-12-30
CIK 831641

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended
	Sept. 29, 2002(1)	Sept. 30, 2001(2)	Oct. 1, 2000(3)	Oct. 3, 1999(4)	Oct. 4, 1998(5)
	(in thousands, except per share data)
Statements of Income Data
Gross revenue	$966,223	$973,944	$794,578	$566,490	$382,934
Subcontractor costs	225,508	243,880	196,457	134,410	85,337

Net revenue	740,715	730,064	598,121	432,080	297,597
Cost of net revenue	582,153	559,474	452,872	327,336	223,871

Gross profit	158,562	170,590	145,249	104,744	73,726
Selling, general and administrative expenses	98,141	121,348	71,004	49,320	33,913

Income from operations	60,421	49,242	74,245	55,424	39,813
Net interest expense	5,452	8,543	7,026	3,135	1,910

Income before minority interest and income tax expense	54,969	40,699	67,219	52,289	37,903
Minority interest	—	—	—	—	1,397

Income before income tax expense	54,969	40,699	67,219	52,289	36,506
Income tax expense	23,059	9,874	26,777	23,174	15,920

Net income	$31,910	$30,825	$40,442	$29,115	$20,586

Basic earnings per share	$0.60	$0.61	$0.83	$0.63	$0.47

Diluted earnings per share	$0.58	$0.57	$0.78	$0.59	$0.45

Weighted average common shares outstanding:
Basic	52,760	50,939	48,754	46,449	43,703

Diluted	55,086	54,166	52,003	49,438	45,610

	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000	Oct. 3, 1999	Oct. 4, 1998
	(in thousands)
Balance Sheet Data
Working capital	$199,737	$192,991	$154,341	$86,313	$77,049
Total assets	671,980	607,221	526,038	380,478	266,610
Long-term obligations, excluding current portion	110,000	111,779	85,532	37,289	33,546
Stockholders' equity	416,303	372,146	297,907	234,432	167,781

(1)
We have included the results of operations and financial positions of Thomas Associates Architects, Engineers, Landscape Architects P.C. and America's Schoolhouse Consulting Services, Inc. (collectively acquired March 25, 2002), Hartman & Associates, Inc. (acquired March 29, 2002) and Ardaman & Associates, Inc. (acquired June 28, 2002) from their respective effective acquisition dates.

(2)
We have included the results of operations and financial positions of Rocky Mountain Consultants, Inc. (acquired December 21, 2000), Wahco Construction,  Inc. (acquired March 2, 2001), Williams, Hatfield & Stoner, Inc. (acquired March 30, 2001), Vertex Engineering Services, Inc. (acquired May 21,

  2001), Maxim Technologies, Inc. (acquired May 25, 2001), Commonwealth Technology, Inc. (acquired June 1, 2001), The Design Exchange Architects, Inc. (acquired June 27, 2001), Western Utility Contractors, Inc. and Western Utility Cable, Inc. (collectively acquired June 29, 2001), Shepherd Miller, Inc. (acquired September 26, 2001) and Sciences International, Inc. (acquired September 26, 2001) from their respective effective acquisition dates.

(3)
We have included the results of operations and financial positions of LC of Illinois, Inc. and HFC Technologies, Inc. (collectively acquired October 25, 1999), Edward A. Sears Associates (acquired March 30, 2000), eXpert Wireless Solutions, Inc. (acquired April 3, 2000), 1261248 Ontario, Inc., which does business as Engineered Communications (acquired May 3, 2000), FHC, Inc. (acquired May 17, 2000), Rizzo Associates, Inc. (acquired May 24, 2000), Drake Contractors, Inc. (acquired June 16, 2000) and Wm. Bethlehem Trenching Ltd. (acquired July 5, 2000) from their respective effective acquisition dates.

(4)
We have included the results of operations and financial positions of MFG, Inc. (formerly McCulley, Frick & Gilman, Inc., acquired February 26, 1999), Collins/Piña Consulting Engineers, Inc. (acquired May 7, 1999), D.E.A. Construction Company (acquired May 19, 1999), BAHA Communications, Inc. (acquired May 21, 1999), Utilities & C.C., Inc. (acquired June 18, 1999), ASL Consultants, Inc. (acquired June 25, 1999), Cosentini Associates, Inc. (formerly partnership interests and certain companies affiliated with Cosentini Associates LLP, acquired June 30, 1999), PDR Engineers, Inc. (acquired September 3, 1999) and Evergreen Utility Contractors, Inc., Continental Utility Contractors, Inc. and Gig Harbor Construction, Inc. (collectively acquired October 2, 1999) from their respective effective acquisition dates.

(5)
We have included the results of operations and financial positions of Tetra Tech NUS, Inc. (acquired December 31, 1997), Whalen/Sentrex LLC (formed March 2, 1998), C.D.C. Engineering, Inc. (acquired March 26, 1998), McNamee, Porter & Seeley, Inc. (acquired July 8, 1998) and the Sentrex Group of Companies (acquired September 22, 1998) from their respective effective acquisition dates.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "projects," "intends," "plans," "believes," "estimates," and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified below, as well as in any other documents filed by us with the Securities and Exchange Commission, specifically the most recent reports on Forms 10-K, 10-Q, and 8-K, each as it may be amended from time to time. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

        Tetra Tech, Inc. is a leading provider of consulting, engineering and technical services. As a consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. Our consulting services are complemented by our engineering and technical services. These services span the lifecycle of a project, and include research and development, applied science and technology, engineering design, construction management, and operations and maintenance. Our clients include a diverse base of public and private organizations located in the United States and internationally.

        Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth.

        We derive our revenue from fees from professional services. Our services are billed under various types of contracts with our clients, including:

  •
  fixed-price;

  •
  fixed-rate time and materials;

  •
  cost-reimbursement plus fixed fee; and

  •
  cost-reimbursement plus fixed and award fee.

        In the course of providing our services, we routinely subcontract services. These subcontractor costs are passed through to our clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, we report net revenue, which is gross revenue less the cost of subcontractor services. Contract revenue and contract costs on both cost-type and fixed-price-type contracts are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are indentified.

        Our cost of net revenue includes professional compensation and certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our selling, general and administrative (SG&A) expenses are comprised primarily of our corporate headquarters' costs related to the executive offices, corporate finance and accounting, information technology, marketing, and bid and proposal costs. These costs are generally unrelated to specific client projects and can vary as expenses are incurred supporting corporate activities and initiatives. We also include in SG&A expenses the charges to bad debt expense to provide reserves for account debtors and the amortization of certain intangible assets resulting from acquisitions.

        We provide services to a diverse base of Federal, state and local government agencies, and commercial and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:

	Percentage of Net Revenue
Client
	Fiscal 2002	Fiscal 2001	Fiscal 2000
Federal government	25.1%	24.5%	29.1%
State and local governments	23.5	18.1	16.3
Commercial	49.1	54.2	51.4
International	2.3	3.2	3.2

Total	100.0%	100.0%	100.0%

        Through fiscal 2002, we managed our business in three operating segments: Resource Management, Infrastructure and Communications. The following table presents, for the periods indicated, the approximate percentage of net revenue attributable to the operating segments:

	Percentage of Net Revenue
Operating Segment
	Fiscal 2002	Fiscal 2001	Fiscal 2000
Resource Management	48.2%	40.0%	41.3%
Infrastructure	36.1	34.0	31.8
Communications	14.9	25.3	25.6
Other revenue	0.8	0.7	1.3

Total	100.0%	100.0%	100.0%

        Our revenue and operating results fluctuate from quarter to quarter as a result of a number of factors, such as:

  •
  The seasonality of the spending cycle of our public sector clients, notably the Federal government, and the spending patterns of our private sector clients;

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

  •
  Reductions in the prices of services offered by our competitors;

  •
  The timing and size of the return on investment capital; and

  •
  General economic or political conditions.

        Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in losses.

Recent Acquisitions

        As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and the breadth and depth of our service offerings. During fiscal 2002, we purchased four companies in the following three transactions:

        The Thomas Group of Companies—In March 2002, we acquired Thomas Associates Architects, Engineers, Landscape Architects P.C. and America's Schoolhouse Consulting Services, Inc. (collectively, TGI). The purchase was valued at approximately $22.4 million. TGI, a New York-based architectural and engineering firm, provides a full range of architectural, engineering and planning services for educational buildings and school systems primarily in the eastern region of the United States.

        Hartman & Associates, Inc.—In March 2002, we acquired Hartman & Associates, Inc. (HAI). The purchase was valued at approximately $10.8 million. HAI, a Florida-based engineering services firm, provides engineering, construction management and consulting services primarily in the southeastern region of the United States.

        Ardaman & Associates, Inc.—In June 2002, we acquired Ardaman & Associates, Inc. (AAI). The purchase was valued at approximately $22.0 million. AAI, a Florida-based engineering services firm, provides geotechnical, geophysical and hydrogeological consulting and engineering services primarily in the southeastern region of the United States.

Results of Operations

        The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:

	Percentage of Net Revenue Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Net revenue	100.0%	100.0%	100.0%
Cost of net revenue	78.6	76.6	75.7

Gross profit	21.4	23.4	24.3
Selling, general and administrative expenses	13.2	16.7	11.9

Income from operations	8.2	6.7	12.4
Net interest expense	0.8	1.1	1.2

Income before income tax expense	7.4	5.6	11.2
Income tax expense	3.1	1.4	4.4

Net income	4.3%	4.2%	6.8%

Fiscal 2002 Compared to Fiscal 2001

        Net Revenue.    Net revenue increased $10.7 million, or 1.5%, to $740.7 million in fiscal 2002 from $730.1 million in fiscal 2001.

        Our Resource Management business area recognized growth in its net revenue of $64.6 million, or 22.1%, in fiscal 2002 from fiscal 2001. This growth was primarily due to an increase in our water resource management business, as well as our acquisition of AAI. Our Resource Management business experienced increases in net revenue from Federal, state and local government, and commercial clients.

These increases were attributable in part to the nation's focus on addressing nonpoint source surface water pollution.

        Our Infrastructure business area recognized growth in its net revenue of $19.3 million, or 7.8%, in fiscal 2002 from fiscal 2001. This growth was primarily due to our acquisitions of TGI and HAI. Excluding the net revenue provided by these acquisitions, we realized a decline in our net revenue of $9.1 million in fiscal 2002 from fiscal 2001. This decrease was primarily attributable to economic conditions impacting our commercial clients in certain geographic regions.

        Our Communications business area recognized a decrease in its net revenue of $74.1 million, or 40.1%, in fiscal 2002 from fiscal 2001. This decrease was primarily due to the economic decline of the communications industry, as well as turmoil among wireless and wired communications providers and an overall reduction in spending by information carriers. As a result of this reduction in spending, we experienced contract delays, and certain of our existing and potential clients either postponed entering into new contracts or requested price concessions.

        Overall, net revenue provided by our Federal and state and local government clients increased by 4.1% and 32.0%, respectively, in fiscal 2002 from fiscal 2001, while net revenue from our commercial and international clients decreased by 8.2% and 27.9%, respectively, in fiscal 2002 from fiscal 2001. We segregate from our total revenue the revenue derived from companies acquired during the current fiscal year, as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic revenue is measured as total revenue less any acquisitive revenue. Net revenue provided by companies acquired during fiscal 2002 totaled $39.0 million. Excluding this net revenue, we realized a 3.9% decline in our net revenue in fiscal 2002 from fiscal 2001. Acquisitive net revenue for fiscal 2002 totaled $84.3 million. Excluding this net revenue, we realized a decline in our organic net revenue of 10.1%.

        Gross revenue decreased $7.7 million, or 0.8%, to $966.2 million in fiscal 2002 from $973.9 million in fiscal 2001. As a percentage of gross revenue, subcontractor costs were 23.3% in fiscal 2002 compared to 25.0% in fiscal 2001.

        Cost of Net Revenue.    Cost of net revenue increased $22.7 million, or 4.1%, to $582.2 million in fiscal 2002 from $559.5 million in fiscal 2001. As a percentage of net revenue, cost of net revenue increased to 78.6% in fiscal 2002 from 76.6% in fiscal 2001. This increase is attributable to a reduction in direct costs that was not commensurate with the reduction in our net revenue, primarily in our Communications business.

        Professional compensation, the largest component of our cost of net revenue, rose as the number of employees, measured as full-time equivalents, increased by 132, or 1.9%, to 6,952 in fiscal 2002 from 6,820 in fiscal 2001. Excluding the 853 employees employed by acquired companies, we experienced a reduction in the number of full-time equivalent employees.

        Gross profit decreased $12.0 million, or 7.1%, to $158.6 million in fiscal 2002 from $170.6 million in fiscal 2001. As a percentage of net revenue, gross profit decreased to 21.4% in fiscal 2002 from 23.4% in fiscal 2001.

        Selling, General and Administrative Expenses.    SG&A expenses, exclusive of amortization expense, decreased $24.9 million, or 22.1%, to $87.3 million in fiscal 2002 from $112.2 million in fiscal 2001. As a percentage of net revenue, such SG&A expenses decreased to 11.8% in fiscal 2002 from 15.4% in fiscal 2001. The change from fiscal 2001 to fiscal 2002 resulted primarily from several significant factors. Fiscal 2001 included a $38.3 million charge taken in the third quarter to provide a reserve for an account debtor. Fiscal 2002 included a $9.3 million reduction of this charge due to the estimated ultimate recovery, of which $6.1 million was collected during the fourth quarter of fiscal 2002. Fiscal 2002 SG&A expenses also included a $4.1 million charge taken in the fourth quarter in connection with a jury verdict handed down in December 2002. Excluding the factors mentioned above, SG&A expenses increased $18.6 million, or 25.1%, to $92.5 million in fiscal 2002 from $73.9 million in fiscal 2001. The increase includes costs incurred related to the recovery of the $9.3 million, additional bad debt expense to reserve for solvency issues of other communications clients, as well as SG&A expenses of acquired companies.

        Our SG&A expenses vary as a result of corporate initiatives such as business development and the upgrade of our corporate business systems, as well as other discretionary spending. We experienced higher proportional costs in these areas in fiscal 2002. Our SG&A expenses will continue to vary due to the timing and magnitude of discretionary expenditures. The amortization expense related to acquisitions increased $1.6 million, or 17.6%, to $10.8 million in fiscal 2002 from $9.2 million in fiscal 2001.

        Net Interest Expense.    Net interest expense decreased $3.0 million, or 36.2%, to $5.5 million in fiscal 2002 from $8.5 million in fiscal 2001. This decrease was primarily attributable to lower variable interest rates on borrowings on our credit facility, lower actual borrowings and interest income receivable on income tax refunds for prior years. In fiscal 2002, borrowings under our credit facility and indebtedness outstanding from our senior secured notes averaged $126.4 million at a weighted average interest rate of 4.8%, compared to $130.9 million at a weighted average interest rate of 7.1% in fiscal 2001. In addition, in October 2001, we received notification from the Internal Revenue Service of its approval of our request for an accounting method change for certain entities. Accordingly, in fiscal 2002, we amended our Federal income tax returns for the periods and entities impacted by this change. This change has no impact on our effective income tax rate. However, $2.6 million was included in interest income in fiscal 2002 for the retroactive refunds of income tax payments.

        Income Tax Expense.    Income tax expense increased $13.2 million, or 133.5%, to $23.1 million in fiscal 2002 from $9.9 million in fiscal 2001. Our effective tax rate increased from 24.3% in fiscal 2001 to 41.9% in fiscal 2002. The increase in our effective income tax rate is primarily due to lower estimated income tax credits for fiscal 2002 and changes in our effective income tax rates in state and local jurisdictions. In addition, fiscal 2001 included $7.0 million in income tax credits related to prior years.

Fiscal 2001 Compared to Fiscal 2000

        Net Revenue.    Net revenue increased $131.9 million, or 22.1%, to $730.1 million in fiscal 2001 from $598.1 million in fiscal 2000. We recognized net revenue increases in actual dollars in all three business segments and all four client sectors. Our Resource Management business area recognized growth in its net revenue of 18.4% in fiscal 2001 from fiscal 2000 due primarily to an increase in our water and waste management business and certain fiscal 2001 acquisitions. Our Infrastructure business area recognized net revenue growth of 30.3% in fiscal 2001 from fiscal 2000 due primarily to the expansion of our infrastructure services throughout the United States and certain fiscal 2001 acquisitions. Although the net revenue growth in our Communications business area declined from growth levels we experienced in the past, we still achieved net revenue growth of 20.4% in this area in fiscal 2001 from fiscal 2000. Net revenue provided by our Federal government clients increased by 3.9%, while net revenue from our state and local government, commercial and international clients increased 35.8%, 28.8% and 20.4%, respectively, in fiscal 2001 from fiscal 2000.

        We segregate from our total revenue the revenue derived from companies acquired during the current fiscal year, as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic revenue is measured as total revenue less any acquisitive revenue. Net revenue provided by companies acquired during fiscal 2001 totaled $51.8 million. Excluding this net revenue, we realized 13.8% growth in our net revenue from fiscal 2000 to fiscal 2001. Acquisitive net revenue for fiscal 2001 totaled $84.2 million. Excluding this net revenue, we realized an increase in our organic net revenue of 8.4%.

        Gross revenue increased $179.4 million, or 22.6%, to $973.9 million in fiscal 2001 from $794.6 million in fiscal 2000. As a percentage of gross revenue, subcontractor costs were 25.0% in fiscal 2001 as compared to 24.7% in fiscal 2000.

        Cost of Net Revenue.    Cost of net revenue increased $106.6 million, or 23.5%, to $559.5 million in fiscal 2001 from $452.9 million in fiscal 2000. As a percentage of net revenue, cost of net revenue increased to 76.6% in fiscal 2001 from 75.7% in fiscal 2000. Professional compensation, the largest component of our cost of net revenue, rose as the number of employees, measured as full-time equivalents, increased by 700, or 11.4%, to 6,820 in fiscal 2001 from 6,120 in fiscal 2000. Excluding the 938 employees employed by acquired companies, we experienced a reduction in the number of full-time equivalent employees. Gross profit increased $25.3 million, or 17.4%, to $170.6 million in fiscal 2001 from $145.2 million in fiscal 2000. As a percentage of net revenue, gross profit decreased to 23.4% in fiscal 2001 from 24.3% in fiscal 2000.

        Selling, General and Administrative Expenses.    SG&A expenses, exclusive of amortization expense, increased $47.6 million, or 73.8%, to $112.2 million in fiscal 2001 from $64.5 million in fiscal 2000. As a percentage of net revenue, such SG&A expenses increased to 15.4% in fiscal 2001 from 10.8% in fiscal 2000. This significant increase was primarily attributable to a $38.3 million charge taken in the third quarter of fiscal 2001 for an account debtor that had filed for bankruptcy protection. Excluding this charge, our SG&A expenses increased $9.3 million, or 14.4%, to $73.9 million in fiscal 2001 from $64.5 million in fiscal 2000. Our SG&A expenses vary as a result of corporate initiatives such as business development and the upgrade of corporate business systems, as well as other discretionary spending. Fiscal 2000 reflected higher proportional costs in these areas. Our SG&A expenses will continue to vary due to the timing and magnitude of discretionary expenditures. The amortization expense related to acquisitions increased $2.7 million, or 42.2%, to $9.2 million in fiscal 2001 from $6.5 million in fiscal 2000.

        Net Interest Expense.    Net interest expense increased $1.5 million, or 21.6%, to $8.5 million in fiscal 2001 from $7.0 million in fiscal 2000. This increase was primarily attributable to higher borrowings on our credit facility and our private placement of fixed-rate senior secured notes to fund working capital and investing needs of acquisitions, offset by decreases in interest rates. In fiscal 2001, borrowings on our credit facility and senior secured notes averaged $130.9 million at a weighted average interest rate of 7.1%, compared to $95.4 million at a weighted average interest rate of 7.4% in fiscal 2000. In addition, interest income increased $0.8 million, or 231.3%, to $1.1 million in fiscal 2001 from $0.3 million in fiscal 2000. This increase was primarily attributable to higher cash and cash equivalent balances and interest related to anticipated tax refunds.

        Income Tax Expense.    Income tax expense decreased $16.9 million, or 63.1%, to $9.9 million in fiscal 2001 from $26.8 million in fiscal 2000. This decrease was primarily due to the realization of certain tax credits. Beginning in fiscal 2000, we performed an extensive review of our effective tax rate and tax position. During the fourth quarter of fiscal 2000, based upon estimates of credits, primarily research and experimentation credits as provided under the Internal Revenue Code, we realized a reduction in our then current effective tax rate from 44.3% to 42.0%. These credits were also available for prior years. During fiscal 2001, we further refined our estimates and determined that our current effective tax rate was approximately 39.0%. Accordingly, we amended our fiscal 2000 Federal income tax return in fiscal 2001 to reflect these credits and amended income tax returns for fiscal years 1997, 1998 and 1999 in fiscal 2002. Fiscal 2001 includes $7.0 million in income tax credits related to prior years.

Unaudited Quarterly Operating Results

        The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Fiscal 2002 Quarter Ended				Fiscal 2001 Quarter Ended				Fiscal 2000 Quarter Ended
	Dec. 30, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 29, 2002	Dec. 31, 2000	Apr. 1, 2001	Jul. 1, 2001	Sep. 30, 2001	Jan. 2, 2000	Apr. 2, 2000	Jul. 2, 2000	Oct. 1, 2000
	($ in thousands)
Net revenue	$184,889	$178,073	$185,436	$192,317	$167,138	$179,658	$191,548	$191,720	$129,171	$138,846	$156,468	$173,636
Cost of net revenue	139,977	142,851	148,607	150,718	128,405	138,254	147,022	145,793	100,417	109,562	116,266	126,627

Gross profit	44,912	35,222	36,829	41,599	38,733	41,404	44,526	45,927	28,754	29,284	40,202	47,009
Selling, general and administrative expenses	24,111	25,054	22,793	26,183	20,583	21,043	60,046	19,676	14,021	13,304	20,529	23,150

Income (loss) from operations	20,801	10,168	14,036	15,416	18,150	20,361	(15,520)	26,251	14,733	15,980	19,673	23,859
Net interest expense (income)	2,205	1,477	2,235	(465)	1,994	2,200	2,278	2,071	1,228	1,473	1,958	2,367

Income (loss) before income tax expense (benefit)	18,596	8,691	11,801	15,881	16,156	18,161	(17,798)	24,180	13,505	14,507	17,715	21,492
Income tax expense (benefit)	7,253	3,389	3,701	8,716	6,786	7,627	(13,969)	9,430	5,942	6,383	7,795	6,657

Net income (loss)	$11,343	$5,302	$8,100	$7,165	$9,370	$10,534	$(3,829)	$14,750	$7,563	$8,124	$9,920	$14,835

	Fiscal 2002 Quarter Ended				Fiscal 2001 Quarter Ended				Fiscal 2000 Quarter Ended
	Dec. 30, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 29, 2002	Dec. 31, 2000	Apr. 1, 2001	Jul. 1, 2001	Sep. 30, 2001	Jan. 2, 2000	Apr. 2, 2000	Jul. 2, 2000	Oct. 1, 2000
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenue	75.7	80.2	80.1	78.4	76.8	77.0	76.8	76.0	77.7	78.9	74.3	72.9

Gross profit	24.3	19.8	19.9	21.6	23.2	23.0	23.2	24.0	22.3	21.1	25.7	27.1
Selling, general and administrative expenses	13.0	14.1	12.3	13.6	12.3	11.7	31.3	10.3	10.9	9.6	13.1	13.4

Income (loss) from operations	11.3	5.7	7.6	8.0	10.9	11.3	(8.1)	13.7	11.4	11.5	12.6	13.7
Net interest expense (income)	1.2	0.8	1.2	(0.3)	1.2	1.2	1.2	1.1	0.9	1.1	1.3	1.3

Income (loss) before income tax expense (benefit)	10.1	4.9	6.4	8.3	9.7	10.1	(9.3)	12.6	10.5	10.4	11.3	12.4
Income tax expense (benefit)	4.0	1.9	2.0	4.6	4.1	4.2	(7.3)	4.9	4.6	4.5	5.0	3.9

Net income (loss)	6.1%	3.0%	4.4%	3.7%	5.6%	5.9%	(2.0)%	7.7%	5.9%	5.9%	6.3%	8.5%

Liquidity and Capital Resources

        As of September 29, 2002, our working capital was $199.7 million, an increase of $6.7 million from $193.0 million as of September 30, 2001, of which cash and cash equivalents totaled $46.3 million and $16.2 million at September 29, 2002 and September 30, 2001, respectively. In fiscal 2002, net cash of $95.2 million was provided by operating activities and $52.2 million was used in investing activities, of which $45.1 million was related to business acquisitions. In fiscal 2001, net cash of $44.3 million was provided by operating activities and $51.2 million was used in investing activities, of which $40.2 million was related to business acquisitions.

        In both fiscal 2002 and 2001, cash provided by operating activities was affected by the structure of certain transactions. In certain acquisitions, we assigned accounts receivable to the former owners of the acquired companies at the time of the transactions in lieu of cash consideration. This structure allowed us to reduce our cash used in investing activities. However, we needed to provide cash in future periods to finance the working capital requirements of the acquired companies. In fiscal 2002, in the AAI acquisition, accounts receivable in the aggregate amount of $7.4 million were assigned to the former owners. In fiscal 2001, in the Williams, Hatfield & Stoner, Inc. acquisition, accounts receivable in the aggregate amount of $3.8 million were assigned to the former owners. In fiscal 2000, in the eXpert Wireless Solutions, Inc. and Drake Contractors, Inc. acquisitions, accounts receivable in the aggregate amount of $3.9 million were assigned to the former owners. Collections on previously assigned receivables in fiscal years 2002, 2001 and 2000 totaled $6.0 million, $5.2 million and $10.7 million, respectively. If we had not assigned these receivables at the time of acquisition, cash provided by operating activities in fiscal years 2002 and 2001 could have been $101.2 million and $49.5 million, respectively, and cash used in operating activities for fiscal year 2000 could have been $1.5 million.

        Our capital expenditures during fiscal years 2002 and 2001 were approximately $7.2 million and $11.0 million, respectively. Capital expenditures were primarily for the replacement of field equipment, the enhancement of computer equipment and office improvement.

        We have a credit agreement with various financial institutions (the "Credit Agreement") that provides us with a revolving credit facility (the "Facility") of $140.0 million. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Throughout fiscal 2002, maximum borrowings under the Facility were $25.0 million. At September 29, 2002, there were no outstanding borrowings under the Facility and standby letters of credit totaled $3.6 million. On May 22, 2001, to provide additional debt capacity to fund working capital needs and acquisitions, we issued two series of senior secured notes in the aggregate amount of $110.0 million in a private placement: Series A Notes, totaling $92.0 million with an interest rate of 7.28%, and maturing on May 30, 2011; and Series B Notes, totaling $18.0 million with an interest rate of 7.08%, and maturing on May 30, 2008. At September 29, 2002, the outstanding principal balance on the senior secured notes was $110.0 million.

        We expect that internally generated funds, our existing cash balances and availability under the Credit Agreement will be sufficient to meet our capital requirements through the end of fiscal 2003. However, should we pursue an acquisition or acquisitions in which the potential cash consideration exceeds the then current availability of cash, we may pursue additional financing.

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

        We believe our operations have not been and, in the foreseeable future, are not expected to be materially adversely affected by inflation or changing prices. However, current general economic conditions may impact our client base, and as such, may impact their creditworthiness and our ability to collect cash to meet our operating needs.

        The following sets forth (in thousands) our contractual obligations at September 29, 2002:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$111,600	$1,600	$20,343	$33,486	$56,171
Operating leases	143,615	31,229	45,378	27,022	39,986

Total	$255,215	$32,829	$65,721	$60,508	$96,157

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The presentation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Revenue Recognition:    Contract revenue is recognized on the percentage-of-completion method based on contract costs incurred to date compared with total estimated contract costs. This method of revenue recognition requires us to prepare estimates of costs to complete for contracts in progress. In making such estimates, judgments are required to evaluate contingencies such as potential variances in schedule and the cost of material and labor, claims and disputes or achievement of contractual performance standards. Changes in total estimated contract costs and losses, if any, are recognized in the period they are determined.

        Allowance for Doubtful Accounts:    Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Legal Claims:    From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We regularly evaluate our exposure to threatened or pending litigation and other business contingencies and accrue for estimated losses on such matters in accordance with Statement of Financial Accounting Standard (SFAS) No. 5, Accounting for Contingencies. Except as described below, we have not been affected by any litigation or other contingencies that have had, or are currently anticipated to have, a material impact on our results of operations or financial position. As additional information about current or future litigation or other contingencies becomes available, management will assess whether such information warrants the recording of additional expense relating to those contingencies. Such additional expense could potentially have a material impact on our results of operations and financial position.

        On December 2, 2002, a jury in Washington County Court in Bartlesville, Oklahoma handed down a $4.1 million verdict against us in our dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America. We are in the process of filing an appeal in this matter and are also pursuing other legal alternatives related to this case. However, because a verdict has been rendered, we have established a $4.1 million reserve for this matter in SG&A expenses in our consolidated statement of income for the year ended September 29, 2002.

        Income Taxes:    We have embarked on several tax initiatives in order to reduce our effective tax rate. As a result, we recognized the benefit of certain tax credits during fiscal 2002 and fiscal 2001. The amount of credits recognized for financial statement purposes represent the amount that we estimate will be ultimately realizable.

Recently Issued Financial Standards

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets, which supercedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed, at a minimum, annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. For the fiscal year ended September 29, 2002, goodwill amortization expense was $10.8 million. The amortization provisions of this statement are effective for goodwill and intangible assets acquired after June 30, 2001. The remaining provisions of this statement are effective for fiscal years beginning after December 15, 2001. The adoption of this statement will result in our discontinuation of amortization of our goodwill. We are currently in the process of completing the two-step transitional impairment test required by SFAS No. 142 to determine whether there was a potential impairment to recorded goodwill as of September 30, 2002. Step one requires us to compare the fair value of each reporting unit with its respective carrying amount, including goodwill. If the carrying value exceeds its fair value, step two will be performed to measure the amount of impairment loss, if any. Step one of the transitional impairment test will be completed during the first six months of fiscal 2003. Step two of the transitional impairment test must be completed by September 28, 2003 and the resulting impairment loss, if any, will be recorded as a cumulative effect of accounting change in the consolidated statement of operations.

        Although we are currently evaluating the impact of the adoption of SFAS No. 142, we believe that it is likely that a portion of our goodwill is impaired under SFAS No. 142, and the resulting impairment loss could have a material impact on our consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The provisions of this statement are effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although early adoption is permitted. We are currently analyzing the impact of this statement and we will adopt this statement in fiscal 2003.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred compensation agreement. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. We will apply the provisions of SFAS No. 146 to any exit or disposal activities that we initiate after December 31, 2002.

Market Risks

        We do not currently utilize any material derivative financial instruments that expose us to significant market risk. We are exposed to cash flow risk due to interest rate fluctuations with respect to our long-term obligations. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.25%. Borrowings at the base rate have no designated term and may be repaid without penalty any time prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding debt between current liabilities and long-term obligations based on anticipated payments within and beyond one year's period of time. We presently anticipate repaying $1.6 million of our long-term obligations in fiscal 2003. Assuming we pay our long-term obligations in the amount of $1.6 million ratably throughout the year, and our average interest rate on our long-term obligations increases or decreases by one percentage point, our interest expense could increase or decrease by less than $0.1 million. However, there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner or obtain alternate financing. We could incur additional debt under our Facility or our operating results could be worse than we expect. In addition, we have outstanding senior secured notes which bear interest at a fixed rate. The Series A Notes bear interest at 7.28% with interest payments made semiannually. Principal payments on these notes will be paid annually at the rate of $13.1 million per year commencing fiscal 2005 through fiscal 2011. The Series B Notes bear interest at 7.08% with interest payments made semiannually. Principal payments on these notes will be paid annually at the rate of $3.6 million per year commencing fiscal 2004 through fiscal 2008. If interest rates increased by 1%, the fair value of the senior secured notes could decrease by $4.8 million. If interest rates decreased by 1%, the fair value could increase by $5.1 million. We presently have no material contracts under which the currency is not denominated in U.S. dollars. Accordingly, foreign exchange rate fluctuations would not have a material impact on our financial statements.

INDEPENDENT AUDITORS' REPORT

Tetra Tech, Inc.:

        We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and its subsidiaries as of September 29, 2002 and September 30, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of September 29, 2002 and September 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
December 20, 2002

TETRA TECH, INC.
CONSOLIDATED BALANCE SHEETS

	Sept. 29, 2002	Sept. 30, 2001
ASSETS
Current Assets:
Cash and cash equivalents	$46,345,000	$16,240,000
Accounts receivable—net	137,354,000	152,761,000
Unbilled receivables—net	117,354,000	120,925,000
Contract retentions	5,090,000	5,103,000
Prepaid expenses and other current assets	18,588,000	13,927,000
Income taxes receivable	20,683,000	3,608,000
Deferred income taxes	—	3,723,000

Total Current Assets	345,414,000	316,287,000

Property and Equipment:
Equipment, furniture and fixtures	76,756,000	69,077,000
Leasehold improvements	8,217,000	6,715,000

Total	84,973,000	75,792,000
Accumulated depreciation and amortization	(44,847,000)	(35,856,000)

Property and Equipment—Net	40,126,000	39,936,000

Intangible Assets—Net	279,934,000	245,019,000
Other Assets	6,506,000	5,979,000

Total Assets	$671,980,000	$607,221,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$60,038,000	$53,977,000
Accrued compensation	34,228,000	29,738,000
Billings in excess of costs on uncompleted contracts	11,837,000	10,354,000
Other current liabilities	19,377,000	14,899,000
Deferred income taxes	18,638,000	—
Current portion of long-term obligations	1,559,000	14,328,000

Total Current Liabilities	145,677,000	123,296,000

Long-term Obligations	110,000,000	111,779,000

Commitments and Contingencies (Notes 8 and 10)
Stockholders' Equity:
Preferred stock—authorized, 2,000,000 shares of $.01 par value; issued and outstanding 0 shares at September 29, 2002 and September 30, 2001	—	—
Exchangeable stock of a subsidiary	13,239,000	13,239,000
Common stock—authorized, 85,000,000 shares of $.01 par value; issued and outstanding 53,273,227 and 52,247,777 shares at September 29, 2002 and September 30, 2001, respectively	533,000	522,000
Additional paid-in capital	207,505,000	195,126,000
Accumulated other comprehensive loss	(1,784,000)	(1,641,000)
Retained earnings	196,810,000	164,900,000

Total Stockholders' Equity	416,303,000	372,146,000

Total Liabilities and Stockholders' Equity	$671,980,000	$607,221,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended
	Sept. 29, 2002	Sept 30, 2001	Oct. 1, 2000
Revenue:
Gross revenue	$966,223,000	$973,944,000	$794,578,000
Subcontractor costs	225,508,000	243,880,000	196,457,000

Net Revenue	740,715,000	730,064,000	598,121,000
Cost of Net Revenue	582,153,000	559,474,000	452,872,000

Gross Profit	158,562,000	170,590,000	145,249,000
Selling, General and Administrative Expenses	98,141,000	121,348,000	71,004,000

Income From Operations	60,421,000	49,242,000	74,245,000
Interest Expense	9,340,000	9,633,000	7,355,000
Interest Income	3,888,000	1,090,000	329,000

Income Before Income Tax Expense	54,969,000	40,699,000	67,219,000
Income Tax Expense	23,059,000	9,874,000	26,777,000

Net Income	$31,910,000	$30,825,000	$40,442,000

Basic Earnings Per Share	$0.60	$0.61	$0.83

Diluted Earnings Per Share	$0.58	$0.57	$0.78

Weighted Average Common Shares Outstanding:
Basic	52,760,000	50,939,000	48,754,000

Diluted	55,086,000	54,166,000	52,003,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FISCAL YEARS ENDED OCTOBER 1, 2000, SEPTEMBER 30, 2001 AND SEPTEMBER 29, 2002

	Exchangeable Stock		Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE, OCTOBER 3, 1999	790,642	$13,239,000	48,042,027	$481,000	$127,881,000	$(802,000)	$93,633,000	$234,432,000
Comprehensive income:
Net income							40,442,000	40,442,000
Foreign currency translation adjustment						(42,000)		(42,000)

Comprehensive income								40,400,000

Shares issued in acquisitions	33,606	648,000	732,244	7,000	11,379,000			12,034,000
Stock options exercised			806,382	8,000	5,692,000			5,700,000
Shares issued in Employee Stock Purchase Plan			207,639	2,000	2,843,000			2,845,000
Tax benefit for disqualifying dispositions of stock options					2,496,000			2,496,000

BALANCE, OCTOBER 1, 2000	824,248	13,887,000	49,788,292	498,000	150,291,000	(844,000)	134,075,000	297,907,000
Comprehensive income:
Net income							30,825,000	30,825,000
Foreign currency translation adjustment						(797,000)		(797,000)

Comprehensive income								30,028,000

Shares issued in acquisitions			1,578,575	16,000	33,043,000			33,059,000
Stock options exercised			667,918	6,000	5,153,000			5,159,000
Shares issued in Employee Stock Purchase Plan			170,985	2,000	3,068,000			3,070,000
Exchangeable shares of a subsidiary exchanged for common shares	(33,606)	(648,000)	42,007	—	648,000			—
Tax benefit for disqualifying dispositions of stock options					2,923,000			2,923,000

BALANCE, SEPTEMBER 30, 2001	790,642	13,239,000	52,247,777	522,000	195,126,000	(1,641,000)	164,900,000	372,146,000
Comprehensive income:
Net income							31,910,000	31,910,000
Foreign currency translation adjustment						(143,000)		(143,000)

Comprehensive income								31,767,000

Shares issued in acquisitions			423,996	5,000	5,529,000			5,534,000
Stock options exercised			323,756	3,000	2,683,000			2,686,000
Shares issued in Employee Stock Purchase Plan			278,152	3,000	3,418,000			3,421,000
Tax benefit for disqualifying dispositions of stock options					789,000			789,000
Payment for fractional shares			(454)	—	(40,000)			(40,000)

BALANCE, SEPTEMBER 29, 2002	790,642	$13,239,000	53,273,227	$533,000	$207,505,000	$(1,784,000)	$196,810,000	$416,303,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Cash Flows From Operating Activities:
Net income	$31,910,000	$30,825,000	$40,442,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	23,354,000	21,362,000	13,709,000
Deferred income taxes	19,997,000	(1,172,000)	723,000
Provision for losses on receivables	3,479,000	44,025,000	3,056,000
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	22,020,000	(24,865,000)	(57,177,000)
Unbilled receivables	5,770,000	6,571,000	(32,489,000)
Contract retentions	146,000	(771,000)	1,050,000
Prepaid expenses and other assets	(3,721,000)	(3,974,000)	(4,337,000)
Accounts payable	4,919,000	(6,400,000)	12,746,000
Accrued compensation	(795,000)	472,000	3,053,000
Billings in excess of costs on uncompleted contracts	1,483,000	(6,401,000)	10,075,000
Other current liabilities	2,935,000	(4,801,000)	(2,185,000)
Income taxes receivable/payable	(16,286,000)	(10,597,000)	(854,000)

Net Cash Provided By (Used In) Operating Activities	95,211,000	44,274,000	(12,188,000)

Cash Flows From Investing Activities:
Capital expenditures	(7,165,000)	(11,017,000)	(14,745,000)
Payments for business acquisitions, net of cash acquired	(45,079,000)	(40,165,000)	(27,515,000)

Net Cash Used In Investing Activities	(52,244,000)	(51,182,000)	(42,260,000)

Cash Flows From Financing Activities:
Payments on long-term obligations	(74,927,000)	(195,636,000)	(67,763,000)
Proceeds from issuance of long-term obligations	56,000,000	204,000,000	112,000,000
Proceeds from issuance of common stock	6,067,000	8,229,000	8,545,000
Payment of deferred financing fees	—	(890,000)	—

Net Cash (Used In) Provided By Financing Activities	(12,860,000)	15,703,000	52,782,000

Effect of Exchange Rate Changes on Cash	(2,000)	(112,000)	1,034,000

Net Increase (Decrease) in Cash and Cash Equivalents	30,105,000	8,683,000	(632,000)
Cash and Cash Equivalents at Beginning of Year	16,240,000	7,557,000	8,189,000

Cash and Cash Equivalents at End of Year	$46,345,000	$16,240,000	$7,557,000

Supplemental Cash Flow Information:
Cash paid during the year for:
Interest	$9,370,000	$7,184,000	$6,734,000

Income taxes, net of refunds received	$17,667,000	$19,107,000	$27,844,000

Supplemental Non-Cash Investing and Financing Activities:
In fiscal 2002, the Company purchased all of the capital stock of Thomas Associates Architects, Engineers, Landscape Architects P.C.; America's Schoolhouse Consulting Services, Inc., Hartman & Associates, Inc. and Ardaman & Associates, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired	$69,371,000
Cash paid	(50,552,000)
Issuance of common stock	(5,018,000)
Purchase price receivable	445,000
Other acquisition costs	(130,000)

Liabilities assumed	$14,116,000

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

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED SEPTEMBER 29, 2002, SEPTEMBER 30, 2001 AND
OCTOBER 1, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

        Business—Tetra Tech, Inc. (the "Company") is a provider of consulting, engineering and technical services. Through fiscal 2002, the Company supported its commercial and government clients in the areas of resource management, infrastructure and communications. The Company's services include research and development, applied science and technology, engineering design, construction management, and operations and maintenance.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiary, Tetra Tech Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

        Fiscal Year—The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 2002, 2001 and 2000 each contained 52 weeks.

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

        Selling, general and administrative expenses are expensed in the period incurred.

        Net revenue under Federal government contracts and subcontracts accounted for approximately 25.1%, 24.5% and 29.1% of net revenue for the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively.

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

        Long-Lived Assets—The Company's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired. This assessment is performed based on the estimated undiscounted cash flows compared with the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

        Intangible assets as of September 29, 2002 and September 30, 2001 consist principally of goodwill resulting from business acquisitions that is being amortized over periods ranging from 15 to 30 years. Additionally, value was ascribed to other intangible assets, including backlog, in business acquisitions. The accumulated amortization of intangible assets as of September 29, 2002 and September 30, 2001 was $37.8 million and $27.0 million, respectively.

        Income Taxes—The Company files a consolidated Federal income tax return and combined California franchise tax return, as well as other returns that are required in the states and jurisdictions in which the Company does business, which include the Company and its subsidiaries. Income taxes are recognized for (a) the amount of taxes payable or refundable for the current period, and (b) deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

        Earnings Per Share—Basic Earnings Per Share (EPS) excludes dilution and is computed by dividing the income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding and dilutive potential common shares. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock.

        Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable, unbilled receivables and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes at September 29, 2002 was approximately $118,000,000.

        Concentration of Credit Risk—Financial instruments which subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled receivables. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of September 29, 2002, approximately 12.3% of accounts receivable was due from various agencies of the Federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

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

        Accounting Pronouncements—In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, Goodwill and Other Intangible Assets, which supercedes APB Opinion No. 17, Intangible Assets. Under SFAS No. 142, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed, at a minimum, annually for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The amortization provisions of this statement are effective for goodwill and intangible assets acquired after June 30, 2001. The remaining provisions of this statement are effective for fiscal years beginning after December 15, 2001. The adoption of this statement will result in the discontinuation of amortization of the Company's goodwill. The Company is currently in the process of completing the two-step transitional impairment test required by SFAS No. 142 to determine whether there was a potential impairment to recorded goodwill as of September 30, 2002. Step one requires the Company to compare the fair value of each reporting unit with its respective carrying amount, including goodwill. If the carrying value exceeds its fair value, step two will be performed to measure the amount of impairment loss, if any. Step one of the transitional impairment test will be completed during the first six months of fiscal 2003. Step two of the transitional impairment test must be completed by September 28, 2003 and the resulting impairment loss, if any, will be recorded as a cumulative effect of accounting change in the consolidated statement of operations.

        Although the Company is currently evaluating the impact of the adoption of SFAS No. 142, the Company believes that it is likely that a portion of its goodwill is impaired under SFAS No. 142, and the resulting impairment loss could have a material impact on the Company's consolidated financial statements.

        SFAS No. 142 also requires disclosure of the after-tax impact to reported net income and earnings per share of the adoption of the statement for all periods presented. The following table recognizes the after-tax impact of the Company's operational results of the adoption of SFAS No. 142 as if the statement had been in effect for all periods presented:

	Fiscal Year Ended
	September 29, 2002	September 30, 2001	October 1, 2000
Reported net income	$31,910,000	$30,825,000	$40,442,000
Add back: Goodwill amortization	10,811,000	9,192,000	6,463,000

Adjusted net income	$42,721,000	$40,017,000	$46,905,000

Basic earnings per share
Reported basic earnings per share	$0.60	$0.61	$0.83
Add back: Goodwill amortization per basic share	0.21	0.18	0.13

Adjusted basic earnings per share	$0.81	$0.79	$0.96

Diluted earnings per share
Reported diluted earnings per share	$0.58	$0.57	$0.78
Add back: Goodwill amortization per diluted share	0.20	0.17	0.12

Adjusted diluted earnings per share	$0.78	$0.74	$0.90

        In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets

and for Long-Lived Assets To Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The provisions of this statement are effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, although early adoption is permitted. The Company is currently analyzing the impact of this statement and will adopt it in fiscal 2003.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred compensation agreement. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company will apply the provisions of SFAS No. 146 to any exit or disposal activities initiated after December 31, 2002.

2. MERGERS AND ACQUISITIONS

        On October 25, 1999, the Company acquired 100% of the capital stock of LC of Illinois, Inc. and HFC Technologies, Inc. (collectively, LCI), providers of engineering and network infrastructure services for cable television and fiber optic telephone networks including design, construction and maintenance capabilities for communications and information transport systems, primarily in the midwestern region of the United States. The purchase was valued at approximately $1.6 million and consisted of cash.

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

        On April 3, 2000, the Company acquired 100% of the capital stock of eXpert Wireless Solutions, Inc. (EWS), a provider of radio-frequency engineering and consulting services to the wireless communications industry throughout the United States. The purchase was valued at approximately $18.8 million and consisted of cash (of which $500,000 was dependent on operational performance) and 509,846 shares of Company common stock. Simultaneously with the acquisition, EWS distributed to its former owners accounts receivable valued at approximately $1.8 million.

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

        On June 16, 2000, the Company acquired 100% of the capital stock of Drake Contractors, Inc. (DCI), a provider of infrastructure installation and maintenance services primarily in Colorado. The purchase was valued at approximately $5.5 million and consisted of cash (of which $1.0 million was contingent on operational performance). Simultaneously with the acquisition, DCI distributed to its former owners accounts receivable valued at approximately $2.1 million.

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

        On March 2, 2001, the Company acquired 100% of the capital stock of Wahco Construction, Inc. (WCI), a provider of network and field services to the utility and communications industries primarily in the northwestern region of the United States. The purchase was valued at approximately $1.4 million and consisted of cash and 64,977 shares of Company common stock.

        On March 30, 2001, the Company acquired 100% of the capital stock of Williams, Hatfield & Stoner, Inc. (WHS), a provider of civil engineering, planning and environmental services primarily in the southeastern region of the United States. The purchase was valued at approximately $9.1 million and consisted of cash and 181,173 shares of Company common stock. Simultaneously with the acquisition, WHS distributed to its former owners accounts receivable valued at approximately $3.8 million.

        On May 21, 2001, the Company acquired 100% of the capital stock of Vertex Engineering Services, Inc. (VES), a provider of environmental engineering, consulting and surety and insurance construction management services throughout the United States. The purchase was valued at approximately $10.4 million and consisted of cash and 386,437 shares of Company common stock.

        On May 25, 2001, the Company acquired 100% of the capital stock of Maxim Technologies, Inc. (MTI), a provider of environmental and engineering consulting services throughout the United States. The purchase was valued at approximately $14.0 million and consisted of cash and 296,995 shares of Company common stock.

        On June 1, 2001, the Company acquired certain assets of Commonwealth Technology, Inc. (CTI), a provider of environmental and infrastructure engineering and consulting services primarily in the southeastern region of the United States. The purchase was valued at approximately $3.6 million and consisted of cash and 103,715 shares of Company common stock.

        On June 27, 2001, the Company acquired 100% of the capital stock of The Design Exchange Architects, Inc. (DXA), a provider of architectural, planning and interior design services primarily in the eastern region of the United States. The purchase was valued at approximately $1.4 million and consisted of cash.

        On June 29, 2001, the Company acquired 100% of the capital stock of Western Utility Contractors, Inc. and Western Utility Cable, Inc. (collectively, WUC), providers of engineering, design and construction services primarily in the midwestern region of the United States. The purchase was valued at approximately $16.0 million and consisted of cash.

        On September 26, 2001, the Company acquired, through its wholly-owned subsidiary, MFG, Inc., certain assets of Shepherd Miller, Inc. (SMI), a provider of environmental and engineering consulting services to the mining industry throughout the United States. The purchase was valued at approximately $2.8 million and consisted of cash and 53,005 shares of Company common stock.

        On September 26, 2001, the Company acquired Sciences International, Inc. (SII), a provider of health and environmental risk assessment services to private industries, governments and law firms throughout the United States. The purchase was valued at approximately $5.1 million and consisted of cash and 140,040 shares of Company common stock.

        On March 25, 2002, the Company acquired, through its wholly-owned subsidiary, The Thomas Group of Companies, Inc., 100% of the capital stock of Thomas Associates Architects, Engineers, Landscape Architects P.C. and America's Schoolhouse Consulting Services, Inc. (collectively, TGI), a provider of architectural, engineering and planning services for educational buildings and school systems primarily in the eastern region of the United States. The purchase was valued at approximately $22.4 million and consisted of cash and 392,126 shares of Company common stock and is subject to a purchase price and purchase allocation adjustment based upon the final determination of TGI's net asset value as of March 25, 2002.

        On March 29, 2002, the Company acquired 100% of the capital stock of Hartman & Associates, Inc. (HAI), a provider of engineering, construction management and consulting services in the southeastern region of the United States. The purchase was valued at approximately $10.8 million, consisted of cash and is subject to a purchase price and purchase allocation adjustment based upon the final determination of HAI's net asset value as of March 29, 2002.

        On June 28, 2002, the Company acquired 100% of the capital stock of Ardaman & Associates, Inc. (AAI), a provider of geotechnical, geophysical and hydrogeological consulting and engineering services in the southeastern region of the United States. The purchase was valued at approximately $22.0 million, consisted of cash and is subject to a purchase price and purchase allocation adjustment based upon the final determination of AAI's net asset value as of June 28, 2002.

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

        Goodwill and other identifiable intangible assets recognized in the acquisitions of TGI, HAI and AAI totaled $43.7 million, which is not deductible for tax purposes. Goodwill was assigned to the

Resource Management and Infrastructure segments in the amounts of $14.6 million and $27.3 million, respectively. Other identifiable assets were assigned to the Resource Management and Infrastructure segments in the amounts of $0.2 million and $1.6 million, respectively.

        The effect of unaudited pro forma operating results of the WCI, DXA, SMI, SII and HAI acquisitions, had they been acquired on October 2, 2000, is not material.

        The following table presents summarized unaudited pro forma operating results assuming that the Company had acquired RMC, WHS, VES, MTI, CTI, WUC, TGI and AAI on October 2, 2000:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001
Gross revenue	$1,002,553,000	$1,095,436,000
Net reveune	774,102,000	829,490,000
Income before income tax expense	55,710,000	49,136,000
Net income	32,340,000	35,971,000
Basic earnings per share	0.61	0.69
Diluted earnings per share	0.59	0.65
Weighted average common shares outstanding:
Basic	52,923,000	51,921,000
Diluted	55,249,000	55,148,000

3. ACCOUNTS RECEIVABLE

        Accounts receivable consisted of the following at September 29, 2002 and September 30, 2001:

	Sept. 29, 2002	Sept. 30, 2001
Billed accounts receivable	$150,188,000	$197,859,000

Unbilled accounts receivable:
Billable amounts not invoiced, amounts billable at stipulated stages of completion of contract work, and unbilled amounts pending negotiation or receipt of contract modifications	118,741,000	121,724,000
Costs and fee retention billable upon audit of total contract costs total contract costs	5,090,000	5,103,000

Total unbilled accounts receivable	123,831,000	126,827,000

Billings in excess of costs on uncompleted contracts	(11,837,000)	(10,354,000)

Allowance for uncollectible accounts:
Allowance for doubtful accounts	(12,834,000)	(45,098,000)
Allowance for disallowed costs total contract costs	(1,387,000)	(799,000)

Total allowance for uncollectible accounts	(14,221,000)	(45,897,000)

Total	$247,961,000	$268,435,000

        The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. Included in the allowance for doubtful accounts at September 30, 2001 was a $38.3 million reserve for an account debtor that filed for Chapter 11 protection under the U.S. Bankruptcy Code. The related charge is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended September 30, 2001. Also included in fiscal 2002 selling, general and administrative expenses is an estimated ultimate recovery of $9.3 million from the $38.3 million charge, of which $6.1 million was collected in the fourth quarter of fiscal 2002. The allowance for disallowed costs relates primarily to contracts with the Federal government. These contracts are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company's overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit. There can be no assurance that DCAA audits will not result in material cost disallowances in the future.

        Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible, potential write-offs as a result of debtors who have filed for bankruptcy protection, plus an allowance for other amounts for which some potential loss is determined to be probable based on current events and circumstances. Given the above, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

4. INCOME TAXES

        Income tax expense for the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000 consisted of the following:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Current:
Federal	$25,385,000	$6,963,000	$20,845,000
State	6,170,000	4,083,000	5,224,000
Deferred	(8,496,000)	(1,172,000)	708,000

Total income tax expense	$23,059,000	$9,874,000	$26,777,000

        Temporary differences comprising the net deferred income tax (liability) asset shown on the accompanying consolidated balance sheets were as follows:

	Sept. 29, 2002	Sept. 30, 2001
Allowance for doubtful accounts	$5,198,000	$2,925,000
Accrued vacation	4,648,000	3,632,000
Depreciation	(4,319,000)	(3,489,000)
Prepaid expense	(1,438,000)	(1,540,000)
State taxes	3,212,000	1,176,000
Other	1,329,000	1,041,000
Cash to accrual	(3,482,000)	(22,000)
Unearned revenue	(23,786,000)	—

Net deferred income tax (liability) asset	$(18,638,000)	$3,723,000

        During fiscal 2002, the Company received notification from the Internal Revenue Service of its approval of the Company's request to change its accounting method for recognizing revenue for tax purposes for certain entities. The tax effect of unearned revenue for tax purposes is presented as a deferred income tax liability in the above table.

        Total income tax expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Year Ended
	Sept. 29, 2002		Sept. 30, 2001		Oct. 1, 2000
	Amount	%	Amount	%	Amount	%
Tax at Federal statutory rate	$19,239,000	35.0%	$14,245,000	35.0%	$23,527,000	35.0%
Tax credits	(2,257,000)	(4.1)%	(9,428,000)	(23.2)%	(2,800,000)	(4.2)%
Goodwill	3,324,000	6.0%	3,159,000	7.8%	2,053,000	3.1%
State taxes, net of Federal benefit	2,645,000	4.8%	2,116,000	5.2%	3,495,000	5.2%
Other	108,000	0.2%	(218,000)	(0.5)%	502,000	0.7%

Total income tax expense	$23,059,000	41.9%	$9,874,000	24.3%	$26,777,000	39.8%

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

        On May 22, 2001, the Company issued two series of senior secured notes (the "Senior Secured Notes") in the aggregate amount of $110.0 million. Series A, totaling $92.0 million, carries an interest rate of 7.28%. Series B, totaling $18.0 million, carries an interest rate of 7.08%. Interest on both Series A and Series B is payable semi-annually and commenced November 2001. Commencing May 30, 2005, principal payments of $13.1 million are payable on the Series A Notes each May 30 to and including May 30, 2011. Commencing May 30, 2004, principal payments of $3.6 million are payable on the Series B Notes each May 30 to and including May 30, 2008.

        The Credit Agreement and Senior Secured Notes contain various covenants including, but not limited to, restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

        As of September 29, 2002, there were no outstanding borrowings under the Credit Agreement and standby letters of credit totaled $3.6 million. Outstanding borrowings on the Senior Secured Notes totaled $110.0 million at September 29, 2002.

        At September 29, 2002, approximately $1.6 million of additional debt existed from acquired companies. This debt is primarily related to pre-acquisition borrowings to facilitate equipment purchases. The Company intends to repay these amounts prior to the end of their term and terminate all such agreements.

6. STOCKHOLDERS' EQUITY

        In connection with the fiscal 2000 acquisition of ENG and the fiscal 1998 acquisition of the Sentrex Group of Companies, the Company issued an aggregate of 920,354 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (the "Exchangeable Shares"), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to (a) the current market price of a share of the Company's common stock, which shall be satisfied in full by the Company's delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, plus (b) a dividend amount or dividend shares, if any. The Exchangeable Shares cannot be put back to the Company for cash.

        Pursuant to the Company's 1989 Stock Option Plan, key employees could be granted options to purchase an aggregate of 1,490,112 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. The 1989 Stock Option Plan terminated, except as to outstanding options and all options granted to date by the Company have been at 100% of the market value at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

        Pursuant to the Company's 1992 Incentive Stock Plan, key employees could be granted options to purchase an aggregate of 7,202,147 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Incentive Stock Plan terminates in December 2002, except as to the outstanding options, and all options granted to date by the Company have been at 100% of the market value at the date of grant. These options become exercisable after one year, become fully vested no later than five years after grant and terminate no later than ten years after grant.

        Pursuant to the Company's 2002 Stock Option Plan, key employees may be granted options to purchase an aggregate of 4,000,000 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. From such date of grant, these options become exercisable after one year, become fully vested no later than four years after grant and terminate no later than ten years after grant.

        Pursuant to the Company's 1992 Stock Option Plan for Nonemployee Directors, nonemployee directors could be granted options to purchase an aggregate of 178,808 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Stock Option Plan for Nonemployee Directors terminates in December 2002, except as to the outstanding options, and all options granted to date by the Company have been at 100% of the market value at the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted and terminate no later than ten years after grant.

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

        Under the Purchase Plan, the exercise price of a purchase right will be the lesser of 100% of the fair market value of such shares on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq National Market on the day in question.

        During the three years in the period ended September 29, 2002, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
Balance, October 3, 1999	4,225,641	$9.02
Granted	887,153	10.30
Exercised	(806,383)	7.07
Cancelled	(133,530)	12.02

Balance, October 1, 2000	4,172,881	9.57
Granted	1,195,960	21.50
Exercised	(667,918)	7.72
Cancelled	(266,892)	15.62

Balance, September 30, 2001	4,434,031	12.70
Granted	1,026,355	19.10
Exercised	(323,756)	8.33
Cancelled	(309,171)	16.19

Outstanding at September 29, 2002	4,827,459	$14.13

Exercisable at September 29, 2002	2,613,040	$10.62

Exercisable at September 30, 2001	2,178,656	$8.76

        The following table summarizes information concerning outstanding and exercisable options as of September 29, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.79-$4.09	259,476	1.07	$3.47	259,476	$3.47
$4.46-$6.60	264,600	3.05	5.21	264,600	5.21
$6.64-$9.01	1,072,177	5.42	8.23	795,889	8.06
$10.05-$15.05	931,478	6.32	12.25	737,714	11.81
$15.15-$22.43	2,170,034	8.39	19.59	522,731	18.24
$23.08-$28.00	129,694	8.51	24.64	32,630	24.65

$2.79-$28.00	4,827,459	6.65	$14.13	2,613,040	$10.62

        The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Pro forma net income and earnings per share had the Company accounted for stock options issued to employees in accordance with the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation, are as follows:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Net income—as reported	$31,910,000	$30,825,000	$40,442,000
Net income—pro forma	28,042,000	27,316,000	36,324,000
Basic earnings per share—as reported	$0.60	$0.61	$0.83
Diluted earnings per share—as reported	0.58	0.57	0.78
Basic earnings per share—pro forma	0.53	0.54	0.75
Diluted earnings per share—pro forma	0.51	0.50	0.70

        The fair value of the Company's stock options used to compute pro forma net income and pro forma earnings per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2002, 2001 and 2000 are $9.56, $8.77 and $4.38, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	64.0%	48.6%	46.5%
Risk-free rate of return, annual	2.3%	3.4%	7.7%
Expected life	3.98 yrs.	3.85 yrs.	3.51 yrs.

7. EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Numerator—
Net income	$31,910,000	$30,825,000	$40,442,000

Denominator for basic earnings per share—
Weighted average shares	52,760,000	50,939,000	48,754,000

Denominator for diluted earnings per share—
Denominator for basic earnings per share	52,760,000	50,939,000	48,754,000
Potential common shares:
Stock options	1,091,000	1,971,000	2,001,000
Exchangeable stock of a subsidiary	1,235,000	1,256,000	1,248,000

Potential common shares	2,326,000	3,227,000	3,249,000

Denominator for diluted earnings per share	55,086,000	54,166,000	52,003,000

Basic earnings per share	$0.60	$0.61	$0.83

Diluted earnings per share	$0.58	$0.57	$0.78

        For the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, 2.3 million, 0.9 million and 0.5 million options, respectively, were excluded from the calculation of potential common shares because the exercise price of the excluded options exceeded the average market price for the respective periods.

8. LEASES

        The Company leases office and field equipment, vehicles, land and buildings under various operating leases. Rent expense under all operating leases was approximately $43.1 million, $38.0 million and $28.3 million for the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively. Amounts payable under noncancelable operating lease commitments are as follows during the fiscal years ending in:

2003	$31,229,000
2004	26,064,000
2005	19,314,000
2006	14,907,000
2007	12,115,000
Thereafter	39,986,000

Total	$143,615,000

9. RETIREMENT PLANS

        The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, employer contributions relating to the plans were approximately $8.7 million, $10.0 million and $7.2 million, respectively.

10. CONTINGENCIES

        The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting professions, primarily alleging professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits against such claims. Management is of the opinion that the resolution of these claims, except as described below, will not have a material adverse effect on the Company's financial position and results of operations.

        On December 2, 2002, a jury in Washington County Court in Bartlesville, Oklahoma handed down a $4.1 million verdict against the Company in its dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America. The Company is in the process of filing an appeal in this matter and is also pursuing other legal alternatives related to this case. However, because a verdict has been rendered, the Company established a $4.1 million reserve for this matter in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended September 29, 2002.

11. OPERATING SEGMENTS

        During fiscal 2002, 2001 and 2000, the Company's management organized its operations into three operating segments: Resource Management, Infrastructure and Communications. The Resource Management operating segment provides environmental engineering and consulting services primarily relating to water quality and water availability to both public and private organizations. The Infrastructure operating segment provides engineering services to provide additional development, as well as upgrading and replacement of existing infrastructure, to both public and private organizations. The Communications operating segment provides a comprehensive set of services, including network planning, engineering, site acquisition, construction and construction management, and operations and maintenance services, to telecommunications companies, wireless service providers and cable operators. Management established these operating segments based upon the services provided, the different marketing strategies associated with the services, and the specialized needs of their respective clients.

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

        The following tables set forth (in thousands) summarized financial information on the Company's reportable segments:

        Reportable Segments:

Fiscal year ended September 29, 2002	Resource Management	Infrastructure	Communications	Total
Gross Revenue	$516,443	$317,908	$161,882	$996,233
Net Revenue	356,983	267,254	110,634	734,871
Income from Operations	44,902	29,740	1,637	76,279
Depreciation Expense	2,946	4,758	4,343	12,047
Segment Assets	263,847	115,154	79,460	458,461
Fiscal year ended September 30, 2001	Resource Management	Infrastructure	Communications	Total
Gross Revenue	$425,296	$304,236	$278,237	$1,007,769
Net Revenue	292,299	247,944	184,698	724,941
Income (Loss) from Operations	35,034	32,202	(9,082)	58,154
Depreciation Expense	2,357	4,850	4,450	11,657
Segment Assets	231,162	90,451	48,583	370,196
Fiscal year ended October 1, 2000	Resource Management	Infrastructure	Communications	Total
Gross Revenue	$374,875	$236,922	$207,936	$819,733
Net Revenue	246,851	190,269	153,360	590,480
Income from Operations	32,901	20,866	28,020	81,787
Depreciation Expense	1,670	2,514	2,806	6,990
Segment Assets	175,571	75,043	86,702	337,316

        Reconciliations:

	Fiscal Year Ended
	Sept. 29, 2002	Sept. 30, 2001	Oct. 1, 2000
Gross Revenue
Gross revenue from reportable segments	$996,233	$1,007,769	$819,733
Elimination of inter-segment revenue	(35,854)	(38,948)	(32,796)
Other revenue	5,844	5,123	7,641

Total consolidated gross revenue	$966,223	$973,944	$794,578

Net Revenue
Net revenue from reportable segments	$734,871	$724,941	$590,480
Other revenue	5,844	5,123	7,641

Total consolidated net revenue	740,715	$730,064	$598,121

Income from Operations
Income from operations of reportable segments	$76,279	$58,154	$81,787
Other (expense) income	(5,047)	280	(1,079)
Amortization of intangibles	(10,811)	(9,192)	(6,463)

Total consolidated income from operations	$60,421	$49,242	$74,245

Total Assets
Total assets from reportable segments	$458,461	$370,196	$337,316
Intangible assets not allocated to segments	279,946	245,019	190,452
Elimination of inter-segment assets	(66,427)	(7,994)	(1,730)

Total consolidated total assets	$671,980	$607,221	$526,038

Geographic Information:

	Fiscal Year Ended
	Sept. 29, 2002		Sept. 30, 2001		Oct. 1, 2000
	Net Revenue(a)	Long-Lived Assets(b)	Net Revenue(a)	Long-Lived Assets(b)	Net Revenue(a)	Long-Lived Assets(b)
United States	$723,983	$324,194	$706,862	$288,220	$579,593	$226,731
Foreign countries	16,732	2,372	23,202	2,714	18,528	2,367

(a)
Net revenue is attributed to countries based on the location of work performed.

(b)
Long-lived assets include non-current assets of the Company.

Major Clients

        The Company's net revenue attributable to the U.S. government clients was approximately $186.4 million, $179.0 million and $174.2 million for fiscal years ended September 29, 2002, September 30, 2001 and October 1, 2000, respectively. Both the Resource Management and Infrastructure operating segments report revenue from the U.S. government.

12. QUARTERLY FINANCIAL INFORMATION—UNAUDITED

        In the opinion of management, the following unaudited quarterly data for the fiscal years ended September 29, 2002 and September 30, 2001 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

        (In thousands, except per share data)

Fiscal Year 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Gross revenue	$253,028	$226,128	$238,171	$248,896
Net revenue	184,889	178,073	185,436	192,317
Gross profit	44,912	35,222	36,829	41,599
Income from operations(1)	20,801	10,168	14,036	15,416
Net income(2)	11,343	5,302	8,100	7,165
Basic earnings per share	$0.22	$0.10	$0.15	$0.13
Diluted earnings per share	0.21	0.10	0.15	0.13
Weighted average common shares outstanding:
Basic	52,351	52,440	52,976	53,271
Diluted	55,233	54,945	55,201	54,964
Fiscal Year 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Gross revenue	$229,330	$234,315	$250,124	$260,175
Net revenue	167,138	179,658	191,548	191,720
Gross profit	38,733	41,404	44,526	45,927
Income (loss) from operations	18,150	20,361	(15,520)	26,251
Net income (loss)	9,370	10,534	(3,829)	14,750
Basic earnings (loss) per share	$0.19	$0.21	$(0.07)	$0.28
Diluted earnings (loss) per share	0.17	0.20	(0.07)	0.27
Weighted average common shares outstanding:
Basic	50,017	50,453	51,233	52,048
Diluted	53,855	53,505	51,233	54,866

(1)
During the fourth quarter of fiscal 2002, the Company recorded certain changes in estimates to allowance for doubtful accounts, contingent liabilities and discretionary compensation accruals based upon changes in facts and circumstances in these respective areas. The allowance for doubtful accounts was adjusted to reflect the actual and estimated recovery of $9.3 million in the case of the bankrupt account debtor, as described in Note 3, of which $6.1 million was collected in the fourth quarter of fiscal 2002. The reserve for contingent liabilities was increased by $4.1 million to provide for a jury verdict that was handed down against the Company in December 2002. Discretionary compensation accruals were reduced by approximately $2.6 million.

(2)
During the fourth quarter of fiscal 2002, income tax expense was increased by $2.8 million to reflect changes in estimates of income tax credits and the state and local effective tax rate.

SECURITIES INFORMATION

        Tetra Tech's common stock is traded on the Nasdaq National Market under the symbol TTEK. There were 2,760 stockholders of record as of December 13, 2002. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices per share for the common stock for the last two fiscal years, as reported by the Nasdaq National Market, are set forth in the following tables.

Fiscal Year 2002	High	Low
First Quarter	$23.78	$17.16
Second Quarter	21.40	11.46
Third Quarter	15.16	12.66
Fourth Quarter	14.52	7.71
Fiscal Year 2001	High	Low
First Quarter	$30.05	$19.80
Second Quarter	25.50	13.60
Third Quarter	25.06	14.40
Fourth Quarter	21.72	15.92

QuickLinks

  Exhibit 13
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEPENDENT AUDITORS' REPORT
TETRA TECH, INC. CONSOLIDATED BALANCE SHEETS
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF INCOME
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FISCAL YEARS ENDED OCTOBER 1, 2000, SEPTEMBER 30, 2001 AND SEPTEMBER 29, 2002
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TETRA TECH, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FISCAL YEARS ENDED SEPTEMBER 29, 2002, SEPTEMBER 30, 2001 AND OCTOBER 1, 2000
SECURITIES INFORMATION