Form 10-K, Exhibit 13
period 2003-09-28
TETRA TECH INC
filed 2003-12-16
CIK 831641

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
(in 000's except per share data)

	Fiscal Year Ended
	September 28, 2003 (1)	September 29, 2002 (2)	September 30, 2001 (3)	October 1, 2000 (4)	October 3, 1999 (5)
Statements of Operations Data
Gross revenue	$1,132,050	$966,223	$973,944	$794,578	$566,490
Subcontractor costs	271,278	225,508	243,880	196,457	134,410

Net revenue	860,772	740,715	730,064	598,121	432,080
Cost of net revenue	680,158	582,153	559,474	452,872	327,336

Gross profit	180,614	158,562	170,590	145,249	104,744
Selling, general and administrative expenses	87,462	98,141	121,348	71,004	49,320

Income from operations	93,152	60,421	49,242	74,245	55,424
Net interest expense	9,274	5,452	8,543	7,026	3,135

Income before income tax expense	83,878	54,969	40,699	67,219	52,289
Income tax expense	33,769	23,059	9,874	26,777	23,174

Income before cumulative effect of accounting change	50,109	31,910	30,825	40,442	29,115
Cumulative effect of accounting change	(114,669)	—	—	—	—

Net (loss) income	$(64,560)	$31,910	$30,825	$40,442	$29,115

Basic earnings per share:
Income before cumulative effect of accounting change	$0.94	$0.60	$0.61	$0.83	$0.63
Cumulative effect of accounting change	(2.15)	—	—	—	—

Net (loss) income	$(1.21)	$0.60	$0.61	$0.83	$0.63

Diluted earnings per share:
Income before cumulative effect of accounting change	$0.90	$0.58	$0.57	$0.78	$0.59
Cumulative effect of accounting change	(2.06)	—	—	—	—

Net (loss) income	$(1.16)	$0.58	$0.57	$0.78	$0.59

Weighted average common shares outstanding:
Basic	53,531	52,760	50,939	48,754	46,449

Diluted	55,782	55,086	54,166	52,003	49,438

	Fiscal Year Ended
	September 28, 2003(1)	September 29, 2002(2)	September 30, 2001(3)	October 1, 2000(4)	October 3, 1999(5)
Balance Sheet Data
Working capital	$193,381	$199,737	$192,991	$154,341	$86,313
Total assets	693,480	671,980	607,221	526,038	380,478
Long-term obligations, excluding current portion	107,463	110,000	111,779	85,532	37,289
Stockholders' equity	362,551	416,303	372,146	297,907	234,432

(1)
We have included the results of operations and financial positions of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation (collectively acquired March 7, 2003) and Engineering Management Concepts, Inc. (acquired July 31, 2003) from their respective effective acquisition dates.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "projects," "intends," "plans," "believes," "estimates," and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified below, as well as in any other documents filed by us with the Securities and Exchange Commission, specifically our most recent reports on Forms 10-K, 10-Q, and 8-K, each as it may be amended from time to time. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Overview

        Tetra Tech, Inc. is a leading provider of consulting, engineering and technical services in the areas of resource management and infrastructure. As a consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. These services span the lifecycle of a project and include research and development, applied science and technology, engineering design, construction management, and operations and maintenance. Our clients include a diverse base of government and commercial organizations located in the United States and, to a lesser extent, internationally.

        Since our initial public offering in December 1991, we have increased the size and scope of our business and have expanded our service offerings through a series of strategic acquisitions and internal growth. As of the end of fiscal 2003, we had more than 8,900 employees worldwide, primarily located in North America in more than 345 locations.

        We derive our revenue from fees from professional services. As described under "Critical Accounting Policies—Revenue Recognition" below, our services are billed under various types of contracts with our clients, including fixed-price, time-and-materials, and cost-plus contracts. In fiscal 2003, 38%, 41% and 21% of our net revenue was derived from fixed-price, time-and-materials and cost-plus contracts, respectively; while in fiscal 2002, 35%, 43% and 22% of our net revenue was derived from these types of contracts, respectively.

        In the course of providing our services, we routinely subcontract services. These subcontractor costs are passed through to our clients and, in accordance with industry practice, are included in our gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, we also report net revenue, which is gross revenue less the cost of subcontractor services. Contract revenue and contract costs are primarily recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Revenue and profit on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

        Our cost of net revenue includes professional compensation and related benefits, together with certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our selling, general and administrative (SG&A) expenses are comprised primarily of marketing and bid and proposal costs, as well as our corporate headquarters' costs related to the executive offices, corporate finance and accounting, and information technology costs. These costs are generally unrelated to specific client projects and can vary as expenses are incurred to support corporate activities and initiatives. We also include in SG&A expenses the charges to bad debt expense to provide reserves for account debtors.

        We provide services to a diverse base of Federal, state and local government agencies, and commercial and international clients. The following table presents, for the periods indicated, the approximate percentage of our net revenue attributable to these client sectors:

	Percentage of Net Revenue
Client	Fiscal 2003	Fiscal 2002	Fiscal 2001
Federal government	33.4%	25.1%	24.5%
State and local governments	20.4	23.5	18.1
Commercial	44.5	49.1	54.2
International	1.7	2.3	3.2

	100.0%	100.0%	100.0%

        In fiscal 2003, we provided our services in two principal business areas: resource management and infrastructure. Management established these business areas based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. In the first quarter of fiscal 2003, because of consolidation in the marketplace, the nature of the services we currently provide, and the significant change in our workload, we combined our former infrastructure and communications business areas to form our new infrastructure business area. However, in fiscal 2003, we continued to report our business in three operating segments: resource management, infrastructure and communications. Commencing in fiscal 2004, we will report our business in two operating segments: resource management and infrastructure. See Note 13 of Notes to Consolidated Financial Statements for a detailed discussion of, and historical information concerning, our operating segments.

        The following table presents, for the periods indicated, the approximate percentage of net revenue attributable to our business areas:

	Percentage of Net Revenue
Business Area	Fiscal 2003	Fiscal 2002	Fiscal 2001
Resource Management	57.8%	48.2%	40.0%
Infrastructure	41.4	51.0	59.3
Other net revenue	0.8	0.8	0.7

	100.0%	100.0%	100.0%

        Results for fiscal 2003 reflect a continuation of trends we have seen over the last several quarters. These trends include growth in our Federal government business and strength in our state and local water and water resources programs. These gains have been offset, to some extent, by a reduction in infrastructure spending by state and local government clients caused by budget difficulties, reduced capital spending by our commercial clients, and competitive and margin pressures in our infrastructure business area.

        In fiscal 2003, our resource management business benefited from increased business with our Federal government clients, primarily as a result of our Foster Wheeler Environmental Corporation acquisition, as described below. Our Federal government clients accounted for more than half of this business area's revenue. Federal client spending increased primarily as a result of the upsurge in national security spending, both domestically and overseas. Our resource management business also experienced growth from our commercial and state and local government clients. However, this business was negatively affected to some extent by decreased spending by these clients, which were impacted by the economic downturn that persisted throughout most of fiscal 2003. If the economy improves from the fiscal 2003 conditions, we expect that revenue from this business area will increase as a result of additional commercial spending.

        Our infrastructure business is more concentrated with commercial and state and local government clients. Accordingly, due to the adverse effect of economic conditions on these clients, our infrastructure business experienced a decline in net revenue in fiscal 2003. In the historical infrastructure business, the revenue decline resulted in workforce overcapacity at some points during the year. This overcapacity had a greater impact on operating margins than revenue over the same periods, most notably in the third and fourth quarters of the fiscal year. During the later half of fiscal 2003, our communications infrastructure business began showing signs of recovery. This recovery was initiated by work from several large clients in our wireless communications business and is expected to continue during fiscal 2004. The workload in our wired communications business has not yet begun to recover. However, we expect this business to improve in fiscal 2004 based on our current contract capacity.

        Our revenue and operating results can fluctuate from quarter to quarter as a result of a number of factors, such as:

  •
  Unanticipated changes in contract performance that may effect profitability, particularly with contracts that have funding limits;

  •
  The seasonality of the spending cycle of our public sector clients, notably the Federal government, and the spending patterns of our commercial clients;

  •
  Acquisitions or the integration of acquired companies;

  •
  Employee hiring and utilization rates;

  •
  The number and significance of client engagements commenced and completed during a quarter;

  •
  Creditworthiness and solvency of clients;

  •
  Delays incurred in connection with an engagement;

  •
  The termination by our clients of engagements without penalties;

  •
  The size and scope of engagements;

  •
  The timing of expenses incurred for corporate initiatives;

  •
  Reductions in the prices of services offered by our competitors;

  •
  Changes in accounting rules;

  •
  The timing and size of the return on investment capital; and

  •
  General economic or political conditions.

        Variations in any of these factors can cause significant variations in operating results from quarter to quarter and could result in net losses.

Fiscal 2003 Acquisitions

        As a part of our growth strategy, we expect to pursue complementary acquisitions to expand our geographical reach and increase the breadth and depth of our service offerings to address existing and emerging markets. During fiscal 2003, we engaged in the following two transactions:

          Foster Wheeler Environmental Corporation—In March 2003, we acquired through our wholly-owned subsidiary, Tetra Tech FW, Inc. (FWI), certain assets and certain related liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation. FWI is a New Jersey-

  based provider of engineering and program management services primarily in resource management with the Federal government throughout the United States. The purchases were valued at approximately $67.6 million.

          Engineering Management Concepts, Inc.—In July 2003, we acquired Engineering Management Concepts, Inc. (EMC). EMC, a California-based engineering and program management firm, provides services primarily to the U.S. Department of Defense (DOD) in the areas of weapons test range and systems logistics support, and information technology. The purchase was valued at approximately $19.0 million.

Results of Operations

        The following table sets forth, for the periods indicated, certain operating information as a percentage of net revenue:

	Percentage of Net Revenue Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Net revenue	100.0%	100.0%	100.0%
Cost of net revenue	79.0	78.6	76.6

Gross profit	21.0	21.4	23.4
Selling, general and administrative expenses	10.2	13.2	16.7

Income from operations	10.8	8.2	6.7
Net interest expense	1.1	0.8	1.1

Income before income tax expense	9.7	7.4	5.6
Income tax expense	3.9	3.1	1.4

Income before cumulative effect of accounting change	5.8	4.3	4.2
Cumulative effect of accounting change	(13.3)	—	—

Net (loss) income	(7.5)%	4.3%	4.2%

Fiscal 2003 Compared to Fiscal 2002

        Net Revenue.    Net revenue increased $120.1 million, or 16.2%, to $860.8 million in fiscal 2003 from $740.7 million in fiscal 2002.

        Our resource management business segment recognized growth in its net revenue of $140.1 million, or 39.2%, to $497.1 million in fiscal 2003 from $357.0 million in fiscal 2002. This growth was primarily due to the FWI acquisition, which added $105 million in net revenue, as well as an increase in our water resource management business. Our resource management business segment experienced a 3.9% increase in organic net revenue from Federal, state and local government, and commercial clients. These increases were attributable in part to the nation's focus on nonpoint source surface water pollution. We expect this growth to continue because of the emphasis on national clean water issues.

        Our infrastructure business segment experienced a decrease in its net revenue of $21.2 million, or 5.6%, to $356.7 million in fiscal 2003 from $377.9 million in fiscal 2002. This decrease was primarily attributable to the adverse affect of economic conditions on our commercial clients. However, our acquisition of EMC in the fourth quarter, which added $6.3 million in net revenue, partially offset the decrease.

        Net revenue in our historical infrastructure business increased $2.2 million, or 0.8%, to $269.5 million in fiscal 2003 from $267.3 million in fiscal 2002. This increase was primarily attributable to the EMC acquisition, offset by adverse economic conditions and the negative impact of state and local budget difficulties in certain geographic regions. Net revenue in our historical communications business decreased $23.4 million, or $21.1%, to $87.2 million in fiscal 2003 from $110.6 million in fiscal 2002. This decrease was primarily due to the economic decline of the communications industry in the first two quarters of the fiscal year, as well as turmoil among wireless and wired communications providers and an overall reduction in spending by information carriers. As a result of this reduced spending, we experienced an overcapacity of personnel and equipment, contract delays and cancellations, and price concessions.

        Overall, net revenue provided by our Federal government, state and local government, and commercial clients, in aggregate representing approximately 98% of our total net revenue, increased by 54.0%, 1.1%, and 5.5%, respectively, in fiscal 2003 from fiscal 2002. The growth in our Federal government business was primarily due to the FWI acquisition. In contrast, net revenue from our international clients, approximately 2% of our total net revenue, decreased by 13.4% to $14.5 million in fiscal 2003 from $16.7 million in fiscal 2002.

        For analytical purposes only, we segregate from our total net revenue the revenue derived from companies acquired during the current year, as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic net revenue is measured as total net revenue less any acquisitive net revenue. Acquisitive net revenue for fiscal 2003 totaled $151.8 million. Excluding this net revenue, we realized a 4.3% decrease in our organic net revenue. We expect growth in net revenues in fiscal 2004 without further acquisitions. However, we will continue to evaluate acquisition opportunities during fiscal 2004.

        Gross revenue increased $165.8 million, or 17.2%, to $1.13 billion in fiscal 2003 from $966.2 million in fiscal 2002. As a percentage of gross revenue, subcontractor costs were 24.0% in fiscal 2003 compared to 23.3% in fiscal 2002. This growth resulted from the FWI and EMC acquisitions, as well as organic growth in the resource management area as discussed above.

        Cost of Net Revenue.    Cost of net revenue increased $98.0 million, or 16.8%, to $680.2 million in fiscal 2003 from $582.2 million in fiscal 2002 primarily due to a proportional increase in total net revenue. As a percentage of net revenue, cost of net revenue increased to 79.0% in fiscal 2003 from 78.6% in fiscal 2002. This increase is attributable to a decrease in operating margin due to workforce overcapacity in certain geographic regions of our infrastructure business, partially offset by a margin improvement in our communications infrastructure business. As our communications infrastructure business decreased, we made improvements in our cost structure that resulted in increased margins.

        Professional compensation, the largest component of our cost of net revenue, rose as the number of employees, measured as full-time equivalents, increased by 1,274, or 18.3%, to 8,226 in fiscal 2003 from 6,952 in fiscal 2002. However, excluding the 1,624 employees employed by acquired companies, we experienced a reduction in the number of full-time equivalent employees.

        Gross profit increased $22.1 million, or 13.9%, to $180.6 million in fiscal 2003 from $158.6 million in fiscal 2002. As a percentage of net revenue, gross profit decreased to 21.0% in fiscal 2003 from 21.4% in fiscal 2002.

        Selling, General and Administrative Expenses.    SG&A expenses, exclusive of amortization expense, decreased $1.1 million, or 1.3%, to $86.2 million in fiscal 2003 from $87.3 million in fiscal 2002. As a percentage of net revenue, SG&A expenses decreased to 10.0% in fiscal 2003 from 11.8% in fiscal 2002. With the integration of our communications business into our infrastructure business area, together with the consolidation of certain operating units, we have reduced administrative capacity while experiencing efficiencies of scale. Additionally, fiscal 2002 included a $4.1 million charge taken to provide a reserve for legal contingency. These reductions in SG&A during fiscal 2003 were partially offset by increases in our marketing support of organic revenue growth and increased SG&A expenses resulting from the FWI acquisition in the second quarter of fiscal 2003. Our SG&A expenses will continue to vary as we begin implementation of an enterprise resource planning (ERP) system in fiscal 2004, continue to comply with the requirements of the Sarbanes-Oxley Act of 2002, and continue to leverage our administrative and shared services functions throughout our organization.

        The amortization expense related to the intangible assets associated with our acquisitions decreased $9.5 million to $1.3 million in fiscal 2003 from $10.8 million in fiscal 2002. As a result of our adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, goodwill amortization is no longer recognized. Instead, as required by SFAS No. 142, we will perform a test, at least annually, measuring the fair value versus the net book value of goodwill for impairment. This decrease was partially offset by an increase due to the identifiable intangibles resulting from the FWI acquisition.

        Net Interest Expense.    Net interest expense increased $3.8 million, or 70.1%, to $9.3 million in fiscal 2003 from $5.5 million in fiscal 2002. This increase was primarily attributable to higher actual borrowings used in connection with the FWI acquisition, somewhat offset by lower variable interest rates on borrowings on our credit facility, and on interest income resulting from certain accounting method changes for income tax purposes in fiscal 2002. In fiscal 2003, borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $148.9 million at a weighted average interest rate of 3.4%, compared to $126.4 million at a weighted average interest rate of 4.8% in fiscal 2002. During fiscal 2002, we received approval from the Internal Revenue Service of our request for an accounting method change for recognizing revenue for tax purposes for certain of our operating entities. Accordingly, in fiscal 2002, we amended our Federal income tax returns for the periods and entities impacted by this change. Although this change has no impact on our effective income tax rate, $0.6 million and $2.6 million of interest income were included in fiscal 2003 and 2002, respectively.

        Income Tax Expense.    Income tax expense increased $10.7 million, or 46.4%, to $33.8 million in fiscal 2003 from $23.1 million in fiscal 2002, due primarily to increased income from operations. Our effective tax rate decreased from 41.9% in fiscal 2002 to 40.3% in fiscal 2003, primarily because we adopted SFAS No. 142, eliminating goodwill amortization. Most of the historical goodwill amortization expense was not deductible for income tax purposes. This decrease was offset by a reduction in tax credits recognized in fiscal 2003.

        Cumulative Effect of Accounting Change.    We adopted SFAS No. 142 effective September 30, 2002. The adoption of this standard required us to discontinue the amortization of goodwill and to test the net book value of goodwill for impairment. The cumulative effect of adopting this standard resulted in the elimination of $114.7 million in net goodwill attributable to acquisitions in our historical communications segment.

Fiscal 2002 Compared to Fiscal 2001

        Net Revenue.    Net revenue increased $10.7 million, or 1.5%, to $740.7 million in fiscal 2002 from $730.1 million in fiscal 2001.

        Our resource management business area recognized growth in its net revenue of $64.7 million, or 22.1%, in fiscal 2002 from fiscal 2001. This growth was primarily due to an increase in our water resource management business, as well as our acquisition of Ardaman & Associates, Inc. (AAI). Our resource management business experienced increases in net revenue from Federal, state and local government, and commercial clients. These increases were attributable in part to the nation's focus on addressing nonpoint source surface water pollution.

        Our historical infrastructure business area recognized growth in its net revenue of $19.3 million, or 7.8%, in fiscal 2002 from fiscal 2001. This growth was primarily due to our acquisitions of The Thomas Group of Companies, Inc. (TGI) and Hartman & Associates, Inc. (HAI). Excluding the net revenue provided by these acquisitions, we realized a decline in our net revenue of $9.1 million in fiscal 2002 from fiscal 2001. This decrease was primarily attributable to economic conditions impacting our commercial clients in certain geographic regions.

        Our historical communications business area recognized a decrease in its net revenue of $74.1 million, or 40.1%, in fiscal 2002 from fiscal 2001. This decrease was primarily due to the economic decline of the communications industry, as well as turmoil among wireless and wired communications providers and an overall reduction in spending by information carriers. As a result of this reduction in spending, we experienced contract delays, and certain of our existing and potential clients either postponed entering into new contracts or requested price concessions.

        Overall, net revenue provided by our Federal, state and local government clients increased by 4.1% and 32.0%, respectively, in fiscal 2002 from fiscal 2001, while net revenue from our commercial and international clients decreased by 8.2% and 27.9%, respectively, in fiscal 2002 from fiscal 2001.

        For analytical purposes only, we segregate from our total net revenue the revenue derived from companies acquired during the current year, as well as revenue recognized from acquired companies during the first 12 months following their respective effective dates of acquisition. Revenue recognized from acquired companies during such first 12 months is referred to as acquisitive revenue. Organic net revenue is measured as total revenue less any acquisitive net revenue. Acquisitive net revenue for fiscal 2002 totaled $84.3 million. Excluding this net revenue, we realized a 10.1% decrease in our organic net revenue.

        Gross revenue decreased $7.7 million, or 0.8%, to $966.2 million in fiscal 2002 from $973.9 million in fiscal 2001. As a percentage of gross revenue, subcontractor costs were 23.3% in fiscal 2002 compared to 25.0% in fiscal 2001.

        Cost of Net Revenue.    Cost of net revenue increased $22.7 million, or 4.1%, to $582.2 million in fiscal 2002 from $559.5 million in fiscal 2001. As a percentage of net revenue, cost of net revenue increased to 78.6% in fiscal 2002 from 76.6% in fiscal 2001. This increase is attributable to a reduction in direct costs that was not commensurate with the reduction in our net revenue, primarily in our historical communications business.

        Professional compensation, the largest component of our cost of net revenue, rose as the number of employees, measured as full-time equivalents, increased by 132, or 1.9%, to 6,952 in fiscal 2002 from 6,820 in fiscal 2001. However, excluding the 853 employees employed by acquired companies, we experienced a reduction in the number of full-time equivalent employees.

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

        Net Interest Expense.    Net interest expense decreased $3.0 million, or 36.2%, to $5.5 million in fiscal 2002 from $8.5 million in fiscal 2001. This decrease was primarily attributable to lower variable interest rates on borrowings on our credit facility, lower actual borrowings and interest income receivable on income tax refunds for prior years. In fiscal 2002, borrowings on our credit facility and senior secured notes averaged $126.4 million at a weighted average interest rate of 4.8%, compared to $130.9 million at a weighted average interest rate of 7.1% in fiscal 2001. In addition, in October 2001, we received notification from the Internal Revenue Service of its approval of our request for an accounting method change for certain entities. Accordingly, in fiscal 2002, we amended our Federal income tax returns for the periods and entities impacted by this change. This change had no impact on our effective income tax rate. However, $2.6 million was included in interest income in fiscal 2002 for the retroactive refunds of income tax payments.

        Income Tax Expense.    Income tax expense increased $13.2 million, or 133.5%, to $23.1 million in fiscal 2002 from $9.9 million in fiscal 2001. The effective tax rate increased from 24.3% in fiscal 2001 to 41.9% in fiscal 2002. This increase over prior years was primarily due to the realization of certain tax credits in fiscal 2001. Beginning in fiscal 2001, we performed an extensive review of our effective tax rate and tax position. During the fourth quarter of fiscal 2001, based upon estimates of credits, primarily research and experimentation credits as provided under the Internal Revenue Code, a $9.4 million credit decreased our effective tax rate from 47.5% to 24.3%. In fiscal 2002, tax credits of $2.3 million decreased our effective tax rate from 46.0% to 41.9%. In addition, fiscal 2001 included $7.0 million in income tax credits related to prior years.

Unaudited Quarterly Operating Results

        The following tables set forth certain unaudited quarterly operating results for each of our last three fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001. This data is also expressed as a percentage of net revenue for the respective quarters. The information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Fiscal 2003 Quarter Ended				Fiscal 2002 Quarter Ended				Fiscal 2001 Quarter Ended
	Dec. 29, 2002	Mar. 30, 2003	Jun. 29, 2003	Sep. 28, 2003	Dec. 30, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 29, 2002	Dec. 31, 2000	Apr. 1, 2001	Jul. l, 2001	Sep. 30, 2001
	($ in thousands)
Net revenue	$180,982	$192,870	$231,792	$255,128	$184,889	$178,073	$185,436	$192,317	$167,138	$179,658	$191,548	$191,720
Cost of net revenue	143,374	151,075	181,921	203,788	139,977	142,851	148,607	150,718	128,405	138,254	147,022	145,793

Gross profit	37,608	41,795	49,871	51,340	44,912	35,222	36,829	41,599	38,733	41,404	44,526	45,927
Selling, general and administrative expenses	20,485	20,471	24,307	22,199	24,111	25,054	22,793	26,183	20,583	21,043	60,046	19,676

Income (loss) from operations	17,123	21,324	25,564	29,141	20,801	10,168	14,036	15,416	18,150	20,361	(15,520)	26,251
Net interest expense (income)	1,892	2,281	2,546	2,555	2,205	1,477	2,235	(465)	1,994	2,200	2,278	2,071

Income (loss) before income tax expense (benefit)	15,231	19,043	23,018	26,586	18,596	8,691	11,801	15,881	16,156	18,161	(17,798)	24,180
Income tax expense (benefit)	6,092	7,618	9,207	10,852	7,253	3,389	3,701	8,716	6,786	7,627	(13,969)	9,430

Income (loss) before cumulative effect of accounting change	9,139	11,425	13,811	15,734	11,343	5,302	8,100	7,165	9,370	10,534	(3,829)	14,750
Cumulative effect of accounting change	—	(114,669)	—	—	—	—	—	—	—	—	—	—

Net income (loss)	$9,139	$(103,244)	$13,811	$15,734	$11,343	$5,302	$8,100	$7,165	$9,370	$10,534	$(3,829)	$14,750

	Fiscal 2003 Quarter Ended				Fiscal 2002 Quarter Ended				Fiscal 2001 Quarter Ended
	Dec. 29, 2002	Mar. 30, 2003	Jun. 29, 2003	Sep. 28, 2003	Dec. 30, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 29, 2002	Dec. 31, 2000	Apr. 1, 2001	Jul. l, 2001	Sep. 30, 2001
	(as a % of net revenue)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of net revenue	79.2	78.3	78.5	79.9	75.7	80.2	80.1	78.4	76.8	77.0	76.8	76.0

Gross profit	20.8	21.7	21.5	20.1	24.3	19.8	19.9	21.6	23.2	23.0	23.2	24.0
Selling, general and administrative expenses	11.3	10.6	10.5	8.7	13.0	14.1	12.3	13.6	12.3	11.7	31.3	10.3

Income (loss) from operations	9.5	11.1	11.0	11.4	11.3	5.7	7.6	8.0	10.9	11.3	(8.1)	13.7
Net interest expense (income)	1.0	1.2	1.1	1.0	1.2	0.8	1.2	(0.3)	1.2	1.2	1.2	1.1

Income (loss) before income tax expense (benefit)	8.5	9.9	9.9	10.4	10.1	4.9	6.4	8.3	9.7	10.1	(9.3)	12.6
Income tax expense (benefit)	3.4	4.0	3.9	4.3	4.0	1.9	2.0	4.6	4.1	4.2	(7.3)	4.9

Income (loss) before cumulative effect of accounting change	5.1	5.9	6.0	6.1	6.1	3.0	4.4	3.7	5.6	5.9	(2.0)	7.7
Cumulative effect of accounting change	—	(59.4)	—	—	—	—	—	—	—	—	—	—

Net income (loss)	5.1%	(53.5)%	6.0%	6.1%	6.1%	3.0%	4.4%	3.7%	5.6%	5.9%	(2.0)%	7.7%

Liquidity and Capital Resources

        As of September 28, 2003, our working capital was $193.4 million, a decrease of $6.3 million from $199.7 million as of September 29, 2002, of which cash and cash equivalents totaled $33.2 million and $46.3 million at September 28, 2003 and September 29, 2002, respectively.

        In fiscal 2003, net cash of $66.8 million was provided by operating activities and $94.2 million was used in investing activities, of which $87.2 million was related to business acquisitions. In fiscal 2002, net cash of $95.2 million was provided by operating activities and $52.2 million was used in investing activities, of which $45.1 million was related to business acquisitions.

        In fiscal 2002, net cash provided by operating activities was affected by the structure of our AAI acquisition in which we assigned $7.4 million of accounts receivable to the former owners in lieu of cash consideration. This structure allowed us to reduce our cash used in investing activities. As a result, we needed to provide cash from time to time to finance the working capital requirements of AAI. If we had not assigned these receivables at the time of acquisition, net cash provided by operating activities in fiscal year 2002 could have been $101.2 million.

        Our capital expenditures during fiscal years 2003 and 2002 were approximately $8.4 million and $7.2 million, respectively. Capital expenditures were primarily for the replacement of field equipment, computers and office equipment.

        We have a credit agreement with various financial institutions (the Credit Agreement) that provides for a revolving credit facility (the Facility) of $140.0 million. Under the Credit Agreement, as amended, we may also request standby letters of credit up to the aggregate sum of $50.0 million outstanding at any given time. The Facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. As of September 28, 2003, borrowings and standby letters of credit under the Facility totaled $7.0 million and $6.7 million, respectively. These borrowings are classified as current portion of long-term obligations on our consolidated balance sheet because we anticipate repaying the total owed within 12 calendar months. However, we are not obligated to repay outstanding borrowings on the Facility until its maturity in 2005.

        In May 2001, we issued two series of senior secured notes in the aggregate amount of $110.0 million. The Series A Notes, totaling $92.0 million with an interest rate of 7.28%, are payable semi-annually and mature on May 30, 2011. The Series B Notes, totaling $18.0 million with an interest rate of 7.08%, are payable semi-annually and mature on May 30, 2008. At September 28, 2003, the outstanding principal balance on these notes was $110.0 million. A scheduled principal payment of $3.6 million on the Series B Notes is due on May 30, 2004 and, accordingly, is classified as a current portion of long-term obligations on our consolidated balance sheet.

        Borrowings under the Credit Agreement, and the senior secured notes, are secured by our accounts receivable and the stock of certain of our subsidiaries. The Credit Agreement and the note agreement contain various covenants, including but not limited to, requirements and restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on borrowing capital stock (other than stock dividends). In addition to the Credit Agreement and senior secured notes, we have outstanding letters of credit with a financial institution that are collateralized with cash. Letters of credit under this agreement totaled $50,000 at September 28, 2003.

        We expect that internally generated funds, our existing cash balances and borrowing capacity under the Credit Agreement will be sufficient to meet our capital requirements for the next 12 months. However, should we pursue an acquisition or acquisitions in which the potential cash consideration exceeds the then availability of cash and capacity, we may pursue additional financing.

        In conjunction with our investment strategy, we continuously evaluate the marketplace for strategic acquisition opportunities. Once an opportunity is identified, we examine the effect an acquisition may have on our long-range business strategy, as well as on our results of operations. We proceed with an acquisition if we believe that the acquisition will have an accretive effect on our operations or could strategically expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurances can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions.

        We believe our operations have not been, and, in the foreseeable future, are not expected to be, materially adversely affected by inflation or changing prices due to the average duration of our projects and our ability to negotiate prices as contracts end and new contracts begin. However, general economic conditions may impact our client base and, as such, may impact our clients' creditworthiness and our ability to collect cash to meet our operating needs.

        The following sets forth (in thousands) our contractual obligations at September 28, 2003:

	Payments Due by Period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt	$117,926	$11,522	$33,490	$33,486	$39,428
Capital leases	1,567	144	288	288	847
Operating leases	181,197	49,947	64,799	31,578	34,873

Total	$300,690	$61,613	$98,577	$65,352	$75,148

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The presentation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

        Material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require management judgment are discussed below. Information regarding our other accounting policies is included in Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report.

        Revenue Recognition:    We earn our revenue from fixed-price, time-and-materials and cost-plus contracts. At September 28, 2003, none of our projects represented more than 10% of total revenue.

        We account for most of our contracts on the percentage-of-completion method, wherein revenue is recognized as costs are incurred. Under this method for revenue recognition, we estimate the progress toward completion to determine the amount of revenue and profit to recognize on all significant contracts. We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, where revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred.

        Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones and other incentives, penalty provisions, labor productivity and cost estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

        We have a history of making reasonably dependable estimates of the extent of progress toward completion, contract revenue and contract completion costs on our long-term engineering and construction contracts. However, due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss first becomes known.

        We enter into two major types of fixed-price contracts:

          Firm Fixed-Price (FFP).    Our FFP contracts have historically accounted for most of our fixed-price contracts. Under FFP contracts, our clients pay us an agreed amount negotiated in advance for a specified scope of work. We recognize revenue on FFP contracts using the percentage-of-completion method described above. We do not adjust our revenue downward if we incur costs below our original estimated costs. Prior to completion, our recognized profit margins on any FFP contract depend on the accuracy of our estimates and will increase to the extent that our actual costs are below the contracted amounts. Conversely, if our costs exceed these estimates, our profit margins will decrease and we may realize a loss on a project. If our actual costs exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

          Fixed-Price Per Unit (FPPU).    Under our FPPU contracts, clients pay us a set fee for each service or production transaction that we complete. We are generally guaranteed a minimum number of service or production transactions at a fixed price, but our actual profit margins on any

  FPPU contract depend on the number of service transactions we ultimately complete. We recognize revenue under FPPU contracts as we complete the related service transaction for our clients. If our costs per service transaction turn out to exceed our estimates, our profit margins will decrease and we may realize a loss on the project. If our actual costs exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

        We enter into time-and-materials contracts:

          Time-and-Materials Contracts.    Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared with negotiated billing rates. Many of our time-and-materials contracts are subject to maximum contract values and, accordingly, revenue under these contracts is recognized under the percentage-of-completion method. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects. Our time-and-materials contracts also generally include annual billing rate adjustment provisions.

        We enter into four major types of cost-plus contracts:

          Cost-Plus Fixed Fee.    Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenue based on the actual labor costs, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenues are recognized or in accordance with agreed-upon billing schedules. If the actual costs we expend are lower than the total costs we have estimated, our revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs we expend exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

          Cost-Plus Fixed Rate.    Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a cost-plus fixed rate contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs to arrive at a total dollar estimate for the project. We recognize revenue based on the actual total costs we expend at the cost-plus fixed rate we negotiated. If the actual total costs we expend is lower than the total costs we have estimated, our revenue from that project will be lower than originally estimated. If the actual costs we expend exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

          Cost-Plus Award Fee.    Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors. We record accruals for fee sharing on a monthly basis as they are earned. We generally recognize revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and we record revenue related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, we may defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

          Cost-Plus Incentive Fee.    Certain of our cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above-, at-, or below-target results. We recognize revenue on these contracts assuming that we will achieve at-target results, unless we estimate our cost at completion to be materially above or below target. If our estimated cost to complete the project indicates that our performance is, or will be, above or below target, we adjust our revenue up or down to the revised target estimate.

        Labor costs and subcontractor services are the principal components of our direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit reimbursability for general and administrative costs, overhead costs, materials handling costs and labor rate ceilings by category. Revenue recognition for these contracts is determined by taking into consideration such guaranteed price or rate ceilings. Revenue in excess of cost limitation or rate ceilings is recognized in accordance with the information concerning change orders and claims that is provided below.

        Federal Acquisition Regulations (FAR), which are applicable to our Federal government contracts and are partially incorporated in many local and state agency contracts, limit the recovery of certain specified costs on contracts subject to such regulations. Cost-plus contracts covered by FAR and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. In accordance with industry practice, most of our Federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

        Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either we or our customer must initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Claims are amounts in excess of agreed contract price that we seek to collect from our customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs.

        Change orders and claims occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders agreed with the client before the work is performed. Sometimes circumstances require that work progress without client agreement before the work is performed. Costs related to change orders and claims are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value, can be reasonably estimated, and realization is assured beyond a reasonable doubt. Claims are included in total estimated contract revenue, only to the extent that contract costs related to the claim have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation where costs are recognized in one period and revenue is recognized when client agreement is obtained or claims resolution occurs, which can occur in subsequent periods.

        Allowance for Uncollectible Accounts Receivable:    We reduce our accounts receivable and unbilled receivables by an allowance for amounts that may become uncollectible in the future. We determine estimated allowance for uncollectible amounts based on management's evaluation of the contracts involved and the financial condition of our clients. We regularly evaluate the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

  •
  the type of client—governmental agencies or commercial sector;

  •
  trends in actual and forecasted credit quality of the client, including delinquency and payment history;

  •
  general economic and particular industry conditions that may affect a client's ability to pay; and

  •
  contract performance and our change order/claim analysis.

        Insurance Matters, Litigation and Contingencies:    In the normal course of business, we are subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and performance. Most of the litigation involves us as a defendant in workers' compensation, personal injury and other similar lawsuits. We maintain insurance coverage for various aspects of our business and operations. However, we have elected to retain a portion of losses that may occur through the use of various deductibles, limits and retentions under our insurance programs. This situation may subject us to some future liability for which we are only partially insured or are completely uninsured.

        In accordance with SFAS No. 5, Accounting for Contingencies, we record in our consolidated balance sheets amounts representing our estimated liability for claims, guarantees, costs and litigation. We employ qualified actuaries and insurance administrators to assist in determining the level of reserves to establish for both claims that are known and have been asserted against us, as well as for claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the balance sheet date. We include any adjustments to such insurance reserves in our consolidated results of operations.

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

        On December 2, 2002, a jury in Washington County Court in Bartlesville, Oklahoma handed down a $4.1 million verdict against us in our dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America. We have filed an appeal in this matter and are also pursuing other legal alternatives related to this case. However, because a verdict has been rendered, we established a $4.1 million reserve for this matter and recognized the related expense in selling, general and administrative expenses in our consolidated statement of income for the year ended September 29, 2002.

        Goodwill:    On September 30, 2002, the beginning of fiscal 2003, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, and no longer amortize goodwill. As a result of this change in accounting, we recognized a charge of $114.7 million in fiscal 2003. We are required under SFAS No. 142 to assess on at least an annual basis for potential goodwill impairment. Accordingly, we have completed our assessment of the recoverability of goodwill for the fiscal year ended September 28, 2003, which indicated that no impairment of goodwill had been experienced. The adoption of SFAS No. 142 removed certain differences between book and tax income.

        The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. We estimate the fair values of the related reporting units using a combination of discounted projected cash flows, peer company comparables and similar transactions in the marketplace. The cash flow forecasts are adjusted by an appropriate discount rate. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis for determining whether an impairment charge should be taken.

        Income Taxes:    We have embarked on several tax initiatives in order to reduce our effective tax rate. As a result, we recognized the benefit of research and experimentation tax credits (R&E credits). The amount of credits recognized for financial statement purposes represents the amount that we estimate will be ultimately realizable. In addition, during fiscal 2002, the Internal Revenue Service (IRS) approved our request for an accounting method change for recognizing revenue for tax purposes for certain of our operating entities. We are currently under examination by the IRS for fiscal years 1997 through 2000. We recognized R&E credits of $10.8 million during the tax years under examination and an aggregate of $14.5 million of R&E credits to date. Should the IRS determine that the amount of R&E credits to which we are entitled is more or less than the amount recognized, we will recognize the difference and the change in our aggregate estimate as income tax expense in the period in which the determination is made.

Recently Issued Financial Standards

        In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. We adopted SFAS No. 144 effective September 30, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred compensation agreement. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. We did not have any exit or disposal activities to be accounted for under the provisions of SFAS No. 146.

        In November 2002, the FASB issued Interpretation (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002. We did not elect to adopt the fair value recognition provisions of SFAS No. 123; however, we adopted the expanded disclosure to include the effect of stock-based compensation in interim reporting.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. We are currently assessing the impact of adopting FIN 46.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, we do not have any derivative instruments and do not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that an issuer classify the following financial instruments as a liability (or an asset in some circumstances):

  •
  Mandatorily redeemable financial instruments;

  •
  Obligations to repurchase the issuer's equity shares by transferring assets; and

  •
  Certain obligations to issue a variable number of shares.

        The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, but do not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations.

        EITF Consensus Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) was first discussed at the July 2000 EITF meeting and was issued in February 2002. Certain revisions to the scope language were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances, where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We have completed our initial evaluation, and have determined that the adoption of EITF 00-21 did not have a significant impact on our financial position or results of operations.

Market Risks

        We currently utilize no material derivative financial instruments which expose us to significant market risk. We are exposed to interest rate risk under our Credit Agreement. At our option, we borrow on our Facility (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) plus a margin which ranges from 0.0% to 0.5%, or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.50%. Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the facility. The facility matures on March 17, 2005 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding obligations between current liabilities and long-term obligations based on anticipated payments within and beyond one year's period of time.

        We have outstanding senior secured notes which bear interest at a fixed rate. The Series A Notes bear interest at 7.28% and are payable at $13.1 million per year commencing fiscal 2005 through fiscal 2011. The Series B Notes bear interest at 7.08% and are payable at $3.6 million per year commencing fiscal 2004 through fiscal 2008. If interest rates increased by 1.0%, the fair value of the senior secured notes could decrease by $4.1 million. If interest rates decreased by 1.0%, the fair value of the senior secured notes could increase by $4.3 million.

        We currently anticipate repaying $11.6 million of our outstanding indebtedness in the next 12 months, of which $3.6 million is a scheduled principal payment on the Series B Notes. Assuming we do repay the remaining $8.0 million ratably during the next 12 months, and our average interest rate increases or decreases by one percent, our annual interest expense could increase or decrease by $40,000. However, there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner or obtain alternate financing. In addition, we could incur additional debt under the Facility or our operating results could be worse than we expect.

        We presently have no material contracts under which the currency is not denominated in U.S. dollars. Accordingly, foreign exchange rate fluctuations do not have a material impact on our current financial statements.

INDEPENDENT AUDITORS' REPORT

Tetra Tech, Inc.:

        We have audited the accompanying consolidated balance sheets of Tetra Tech, Inc. and subsidiaries (the "Company") as of September 28, 2003 and September 29, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tetra Tech, Inc. and subsidiaries as of September 28, 2003 and September 29, 2002 and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for goodwill and other intangible assets effective September 30, 2002 to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
December 12, 2003

TETRA TECH, INC.
CONSOLIDATED BALANCE SHEETS

	September 28, 2003	September 29, 2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,164,000	$46,345,000
Accounts receivable—net	167,717,000	137,354,000
Unbilled receivables—net	164,818,000	117,354,000
Contract retentions	4,286,000	5,090,000
Prepaid expenses and other current assets	26,037,000	18,588,000
Income taxes receivable	20,825,000	20,683,000

Total Current Assets	416,847,000	345,414,000

PROPERTY AND EQUIPMENT:
Equipment, furniture and fixtures	84,133,000	76,756,000
Leasehold improvements	10,123,000	8,217,000

Total	94,256,000	84,973,000
Accumulated depreciation and amortization	(53,469,000)	(44,847,000)

PROPERTY AND EQUIPMENT—NET	40,787,000	40,126,000

GOODWILL	210,792,000	278,267,000
INTANGIBLE AND OTHER ASSETS—NET	25,054,000	8,173,000

TOTAL ASSETS	$693,480,000	$671,980,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$93,265,000	$60,038,000
Accrued compensation	46,743,000	34,228,000
Billings in excess of costs on uncompleted contracts	16,307,000	11,837,000
Other current liabilities	26,562,000	19,377,000
Deferred income taxes	28,992,000	18,638,000
Current portion of long-term obligations	11,597,000	1,559,000

Total Current Liabilities	223,466,000	145,677,000

LONG-TERM OBLIGATIONS	107,463,000	110,000,000

COMMITMENTS AND CONTINGENCIES (Notes 9 and 12)
STOCKHOLDERS' EQUITY
Preferred stock—authorized, 2,000,000 shares of $0.01 par value; no shares issued and outstanding at September 28, 2003 and September 29, 2002	—	—
Exchangeable stock of a subsidiary	13,239,000	13,239,000
Common stock—authorized, 85,000,000 shares of $0.01 par value; issued and outstanding, 54,089,704 and 53,273,227 shares at September 28, 2003 and September 29, 2002, respectively	541,000	533,000
Additional paid-in capital	216,908,000	207,505,000
Accumulated other comprehensive loss	(387,000)	(1,784,000)
Retained earnings	132,250,000	196,810,000

TOTAL STOCKHOLDERS' EQUITY	362,551,000	416,303,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$693,480,000	$671,980,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Revenue:
Gross Revenue	$1,132,050,000	$966,223,000	$973,944,000
Subcontractors Costs	271,278,000	225,508,000	243,880,000

Net Revenue	860,772,000	740,715,000	730,064,000
Cost of Net Revenue	680,158,000	582,153,000	559,474,000

Gross Profit	180,614,000	158,562,000	170,590,000
Selling, General and Administrative Expenses	87,462,000	98,141,000	121,348,000

Income From Operations	93,152,000	60,421,000	49,242,000
Interest Expense	10,162,000	9,340,000	9,633,000
Interest Income	888,000	3,888,000	1,090,000

Income Before Income Tax Expense	83,878,000	54,969,000	40,699,000
Income Tax Expense	33,769,000	23,059,000	9,874,000

Income Before Cumulative Effect of Accounting Change	50,109,000	31,910,000	30,825,000
Cumulative Effect of Accounting Change	(114,669,000)	—	—

Net (Loss) Income	$(64,560,000)	$31,910,000	$30,825,000

Basic Earnings (Loss) Per Share:
Income Before Cumulative Effect of Accounting Change	$0.94	$0.60	$0.61
Cumulative Effect of Accounting Change	(2.15)	—	—

Net (Loss) Income	$(1.21)	$0.60	$0.61

Diluted Earnings (Loss) Per Share:
Income Before Cumulative Effect of Accounting Change	$0.90	$0.58	$0.57
Cumulative Effect of Accounting Change	(2.06)	—	—

Net (Loss) Income	$(1.16)	$0.58	$0.57

Weighted Average Common Shares Outstanding:
Basic	53,531,000	52,760,000	50,939,000

Diluted	55,782,000	55,086,000	54,166,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FISCAL YEARS ENDED SEPTEMBER 30, 2001, SEPTEMER 29, 2002 AND SEPTEMBER 28, 2003

	Exchangeable Stock		Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE OCTOBER 1, 2000	824,248	$13,887,000	49,788,292	$498,000	$150,291,000	$(844,000)	$134,075,000	$297,907,000
Comprehensive income:
Net income							30,825,000	30,825,000
Foreign currency translation adjustment						(797,000)		(797,000)

Comprehensive income								30,028,000

Shares issued in acquisitions			1,578,575	16,000	33,043,000			33,059,000
Stock options exercised			667,918	6,000	5,153,000			5,159,000
Shares issued in Employee Stock Purchase Plan			170,985	2,000	3,068,000			3,070,000
Exchangeable shares of a subsidiary exchanged for common shares	(33,606)	(648,000)	42,007		648,000
Tax benefit for disqualifying dispositions of stock options					2,923,000			2,923,000

BALANCE SEPTEMBER 30, 2001	790,642	13,239,000	52,247,777	522,000	195,126,000	(1,641,000)	164,900,000	372,146,000
Comprehensive income:
Net income							31,910,000	31,910,000
Foreign currency translation adjustment						(143,000)		(143,000)

Comprehensive income								31,767,000

Shares issued in acquisitions			423,996	5,000	5,529,000			5,534,000
Stock options exercised			323,756	3,000	2,683,000			2,686,000
Shares issued in Employee Stock Purchase Plan			278,152	3,000	3,418,000			3,421,000
Tax benefit for disqualifying dispositions of stock options					789,000			789,000
Payment for fractional shares			(454)		(40,000)			(40,000)

BALANCE SEPTEMBER 29, 2002	790,642	13,239,000	53,273,227	533,000	207,505,000	(1,784,000)	196,810,000	416,303,000
Comprehensive income:
Net loss							(64,560,000)	(64,560,000)
Foreign currency translation adjustment						1,397,000		1,397,000

Comprehensive loss								(63,163,000)

Stock options exercised			601,153	6,000	4,941,000			4,947,000
Shares issued in Employee Stock Purchase Plan			215,324	2,000	2,987,000			2,989,000
Tax benefit for disqualifying dispositions of stock options					1,475,000			1,475,000

BALANCE SEPTEMBER 28, 2003	790,642	$13,239,000	54,089,704	$541,000	$216,908,000	$(387,000)	$132,250,000	$362,551,000

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(64,560,000)	$31,910,000	$30,825,000
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Cumulative effect of accounting change	114,669,000	—	—
Depreciation and amortization	16,727,000	23,354,000	21,362,000
Deferred income taxes	9,435,000	19,997,000	(1,172,000)
Provision for losses on receivables	8,061,000	3,479,000	44,025,000
Loss on disposal of property and equipment	98,000	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	3,285,000	22,020,000	(24,865,000)
Unbilled receivables	(30,710,000)	5,770,000	6,571,000
Contract retentions	2,827,000	146,000	(771,000)
Prepaid expenses and other assets	(5,385,000)	(3,721,000)	(3,974,000)
Accounts payable	1,892,000	4,919,000	(6,400,000)
Accrued compensation	6,438,000	(795,000)	472,000
Billings in excess of costs on uncompleted contracts	(472,000)	1,483,000	(6,401,000)
Other current liabilities	4,142,000	2,935,000	(4,801,000)
Income taxes receivable/payable	319,000	(16,286,000)	(10,597,000)

Net Cash Provided by Operating Activities	66,766,000	95,211,000	44,274,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,419,000)	(7,165,000)	(11,017,000)
Payments for business acquisitions, net of cash acquired	(87,233,000)	(45,079,000)	(40,165,000)
Proceeds on sale of property and equipment	1,456,000	—	—

Net Cash Used in Investing Activities	(94,196,000)	(52,244,000)	(51,182,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(90,935,000)	(74,927,000)	(195,636,000)
Proceeds from borrowings under long-term obligations	97,000,000	56,000,000	204,000,000
Proceeds from issuance of common stock	7,892,000	6,067,000	8,229,000
Payment of deferred financing fees	—	—	(890,000)

Net Cash Provided by (Used in) Financing Activities	13,957,000	(12,860,000)	15,703,000

EFFECT OF EXCHANGE RATE CHANGES ON CASH	292,000	(2,000)	(112,000)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(13,181,000)	30,105,000	8,683,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	46,345,000	16,240,000	7,557,000

CASH AND CASH EQUIVALENTS AT END OF YEAR	$33,164,000	$46,345,000	$16,240,000

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$10,009,000	$9,370,000	$7,184,000

Income taxes, net of refunds received	$23,165,000	$17,667,000	$19,107,000

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

In fiscal 2003, the Company's subsidiary, Tetra Tech FW, Inc., purchased certain assets and assumed certain liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation. The Company also purchased all of the capital stock of Engineering Management Concepts, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired	$135,624,000
Cash paid	(90,072,000)
Purchase price receivable	3,466,000
Other acquisition costs	(955,000)

Liabilities assumed	$48,063,000

In fiscal 2002, the Company purchased all of the capital stock of Ardaman & Associates, Inc., Hartman & Associates, Inc., Thomas Associates Architects, Engineers, Landscape Architects, P.C. and America's Schoolhouse Consulting Services, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
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

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED SEPTEMBER 28, 2003, SEPTEMBER 29, 2002 AND SEPTEMBER 30, 2001

1.     Significant Accounting Policies

        Business—Tetra Tech, Inc. (the Company) is a provider of consulting, engineering and technical services. Through fiscal 2003, the Company supported its commercial and government clients in the areas of resource management and infrastructure. The Company's services include research and development, applied science and technology, engineering design, construction management, and operations and maintenance.

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiary, Tetra Tech Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

        Fiscal Year—The Company reports results of operations based on 52- or 53-week periods ending near September 30. Fiscal years 2003, 2002 and 2001 each contained 52 weeks.

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

        Contract revenue and contract costs on cost-plus, fixed-price and time-and-materials (T&M) contracts with stated maximum values are recorded using the percentage-of-completion (cost-to-cost) method. Under this method, contract revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Revenues on T&M contracts without stated maximum values and short-term projects are recorded as costs are incurred. Revenue is calculated based on the billing rates for the services performed. Costs and income on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are known.

        Selling, general and administrative expenses are expensed in the period incurred.

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

        Goodwill and Intangibles—The carrying amounts consist principally of goodwill resulting from business acquisitions that, beginning in fiscal 2003, is recognized as an expense on an impairment-only basis. Additionally, value has been ascribed to other intangible assets, primarily backlog, in the business acquisitions.

        The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. The Company estimates the fair values of the related reporting units using a combination of discounted cash flows, peer company comparables and similar transactions in the marketplace. The cash flow forecasts are adjusted by an appropriate discount rate. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based on the fair value of the operations used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value represents the amount of goodwill impairment. SFAS No. 142 requires goodwill to be tested for impairment annually at the same time every year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The Company believes the methodology it uses in testing impairment of goodwill provides it with a reasonable basis for determining whether an impairment charge should be taken.

        Income Taxes—The Company files a consolidated Federal income tax return and combined California franchise tax return. In addition, the Company files other returns that are required in the states and jurisdictions in which it does business, which includes the Company and its subsidiaries. Income taxes are recognized for the amount of taxes payable or refundable for the current period, and deferred income tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effects of income taxes are measured based on enacted tax laws and rates.

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

        Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable, unbilled receivables and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes at September 28, 2003 and September 29, 2002 was approximately $118,000,000.

        Concentration of Credit Risk—Financial instruments which subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable, unbilled receivables, and contract retentions. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of September 28, 2003 and September 29, 2002, approximately 22% and 12.3%, respectively, of accounts receivable was due from various agencies of the Federal government. In addition, at September 28, 2003, billed and unbilled receivables from one commercial client was approximately 10% of our total receivables. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Accounting Pronouncements—In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting requirements for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. The Company adopted SFAS No. 144 effective September 30, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including certain lease termination costs and severance-type costs under a one-time benefit arrangement rather than an ongoing benefit arrangement or an individual deferred compensation agreement. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The Company did not have any exit or disposal activities to be accounted for under the provisions of SFAS No. 146.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's results of operations or financial position.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148's amendment of the transition and annual disclosure requirements is effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements is effective for interim periods beginning after December 15, 2002. The Company did not elect to adopt the fair value recognition provisions of SFAS No. 123; however, the Company adopted the expanded disclosure requirements to include the effect of stock-based compensation in interim reporting.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company is currently assessing the impact of adopting FIN 46.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, the Company does not have any derivative instruments and does not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS No. 149 did not have a material impact on the Company's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that an issuer classify the following financial instruments as a liability (or an asset in some circumstances):

  •
  Mandatorily redeemable financial instruments;

  •
  Obligations to repurchase the issuer's equity shares by transferring assets; and

  •
  Certain obligations to issue a variable number of shares.

        The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, but do not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

        Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables, was first discussed at the July 2000 EITF meeting and was issued in February 2002. Certain revisions to the scope language were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company has completed its initial evaluation, and has determined that adoption of EITF 00-21 will not have a material impact on the Company's financial position or results of operation. The Company will continue its evaluation to determine whether the reporting requirements of EITF 00-21 will impact the Company's fiscal year 2004 financial position or results of operations.

        Stock-Based Compensation—The Company's employee stock compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant. The Company elected the disclosure-only alternative permitted under SFAS No. 123, Accounting for Stock-Based Compensation, for fixed stock-based awards to employees. All non-employees stock-based awards are accounted for at fair value and recorded as compensation expense over the period of service in accordance with SFAS 123 and related interpretations.

        The Company has adopted the disclosure-only provisions of SFAS No. 148, an amendment of SFAS No. 123. The following pro forma information regarding net (loss) income has been calculated as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method under SFAS No. 123.

        The fair value of the Company's stock options used to compute pro forma net (loss) income and pro forma earnings (loss) per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2003, 2002 and 2001 are $6.31, $9.56 and $8.77, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	61.2%	64.0%	48.6%
Risk-free rate of return, annual	3.2%	2.3%	3.4%
Expected life	4.36 years	3.98 years	3.85 years

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Net (Loss) Income, as reported	$(64,560,000)	$31,910,000	$30,825,000
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	4,639,000	3,868,000	3,509,000

Pro Forma Net (Loss) Income	$(69,199,000)	$28,042,000	$27,316,000

Earnings (Loss) Per Share:
Basic—as reported	$(1.21)	0.60	0.61
Basic—pro forma	$(1.29)	0.53	0.54
Diluted—as reported	$(1.16)	0.58	0.57
Diluted—pro forma	$(1.24)	0.51	0.50

        Because most options vest over several years and additional option grants are expected to be made subsequent to September 28, 2003, the results of applying the fair value method may have a materially different effect on pro forma net (loss) in future years.

2.     Goodwill

        Effective September 30, 2002, the beginning of fiscal 2003, the Company adopted FASB's SFAS No. 142, Goodwill and Other Intangible Assets. The statement changed the accounting method for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge during the quarter ended March 30, 2003 of $114,669,000 which is presented as a cumulative effect of accounting change. This charge related to the Company's communications reporting unit. The changes in the carrying value of goodwill by segment for the year ended September 28, 2003 were as follows:

Reporting Unit	September 29, 2002	Goodwill Additions (1)	Impairment Losses	September 28, 2003
Resource Management	$52,092,000	$32,049,000	$—	$84,141,000
Infrastructure	111,435,000	15,216,000	—	126,651,000
Communications	114,740,000	(71,000)	(114,669,000)	—

Total	$278,267,000	$47,194,000	$(114,669,000)	$210,792,000

(1)
The goodwill additions represent goodwill related to acquisitions and post-acquisition purchase price adjustments.

        The gross carrying amounts and accumulated amortization of the Company's acquired intangible assets as of September 28, 2003 and September 29, 2002, included in Intangible and Other Assets—Net in the accompanying consolidated balance sheets, were as follows:

	September 28, 2003		September 29, 2002
Identifiable Intangible Assets	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Backlog	$11,125,000	$(1,392,000)	$1,752,000	$(163,000)
Non-compete Agreements	450,000	(435,000)	450,000	(396,000)
Software	25,000	(19,000)	25,000	(6,000)
Other	41,000	(41,000)	41,000	(36,000)

Total	$11,641,000	$(1,887,000)	$2,268,000	$(601,000)

        Identifiable intangible assets acquired during the year ended September 28, 2003 consisted of backlog of $9,373,000 with a weighted average amortization period of 6.7 years. Amortization expense for the years ended September 28, 2003, September 29, 2002 and September 30, 2001 was $1,286,000, $10,811,000 and $9,192,000, respectively. Estimated amortization expense for the succeeding five years is as follows:

2004	$2,018,000
2005	$1,582,000
2006	$1,546,000
2007	$1,478,000
2008	$1,274,000

        SFAS No. 142 requires disclosures of the after-tax impact to reported net income and earnings per share of the adoption of the statement for all periods presented. The following table recognizes the after-tax impact on the Company's operating results of the adoption of SFAS No. 142 for the fiscal years prior to 2003 as if the statement had been in effect for all periods presented:

	Fiscal Year Ended
	September 29, 2002	September 30, 2001
Reported net income	$31,910,000	$30,825,000
Add back: Goodwill amortization	10,811,000	9,192,000

Adjusted net income	$42,721,000	$40,017,000

Basic earnings per share:
Reported basic earnings per share	$0.60	$0.61
Add back: Goodwill amortization per basic share	0.21	0.18

Adjusted basic earnings per share	$0.81	$0.79

Diluted earnings per share:
Reported diluted earnings per share	$0.58	$0.57
Add back: Goodwill amortization per diluted share	0.20	0.17

Adjusted diluted earnings per share	$0.78	$0.74

3.     Mergers And Acquisitions

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

        On June 1, 2001, the Company acquired certain assets and certain related liabilities of Commonwealth Technology, Inc. (CTI), a provider of environmental and infrastructure engineering and consulting services primarily in the southeastern region of the United States. The purchase was valued at approximately $3.6 million and consisted of cash and 103,715 shares of Company common stock.

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

        On September 26, 2001, the Company acquired, through its wholly-owned subsidiary, MFG, Inc., certain assets and certain related liabilities of Shepherd Miller, Inc. (SMI), a provider of environmental and engineering consulting services to the mining industry throughout the United States. The purchase was valued at approximately $2.8 million and consisted of cash and 53,005 shares of Company common stock.

        On September 26, 2001, the Company acquired 100% of the capital stock of Sciences International, Inc. (SII), a provider of health and environmental risk assessment services to private industries, governments and law firms throughout the United States. The purchase was valued at approximately $5.1 million and consisted of cash and 140,040 shares of Company common stock.

        On March 25, 2002, the Company acquired, through its wholly-owned subsidiary, The Thomas Group of Companies, Inc., 100% of the capital stock of Thomas Associates Architects, Engineers, Landscape Architects P.C. and America's Schoolhouse Consulting Services, Inc. (collectively, TGI), a provider of architectural, engineering and planning services for educational buildings and school systems primarily in the eastern region of the United States. The purchase was valued at approximately $20.1 million and consisted of cash and 392,126 shares of Company common stock.

        On March 29, 2002, the Company acquired 100% of the capital stock of Hartman & Associates, Inc. (HAI), a provider of engineering, construction management and consulting services in the southeastern region of the United States. The purchase was valued at approximately $10.8 million and consisted of cash.

        On June 28, 2002, the Company acquired 100% of the capital stock of Ardaman & Associates, Inc. (AAI), a provider of geotechnical, geophysical and hydrogeological consulting and engineering services in the southeastern region of the United States. The purchase was valued at approximately $21.9 million and consisted of cash.

        On March 7, 2003, the Company acquired through its wholly-owned subsidiary, Tetra Tech FW, Inc. (FWI), certain assets and certain related liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation, providers of engineering and program management services throughout the United States. The purchase was valued at approximately $67.6 million and consisted of cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of completing certain valuations and studies; thus the allocation of purchase price is subject to refinement:

Current assets	$55,925,000
Property and equipment	6,400,000
Goodwill	31,726,000
Intangible and other	15,682,000
Current liabilities	(41,606,000)

Net assets acquired	$68,127,000

        On July 31, 2003, the Company acquired 100% of the capital stock of Engineering Management Concepts, Inc. (EMC), an engineering and program management firm which provides information technology and weapons test range and systems logistic support services. The purchase was valued at approximately $19.0 million, consisted of cash and is subject to a purchase price adjustment based upon the final determination of EMC's net asset value as of July 31, 2003. The final price adjustment is also subject to certain earn-out provisions to be determined.

        All of the acquisitions above were accounted for as purchases and, accordingly, the purchase prices of the businesses acquired were allocated to the assets and liabilities acquired based upon their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net tangible and intangible assets acquired was recorded as goodwill and is included in Goodwill in the accompanying consolidated balance sheets. The results of operations of each of the companies acquired have been included in the Company's financial statements from the effective acquisition dates.

        Goodwill and other identifiable intangible assets recognized in the acquisitions of FWI and EMC totaled $56.0 million. The goodwill and other identifiable intangibles created in the acquisition of FWI are amortizable for tax purposes. Goodwill was assigned to the Resource Management and Infrastructure segments in the amounts of $31.7 million and $14.9 million, respectively. Other identifiable intangible assets were assigned to the Resource Management and Infrastructure segments in the amounts of $8.9 million and $0.5 million, respectively.

        Goodwill and other identifiable intangible assets recognized in the fiscal year 2002 acquisitions of TGI, HAI and AAI totaled $43.7 million, which was not deductible for tax purposes. Goodwill was assigned in the Resource Management and Infrastructure segments in the amount of $14.6 million and $27.3 million, respectively. Other identifiable assets were assigned to the Resource Management and Infrastructure segments in the amounts of $0.2 and $1.6 million, respectively.

        The effect of unaudited pro forma operating results of the HAI acquisition, assuming that HAI had been acquired on October 1, 2001, is not material.

        The following table presents summarized unaudited pro forma operating results that include TGI, AAI, FWI and EMC acquisitions, assuming that these companies had been acquired on October 1, 2001:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002
	(unaudited)	(unaudited)
Gross revenue	$1,332,058,000	$1,334,457,000
Net revenue	974,959,000	989,818,000
Income before income tax expense	92,838,000	71,688,000
Net income before cumulative effect of accounting change	55,462,000	41,951,000
Cumulative effect of accounting change	114,669,000	0
Net (loss) income	(59,207,000)	41,951,000
Basic (loss) earnings per share	(1.11)	0.79
Diluted (loss) earnings per share	(1.06)	0.76
Weighted average common shares outstanding:
Basic	53,531,000	52,923,000
Diluted	55,782,000	55,249,000

4.     Accounts Receivable

        Billed accounts receivable represent amounts billed to clients that have not been collected. Contract retentions represent amounts withheld by customers until certain conditions are met or the project is completed, which may be several months or years.

        Unbilled accounts receivables represents revenue recognized but not yet billed pursuant to contract terms or billed after the accounting period cut-off occurred. Substantially all unbilled receivables at September 28, 2003 are expected to be billed and collected within twelve months.

        Billings in excess of cost on uncompleted contracts represent amounts billed to clients in excess of costs and profits incurred on the contracts. As such, these billings are reflected as a liability.

        Accounts receivable consisted of the following at September 28, 2003 and September 29, 2002:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002
Billed accounts receivable	$181,802,000	$150,188,000
Unbilled accounts receivable:
Billable amounts not invoiced, amounts billable at stipulated stages of completion of contract work, and unbilled amounts pending negotiation or receipt of contract modifications	166,536,000	118,741,000
Contract retentions	4,286,000	5,090,000

Total unbilled accounts receivable	170,822,000	123,831,000
Billings in excess of costs on uncompleted contracts	(16,307,000)	(11,837,000)

Total accounts receivable	336,317,000	262,182,000
Allowance for uncollectible accounts:
Allowance for doubtful accounts	(14,085,000)	(12,834,000)
Allowance for disallowed costs total contract costs	(1,718,000)	(1,387,000)

Total allowance for uncollectible accounts	(15,803,000)	(14,221,000)

Total, net	$320,514,000	$247,961,000

        The accounts receivable valuation allowance includes amounts to provide for doubtful accounts and for the potential disallowance of billed and unbilled costs. During fiscal 2001, the Company recorded a $38.3 million reserve for an account debtor that filed for Chapter 11 protection under the U.S. Bankruptcy Code. The related charge is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the year ended September 30, 2001. Also included in fiscal 2002 selling, general and administrative expenses is an estimated ultimate recovery of $9.3 million from the $38.3 million charge, of which $8.8 million has been collected to date.

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

5.     Income Taxes

        Income tax expense for the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001 consisted of the following:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Current:
Federal	$21,395,000	$25,385,000	$6,963,000
State	2,939,000	6,170,000	4,083,000
Deferred	9,435,000	(8,496,000)	(1,172,000)

Total income tax expense	$33,769,000	$23,059,000	$9,874,000

        Temporary differences comprising the net deferred income tax (liability) asset shown on the accompanying consolidated balance sheets were as follows:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002
Allowance for doubtful accounts	$3,171,000	$5,198,000
Accrued vacation	6,213,000	4,648,000
Depreciation	(2,611,000)	(4,319,000)
Prepaid expense	(2,042,000)	(1,438,000)
State taxes	606,000	3,212,000
Other	(2,106,000)	1,329,000
Cash to accrual	(1,566,000)	(3,482,000)
Unearned revenue	(30,657,000)	(23,786,000)

Net deferred income tax (liability) asset	$(28,992,000)	$(18,638,000)

        During fiscal 2002, the Company received approval from the Internal Revenue Service (IRS) of the Company's request to change its accounting method for recognizing unearned revenue for tax purposes for certain entities. The tax effect of unearned revenue for tax purposes is presented as a deferred income tax liability in the above table.

        Total income tax expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Year Ended
	September 28, 2003		September 29, 2002		September 30, 2001
	Amount	%	Amount	%	Amount	%
Tax at Federal statutory rate	$29,357,000	35.0%	$19,239,000	35.0%	$14,245,000	35.0%
Tax credits	—	—	(2,257,000)	(4.1)%	(9,428,000)	(23.2)%
Goodwill	—	—	3,324,000	6.0%	3,159,000	7.8%
State taxes, net of Federal benefit	4,034,000	4.8%	2,645,000	4.8%	2,116,000	5.2%
Other	378,000	0.5%	108,000	0.2%	(218,000)	(0.5)%

Total income tax expense	$33,769,000	40.3%	$23,059,000	41.9%	$9,874,000	24.3%

        The Company is currently under examination by the IRS for fiscal years 1997 through 2000. The Company has recognized research and experimentation credits (R&E credits) of $10.8 million during the years under examination, and an aggregate of $14.5 million of R&E credits to date. The amount of credits recognized for financial statement purposes represents the amount that the Company estimates will be ultimately realizable. Should the IRS determine that the amount of R&E credits to which the Company is entitled is more or less than the amount recognized, the Company will recognize the difference and the change in its aggregate estimate as income tax expense in the period in which the determination is made.

6.     Long-Term Obligations

        The Company has a credit agreement with various financial institutions (the Credit Agreement) to support its working capital and acquisition needs. The Credit Agreement, as amended, provides a revolving credit facility of $140.0 million and matures on March 17, 2005 or earlier at the discretion of the Company upon payment in full of loans and other obligations.

        Interest on borrowings under the Credit Agreement is payable at the Company's option (a) at a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) plus a margin which ranges from 0.0% to 0.5% as defined in the Credit Agreement or (b) at a eurodollar rate plus a margin which ranges from 0.75% to 1.50%. The interest rate on outstanding borrowings under the Credit Agreement as of September 28, 2003 was 2.36%.

        On May 22, 2001, the Company issued two series of senior secured notes (the Senior Secured Notes) in the aggregate amount of $110.0 million. Series A, totaling $92.0 million, carries an interest rate of 7.28%. Series B, totaling $18.0 million, carries an interest rate of 7.08%. Interest on both Series A and Series B is payable semi-annually and commenced in November 2001. Commencing May 30, 2005, principal payments of $13.1 million are payable on the Series A Notes each May 30 to and including May 30, 2011. Commencing May 30, 2004, principal payments of $3.6 million are payable on the Series B Notes each May 30 to and including May 30, 2008.

        Borrowings under the Credit Agreement the Senior Secured Notes are secured by the Company's accounts receivable and the stock of certain of the Company's subsidiaries.

        The Credit Agreement and Senior Secured Notes purchase agreement contain various covenants including, but not limited to, requirements and restrictions related to tangible net worth, net income, additional indebtedness, asset sales, mergers and acquisitions, creation of liens, and dividends on capital stock (other than stock dividends).

        As of September 28, 2003 and September 29, 2002, there was $7.0 million and $0, respectively, in outstanding borrowings under the Credit Agreement and standby letters of credit totaled $6.7 million and $3.6 million, respectively. Outstanding borrowings on the Senior Secured Notes totaled $110.0 million at September 28, 2003 and September 29, 2002.

        At September 28, 2003 and September 29, 2002, approximately $2.1 million and $1.6 million, respectively, of additional debt existed from acquired companies. This debt is primarily related to pre-acquisition borrowings to facilitate equipment purchases. The Company intends to repay these amounts prior to the end of their term and terminate all such agreements.

7.     Stockholders' Equity

        In connection with the fiscal 2000 acquisition of ENG and the fiscal 1998 acquisition of the Sentrex Group of Companies, the Company issued an aggregate of 920,354 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (the Exchangeable Shares), a corporation existing under the laws of the Province of Ontario, Canada. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares for an amount per share equal to the current market price of a share of the Company's common stock. The exchange rights may be satisfied by the Company's delivery of one share of its common stock for each Exchangeable Share presented and surrendered, plus a dividend amount or dividend shares, if any. The Exchangeable Shares cannot be put back to the Company for cash.

        Pursuant to the Company's 1989 Stock Option Plan, key employees were granted options to purchase an aggregate of 1,490,112 shares of the Company's common stock at prices ranging from 85% to 100% of the market value on the date of grant. The 1989 Stock Option Plan terminated in 1999, except as to outstanding options and all options granted by the Company were at 100% of the market value at the date of grant. These options become exercisable beginning one year from date of grant, become fully vested in four years and terminate ten years from the date of grant.

        Pursuant to the Company's 1992 Incentive Stock Plan, key employees were granted options to purchase an aggregate of 7,202,147 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Incentive Stock Plan terminated in December 2002, except as to the outstanding options, and all options granted by the Company were at 100% of the market value at the date of grant. These options become exercisable after one year, become fully vested no later than five years after grant and terminate no later than ten years after grant.

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

        Pursuant to the Company's 1992 Stock Option Plan for Nonemployee Directors, nonemployee directors were granted options to purchase an aggregate of 178,808 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Stock Option Plan for Nonemployee Directors terminated in December 2002, except as to the outstanding options, and all options granted to date by the Company have been at 100% of the market value at the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting following the year in which the options were granted and terminate no later than ten years after grant.

        The Company's Employee Stock Purchase Plan (the Purchase Plan) provides for the granting of purchase rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock are issued upon exercise of the purchase rights. An aggregate of 1,373,290 shares may be issued pursuant to the exercise of purchase rights. The maximum amount that an employee can contribute during a purchase right period is $5,000, and the minimum contribution per payroll period is $25.

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

        During the three years in the period ended September 28, 2003, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
Balance, October 1, 2000	4,172,881	$9.57
Granted	1,195,960	21.50
Exercised	(667,918)	7.72
Cancelled	(266,892)	15.62

Balance, September 30, 2001	4,434,031	12.70
Granted	1,026,355	19.10
Exercised	(323,756)	8.33
Cancelled	(309,171)	16.19

Balance, September 29, 2002	4,827,459	14.13
Granted	1,374,450	12.32
Exercised	(601,153)	8.23
Cancelled	(288,709)	15.83

Balance, September 28, 2003	5,312,047	$14.24

Exercisable at September 28, 2003	2,374,088	$11.47

Exercisable at September 29, 2002	2,613,040	$10.62

Exercisable at September 30, 2001	2,178,656	$8.76

        The following table summarizes information concerning outstanding and exercisable options as of September 28, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.51 – $ 5.05	256,631	0.76	$4.13	256,631	$4.13
$ 5.68 – $ 8.35	485,204	3.26	7.53	445,204	7.50
$ 8.65 – $12.85	1,788,719	7.37	10.98	729,692	10.02
$13.05 – $19.20	1,158,504	7.33	14.81	669,603	15.20
$19.40 – $28.00	1,622,989	7.76	21.02	272,958	19.56

$ 3.51 – $28.00	5,312,047	6.78	$14.24	2,374,088	$11.47

8.     Earnings Per Share

        Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average number of shares of exchangeable stock of a subsidiary and the weighted average dilutive effects of outstanding stock options. The exchangeable stock of a subsidiary is non-voting and is exchangeable on a one to one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock. The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Numerator—
Income before cumulative effect of accounting change	$50,109,000	$31,910,000	$30,825,000

Denominator for basic earnings per share—
Weighted average shares	53,531,000	52,760,000	50,939,000

Denominator for diluted earnings per share—
Denominator for basic earnings per share	53,531,000	52,760,000	50,939,000
Potential common shares:
Stock options	1,016,000	1,091,000	1,971,000
Exchangeable stock of a subsidiary	1,235,000	1,235,000	1,256,000

Potential common shares	2,251,000	2,326,000	3,227,000

Denominator for diluted earnings per share	55,782,000	55,086,000	54,166,000

Basic earnings per share before cumulative effect of accounting change	$0.94	0.60	0.61

Diluted earnings per share before cumulative effect of accounting change	$0.90	0.58	0.57

        For the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001, 2.3 million, 2.3 million and 0.9 million options, respectively, were excluded from the calculation of potential common shares because the exercise price of the excluded options exceeded the average market price for the respective periods.

9.     Leases

        The Company leases office and field equipment, vehicles and buildings under various operating and capital leases. Rent expense under all operating leases was approximately $51.6 million, $43.1 million and $38.0 million for the fiscal years ended September 28, 2003, September 29, 2002 and

September 30, 2001, respectively. Amounts payable under noncancelable operating and capital lease commitments are as follows during the fiscal years ending in:

Year	Operating	Capital
2004	$49,947,000	$144,000
2005	38,619,000	144,000
2006	26,180,000	144,000
2007	17,795,000	144,000
2008	13,783,000	144,000
Thereafter	34,873,000	847,000

Total	$181,197,000	1,567,000

Less imputed interest		433,000

Net present value		$1,134,000

10.   Retirement Plans

        The Company and its subsidiaries have established defined contribution plans and 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001, employer contributions relating to the plans were approximately $12.3 million, $8.7 million and $10.0 million, respectively.

11.   Comprehensive Income (Loss)

        Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. These sources include net income (loss) and other revenue, expenses, gains and losses incurred. The Company includes as other comprehensive income translation gains and losses from subsidiaries with functional currencies different than that of the Company. Comprehensive loss was approximately $63.2 million for the fiscal year ended September 28, 2003 and comprehensive income was approximately $31.8 million and $30.0 million for the fiscal years ended September 29, 2002 and September 30, 2001, respectively. For the fiscal year ended September 28, 2003, the Company realized net translation gains of $1.4 million. For the fiscal years ended September 29, 2002 and September 30, 2001, the Company realized net translation losses of $143,000 and $797,000, respectively.

12.   Contingencies

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

        On December 2, 2002, a jury in Washington County Court in Bartlesville, Oklahoma handed down a $4.1 million verdict against the Company in a dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America. The Company has filed an appeal in this matter and is also pursuing other legal alternatives related to this case. The Company established a $4.1 million reserve for this matter in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended September 29, 2002.

13.   Operating Segments

        In fiscal 2003, the Company's management organized its operations into two operating segments: Resource Management and Infrastructure. During fiscal 2002 and 2001, the Company's management organized its operations into three operating segments: Resource Management, Infrastructure and Communications. In the first quarter of fiscal 2003, because of consolidation in the marketplace, the nature of services provided, and significant changes in the workload, the Company combined its historical Infrastructure and Communications operating segments into a new Infrastructure operating segment. In accordance with the segment reporting requirements of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the results of the historical Infrastructure and Communications segments are provided in the table below. The prior year historical information is presented in conformity with the current year operating segment information.

        The Resource Management operating segment provides environmental engineering and consulting services primarily relating to water quality and water availability to both public and private organizations. The Infrastructure operating segment provides engineering services to provide additional development, as well as upgrading and replacement, of existing infrastructure to both public and private organizations. The historical Communications operating segment provides a comprehensive set of services, including network planning, engineering, site acquisition, construction and construction management, and operations and maintenance services to telecommunications companies, wireless service providers and cable operators. Management established these operating segments based upon the services provided, the different marketing strategies associated with the services, and the specialized needs of their respective clients.

        The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties; that is, by applying a negotiated fee onto the cost of the services performed. Management evaluates the performance of these operating segments based upon their respective income from operations before the effect of any acquisition-related amortization and any fee from inter-segment sales and transfers. All inter-company balances and transactions are eliminated in consolidation.

        The following tables set forth (in thousands) summarized financial information concerning the Company's reportable segments:

  Reportable Segments:

		Infrastructure
	Resource Management	Historical Infrastructure	Historical Communications	Subtotal Infrastructure	Total
Fiscal Year Ended September 28, 2003
Gross Revenue	$700,069	$325,814	$135,024	$460,838	$1,160,907
Net Revenue	497,086	269,499	87,239	356,738	853,824
Income from Operations	60,344	23,606	6,974	30,580	90,924
Depreciation Expense	4,478	4,671	3,935	8,606	13,084
Segment Assets	364,387	139,592	97,800	237,392	601,779
Fiscal Year Ended September 29, 2002
Gross Revenue	$516,443	$317,908	$161,882	$479,790	$996,233
Net Revenue	356,983	267,254	110,634	377,888	734,871
Income from Operations	44,902	29,740	1,637	31,377	76,279
Depreciation Expense	2,946	4,758	4,343	9,101	12,047
Segment Assets	263,847	115,154	79,460	194,614	458,461
Fiscal Year Ended September 30, 2001
Gross Revenue	$425,296	$304,236	$278,237	$582,473	$1,007,769
Net Revenue	292,299	247,944	184,698	432,642	724,941
Income (Loss) from Operations	35,034	32,202	(9,082)	23,120	58,154
Depreciation Expense	2,357	4,850	4,450	9,300	11,657
Segment Assets	231,162	90,451	48,583	139,034	370,196

  Reconciliations:

	Fiscal Year Ended
	September 28, 2003	September 29, 2002	September 30, 2001
Gross Revenue
Gross revenue from reportable segments	$1,160,907	$996,233	$1,007,769
Elimination of inter-segment revenue	(35,805)	(35,854)	(38,948)
Other revenue	6,948	5,844	5,123

Total consolidated gross revenue	$1,132,050	$966,223	$973,944

Net Revenue
Net revenue from reportable segments	$853,824	$734,871	$724,941
Other revenue	6,948	5,844	5,123

Total consolidated net revenue	$860,772	$740,715	$730,064

Income from Operations
Income from operations of reportable segments	$90,924	$76,279	$58,154
Other (expense) income	3,514	(5,047)	280
Amortization of intangibles	(1,286)	(10,811)	(9,192)

Total consolidated income from operations	$93,152	$60,421	$49,242

Total Assets
Total assets from reportable segments	$601,779	$458,461	$370,196
Total assets not allocated to segments	191,643	279,946	245,019
Elimination of inter-segment assets	(99,942)	(66,427)	(7,994)

Total consolidated total assets	$693,480	$671,980	$607,221

  Geographic Information:

	Fiscal Year Ended
	September 28, 2003		September 29, 2002		September 30, 2001
	Net Revenue (a)	Long-Lived Assets (b)	Net Revenue (a)	Long-Lived Assets (b)	Net Revenue (a)	Long-Lived Assets (b)
United States	$846,276	$273,896	$723,983	$324,194	$706,862	$288,220
Foreign countries	14,496	2,737	16,732	2,372	23,202	2,714

(a)
Net revenue is attributed to countries based on the location of work performed.

(b)
Long-lived assets include non-current assets of the Company.

Major Clients

        The Company's net revenue attributable to U.S. government clients was approximately $287.1 million, $186.2 million and $179.0 million for the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001, respectively. Both the Resource Management and Infrastructure operating segments report revenue from the U.S. government.

        Net revenue under Federal government contracts and subcontracts accounted for approximately 33.4%, 25.1% and 24.5% of net revenue for the fiscal years ended September 28, 2003, September 29, 2002 and September 30, 2001, respectively.

14.   Quarterly Financial Information—Unaudited

        In the opinion of management, the following unaudited quarterly data for the fiscal years ended September 28, 2003 and September 29, 2002 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

Fiscal Year 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Gross revenue	$233,080	$245,464	$313,556	$339,950
Net revenue	180,982	192,870	231,792	255,128
Gross profit	37,608	41,795	49,871	51,340
Income from operations	17,123	21,324	25,564	29,141
Net income (loss)(1)	9,139	(103,244)	13,811	15,734
Basic earnings (loss) per share	$0.17	$(1.93)	$0.26	$0.29
Diluted earnings (loss) per share	0.17	(1.86)	0.25	0.28
Weighted average common shares outstanding:
Basic	53,286	53,373	53,553	53,914
Diluted	55,005	55,419	56,086	56,616

Fiscal Year 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
Gross revenue	$253,028	$226,128	$238,171	$248,896
Net revenue	184,889	178,073	185,436	192,317
Gross profit	44,912	35,222	36,829	41,599
Income from operations(2)	20,801	10,168	14,036	15,416
Net income(3)	11,343	5,302	8,100	7,165
Basic earnings per share	$0.22	$0.10	$0.15	$0.13
Diluted earnings per share	0.21	0.10	0.15	0.13
Weighted average common shares outstanding:
Basic	52,351	52,440	52,976	53,271
Diluted	55,233	54,945	55,201	54,964

(1)
During the second quarter of fiscal 2003, in conjunction with the adoption of SFAS No. 142, the Company recorded $114.7 million of net goodwill impairment attributable to the historical acquisitions in the Communications segment.

(2)
During the fourth quarter of fiscal 2002, the Company recorded certain changes in estimates to allowance for doubtful accounts, contingent liabilities and discretionary compensation accruals based upon changes in facts and circumstances in these respective areas. The allowance for doubtful accounts was adjusted to reflect the actual and estimated recovery of $9.3 million in the case of the bankrupt account debtor, as described in Note 4, of which $6.1 million was collected in the fourth quarter of fiscal 2002. The reserve for contingent liabilities was increased by $4.1 million to provide for a jury verdict that was handed down against the Company in December 2002. Discretionary compensation accruals were reduced by approximately $2.6 million.

(3)
During the fourth quarter of fiscal 2002, income tax expense was increased by $2.8 million to reflect changes in estimates of income tax credits and the state and local effective tax rate.

SECURITIES INFORMATION

        Tetra Tech's common stock is traded on the Nasdaq National Market under the symbol TTEK. There were 2,864 stockholders of record as of December 8, 2003. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. The high and low sales prices per share for the common stock for the last two fiscal years, as reported by the Nasdaq National Market, are set forth in the following tables.

Fiscal Year 2003	High	Low
First Quarter	$13.94	$6.47
Second Quarter	15.17	10.26
Third Quarter	18.05	13.75
Fourth Quarter	21.97	14.83

Fiscal Year 2002	High	Low
First Quarter	$23.78	$17.16
Second Quarter	21.40	11.46
Third Quarter	15.16	12.66
Fourth Quarter	14.52	7.71

QuickLinks

  EXHIBIT 13
SELECTED CONSOLIDATED FINANCIAL DATA (in 000's except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDEPENDENT AUDITORS' REPORT
TETRA TECH, INC. CONSOLIDATED BALANCE SHEETS
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FISCAL YEARS ENDED SEPTEMBER 30, 2001, SEPTEMER 29, 2002 AND SEPTEMBER 28, 2003
TETRA TECH, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
TETRA TECH, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FISCAL YEARS ENDED SEPTEMBER 28, 2003, SEPTEMBER 29, 2002 AND SEPTEMBER 30, 2001
SECURITIES INFORMATION