Form 10-K, Exhibit 13
period 2004-10-03
TETRA TECH INC
filed 2005-01-03
CIK 831641

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share data)

	Fiscal Year Ended
	October 3, 2004(1)	September 28, 2003(2) As Restated(3)	September 29, 2002(4) As Restated(3)	September 30, 2001(5) As Restated(3)	October 1, 2000(6) As Restated(3)
Statements of Operations Data
Revenue	$1,437,556	$1,130,667	$966,223	$973,944	$794,578
Subcontractor costs	426,641	271,278	225,508	243,880	196,457

Revenue, net of subcontractor costs	1,010,915	859,389	740,715	730,064	598,121
Other contract costs	855,152	679,158	582,153	559,474	452,872

Gross profit	155,763	180,231	158,562	170,590	145,249
Selling, general and administrative expenses	105,581	88,324	102,479	122,984	71,004

Income from operations	50,182	91,907	56,083	47,606	74,245
Interest expense—net	9,718	9,274	5,452	8,543	7,026

Income before income tax expense and cumulative effect of accounting change	40,464	82,633	50,631	39,063	67,219
Income tax expense	16,722	33,274	21,339	9,216	26,777

Income before cumulative effect of accounting change	23,742	49,359	29,292	29,847	40,442
Cumulative effect of accounting change	—	(114,669)	—	—	—

Net income (loss)	$23,742	$(65,310)	$29,292	$29,847	$40,442

Basic earnings (loss) per share:
Income before cumulative effect of accounting change	$0.42	$0.90	$0.54	$0.57	$0.81
Cumulative effect of accounting change	—	(2.09)	—	—	—

Net income (loss)	$0.42	$(1.19)	$0.54	$0.57	$0.81

Diluted earnings (loss) per share:
Income before cumulative effect of accounting change	$0.41	$0.88	$0.53	$0.55	$0.78
Cumulative effect of accounting change	—	(2.05)	—	—	—

Net income (loss)	$0.41	$(1.17)	$0.53	$0.55	$0.78

Weighted average common shares outstanding:
Basic	55,969	54,766	53,995	52,195	50,002

Diluted	57,288	55,782	55,086	54,166	52,003

Balance Sheet Data
Working capital	$144,829	$160,780	$200,460	$195,502	$154,341
Total assets	808,507	703,232	669,018	609,732	526,038
Long-term obligations, excluding current portion	92,142	107,463	110,000	111,779	85,532
Stockholders' equity	397,500	358,205	412,707	371,168	297,907

(1)
We have included the results of operations and financial position of Advanced Management Technology, Inc. (acquired March 5, 2004) from its acquisition date.

(2)
We have included the results of operations and financial positions of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation (collectively acquired March 7, 2003) and Engineering Management Concepts, Inc. (acquired July 31, 2003) from their respective acquisition dates.

(3)
The financial statements for the periods indicated have been restated to reflect the adjustments described in Note 2 of Notes to Consolidated Financial Statements.

(4)
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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

        This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbor provisions created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statement that refers to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified below, as well as under the heading "Risk Factors" and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

RESTATEMENT

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement described in Note 2 to the Consolidated Financial Statements included in this Annual Report.

OVERVIEW

        We are a leading provider of consulting, engineering and technical services in the areas of resource management, infrastructure and communications. As a consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. These services span the lifecycle of a project and include research and development, applied science and technology, engineering design, program management, construction management, and operations and maintenance.

        Since our initial public offering in December 1991, we have increased the size and scope of our business, expanded our service offerings and diversified our client base and the markets we serve through strategic acquisitions and internal growth. We expect to continue to pursue complementary acquisitions to expand our geographic reach and increase the breadth and depth of our service offerings to address existing and emerging markets. In March 2004, we acquired Advanced Management Technology, Inc. (AMT), an engineering and program management firm that provides systems engineering, program management and information management services to federal government agencies. As of October 3, 2004, we had more than 7,800 full-time equivalent employees worldwide, located primarily in North America in more than 350 locations.

        We derive our revenue from fees for professional and technical services. As a service company, we are labor-intensive rather than capital-intensive. Our revenue is driven by our ability to attract and retain qualified and productive employees, identify business opportunities, secure new and renew existing client contracts, provide outstanding services to our clients and execute projects successfully. Our income from operations is derived from our ability to generate revenue and collect cash under our contracts in excess of our subcontract costs, other contract costs, and selling, general and administrative (SG&A) expenses.

        We provide our services to a diverse base of federal, state and local government agencies, commercial and international clients. The following table presents the approximate percentage of our revenue, net of subcontractor costs, by client sector:

	Fiscal Year
Client Sector
	2004	2003	2002
Federal government	43.9%	33.4%	25.1%
State and local government	16.0	20.4	23.5
Commercial	37.8	44.5	49.1
International	2.3	1.7	2.3

	100.0%	100.0%	100.0%

        We manage our business in three reportable segments: resource management, infrastructure and communications. Management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. Our resource management reportable segment provides engineering and consulting services relating primarily to water quality and availability, environmental restoration, productive reuse of defense facilities, and strategic environmental resource planning to both public and private organizations. Our infrastructure reportable segment provides engineering, program management and construction management services for the additional development, upgrade and replacement of existing civil and security infrastructure to both public and private organizations. Our communications reportable segment provides a comprehensive set of services, including network planning, engineering, site acquisition, program management, construction management, and operations and maintenance services to telecommunications companies, wireless service providers and cable operators.

        In early fiscal 2003, we began the process of consolidating communications into the infrastructure reporting segment, as management believed that communications would have lower revenue and earnings in the immediate and longer-term reporting periods. In addition, our traditional communications business was diminishing, and was being replaced with typical infrastructure projects and clients in water and water-related areas. As such, management concluded that we had two reportable segments. However, due to a less than expected decrease in revenue in our communications business, management concluded that communications should again be presented as a separate reportable segment. As a result, we now have three reportable segments.

        The following table presents the approximate percentage of our revenue, net of subcontractor costs, by reportable segment:

	Fiscal Year
Reportable Segment
	2004	2003	2002
Resource management	59.3%	58.5%	49.0%
Infrastructure	31.2	31.4	36.1
Communications	9.5	10.1	14.9

	100.0%	100.0%	100.0%

        Our services are billed under three principal types of contracts with our clients: fixed-price, time-and-materials, and cost-plus. The following table presents the approximate percentage of our revenue, net of subcontractor costs, by contract type:

	Fiscal Year
Contract Type
	2004	2003	2002
Fixed-price	33.2%	37.9%	34.7%
Time-and-materials	42.8	41.2	43.4
Cost-plus	24.0	20.9	21.9

	100.0%	100.0%	100.0%

        Contract revenue and contract costs are recorded primarily using the percentage-of-completion (cost-to-cost) method. Under this method, revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Revenue and profit on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

        In the course of providing our services, we routinely subcontract services. Generally, these subcontractor costs are passed through to our clients and, in accordance with industry practice and generally accepted accounting principles (GAAP) in the United States, are included in revenue. Because subcontractor services can change significantly from project to project, changes in revenue may not be indicative of business trends. Accordingly, we also report revenue, net of subcontractor costs, which is revenue less the cost of subcontractor services, and our discussion and analysis of financial condition and results of operations uses revenue, net of subcontractor costs, as the point of reference.

        For analytical purposes only, we categorize our revenue into two types: acquisitive and organic. Acquisitive revenue consists of revenue derived from newly acquired companies during the first 12 months following their respective acquisition dates. Organic revenue consists of our total revenue less any acquisitive revenue.

        Our other contract costs include professional compensation and related benefits, together with certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our SG&A expenses are comprised primarily of marketing and bid and proposal costs, as well as our corporate headquarters' costs related to the executive offices, corporate finance, accounting, administration and information technology. These costs are generally unrelated to specific client projects and can vary as expenses are incurred to support corporate activities and initiatives.

        Our revenue, expenses and operating results may fluctuate significantly from year to year as a result of a number of factors, including:

  •
  Unanticipated changes in contract performance that may effect profitability, particularly with contracts that are fixed-price or have funding limits;

  •
  The seasonality of the spending cycle of our public sector clients, notably the federal government, and the spending patterns of our commercial sector clients;

  •
  Budget constraints experienced by our state and local government clients;

  •
  Acquisitions or the integration of acquired companies;

  •
  Employee hiring, utilization and turnover rates;

  •
  The number and significance of client contracts commenced and completed during a quarter;

  •
  Creditworthiness and solvency of clients;

  •
  The ability of our clients to terminate contracts without penalties;

  •
  Delays incurred in connection with a contract;

  •
  The size and scope of contracts;

  •
  Contract negotiations on change orders and collections of related accounts receivable;

  •
  The timing of expenses incurred for corporate initiatives;

  •
  Reductions in the prices of services offered by our competitors;

  •
  Threatened or pending litigation;

  •
  Changes in accounting rules; and

  •
  General economic or political conditions.

        We experience seasonal trends in our business. Our revenue is typically lower in the first quarter of our fiscal year, primarily due to the Thanksgiving, Christmas and, in certain years, New Year's holidays that fall within the first quarter. Many of our clients' employees, as well as our own employees, take vacations during these holidays. This results in fewer billable hours worked on projects and, correspondingly, less revenue recognized. Our revenue is typically higher in the second half of the fiscal year, due to weather conditions during spring and summer that result in higher billable hours. In addition, our revenue is typically higher in the fourth quarter of the fiscal year due to the federal government's fiscal year-end spending.

TREND ANALYSIS

        General.    Results for fiscal 2004 reflect a continuation of trends we have seen over the last two years. Growth in our federal government business was offset by decreased spending by state and local government clients, caused by budget constraints, and reduced capital spending by our commercial clients. We experienced lower project margins as well as a fourth quarter loss due to poor project management and a decrease in revenue in certain business areas without a corresponding decrease in cost. Management addressed this in the latter part of the fiscal year by improving our project management process and reducing the cost structure in those affected business areas. Consequently, we expect our fiscal 2005 operating results to improve.

        Resource Management.    In fiscal 2004, our resource management segment benefited from increased work from our federal government clients, primarily due to our acquisition of certain assets from Foster Wheeler Environmental Corporation by our subsidiary, Tetra Tech FW, Inc. (FWI), in March 2003. Our federal government clients accounted for approximately 57.7% and 51.3% of this segment's revenue, net of subcontractor costs, for fiscal 2004 and 2003, respectively. Federal client spending increased primarily as a result of the upsurge in defense spending, both domestically and overseas. We believe that our federal work will continue to be strong, particularly in the areas of water resources, environmental services and homeland security, and will be driven by our work for the Department of Defense (DoD) and Department of Energy (DOE). We also expect a significant increase in our work with the U.S. Agency for International Development. Our resource management segment was affected, to some extent, by decreased spending by our state and local government and commercial clients, which were adversely impacted by budget constraints and economic conditions that persisted throughout most of fiscal 2004. Given the state and local budget conditions, we do not expect spending by these clients to improve until the second half of fiscal 2005. Further, we believe that, in the commercial sector, corporate capital spending may not improve in fiscal 2005.

        Infrastructure.    Our infrastructure segment has a concentration of state and local government and commercial clients, which constituted approximately 72.3% and 91.6% of its revenue, net of subcontractor costs, in fiscal 2004 and 2003, respectively. We experienced a decline in our revenue, net of subcontractor costs, due to the continuing state and local budget issues and resulting delays for school, water and transit infrastructure projects. This revenue decrement had an adverse impact on our operating margins in our civil infrastructure business, most notably in the third and fourth quarters of fiscal 2004. This resulted primarily from workforce overcapacity in anticipation of projects that were delayed and poor project management. We will continue to reduce costs in overstaffed markets by closing or consolidating offices, reducing headcount and streamlining management. We believe that our emphasis on project and contract management and on cost control will help us improve our margins. However, we do not expect recovery in the civil infrastructure area until the second half of fiscal 2005. The decline in our commercial and state and local government business was partially offset by the increase in federal systems support and security work that resulted from our acquisitions of Engineering Management Concepts, Inc. (EMC) in July 2003 and AMT in March 2004. We believe that federal government spending on these programs will increase.

        Communications.    During the latter half of fiscal 2003, our communications segment began to experience revenue growth, which was driven principally by work on one large wireless communications project for Nextel Operations, Inc. (Nextel). However, our wired communications business continued to show weakness in fiscal 2004. We experienced significant operating losses in the communications segment in fiscal 2004, primarily due to contract concessions, cost overruns and workforce overcapacity. We have addressed these issues by renegotiating the Nextel contract, implementing enhanced contract and project management controls and reducing costs. In addition, the commencement of work under our Utah Telecommunications Open Infrastructure Agency (UTOPIA) contract in the fourth quarter of 2004 will improve our market penetration in the wired communications business. We expect modest operating profit growth in our communications segment in fiscal 2005.

RESULTS OF OPERATIONS

        Overall, our results for fiscal 2004 were disappointing. In the fourth quarter of fiscal 2004, we announced that we would incur a loss for the quarter. As indicated in "Trend Analysis," our operating results started to decline in the second and third quarters and deteriorated further in the fourth quarter. Our fourth quarter loss resulted from a number of factors, including:

  •
  Bidding on and accepting contracts with unfavorable terms and conditions;

  •
  Performing on projects without properly defined scopes;

  •
  Maintaining low levels of productivity;

  •
  Entering into projects that were outside our technical competency; and

  •
  Negotiating concessions on outstanding accounts receivable with Nextel.

        We undertook actions intended to enhance our future operations. These included consolidating certain operations within the infrastructure and communications segments, which resulted in charges for lease impairments. In addition, we recorded charges for equipment write-downs and severance, including amounts paid to our former president.

        The results of operations for fiscal 2004 and 2003 are compared below at the consolidated and reportable segment levels.

Fiscal 2004 Compared to Fiscal 2003

Revenue

        The following table presents revenue by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003 As Restated(1)	$	%
	($ in thousands)
Resource management	$895,031	$705,634	$189,397	26.8%
Infrastructure	393,929	325,814	68,115	20.9
Communications	191,727	135,024	56,703	42.0

Segment total	1,480,687	1,166,472	314,215	26.9
Elimination of inter-segment revenue(2)	(43,131)	(35,805)	(7,326)	(20.5)

Revenue total	$1,437,556	$1,130,667	$306,889	27.1%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

(2)
The inter-segment revenue is completely eliminated against our inter-segment subcontractor costs.

        Our revenue for fiscal 2004 increased $306.9 million, or 27.1%, compared to fiscal 2003. This increase was primarily due to our acquisitions of FWI, EMC and AMT. In addition, revenue increased due to stronger organic growth in our federal government business and one large wireless communications project that started in the second half of fiscal 2003 and continued throughout fiscal 2004. However, the higher volume of work in these businesses was partially offset by the revenue decline from our state and local government and other commercial clients.

        Resource Management.    Compared to fiscal 2003, our resource management revenue in fiscal 2004 increased $189.4 million, or 26.8%, of which $143.9 million was due to FWI acquisitive growth. The balance of the increase resulted primarily from the growth in defense spending, as well as spending on water and water resources programs by federal clients.

        Infrastructure.    Revenue in fiscal 2004 increased $68.1 million, or 20.9%, compared to fiscal 2003. Revenue grew approximately $100.8 million due to acquisitions of EMC in July 2003 and AMT in March 2004. These operations provide systems support and security services to federal government clients. This increase was partially offset by a $22.4 million decline in state and local government revenue.

        Communications.    Revenue in fiscal 2004 increased $56.7 million, or 42.0%, compared to fiscal 2003. This increase was primarily due to the expansion of the Nextel wireless project, together with an increase in our wired projects for commercial clients.

Subcontractor Costs

        Our subcontractor costs in fiscal 2004 increased $155.4 million, or 57.3%, compared to fiscal 2003 primarily due to the overall growth in revenue. We also experienced growth in program management activities on federal government contracts, which typically resulted in higher levels of subcontracting activities that are partially driven by government mandated set-aside requirements. In addition, as we experienced increased workload in our wired and wireless communications businesses, we utilized significant subcontractor activities to complete the fieldwork.

Revenue, Net of Subcontractor Costs

        The following table presents revenue, net of subcontractor costs, by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003 As Restated(1)	$	%
	($ in thousands)
Resource management	$599,649	$502,651	$96,998	19.3%
Infrastructure	315,300	269,499	45,801	17.0
Communications	95,966	87,239	8,727	10.0

Total revenue, net of subcontractor costs	$1,010,915	$859,389	$151,526	17.6%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

        Revenue, net of subcontractor costs, in fiscal 2004 increased $151.5 million, or 17.6%, compared to fiscal 2003, due to acquisitive revenue, net of subcontractor costs, from FWI, EMC and AMT.

        Resource Management.    Revenue, net of subcontractor costs, increased $97.0 million, or 19.3% in fiscal 2004, compared to fiscal 2003. This growth was attributable primarily to our acquisition of FWI in March 2003. FWI contributed $84.8 million of acquisitive revenue, net of subcontractor costs, in fiscal 2004. We also experienced an increase from federal government clients, particularly the DoD and DOE, partially offset by a decline from commercial and state and local government clients.

        Infrastructure.    Revenue, net of subcontractor costs, increased $45.8 million, or 17.0% in fiscal 2004, compared to fiscal 2003. This increase was attributable to our EMC and AMT acquisitions, which contributed $64.6 million in acquisitive growth, substantially all of which was from federal government clients. This increase was offset by an $18.8 million decrease in our civil infrastructure business area, principally caused by reduced spending by state and local government clients.

        Communications.    Revenue, net of subcontractor costs, increased $8.7 million, or 10.0% in fiscal 2004, compared to fiscal 2003. This increase was primarily attributable to growth in our wired communications business.

        The following table presents the percentage relationship to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003 As Restated(1)
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	84.6	79.0

Gross profit	15.4	21.0
Selling, general and administrative expenses	10.4	10.3

Income from operations	5.0	10.7
Interest expense—net	1.0	1.1

Income before income tax expense	4.0	9.6
Income tax expense	1.7	3.9

Income before cumulative effect of accounting change	2.3	5.7
Cumulative effect of accounting change	—	(13.3)

Net income (loss)	2.3%	(7.6)%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

Other Contract Costs

        The following table presents other contract costs attributable by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003 As Restated(1)	$	%
	($ in thousands)
Resource management	$485,000	$396,988	$88,012	22.2%
Infrastructure	264,002	213,774	50,228	23.5
Communications	106,150	68,396	37,754	55.2

Total other contract costs	$855,152	$679,158	$175,994	25.9%

Other contract costs as a percentage of revenue, net of subcontractor costs	84.6%	79.0%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

        Other contract costs in fiscal 2004 increased $176.0 million, or 25.9%, compared to fiscal 2003. The increase in other contract costs was due primarily to an increase in revenue. As a percentage of revenue, net of subcontractor costs, other contract costs were 84.6% in fiscal 2004 compared to 79.0% in fiscal 2003. The percentage increase was due primarily to higher than expected costs in our infrastructure and communications segments.

        Resource Management.    Other contract costs in fiscal 2004 increased $88.0 million, or 22.2%, compared to fiscal 2003. This increase was primarily due to an increase in revenue, net of subcontractor costs, resulting from the FWI acquisition.

        Infrastructure.    Other contract costs in fiscal 2004 increased $50.2 million, or 23.5%, compared to fiscal 2003. This increase was primarily due to the increased revenue and associated other contract costs related to the EMC and AMT acquisitions. However, our revenue, net of subcontractor costs, from organic business decreased significantly more than our other contract costs. The disproportionately higher other contract costs resulted from workforce and facility overcapacity as well as charges taken on poorly managed projects.

        Communications.    Other contract costs in fiscal 2004 increased $37.8 million, or 55.2%, compared to fiscal 2003. This increase was partially due to growth in revenue. In addition, our other contract costs increased more than revenue, net of subcontractor costs, due to:

  •
  Bidding on and accepting contracts with unfavorable terms and conditions;

  •
  Performing on projects without properly defined scopes;

  •
  Maintaining low levels of productivity;

  •
  Entering into projects that were outside our technical competency; and

  •
  Negotiating concessions on outstanding accounts receivable amounts with Nextel.

        In addition, we had significant contract losses on several projects, including work with Nextel and certain civil construction projects that were outside of our core competency.

Gross Profit

        The following table presents gross profit by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003 As Restated(1)	$	%
	($ in thousands)
Resource management	$114,649	$105,663	$8,986	8.5%
Infrastructure	51,298	55,725	(4,427)	(7.9)
Communications	(10,184)	18,843	(29,027)	(154.0)

Total gross profit	$155,763	$180,231	$(24,468)	(13.6)%

Gross profit as a percentage of revenue, net of subcontractor costs	15.4%	21.0%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

        Gross profit in fiscal 2004 decreased by $24.5 million, or 13.6%, compared to fiscal 2003 due to the disproportionate increase in other contract costs compared to the increase in revenue, net of subcontractor costs. This decrease in gross profit was partially offset by the contributions from the FWI, EMC and AMT acquisitions. As a percentage of revenue, net of subcontractor costs, gross profit decreased to 15.4% in fiscal 2004 from 21.0% in fiscal 2003. This decrease was attributable to poor project management, contract losses and overcapacity in our infrastructure and communications segments.

        Resource Management.    Gross profit in fiscal 2004 increased $9.0 million, or 8.5%, compared to fiscal 2003. This increase was primarily due to the revenue increase. However, gross profit as a percentage of revenue, net of subcontractor costs, decreased in fiscal 2004 as a result of a $2.6 million loss on a project and a decline in higher margin revenue from commercial clients.

        Infrastructure.    Gross profit in fiscal 2004 decreased $4.4 million, or 7.9%, compared to fiscal 2003. This decrease was primarily due to lower than expected revenue, which resulted in overcapacity in headcount and leased facilities throughout the year in our civil infrastructure business. In the third quarter of fiscal 2004, we began the process of consolidating our operations in this segment by closing or combining offices, reducing headcount and streamlining management. This consolidation process is expected to continue throughout the first half of 2005, and our gross profit will depend on the speed of implementation of these changes. This decrease in gross profit was partially offset by the increases resulting from the AMT and EMC acquisitions.

        Communications.    Gross profit in fiscal 2004 decreased $29.0 million, or 154.0%, compared to fiscal 2003. This decrease was primarily due to lower than expected margins resulting from project cost overruns, failure to successfully negotiate change orders and contract concessions. Further, certain businesses within this segment entered into contracts outside their technical competency, which resulted in significant project write-offs in the fourth quarter. As a result of continuing poor performance, we accelerated the consolidation of our operations, and this consolidation effort is expected to continue through the first half of 2005.

Selling, General and Administrative Expenses

        Our SG&A expenses in fiscal 2004 increased $17.3 million, or 19.5%, compared to fiscal 2003, primarily due to increases in the SG&A expenses associated with acquisitions made in fiscal 2003 and 2004. In addition, we incurred approximately $1.3 million and $1.0 million of costs in fiscal 2004 related to the implementation of our enterprise resource planning (ERP) system and the requirements of the Sarbanes-Oxley Act of 2002 (SOX), respectively. We also recognized $1.1 million of severance expense for our former president. As a percentage of revenue, net of subcontractor costs, SG&A expenses increased to 10.4% in fiscal 2004 from 10.3% for fiscal 2003. Our SG&A expenses will continue to vary as a percentage of revenue, net of subcontractor costs, as we continue implementation of our ERP system in fiscal 2005, comply with the requirements of SOX and enhance the efficiency of our administrative and back-office functions throughout our organization.

Income from Operations

        The following table presents income from operations by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003 As Restated(1)	$	%
	($ in thousands)
Resource management	$60,622	$63,939	$(3,317)	(5.2)%
Infrastructure	18,419	25,722	(7,303)	(28.4)
Communications	(23,446)	6,616	(30,062)	(454.4)

Segment total	55,595	96,277	(40,682)	(42.3)
Amortization of intangibles and other expense, net	(5,413)	(4,370)	(1,043)	(23.9)

Total income from operations	$50,182	$91,907	$(41,725)	(45.4)%

Income from operations as a percentage of revenue, net of subcontractor costs	5.0%	10.7%

(1)
The financial statements for the period indicated have been restated to reflect the adjustments described in Note 2 to Consolidated Financial Statements.

        Our income from operations in fiscal 2004 decreased $41.7 million, or 45.4%, compared to fiscal 2003. This decrease was primarily attributable to weakness in our civil infrastructure and communications businesses, which was partially offset by the contributions from the FWI, EMC and AMT acquisitions.

        Resource Management.    Income from operations in fiscal 2004 decreased $3.3 million, or 5.2%, compared to fiscal 2003, due to a $2.6 million loss on one project in the fourth quarter of fiscal 2004, an increase in SG&A and the decrease in higher margin commercial business throughout fiscal 2004. This decrease was partially offset by the FWI acquisition, which resulted in increased income but at a relatively lower operating margin.

        Infrastructure.    Income from operations in fiscal 2004 decreased $7.3 million, or 28.4%, compared to fiscal 2003, due to the decline in our civil infrastructure business. Income from operations was significantly affected by overcapacity in certain civil infrastructure operations. Our overcapacity of personnel and leased facilities led to increased costs on continuing projects. In addition, we experienced increased losses on contracts and allowances for doubtful accounts due to work accepted under unfavorable terms. We initiated actions to reduce capacity in the third and fourth quarters of fiscal 2004, and we expect to show signs of improvement in the second half of 2005. The decrease in operating income was partially offset by an increase in our systems support and security operations.

        Communications.    Income from operations in fiscal 2003 became a loss in fiscal 2004, a decline of $30.1 million, or 454.4%, compared to fiscal 2003. This significant decrease was partially due to write-offs and contract concessions related to the Nextel wireless project. In addition, the decline in our wired communications workload during fiscal 2004 caused certain business units in this area to bid on and perform work outside of their technical competency, which resulted in project mismanagement and substantial losses in the fourth quarter. Management believes that proper operational controls and appropriate management changes have been implemented to address these problems in fiscal 2005.

Net Interest Expense

        Our net interest expense in fiscal 2004 increased $0.4 million, or 4.8%, compared to fiscal 2003. This increase was primarily due to higher borrowings used in connection with the AMT acquisition that were somewhat offset by lower variable interest rates on borrowings on our credit facility. Borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $150.9 million at a weighted average interest rate of 5.8% in fiscal 2004, compared to $134.6 million at a weighted average interest rate of 6.3% in fiscal 2003.

Income Tax Expense

        Our income tax expense in fiscal 2004 decreased $16.6 million, or 49.7%, compared to fiscal 2003, primarily due to lower income before tax expense. However, our effective tax rate increased from 40.3% in fiscal 2003 to 41.3% in fiscal 2004, primarily caused by the impact of non-deductible expenses relative to the lower pre-tax income in fiscal 2004 compared to fiscal 2003.

Cumulative Effect of Accounting Change

        We adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, effective September 30, 2002. The adoption of this standard required us to discontinue the amortization of goodwill and to test the net book value of goodwill for impairment. The cumulative effect of adopting this standard resulted in the recognition of an impairment of $114.7 million in net goodwill attributable to acquisitions in our communications segment.

Net Income

        Our net income in fiscal 2004 was $23.7 million, compared to a net loss of $65.3 million in fiscal 2003, as a result of the cumulative effect of accounting change in fiscal 2003. Our income before the cumulative effect of accounting change in fiscal 2004 decreased $25.6 million, or 51.9%, compared to fiscal 2003. Net income in fiscal 2004 was lower as a result of significantly lower income from operations, slightly higher net interest expense and a slightly higher effective tax rate, offset by the cumulative effect of accounting change in fiscal 2003.

Fiscal 2003 Compared to Fiscal 2002

Revenue, Net of Subcontractor Costs

        Revenue, net of subcontractor costs, increased $118.7 million, or 16.0%, to $859.4 million in fiscal 2003 from $740.7 million in fiscal 2002.

        Our resource management business segment recognized growth in its revenue, net of subcontractor costs, of $139.8 million, or 38.5%, to $502.7 million in fiscal 2003 from $362.8 million in fiscal 2002. This growth was primarily due to the FWI acquisition, which added $105 million in revenue, net of subcontractor costs, as well as an increase in our water resource management business. Our resource management business segment experienced a 3.9% increase in organic revenue, net of subcontractor costs, from federal, state and local government, and commercial clients. These increases were attributable in part to the nation's focus on non-point source surface water pollution.

        Revenue, net of subcontractor costs, in our infrastructure business increased $2.2 million, or 0.8%, to $269.5 million in fiscal 2003 from $267.3 million in fiscal 2002. This increase was primarily attributable to the EMC acquisition, offset by adverse economic conditions and the negative impact of state and local budget difficulties in certain geographic regions.

        Revenue, net of subcontractor costs, in our communications business decreased $23.4 million, or 21.1%, to $87.2 million in fiscal 2003 from $110.6 million in fiscal 2002. This decrease was primarily due to the economic decline of the communications industry in the first two quarters of the fiscal year, as well as turmoil among wireless and wired communications providers and an overall reduction in spending by information carriers. As a result of this reduced spending, we experienced an overcapacity of personnel and equipment, contract delays and cancellations and price concessions.

        Overall, revenue, net of subcontractor costs, provided by our federal government, state and local government, and commercial clients, in aggregate representing approximately 98% of our total revenue, net of subcontractor costs, increased by 54.0%, 1.1%, and 5.5%, respectively, in fiscal 2003 from fiscal 2002. The growth in our federal government business was primarily due to the FWI acquisition. In contrast, revenue, net of subcontractor costs, from our international clients, approximately 2% of our revenue, net of subcontractor costs, decreased by 13.2% to $14.5 million in fiscal 2003 from $16.7 million in fiscal 2002.

        Our acquisitive revenue, net of subcontractor costs, for fiscal 2003 totaled $151.8 million. Excluding this revenue, net of subcontractor costs, we realized a 4.3% decrease in our organic revenue, net of subcontractor costs.

Revenue

        Revenue increased $164.4 million, or 17.0%, to $1.1 billion in fiscal 2003 from $966.2 million in fiscal 2002. As a percentage of revenue, subcontractor costs were 24.0% in fiscal 2003 compared to 23.3% in fiscal 2002. This growth resulted from the FWI and EMC acquisitions, as well as organic growth in the resource management area as discussed above.

Other Contract Costs

        Other contract costs increased $97.0 million, or 16.7%, to $679.2 million in fiscal 2003 from $582.2 million in fiscal 2002, primarily due to a proportional increase in revenue, net of subcontractor costs. As a percentage of revenue, net of subcontractor costs, other contract costs increased to 79.0% in fiscal 2003 from 78.6% in fiscal 2002. This increase was attributable to a decrease in operating margin due to workforce overcapacity in certain geographic regions of our infrastructure business, partially offset by a margin improvement in our communications infrastructure business. As our communications infrastructure business decreased, we made improvements in our cost structure that resulted in increased margins.

        Professional compensation, the largest component of our other contract costs, rose as the number of employees, measured as full-time equivalents, increased by 1,274, or 18.3%, to 8,226 in fiscal 2003 from 6,952 in fiscal 2002. However, excluding the 1,624 employees employed by acquired companies, we experienced a reduction in the number of full-time equivalent employees.

Gross Profit

        Gross profit increased $21.7 million, or 13.7%, to $180.2 million in fiscal 2003 from $158.6 million in fiscal 2002. As a percentage of revenue, net of subcontractor costs, gross profit decreased to 21.0% in fiscal 2003 from 21.4% in fiscal 2002.

Selling, General and Administrative Expenses

        SG&A expenses, including amortization expense, decreased $14.2 million, or 13.8%, to $88.3 million in fiscal 2003 from $102.5 million in fiscal 2002. As a percentage of revenue, net of subcontractor costs, SG&A expenses decreased to 10.3% in fiscal 2003 from 13.8% in fiscal 2002. With the integration of our communications business into our infrastructure business area, together with the consolidation of certain operating units, we reduced administrative capacity while experiencing efficiencies of scale. Additionally, fiscal 2002 included a $4.1 million charge taken to provide a reserve for an adverse jury verdict and a $2.6 million reserve for related attorneys' fees and expenses. These reductions in SG&A during fiscal 2003 were partially offset by increases in our marketing support of organic revenue growth and increased SG&A expenses resulting from the FWI acquisition in the second quarter of fiscal 2003.

        The amortization expense related to the intangible assets and goodwill associated with our acquisitions decreased $9.5 million to $1.3 million in fiscal 2003 from $10.8 million in fiscal 2002. As a result of our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill amortization is no longer recognized effective fiscal 2003. Instead, we are now required to perform a test, at least annually, measuring the fair value versus the net book value of goodwill for impairment, as required by SFAS No. 142. This decrease was partially offset by an increase due to the identifiable intangibles resulting from the FWI acquisition.

Net Interest Expense

        Net interest expense increased $3.8 million, or 70.1%, to $9.3 million in fiscal 2003 from $5.5 million in fiscal 2002. This increase was primarily attributable to higher actual borrowings used in connection with the FWI acquisition, somewhat offset by lower variable interest rates on borrowings on our credit facility, and interest income resulting from certain accounting method changes for income tax purposes in fiscal 2002. In fiscal 2003, borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $134.6 million at a weighted average interest rate of 6.3%, compared to $124.0 million at a weighted average interest rate of 6.7% in fiscal 2002.

        During fiscal 2002, the Internal Revenue Service approved our request for an accounting method change for recognizing revenue for tax purposes for certain of our operating entities. Accordingly, in fiscal 2002, we amended our federal income tax returns for the periods and entities impacted by this change. Although this change has no impact on our effective income tax rate, $0.6 million and $2.6 million of interest income were included in fiscal 2003 and 2002, respectively.

Income Tax Expense

        Income tax expense increased $11.9 million, or 55.9%, to $33.3 million in fiscal 2003 from $21.3 million in fiscal 2002, due primarily to increased income from operations. Our effective tax rate decreased from 42.1% in fiscal 2002 to 40.3% in fiscal 2003, primarily because we adopted SFAS No. 142, eliminating goodwill amortization. Most of the historical goodwill amortization expense was not deductible for income tax purposes. This decrease was offset by a reduction in tax credits recognized in fiscal 2003.

Cumulative Effect of Accounting Change

        We adopted SFAS No. 142 effective September 30, 2002. The adoption of this standard required us to discontinue the amortization of goodwill and to test the net book value of goodwill for impairment. The cumulative effect of adopting this standard resulted in the recognition of an impairment of $114.7 million in net goodwill attributable to acquisitions in our communications segment.

Net Loss

        As a result of the adoption of SFAS No. 142, we had a net loss in fiscal 2003, which resulted from the recognition of an impairment of $114.7 million in net goodwill attributable to acquisitions of our communications segment. This loss was partially offset by an increase in gross profit and a decrease in SG&A.

LIQUIDITY AND CAPITAL RESOURCES

        Working Capital.    As of October 3, 2004, our working capital was $144.8 million, a decrease of $16.0 million from $160.8 million as of September 28, 2003. Cash and cash equivalents totaled $48.0 million as of October 3, 2004, compared to $33.2 million as of September 28, 2003.

        Operating and Investing Activities.    In fiscal 2004, net cash of $16.2 million was provided by operating activities and $44.7 million was used in investing activities, of which $28.9 million was related to business acquisitions. In fiscal 2003, net cash of $67.8 million was provided by operating activities and $95.2 million was used in investing activities, of which $87.2 million was related to business acquisitions.

        Our net accounts receivable increased $38.2 million, or 11.3%, to $374.6 million as of October 3, 2004 from $336.5 million as of September 28, 2003. A significant portion of this growth resulted from our contract with Nextel. This client accounted for approximately 18% of our accounts receivable as of October 3, 2004, compared to approximately 10% as of September 28, 2003. Under our Nextel contract, we cannot bill for our services until certain milestones are reached. In May 2004, the Nextel contract was amended to provide for improved payment terms based on milestone changes and improved pricing for certain services. In addition, we agreed to increase our workload under the contract. Accordingly, additional working capital was required to finance the growth in accounts receivable resulting from this increased workload.

        During the second and third quarters of fiscal 2004, net cash provided by operating activities was also affected by the terms of our AMT acquisition. In this transaction, AMT's former shareholders retained the rights to the proceeds from $18.6 million of accounts receivable as of the acquisition date. This required us to rebuild AMT's accounts receivable base, but allowed us to reduce the cash used in investing activities. Accordingly, our cash provided by operating activities was adversely impacted by the net increase of $17.3 million in AMT's net accounts receivable as its receivable base was rebuilt.

        Capital Expenditures.    Our capital expenditures for fiscal 2004 and 2003 were approximately $17.9 million and $9.4 million, respectively. The increase in fiscal 2004 was due primarily to the expenditure of $6.5 million for the implementation of our ERP system. Other ongoing business capital expenditures were for the replacement of field equipment, computers, software and office equipment. Our capital expenditures in support of ongoing business operations are expected to continue at fiscal 2004 levels throughout fiscal 2005. We estimate that the capitalized costs of implementing the ERP system, including hardware, software licenses, consultants and internal staffing costs, will be approximately $2.8 million during fiscal 2005. Installation of the ERP software in our business units began in fiscal 2005.

        Debt Financing.    We have a credit agreement with several financial institutions, which was amended and restated in July 2004 (Credit Agreement). This amendment increased our revolving credit facility (Facility) from $140.0 million to $235.0 million. As part of the Facility, we may request standby letters of credit up to the aggregate sum of $100.0 million. The Facility matures on July 21, 2009, or earlier at our discretion, upon payment in full of loans and other obligations. Other than the increased capacity under the Facility and improved pricing, the terms and conditions relating to the Facility are substantially similar to those of the prior facility.

        As of October 3, 2004, borrowings under the Facility totaled $40.0 million, which was classified as a current liability since we have the intent and ability to repay this amount within a year. In addition, standby letters of credit under the Facility totaled $11.8 million. The available borrowing capacity under the Facility was $183.2 million as of October 3, 2004.

        In May 2001, we issued two series of senior secured notes in the aggregate amount of $110.0 million (Senior Notes) under a note purchase agreement (Note Purchase Agreement). The Series A Notes, totaling $92.0 million with an interest rate of 7.28%, are payable semi-annually and mature on May 30, 2011. The Series B Notes, totaling $18.0 million with an interest rate of 7.08%, are payable semi-annually and mature on May 30, 2008.

        As of October 3, 2004, the outstanding principal balance on the Senior Notes was $106.4 million. Scheduled principal payments of $16.7 million are due on May 30, 2005 and, accordingly, are included in current portion of long-term obligations. The remaining $89.7 million was included in long-term obligations as of October 3, 2004.

        We were not in compliance with the fixed charge coverage financial covenants in our Credit Agreement and Note Purchase Agreement and the maximum adjusted leverage ratio financial covenant in our Credit Agreement as of October 3, 2004 due to lower than anticipated income from operations in the fourth quarter. Consequently the Credit Agreement and Note Purchase Agreement were amended on December 14, 2004. Prior to these amendments, we obtained short-term waivers of these financial covenant requirements from our lenders and note holders. In particular, the amendments (i) increased the maximum adjusted leverage ratio, (ii) eliminated the testing of the fixed charge coverage ratio, each for the fourth quarter of fiscal 2004 and for the first three quarters of fiscal 2005, and (iii) required minimum levels of adjusted earnings before interest expense, income taxes, depreciation and amortization (EBITDA), as defined in the Credit Agreement and Note Purchase Agreement, throughout fiscal 2005. Fixed charge coverage testing will resume October 2, 2005.

        Borrowings under the Credit Agreement and Note Purchase Agreement are secured by our accounts receivable and the stock of certain of our subsidiaries. The Credit Agreement and the Note Purchase Agreement also contain restrictions including but not limited to, minimum net worth requirements, restrictions on other indebtedness, asset sales, mergers and acquisitions, creation of liens and dividends on capital stock (other than stock dividends).

        Capital Requirements.    We expect that internally generated funds, our existing cash balances and borrowing capacity under the Credit Agreement will be sufficient to meet our capital requirements for the next 12 months.

        Acquisitions.    In conjunction with our investment strategy, we continuously evaluate the marketplace for strategic acquisition opportunities. Historically, due to our reputation, size, geographic presence and range of services, we have been presented with numerous opportunities to acquire both privately-held companies and subsidiaries or divisions of publicly-held companies. Once an opportunity is identified, we examine the effect an acquisition may have on our long-range business strategy, as well as on our results of business operations. Generally, we proceed with an acquisition if we believe that the acquisition will have a positive effect on future operations and could strategically expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurance can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund such acquisitions. We may acquire other businesses that we believe are synergistic and will ultimately increase our revenue and net income. These businesses also perform work that is consistent with our short-term and long-term strategic goals, provide critical mass with existing clients, and further expand our lines of service. These factors contribute to a purchase price that results in a recognition of goodwill.

        Inflation.    We believe our operations have not been, and, in the foreseeable future, are not expected to be, materially adversely affected by inflation or changing prices due to the average duration of our projects and our ability to negotiate prices as contracts end and new contracts begin. However, current general economic conditions may impact our client base, and, as such, may impact our clients' creditworthiness and our ability to collect cash to meet our operating needs.

        Contractual Obligations.    The following sets forth our contractual obligations, excluding interest, as of October 3, 2004:

	Principal Payments Due by Period
	Total	Year 1	Year 2 - 3	Year 4 - 5	Beyond
	(in thousands)
Long-term debt	$148,969	$58,353	$34,313	$29,929	$26,374
Capital lease	2,197	671	754	214	558
Operating lease	146,688	37,323	47,343	30,384	31,638

Total	$297,854	$96,347	$82,410	$60,527	$58,570

CRITICAL ACCOUNTING POLICIES

        Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The presentation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

        The accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below. Information regarding our other accounting policies is included in Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report.

Revenue Recognition

        We earn our revenue from fixed-price, time-and-materials and cost-plus contracts. As of October 3, 2004, we had over 10,000 active projects, none of which represented more than 10% of our revenue, net of subcontractor costs, for fiscal 2004.

        We account for most of our contracts on the percentage-of-completion method, under which revenue is recognized as costs are incurred. Under this method for revenue recognition, we estimate the progress towards completion to determine the amount of revenue and profit to recognize on all significant contracts. We generally utilize a cost-to-cost approach in applying the percentage-of-completion method, under which revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred.

        Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones and other incentives, penalty provisions, labor productivity and cost estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway. Due to uncertainties inherent in the estimation progress, it is possible that actual completion costs may vary from estimates. If estimated total costs on any contract indicate a loss, we charge the entire estimated loss to operations in the period the loss first becomes known.

        We enter into three major types of contracts: "fixed-price," "time-and-materials" and "cost-plus" as described below.

        Fixed-Price Contracts.    We enter into two major types of fixed-price contracts:

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

          Fixed-Price Per Unit (FPPU).    Under our FPPU contracts, clients pay us a set fee for each service or unit of production. We are generally guaranteed a minimum number of service or production units at a fixed price. We recognize revenue under FPPU contracts as we complete the related service transaction for our clients. If our costs per service transaction exceed our original estimates, our profit margins will decrease and we may realize a loss on the project unless we can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of our FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were firm fixed-price contracts.

        Time-and-Materials Contracts.    We enter into time-and-materials contracts:

          Time-and-Materials Contracts.    Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared to negotiated billing rates. Many of our time-and-materials contracts are subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects. Our time-and-materials contracts also generally include annual billing rate adjustment provisions.

        Cost-Plus Contracts.    We enter into four major types of cost-plus contracts:

          Cost-Plus Fixed Fee.    Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenue based on the actual labor costs, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs we have estimated, our revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee relating to the additional costs. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

          Cost-Plus Fixed Rate.    Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a cost-plus fixed rate contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. We recognize revenue based on the actual total costs we have expended plus the applicable fixed fee. If the actual total costs are lower than the total costs we have estimated, our revenue from that project will be lower than originally estimated. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

          Cost-Plus Award Fee.    Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors. We record accruals for fee-sharing on a monthly basis as fees are earned. We generally recognize revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and we record revenue related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, we may defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

          Cost-Plus Incentive Fee.    Certain cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above, at, or below target results. We originally recognize revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

        Labor costs and subcontractor services are the principal components of our direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit reimbursability for general and administrative costs, overhead costs and materials handling costs. Revenue recognition for these contracts is determined by taking into consideration such guaranteed price or rate ceilings. Revenue in excess of cost limitation or rate ceilings is recognized in accordance with the information concerning change orders and claims that is provided below.

  Other Contract Matters

        Federal Acquisition Regulations (FAR), which are applicable to our federal government contracts and are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts. Cost-plus contracts covered by FAR and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. Most of our federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

        These contracts are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews our overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. The reserve for potential disallowed costs was $3.1 million and $1.7 million as of October 3, 2004 and September 28, 2003, respectively. Historically, we have not had any material cost disallowances by the DCAA as a result of audit. However, there can be no assurance that DCAA audits will not result in material cost disallowances in the future.

        Change orders are modifications of an original contract that effectively change the provisions of the contract. Change orders typically results from changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders agreed upon with the client before the work is performed. Sometimes circumstances require that work progress without client agreement before the work is performed. Costs related to change orders are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value, can be reasonably estimated and realization is assured beyond a reasonable doubt.

        Claims are amounts in excess of agreed contract price that we seek to collect from our clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price or other causes of unanticipated additional contract costs. Claims are included in total estimated contract revenue, only to the extent that contract costs related to the claim have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation in which costs are recognized in one period and revenue is recognized when client agreement is obtained or claim resolution occurs, which can occur in subsequent periods.

Allowance for Uncollectible Accounts Receivable

        We reduce our accounts receivable by an allowance for amounts that are considered uncollectible. We determine an estimated allowance for uncollectible amounts based on management's evaluation of the contracts involved and the financial condition of our clients. We regularly evaluate the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

  •
  Type of client—governmental agency or commercial sector;

  •
  Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

  •
  General economic and particular industry conditions that may affect a client's ability to pay; and

  •
  Contract performance and our change order/claim analysis.

        We increased our allowance by approximately $6.7 million as of October 3, 2004 compared to September 28, 2003 due to contract concessions, client bankruptcy filings and our inability to collect on certain contract change orders for which work was performed and billed.

Insurance Matters, Litigation and Contingencies

        In the normal course of business, we are subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and performance. Most of the litigation involves us as a defendant in contractual disagreements, workers' compensation, personal injury and other similar lawsuits. We maintain insurance coverage for various aspects of our business and operations. However, we have elected to retain a portion of losses that may occur through the use of various deductibles, limits and retentions under our insurance programs. This practice may subject us to some future liability for which we are only partially insured or are completely uninsured.

        In accordance with SFAS No. 5, Accounting for Contingencies, we record in our consolidated balance sheets amounts representing our estimated liability for claims, guarantees, costs and litigation. We utilize qualified actuaries and insurance professionals to assist in determining the level of reserves to establish for both claims that are known and have been asserted against us, as well as for claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the balance sheet date. We include any adjustments to such insurance reserves in our consolidated results of operations.

        Except as described below, we have not been affected by any litigation or other contingencies that have had, or are currently anticipated to have, a material impact on our results of operations or financial position. As additional information about current or future litigations or other contingencies becomes available, management will assess whether such information warrants the recording of additional expenses relating to those contingencies. Such additional expenses could potentially have a material impact on our results of operations and financial position.

        We continue to be involved in a contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (ZCA). In April 2002, a Washington County Court in Bartlesville, Oklahoma dismissed with prejudice our counter-claims relating to receivables due from ZCA and other costs. In December 2002, the Court rendered a judgment for $4.1 million and unquantified legal fees against us in this dispute. In February 2004, the Court quantified the previous award and ordered us to pay approximately $2.6 million in ZCA's attorneys' and consultants' fees and expenses, together with post-judgment interest.

        We have posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of our appeals. In its decision, the Court vacated the $4.1 million verdict against us. In addition, the Court upheld the dismissal of our counter-claims. The Court has not yet ruled on the status of ZCA's attorneys' and consultants' fees and expenses. Several legal alternatives remain available to both parties including appeals to the Oklahoma Supreme Court. Although our legal counsel in these matters continues to believe that a favorable outcome is reasonably possible, the final outcome of these matters cannot yet be accurately predicted. As a result, we continue to maintain the amounts recorded in the restated fiscal 2002 financial statements, consisting of $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA's attorneys' and consultants' fees and expenses. Once the legal proceedings relating to ZCA are finally resolved, excess accruals, if any, will be reversed.

Goodwill

        On September 30, 2002, the beginning of fiscal 2003, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, and no longer amortize goodwill. As a result of this change in accounting, we recognized an impairment charge of $114.7 million in fiscal 2003. We are required under SFAS No. 142 to assess, at least on an annual basis, potential goodwill impairment. Accordingly, we have completed our assessment of the recoverability of goodwill for fiscal 2004 as of July 1, 2004, which indicated no impairment of goodwill.

        SFAS No. 142 requires an annual test of goodwill for impairment at each of our reporting units. Reporting units for purposes of this test are identical to our operating segments and consist of resource management, infrastructure and communications. The annual impairment test is a two-step process. As the first step, we estimate the fair value of the reporting unit and compares that amount to the sum of the carrying value of the reporting unit's goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill, and any resulting decrease is recorded as an impairment.

Income Taxes

        We account for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Stock-Based Compensation

        Our employee stock compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. We adopted the annual and interim disclosure requirements of SFAS No. 148 as of the first quarter of fiscal 2003.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

        In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was subsequently revised in December 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. FIN 46 and subsequent revisions thereof define the concept of "variable interests" and require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after December 15, 2003 to variable interest entities considered to be a special purpose entity (SPE) in which an enterprise holds a variable interest that it acquired before February 1, 2003. For non-SPE variable interest entities acquired before February 1, 2003, the interpretation must be adopted no later than the first interim or annual period ending after March 15, 2004. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. We do not have any SPEs and do not have any variable interest entities required to be accounted for under FIN 46. Consequently, adoption of FIN 46 on January 1, 2004 had no effect on our financial position, results of operations or cash flows.

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

        The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, but do not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on our financial position, results of operations or cash flows.

        Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables, addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We completed our evaluation and determined that adoption of EITF 00-21 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2004, the FASB issued its final standard on accounting for share-based payments (SBP), FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R), that requires us to expense the value of employee stock options and similar awards. Under FAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. As a public company, we are allowed to select from three alternative transition methods—each having different reporting implications. The effective date for FAS 123R is the period beginning July 1, 2005, and applies to all outstanding and unvested SBP awards at our adoption date. We have not completed our evaluation or determined the impact of adopting FAS 123R.

FINANCIAL MARKET RISKS

        We currently utilize no material derivative financial instruments that expose us to significant market risk. We are exposed to interest rate risk under our Credit Agreement. We may borrow on our Facility, at our option, at either (a) a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) plus a margin which ranges from 0.0% to 0.5%, or (b) a eurodollar rate plus a margin. Once our outstanding borrowings exceed 50% of the total commitment of $235.0 million, we are charged a utilization fee of 0.125% in addition to the base rate and eurodollar rates. In addition, we pay a facility fee on the total commitment.

        For periods before and beyond fiscal 2005, our margin on eurodollar borrowings ranges from 0.4% to 1.0% to the extent our total borrowings are less than 50.0% of the total commitment. For periods before and beyond fiscal 2005, our facility fee ranges from 0.225% to 0.375%. For fiscal 2005, our margin on eurodollar borrowings ranges from 0.525% to 1.250% to the extent our total borrowings are less than 50.0% of the total commitment. In fiscal 2005, our facility fee ranges from 0.35% to 0.50%.

        Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility's maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on July 21, 2009 or earlier at our discretion upon payment in full of loans and other obligations. Accordingly, we classify total outstanding obligations as either current liabilities or long-term obligations based on anticipated payments within and beyond one year.

        We have outstanding Senior Notes that bear interest at a fixed rate. The Series A Notes bear interest at 7.28% and are payable at $13.1 million per year commencing fiscal 2005 through fiscal 2011. The Series B Notes bear interest at 7.08% and are payable at $3.6 million per year commencing fiscal 2004 through fiscal 2008. If interest rates increased by 1.0%, the fair value of the senior secured notes could decrease by $3.3 million. If interest rates decreased by 1.0%, the fair value of the Senior Notes could increase by $3.4 million.

        We currently anticipate repaying $59.0 million of our outstanding indebtedness in the next 12 months, of which $40.0 million is estimated to be used to repay our Facility, $16.7 million is for scheduled principal payments on the Senior Notes and $2.3 million is related to other debt. Assuming we do repay the remaining $42.3 million ratably during the next 12 months, and our average interest rate increases or decreases by 1%, our annual interest expense could increase or decrease by $0.2 million. However, there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner. In addition, we could incur additional debt under the Facility to meet our operating needs or to finance future acquisitions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Tetra Tech, Inc.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries as of October 3, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
December 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Tetra Tech, Inc.:

        We have audited the accompanying consolidated balance sheet of Tetra Tech, Inc. and subsidiaries (the "Company") as of September 28, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended September 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 28, 2003, and the results of its operations and its cash flows for each of the two years in the period ended September 23, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the Consolidated Financial Statements, the Company changed its method of accounting for goodwill and other intangible assets effective September 30, 2002 to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

        As discussed in Note 2 to the Consolidated Financial Statements, the accompanying 2003 and 2002 financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
December 12, 2003 (December 30, 2004 as to the effects of the restatement discussed in Note 2)

TETRA TECH, INC.

Consolidated Balance Sheets

(in thousands, except par value)

	October 3, 2004	September 28, 2003 As Restated (See Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48,032	$33,164
Accounts receivable—net	374,630	336,471
Prepaid expenses and other current assets	23,857	22,164
Income tax receivable	6,148	—

Total current assets	452,667	391,799

PROPERTY AND EQUIPMENT:
Equipment, furniture and fixtures	87,159	85,133
Leasehold improvements	9,694	10,123

Total	96,853	95,256
Accumulated depreciation and amortization	(55,572)	(53,469)

PROPERTY AND EQUIPMENT—NET	41,281	41,787

INCOME TAXES RECEIVABLE	33,800	33,800
GOODWILL	254,553	210,792
INTANGIBLE AND OTHER ASSETS—NET	26,206	25,054

TOTAL ASSETS	$808,507	$703,232

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$111,038	$93,265
Accrued compensation	55,493	46,743
Billings in excess of costs on uncompleted contracts	28,941	17,690
Income taxes payable	—	11,281
Deferred income taxes	4,421	21,268
Current portion of long-term obligations	59,024	11,597
Other current liabilities	48,921	29,175

Total current liabilities	307,838	231,019

DEFERRED INCOME TAXES	11,027	6,545
LONG-TERM OBLIGATIONS	92,142	107,463

COMMITMENTS AND CONTINGENCIES (Notes 11 and 14)
STOCKHOLDERS' EQUITY
Preferred stock—authorized, 2,000 shares of $0.01 par value; no shares issued and outstanding as of October 3, 2004 and September 28, 2003	—	—
Exchangeable stock of subsidiary	1,426	13,239
Common stock—authorized 85,000 shares of $0.01 par value; issued and outstanding, 56,305 and 54,089 shares, as of October 3, 2004 and September 28, 2003, respectively	563	541
Additional paid-in capital	243,490	216,908
Accumulated other comprehensive income (loss)	375	(387)
Retained earnings	151,646	127,904

TOTAL STOCKHOLDERS' EQUITY	397,500	358,205

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$808,507	$703,232

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Fiscal Year Ended
	October 3, 2004	September 28, 2003 As Restated (See Note 2)	September 29, 2002 As Restated (See Note 2)
Revenue	$1,437,556	$1,130,667	$966,223
Subcontractor costs	426,641	271,278	225,508

Revenue, net of subcontractor costs	1,010,915	859,389	740,715
Other contract costs	855,152	679,158	582,153

Gross profit	155,763	180,231	158,562
Selling, general and administrative expenses	105,581	88,324	102,479

Income from operations	50,182	91,907	56,083
Interest expense	10,062	10,162	9,340
Interest income	344	888	3,888

Income before income tax expense and cumulative effect of accounting change	40,464	82,633	50,631
Income tax expense	16,722	33,274	21,339

Income before cumulative effect of accounting change	23,742	49,359	29,292
Cumulative effect of accounting change	—	(114,669)	—

Net income (loss)	$23,742	$(65,310)	$29,292

Basic earnings (loss) per share:
Income before cumulative effect of accounting change	$0.42	$0.90	$0.54
Cumulative effect of accounting change	—	(2.09)	—

Net income (loss)	$0.42	$(1.19)	$0.54

Diluted earnings (loss) per share:
Income before cumulative effect of accounting change	$0.41	$0.88	$0.53
Cumulative effect of accounting change	—	(2.05)	—

Net income (loss)	$0.41	$(1.17)	$0.53

Weighted average common shares outstanding:
Basic	55,969	54,766	53,995

Diluted	57,288	55,782	55,086

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

Consolidated Statements of Stockholders' Equity

Fiscal Years Ended September 29, 2002, September 28, 2003 and October 3, 2004

(in thousands)

	Exchangeable Stock		Common Stock			Accumulated Other Comprehensive Income (Loss)
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
BALANCE AS OF SEPTEMBER 30, 2001:
As previously reported	791	$13,239	52,248	$522	$195,126	$(1,641)	$164,900	$372,146
Prior period adjustments (See Note 2)							(978)	(978)

BALANCE AS OF SEPTEMBER 30, 2001:
As Restated (See Note 2)	791	13,239	52,248	522	195,126	(1,641)	163,922	371,168
Comprehensive income:
Net income—as restated (See Note 2)							29,292	29,292
Foreign currency translation adjustment						(143)		(143)

Comprehensive income—as restated (See Note 2)								29,149

Shares issued in acquisitions			424	5	5,529			5,534
Stock options exercised			323	3	2,683			2,686
Shares issued in connection with Employee Stock Purchase Plan			278	3	3,418			3,421
Tax benefit for disqualifying dispositions of stock options					789			789
Payment for fractional shares					(40)			(40)

BALANCE AS OF SEPTEMBER 29, 2002:
As Restated (See Note 2)	791	13,239	53,273	533	207,505	(1,784)	193,214	412,707
Comprehensive loss:
Net loss—as restated (See Note 2)							(65,310)	(65,310)
Foreign currency translation adjustment						1,397		1,397

Comprehensive loss—as restated (See Note 2)								(63,913)

Stock options exercised			601	6	4,941			4,947
Shares issued in connection with Employee Stock Purchase Plan			215	2	2,987			2,989
Tax benefit for disqualifying dispositions of stock options					1,475			1,475

BALANCE AS OF SEPTEMBER 28, 2003:
As Restated (See Note 2)	791	13,239	54,089	541	216,908	(387)	127,904	358,205
Comprehensive income:
Net income							23,742	23,742
Foreign currency translation adjustment						762		762

Comprehensive income								24,504

Stock options exercised			889	9	8,857			8,866
Shares issued in connection with Employee Stock Purchase Plan			225	2	3,237			3,239
Conversion of exchangeable stock	(706)	(11,813)	1,102	11	11,802			—
Tax benefit for disqualifying dispositions of stock options					2,686			2,686

BALANCE AS OF OCTOBER 3, 2004	85	$1,426	56,305	$563	$243,490	$375	$151,646	$397,500

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	October 3, 2004	September 28, 2003 As Restated (See Note 2)	September 29, 2002 As Restated (See Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$23,742	$(65,310)	$29,292
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	114,669	—
Depreciation and amortization	18,500	16,727	23,354
Deferred income taxes	(11,932)	10,236	18,211
Provision for losses on receivables	14,786	8,411	4,702
Loss on disposal of property and equipment	1,426	98	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(52,185)	(26,959)	28,593
Prepaid expenses and other assets	(6,521)	(2,512)	(3,876)
Accounts payable	8,247	1,892	4,919
Accrued compensation	7,480	6,438	(795)
Billings in excess of costs on uncompleted contracts	11,251	911	1,483
Other current liabilities	16,137	4,142	5,548
Income taxes receivable/payable	(14,731)	(977)	(16,220)

Net cash provided by operating activities	16,200	67,766	95,211

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(17,892)	(9,419)	(7,165)
Payments for business acquisitions, net of cash acquired	(28,853)	(87,233)	(45,079)
Proceeds on sale of property and equipment	2,046	1,456	—

Net cash used in investing activities	(44,699)	(95,196)	(52,244)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(106,695)	(90,935)	(74,927)
Proceeds from borrowings under long-term obligations	137,756	97,000	56,000
Net proceeds from issuance of common stock	12,105	7,892	6,067

Net cash provided by (used in) financing activities	43,166	13,957	(12,860)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	201	292	(2)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,868	(13,181)	30,105
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,164	46,345	16,240

CASH AND CASH EQUIVALENTS AT END OF YEAR	$48,032	$33,164	$46,345

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$9,813	$10,009	$9,370
Income taxes, net of refunds received	$43,138	$23,165	$17,667

(Continued)

TETRA TECH, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	October 3, 2004	September 28, 2003 As Restated (See Note 2)	September 29, 2002 As Restated (See Note 2)
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
See Note 4 for non-cash activities relating to business acquisitions in fiscal 2004.

In fiscal 2003, the Company's subsidiary, Tetra Tech FW, Inc., purchased certain assets and assumed certain liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation. The Company also purchased all of the capital stock of Engineering Management Concepts, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired		$135,624
Cash paid		(90,072)
Purchase price receivable		3,466
Other acquisition costs		(955)

Liabilities assumed		$48,063

In fiscal 2002, the Company purchased all of the capital stock of Ardaman & Associates, Inc., Hartman & Associates, Inc., Thomas Associates Architects, Engineers, Landscape Architects, P.C. and America's Schoolhouse Consulting Services, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value of assets acquired			$69,371
Cash paid			(50,552)
Issuance of common stock			(5,018)
Purchase price receivable			445
Other acquisition costs			(130)

Liabilities assumed			$14,116

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Significant Accounting Policies

        Business—Tetra Tech, Inc. (the "Company") is a provider of consulting, engineering and technical services. Through fiscal 2004, the Company supported its government and commercial clients in the areas of resource management, infrastructure and communications. The Company's services include research and development, applied science and technology, engineering design, program management, construction, construction management, and operations and maintenance.

        Principles of Consolidation and Presentation—The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiary, Tetra Tech Canada Ltd. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

        Fiscal Year—The Company reports results of operations based on 52 or 53-week periods ending near September 30. Fiscal years 2004, 2003 and 2002 contained 53, 52 and 52 weeks, respectively.

        Contract Revenue and Costs—In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice and generally accepted accounting principles, are included in the Company's revenue. Because subcontractor services can change significantly from project to project, changes in revenue may not be indicative of business trends. Accordingly, the Company also reports revenue, net of subcontractor costs.

        The Company accounts for most of its contracts on the percentage-of-completion method, under which revenue is recognized as costs are incurred. Under this method for revenue recognition, the Company estimates the progress towards completion to determine the amount of revenue and profit to recognize on all significant contracts. The Company generally utilizes a cost-to-cost approach in applying the percentage-of-completion method, under which revenue is earned in proportion to total costs incurred, divided by total costs expected to be incurred.

        Under the percentage-of-completion method, recognition of profit is dependent upon the accuracy of a variety of estimates, including engineering progress, materials quantities, achievement of milestones and other incentives, penalty provisions, labor productivity and cost estimates. Such estimates are based on various judgments the Company makes with respect to those factors and are difficult to accurately determine until the project is significantly underway. Due to uncertainties inherent in the estimation progress, it is possible that actual completion costs may vary from estimates. If estimated total costs on any contract indicate a loss, the Company charges the entire estimated loss to operations in the period the loss first becomes known.

        The Company enters into three major types of contracts: "fixed-price," "time-and-materials" and "cost-plus" as described below.

        Fixed-Price Contracts.    The Company enters into two major types of fixed-price contracts:

          Firm Fixed-Price (FFP).    The Company's FFP contracts have historically accounted for most of its fixed-price contracts. Under FFP contracts, clients pay the Company an agreed amount negotiated in advance for a specified scope of work. The Company recognizes revenue on FFP contracts using the percentage-of-completion method described above. Prior to completion, recognized profit margins on any FFP contract depend on the accuracy of the Company's estimates and will increase to the extent that its actual costs are below the estimated amounts. Conversely, if the Company's costs exceed these estimates, its profit margins will decrease and the Company may realize a loss on a project. If the Company's actual costs exceed the original estimate, the

  Company must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

          Fixed-Price Per Unit (FPPU).    Under the Company's FPPU contracts, clients pay a set fee for each service or unit of production. The Company is generally guaranteed a minimum number of service or production units at a fixed price. The Company recognizes revenue under FPPU contracts as it completes the related service transaction for its clients. If the Company's costs per service transaction exceed its original estimates, the Company's profit margins will decrease and it may realize a loss on the project unless it can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of the Company's FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were firm fixed-price contracts.

        Time-and-Materials Contracts.    The Company enters into time-and-materials contracts:

          Time-and-Materials Contracts.    Under the Company's time-and-materials contracts, the Company negotiates hourly billing rates and charge its clients based on the actual time that it expends on a project. In addition, clients reimburse the Company for its actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs in connection with its performance under the contract. The Company's profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that it directly charges or allocates to contracts compared to negotiated billing rates. Many of the Company's time-and-materials contracts are subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were a fixed-price contract. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours the Company spends on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs on the projects. The Company's time-and-materials contracts also generally include annual billing rate adjustment provisions.

        Cost-Plus Contracts.    The Company enters into four major types of cost-plus contracts:

          Cost-Plus Fixed Fee.    Under cost-plus fixed fee contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, the Company estimates all recoverable direct and indirect costs and then adds a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. The Company recognizes revenue based on the actual labor costs, plus non-labor costs it incurs, plus the portion of the fixed fee it has earned to date. The Company invoices for its services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs the Company has estimated, its revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, the Company must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee relating to the additional costs. Certain of the Company's cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

          Cost-Plus Fixed Rate.    Under the Company's cost-plus fixed rate contracts, the Company charges clients for its costs plus negotiated rates based on its indirect costs. In negotiating a cost-plus fixed rate contract, the Company estimates all recoverable direct and indirect costs and then adds a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. The Company recognizes revenue based on the actual total costs it has expended plus the applicable fixed fee. If the actual total costs are lower than the total costs the Company has estimated, its revenue from that project will be lower than originally estimated.

  Certain of the Company's cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

          Cost-Plus Award Fee.    Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, the Company may share award fees with subcontractors. The Company records accruals for fee-sharing on a monthly basis as fees are earned. The Company generally recognizes revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. The Company takes the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and it records revenue related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, the Company may defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

          Cost-Plus Incentive Fee.    Certain cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether the Company achieves above, at, or below target results. The Company originally recognizes revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

        Labor costs and subcontractor services are the principal components of the Company's direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit reimbursability for general and administrative costs, overhead costs, and materials handling costs. Revenue recognition for these contracts is determined by taking into consideration such guaranteed price or rate ceilings. Revenue in excess of cost limitation or rate ceilings is recognized in accordance with the information concerning change orders and claims that is provided below.

  Other Contract Matters

        Federal Acquisition Regulations (FAR), which are applicable to the Company's federal government contracts and are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts. Cost-plus contracts covered by FAR and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. Most of the Company's federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

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

        Change orders are modifications of an original contract that effectively change the provisions of the contract. Change orders typically results from changes in specifications or design, manner of performance, facilities, equipment, materials, sites and period of completion of the work. Change orders occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and terms of such change orders agreed upon with the client before the work is performed. Sometimes circumstances require that work progress without client agreement before the work is performed. Costs related to change orders are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value and can be reasonably estimated.

        Claims are amounts in excess of agreed contract price that the Company seeks to collect from its clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Claims are included in total estimated contract revenue, only to the extent that contract costs related to the claim have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs.

        Allowance for Uncollectible Accounts Receivable—The Company reduces its accounts receivable by an allowance for amounts that are considered uncollectible. The Company determines an estimated allowance for uncollectible amounts based on management's evaluation of the contracts involved and the financial condition of its clients. The Company regularly evaluates the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

  •
  Type of client—governmental agency or commercial sector;

  •
  Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

  •
  General economic and particular industry conditions that may affect a client's ability to pay; and

  •
  Contract performance and the Company's change order/claim analysis.

        Selling, General and Administrative Expenses—Selling, general and administrative expenses are expensed in the period incurred.

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

        Long-Lived Assets—The Company's policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired. This assessment of fair value is performed based on the estimated undiscounted cash flows compared to the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

        Goodwill and Intangibles—Goodwill consists of amounts paid for new business acquisitions in excess of the fair value of net assets acquired. Following an acquisition, the Company performs an analysis to value the acquired company's tangible and identifiable intangible assets and liabilities. With respect to identifiable intangible assets, the Company considers backlog, workforce, customer lists, patents and other assets. The Company considers the requirements relative to the potential other intangibles and, based upon the Company's valuation, determined that the only significant intangible asset consisted of the value assigned to the newly acquired backlog at the time of acquisition.

        Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires an annual test of goodwill for impairment at each reporting unit of the Company. Reporting units for purposes of this test are identical to the Company's operating segments and consist of resource management, infrastructure and communications. The annual impairment test is a two-step process. As the first step, the Company estimates the fair values of the reporting unit and compares that amount to the sum of the carrying value of the reporting unit's goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill and any resulting decrease is recorded as an impairment.

        Income Taxes—The Company files a consolidated federal income tax return and combined California franchise tax return. In addition, the Company files other returns that are required in the states and jurisdictions in which it does business, which includes the Company and its subsidiaries. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviewed both positive and negative evidence, including current and historical results of operations, future income projections, and potential tax planning strategies. Based upon management's assessment of all available evidence, the Company has concluded that it is more likely than not that the deferred tax assets will be realized.

        Earnings Per Share—Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares and the weighted average number of shares of exchangeable stock of a subsidiary (exchangeable shares) outstanding for the period. The exchangeable shares are non-voting and are exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding, the weighted average number of exchangeable shares, and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method.

        Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes as of October 3, 2004 and September 28, 2003 was approximately $112 million and $118 million, respectively.

        Concentration of Credit Risk—Financial instruments, which subject the Company to credit risk, consist primarily of cash and cash equivalents and net accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 3, 2004 and September 28, 2003, approximately 23% and 22%, respectively, of accounts receivable was due from various agencies of the federal government. In addition, as of October 3, 2004 and September 28, 2003, accounts receivable from one commercial client were approximately 18% and 10% of the Company's total accounts receivable, respectively. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company's client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Recent Accounting Pronouncements—In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was subsequently revised in December 2003. This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. FIN 46, and subsequent revisions thereof define the concept of "variable interests" and require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after December 15, 2003, to variable interest entities considered to be a special purpose entity (SPE) in which an enterprise holds a variable interest that it acquired before February 1, 2003. For non-SPE variable interest entities acquired before February 1, 2003, the interpretation must be adopted no later than the first interim or annual period ending after March 15, 2004. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company does not have any SPEs and does not have any variable interest entities required to be accounted for under FIN 46. Consequently, adoption of FIN 46 on January 1, 2004 had no effect on the Company's financial position, results of operations, or cash flows.

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

        The requirements of SFAS No. 150 apply to issuers' classification and measurement of freestanding financial instruments, but do not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for certain financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company's financial position, results of operations or cash flows.

        Emerging Issues Task Force (EITF) Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables, addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

        Stock-Based Compensation—The Company's employee stock compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 requires more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company adopted the annual and interim disclosure requirements of SFAS No. 148 as of the first quarter of fiscal 2003. The following pro forma information regarding net income (loss) has been calculated as if the Company had accounted for its employee stock options and stock purchase plan using the fair value method under SFAS No. 123:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
	(in thousands, except per share data)
Net income (loss) as reported	$23,742	$(65,310)	$29,292
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	6,028	4,639	3,868

Pro forma net income (loss)	$17,714	$(69,949)	$25,424

Earnings (loss) per share:
Basic—as reported	$0.42	$(1.19)	$0.54
Basic—pro forma	$0.32	$(1.28)	$0.47
Diluted—as reported	$0.41	$(1.17)	$0.53
Diluted—pro forma	$0.31	$(1.25)	$0.46

        Because most options vest over several years and additional option grants are expected to be made subsequent to October 3, 2004, the results of applying the fair value method may have a materially different effect on pro forma net income (loss) in future years.

        The fair value of the Company's stock options used to compute pro forma net income (loss) and pro forma earnings (loss) per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2004, 2003 and 2002 are $12.47, $6.31 and $9.56, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	59.9%	61.2%	64.0%
Risk-free rate of return, annual	3.4%	3.2%	2.3%
Expected life	4.58 years	4.36 years	3.98 years

        In December 2004, the FASB issued its final standard on accounting for share-based payments (SBP), FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R), that requires the Company to expense the value of employee stock options and similar awards. Under FAS 123R, SBP awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. As a public company, the Company is allowed to select from three alternative transition methods—each having different reporting implications. The effective date for FAS 123R is the period beginning July 1, 2005, and applies to all outstanding and unvested SBP awards at the Company's adoption date. The Company has not completed its evaluation or determined the impact of adopting FAS 123R.

2.     Restatement

        Subsequent to the fourth quarter of the Company's fiscal year ended October 3, 2004, the Company's management, along with the Audit Committee of its Board of Directors, identified certain accounting errors, as described below. As a result, the accompanying Consolidated Financial Statements as of September 28, 2003 and for the years ended September 28, 2003 and September 29, 2002 have been restated from the amounts previously reported.

        The principal adjustments are summarized below:

Legal Proceedings

        In connection with the jury verdict rendered against the Company in a contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (ZCA), the Company recorded a reserve for the verdict in the amount of $4.1 million in fiscal 2002 (see Note 14). The judgment also required the Company to pay ZCA's unquantified attorneys' fees and expenses. The Company has concluded that it should have recorded a $2.6 million reserve in fiscal 2002 for these fees. Additionally, the Company has concluded that it should have fully reserved for a contract receivable in fiscal 2002 that was owed to the Company by ZCA in the amount of $1.2 million at the time its counter-claim against ZCA was dismissed by the court in April 2002. Finally, the Company has concluded that it improperly capitalized legal fees and expenses in the amounts of $481,000, $657,000 and $512,000 during fiscal 2001, 2002 and 2003, respectively.

        In an unrelated matter, the Company had recorded a $1.2 million receivable during fiscal 2001, which was reduced to $1.0 million in fiscal 2002 from Northwest Development and Construction (NW), a subcontractor on a design and construction contract. The receivable resulted from backcharges and a claim that the Company was pursuing against NW. The Company has concluded that it should not have recorded $1.2 million as a receivable in fiscal 2001.

Other Restatement-Related Adjustments

        The Company recorded certain other restatement adjustments in fiscal 2003 whereby it recorded a land purchase and reversed other contract costs in the amount of $1,000,000, reversed revenue and recorded billings in excess of costs on uncompleted contracts by $1,383,000, for a net decrease to income of $383,000. In addition, the Company reserved another unbilled receivable in the amount of $350,000.

Earnings per Share

        The Company determined that the denominator for basic earnings (loss) per share and basic earnings per share before cumulative effect of accounting change for the fiscal years ended September 28, 2003 and September 29, 2002 should have included 1,235,000 shares of exchangeable stock of a subsidiary. Previously, the exchangeable shares were included only in the denominator for diluted earnings per share, but not basic earnings per share.

Income Taxes

        The Company determined that $6.5 million of deferred tax liabilities that were classified as current liabilities in fiscal 2003 should have been classified as noncurrent liabilities based on the underlying assets to which they relate.

        Included in current net income taxes receivable of $20.8 million at September 28, 2003 was approximately $33.8 million that represented claims for tax refunds related to research and experimentation credits and a tax change in accounting method for revenue recognition. The Company has concluded that this $33.8 million should have been classified as noncurrent as of September 28,

2003 as it did not expect the Internal Revenue Service (IRS) examinations of these matters to be concluded and refunds received during fiscal 2004. As a result, the remaining $11.3 million, as restated, has been presented as a current income tax payable.

        A summary of the significant effects of the restatement is as follows:

	Fiscal Year Ended September 28, 2003
	As Previously Reported	As Restated
	(in thousands)
Accounts receivable—net(1)	$336,821	$336,471
Prepaid expenses and other current assets	26,037	22,164
Income tax receivable	20,825	—
Total current assets	416,847	391,799
Equipment, furniture and fixtures	84,133	85,133
Property and Equipment—net	40,787	41,787
Income tax receivable	—	33,800
TOTAL ASSETS	693,480	703,232
Billings in excess of costs on uncompleted contracts	16,307	17,690
Income tax payable	—	11,281
Deferred income taxes	28,992	21,268
Other current liabilities	26,562	29,175
Total current liabilities	223,466	231,019
Deferred income taxes	—	6,545
Retained earnings	132,250	127,904
Total stockholders' equity	362,551	358,205
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	693,480	703,232

(1)
Previously reported accounts receivable—net, unbilled receivables—net, and contract retentions have been condensed into a single line to conform to the current year presentation.

	Fiscal Year Ended
	September 28, 2003		September 29, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated
	(in thousands)
Revenue	$1,132,050	$1,130,667	$966,223	$966,223
Revenue, net of subcontractor costs	860,772	859,389	740,715	740,715
Gross profit	180,614	180,231	158,562	158,562
Selling, general and administrative expenses	87,462	88,324	98,141	102,479
Income from operations	93,152	91,907	60,421	56,083
Income before income tax expense and cumulative effect of accounting change	83,878	82,633	54,969	50,631
Income tax expense	33,769	33,274	23,059	21,339
Income before cumulative effect of accounting change	50,109	49,359	31,910	29,292
Net (loss) income	$(64,560)	$(65,310)	$31,910	$29,292
Basic (loss) earnings per share:
Income before cumulative effect of accounting change	$0.94	$0.90	$0.60	$0.54
Net (loss) income	$(1.21)	$(1.19)	$0.60	$0.54
Diluted (loss) earnings per share:
Income before cumulative effect of accounting change	$0.90	$0.88	$0.58	$0.53
Net (loss) income	$(1.16)	$(1.17)	$0.58	$0.53
Weighted average common shares outstanding:
Basic	53,531	54,766	52,760	53,995
Diluted	55,782	55,782	55,086	55,086

3.     Goodwill

        Effective September 30, 2002, the beginning of fiscal 2003, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting method for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge of $114.7 million presented as a cumulative effect of accounting change in the second quarter of fiscal 2003 and reclassified into the first quarter of fiscal 2003 for the current year presentation. This charge related to the Company's communications reportable segment.

        The changes in the carrying value of goodwill by segment for the fiscal years ended October 3, 2004 and September 28, 2003 were as follows:

	Fiscal Year 2004
	September 28, 2003	Goodwill Additions	Post-Acquisition Adjustments	October 3, 2004
	(in thousands)
Reporting Unit
Resource management	$84,141	$—	$1,870	$86,011
Infrastructure	126,651	40,383	1,508	168,542
Communications	—	—	—	—

Total	$210,792	$40,383	$3,378	$254,553

        The goodwill addition of $40.4 million resulted from the acquisition of Advanced Management Technology, Inc. (AMT) in March 2004. The post-acquisition adjustment of $1.9 million, $1.1 million and $0.4 million related to purchase allocation adjustments made during the first year after the acquisition of Tetra Tech FW, Inc. (FWI), Engineering Management Concepts, Inc. (EMC) and AMT, respectively. See Note 4 for additional information.

	Fiscal Year 2003
	September 29, 2002	Goodwill Additions(1)	Impairment Loss	September 28, 2003
	(in thousands)
Reporting Unit
Resource management	$52,092	$32,049	$—	$84,141
Infrastructure	111,435	15,216	—	126,651
Communications	114,740	(71)	(114,669)	—

Total	$278,267	$47,194	$(114,669)	$210,792

(1)
The goodwill additions represent goodwill related to acquisitions and post-acquisition purchase price adjustments.

        The gross amounts and accumulated amortization of the Company's acquired identifiable intangible assets with finite useful lives as of October 3, 2004 and September 28, 2003, included in Intangible and other assets—net in the accompanying Consolidated Balance Sheets, were as follows:

	October 3, 2004		September 28, 2003
Identifiable Intangible Assets	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
		(in thousands)
Backlog	$11,380	$(3,328)	$11,125	$(1,392)
Non-compete agreements	451	(438)	450	(435)
Software	—	—	25	(19)
Other	—	—	41	(41)

Total	$11,831	$(3,766)	$11,641	$(1,887)

        Identifiable intangible assets acquired during the year ended October 3, 2004 consisted of AMT backlog of $0.7 million with an amortization period of one year. Identifiable intangible assets acquired during the year ended September 28, 2003 consisted of backlog of $9.4 million with a weighted average amortization period of 6.7 years. Amortization expense for acquired intangible assets with finite useful lives for the fiscal year ended October 3, 2004, September 28, 2003 and September 29, 2002 was $2.4 million, $1.3 million and $10.8 million, respectively. Estimated amortization expense, in thousands, for the succeeding five years is as follows:

2005	$1,911
2006	1,546
2007	1,478
2008	1,274
2009	1,273
Thereafter	583

        The goodwill and other identifiable intangibles created in the acquisition of AMT are not amortizable for tax purposes and were assigned to the infrastructure segment. Goodwill and other identifiable intangible assets recognized in the fiscal 2003 acquisitions of FWI and EMC totaled

$59.2 million and are amortizable for tax purposes relative to FWI, but are not amortizable for tax purposes relative to EMC. The goodwill from FWI and EMC was assigned to the resource management and infrastructure segments in the amounts of $33.8 million and $16.0 million, respectively. Other identifiable intangible assets were assigned to the resource management and infrastructure segments in the amounts of $8.9 million and $0.5 million, respectively.

        SFAS No. 142 requires disclosures of the after-tax impact to reported net income and earnings per share of the adoption of the statement for all periods presented. The following table recognizes the after-tax impact on the Company's operating results of the adoption of SFAS No. 142 as if the statement had been in effect for the period presented:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
	(in thousands, except per share data)
Reported net income (loss)	$23,742	$(65,310)	$29,292
Add back: Goodwill amortization, net of tax	—	—	10,811

Adjusted net income (loss)	$23,742	$(65,310)	$40,103

Basic earnings (loss) per share:
Reported basic earnings (loss) per share	$0.42	$(1.19)	$0.54
Add back: Goodwill amortization per basic share	—	—	0.20

Adjusted basic earnings (loss) per share	$0.42	$(1.19)	$0.74

Diluted earnings (loss) per share:
Reported diluted earnings (loss) per share	$0.41	$(1.17)	$0.53
Add back: Goodwill amortization per diluted share	—	—	0.20

Adjusted diluted earnings (loss) per share	$0.41	$(1.17)	$0.73

4.     Mergers And Acquisitions

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

        On March 7, 2003, the Company acquired through its wholly-owned subsidiary, FWI, certain assets and certain related liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation, providers of engineering and program management services throughout the United States. The purchase was valued at approximately $68.1 million and consisted of cash. The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed as of the date of acquisition.

Current assets	$53,816
Property and equipment	6,400
Goodwill	33,765
Intangible and other	15,682
Current liabilities	(41,548)

Net assets acquired	$68,115

        On July 31, 2003, the Company acquired 100% of the capital stock of EMC, an engineering and program management firm which provides information technology and weapons test range and systems logistic support services. The purchase was valued at approximately $20.7 million, consisted of cash and is subject to a purchase price adjustment based upon certain contingent earn-out payments. The former shareholders of EMC have certain earn-out rights that would allow them to receive an aggregate maximum of $2.0 million upon EMC's achievement of certain operating profit objectives over a two-year period from the acquisition date. As of October 3, 2004, EMC achieved the first earn-out and the Company recognized $1.0 million payable to EMC's former shareholders and a corresponding increase to goodwill.

        On March 5, 2004, the Company acquired 100% of the capital stock of AMT, an engineering and program management firm that provides systems engineering, program management and information management services to federal government agencies. The purchase was valued at approximately $31.0 million, consisted of cash and is subject to contingent earn-out payments and other purchase price adjustment based upon the final determination of AMT's net asset value as of March 5, 2004. In addition, the former shareholders have certain earn-out rights that would allow them to receive an aggregate maximum of $5.0 million upon AMT's achievement of certain operating profit objectives over a two-year period from the acquisition date. The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed as of the date of acquisition.

Current assets	$2,316
Property and equipment	175
Goodwill	40,778
Intangible and other	891
Current liabilities	(13,206)

Net assets acquired	$30,954

        All of the acquisitions above were accounted for as purchases and, accordingly, the purchase prices of the businesses acquired were allocated to the assets and liabilities acquired based upon their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill and is included in goodwill in the accompanying consolidated balance sheets. The results of operations of each of the companies acquired have been included in the Company's financial statements from the dates of acquisition. The Company may acquire other businesses that it believes are synergistic and will ultimately increase the Company's revenue and net income. These businesses may also perform work that is consistent with the Company's short-term and long-term strategic goals, provide critical mass with existing clients, and further expand the Company's lines of service. These factors may contribute to a purchase price that results in a recognition of goodwill.

        The table below presents summarized unaudited pro forma operating results assuming that the Company had acquired FWI, EMC and AMT at the beginning of the fiscal years presented:

	Fiscal Year Ended
	October 3, 2004 (unaudited)	September 28, 2003 (unaudited)
	(in thousands, except per share data)
Revenue	$1,475,875	$1,405,840
Revenue, net of subcontractor costs	1,035,011	1,014,199
Income from operations	51,606	108,381
Income before cumulative effect of accounting change	24,384	58,331
Cumulative effect of accounting change	—	(114,669)
Net income (loss)	24,384	(56,338)
Earnings per share before cumulative effect of accounting change:
Basic	$0.44	$1.07
Diluted	$0.43	$1.05
Earnings (loss) per share:
Basic	$0.44	$(1.03)
Diluted	$0.43	$(1.01)
Weighted average shares outstanding:
Basic	55,969	54,766
Diluted	57,288	55,782

5.     Accounts Receivable—Net

        Net accounts receivable consisted of the following as of October 3, 2004 and September 28, 2003:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003
	(in thousands)
Billed	$215,937	$181,802
Unbilled	176,204	167,759
Contract retentions	6,516	4,286

Total accounts receivable—gross	398,657	353,847
Allowance for doubtful accounts	(24,027)	(17,376)

Total accounts receivable—net	$374,630	$336,471

Billings in excess of costs on uncompleted contracts	$28,941	$17,690

        Billed accounts receivable represent amounts billed to clients that have not been collected. Contract retentions represent amounts withheld by clients until certain conditions are met or the project is completed, which may be several months or years. Unbilled accounts receivable represents revenue recognized but not yet billed pursuant to contract terms or billed after the accounting cut-off date. Substantially all unbilled receivables as of October 3, 2004 are expected to be billed and collected within twelve months. Allowances to provide for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible and potential write-offs as a result of debtors who have filed for bankruptcy protection, plus an allowance for other amounts for which some potential loss is determined to be probable based on current events and circumstances.

        The billed receivables related to the federal government contracts were $59.6 million and $41.2 million as of October 3, 2004 and September 28, 2003, respectively. The federal government unbilled receivables, net of progress payments, were $24.6 million and $42.0 million as of October 3, 2004 and September 28, 2003, respectively.

        A significant portion of the growth in the Company's net accounts receivable resulted from its contract with Nextel Operations, Inc. (Nextel). This client accounted for approximately 18% of the Company's accounts receivable as of October 3, 2004, as compared to approximately 10% as of September 28, 2003. Under the Nextel contract, the Company is unable to bill for services until certain milestones are reached.

6.     Income Taxes

        Income tax expense for fiscal 2004, 2003 and 2002 consisted of the following:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
	(in thousands)
Current:
Federal	$23,328	$20,340	$25,439
State	5,326	2,698	6,182

Total current income tax expense	28,654	23,038	31,621

Deferred:
Federal	(9,713)	9,001	(8,371)
State	(2,219)	1,235	(1,911)

Total deferred income tax expense	(11,932)	10,236	(10,282)

Total income tax expense	$16,722	$33,274	$21,339

        Temporary differences comprising the net deferred income tax asset (liability) shown on the accompanying consolidated balance sheets were as follows:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003
	(in thousands)
Deferred Tax Asset:
State taxes	$418	$606
Reserves and contingent liability	6,932	2,868
Allowance for doubtful accounts	6,603	3,797
Accrued liabilities	6,805	6,213

Total deferred tax asset	20,758	13,484

Deferred Tax Liability:
Unearned revenue	(23,407)	(31,144)
Prepaid expense	(1,252)	(2,042)
Cash to accrual	(520)	(1,566)
Depreciation	(5,308)	(2,611)
Intangibles	(5,719)	(3,934)

Total deferred tax liability	(36,206)	(41,297)

Net deferred tax liability	$(15,448)	$(27,813)

        During fiscal 2002, the Company received approval from the National Office of the IRS of the Company's request to change its accounting method for recognizing unearned revenue for tax purposes for certain entities. The tax effect of unearned revenue for tax purposes is presented as a deferred income tax liability in the above table.

        Total income tax expense was different than the amount computed by applying the federal statutory rate as follows:

	Fiscal Year Ended
	October 3, 2004		September 28, 2003		September 29, 2002
	Amount	%	Amount	%	Amount	%
	($ in thousands)
Tax at federal statutory rate	$14,162	35.0%	$28,921	35.0%	$17,721	35.0%
Tax credits	—	—	—	—	(2,257)	(4.5)
Goodwill	—	—	—	—	3,324	6.6
State taxes, net of federal benefit	1,946	4.8	3,975	4.8	2,436	4.8
Other	614	1.5	378	0.5	115	0.2

Total income tax expense	$16,722	41.3%	$33,274	40.3%	$21,339	42.1%

        The Company is currently under examination by the IRS for fiscal years 1997 through 2002. The major issue raised by the IRS relates to the research and experimentation credits (R&E credits) of $14.5 million recognized by the Company during the years under examination. The amount of credits recognized for financial statement purposes represents the amount that the Company estimates will be ultimately realizable. Should the final resolution as to the amount of R&E credits to which the Company is entitled to be more or less than the estimated realizable amounts, the Company will recognize any difference as a component of income tax expense in the period in which the determination is made.

7.     Long-Term Obligations

        Long-term obligations consisted of the following:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003
	(in thousands)
Credit Agreement	$40,000	$7,000
Senior Notes, Series A	92,000	92,000
Senior Notes, Series B	14,400	18,000
Other	4,766	2,060

Total long-term obligations	$151,166	$119,060
Less: Current portion of long-term obligations	(59,024)	(11,597)

Long-term obligations, less current portion	$92,142	$107,463

        The Company has a credit agreement with several financial institutions (Credit Agreement) to support its working capital and potential acquisition needs. The Credit Agreement provides a revolving credit facility (Facility) of $235.0 million and matures on July 21, 2009, or earlier at the discretion of the Company. The Company recorded outstanding obligations under the Facility as a current liability because the Company has the intent and ability, but no obligation, to pay down outstanding borrowings within the next twelve months. As of October 3, 2004 and September 28, 2003, there were standby letters of credit under the Facility totaling $11.8 million and $6.7 million, respectively. The Company had $183.2 million available under the Facility as of October 3, 2004.

        To the extent the Company's outstanding borrowings do not equal or exceed $117.5 million, or 50% of the total commitment, the Company may borrow on the Facility, at its option, at either (a) a base rate (the greater of the federal funds rate plus 0.50% or the bank's reference rate) plus a margin which ranges from 0.0% to 0.5%, or (b) a eurodollar (LIBOR) rate plus a margin. Once outstanding borrowings equal or exceed 50% of the total commitment, the Company is charged a utilization fee of 0.125% in addition to the base rate and LIBOR rates. In addition, the Company pays a facility fee on the total commitment. For periods before and beyond fiscal 2005, the Company's margin on LIBOR borrowings ranges from 0.4% to 1.0% to the extent its borrowings are less than 50% of the total commitment. For periods before and beyond fiscal 2005, the Company's facility fee ranges from 0.225% to 0.375%. For fiscal 2005, the Company's margin on LIBOR borrowings ranges from 0.525% to 1.250% to the extent its borrowings are less than 50% of the total commitment. For fiscal 2005, the Company's facility fee ranges from 0.35% to 0.50%. The interest rate on the outstanding borrowings on the Facility were 2.46% and 2.36% as of October 3, 2004 and September 28, 2003, respectively.

        In May 2001, the Company issued two series of senior secured notes (Senior Secured Notes) under a note purchase agreement (Note Purchase Agreement) in the aggregate amount of $110.0 million. Series A Notes, totaling $92.0 million, carry an interest rate of 7.28%. Series B Notes, totaling $18.0 million, carry an interest rate of 7.08%. Interest on both the Series A and Series B Notes is payable semi-annually and commenced November 2001. Commencing May 30, 2005, principal payments of $13.1 million are due on the Series A Notes each May 30 to and including May 30, 2011. Principal payments commenced May 30, 2004 on the Series B Notes in the amount of $3.6 million and are due each May 30 to and including May 30, 2008.

        Other long-term obligations consist of capital leases and financing of the Company's ERP payments. Approximately $2.3 million is current as of October 3, 2004.

        The Company was not in compliance with the fixed charge coverage financial covenants in its Credit Agreement and Note Purchase Agreement and the maximum adjusted leverage ratio financial covenant in its Credit Agreement as of October 3, 2004 due to lower than anticipated income from operations in the fourth quarter. Consequently, the Credit Agreement and Note Purchase Agreement were amended on December 14, 2004. Prior to these amendments, the Company obtained short-term waivers of these financial covenant requirements from its lenders and note holders. In particular, the amendments (i) increased the maximum adjusted leverage ratio, (ii) eliminated the testing of the fixed charge coverage ratio, each for the fourth quarter of fiscal 2004 and for the first three quarters of fiscal 2005, and (iii) required minimum levels of adjusted earnings before interest expense, income taxes, depreciation and amortization (EBITDA), as defined in the Credit Agreement and Note Purchase Agreement, throughout fiscal 2005. Fixed charge coverage testing for the Company will resume October 2, 2005.

        The following table presents, in thousands, scheduled maturities of the Company's long-term obligations:

Fiscal Year
2005	$59,024
2006	17,820
2007	17,247
2008	16,871
2009	13,272
Thereafter	26,932

Total	$151,166

8.     Exchangeable Shares

        In connection with certain prior year acquisitions, the Company issued an aggregate of 920,354 shares of exchangeable stock of its subsidiary, Tetra Tech Canada Ltd. (Exchangeable Shares), a

Province of Ontario, Canada corporation. The Exchangeable Shares are non-voting but carry exchange rights under which a holder of Exchangeable Shares is entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares, which is satisfied in full by the Company's delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, as adjusted for stock splits and stock dividends subsequent to the original issuance. The Exchangeable Shares also participate in any cash dividends paid to holders of the Company's common stock. The Exchangeable Shares cannot be put back to the Company for cash. In fiscal 2004, 705,456 Exchangeable Shares were converted into the Company's common stock. As a result, only 85,186 Exchangeable Shares were outstanding as of October 3, 2004.

9.     Stock Plans

        Pursuant to the Company's 1989 Stock Option Plan, key employees were granted options to purchase an aggregate of 1,490,112 shares of the Company's common stock at prices ranging from 100% to 110% of the market value on the date of grant. The 1989 Stock Option Plan terminated in 1999, except as to outstanding options. All options granted by the Company were at least 100% of the market value at the date of grant. Those options vested at 25% per year and became exercisable beginning one year from date of grant, became fully vested in four years and terminated ten years from the date of grant.

        Pursuant to the Company's 1992 Incentive Stock Plan, key employees were granted options to purchase an aggregate of 7,202,147 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Incentive Stock Plan terminated in December 2002, except as to the outstanding options. All options granted by the Company were at 100% of the market value at the date of grant. These options become exercisable one year from date of grant, become fully vested no later than five years and terminate no later than ten years from date of grant.

        Pursuant to the Company's 2002 Stock Option Plan, key employees may be granted options to purchase an aggregate of 4,000,000 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. All options granted by the Company were at 100% of the market value on the date of grant. These options vest at 25% on the first anniversary of the grant date, and the balance vests monthly thereafter, such that these options become fully vested no later than four years from date of grant. These options terminate no later than ten years from date of grant.

        Pursuant to the Company's 1992 Stock Option Plan for Nonemployee Directors, nonemployee directors were granted options to purchase an aggregate of 178,808 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. The 1992 Stock Option Plan for Nonemployee Directors terminated in December 2002, except as to the outstanding options. All options granted by the Company were at 100% of the market value on the date of grant. These options vest and become exercisable when, and only if, the optionee continues to serve as a director until the Annual Meeting of Stockholders following the year in which the options were granted, and terminate no later than ten years from date of grant.

        Pursuant to the Company's 2003 Outside Director Stock Option Plan, nonemployee directors are granted options to purchase an aggregate of up to 400,000 shares of the Company's common stock at prices not less than 100% of the market value on the date of grant. All options granted by the Company were at 100% of the market value at the date of grant. These options vest and become exercisable on the first anniversary of the date of grant if the director has not ceased to be a director prior to such date, and expire ten years following the grant date.

        The Company's Employee Stock Purchase Plan (Purchase Plan) provides for the granting of purchase rights to purchase common stock to regular full and part-time employees of the Company.

Under the Purchase Plan, shares of common stock will be issued upon exercise of the purchase rights. An aggregate of 2,373,290 shares may be issued pursuant to such exercise. The maximum amount that an employee can contribute during a purchase right period is $5,000, and the minimum contribution per payroll period is $25. Under the Purchase Plan, the exercise price of a purchase right is the lesser of 100% of the fair market value of a share of common stock on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq National Market on the applicable day.

        During the three years in the period ended October 3, 2004, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
	(in thousands, except exercise price)
Balance, September 30, 2001	4,434	$12.70
Granted	1,026	19.10
Exercised	(324)	8.33
Cancelled	(309)	16.19

Balance, September 29, 2002	4,827	14.13
Granted	1,374	12.32
Exercised	(601)	8.23
Cancelled	(288)	15.83

Balance, September 28, 2003	5,312	14.24
Granted	1,052	24.09
Exercised	(889)	9.98
Cancelled	(373)	18.47

Balance, October 3, 2004	5,102	$16.70

Exercisable as of October 3, 2004	2,949	$14.65

Exercisable as of September 28, 2003	2,374	$11.47

Exercisable as of September 29, 2002	2,613	$10.62

        The following table summarizes information concerning outstanding and exercisable options as of October 3, 2004:

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices
$ 4.46 - $ 5.05	88,286	0.23	$4.55	88,286	$4.55
5.68 - 8.35	283,241	2.62	7.62	262,408	7.60
8.65 - 12.85	1,404,458	6.52	11.12	926,200	10.65
13.05 - 19.20	982,482	6.57	14.79	713,768	14.97
19.40 - 28.00	2,343,065	7.82	22.39	958,568	21.13

$ 4.46 - $ 28.00	5,101,532	6.80	$16.70	2,949,230	$14.65

10.   Earnings Per Share

        Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares and the weighted average number of shares of Exchangeable Shares outstanding for the period. The Exchangeable Shares are non-voting and are exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company's common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding, the weighted average number of Exchangeable Shares, and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method. The following table sets forth the number of weighted average shares used to compute basic and diluted EPS:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
	(in thousands, except per share data)
Numerator:
Income before cumulative effect of accounting change	$23,742	$49,359	$29,292

Net income (loss)	$23,742	$(65,310)	$29,292

Denominator for basic earnings per share:
Weighted average shares	55,836	53,531	52,760
Exchangeable stock of a subsidiary	133	1,235	1,235

Denominator for basic earnings per share	55,969	54,766	53,995

Denominator for diluted earnings (loss) per share:
Denominator for basic earnings per share	55,969	54,766	53,995
Potential common shares:
Stock options	1,319	1,016	1,091

Denominator for diluted earnings per share	57,288	55,782	55,086

Earnings per share before cumulative effect of accounting change:
Basic	$0.42	$0.90	$0.54

Diluted	$0.41	$0.88	$0.53

Earnings (loss) per share:
Basic	$0.42	$(1.19)	$0.54

Diluted	$0.41	$(1.17)	$0.53

        For the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, 1.8 million, 2.3 million and 2.3 million options were excluded from the calculation of potential common shares, respectively. For each period, options were excluded because their exercise prices exceeded the average market price for that period.

11.   Leases

        The Company leases office and field equipment, vehicles and buildings under various operating and capital leases. Rent expense under all operating leases was approximately $58.1 million, $51.6 million and $43.1 million for the fiscal years ended October 3, 2004, September 28, 2003 and

September 29, 2002, respectively. Amounts payable under noncancelable operating and capital lease commitments are as follows during the following fiscal years:

Year	Operating	Capital
	(in thousands)
2005	$37,323	$671
2006	27,229	597
2007	20,114	157
2008	16,488	107
2009	13,896	107
Thereafter	31,638	558

Total	$146,688	$2,197

Less: Imputed interest		(320)

Net present value		$1,877

        The Company calculated the above imputed interest using 5.55%, the borrowing weighted average interest rate as of October 3, 2004.

        In accordance SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded a charge for $1.2 million related to the elimination of certain leased facilities in fiscal 2004 which is included in other current liabilities as of September 28, 2004. These facilities are no longer in use. There were no other charges required by SFAS No. 146.

12.   Retirement Plans

        The Company and its subsidiaries have established defined contribution plans including 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, employer contributions relating to the plans were approximately $14.1 million, $12.3 million and $8.7 million, respectively.

13.   Comprehensive Income (Loss)

        The Company includes two components in its comprehensive income (loss), net income (loss) during a period and other comprehensive income (loss). Other comprehensive income consists of translation gains and losses from subsidiaries with functional currencies different than the Company's reporting currency. Comprehensive income of $24.5 million, loss of $63.9 million and income of $29.1 million were realized for the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively. The Company realized a net translation gain of $0.8 million and $1.4 million and loss of $0.1 million for the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively.

14.   Litigation

        The Company is subject to certain claims and lawsuits typically filed against the engineering and consulting profession, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. Management's opinion is that the resolution of these claims will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

        The Company continues to be involved in the contract dispute with ZCA (see Note 2). In April 2002, a Washington County Court in Bartlesville, Oklahoma dismissed with prejudice the

Company's counter-claims relating to receivables due from ZCA and other costs. In December 2002, the Court rendered a judgment for $4.1 million and unquantified legal fees against the Company in this dispute. In February 2004, the Court quantified the previous award and ordered the Company to pay approximately $2.6 million in ZCA's attorneys' and consultants' fees and expenses, together with post-judgment interest.

        The Company has posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of the Company's appeals. In its decision, the Court vacated the $4.1 million verdict against the Company. In addition, the Court upheld the dismissal of the Company's counter-claims. The Court has not yet ruled on the status of ZCA's attorneys' and consultants' fees and expenses. Several legal alternatives remain available to both parties including appeals to the Oklahoma Supreme Court. Although the Company's legal counsel in these matters continues to believe that a favorable outcome is reasonably possible, final outcome of these matters cannot yet be accurately predicted. As a result, the Company continues to maintain the amounts recorded in the restated fiscal 2002 financial statements, consisting of $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA's attorneys' and consultants' fees and expenses. Once the legal proceedings relating to ZCA are finally resolved, excess accruals, if any, will be reversed.

15.   Reportable Segments

        The Company manages its business in three reportable segments: resource management, infrastructure and communications. The Company's management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. The resource management reportable segment provides engineering and consulting services relating primarily to water quality and availability, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning to both public and private organizations. The infrastructure reportable segment provides engineering, program management and construction management services for the additional development, as well as the upgrading and replacement, of existing civil and security infrastructure to both public and private organizations. The communications reportable segment provides a comprehensive set of services, including network planning, engineering, site acquisition, construction and construction management, and operations and maintenance services to telecommunications companies, wireless service providers and cable operators.

        In fiscal 2003, the Company began the process of consolidating communications into the infrastructure reporting segment, as management believed that communications would have lower revenue and earnings in the immediate and longer-term reporting periods. In addition, the traditional communications business was diminishing, and was being replaced with typical infrastructure projects and clients in water and water-related areas. As such, the Company's management concluded that the Company had two reportable segments. However, due to a less than expected decrease in revenue in the communications business in fiscal 2004, the Company concluded that communications should again be presented as a separate reportable segment. As a result, the Company now has three reportable segments.

        The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties; that is, by applying a negotiated fee onto the cost of the services performed. The Company's management evaluates the performance of these reportable segments based upon their respective income from operations before the effect of any acquisition-related amortization and any fee from inter-segment sales and transfers. All inter-company balances and transactions are eliminated in consolidation.

        The following tables set forth summarized financial information concerning the Company's reportable segments:

Reportable Segments:

	Resource Management	Infrastructure	Communications	Total
	(in thousands)
Fiscal Year Ended October 3, 2004
Revenue	$895,031	$393,929	$191,727	$1,480,687
Revenue, net of subcontractor costs	599,649	315,300	95,966	1,010,915
Gross profit (loss)	114,649	51,298	(10,184)	155,763
Segment income (loss) from operations	60,622	18,419	(23,446)	55,595
Depreciation expense	6,641	3,674	4,575	14,890
Total assets	426,556	151,105	92,282	669,943
Fiscal Year Ended September 28, 2003
Revenue	$705,634	$325,814	$135,024	$1,166,472
Revenue, net of subcontractor costs	502,651	269,499	87,239	859,389
Gross profit	105,663	55,725	18,843	180,231
Segment income from operations	63,939	25,722	6,616	96,277
Depreciation expense	4,478	4,671	3,935	13,084
Total assets	365,387	139,592	97,450	602,429
Fiscal Year Ended September 29, 2002
Revenue	$522,287	$317,908	$161,882	$1,002,077
Revenue, net of subcontractor costs	362,827	267,254	110,634	740,715
Gross profit	75,817	62,490	20,255	158,562
Segment income from operations	44,902	29,740	1,637	76,279
Depreciation expense	2,946	4,758	4,343	12,047
Total assets	263,847	115,154	79,460	458,461

Reconciliations:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003	September 29, 2002
	(in thousands)
Revenue
Revenue from reportable segments	$1,480,687	$1,166,472	$1,002,077
Elimination of inter-segment revenue	(43,131)	(35,805)	(35,854)

Total consolidated revenue	$1,437,556	$1,130,667	$966,223

Revenue, net of subcontractor costs
Revenue, net of subcontractor costs from reportable segments	$1,010,915	$859,389	$740,715

Total consolidated revenue, net of subcontractor costs	$1,010,915	$859,389	$740,715

Gross profit
Gross profit from reportable segments	$155,763	$180,231	$158,562

Total consolidated gross profit	$155,763	$180,231	$158,562

Income from operations
Segment income from operations	$55,595	$96,277	$76,279
Other expense(1)	(2,995)	(3,084)	(9,385)
Amortization of intangibles	(2,418)	(1,286)	(10,811)

Total consolidated income from operations	$50,182	$91,907	$56,083

Total assets
Total assets from reportable segments	$669,943	$602,429	$458,461
Total assets not allocated to segments	230,016	200,745	276,984
Elimination of inter-segment assets	(91,452)	(99,942)	(66,427)

Total consolidated assets	$808,507	$703,232	$669,018

(1)
Other expense includes corporate costs not allowable or allocable to the segments and litigation settlements.

Geographic Information:

	Fiscal Year Ended
	October 3, 2004		September 28, 2003		September 29, 2002
	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)
	(in thousands)
United States	$988,107	$353,382	$844,893	$308,696	$723,983	$324,194
Foreign countries	22,808	2,458	14,496	2,737	16,732	2,372

(1)
Revenue, net of subcontractor costs, is reported based on clients' locations.

(2)
Long-lived assets include non-current assets of the Company.

16.   Major Clients

        The Company's revenue from the federal government was approximately $660.9 million, $424.5 million and $258.4 million for the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively. Both the resource management and infrastructure segments report revenue from the federal government. For the fiscal year ended October 3, 2004, the Company generated approximately 14% of its revenue from the U.S. Army Corps of Engineers (COE). For the fiscal years ended September 28, 2003 and September 29, 2002, no single client accounted for more than 10% of the Company's revenue.

        The Company's revenue, net of subcontractor costs, from the federal government was approximately $443.4 million, $287.1 million and $186.2 million for the fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively. Both the resource management and infrastructure segments report revenue from the federal government. For the fiscal year ended October 3, 2004, the COE and the U.S. Navy each accounted for approximately 10% of revenue, net of subcontractor costs. For the fiscal years ended September 28, 2003 and September 29, 2002, no single client accounted for more than 10% of the Company's revenue, net of subcontractor costs.

17.   Quarterly Financial Information—Unaudited

        In the opinion of management, the following unaudited quarterly data for the fiscal years ended October 3, 2004 and September 28, 2003 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

Fiscal Year 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$337,102	$331,395	$375,527	$393,532
Revenue, net of subcontractor costs	241,705	242,818	263,174	263,218
Gross profit	47,859	48,117	43,423	16,364
Income (loss) from operations	23,941	23,965	17,439	(15,163)
Net income (loss)	12,942	13,029	9,031	(11,260)
Basic earnings (loss) per share	$0.23	$0.23	$0.16	$(0.20)
Diluted earnings (loss) per share	0.23	0.23	0.16	(0.20)
Weighted average common shares outstanding:
Basic	55,504	55,885	56,104	56,382
Diluted	57,395	57,465	57,157	56,382
Fiscal Year 2003 As Previously Reported	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$233,080	$245,464	$313,556	$339,950
Revenue, net of subcontractor costs	180,982	192,870	231,792	255,128
Gross profit	37,608	41,795	49,871	51,340
Income from operations	17,123	21,324	25,564	29,141
Net income (loss)	9,139	(103,244)	13,811	15,734
Basic earnings (loss) per share	$0.17	$(1.93)	$0.26	$0.29
Diluted earnings (loss) per share	0.17	(1.86)	0.25	0.28
Weighted average common shares outstanding:
Basic	53,286	53,373	53,553	53,914
Diluted	55,005	55,419	56,086	56,616

Fiscal Year 2003 As Restated (See Note 2)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$233,080	$245,464	$313,556	$338,567
Revenue, net of subcontractor costs	180,982	192,870	231,792	253,745
Gross profit	37,608	41,795	49,871	50,957
Income from operations	16,611	21,324	25,564	28,408
Net (loss) income(1)	(105,838)	11,425	13,811	15,292
Basic (loss) earnings per share	$(1.94)	$0.21	$0.25	$0.28
Diluted (loss) earnings per share	(1.92)	0.21	0.25	0.27
Weighted average common shares outstanding:
Basic	54,521	54,608	54,788	55,149
Diluted	55,005	55,419	56,086	56,616

(1)
In conjunction with the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge of $114.7 million presented as a cumulative effect of accounting change in the second quarter of fiscal 2003 and reclassified into the first quarter of fiscal 2003 for the current year presentation. This charge related to the Company's communications segment.

SECURITIES INFORMATION

        Tetra Tech's common stock is traded on the Nasdaq National Market under the symbol TTEK. There were 2,988 stockholders of record as of December 1, 2004. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. Tetra Tech's Credit Agreement and Note Purchase Agreement restrict the extent to which cash dividends may be declared or paid.

        The high and low sales prices per share for the common stock for the last two fiscal years, as reported by the Nasdaq National Market, are set forth in the following tables.

Fiscal Year 2004	High	Low
First Quarter	$25.97	$19.21
Second Quarter	27.60	19.10
Third Quarter	22.74	14.33
Fourth Quarter	18.99	12.50
Fiscal Year 2003	High	Low
First Quarter	$13.94	$6.47
Second Quarter	15.17	10.26
Third Quarter	18.05	13.75
Fourth Quarter	21.97	14.83

QuickLinks

  EXHIBIT 13
SELECTED CONSOLIDATED FINANCIAL DATA (in thousands except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TETRA TECH, INC. Consolidated Balance Sheets (in thousands, except par value)
TETRA TECH, INC. Consolidated Statements of Operations (in thousands, except per share data)
TETRA TECH, INC. Consolidated Statements of Stockholders' Equity Fiscal Years Ended September 29, 2002, September 28, 2003 and October 3, 2004 (in thousands)
TETRA TECH, INC. Consolidated Statements of Cash Flows (in thousands)
TETRA TECH, INC. Consolidated Statements of Cash Flows (in thousands)
TETRA TECH, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECURITIES INFORMATION