Form 10-K, Exhibit 13
period 2005-10-02
TETRA TECH INC
filed 2005-12-16
CIK 831641

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share data)

	Fiscal Year Ended
	October 2, 2005	October 3, 2004(1)	September 28, 2003(2)	September 29, 2002(3)	September 30, 2001(4)
Statements of Operations Data
Revenue	$1,286,031	$1,376,159	$1,086,986	$905,464	$928,464
Subcontractor costs	386,852	400,950	262,404	204,081	234,224
Revenue, net of subcontractor costs	899,179	975,209	824,582	701,383	694,240
Other contract costs	784,588	823,950	652,558	551,694	534,528
Gross profit	114,591	151,259	172,024	149,689	159,712
Selling, general and administrative expenses	122,646	101,612	84,752	98,886	118,222
Impairment of goodwill and other intangible assets	105,612	—	—	—	—
Income (loss) from operations	(113,667)	49,647	87,272	50,803	41,490
Interest expense—net	11,163	9,675	9,274	5,415	8,575
Income (loss) from continuing operations before income tax expense (benefit)	(124,830)	39,972	77,998	45,388	32,915
Income tax expense (benefit)	(26,152)	16,503	31,388	19,251	6,848
Income (loss) from continuing operations	(98,678)	23,469	46,610	26,137	26,067
Income (loss) from discontinued operations, net of tax (5)	(791)	273	2,749	3,155	3,780
Income (loss) before cumulative effect of accounting change	(99,469)	23,742	49,359	29,292	29,847
Cumulative effect of accounting change	—	—	(114,669)	—	—
Net income (loss)	$(99,469)	$23,742	$(65,310)	$29,292	$29,847
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(1.74)	$0.42	$0.85	$0.48	$0.50
Income (loss) from discontinued operations, net of tax	(0.01)	—	0.05	0.06	0.07
Cumulative effect of accounting change	—	—	(2.09)	—	—
Net income (loss)	$(1.75)	$0.42	$(1.19)	$0.54	$0.57
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(1.74)	$0.41	$0.83	$0.47	$0.48
Income (loss) from discontinued operations, net of tax	(0.01)	—	0.05	0.06	0.07
Cumulative effect of accounting change	—	—	(2.05)	—	—
Net income (loss)	$(1.75)	$0.41	$(1.17)	$0.53	$0.55
Weighted average common shares outstanding:
Basic	56,736	55,969	54,766	53,995	52,195
Diluted	56,736	57,288	55,782	55,086	54,166

	October 2, 2005	October 3, 2004(1)	September 28, 2003(2)	September 29, 2002(3)	September 30, 2001(4)
Balance Sheet Data(6)
Working capital	$121,613	$144,829	$160,780	$200,460	$195,502
Total assets	648,043	808,507	703,232	669,018	609,732
Long-term obligations, excluding current portion	74,185	92,346	107,463	110,000	111,779
Stockholders’ equity	304,616	397,500	358,205	412,707	371,168

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

(3)             We have included the results of operations and financial positions of Thomas Associates Architects, Engineers, Landscape Architects P.C. and America’s Schoolhouse Consulting Services, Inc. (collectively acquired March 25, 2002), Hartman & Associates, Inc. (acquired March 29, 2002) and Ardaman & Associates, Inc. (acquired June 28, 2002) from their respective effective acquisition dates.

(4)             We have included the results of operations and financial positions of Rocky Mountain Consultants, Inc. (acquired December 21, 2000), Wahco Construction, Inc. (acquired March 2, 2001), Williams, Hatfield & Stoner, Inc. (acquired March 30, 2001), Vertex Engineering Services, Inc. (acquired May 21, 2001), Maxim Technologies, Inc. (acquired May 25, 2001), Commonwealth Technology, Inc. (acquired June 1, 2001), The Design Exchange Architects, Inc. (acquired June 27, 2001), Western Utility Contractors, Inc. and Western Utility Cable, Inc. (collectively acquired June 29, 2001), Shepherd Miller, Inc. (acquired September 26, 2001) and Sciences International, Inc. (acquired September 26, 2001) from their respective effective acquisition dates.

(5)             Amounts are net of tax benefit of $1.0 million for fiscal 2005 and tax expense of $0.2 million, $1.9 million, $2.1 million and $2.4 million for fiscal 2004, 2003, 2002 and 2001, respectively.

(6)             Amounts include both continuing and discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbor provisions created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statement that refers to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified below, as well as under the heading “Risk Factors” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

OVERVIEW

We are a leading provider of consulting, engineering and technical services in the areas of resource management and infrastructure. We also provide communications services. As a consultant, we assist our clients in defining problems and developing innovative and cost-effective solutions. These services span the lifecycle of a project and include research and development, applied science and technology, engineering design, program management, construction management, and operations and maintenance.

Since our initial public offering in December 1991, we have increased the size and scope of our business, expanded our service offerings and diversified our client base and the markets we serve through strategic acquisitions and internal growth. We expect to focus on internal growth, and to continue to pursue complementary acquisitions that expand our geographic reach and increase the breadth and depth of our service offerings to address existing and emerging markets. As of October 2, 2005, we had approximately 7,200 full-time equivalent employees worldwide, located primarily in North America in approximately 270 locations.

In the fourth quarter of fiscal 2005, we divested one operating unit in the communications segment, and made arrangements to sell two other operating units in the communications and resource management segments (as discussed below under “Acquisitions and Divestitures”). The results from these operating units have been reported as discontinued operations for fiscal 2005, 2004 and 2003. Accordingly, the following discussions generally reflect summary results from our continuing operations unless otherwise noted. However, the net income (loss) and net income (loss) per share discussions include the impact of discontinued operations.

We derive our revenue from fees for professional and technical services. As a service company, we are labor-intensive rather than capital-intensive. Our revenue is driven by our ability to attract and retain qualified and productive employees, identify business opportunities, secure new and renew existing client contracts, provide outstanding services to our clients and execute projects successfully. Our income (loss) from continuing operations is derived from our ability to generate revenue and collect cash under our contracts in excess of our subcontractor costs, other contract costs, and selling, general and administrative (SG&A) expenses.

We provide services to a diverse base of federal and state and local government agencies, as well as commercial and international clients. The following table presents the approximate percentage of our revenue, net of subcontractor costs, by client sector:

	Fiscal Year
Client Sector	2005	2004	2003
Federal government	47.5%	45.5%	34.8%
State and local government	16.5	16.5	20.9
Commercial	35.7	37.1	44.0
International	0.3	0.9	0.3
	100.0%	100.0%	100.0%

We managed our business in three reportable segments in fiscal 2005:  resource management, infrastructure and communications. Management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. Our resource management segment provides engineering and consulting services related primarily to water quality and availability, environmental restoration, productive reuse of defense facilities, and strategic environmental resource planning to both public and private organizations. Our infrastructure segment provides engineering, program management and construction management services for the additional development, upgrade and replacement of existing civil and security infrastructure to both public and private organizations. Our communications segment provides network planning, engineering, site acquisition and construction management services to telecommunications companies and cable operators.

Because of our decision to exit the wireless business and the nature of the communications infrastructure services we currently provide, we began implementing a plan to consolidate our remaining communications business into our infrastructure segment in late fiscal 2005. That process has continued in the first quarter of fiscal 2006 and we are analyzing the impact on our reportable segment disclosures.

The following table presents the approximate percentage of revenue, net of subcontractor costs, by reportable segment:

	Fiscal Year
Reportable Segment	2005	2004	2003
Resource management	63.9%	60.1%	59.0%
Infrastructure	33.5	32.3	32.7
Communications	2.6	7.6	8.3
	100.0%	100.0%	100.0%

Our services are billed under three principal contract types:  fixed-price, time-and-materials, and cost-plus. The following table presents the approximate percentage of revenue, net of subcontractor costs, by contract type:

	Fiscal Year
Contract Type	2005	2004	2003
Fixed-price	33.0%	32.4%	37.1%
Time-and-materials	48.3	42.7	41.2
Cost-plus	18.7	24.9	21.7
	100.0%	100.0%	100.0%

Contract revenue and contract costs are recorded primarily using the percentage-of-completion (cost-to-cost) method. Under this method, revenue on long-term contracts is recognized in the ratio that contract costs incurred bear to total estimated costs. Revenue and profit on these contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

In the course of providing our services, we routinely subcontract services. Generally, these subcontractor costs are passed through to our clients and, in accordance with industry practice and generally accepted accounting principles (GAAP) in the United States, are included in revenue. Because subcontractor services can change significantly from project to project, changes in revenue may not be indicative of business trends. Accordingly, we also report revenue, net of subcontractor costs, which is revenue less the cost of subcontractor services, and our discussion and analysis of financial condition and results of operations uses revenue, net of subcontractor costs, as a point of reference.

For analytical purposes only, we categorize our revenue into two types:  acquisitive and organic. Acquisitive revenue consists of revenue derived from newly acquired companies during the first twelve months following their respective acquisition dates. Organic revenue consists of our total revenue less any acquisitive revenue.

Our other contract costs include professional compensation and related benefits, together with certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our SG&A expenses are comprised primarily of marketing and bid and proposal costs, and our corporate headquarters’ costs related to the executive offices, corporate finance, accounting, administration and information technology. These costs are generally unrelated to specific client projects and can vary as expenses are incurred to support corporate activities and initiatives.

Our revenue, expenses and operating results may fluctuate significantly from year to year as a result of  numerous factors, including:

•       Unanticipated changes in contract performance that may effect profitability, particularly with contracts that are fixed-price or have funding limits;

•       The seasonality of the spending cycle of our public sector clients, notably the federal government, and the spending patterns of our commercial sector clients;

•       Budget constraints experienced by our federal, state and local government clients;

•       Acquisitions or the integration of acquired companies;

•       Divestiture or discontinuance of operating units;

•       Employee hiring, utilization and turnover rates;

•       The number and significance of client contracts commenced and completed during the period;

•       Creditworthiness and solvency of clients;

•       The ability of our clients to terminate contracts without penalties;

•       Delays incurred in connection with a contract;

•       The size, scope and payment terms of contracts;

•       Contract negotiations on change orders and collections of related accounts receivable;

•       The timing of expenses incurred for corporate initiatives;

•       Reductions in the prices of services offered by our competitors;

•       Threatened or pending litigation;

•       Changes in accounting rules; and

•       General economic or political conditions.

We experience seasonal trends in our business. Our revenue is typically lower in the first quarter of our fiscal year, primarily due to Thanksgiving, Christmas and, in certain years, New Year’s holidays that fall within the first quarter. Many of our clients’ employees, as well as our own employees, take vacations during these holidays. This results in fewer billable hours worked on projects and, correspondingly, less revenue recognized. Our revenue is typically higher in the second half of the fiscal year, due to weather conditions during spring and summer that result in higher billable hours. In addition, our revenue is typically higher in the fourth quarter of the fiscal year due to the federal government’s fiscal year-end spending.

TREND ANALYSIS

General.   Our operating results for fiscal 2005 reflect the execution of the business plan we initiated in fiscal 2004 to improve our profitability. In particular, we have been engaged in consolidation and strategic realignment efforts that focused on exiting from unprofitable commercial contracts. As part of this process, we identified and recorded contract losses, bad debt expenses and long-lived asset impairment charges in our civil infrastructure and communications businesses, as well as in certain resource management operating units. These activities resulted in operating losses in fiscal 2005.

In the first quarter of fiscal 2006, management’s efforts will continue to focus on the exit from the wireless communications business and unprofitable construction contracts in certain resource management operating units, as well as the consolidation of our civil infrastructure and wired communications businesses. We anticipate that these wind-down and consolidation efforts will continue through the first half of fiscal 2006. These efforts have improved our profit margins in the second half of fiscal 2005, and we expect this trend will continue into fiscal 2006. The increased profitability will allow us to invest in growing our business through organic and acquisitive means.

Federal Government.   In fiscal 2005, our federal government business declined slightly, compared to fiscal 2004. This was due primarily to a fiscal 2004 spike in U.S. Department of Defense (DoD) spending under our contracts in Iraq that we did not experience in fiscal 2005. Overall, we believe that our federal government business will remain steady in the first half of fiscal 2006 due partially to increased Base Realignment and Closure (BRAC) spending, despite the budget constraints caused by military spending in Iraq and Afghanistan.

State and Local Government.   In general, state and local governments are beginning to recover from the budget constraints and economic conditions that persisted during fiscal 2004 and early fiscal 2005. During the first half of fiscal 2005, our workload for state and local government clients declined due to increased local competition on bids and less authorized work under our indefinite quantity contracts. In the second half of fiscal 2005, our workload for these clients declined due to our decision to exit from unprofitable construction contracts. Budget surpluses are now forecasted by most states in fiscal 2006. Accordingly, we believe that our revenue from continuing operations for these clients will grow in fiscal 2006, although we will focus on profitable contracts in our areas of expertise.

Commercial.   Excluding the effect of our exit from the civil construction and wireless communications businesses, our business improved with our commercial clients, particularly in the resource management segment, due to an upturn in the U.S. economy. Capital spending and discretionary environmental project funding increased in the second half of fiscal 2005, and we believe this improvement will continue through the first half of fiscal 2006. In the longer term, we believe our commercial business will continue to follow the general trends of the U.S. economy.

ACQUISITIONS AND DIVESTITURES

Acquisitions.   We acquired Tetra Tech EC, Inc. (ECI), formerly known as Tetra Tech FW, Inc., a unit in our resource management segment, on March 7, 2003. We also acquired Engineering Management Concepts, Inc. (EMC) and Advanced Management Technology, Inc. (AMT), two units in our infrastructure segment, on July 31, 2003 and March 5, 2004, respectively. In fiscal 2005, we made no acquisitions.

Divestitures.   In the fourth quarter of fiscal 2005, we completed the sale of eXpert Wireless Solutions, Inc. (EWS), a unit in our communications segment. EWS generated $6.9 million, $8.9 million and $7.5 million of revenue in fiscal 2005, 2004 and 2003, respectively, and has been reported as a discontinued operation for those fiscal years.

We are currently in the process of selling two additional operating units, Tetra Tech Canada Ltd. (TTC) and Vertex Engineering Services, Inc. (VES). TTC and VES are in our communications and resource management segments, respectively. These two operating units generated a total of $61.1 million, $52.5 million and $36.1 million of revenue in fiscal 2005, 2004 and 2003, respectively, and have been reported as discontinued operations for those fiscal years.

RESULTS OF OPERATIONS

Overall, our fiscal 2005 operating results were significantly impacted by charges and poor operating performance. These charges included amounts related to the goodwill and intangible impairment charges, the exit from our wireless communications business, and our exit from fixed-price construction work outside our normal scope of services for commercial clients. To a lesser extent, we also incurred costs associated with uncollectible accounts receivable, compliance efforts for the requirements of the Sarbanes-Oxley Act of 2002 (SOX), implementation of the enterprise resource planning (ERP) system, lease exit costs and long-lived asset impairment charges from certain operating units that were undergoing restructuring and office consolidation in fiscal 2005. The effect of these charges was partially offset by lower discretionary bonus payments and discretionary employee benefit plan contributions. In addition, we realized employee benefit plan forfeitures which favorably impacted earnings by $2.5 million in the fourth quarter of fiscal 2005. These forfeitures resulted from employee terminations, which were primarily related to the execution of our business plan to exit the wireless communications business and eliminate civil construction work.

Specifically, in the second quarter of fiscal 2005, due to significantly lower than expected operating results, a substantial loss in the infrastructure segment and a downward adjustment in forecasted future operating income and cash flows, we conducted an assessment of the infrastructure segment for goodwill impairment and recorded a non-cash impairment charge of $105.0 million.

We recorded substantial charges in connection with our decision to exit the wireless communications business. During the second quarter of fiscal 2005, we returned approximately one-half of the remaining work covered by our contract with Nextel Operations, Inc. (Nextel), which significantly reduced the total expected revenue under this contract. In addition, we increased the total estimated costs on the remaining Nextel work due to cost increases that were expected to continue for the remainder of the contract. We recalculated the percentage stage of completion for the contract and recorded a reduction of revenue of approximately $24 million and a charge to contract costs of approximately $11 million as a provision for future losses on the remainder of the contract. In the second half of fiscal 2005, we returned additional uncompleted work to Nextel. We believe that we have reserved for all anticipated contract losses as we complete the exit from this contract in the first half of fiscal 2006.

In fiscal 2005, based upon our operating results and future business opportunities in the civil infrastructure and wired communications businesses, we continued the consolidation of certain operations within these two business segments. In addition, we experienced negative operating results in one operating unit within our resource management segment. Based on this analysis and our continuing review of the operations, we identified and recorded contract losses, bad debt expenses, lease exit costs and long-lived asset impairment charges in fiscal 2005. As we continue to implement our consolidation plan, we expect to take similar but smaller charges to earnings in the first half of fiscal 2006.

Fiscal 2005 Compared to Fiscal 2004

Consolidated Results

	Fiscal Year Ended		Change
	October 2, 2005	October 3, 2004	$	%
	($ in thousands)
Revenue	$1,286,031	$1,376,159	$(90,128)	(6.5)%
Subcontractor costs	386,852	400,950	(14,098)	(3.5)
Revenue, net of subcontractor costs	899,179	975,209	(76,030)	(7.8)
Other contract costs	784,588	823,950	(39,362)	(4.8)
Gross profit	114,591	151,259	(36,668)	(24.2)
Selling, general and administrative expenses	122,646	101,612	21,034	20.7
Impairment of goodwill and other intangible assets	105,612	—	105,612	100.0
Income (loss) from operations	(113,667)	49,647	(163,314)	(329.0)
Interest expense—net	11,163	9,675	1,488	15.4
Income (loss) from continuing operations before income tax expense (benefit)	(124,830)	39,972	(164,802)	(412.3)
Income tax expense (benefit)	(26,152)	16,503	(42,655)	(258.5)
Income (loss) from continuing operations	(98,678)	23,469	(122,147)	(520.5)
Income (loss) from discontinued operations, net of tax	(791)	273	(1,064)	(389.7)
Net income (loss)	$(99,469)	$23,742	$(123,211)	(519.0)%

Revenue decreased $90.1 million, or 6.5%, in fiscal 2005, compared to fiscal 2004. The decrease was primarily due to our decision to exit the wireless communications business and return work to Nextel in fiscal 2005. As we executed our business plan to improve profitability by eliminating civil construction work, revenue decreased further in civil infrastructure, the wired communications business and one operating unit in the resource management segment. To a lesser extent, we experienced a reduction in our federal work from the DoD due to the slowdown of our unexploded ordnance (UXO) project in Iraq and a decline in our federal work with the U.S. Department of Energy (DOE). The decline was partially offset by growth in commercial environmental management and water resources programs in our resource management segment, as well as the acquisitive revenue contributed by AMT from federal government clients in the first half of fiscal 2005.

Revenue, net of subcontractor costs, decreased $76.0 million, or 7.8%, in fiscal 2005, compared to fiscal 2005, primarily due to the reasons described above. In addition, the decrease was partially caused by slightly higher subcontracting requirements in fiscal 2004, which can vary significantly by project and by phases within a project.

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	87.3	84.5
Gross profit	12.7	15.5
Selling, general and administrative expenses	13.6	10.4
Impairment of goodwill and other intangible assets	11.7	—
Income (loss) from operations	(12.6)	5.1
Interest expense—net	1.2	1.0
Income (loss) from continuing operations before income tax expense (benefit)	(13.8)	4.1
Income tax expense (benefit)	(2.9)	1.7
Income (loss) from continuing operations	(10.9)	2.4
Income (loss) from discontinued operations, net of tax	(0.1)	—
Net income (loss)	(11.0)%	2.4%

Other contract costs decreased $39.4 million, or 4.8%, in fiscal 2005, compared to fiscal 2004. In connection with the execution of our business plan to improve profitability by eliminating civil construction work, other contract costs declined in the wired communications and infrastructure segments in fiscal 2005 due to workload reduction compared to fiscal 2004. In addition, we experienced a decrease in other contract costs related to our exit from the wireless communications business and the return of certain uncompleted work to Nextel. These  were partially offset by increases in the resource management segment, which were primarily due to project claims and contract losses incurred by one operating unit that performed fixed-price construction work outside our normal scope of services. In addition, we had a full year of other contract costs associated with AMT in fiscal 2005, compared to a half year in fiscal 2004.

As a percentage of revenue, net of subcontractor costs, other contract costs were 87.3% and 84.5% in fiscal 2005 and 2004, respectively. The increase was due to the decrease of revenue under the Nextel contract, and the increase in total estimated costs on our remaining Nextel work in the second half of fiscal 2005.  Further, the project claims and contract losses described above contributed to the percentage increase in fiscal 2005.

Gross profit decreased $36.7 million, or 24.2%, in fiscal 2005, compared to fiscal 2004. We experienced decreases related to work under the Nextel contract in the wireless communications business, fixed-price construction work in the resource management segment and civil construction work in the infrastructure segment. The decreases were partially offset by increased gross profit related to AMT and the wired communication business, which incurred significant charges in fiscal 2004. As a percentage of revenue, net of subcontractor costs, gross profit was 12.7% and 15.5% in fiscal 2005 and 2004, respectively, for the reasons described above.

SG&A expenses increased $21.0 million, or 20.7%, in fiscal 2005, compared to fiscal 2004. The increase was primarily due to uncollectible accounts receivable, compliance efforts for the requirements of SOX, implementation of our ERP system, lease exit costs and long-lived asset impairment charges from certain operating units that were undergoing restructuring and office consolidations in fiscal 2005. The increase was partially offset by lower discretionary bonus payments and discretionary employee benefit plan contributions. In addition, we realized employee benefit plan forfeitures which favorably impacted earnings by $2.5 million in the fourth quarter of fiscal 2005. As a percentage of revenue, net of subcontractor costs, SG&A expenses increased to 13.6% in fiscal 2005 from 10.4% in fiscal 2004. Our SG&A expenses may continue to vary as we continue implementation of our ERP system and fund growth initiatives in fiscal 2006.

In the second quarter of fiscal 2005, we performed an interim test of goodwill for impairment for our infrastructure segment due to the significant loss from operations and the downward forecast of our future operating income and cash flows for that reporting unit. As a result, together with the impairment of certain other intangible assets, we recognized a non-cash impairment charge of $105.6 million.

Net interest expense in fiscal 2005 increased $1.5 million, or 15.4%, compared to fiscal 2004. This increase was primarily caused by higher interest rates on our debt due to increased fees under amendments to our Credit Agreement and Note Purchase Agreement. Borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $143.6 million at a weighted average interest rate of 6.6% per annum in fiscal 2005, compared to $150.9 million at a weighted average interest rate of 5.8% per annum in fiscal 2004.

For fiscal 2005, income tax expense decreased $42.7 million to a benefit of $26.2 million, compared to an expense of $16.5 million for fiscal 2004, primarily due to the losses incurred in fiscal 2005. Our effective tax rate decreased to 21.0% in fiscal 2005 from 41.3% in fiscal 2004. The decrease in the effective tax rate was principally caused by the nondeductibility of a majority of the goodwill impairment charge.

Loss from discontinued operations was $0.8 million, net of tax benefit of $1.0 million, in fiscal 2005, compared to net income of $0.3 million, net of tax of $0.2 million, in fiscal 2004. The fiscal 2005 loss was partially offset by a gain of $2.4 million, net of tax benefit of $1.5 million, on the discontinued operation disposals. Discontinued operations generated $68.0 million and $61.4 million of revenue in fiscal 2005 and fiscal 2004, respectively.

Results of Operations by Reportable Segment

Resource Management

	Fiscal Year Ended		Change
	October 2, 2005	October 3, 2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$574,275	$585,807	$(11,532)	(2.0)%
Other contract costs	471,740	471,543	197	0.0
Gross profit	$102,535	$114,264	$(11,729)	(10.3)%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	82.1	80.5
Gross profit	17.9%	19.5%

Resource management revenue, net of subcontractor costs, decreased $11.5 million, or 2.0%, in fiscal 2005, compared to fiscal 2004. The decrease was primarily due to loss contracts in one operating unit that performed fixed-price construction work outside our normal scope of services. In addition, our federal work with the DoD declined due to the slowdown of our UXO project in Iraq, as well as budget constraints resulting from the costs of U.S. military action in Iraq and Afghanistan. The decrease was partially offset by revenue growth in commercial environmental management work for our Fortune 500 clients in connection with their power utility and water resources programs.

Other contract costs were flat in fiscal 2005 compared to fiscal 2004. As a percentage of revenue, net of subcontractor costs, other contract costs were 82.1% and 80.5% for fiscal 2005 and 2004, respectively. The percentage increase was partially due to the change in our mix of business, which resulted in more contracts with lower profit margins.

Gross profit decreased $11.7 million, or 10.3%, in fiscal 2005, compared to fiscal 2004, for the reasons described above. As a percentage of revenue, net of subcontractor costs, gross profit was 17.9% and 19.5% in fiscal 2005 and 2004, respectively.

Infrastructure

	Fiscal Year Ended		Change
	October 2, 2005	October 3, 2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$301,628	$315,301	$(13,673)	(4.3)%
Other contract costs	255,274	264,002	(8,728)	(3.3)
Gross profit	$46,354	$51,299	$(4,945)	(9.6)%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	84.6	83.7
Gross profit	15.4%	16.3%

Infrastructure revenue, net of subcontractor costs, decreased $13.7 million, or 4.3%, in fiscal 2005, compared to fiscal 2004. The decrease resulted from the execution of our business plan to improve profitability by closing and consolidating unprofitable civil infrastructure operations. As part of this plan, we reduced our workforce in this business by approximately 210 full-time equivalents, or 11.6%, which adversely impacted our revenue, net of subcontractor costs, in fiscal 2005. The decline also resulted from increased local competition on bids for state and local government projects and less authorized work under our indefinite quantity contracts. The decline was partially offset by acquisitive revenue, net of subcontractor costs, contributed by AMT from federal government clients during the first half of fiscal 2005.

Other contract costs decreased $8.7 million, or 3.3%, in fiscal 2005, compared to fiscal 2004. As a result of our efforts to close and consolidate offices and reduce headcount in the civil infrastructure operations, other contract costs decreased in fiscal 2005. The decrease was in line with the revenue reduction, particularly in the second half of fiscal 2005. This was partially offset by an increase from AMT, which had a full year of operations in fiscal 2005, compared to a half year in fiscal 2004. As a percentage of revenue, net of subcontractor costs, other contract costs were 84.6% and 83.7% for fiscal 2005 and 2004, respectively. The slight percentage increase was caused by poor contract execution and overhead inefficiencies in the civil infrastructure business during the first half of fiscal 2005.

Gross profit decreased $4.9 million, or 9.6%, in fiscal 2005, compared to fiscal 2004, for the reasons described above. As a percentage of revenue, net of subcontractor costs, gross profit was 15.4% and 16.3% in fiscal 2005 and 2004, respectively.

Communications

	Fiscal Year Ended		Change
	October 2, 2005	October 3, 2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$23,276	$74,101	$(50,825)	(68.6)%
Other contract costs	57,574	88,405	(30,831)	(34.9)
Gross loss	$(34,298)	$(14,304)	$(19,994)	(139.8)%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	247.4	119.3
Gross loss	(147.4)%	(19.3)%

Communications revenue, net of subcontractor costs, decreased $50.8 million, or 68.6%, in fiscal 2005, compared to fiscal 2004. The decrease resulted from our decision to exit the wireless communications business and return work to Nextel, which resulted in $36.5 million of revenue decline. In addition, our wired communications business experienced $15.1 million of revenue reduction, which resulted from decreased headcount and from closing and consolidating offices that performed civil construction work.

Other contract costs decreased $30.8 million, or 34.9%, in fiscal 2005, compared to fiscal 2004, primarily due to the decrease in revenue. However, these costs decreased at a lower rate than revenue due to higher costs in the second quarter of fiscal 2005 caused by contract concessions, cost overruns, workforce overcapacity and substantial charges in connection with our exit from the wireless communications business and the civil construction operations in the wired communications business.

Gross loss increased to $34.3 million in fiscal 2005, compared to the gross loss of $14.3 million in fiscal 2004. The increase was primarily due to negative revenue adjustments and contract losses related to the Nextel contract.

Fiscal 2004 Compared to Fiscal 2003

Revenue

The following table presents revenue by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003	$	%
	($ in thousands)
Resource management	$861,545	$684,201	$177,344	25.9%
Infrastructure	393,929	325,814	68,115	20.9
Communications	163,814	112,775	51,039	45.3
Segment total	1,419,288	1,122,790	296,498	26.4
Elimination of inter-segment revenue(1)	(43,129)	(35,804)	(7,325)	(20.5)
Revenue total	$1,376,159	$1,086,986	$289,173	26.6%

(1)           The inter-segment revenue is completely eliminated against our inter-segment subcontractor costs.

Our revenue for fiscal 2004 increased $289.2 million, or 26.6%, compared to fiscal 2003. This increase was primarily due to our acquisitions of ECI, EMC and AMT. In addition, revenue increased due to stronger organic growth in our federal government business and one large wireless communications project that started in the second half of fiscal 2003 and continued throughout fiscal 2004. However, the higher volume of work in these businesses was partially offset by the revenue decline from our state and local government and other commercial clients.

Resource Management.   Compared to fiscal 2003, our resource management revenue in fiscal 2004 increased $177.3 million, or 25.9%, of which $143.9 million was due to ECI acquisitive growth. The balance of the increase resulted primarily from the growth in defense spending, as well as spending on water and water resources programs by federal clients.

Infrastructure.   Revenue in fiscal 2004 increased $68.1 million, or 20.9%, compared to fiscal 2003. Revenue grew $100.8 million due to acquisitions of EMC in July 2003 and AMT in March 2004. These operations provide systems support and security services to federal government clients. This increase was partially offset by a $22.4 million decline in state and local government revenue.

Communications.   Revenue in fiscal 2004 increased $51.0 million, or 45.3%, compared to fiscal 2003. This increase was primarily due to the expansion of the Nextel wireless project, together with an increase in our wired projects for commercial clients.

Subcontractor Costs

Our subcontractor costs in fiscal 2004 increased $138.5 million, or 52.8%, compared to fiscal 2003 primarily due to the overall growth in revenue. We also experienced growth in program management activities on federal government contracts, which typically resulted in higher levels of subcontracting activities that were driven by government mandated set-aside requirements. In addition, as we experienced increased workload in our wired and wireless communications businesses, we utilized significant subcontractor activities to complete the fieldwork.

Revenue, Net of Subcontractor Costs

The following table presents revenue, net of subcontractor costs, by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003	$	%
	($ in thousands)
Resource management	$585,807	$486,729	$99,078	20.4%
Infrastructure	315,301	269,499	45,802	17.0
Communications	74,101	68,354	5,747	8.4
Total revenue, net of subcontractor costs	$975,209	$824,582	$150,627	18.3%

Revenue, net of subcontractor costs, in fiscal 2004 increased $150.6 million, or 18.3%, compared to fiscal 2003, due to acquisitive revenue, net of subcontractor costs, from ECI, EMC and AMT.

Resource Management.   Revenue, net of subcontractor costs, increased $99.1 million, or 20.4%, in fiscal 2004, compared to fiscal 2003. This growth was attributable primarily to our acquisition of ECI in March 2003. ECI contributed $84.8 million of acquisitive revenue, net of subcontractor costs, in fiscal 2004. We also experienced an increase from federal government clients, particularly the DoD and DOE, partially offset by a decline from commercial and state and local government clients.

Infrastructure.   Revenue, net of subcontractor costs, increased $45.8 million, or 17.0%, in fiscal 2004, compared to fiscal 2003. This increase was attributable to our EMC and AMT acquisitions, which contributed $64.6 million in acquisitive growth, substantially all of which was from federal government clients. This increase was offset by an $18.8 million decrease in our civil infrastructure business area, principally caused by reduced spending by state and local government clients.

Communications.   Revenue, net of subcontractor costs, increased $5.7 million, or 8.4%, in fiscal 2004, compared to fiscal 2003. This increase was primarily attributable to growth in our wired communications business.

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	84.5	79.1
Gross profit	15.5	20.9
Selling, general and administrative expenses	10.4	10.3
Income from operations	5.1	10.6
Interest expense—net	1.0	1.1
Income before income tax expense	4.1	9.5
Income tax expense	1.7	3.8
Income from continuing operations	2.4	5.7
Income from discontinued operations, net of tax	—	0.3
Income before cumulative effect of accounting change	2.4	6.0
Cumulative effect of accounting change	—	(13.9)
Net income (loss)	2.4%	(7.9)%

Other Contract Costs

The following table presents other contract costs attributable by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003	$	%
	($ in thousands)
Resource management	$471,543	$385,330	$86,213	22.4%
Infrastructure	264,002	213,774	50,228	23.5
Communications	88,405	53,454	34,951	65.4
Total other contract costs	$823,950	$652,558	$171,392	26.3%
Other contract costs as a percentage of revenue, net of subcontractor costs	84.5%	79.1%

Other contract costs in fiscal 2004 increased $171.4 million, or 26.3%, compared to fiscal 2003. The increase in other contract costs was due primarily to an increase in revenue. As a percentage of revenue, net of subcontractor costs, other contract costs were 84.5% in fiscal 2004 compared to 79.1% in fiscal 2003. The percentage increase was due primarily to higher than expected costs in our infrastructure and communications segments.

Resource Management.   Other contract costs in fiscal 2004 increased $86.2 million, or 22.4%, compared to fiscal 2003. This increase was primarily due to an increase in revenue, net of subcontractor costs, resulting from the ECI acquisition.

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

Communications.   Other contract costs in fiscal 2004 increased $35.0 million, or 65.4%, compared to fiscal 2003. This increase was partially due to growth in revenue. In addition, our other contract costs increased more than revenue, net of subcontractor costs, due to:

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

Gross Profit

The following table presents gross profit by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003	$	%
	($ in thousands)
Resource management	$114,264	$101,399	$12,865	12.7%
Infrastructure	51,299	55,725	(4,426)	(7.9)
Communications	(14,304)	14,900	(29,204)	(196.0)
Total gross profit	$151,259	$172,024	$(20,765)	(12.1)%
Gross profit as a percentage of revenue, net of subcontractor costs	15.5%	20.9%

Gross profit in fiscal 2004 decreased by $20.8 million, or 12.1%, compared to fiscal 2003 due to the disproportionate increase in other contract costs compared to the increase in revenue, net of subcontractor costs. This decrease in gross profit was partially offset by the contributions from the ECI, EMC and AMT acquisitions. As a percentage of revenue, net of subcontractor costs, gross profit decreased to 15.5% in fiscal 2004 from 20.9% in fiscal 2003. This decrease was attributable to poor project management, contract losses and overcapacity in our infrastructure and communications segments.

Resource Management.   Gross profit in fiscal 2004 increased $12.9 million, or 12.7%, compared to fiscal 2003. This increase was primarily due to the revenue increase. However, gross profit as a percentage of revenue, net of subcontractor costs, decreased in fiscal 2004 as a result of a $2.6 million loss on a project and a decline in higher margin revenue from commercial clients.

Infrastructure.   Gross profit in fiscal 2004 decreased $4.4 million, or 7.9%, compared to fiscal 2003. This decrease was primarily due to lower than expected revenue, which resulted in overcapacity in headcount and leased facilities throughout the year in our civil infrastructure business. In the third and fourth quarters of fiscal 2004, we consolidated our operations in this segment by closing or combining offices, reducing headcount and streamlining management. This decrease in gross profit was partially offset by the increases resulting from the AMT and EMC acquisitions.

Communications.   Gross profit in fiscal 2004 decreased $29.2 million, or 196.0%, compared to fiscal 2003. This decrease was primarily due to lower than expected margins resulting from project cost overruns, failure to successfully negotiate change orders, and contract concessions. Further, certain businesses within this segment entered into contracts outside of our technical competency, which resulted in significant charges in the fourth quarter. As a result of continuing poor performance, we accelerated the consolidation of our operations.

Selling, General and Administrative Expenses

SG&A expenses in fiscal 2004 increased $16.9 million, or 19.9%, compared to fiscal 2003, primarily due to increases in the SG&A expenses associated with acquisitions made in fiscal 2003 and 2004. In addition, we incurred approximately $1.3 million and $1.0 million of costs in fiscal 2004 related to the implementation of our ERP system and the requirements of SOX, respectively. We also recognized $1.1 million of severance expense for our former president. As a percentage of revenue, net of subcontractor costs, SG&A expenses increased to 10.4% in fiscal 2004 from 10.3% for fiscal 2003.

Income from Operations

The following table presents income from operations by reportable segment:

	Fiscal Year Ended		Change
	October 3, 2004	September 28, 2003	$	%
	($ in thousands)
Resource management	$61,935	$61,305	$630	1.0%
Infrastructure	18,419	25,722	(7,303)	(28.4)
Communications	(23,933)	5,707	(29,640)	(519.4)
Segment total	56,421	92,734	(36,313)	(39.2)
Amortization of intangibles and other expense, net	(6,774)	(5,462)	(1,312)	(24.0)
Total income from operations	$49,647	$87,272	$(37,625)	(43.1)%
Income from operations as a percentage of revenue, net of subcontractor costs	5.1%	10.6%

Income from operations in fiscal 2004 decreased $37.6 million, or 43.1%, compared to fiscal 2003. This decrease was primarily attributable to weakness in our civil infrastructure and communications businesses, which was partially offset by the contributions from the ECI, EMC and AMT acquisitions.

Resource Management.   Income from operations in fiscal 2004 increased $0.6 million, or 1.0%, compared to fiscal 2003, due to the ECI acquisition, which resulted in increased income but at a relatively lower operating margin. This increase was partially offset by a $2.6 million loss on one project in the fourth quarter of fiscal 2004, an increase in SG&A and the decrease in higher margin commercial business throughout fiscal 2004.

Infrastructure.   Income from operations in fiscal 2004 decreased $7.3 million, or 28.4%, compared to fiscal 2003, due to the decline in our civil infrastructure business. Income from operations was significantly affected by overcapacity in certain civil infrastructure operations. Our overcapacity of personnel and leased facilities led to increased costs on continuing projects. In addition, we experienced increased losses on contracts and allowances for doubtful accounts due to work accepted under unfavorable terms. We initiated actions to reduce capacity in the third and fourth quarters of fiscal 2004. The decrease in operating income was partially offset by an increase in our systems support and security operations.

Communications.   Income from operations in fiscal 2003 became a loss in fiscal 2004, a decline of $29.6 million, or 519.4% compared to fiscal 2003. This significant decrease was partially due to write-offs and contract concessions related to the Nextel wireless project. In addition, the decline in our wired communications workload during fiscal 2004 caused certain operating units in this area to bid on and perform work outside of our technical competency, which resulted in project mismanagement and substantial losses in the fourth quarter.

Net Interest Expense

Net interest expense in fiscal 2004 increased $0.4 million, or 4.3%, compared to fiscal 2003. This increase was primarily due to higher borrowings used in connection with the AMT acquisition that was somewhat offset by lower variable interest rates on borrowings on our credit facility. Borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $150.9 million at a weighted average interest rate of 5.8% per annum in fiscal 2004, compared to $134.6 million at a weighted average interest rate of 6.3% per annum in fiscal 2003.

Income Tax Expense

Income tax expense in fiscal 2004 decreased $14.9 million, or 47.4%, compared to fiscal 2003, primarily due to lower income before tax expense. However, our effective tax rate increased from 40.2% in fiscal 2003 to 41.3% in fiscal 2004, primarily caused by the impact of non-deductible expenses relative to the lower pre-tax income in fiscal 2004 compared to fiscal 2003.

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

Net Income

Net income in fiscal 2004 was $23.7 million, compared to a net loss of $65.3 million in fiscal 2003, as a result of the cumulative effect of accounting change in fiscal 2003. Our income before the cumulative effect of accounting change in fiscal 2004 decreased $25.6 million, or 51.9%, compared to fiscal 2003. Net income in fiscal 2004 was lower as a result of significantly lower income from operations, slightly higher net interest expense, and a slightly higher effective tax rate, offset by the cumulative effect of accounting change in fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion generally reflects the impact of both continuing and discontinued operations unless otherwise noted.

Working Capital.   As of October 2, 2005, our working capital was $121.6 million, a decrease of $23.2 million from $144.8 million as of October 3, 2004. Cash and cash equivalents totaled $26.9 million as of October 2, 2005, compared to $48.0 million as of October 3, 2004.

Operating and Investing Activities.   In fiscal 2005, net cash of $48.5 million was provided by operating activities and $16.7 million was used in investing activities, of which $8.4 million was related to earn-outs and other purchase price adjustments for prior year business acquisitions. In fiscal 2004, net cash of $16.2 million was provided by operating activities and $44.7 million was used in investing activities, of which $28.9 million was related to business acquisitions.

Our net accounts receivable from continuing operations decreased $41.8 million, or 11.7%, to $315.4 million as of October 2, 2005 from $357.2 million as of October 3, 2004. As of October 2, 2005, our billing in excess of costs on uncompleted contracts increased $19.7 million, compared to October 3, 2004. These changes resulted from our focus on contract billing and collection efforts, the impact of the work reduction under the Nextel contract and provisions on receivables.

Capital Expenditures.   Our capital expenditures for fiscal 2005 and 2004 were $9.8 million and $17.9 million, respectively. This reduction resulted from the significant decrease in equipment purchases in the communications business, which was historically capital-intensive, and lower capitalized costs associated with our ERP system, which is now in the implementation phase. We estimate that the capitalized costs associated with the development of the ERP system, including hardware, software licenses, consultants and internal staffing costs, will be approximately $2.6 million in fiscal 2006. Installation of the ERP software in our operating units began in fiscal 2005. To date, the system has been installed at corporate headquarters and in seven of our operating units. Implementation of the system in our remaining business operations will be phased in over the next three years.

Debt Financing.   We have a credit agreement with several financial institutions, which was amended in July 2004, December 2004 and May 2005 (Credit Agreement). The May 2005 amendment decreased the commitment under our revolving credit facility (Facility) from $235.0 million to $150.0 million. However, the maximum availability under the Facility is limited to $125.0 million unless we seek and receive additional approvals from our lenders. As part of the Facility, we may request standby letters of credit up to the aggregate sum of $100.0 million. The Facility matures on July 21, 2009, or earlier at our discretion, upon payment in full of loans and other obligations. The May 2005 amendment also increased the pricing for borrowings under the Facility and revised our financial covenants.

As of October 2, 2005, we had no borrowings under the Facility. Standby letters of credit under the Facility totaled $12.0 million as of that date.

In May 2001, we issued two series of senior secured notes in the aggregate amount of $110.0 million (Senior Notes) under a note purchase agreement that was amended in September 2001, April 2003, December 2004 and May 2005 (Note Purchase Agreement). The Series A Notes, in the original amount of $92.0 million, are payable semi-annually and mature on May 30, 2011. The Series B Notes, in the original amount of $18.0 million, are payable semi-annually and mature on May 30, 2008. The May 2005 amendment increased the interest rates on the Series A Notes from 7.28% to 8.28% and on the Series B Notes from 7.08% to 8.08%. However, these interest rates will return to their pre-amendment rates if we meet certain covenant compliance criteria for three consecutive fiscal quarters. The May 2005 amendment also revised our financial covenants.

As of October 2, 2005, the outstanding principal balance on the Senior Notes was $89.7 million. Scheduled principal payments of $16.7 million are due on May 30, 2006 and, accordingly, were included in current portion of long-term obligations. The remaining $73.0 million was included in long-term obligations as of October 2, 2005.

In addition to the revised financial covenants, the amendments to the Credit Agreement and Note Purchase Agreement increased the restrictions on our ability to incur other debt, repurchase stock, engage in acquisitions or dispose of assets. Further, these agreements contain other restrictions, including but not limited to, the creation of liens and the payment of dividends on our capital stock (other than stock dividends). Borrowings under the Credit Agreement and Note Purchase Agreement are secured by our accounts receivable, the stock of certain of our subsidiaries and our cash, deposit accounts, investment property and financial assets. Although we were not in compliance with certain financial covenants during fiscal 2005 before the May 2005 amendments, we met all compliance requirements as of October 2, 2005. We expect to be in compliance over the next twelve months.

Capital Requirements.   We expect that internally generated funds, our existing cash balances and borrowing capacity under the Credit Agreement will be sufficient to meet our capital requirements for the next twelve months.

Acquisitions.   In conjunction with our investment strategy, we continuously evaluate the marketplace for strategic acquisition opportunities. Historically, due to our reputation, size, geographic presence and range of services, we have been presented with numerous opportunities to acquire both privately-held companies and subsidiaries or divisions of publicly-held companies. Once an opportunity is identified, we examine the effect an acquisition may have on our long-range business strategy, as well as on our results of business operations. Generally, we proceed with an acquisition if we believe that the acquisition will have a positive effect on future operations and could strategically expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurance can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We may acquire other businesses that we believe are synergistic and will ultimately increase our revenue and net income. These businesses also perform work that is consistent with our short-term and long-term strategic goals, provide critical mass with existing clients, and further expand our lines of service. These factors contribute to a purchase price that results in a recognition of goodwill.  As indicated above, acquisitions in excess of a certain size will require the approval of our lenders and noteholders.

Inflation.   We believe our operations have not been, and, in the foreseeable future, are not expected to be, materially adversely affected by inflation or changing prices due to the average duration of our projects and our ability to negotiate prices as contracts end and new contracts begin. However, general economic conditions may impact our client base, and, as such, may impact our clients’ creditworthiness and our ability to collect cash to meet our operating needs.

Contractual Obligations.   The following sets forth our contractual obligations, excluding interest, as of October 2, 2005:

	Principal Payments Due by Period
	Total	Year 1	Year 2 - 3	Year 4 - 5	Beyond
	(in thousands)
Long-term debt	$89,657	$16,743	$33,486	$26,286	$13,142
Capital lease	2,281	1,057	515	211	498
Operating lease	110,940	26,658	37,238	23,592	23,452
Total	$202,878	$44,458	$71,239	$50,089	$37,092

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

The accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below. Information regarding our other accounting policies is included in Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report.

Revenue Recognition

We earn our revenue from fixed-price, time-and-materials and cost-plus contracts. As of October 2, 2005, we had over 10,000 active projects, none of which represented more than 10% of our revenue, net of subcontractor costs, for fiscal 2005.

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

We enter into three major types of contracts:  “fixed-price,” “time-and-materials” and “cost-plus” as described below.

Fixed-Price Contracts.

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

Fixed-Price Per Unit (FPPU).   Under our FPPU contracts, clients pay us a set fee for each service or unit of production. We are generally guaranteed a minimum number of service or production units at a fixed price. We recognize revenue under FPPU contracts as we complete the related service transaction for our clients. If our costs per service transaction exceed our original estimates, our profit margins will decrease and we may realize a loss on the project unless we can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of our FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were fixed-price contracts.

Time-and-Materials Contracts.

Under our time-and-materials contracts, we negotiate hourly billing rates and charge our clients based on the actual time that we expend on a project. In addition, clients reimburse us for our actual out-of-pocket costs of materials and other direct incidental expenditures that we incur in connection with our performance under the contract. Our profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that we directly charge or allocate to contracts compared to negotiated billing rates. Many of our time-and-materials contracts are subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours we spend on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that we incur on the projects. Our time-and-materials contracts also generally include annual billing rate adjustment provisions.

Cost-Plus Contracts.

Cost-Plus Fixed Fee.   Under cost-plus fixed fee contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenue based on the actual labor costs, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs we have estimated, our revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee related to the additional costs. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

Cost-Plus Fixed Rate.   Under our cost-plus fixed rate contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a cost-plus fixed rate contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. We recognize revenue based on the actual total costs we have expended plus the applicable fixed fee. If the actual total costs are lower than the total costs we have estimated, our revenue from that project will be lower than originally estimated. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts.

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

These contracts are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews our overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. The reserve for potential disallowed costs was $1.7 million and $3.1 million as of October 2, 2005 and October 3, 2004, respectively. Historically, we have not had any material cost disallowances by the DCAA as a result of audit. However, there can be no assurance that DCAA audits will not result in material cost disallowances in the future.

Change orders are modifications of an original contract that effectively change the provisions of the contract. Change orders typically result from changes in specifications or design, manner of performance, facilities, equipment, materials, sites, or period of completion of the work. Change orders occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and the terms of such change orders agreed upon with the client before the work is performed. Sometimes circumstances require that work progress without client agreement before the work is performed. Costs related to change orders are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value, can be reasonably estimated and realization is assured beyond a reasonable doubt.

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

Allowance for Uncollectible Accounts Receivable

We reduce our accounts receivable by an allowance for amounts that are considered uncollectible. We determine an estimated allowance for uncollectible amounts based on management’s evaluation of the contracts involved and the financial condition of our clients. We regularly evaluate the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

•       Type of client—government agency or commercial sector;

•       Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

•       General economic and particular industry conditions that may affect a client’s ability to pay; and

•       Contract performance and our change order/claim analysis.

We increased our allowance by approximately $21.5 million as of October 2, 2005, compared to October 3, 2004, due to contract concessions, client bankruptcy filings and our inability to collect on certain contract change orders for which work was performed and billed.

Insurance Matters, Litigation and Contingencies

In the normal course of business, we are subject to certain contractual guarantees and litigation. Generally, such guarantees relate to project schedules and performance. Most of the litigation involves us as a defendant in contractual disagreements, workers’ compensation, personal injury and other similar lawsuits. We maintain insurance coverage for various aspects of our business and operations. However, we have elected to retain a portion of losses that may occur through the use of various deductibles, limits and retentions under our insurance programs. This practice may subject us to some future liability for which we are only partially insured or are completely uninsured.

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

We continue to be involved in the contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (ZCA). In April 2002, a Washington County Court in Bartlesville, Oklahoma dismissed with prejudice our counter-claims relating to receivables due from ZCA and other costs. In December 2002, the Court rendered a judgment for $4.1 million and unquantified legal fees against us in this dispute. In February 2004, the Court quantified the previous award and ordered us to pay approximately $2.6 million in ZCA’s attorneys’ and consultants’ fees and expenses, together with post-judgment interest.

We have posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of our appeals. In its decision, the Court vacated the $4.1 million verdict against us. In addition, the Court upheld the dismissal of our counter-claims. The Court has not yet ruled on the status of ZCA’s attorneys’ and consultants’ fees and expenses. Several legal alternatives remain available to both parties including appeals to the Oklahoma Supreme Court. On January 18, 2005, both we and ZCA filed petitions for rehearing with the Oklahoma Court of Civil Appeals. Although our legal counsel in these matters continues to believe that a favorable outcome is reasonably possible, final outcome of these matters cannot yet be accurately predicted. As a result, we continue to maintain the amounts recorded in our restated fiscal 2002 financial statements, consisting of $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA’s attorneys’ and consultants’ fees and expenses. Once the legal proceedings relating to ZCA are finally resolved, accruals will be adjusted appropriately.

Goodwill

On September 30, 2002, the beginning of fiscal 2003, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No.142), and no longer amortize goodwill. SFAS No. 142 requires an annual test of goodwill for impairment at each of our reporting units. Reporting units for purposes of this test are identical to our operating segments and consist of resource management, infrastructure and communications. The annual impairment test is a two-step process. As the first step, we estimate the fair value of the reporting unit and compares that amount to the sum of the carrying value of the reporting unit’s goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill, and any resulting decrease is recorded as an impairment. We are required under SFAS No. 142 to assess, at least on an annual basis, potential goodwill impairment.  As a result of this change in accounting, we recognized an impairment charge of $114.7 million in fiscal 2003.

Several events occurred during the quarter ended April 3, 2005 that led management to conclude that the goodwill in our infrastructure reporting unit was likely impaired. These events included significantly lower than expected operating results, a substantial loss in the infrastructure segment and a downward adjustment in forecasted future operating income and cash flows. As required by SFAS No. 142, we performed a two-step interim impairment test to confirm and quantify the impairment. During step one, we determined that the goodwill recorded in our infrastructure reporting unit was impaired because the fair value of the reporting unit was less than the carrying value of the reporting unit’s net assets. The fair value of the reporting unit was estimated using the discounted cash flow method, guideline company method, and similar transactions method weighted at 70%, 15%, and 15%, respectively. In order to quantify the impairment, we performed step two by allocating the fair value of the infrastructure reporting unit to the reporting units’ individual assets and liabilities utilizing the purchase price allocation guidance of SFAS No. 141. The resulting implied value of the infrastructure reporting unit’s goodwill was $105.0 million less than the current carrying value of the goodwill. This difference was recorded as a non-cash impairment charge to reduce the goodwill in the infrastructure reporting unit to $69.6 million as of April 3, 2005. We have completed our required annual assessment of the recoverability of goodwill for fiscal 2005 as of July 1, 2005, which indicated no further impairment of goodwill.

Income Taxes

We account for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Stock-Based Compensation

Our employee stock compensation plans are accounted for utilizing the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 123 (revised 2004), Share-Based Payment (FAS 123R), that requires us to expense the value of employee stock options and similar awards. Under FAS 123R, shared-based payment (SBP) awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

We are allowed to select from two alternative transition methods, each of which has different reporting implications. Under the first method, the Modified Prospective Application, FAS 123R applies to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date. Under the second method, the Modified Retrospective Application, FAS 123R can be applied to either all prior years for which SFAS No. 123 was effective or only to prior interim periods in the year of adoption. We plan to adopt FAS 123R using the Modified Prospective Application. For us, the effective date for FAS 123R is the first quarter of fiscal 2006, and FAS 123R will apply to all outstanding and unvested SBP awards at our adoption date. We have completed a preliminary evaluation of the effect of adoption of FAS 123R. Due to the fact that we use stock options as a form of compensation, the adoption of FAS 123R will have an impact of approximately $8 million to $11 million on our results of operations in fiscal 2006 based upon options outstanding as of October 2, 2005.

FINANCIAL MARKET RISKS

We currently utilize no material derivative financial instruments that expose us to significant market risk. We are exposed to interest rate risk under our Credit Agreement. Effective as of April 3, 2005, we may borrow on our Facility, at our option, at either (a) a base rate (the greater of the federal funds rate plus 0.50% per annum or the bank’s reference rate) plus a margin which ranges from 0.65% to 1.225% per annum, or (b) a eurodollar rate plus a margin which ranges from 1.65% to 2.25% per annum. In addition, we pay a facility fee on the total commitment.

Borrowings at the base rate have no designated term and may be repaid without penalty anytime prior to the Facility’s maturity date. Borrowings at a eurodollar rate have a term no less than 30 days and no greater than 90 days. Typically, at the end of such term, such borrowings may be rolled over at our discretion into either a borrowing at the base rate or a borrowing at a eurodollar rate with similar terms, not to exceed the maturity date of the Facility. The Facility matures on July 21, 2009, or earlier at our discretion, upon payment in full of loans and other obligations.

Our outstanding Senior Notes bear interest at a fixed rate. As of May 12, 2005, the Series A Notes bear interest at 8.28% per annum and are payable at $13.1 million per year through May 2011. As of May 12, 2005, the Series B Notes bear interest at 8.08% per annum and are payable at $3.6 million per year through May 2008. If interest rates increased by 1.0% per annum, the fair value of the Senior Notes could decrease by $2.4 million. If interest rates decreased by 1.0% per annum, the fair value of the Senior Notes could increase by $2.5 million. The interest rates on the Senior Notes will return to the pre-amendment rates of 7.28% per annum for the Series A Notes and 7.08% per annum for the Series B Notes if we meet certain covenant compliance criteria for three consecutive fiscal quarters.

We are scheduled to repay $17.8 million of our outstanding indebtedness in the next twelve months, of which $16.7 million is for scheduled principal payments on the Senior Notes and $1.1 million is related to other debt. Assuming we do repay the remaining $1.1 million ratably during the next twelve months, our annual interest expense could increase or decrease by a negligible amount when our average interest rate increases or decreases by 1.0% per annum. However, there can be no assurance that we will, or will be able to, repay our debt in the prescribed manner. In addition, we could incur additional debt under the Facility to meet our operating needs or to finance future acquisitions.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of October 2, 2005 based on the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of October 2, 2005.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has also audited our management’s assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting as of October 2, 2005 as stated in their report included in our 2005 Annual Report to Stockholders, which is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Tetra Tech, Inc.:

We have completed an integrated audit of Tetra Tech, Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of October 2, 2005 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows, present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries at October 2, 2005 and October 3, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of October 2, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 2, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
December 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Tetra Tech, Inc.:

We have audited the accompanying consolidated statement of operations, stockholders’ equity, and cash flows of Tetra Tech, Inc. and subsidiaries (the “Company”) for the year ended September 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended September 28, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the Consolidated Financial Statements, the Company changed its method of accounting for goodwill and other intangible assets effective September 30, 2002 to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

As discussed in Note 17 to the Consolidated Financial Statements, the accompanying 2003 financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
December 12, 2003 (December 30, 2004 as to the effects of the restatement discussed in Note 17 and December 15, 2005 as to the reclassification of discontinued operations discussed in Note 2)

TETRA TECH, INC.

Consolidated Balance Sheets

(in thousands, except par value)

	October 2, 2005	October 3, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,861	$48,032
Accounts receivable—net	315,364	357,181
Prepaid expenses and other current assets	21,139	22,133
Income tax receivable	14,141	6,774
Current assets of discontinued operations	13,350	18,547
Total current assets	390,855	452,667
PROPERTY AND EQUIPMENT:
Equipment, furniture and fixtures	73,260	79,900
Leasehold improvements	9,021	9,266
Total	82,281	89,166
Accumulated depreciation and amortization	(50,498)	(51,374)
PROPERTY AND EQUIPMENT—NET	31,783	37,792
DEFERRED INCOME TAXES	8,888	—
INCOME TAXES RECEIVABLE	33,800	33,800
GOODWILL	159,175	254,553
INTANGIBLE AND OTHER ASSETS—NET	18,832	25,400
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	4,710	4,295
TOTAL ASSETS	$648,043	$808,507
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$91,750	$103,510
Accrued compensation	51,306	54,812
Billings in excess of costs on uncompleted contracts	48,610	28,941
Deferred income taxes	5,125	4,892
Current portion of long-term obligations	17,800	58,868
Other current liabilities	47,391	47,434
Current liabilities of discontinued operations	7,260	9,381
Total current liabilities	269,242	307,838
DEFERRED INCOME TAXES	—	10,823
LONG-TERM OBLIGATIONS	74,138	92,062
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	47	284
COMMITMENTS AND CONTINGENCIES (Notes 11 and 14)
STOCKHOLDERS’ EQUITY:
Preferred stock—authorized, 2,000 shares of $0.01 par value; no shares issued and outstanding as of October 2, 2005 and October 3, 2004	—	—
Exchangeable stock of subsidiary—authorized, 920 shares of $0.01 par value; 0 and 85 shares issued and outstanding as of October 2, 2005 and October 3, 2004, respectively	—	1,426
Common stock—authorized 85,000 shares of $0.01 par value; issued and outstanding, 57,048 and 56,305 shares as of October 2, 2005 and October 3, 2004, respectively	570	563
Additional paid-in capital	251,112	243,490
Accumulated other comprehensive income	757	375
Retained earnings	52,177	151,646
TOTAL STOCKHOLDERS’ EQUITY	304,616	397,500
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$648,043	$808,507

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
Revenue	$1,286,031	$1,376,159	$1,086,986
Subcontractor costs	386,852	400,950	262,404
Revenue, net of subcontractor costs	899,179	975,209	824,582
Other contract costs	784,588	823,950	652,558
Gross profit	114,591	151,259	172,024
Selling, general and administrative expenses	122,646	101,612	84,752
Impairment of goodwill and other intangible assets	105,612	—	—
Income (loss) from operations	(113,667)	49,647	87,272
Interest income	735	344	888
Interest expense	11,898	10,019	10,162
Income (loss) from continuing operations before income tax expense (benefit)	(124,830)	39,972	77,998
Income tax expense (benefit)	(26,152)	16,503	31,388
Income (loss) from continuing operations	(98,678)	23,469	46,610
Income (loss) from discontinued operations, net of tax	(791)	273	2,749
Income (loss) before cumulative effect of accounting change	(99,469)	23,742	49,359
Cumulative effect of accounting change	—	—	(114,669)
Net income (loss)	$(99,469)	$23,742	$(65,310)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$(1.74)	$0.42	$0.85
Income (loss) from discontinued operations, net of tax	(0.01)	—	0.05
Cumulative effect of accounting change	—	—	(2.09)
Net income (loss)	$(1.75)	$0.42	$(1.19)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$(1.74)	$0.41	$0.83
Income (loss) from discontinued operations, net of tax	(0.01)	—	0.05
Cumulative effect of accounting change	—	—	(2.05)
Net income (loss)	$(1.75)	$0.41	$(1.17)
Weighted average common shares outstanding:
Basic	56,736	55,969	54,766
Diluted	56,736	57,288	55,782

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
Consolidated Statements of Stockholders’ Equity
Fiscal Years Ended September 28, 2003, October 3, 2004 and October 2, 2005
(in thousands)

						Accumulated
	Exchangeable				Additional	Other
	Stock		Common Stock		Paid-In	Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Total
BALANCE AS OF SEPTEMBER 29, 2002	791	$13,239	53,273	$533	$207,505	$(1,784)	$193,214	$412,707
Comprehensive loss:
Net loss							(65,310)	(65,310)
Foreign currency translation adjustment						1,397		1,397
Comprehensive loss								(63,913)
Stock options exercised			601	6	4,941			4,947
Shares issued by Employee Stock Purchase Plan			215	2	2,987			2,989
Tax benefit for stock options					1,475			1,475
BALANCE AS OF SEPTEMBER 28, 2003	791	13,239	54,089	541	216,908	(387)	127,904	358,205
Comprehensive income:
Net income							23,742	23,742
Foreign currency translation adjustment						762		762
Comprehensive income								24,504
Stock options exercised			889	9	8,857			8,866
Shares issued by Employee Stock Purchase Plan			225	2	3,237			3,239
Conversion of exchangeable stock	(706)	(11,813)	1,102	11	11,802			—
Tax benefit for stock options					2,686			2,686
BALANCE AS OF OCTOBER 3, 2004	85	1,426	56,305	563	243,490	375	151,646	397,500
Comprehensive loss:
Net loss							(99,469)	(99,469)
Foreign currency translation adjustment						382		382
Comprehensive loss								(99,087)
Stock options exercised			302	3	2,714			2,717
Shares issued by Employee Stock Purchase Plan			308	3	3,144			3,147
Conversion of exchangeable stock	(85)	(1,426)	133	1	1,425			—
Tax benefit for stock options					339			339
BALANCE AS OF OCTOBER 2, 2005	—	$—	57,048	$570	$251,112	$757	$52,177	$304,616

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(99,469)	$23,742	$(65,310)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	114,669
Depreciation and amortization	16,321	18,500	16,727
Deferred income taxes	(19,542)	(11,932)	10,236
Provision for losses on contracts and related receivables	33,411	14,786	8,411
Impairment of goodwill and other assets	108,112	—	—
Gain on sale of discontinued operations	(930)	—	—
Loss on disposal of property and equipment	1,393	1,426	98
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	9,940	(52,185)	(26,959)
Prepaid expenses and other assets	4,686	(6,521)	(2,512)
Accounts payable	(12,695)	8,247	1,892
Accrued compensation	(3,331)	7,480	6,438
Billings in excess of costs on uncompleted contracts	19,730	11,251	911
Other current liabilities	(1,725)	16,137	4,142
Income taxes receivable/payable	(7,406)	(14,731)	(977)
Net cash provided by operating activities	48,495	16,200	67,766
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(9,791)	(17,892)	(9,419)
Payments for business acquisitions, net	(8,374)	(28,853)	(87,233)
Proceeds from sale of discontinued operations	500	—	—
Proceeds on sale of property and equipment	980	2,046	1,456
Net cash used in investing activities	(16,685)	(44,699)	(95,196)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(119,091)	(106,695)	(90,935)
Proceeds from borrowings under long-term obligations	60,000	137,756	97,000
Net proceeds from issuance of common stock	5,863	12,105	7,892
Net cash provided by (used in) financing activities	(53,228)	43,166	13,957
EFFECT OF EXCHANGE RATE CHANGES ON CASH	247	201	292
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,171)	14,868	(13,181)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	48,032	33,164	46,345
CASH AND CASH EQUIVALENTS AT END OF YEAR	$26,861	$48,032	$33,164
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) during the year for:
Interest	$10,974	$9,813	$10,009
Income taxes, net of refunds received	$(401)	$43,138	$23,165

(Continued)

TETRA TECH, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
See Note 4 for non-cash activities relating to business acquisitions in fiscal 2004

In fiscal 2003, the Company’s subsidiary, Tetra Tech EC, Inc. formerly known as Tetra Tech FW, Inc., purchased certain assets and assumed certain liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation. The Company also purchased all of the capital stock of Engineering Management Concepts, Inc. In conjunction with these acquisitions, liabilities were assumed as follows:

Fair value of assets acquired			$135,624
Cash paid			(90,072)
Purchase price receivable			3,466
Other acquisition costs			(955)
Liabilities assumed			$48,063

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies

Business—Tetra Tech, Inc. (the “Company”) is a provider of consulting, engineering and technical services. Through fiscal 2005, the Company supported its government and commercial clients in the areas of resource management, infrastructure and communications. The Company’s services include research and development, applied science and technology, engineering design, program management, construction, construction management, and operations and maintenance.

Principles of Consolidation and Presentation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the fourth quarter of fiscal 2005, the Company sold an operating unit in its communications segment and held for sale two operating units in the communications and resource management segments. Accordingly, the Company’s previously reported consolidated balance sheet (fiscal 2004) and statements of operations (fiscal 2004 and 2003) have been restated to present the discontinued operations separate from continuing operations. See Note 2 for further information. Certain prior year amounts have been reclassified to conform to the current year presentation.

Fiscal Year—The Company reports results of operations based on 52 or 53-week periods ending near September 30. Fiscal years 2005, 2004 and 2003 contained 52, 53 and 52 weeks, respectively.

Contract Revenue and Costs—In the course of providing its services, the Company routinely subcontracts for services. These costs are passed through to clients and, in accordance with industry practice and generally accepted accounting principles, are included in the Company’s revenue. Because subcontractor services can change significantly from project to project, changes in revenue may not be indicative of business trends. Accordingly, the Company also reports revenue, net of subcontractor costs.

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

The Company enters into three major types of contracts:  “fixed-price,” “time-and-materials” and “cost-plus” as described below.

Fixed-Price Contracts.

Firm Fixed-Price (FFP).   The Company’s FFP contracts have historically accounted for most of its fixed-price contracts. Under FFP contracts, clients pay the Company an agreed amount negotiated in advance for a specified scope of work. The Company recognizes revenue on FFP contracts using the percentage-of-completion method described above. Prior to completion, recognized profit margins on any FFP contract depend on the accuracy of the Company’s estimates and will increase to the extent that its actual costs are below the estimated amounts. Conversely, if the Company’s costs exceed these estimates, its profit margins will decrease and the Company may realize a loss on a project. If the Company’s actual costs exceed the original estimate, the Company must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs.

Fixed-Price Per Unit (FPPU).   Under the Company’s FPPU contracts, clients pay a set fee for each service or unit of production. The Company is generally guaranteed a minimum number of service or production units at a fixed price. The Company recognizes revenue under FPPU contracts as it completes the related service transaction for its clients. If the Company’s costs per service transaction exceed its original estimates, the Company’s profit margins will decrease and it may realize a loss on the project unless it can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of the Company’s FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were firm fixed-price contracts.

Time-and-Materials Contracts.

Under the Company’s time-and-materials contracts, the Company negotiates hourly billing rates and charge its clients based on the actual time that it expends on a project. In addition, clients reimburse the Company for its actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs in connection with its performance under the contract. The Company’s profit margins on time-and-materials contracts fluctuate based on actual labor and overhead costs that it directly charges or allocates to contracts compared to negotiated billing rates. Many of the Company’s time-and-materials contracts are subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts. Revenue on contracts that is not subject to maximum contract values is recognized based on the actual number of hours the Company spends on the projects plus any actual out-of-pocket costs of materials and other direct incidental expenditures that it incurs on the projects. The Company’s time-and-materials contracts also generally include annual billing rate adjustment provisions.

Cost-Plus Contracts.

Cost-Plus Fixed Fee.   Under cost-plus fixed fee contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, the Company estimates all recoverable direct and indirect costs and then adds a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. The Company recognizes revenue based on the actual labor costs, plus non-labor costs it incurs, plus the portion of the fixed fee it has earned to date. The Company invoices for its services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs the Company has estimated, its revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, the Company must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee related to the additional costs. Certain of the Company’s cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

Cost-Plus Fixed Rate.   Under the Company’s cost-plus fixed rate contracts, the Company charges clients for its direct and indirect costs plus negotiated rates. In negotiating a cost-plus fixed rate contract, the Company estimates all recoverable direct and indirect costs and then adds a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. The Company recognizes revenue based on the actual total costs it has expended plus the applicable fixed fee. If the actual total costs are lower than the total costs the Company has estimated, its revenue from that project will be lower than originally estimated. Certain of the Company’s cost-plus contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts.

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

Labor costs and subcontractor services are the principal components of the Company’s direct costs on cost-plus contracts, although some include materials and other direct costs. Some of these contracts include a provision that the total actual costs plus the fee will not exceed a guaranteed price negotiated with the client. Others include rate ceilings that limit reimbursability for general and administrative costs, overhead costs, and materials handling costs. Revenue recognition for these contracts is determined by taking into consideration such guaranteed price or rate ceilings. Revenue in excess of cost limitation or rate ceilings is recognized in accordance with the information concerning change orders and claims that is provided below.

Other Contract Matters

Federal Acquisition Regulations (FAR), which are applicable to the Company’s federal government contracts and are partially incorporated in many local and state agency contracts, limit the recovery of certain specified indirect costs on contracts. Cost-plus contracts covered by FAR and certain state and local agencies also require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs. Most of the Company’s federal government contracts are subject to termination at the discretion of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

These contracts are subject to audit by the government, primarily the Defense Contract Audit Agency (DCAA), which reviews the Company’s overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that the Company improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, the Company has not had any material cost disallowances by the DCAA as a result of audit. However, there can be no assurance that DCAA audits will not result in material cost disallowances in the future.

Change orders are modifications of an original contract that effectively change the provisions of the contract. Change orders typically result from changes in specifications or design, manner of performance, facilities, equipment, materials, sites, or period of completion of the work. Change orders occur when changes are experienced once contract performance is underway. Change orders are sometimes documented and the terms of such change orders agreed upon with the client before the work is performed. Sometimes circumstances require that work progress without client agreement before the work is performed. Costs related to change orders are recognized when they are incurred. Change orders are included in total estimated contract revenue when it is probable that the change order will result in a bona fide addition to contract value and can be reasonably estimated.

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

Allowance for Uncollectible Accounts Receivable—The Company reduces its accounts receivable by an allowance for amounts that are considered uncollectible. The Company determines an estimated allowance for uncollectible amounts based on management’s evaluation of the contracts involved and the financial condition of its clients. The Company regularly evaluates the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

•       Type of client—government agency or commercial sector;

•       Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

•       General economic and particular industry conditions that may affect a client’s ability to pay; and

•       Contract performance and the Company’s change order/claim analysis.

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

Long-Lived Assets—The Company’s policy regarding long-lived assets is to evaluate the recoverability of its assets when the facts and circumstances suggest that the assets may be impaired. This assessment of fair value is performed based on the estimated undiscounted cash flows compared to the carrying value of the assets. If the future cash flows (undiscounted and without interest charges) are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

Goodwill and Intangibles—Goodwill consists of amounts paid for new business acquisitions in excess of the fair value of net assets acquired. Following an acquisition, the Company performs an analysis to value the acquired company’s tangible and identifiable intangible assets and liabilities. With respect to identifiable intangible assets, the Company considers backlog, non-compete agreements, customer lists, patents and other assets.

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires an annual test of goodwill for impairment at each reporting unit of the Company. The Company performs its required annual assessment of goodwill annually on July 1. Reporting units for purposes of this test are identical to the Company’s operating segments and consist of resource management, infrastructure and communications. The annual impairment test is a two-step process. As the first step, the Company estimates the fair value of the reporting unit and compares that amount to the sum of the carrying value of the reporting unit’s goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill and any resulting decrease is recorded as an impairment.

Income Taxes—The Company files a consolidated federal income tax return and combined California franchise tax return. In addition, the Company files other returns that are required in the states and jurisdictions in which it does business, which includes the Company and its subsidiaries. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections, and potential tax planning strategies.

Earnings Per Share—Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares and the weighted average number of shares of exchangeable stock of a subsidiary (exchangeable shares) outstanding for the period. The exchangeable shares were non-voting and were exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company’s common stock. Diluted EPS is computed by dividing net income by the weighted average number of common shares outstanding, the weighted average number of exchangeable shares, and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes as of October 2, 2005 and October 3, 2004 was approximately $93 million and $112 million, respectively.

Concentration of Credit Risk—Financial instruments, which subject the Company to credit risk, consist primarily of cash and cash equivalents and net accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. As of October 2, 2005 and October 3, 2004, approximately 32% and 23%, respectively, of accounts receivable was due from various agencies of the federal government. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company’s client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

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

Recently Issued Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to SFAS No. 123 (revised 2004), Share-Based Payment (FAS 123R), that requires the Company to expense the value of employee stock options and similar awards. Under FAS 123R, shared-based payment (SBP) awards result in a cost that will be measured at fair value on the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. The Company is allowed to select from two alternative transition methods, each of which has different reporting implications. Under the first method, the Modified Prospective Application, FAS 123R applies to new awards and modified awards after the effective date, and to any unvested awards as service is rendered on or after the effective date. Under the second method, the Modified Retrospective Application, FAS 123R can be applied to either all prior years for which SFAS No. 123 was effective or only to prior interim periods in the year of adoption. The Company plans to adopt FAS 123R using the Modified Prospective Application. For the Company, the effective date for FAS 123R is the first quarter of fiscal 2006, and FAS 123R will apply to all outstanding and unvested SBP awards at the Company’s adoption date. The Company has completed a preliminary evaluation of the effect of adoption of FAS 123R. Due to the fact that the Company uses stock options as a form of compensation, the adoption of FAS 123R will have an impact of approximately $8 million to $11 million on the Company’s results of operations in fiscal 2006 based upon options outstanding as of October 2, 2005.

Stock-Based Compensation—The Company’s employee stock compensation plans are accounted for utilizing the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no compensation expense is recognized as long as the exercise price equals or exceeds the market price of the underlying stock on the date of the grant.

On September 6, 2005, the Company’s Board of Directors approved accelerating the vesting of certain outstanding, unvested stock options awarded to employees under the Company’s stock option plans, other than its 2003 Outside Director Stock Option Plan, with exercise prices greater than $16.95, the closing  price of the Company’s common stock on September 6, 2005. As a result of this vesting acceleration, options to purchase approximately 1.6 million shares of the Company’s common stock became exercisable immediately. Since options were accelerated to vest in the fiscal year ended October 2, 2005, an additional pre-tax compensation cost of $7.4 million, which represented the unamortized cost of accelerated unvested options, was included in calculating the pro forma net loss for footnote disclosure under SFAS No. 123 for the fiscal year ended October 2, 2005. As the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in accordance with APB 25.

The decision to accelerate vesting of these options was made primarily to eliminate the accounting charge in connection with future compensation expense the Company would otherwise recognize in its statement of operations with respect to these accelerated options upon the adoption of FAS 123R. It requires the Company to expense the value of employee stock options and similar awards in its statement of operations, rather than as a footnote disclosure in its consolidated financial statements.

The following pro forma information regarding net income has been calculated as if the Company had accounted for its employee stock options and stock purchase plan using the fair value method under SFAS No. 123:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
	(in thousands, except per share data)
Net income (loss) as reported	$(99,469)	$23,742	$(65,310)
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	10,181	6,028	4,639
Pro forma net income (loss)	$(109,650)	$17,714	$(69,949)
Earnings (loss) per share:
Basic—as reported	$(1.75)	$0.42	$(1.19)
Basic—pro forma	$(1.93)	$0.32	$(1.28)
Diluted—as reported	$(1.75)	$0.41	$(1.17)
Diluted—pro forma	$(1.93)	$0.31	$(1.25)

Because most options vest over several years and additional option grants are expected to be made subsequent to October 2, 2005, the results of applying the fair value method may have a materially different effect on pro forma net income (loss) in future years.

The fair value of the Company’s stock options used to compute pro forma net income (loss) and pro forma earnings (loss) per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2005, 2004 and 2003 are $7.73, $12.47 and $6.31, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	52.8%	59.9%	61.2%
Risk-free rate of return, annual	4.1%	3.4%	3.2%
Expected life	4.72 years	4.58 years	4.36 years

2.   Discontinued Operations

On October 1, 2005, the Company completed the sale of eXpert Wireless Solutions, Inc. (EWS), an operating unit in the communications segment. Accordingly, the results for this operating unit were accounted for as discontinued operations in the consolidated financial statements for all fiscal years presented herein.

In addition, the Company is in the final stages of negotiations to sell two other operating units, Tetra Tech Canada Ltd. (TTC), a unit in the communications segment, and Vertex Engineering Services, Inc., a unit in the resource management segment. The results for these two operating units have been accounted for as discontinued operations (held for sale) in the consolidated financial statements presented herein as management implemented a plan to divest these operations in the fourth quarter of fiscal 2005. The Company expects to complete the divestitures of both units in the first half of fiscal 2006.

The summarized, combined statements of operations for the three discontinued operations are as follows:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
	(in thousands)
Revenue	$67,984	$61,398	$43,681
Income (loss) before income tax expense	(2,726)	494	4,635
Income tax expense	452	221	1,886
Income (loss) from operations, net of tax	(3,178)	273	2,749
Gain on sale of discontinued operations	930	—	—
Income tax benefit on sale	(1,457)	—	—
Income (loss) from discontinued operations, net of tax	$(791)	$273	$2,749

The current assets of discontinued operations include net accounts receivable of $13.4 million and $18.5 million as of October 2, 2005 and October 3, 2004, respectively. All other financial statement accounts are individually immaterial.

3. Goodwill and Intangibles

Effective September 30, 2002, the beginning of fiscal 2003, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting method for goodwill and indefinite-lived intangible assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, the Company recorded a transitional goodwill impairment charge of $114.7 million presented as a cumulative effect of accounting change in the second quarter of fiscal 2003 and reclassified into the first quarter of fiscal 2003 for the current year presentation. This charge related to the Company’s communications reportable segment.

Several events occurred during the quarter ended April 3, 2005 that led management to conclude that the goodwill in the Company’s infrastructure reporting unit was likely impaired. These events included significantly lower than expected operating results, a substantial loss in the infrastructure segment and a downward adjustment in forecasted future operating income and cash flows. As required by SFAS No. 142, the Company performed a two-step interim impairment test to confirm and quantify the impairment. During step one, the Company determined that the goodwill recorded in its infrastructure reporting unit was impaired because the fair value of the reporting unit was less than the carrying value of the reporting unit’s net assets. The fair value of the reporting unit was estimated using the discounted cash flow method, guideline company method, and similar transactions method weighted at 70%, 15%, and 15%, respectively. In order to quantify the impairment, the Company performed step two by allocating the fair value of the infrastructure reporting unit to the reporting unit’s individual assets and liabilities utilizing the purchase price allocation guidance of SFAS No. 141. The resulting implied value of the infrastructure reporting unit’s goodwill was $105.0 million less than the current carrying value of the goodwill. This difference was recorded as a non-cash impairment charge to reduce the goodwill in the infrastructure reporting unit.

In fiscal 2005, the Company also recognized post-acquisition adjustments to goodwill in the total amount of $9.6 million related primarily to purchase price adjustments for the acquisition of Advanced Management Technology, Inc. (AMT). See Note 4 for additional information. The changes in the carrying value of goodwill by segment for the fiscal years ended October 2, 2005 and October 3, 2004 were as follows:

	Fiscal Year 2005
Reporting Unit	October 3, 2004	Post-Acquisition Adjustments	Impairment	October 2, 2005
	(in thousands)
Resource management	$86,011	$—	$—	$86,011
Infrastructure	168,542	9,622	(105,000)	73,164
Total	$254,553	$9,622	$(105,000)	$159,175

	Fiscal Year 2004
Reporting Unit	September 28, 2003	Goodwill Additions	Post-Acquisition Adjustments	October 3, 2004
	(in thousands)
Resource management	$84,141	$—	$1,870	$86,011
Infrastructure	126,651	40,383	1,508	168,542
Total	$210,792	$40,383	$3,378	$254,553

Due to the significant operating loss in the quarter ended April 3, 2005 combined with a projection of lower future earnings in the Company’s infrastructure segment, identifiable intangible assets related to that segment’s acquired backlog were written off in the net amount of $0.6 million as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The gross amounts and accumulated amortization of the Company’s acquired identifiable intangible assets with finite useful lives as of October 2, 2005, after the adjustment, and October 3, 2004, included in intangible and other assets—net in the accompanying consolidated balance sheets, were as follows:

	October 2, 2005		October 3, 2004
Identifiable Intangible Assets	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(in thousands)
Backlog	$8,900	$(3,232)	$11,380	$(3,328)
Non-compete agreements	—	—	451	(438)
Total	$8,900	$(3,232)	$11,831	$(3,766)

No identifiable intangible assets were acquired during fiscal 2005. Identifiable intangible assets acquired during the year ended October 3, 2004 consisted of AMT backlog of $0.7 million with an amortization period of one year. Amortization expense for acquired intangible assets with finite useful lives for the fiscal year ended October 2, 2005, October 3, 2004 and September 28, 2003 was $1.3 million, $2.4 million and $1.3 million, respectively. Estimated amortization expense, in thousands, for the succeeding five years is as follows:

2006	$1,271
2007	1,271
2008	1,271
2009	1,271
2010	584

The goodwill and other identifiable intangibles created in the acquisition of AMT are amortizable for tax purposes and were assigned to the infrastructure segment.

4. Mergers And Acquisitions

On March 7, 2003, the Company acquired through its wholly-owned subsidiary, Tetra Tech EC, Inc. (ECI) formerly known as Tetra Tech FW, Inc., certain assets and certain related liabilities of Foster Wheeler Environmental Corporation and Hartman Consulting Corporation, providers of engineering and program management services throughout the United States. The purchase was valued at approximately $68.1 million and consisted of cash. The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed as of the date of acquisition.

Current assets	$53,816
Property and equipment	6,400
Goodwill	33,765
Intangible and other	15,682
Current liabilities	(41,548)
Net assets acquired	$68,115

On July 31, 2003, the Company acquired 100% of the capital stock of Engineering Management Concepts, Inc. (EMC), an engineering and program management firm that provides information technology and weapons test range and systems logistic support services. The purchase was valued at $20.7 million, consisted of cash and is subject to a purchase price adjustment based upon certain contingent earn-out payments. The former shareholders of EMC have certain earn-out rights that would allow them to receive an aggregate maximum of $2.0 million upon EMC’s achievement of certain operating profit objectives over a two-year period from the acquisition date. As of October 2, 2005, EMC achieved the second earn-out and the Company recognized a $1.0 million payable to EMC’s former shareholders and a corresponding increase to goodwill.

On March 5, 2004, the Company acquired 100% of the capital stock of AMT, an engineering and program management firm that provides systems engineering, program management and information management services to federal government agencies. The purchase was valued at $39.3 million, consisted of cash and is subject to a purchase price adjustment based upon certain contingent earn-out rights. These rights would allow the former shareholders to receive an aggregate maximum of $5.0 million upon AMT’s achievement of certain operating profit objectives over a two-year period from the acquisition date. In December 2004, the Company and the former shareholders of AMT agreed to make an Internal Revenue Code Section 338(h)(10) election under which the stock purchase was treated as an asset purchase for tax purposes. In the first quarter of fiscal 2005, the Company paid $6.0 million of additional purchase price to the former shareholders to offset their increased tax liability caused by this election. This payment, along with the first year earn-out payment of $2.5 million and additional purchase accounting adjustments of $0.1 million, increased goodwill. The following table summarizes the estimated fair values, in thousands, of the assets acquired and liabilities assumed as of the acquisition date.

Current assets	$2,046
Property and equipment	175
Goodwill	49,390
Intangible and other	891
Current liabilities	(13,193)
Net assets acquired	$39,309

All of the acquisitions above were accounted for as purchases and, accordingly, the purchase prices of the businesses acquired were allocated to the assets and liabilities acquired based upon their fair values. The excess of the cost of the acquisitions over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The results of operations of each of the companies acquired have been included in the Company’s financial statements from the date of acquisitions.

The Company may acquire other businesses that it believes are synergistic and will ultimately increase the Company’s revenue and net income, although acquisitions of a certain size would require the approval of the Company’s lenders and noteholders. These businesses may also perform work that is consistent with the Company’s short-term and long-term strategic goals, provide critical mass with existing clients, and further expand the Company’s lines of service. These factors may contribute to a purchase price that results in a recognition of goodwill.

The table below presents summarized unaudited pro forma operating results assuming that the Company had acquired ECI, EMC and AMT at the beginning of the fiscal years presented:

	Fiscal Year Ended
	October 3, 2004	September 28, 2003
	(in thousands, except per share data) (unaudited)
Revenue	$1,414,477	$1,362,158
Revenue, net of subcontractor costs	999,304	979,392
Income from continuing operations	24,108	55,582
Income from discontinued operations, net of tax	273	2,749
Income before cumulative effect of accounting change	24,381	58,331
Cumulative effect of accounting change	—	(114,669)
Net income (loss)	24,381	(56,339)
Earnings per share from continuing operations:
Basic	$0.43	$1.01
Diluted	$0.42	$1.00
Earnings per share from discontinued operations, net of tax:
Basic	$0.01	$0.05
Diluted	$0.01	$0.05
Cumulative effect of accounting change:
Basic	$—	$(2.09)
Diluted	$—	$(2.06)
Net income (loss):
Basic	$0.44	$(1.03)
Diluted	$0.43	$(1.01)
Weighted average shares outstanding:
Basic	55,969	54,766
Diluted	57,288	55,782

5. Accounts Receivable—Net

Net accounts receivable consisted of the following as of October 2, 2005 and October 3, 2004:

	October 2, 2005	October 3, 2004
	(in thousands)
Billed	$211,064	$204,200
Unbilled	141,799	171,474
Contract retentions	7,908	5,426
Total accounts receivable—gross	360,771	381,100
Allowance for doubtful accounts	(45,407)	(23,919)
Total accounts receivable—net	$315,364	$357,181
Billings in excess of costs on uncompleted contracts	$48,610	$28,941

Billed accounts receivable represents amounts billed to clients that have not been collected. Unbilled accounts receivable represents revenue recognized but not yet billed pursuant to contract terms or billed after the accounting cut-off date. Substantially all unbilled receivables as of October 2, 2005 are expected to be billed and collected within twelve months. Contract retentions represent amounts withheld by clients until certain conditions are met or the project is completed, which may be several months or years. Allowances for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible and potential write-offs as a result of debtors that have filed for bankruptcy protection, plus an allowance for other amounts for which some potential loss is determined to be probable based on current events and circumstances.

Billed receivables related to federal government contracts were $74.8 million and $59.6 million as of October 2, 2005 and October 3, 2004, respectively. Federal government unbilled receivables, net of progress payments, were $40.4 million and $24.6 million as of October 2, 2005 and October 3, 2004, respectively.

Other than the federal government, no single client accounted for more than 10% of the Company’s accounts receivable as of October 2, 2005. Nextel Operations, Inc. (Nextel) accounted for approximately 18.0% of the Company’s accounts receivable as of October 3, 2004. A substantial portion of this amount represented unbilled receivables. In the second quarter of fiscal 2005, the Company decided to exit the wireless business and negotiated a reduction in the Nextel project scope and contract.

6.      Income Taxes

Income tax expense (benefit) for fiscal 2005, 2004 and 2003 consisted of the following:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
	(in thousands)
Current:
Federal	$(7,504)	$22,820	$18,249
State	(369)	5,210	2,507
Total current income tax expense (benefit)	(7,873)	28,030	20,756
Deferred:
Federal	(14,511)	(9,384)	9,347
State	(3,768)	(2,143)	1,285
Total deferred income tax expense (benefit)	(18,279)	(11,527)	10,632
Total income tax expense (benefit)	$(26,152)	$16,503	$31,388

The Company’s effective tax rate and deferred tax accounts have been significantly impacted by the goodwill impairment recognized in the quarter ended April 3, 2005 (see Note 3). The Company’s effective tax rate decreased substantially because a majority of the goodwill impairment is not deductible for tax purposes. The deductible portion of the goodwill impairment will reduce taxable income in future periods as the goodwill is amortized for tax purposes over the statutory period of 15 years. The future estimated deductible portion of the goodwill impairment is reflected as a deferred tax asset.

Total income tax expense (benefit) was different from the amount computed by applying the federal statutory rate as follows:

	Fiscal Year Ended
	October 2, 2005		October 3, 2004		September 28, 2003
	$	%	$	%	$	%
	($ in thousands)
Tax at federal statutory rate	$(43,690)	35.0%	$13,990	35.0%	$27,299	35.0%
Goodwill (non deductible portion)	20,213	(16.2)	—	—	—	—
State taxes, net of federal benefit	(2,689)	2.2	1,923	4.8	3,752	4.8
Other	14	—	590	1.5	337	0.4
Total income tax (benefit) expense	$(26,152)	21.0%	$16,503	41.3%	$31,388	40.2%

Temporary differences comprising the net deferred income tax asset (liability) shown on the accompanying consolidated balance sheets were as follows:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
	(in thousands)
Deferred Tax Asset:
State taxes	$ 74	$ 418
Reserves and contingent liability	4,916	6,548
Allowance for doubtful accounts	11,352	6,559
Accrued liabilities	9,745	6,729
Intangibles	9,947	—
Capital loss carry-forward	7,670	—
Valuation allowance on capital loss carry-forward	(6,213)	—
Total deferred tax asset	37,491	20,254
Deferred Tax Liability:
Unbilled revenue	(29,306)	(23,407)
Prepaid expense	(1,630)	(1,218)
Cash to accrual	(108)	(520)
Depreciation	(2,684)	(5,105)
Intangibles	—	(5,719)
Total deferred tax liability	(33,728)	(35,969)
Net deferred tax asset (liability)	$ 3,763	$ (15,715)

As of October 2, 2005, the net deferred tax asset was $3.8 million. The sale of EWS in fiscal 2005 generated a capital loss of $18.9 million for tax purposes, of which the Company expects to utilize $3.6 million in fiscal 2006. The benefit from utilizing $3.6 million of capital loss is included in the income tax provision for discontinued operations in the Consolidated Statements of Operations. A valuation allowance has been placed on the entire remaining capital loss carry-forward of $15.3 million ($6.2 million, tax-effected). The capital loss can be carried forward for five years. The Company has performed the required assessment of positive and negative evidence regarding the realization of the net deferred tax asset of continuing operations in accordance with SFAS No. 109, Accounting for Income Taxes. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, availability of carry-backs, and estimates of projected future taxable income. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the asset will be realized and, as such, no additional valuation allowance has been provided.

The Company is currently under examination by the Internal Revenue Service (IRS) for fiscal years 1997 through 2003. The major issue raised by the IRS relates to the research and experimentation credits (R&E credits) of $14.5 million recognized by the Company during the years under examination. The amount of credits recognized for financial statement purposes represents the amount that the Company estimates will be ultimately realizable. Should the final resolution as to the amount of R&E credits to which the Company is entitled to be more or less than the estimated realizable amounts, the Company will recognize any difference as a component of income tax expense in the period in which the determination is made.

For the discontinued operations, the Company had an income tax benefit of $1.0 million for fiscal 2005 and tax expense of $0.2 million and $1.9 million for fiscal 2004 and 2003, respectively. The net deferred tax asset was $0.2 million and $0.3 million for fiscal 2005 and 2004, respectively. These amounts are not included in the continuing operations disclosed above.

7.      Long-Term Obligations

Long-term obligations consisted of the following:

	October 2, 2005	October 3, 2004
	(in thousands)
Credit Agreement	$ —	$ 40,000
Senior Notes, Series A	78,857	92,000
Senior Notes, Series B	10,800	14,400
Other	2,281	4,530
Total long-term obligations	$ 91,938	$ 150,930
Less: Current portion of long-term obligations	(17,800)	(58,868)
Long-term obligations, less current portion	$ 74,138	$ 92,062

The Company has a credit agreement with several financial institutions, which was amended in July 2004, December 2004 and May 2005 (Credit Agreement). The May 2005 amendment decreased the commitment under the revolving credit facility (Facility) from $235.0 million to $150.0 million. However, the maximum availability under the Facility is limited to $125.0 million until additional approvals are obtained from the lenders. As part of the Facility, the Company may request standby letters of credit up to the aggregate sum of $100.0 million. The Facility matures on July 21, 2009, or earlier upon payment in full of loans and other obligations. The May 2005 amendment also increased the pricing for borrowings under the Facility and revised the financial covenants.

As of October 2, 2005, the Company had no borrowings under the Facility. Standby letters of credit under the Facility totaled $12.0 million as of that date.

In May 2001, the Company issued two series of senior secured notes in the aggregate amount of $110.0 million (Senior Notes) under a note purchase agreement that was amended in September 2001, April 2003, December 2004 and May 2005 (Note Purchase Agreement). The Series A Notes, in the original amount of $92.0 million, are payable semi-annually and mature on May 30, 2011. The Series B Notes, in the original amount of $18.0 million, are payable semi-annually and mature on May 30, 2008. The May 2005 amendment increased the interest rates on the Series A Notes from 7.28% per annum to 8.28% per annum and on the Series B Notes from 7.08% per annum to 8.08% per annum. However, these interest rates will return to the pre-amendment rates of 7.28% per annum for the Series A Notes and 7.08% per annum for the Series B Notes if the Company meets certain covenant compliance criteria for three consecutive fiscal quarters. The May 2005 amendment also revised the financial covenants.

As of October 2, 2005, the outstanding principal balance on the Senior Notes was $89.7 million. Scheduled principal payments of $16.7 million are due on May 30, 2006 and, accordingly, were included in current portion of long-term obligations. The remaining $73.0 million was included in long-term obligations as of October 2, 2005.

In addition to the revised financial covenants, the amendments to the Credit Agreement and Note Purchase Agreement increased the restrictions on the Company’s ability to incur other debt, repurchase stock, engage in acquisitions or dispose of assets. Further, these agreements contain other restrictions, including but not limited to, the creation of liens and the payment of dividends on the Company’s capital stock (other than stock dividends). Borrowings under the Credit Agreement and Note Purchase Agreement are secured by accounts receivable, the stock of certain of subsidiaries and cash, deposit accounts, investment property and financial assets. Although the Company was not in compliance with certain financial covenants during fiscal 2005 prior to the May 2005 amendments, the Company met all compliance requirements as of October 2, 2005.

The following table presents, in thousands, scheduled maturities of the Company’s long-term obligations:

Fiscal Year
2006	$17,800
2007	17,162
2008	16,839
2009	13,245
2010	13,252
Thereafter	13,640
Total	$91,938

8.                 Exchangeable Shares

In connection with certain acquisitions in Canada, the Company issued an aggregate of 920,354 shares of exchangeable stock of TTC (Exchangeable Shares). The Exchangeable Shares were non-voting but carried exchange rights under which a holder of Exchangeable Shares was entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares, which was satisfied in full by the Company’s delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, as adjusted for stock splits and stock dividends subsequent to the original issuance. The Exchangeable Shares also participated in any cash dividends paid to holders of the Company’s common stock. The Exchangeable Shares could not be put back to the Company for cash. As of April 3, 2005, all Exchangeable Shares were exchanged for the Company’s common stock.

9.      Stock Plans

Pursuant to the Company’s 1989 Stock Option Plan, key employees were granted options to purchase an aggregate of 1,490,112 shares of the Company’s common stock at prices ranging from 100% to 110% of market value on the date of grant. The 1989 Stock Option Plan terminated in 1999, except as to outstanding options. All options granted by the Company were at least 100% of market value at the date of grant. Those options vested at 25% per year and became exercisable beginning one year from the date of grant, became fully vested in four years, and terminated ten years from the date of grant.

Pursuant to the Company’s 1992 Incentive Stock Plan, key employees were granted options to purchase an aggregate of 7,202,147 shares of the Company’s common stock at prices not less than 100% of market value on the date of grant. The 1992 Incentive Stock Plan terminated in December 2002, except as to the outstanding options. All options granted were at market value at the date of grant. These options became exercisable one year from the date of grant, become fully vested no later than five years, and terminate no later than ten years from the date of grant.

Pursuant to the Company’s 2002 Stock Option Plan, key employees may be granted options to purchase an aggregate of 4,000,000 shares of the Company’s common stock at prices not less than 100% of market value on the date of grant. All options granted were at market value on the date of grant. These options vest at 25% on the first anniversary of the grant date, and the balance vests monthly thereafter, such that these options become fully vested no later than four years from the date of grant. These options terminate no later than ten years from the date of grant.

Pursuant to the Company’s 1992 Stock Option Plan for Nonemployee Directors, nonemployee directors were granted options to purchase an aggregate of 178,808 shares of the Company’s common stock at prices not less than 100% of market value on the date of grant. The 1992 Stock Option Plan for Nonemployee Directors terminated in December 2002, except as to the outstanding options. All options granted were at market value on the date of grant. These options are fully vested and terminate no later than ten years from the date of grant.

Pursuant to the Company’s 2003 Outside Director Stock Option Plan, nonemployee directors are granted options to purchase an aggregate of up to 400,000 shares of the Company’s common stock at prices not less than 100% of the market value on the date of grant. All options granted were at the market value at the date of grant. These options vest and become exercisable on the first anniversary of the date of grant if the director has not ceased to be a director prior to such date, and expire ten years following the grant date.

The Company’s Employee Stock Purchase Plan (Purchase Plan) provides for the granting of purchase rights to purchase common stock to eligible full and part-time employees of the Company. Under the Purchase Plan, shares of common stock will be issued upon exercise of the purchase rights. An aggregate of 2,373,290 shares may be issued pursuant to such exercise. The maximum amount that an employee can contribute during a purchase right period is $5,000, and the minimum contribution per payroll period is $25. Under the Purchase Plan, the exercise price of a purchase right is the lesser of 100% of the fair market value of a share of common stock on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period. For this purpose, the fair market value of the stock is its closing price as reported on the Nasdaq National Market on the applicable day.

During the three years in the period ended October 2, 2005, option activity was as follows:

	Number of Options	Weighted Average Exercise Price
	(in thousands, except exercise price)
Balance, September 29, 2002	4,827	$ 14.13
Granted	1,374	12.32
Exercised	(601)	8.23
Cancelled	(288)	15.83
Balance, September 28, 2003	5,312	14.24
Granted	1,052	24.09
Exercised	(889)	9.98
Cancelled	(373)	18.47
Balance, October 3, 2004	5,102	16.70
Granted	1,133	15.84
Exercised	(302)	8.99
Cancelled	(756)	19.45
Balance, October 2, 2005	5,177	16.56
Exercisable as of October 2, 2005	3,737	17.13
Exercisable as of October 3, 2004	2,949	14.65
Exercisable as of September 28, 2003	2,374	11.47

The following table summarizes information concerning outstanding and exercisable options as of October 2, 2005:

			Options Outstanding			Options Exercisable
			Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices
$ 5.68	-	$ 8.35	246,693	1.79	$ 7.63	235,860	$ 7.62
8.65	-	12.85	1,146,561	5.44	11.08	931,751	10.86
13.05	-	19.20	1,954,912	7.71	15.39	740,141	14.94
19.40	-	28.00	1,829,102	6.94	22.44	1,829,102	22.44
5.68	-	28.00	5,177,268	6.65	16.56	3,736,854	17.13

10.   Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares and the weighted average number of shares of Exchangeable Shares outstanding for the period. The Exchangeable Shares were non-voting and were exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company’s common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding, the weighted average number of Exchangeable Shares, and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method. The following table sets forth the number of weighted average shares used to compute basic and diluted EPS:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
	(in thousands, except per share data)
Income (loss) from continuing operations	$ (98,678)	$ 23,469	$ 46,610
Income (loss) from discontinued operations	(791)	273	2,749
Cumulative effect of accounting change	—	—	(114,669)
Net income (loss)	$ (99,469)	$ 23,742	$ (65,310)
Denominator for basic earnings (loss) per share:
Weighted average shares	56,703	55,836	53,531
Exchangeable stock of a subsidiary	33	133	1,235
Denominator for basic earnings (loss) per share	56,736	55,969	54,766
Denominator for diluted earnings (loss) per share:
Denominator for basic earnings (loss) per share	56,736	55,969	54,766
Potential common shares:
Stock options	—	1,319	1,016
Denominator for diluted earnings (loss) per share	56,736	57,288	55,782
Basic earnings (loss) per share:
Income (loss) from continuing operations	$ (1.74)	$ 0.42	$ 0.85
Income (loss) from discontinued operations	(0.01)	—	0.05
Cumulative effect of accounting change	—	—	(2.09)
Net income (loss)	$ (1.75)	$ 0.42	$ (1.19)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$ (1.74)	$ 0.41	$ 0.83
Income (loss) from discontinued operations	(0.01)	—	0.05
Cumulative effect of accounting change	—	—	(2.05)
Net income (loss)	$ (1.75)	$ 0.41	$ (1.17)

For the fiscal year ended October 2, 2005, 5.2 million options were excluded from the calculation of diluted potential common shares because the inclusion would be anti-dilutive. For the fiscal year ended October 3, 2004 and September 28, 2003, 1.8 million and 2.3 million options were excluded from the calculation of potential common shares, respectively. For fiscal 2004 and 2003, options were excluded because their exercise prices exceeded the average market price for these periods.

11.   Leases

The Company leases office and field equipment, vehicles and buildings under various operating and capital leases. Rent expense under all operating leases was approximately $56.6 million, $58.1 million and $51.6 million for the fiscal years ended October 2, 2005, October 3, 2004 and September 28, 2003, respectively. Amounts payable under noncancelable operating and capital lease commitments are as follows during the following fiscal years:

Year	Operating	Capital
	(in thousands)
2006	$ 26,658	$ 1,057
2007	20,941	419
2008	16,297	96
2009	13,494	102
2010	10,098	109
Thereafter	23,452	498
Total	$ 110,940	2,281
Less: Imputed interest		(410)
Net present value		$ 1,871

The Company calculated the above imputed interest using 8.21% per annum, the borrowing weighted average interest rate as of October 2, 2005.

In connection with the continuing consolidation of certain operations in the civil infrastructure and communications businesses, and in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, the Company recorded a charge related to the abandonment of certain leased facilities of $5.6 million in the second quarter of fiscal 2005, which was offset by an adjustment of $1.8 million due to favorable sub-lease agreements and lease settlements in the third and fourth quarters of fiscal 2005. These amounts were recorded as selling, general and administrative expenses. These facilities are no longer in use, and the estimated costs are net of reasonably estimated sublease income. There were no other charges required to be accrued by SFAS No. 146.

The following is a summary of lease exit accrual activity:

	October 3, 2004	Charge	Reserve Utilization	Adjustments	October 2, 2005
	(in thousands)
Resource management	$ —	$ 300	$ (40)	$ —	$ 260
Infrastructure	1,200	3,400	(1,110)	(470)	3,020
Communications	—	1,900	(540)	(1,360)	—
Total	$ 1,200	$ 5,600	$ (1,690)	$ (1,830)	$ 3,280

12.   Retirement Plans

The Company and its subsidiaries have established defined contribution plans including 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 2, 2005, October 3, 2004 and September 28, 2003, employer contributions relating to the plans were approximately $6.0 million, $14.1 million and $12.3 million, respectively.  In the fourth quarter of fiscal 2005, the Company realized forfeitures which favorably impacted earnings by $2.5 million.

13.   Comprehensive Income (Loss)

The Company includes two components in its comprehensive income (loss): net income (loss) during a period and other comprehensive income (loss). Other comprehensive income consists of translation gains and losses from subsidiaries with functional currencies different than the Company’s reporting currency. Comprehensive loss of $99.1 million, income of $24.5 million and loss of $63.9 million were realized for the fiscal years ended October 2, 2005, October 3, 2004 and September 28, 2003, respectively. The Company realized a net translation gain of $0.4 million, $0.8 million and $1.4 million for the fiscal years ended October 2, 2005, October 3, 2004 and September 28, 2003, respectively.

14.   Litigation

The Company is subject to certain claims and lawsuits typically filed against engineering and consulting firms, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. Management’s opinion is that the resolution of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company continues to be involved in the contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (ZCA). In April 2002, a Washington County Court in Bartlesville, Oklahoma dismissed with prejudice the Company’s counter-claims relating to receivables due from ZCA and other costs. In December 2002, the Court rendered a judgment for $4.1 million and unquantified legal fees against the Company in this dispute. In February 2004, the Court quantified the previous award and ordered the Company to pay approximately $2.6 million in ZCA’s attorneys’ and consultants’ fees and expenses, together with post-judgment interest.

The Company has posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of the Company’s appeals. In its decision, the Court vacated the $4.1 million verdict against the Company. In addition, the Court upheld the dismissal of the Company’s counter-claims. The Court has not yet ruled on the status of ZCA’s attorneys’ and consultants’ fees and expenses. Several legal alternatives remain available to both parties including appeals to the Oklahoma Supreme Court. On January 18, 2005, both the Company and ZCA filed petitions for rehearing with the Oklahoma Court of Civil Appeals. Although the Company’s legal counsel in these matters continues to believe that a favorable outcome is reasonably possible, final outcome of these matters cannot yet be accurately predicted. As a result, the Company continues to maintain the amounts recorded in its restated fiscal 2002 financial statements, consisting of $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA’s attorneys’ and consultants’ fees and expenses. Once the legal proceedings relating to ZCA are finally resolved, accruals will be adjusted appropriately.

15.   Reportable Segments

The Company manages its business in three reportable segments: resource management, infrastructure and communications. The Company’s management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. The resource management reportable segment provides engineering and consulting services related primarily to water quality and availability, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning to both public and private organizations. The infrastructure reportable segment provides engineering, program management and construction management services for the additional development, upgrade and replacement of existing civil and security infrastructure to both public and private organizations. The communications reportable segment provides network planning, engineering, site acquisition and construction management services to telecommunications companies and cable operators.

The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties; that is, by applying a negotiated fee onto the cost of the services performed. The Company’s management evaluates the performance of these reportable segments based upon their respective income (loss) from operations before the effect of any acquisition-related amortization. All inter-company balances and transactions are eliminated in consolidation.

The following tables set forth summarized financial information concerning the Company’s reportable segments:

Reportable Segments:

	Resource Management	Infrastructure	Communications	Total
	(in thousands)
Fiscal Year Ended October 2, 2005
Revenue	$ 890,036	$ 376,680	$ 75,232	$ 1,341,948
Revenue, net of subcontractor costs	574,275	301,628	23,276	899,179
Gross profit (loss)	102,535	46,354	(34,298)	114,591
Segment income (loss) from operations	35,340	(95,770)	(45,999)	(106,429)
Depreciation expense	5,218	2,997	2,094	10,309
Total assets	445,314	65,786	35,191	546,291
Fiscal Year Ended October 3, 2004
Revenue	$ 861,545	$ 393,929	$ 163,814	$ 1,419,288
Revenue, net of subcontractor costs	585,807	315,301	74,101	975,209
Gross profit (loss)	114,264	51,299	(14,304)	151,259
Segment income (loss) from operations	61,935	18,419	(23,933)	56,421
Depreciation expense	6,212	3,674	3,816	13,702
Total assets	414,334	151,105	84,063	649,502
Fiscal Year Ended September 28, 2003
Revenue	$ 684,201	$ 325,814	$ 112,775	$ 1,122,790
Revenue, net of subcontractor costs	486,729	269,499	68,354	824,582
Gross profit	101,399	55,725	14,900	172,024
Segment income from operations	61,305	25,722	5,707	92,734
Depreciation expense	4,372	4,671	3,142	12,185
Total assets	355,915	139,592	86,920	582,427

Reconciliations:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004	September 28, 2003
	(in thousands)
Revenue
Revenue from reportable segments	$1,341,948	$1,419,288	$1,122,790
Elimination of inter-segment revenue	(55,917)	(43,129)	(35,804)
Total consolidated revenue	$1,286,031	$1,376,159	$1,086,986
Revenue, net of subcontractor costs
Revenue, net of subcontractor costs from reportable segments	$899,179	$975,209	$824,582
Total consolidated revenue, net of subcontractor costs	$899,179	$975,209	$824,582
Gross profit
Gross profit from reportable segments	$114,591	$151,259	$172,024
Total consolidated gross profit	$114,591	$151,259	$172,024
Income (loss) from operations
Segment income (loss) from operations	$(106,429)	$56,421	$92,734
Other expense(1)	(5,453)	(4,356)	(4,176)
Amortization of intangibles	(1,785)	(2,418)	(1,286)
Total consolidated income (loss) from operations	$(113,667)	$49,647	$87,272
Total assets
Total assets from reportable segments	$546,291	$649,502	$582,427
Total assets not allocated to segments	180,096	223,325	184,621
Total assets of discontinued operations	18,060	22,842	24,237
Elimination of inter-segment assets	(96,404)	(87,162)	(88,053)
Total consolidated assets	$648,043	$808,507	$703,232

(1)             Other expense includes corporate costs not allowable or allocable to the segments and litigation settlements.

Geographic Information:

	Fiscal Year Ended
	October 2, 2005		October 3, 2004		September 28, 2003
	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)
	(in thousands)
United States	$899,179	$252,478	$975,209	$351,545	$824,582	$303,879

(1)             Revenue, net of subcontractor costs, is reported based on clients’ locations.

(2)             Long-lived assets include non-current assets of the Company.

16.   Major Clients

Other than the federal government, the Company had no single client that accounted for more than 10% of its revenue. All three segments reported revenue from federal government, state and local government and commercial clients.

The following table presents revenue, net of subcontractor costs, by client sector:

	Fiscal Year Ended
Client Sector	October 2, 2005	October 3 2004	September 28, 2003
	($ in thousands)
Federal government	$ 426,672	$ 443,412	$ 287,020
State and local government	148,304	161,263	172,589
Commercial	321,258	361,860	362,397
International	2,945	8,674	2,576
Total	$ 899,179	$ 975,209	$ 824,582

17.   Restatement

Subsequent to the fourth quarter of the Company’s fiscal year ended October 3, 2004, the Company’s management, along with the Audit Committee of its Board of Directors, identified certain accounting errors, as described below. As a result, the accompanying Consolidated Financial Statements for the fiscal year ended September 28, 2003 were restated from the amounts previously reported.

The principal adjustments are summarized below:

Legal Proceedings

In connection with the jury verdict rendered against the Company in a contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (ZCA), the Company recorded a reserve for the verdict in the amount of $4.1 million in fiscal 2002 (see Note 14). The judgment also required the Company to pay ZCA’s unquantified attorneys’ fees and expenses. The Company has concluded that it should have recorded a $2.6 million reserve in fiscal 2002 for these fees. Additionally, the Company has concluded that it should have fully reserved for a contract receivable in fiscal 2002 that was owed to the Company by ZCA in the amount of $1.2 million at the time its counter-claim against ZCA was dismissed by the court in April 2002. Finally, the Company has concluded that it improperly capitalized legal fees and expenses in the amounts of $481,000, $657,000 and $512,000 during fiscal 2001, 2002 and 2003, respectively.

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

A summary of the significant effects of the restatement is as follows:

	Fiscal Year Ended September 28, 2003
	As Previously Reported	Restatement Amounts	Reclassification Amounts(1)	As Restated and Reclassified
	(in thousands, except per share data)
Revenue	$ 1,132,050	$ (1,383)	$ (43,681)	$ 1,086,986
Revenue, net of subcontractor costs	860,772	(1,383)	(34,807)	824,582
Gross profit	180,614	(383)	(8,207)	172,024
Selling, general and administrative expenses	87,462	862	(3,572)	84,752
Income from operations	93,152	(1,245)	(4,635)	87,272
Income before income tax expense and cumulative effect of accounting change	83,878	(1,245)	(4,635)	77,998
Income tax expense	33,769	(495)	(1,886)	31,388
Income from continuing operations	50,109	(750)	(2,749)	46,610
Income from discontinued operations, net of tax	—	—	2,749	2,749
Income before cumulative effect of accounting change	50,109	(750)	—	49,359
Net loss	$ (64,560)	$ (750)	—	$ (65,310)
Basic loss per share:
Income before cumulative effect of accounting change	$ 0.94	—	—	$ 0.90
Net loss	(1.21)	—	—	(1.19)
Diluted (loss) earnings per share:
Income before cumulative effect of accounting change	$ 0.90	—	—	$ 0.88
Net loss	(1.16)	—	—	(1.17)
Weighted average common shares outstanding:
Basic	53,531	—	—	54,766
Diluted	55,782	—	—	55,782

(1)    See Note 2.

18.   Quarterly Financial Information—Unaudited

In the opinion of management, the following unaudited quarterly data for the fiscal years ended October 2, 2005 and October 3, 2004 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

Fiscal Year 2005(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$ 331,998	$ 275,242	$ 327,607	$ 351,184
Revenue, net of subcontractor costs	235,386	200,360	233,010	230,423
Gross profit (loss)	39,328	(17,259)	38,818	53,704
Income (loss) from continuing operations	7,675	(123,240)	4,419	12,468
Income(loss) from discontinued operations	228	(593)	2,986	(3,412)
Net income (loss)(2)	7,903	(123,833)	7,405	9,056
Basic earnings (loss) per share:
Income (loss) from continuing operations	$ 0.14	$ (2.18)	$ 0.08	$ 0.22
Income (loss) from discontinued operations	—	(0.01)	0.05	(0.06)
Net income (loss)	$ 0.14	$ (2.19)	$ 0.13	$ 0.16
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$ 0.14	$ (2.18)	$ 0.08	$ 0.22
Income (loss) from discontinued operations	—	(0.01)	0.05	(0.06)
Net income (loss)	$ 0.14	$ (2.19)	$ 0.13	$ 0.16
Weighted average common shares outstanding:
Basic	56,469	56,643	56,808	57,026
Diluted	56,977	56,643	57,002	57,546

Fiscal Year 2004(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$ 319,880	$ 317,504	$ 359,523	$ 379,252
Revenue, net of subcontractor costs	230,994	233,021	254,189	257,005
Gross profit	45,536	45,581	41,324	18,818
Income (loss) from continuing operations	12,080	12,053	8,215	(8,879)
Income (loss) from discontinued operations	862	976	816	(2,381)
Net income (loss)	12,942	13,029	9,031	(11,260)
Basic earnings (loss) per share:
Income (loss) from continuing operations	$ 0.22	$ 0.21	$ 0.15	$ (0.16)
Income (loss) from discontinued operations	0.01	0.02	0.01	(0.04)
Net income (loss)	$ 0.23	$ 0.23	$ 0.16	$ (0.20)
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$ 0.21	$ 0.21	$ 0.15	$ (0.16)
Income (loss) from discontinued operations	0.01	0.02	0.01	(0.04)
Net income (loss)	$ 0.22	$ 0.23	$ 0.16	$ (0.20)
Weighted average common shares outstanding:
Basic	55,504	55,885	56,104	56,382
Diluted	57,395	57,465	57,157	56,382

(1)    As a result of the reporting for discontinued operations in the fourth quarter of fiscal 2005, the Company restated all periods presented.

(2)    As a result of the two-step interim impairment test required by SFAS No. 142, the Company recorded a goodwill impairment charge of $105.0 million in the second quarter of fiscal 2005. This charge related to the Company’s infrastructure reportable  segment.

SECURITIES INFORMATION

Tetra Tech’s common stock is traded on the Nasdaq National Market under the symbol TTEK. There were 3,036 stockholders of record as of December 1, 2005. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. Tetra Tech’s Credit Agreement and Note Purchase Agreement restrict the extent to which cash dividends may be declared or paid.

The high and low sales prices per share for the common stock for the last two fiscal years, as reported by the Nasdaq National Market, are set forth in the following tables.

Fiscal Year 2005	High	Low
First Quarter	$17.02	$11.98
Second Quarter	16.82	12.45
Third Quarter	13.53	10.51
Fourth Quarter	17.24	13.40

Fiscal Year 2004	High	Low
First Quarter	$25.97	$19.21
Second Quarter	27.60	19.10
Third Quarter	22.74	14.33
Fourth Quarter	18.99	12.50