Form 10-K, Exhibit 13
period 2006-10-01
TETRA TECH INC
filed 2006-12-28
CIK 831641

EXHIBIT 13

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share data)

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004(1)	September 28, 2003(2)	September 29, 2002(3)
Statements of Operations Data
Revenue	$1,414,704	$1,279,531	$1,288,998	$1,034,295	$852,885
Subcontractor costs	456,063	368,629	341,517	237,205	177,443
Revenue, net of subcontractor costs	958,641	910,902	947,481	797,090	675,442
Other contract costs	776,768	758,554	791,560	633,783	538,143
Gross profit	181,873	152,348	155,921	163,307	137,299
Selling, general and administrative expenses	112,378	120,635	98,618	82,605	94,608
Impairment of goodwill and other intangible assets	—	105,612	—	—	—
Income (loss) from operations	69,495	(73,899)	57,303	80,702	42,691
Interest expense—net	5,098	11,165	9,664	8,940	5,415
Income (loss) from continuing operations before income tax expense (benefit)	64,397	(85,064)	47,639	71,762	37,276
Income tax expense (benefit)	27,933	(11,026)	19,532	28,897	16,018
Income (loss) from continuing operations	36,464	(74,038)	28,107	42,865	21,258
Income (loss) from discontinued operations, net of tax (4)	140	(25,431)	(4,365)	6,494	8,034
Income (loss) before cumulative effect of accounting change	36,604	(99,469)	23,742	49,359	29,292
Cumulative effect of accounting change (5)	—	—	—	(114,669)	—
Net income (loss)	$36,604	$(99,469)	$23,742	$(65,310)	$29,292
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.64	$(1.30)	$0.50	$0.78	$0.39
Income (loss) from discontinued operations, net of tax	—	(0.45)	(0.08)	0.12	0.15
Cumulative effect of accounting change	—	—	—	(2.09)	—
Net income (loss)	$0.64	$(1.75)	$0.42	$(1.19)	$0.54
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.63	$(1.30)	$0.49	$0.77	$0.38
Income (loss) from discontinued operations, net of tax	—	(0.45)	(0.08)	0.12	0.15
Cumulative effect of accounting change	—	—	—	(2.06)	—
Net income (loss)	$0.63	$(1.75)	$0.41	$(1.17)	$0.53
Weighted average common shares outstanding:
Basic	57,376	56,736	55,969	54,766	53,995
Diluted	57,892	56,736	57,288	55,782	55,086

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004(1)	September 28, 2003(2)	September 29, 2002(3)
Balance Sheet Data(6)
Working capital	$150,313	$121,614	$144,829	$160,780	$200,460
Total assets	701,679	648,135	808,507	703,232	669,018
Long-term obligations, excluding current portion	57,608	74,185	92,346	107,463	110,000
Stockholders’ equity	354,803	304,616	397,500	358,205	412,707

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

(4)           Amounts are net of tax benefit of $1.0 million, $16.1 million and $2.8 million, and tax expense of $4.4 million and $5.3 million, in fiscal 2006, 2005, 2004, 2003 and 2002, respectively.

(5)           Upon the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we recorded a transitional goodwill impairment charge related to our communications reportable segment.

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

OVERVIEW

We are a leading provider of consulting, engineering and technical services focused on water resource management and civil infrastructure. We serve our clients by defining problems and developing innovative and cost-effective solutions. Our solution usually begins with a scientific evaluation of the problem, one of our differentiating strengths. This solution may span the life cycle of a project. The steps of this life cycle include research and development, applied science and technology, engineering design, program management, construction management, and operations and maintenance.

Since our initial public offering in December 1991, we have increased the size and scope of our business, expanded our service offerings, and diversified our client base and the markets we serve through internal growth and strategic acquisitions. We expect to focus on internal growth, and to continue to pursue complementary acquisitions that expand our geographic reach and increase the breadth and depth of our service offerings to address existing and emerging markets. As of the end of fiscal 2006, we had more than 6,800 full-time equivalent employees worldwide, located primarily in North America in approximately 240 locations.

In the fourth quarter of fiscal 2005, we divested one operating unit in the communications segment. In fiscal 2006, we completed the sales of two operating units in our communications and resource management segments. Further, we discontinued the operations of another operating unit in the communications segment. See “Acquisitions and Divestitures” below. The results from these operating units have been reported as discontinued operations for all reporting periods. Accordingly, the following discussions generally reflect summary results from our continuing operations unless otherwise noted. However, the net income and net income per share discussions include the impact of discontinued operations.

Our results of operations for fiscal 2006 were impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which requires us to recognize a non-cash expense related to the fair value of our stock-based compensation awards. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the value of the award and is recognized as an expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date require judgment, including estimates of stock price volatility, forfeiture rates and expected option life. We elected to use the modified prospective transition method of adoption, which requires us to include this stock-based compensation charge in our results of operations beginning in the first quarter of fiscal 2006 without adjusting the financial statements of prior periods. As a result of adopting SFAS 123R on October 3, 2005, our income from continuing operations for fiscal 2006 included a pre-tax charge of $4.8 million for stock-based compensation expense.

In August 2006, we, along with the Audit Committee, commenced a voluntary review of past stock option grants and practices with the assistance of outside legal counsel. This review covered the timing and pricing of all stock option grants made under our stock option plans during fiscal years 1998 through 2006. Based upon information gathered during the review and advice received from outside counsel, the Audit Committee and the Board of Directors concluded that we did not engage in intentional or fraudulent misconduct in the granting of stock options. However, due to unintentional errors, the accounting measurement dates for certain historical stock option grants were found to be erroneous and differed from their actual grant dates. As a result of revising the accounting measurement dates for these stock option grants, we recorded an additional pre-tax non-cash stock-based compensation charge of $3.2 million in our consolidated financial statements for fiscal 2006. This charge was computed pursuant to the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), for all periods through October 2, 2005 and pursuant to SFAS 123R for fiscal 2006. The $3.2 million charge consisted of $2.3 million related to continuing operations and $0.9 million related to discontinued operations. We concluded that the respective charges resulting from the difference between the measurement dates used for financial accounting and reporting purposes and the actual grant dates for certain stock option grants were not material to any previously reported historical period, and the cumulative charge was not material to the current fiscal year. As such, this cumulative pre-tax charge of $3.2 million was recorded in the results of fiscal 2006 and the financial statements of prior periods were not restated.

We derive our revenue from fees for professional and technical services. As a service-based company, we are labor-intensive rather than capital-intensive. Our revenue is driven by our ability to attract and retain qualified and productive employees, identify business opportunities, secure new and renew existing client contracts, provide outstanding services to our clients and execute projects successfully. Our income (loss) from continuing operations is derived from our ability to generate revenue and collect cash under our contracts in excess of our subcontractor costs, other contract costs, and selling, general and administrative (SG&A) expenses.

We provide our services to a diverse base of federal and state and local government agencies, as well as commercial and international clients. The following table presents the approximate percentage of our revenue, net of subcontractor costs, by client sector:

	Fiscal Year
Client Sector	2006	2005	2004
Federal government	46.7%	46.7%	46.4%
State and local government	17.5	17.9	19.1
Commercial	35.1	35.1	33.6
International	0.7	0.3	0.9
	100.0%	100.0%	100.0%

We managed our business in three reportable segments in fiscal 2006:  resource management, infrastructure and communications. Management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. Our resource management segment provides engineering, consulting and construction services primarily addressing water quality and availability, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning. Our infrastructure segment provides engineering, systems integration, program management, and construction management services for the development, upgrading, replacement and maintenance of civil infrastructure. Our communications segment provides engineering, permitting, site acquisition, and construction management services to state and local governments, telecommunications companies and cable operators.

Due to our exit from the wireless communications business, the remaining portion of the communications business, known as the wired business, represents a relatively small part of our overall business. Our wired business serves clients and performs services that are similar in nature to those of the infrastructure business. These clients include state and local governments, telecommunications companies and cable operators, and the services include engineering, permitting, site acquisition and construction management. During the first quarter of fiscal 2006, we developed and started implementing the initial phase of a plan to combine operating units and re-align our management structure. Through the end of fiscal 2006, we continued to implement the plan by re-aligning the leadership, defining strategic and operating plan objectives, and analyzing management information reporting requirements. We will continue to assess the impact if any, of this plan, and expect to complete this implementation in fiscal 2007.

The following table presents the approximate percentage of our revenue, net of subcontractor costs, by reportable segment:

	Fiscal Year
Reportable Segment	2006	2005	2004
Resource management	62.7%	63.1%	61.8%
Infrastructure	32.7	33.1	33.3
Communications	4.6	3.8	4.9
	100.0%	100.0%	100.0%

Our services are provided under three principal types of contracts:  fixed-price, time-and-materials, and cost-plus. The following table presents the approximate percentage of our revenue, net of subcontractor costs, by contract type:

	Fiscal Year
Contract Type	2006	2005	2004
Fixed-price	33.5%	33.8%	30.5%
Time-and-materials	43.0	47.7	43.9
Cost-plus	23.5	18.5	25.6
	100.0%	100.0%	100.0%

Contract revenue and contract costs are recorded primarily using the percentage-of-completion (cost-to-cost) method. Under this method, revenue is recognized in the ratio that contract costs incurred bear to total estimated costs. Revenue and profit on these contracts are subject to revisions throughout the duration of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in full as they are identified.

In the course of providing our services, we routinely subcontract services. Generally, these subcontractor costs are passed through to our clients and, in accordance with industry practice and generally accepted accounting principles (GAAP) in the United States, are included in our revenue. Because subcontractor services can change significantly from project to project, changes in revenue may not be indicative of our business trends. Accordingly, we also report revenue less the cost of subcontractor services, and our discussion and analysis of financial condition and results of operations uses revenue, net of subcontractor costs, as a point of reference.

Our other contract costs include professional compensation and related benefits, together with certain direct and indirect overhead costs such as rents, utilities and travel. Professional compensation represents the majority of these costs. Our SG&A expenses are comprised primarily of marketing and bid and proposal costs, stock option expenses, and our corporate headquarters’ costs related to the executive offices, corporate finance, accounting, administration and information technology. Most of the costs are unrelated to specific client projects and can vary as expenses are incurred to support corporate activities and initiatives.

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

•       The number and significance of client contracts commenced and completed during a period;

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

•       Costs related to threatened or pending litigation;

•       Changes in accounting rules; and

•       General economic or political conditions.

We experience seasonal trends in our business. Our revenue is typically lower in the first quarter of our fiscal year, due primarily to Thanksgiving, Christmas and, in certain years, New Year’s holidays that fall within the first quarter. Many of our clients’ employees, as well as our own employees, take vacations during these holidays. This results in fewer billable hours worked on projects and, correspondingly, less revenue recognized. Our revenue is typically higher in the second half of the fiscal year, due to favorable weather conditions during spring and summer that result in higher billable hours. In addition, our revenue is typically higher in the fourth quarter of the fiscal year due to the federal government’s fiscal year-end spending.

TREND ANALYSIS

General.   To improve the profitability of our operations, we completed the wind-down and divestiture of non-core businesses in fiscal 2006. Consequently, our operating results for the current fiscal year reflect continued improvement compared to last year. In fiscal 2006, we experienced revenue growth of 10.6%, primarily in our federal government business and partially in our commercial business compared to fiscal 2005. We expect continued moderate revenue growth from federal government, commercial and state and local government clients.

Federal Government.   In fiscal 2006, we experienced 18.1% revenue growth in our federal government business compared to fiscal 2005. The growth resulted primarily from an increase in the U.S. Department of Defense (DoD) projects in Iraq, and partially from increased work with the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy (DOE). This growth was partially offset by reduced workload with other federal government clients, such as the Federal Aviation Administration (FAA) and the National Aeronautics and Space Administration (NASA). Overall, we believe that our federal government business will experience modest growth in fiscal 2007 due to increased Base Realignment and Closure (BRAC) spending, which will be partially offset by reduced activity in the unexploded ordnance (UXO) and reconstruction projects in Iraq compared to fiscal 2006.

State and Local Government.   In fiscal 2006, our state and local government business was flat compared to fiscal 2005. We experienced increased workload with most of our state and local government clients due to budget surpluses as most states continued to experience stable financial conditions in fiscal 2006. However, this increase was offset by a funding delay for a large fiber-to-the-premises project and the planned wind-down of the fixed-price civil construction projects. For fiscal 2007, we anticipate modest revenue growth from our state and local government clients.

Commercial.   In fiscal 2006, our commercial business experienced moderate revenue growth compared to fiscal 2005. The growth resulted from increased capital spending and discretionary environmental project funding. However, this growth was partially offset by the planned wind-down of fixed-price civil construction projects. We believe that our commercial business will continue to follow the general trends of the U.S. economy.

ACQUISITIONS AND DIVESTITURES

Acquisitions.   We acquired Advanced Management Technology, Inc. (AMT), an operating unit in our infrastructure segment, on March 5, 2004. In fiscal 2005, we made no acquisitions. In the second quarter of fiscal 2006, one of our infrastructure operating units acquired the net assets of two engineering companies for a combined purchase price of $1.8 million. The purchase price consisted of cash and notes payable, and the acquisitions were accounted for as purchases. The fiscal 2006 acquisitions were not considered material as they did not have a material impact on our financial position, results of operations or cash flows for fiscal 2006.

Divestitures.   In fiscal 2005, we sold eXpert Wireless Solutions, Inc. (EWS), an operating unit in the communications segment. In fiscal 2006, we sold Vertex Engineering Services, Inc. (VES) and Tetra Tech Canada Ltd. (TTC), operating units in the resource management and communications segments, respectively. Further, in fiscal 2006, we ceased all revenue producing activities for Whalen & Company, Inc. (WAC), an operating unit in the communications segment. Accordingly, these four operating units have been reported as discontinued operations for all reporting periods. The discontinued operations generated $9.7 million, $74.5 million and $148.6 million of revenue in fiscal 2006, 2005 and 2004, respectively.

RESULTS OF OPERATIONS

Overall, our operating results for fiscal 2006 improved compared to fiscal 2005. The improvement resulted primarily from the wind-down of the fixed-price civil construction business and our focus on project performance to enhance the profitability of our future results.

In fiscal 2005, our results were significantly impacted by impairment charges and poor operating performance. These charges included $105.6 million for goodwill and other intangible asset impairment. To a lesser extent, we also recorded contract losses, bad debt expenses, lease exit costs and long-lived asset impairment charges. In fiscal 2006, these charges were not incurred, or were significantly lower than those incurred in fiscal 2005.

Fiscal 2006 Compared to Fiscal 2005

Consolidated Results

	Fiscal Year Ended
	October 1,	October 2,	Change
	2006	2005	$	%
	($ in thousands)
Revenue	$1,414,704	$1,279,531	$135,173	10.6%
Subcontractor costs	456,063	368,629	87,434	23.7
Revenue, net of subcontractor costs	958,641	910,902	47,739	5.2
Other contract costs	776,768	758,554	18,214	2.4
Gross profit	181,873	152,348	29,525	19.4
Selling, general and administrative expenses	112,378	120,635	(8,257)	(6.8)
Impairment of goodwill and other intangible assets	—	105,612	(105,612)	(100.0)
Income (loss) from operations	69,495	(73,899)	143,394	194.0
Interest expense—net	5,098	11,165	(6,067)	(54.3)
Income (loss) from continuing operations before income tax expense (benefit)	64,397	(85,064)	149,461	175.7
Income tax expense (benefit)	27,933	(11,026)	38,959	353.3
Income (loss) from continuing operations	36,464	(74,038)	110,502	149.2
Income (loss) from discontinued operations, net of tax	140	(25,431)	25,571	100.6
Net income (loss)	$36,604	$(99,469)	$136,073	136.8%

The following table presents the percentage relationship of certain items to our revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	81.0	83.3
Gross profit	19.0	16.7
Selling, general and administrative expenses	11.7	13.2
Impairment of goodwill and other intangible assets	—	11.6
Income (loss) from operations	7.3	(8.1)
Interest expense—net	0.6	1.2
Income (loss) from continuing operations before income tax expense (benefit)	6.7	(9.3)
Income tax expense (benefit)	2.9	(1.2)
Income (loss) from continuing operations	3.8	(8.1)
Income (loss) from discontinued operations, net of tax	—	(2.8)
Net income (loss)	3.8%	(10.9)%

In fiscal 2006, revenue increased $135.2 million, or 10.6%, compared to fiscal 2005. The increase was due primarily to the growth in our federal government business with the DoD, EPA and DOE, particularly with work associated with reconstruction projects in Iraq, UXO, and environmental planning, compliance and remediation. This growth was partially offset by the reduced workload with the FAA and NASA. To a lesser extent, we experienced revenue growth in other businesses with commercial, state and local government, and international clients. The increase was in large part offset by the wind-down of the fixed-price civil construction projects and a funding delay for a large fiber-to-the-premises project.

Revenue, net of subcontractor costs, increased $47.7 million, or 5.2%, in fiscal 2006, compared to fiscal 2005, for the reasons described above. In addition, we experienced higher subcontracting requirements due to a change in project mix in our federal government work, particularly with the reconstruction projects in Iraq. Further, our program management activities on federal government contracts typically result in higher levels of subcontracting activities that are partially driven by government-mandated small business set-aside requirements.

In fiscal 2006, other contract costs increased $18.2 million, or 2.4%, compared to fiscal 2005. The increase was due primarily to additional costs incurred to support revenue growth. In fiscal 2005, we recognized charges that were related to contract losses and an arbitration award against us in a contract dispute. In fiscal 2006, we did not incur these costs to the same extent as in fiscal 2005, due to our stronger emphasis on project and overhead cost controls and contract risk management. As a result, we improved the alignment of costs to our revenue base through significant reductions in project cost overruns and, to a lesser extent, overhead costs. As a percentage of revenue, net of subcontractor costs, other contract costs were 81.0% and 83.3% in fiscal 2006 and 2005, respectively.

In fiscal 2006, gross profit increased $29.5 million, or 19.4%, compared to fiscal 2005. The increase resulted primarily from our focus on revenue growth, our exit from the fixed-price civil infrastructure construction business, contract risk management and overhead efficiency. In addition, in fiscal 2006, we experienced significantly lower contract charges. Further, we were not required to complete work without profit on previously recognized loss contracts to the same extent as in fiscal 2005. As a percentage of revenue, net of subcontractor costs, gross profit was 19.0% and 16.7% in fiscal 2006 and 2005, respectively.

In fiscal 2006, SG&A expenses decreased $8.3 million, or 6.8%, compared to fiscal 2005. In fiscal 2005, we incurred significant bad debt expenses, lease exit costs, asset impairment charges, legal expenses and, to a lesser extent, charges related to the requirements of the Sarbanes-Oxley Act of 2002 (SOX) and the amendment of our debt arrangements. These charges were not incurred, or were significantly lower, in fiscal 2006. However, we incurred higher ongoing SG&A expenses in fiscal 2006 compared to fiscal 2005 due to the growth of our business and an increase in marketing and business development costs. In addition, we adopted SFAS 123R under which we recognized $4.8 million of stock-based compensation expense in fiscal 2006. Further, following a review of our stock option granting practices, we recorded an additional pre-tax non-cash stock-based compensation charge of $2.3 million related to continuing operations in fiscal 2006. As a percentage of revenue, net of subcontractor costs, SG&A expenses decreased to 11.7% in fiscal 2006 from 13.2% in fiscal 2005. Our SG&A expenses may continue to vary as we continue implementation of our enterprise resource planning (ERP) system and fund growth initiatives in fiscal 2007.

Due to several factors that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction projects, we did not operate this business profitably. Accordingly, during that quarter, we made a strategic decision to change our business model and to no longer pursue fixed-price civil infrastructure construction projects. These projects include institutional, commercial and leisure facilities, and transportation and water infrastructure projects. Prior to this quarter, we had actively pursued and conducted business in the fixed-price civil infrastructure area, and had not been contemplating such a change. Further, we came to the conclusion that we were unwilling to absorb further operating losses or make additional investments necessary to return the operations to profitability when resources could be deployed in other areas that offered positive rates of return. The above-mentioned factors were the key triggers that led us to believe that the goodwill was likely impaired. Under SFAS 142 Goodwill and Other Intangible Assets (SFAS 142), we were required to assess the impact of this decision by performing an interim impairment test. As a result of this test, we determined that the carrying amount of our goodwill was impaired and recorded an impairment charge of $105.0 million in our infrastructure segment in the second quarter of fiscal 2005. In addition, we recorded a $0.6 million impairment charge for the infrastructure segment identifiable intangible assets.

In fiscal 2006, net interest expense decreased $6.1 million, or 54.3%, compared to fiscal 2005. Borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $85.2 million at a weighted average interest rate of 7.6% per annum in fiscal 2006, compared to $143.6 million at a weighted average interest rate of 6.6% per annum in fiscal 2005. The decrease in net interest expense also resulted from interest income generated by short-term investments of cash and promissory notes received in connection with the sales of EWS, VES and TTC.

In fiscal 2006, income tax expense increased $39.0 million, compared to fiscal 2005. The increase resulted primarily from the recognition of income in fiscal 2006 compared to the loss in fiscal 2005. Our effective tax rate increased to 43.4% in fiscal 2006 from 13.0% (benefit) in fiscal 2005. The change in the tax rate was due primarily to the non-deductibility of the majority of the goodwill impairment charge recognized in fiscal 2005 and, to a lesser extent, the SFAS 123R expense for incentive stock options incurred in fiscal 2006.

In fiscal 2006, income from discontinued operations was $0.1 million, net of tax benefit of $1.0 million, compared to a loss of $25.4 million, net of tax benefit of $16.1 million in fiscal 2005. The loss in fiscal 2005 was partially offset by a gain of $2.4 million, net of tax benefit of $1.5 million, on the sales of discontinued

operations. Discontinued operations generated $9.7 million and $74.5 million of revenue in fiscal 2006 and 2005, respectively.

Results of Operations by Reportable Segment

Resource Management

	Fiscal Year Ended
	October 1,	October 2,	Change
	2006	2005	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$601,059	$574,275	$26,784	4.7%
Other contract costs	488,041	471,740	16,301	3.5
Gross profit	$113,018	$102,535	$10,483	10.2%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	81.2	82.1
Gross profit	18.8%	17.9%

In fiscal 2006, revenue, net of subcontractor costs, increased $26.8 million, or 4.7%, compared to fiscal 2005. Overall, resource management experienced a broad-based growth in the core business. The increase resulted primarily from our federal government work with the DoD, DOE and, to a lesser extent, EPA. We also experienced growth in our international and state and local government work. Further, the growth in our commercial environmental management work for Fortune 500 clients contributed to the increase. This growth was offset by the wind-down of the fixed-price civil construction projects.

In fiscal 2006, other contract costs increased $16.3 million, or 3.5%, compared to fiscal 2005. In large part, we incurred higher costs to support revenue growth. To a lesser extent, we experienced a change in our contract mix, which included a higher percentage of cost-plus contracts. This resulted in more contracts with relatively higher costs and lower profit margins. In fiscal 2005, we recognized contract losses for fixed-price construction-related work and an arbitration award against us in a contract dispute, all of which caused an increase in contract costs. We did not experience such costs at this level in fiscal 2006. As a percentage of revenue, net of subcontractor costs, other contract costs were 81.2% and 82.1% in fiscal 2006 and 2005, respectively.

In fiscal 2006, gross profit increased $10.5 million, or 10.2%, compared to fiscal 2005 for the reasons described above. As a percentage of revenue, net of subcontractor costs, gross profit was 18.8% and 17.9% in fiscal 2006 and 2005, respectively.

Infrastructure

	Fiscal Year Ended
	October 1,	October 2	Change
	2006	2005	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$313,876	$301,628	$12,248	4.1%
Other contract costs	253,462	255,274	(1,812)	(0.7)
Gross profit	$60,414	$46,354	$14,060	30.3%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	80.8	84.6
Gross profit	19.2%	15.4%

In fiscal 2006, revenue, net of subcontractor costs, increased $12.2 million, or 4.1%, compared to fiscal 2005. The increase resulted from the growth in our commercial business and, to a lesser extent, increased state and local government business within this segment. In addition, we experienced lower revenue in fiscal 2005 due to the closing and consolidation of our fixed-price civil infrastructure business. The increase in fiscal 2006 was partially offset by a decline in federal government work with the FAA and NASA.

In fiscal 2006, other contract costs decreased $1.8 million, or 0.7%, compared to fiscal 2005. In fiscal 2005, we recognized additional contract costs on loss projects. In fiscal 2006, we did not experience these contract charges at the same level as in fiscal 2005 due to our increased emphasis on contract risk management and focus on reducing facility and personnel overhead costs. The decrease was partially offset by higher costs incurred to support revenue growth and, to a lesser extent, the impact of the change in our contract mix. Although our revenue from state and local projects increased, these projects typically have lower margins than federal government and commercial projects. As a percentage of revenue, net of subcontractor costs, other contract costs were 80.8% and 84.6% in fiscal 2006 and 2005, respectively.

In fiscal 2006, gross profit increased $14.1 million, or 30.3%, compared to fiscal 2005 for the reasons described above. As a percentage of revenue, net of subcontractor costs, gross profit was 19.2% and 15.4% in fiscal 2006 and 2005, respectively.

Communications

	Fiscal Year Ended
	October 1,	October 2	Change
	2006	2005	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$43,706	$34,999	$8,707	24.9%
Other contract costs	35,265	31,540	3,725	11.8
Gross profit	$8,441	$3,459	$4,982	144.0%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	80.7	90.1
Gross profit	19.3%	9.9%

In fiscal 2006, revenue, net of subcontractor costs, increased $8.7 million, or 24.9%, compared to fiscal 2005. The increase resulted primarily from the change in our contract execution as we self-performed more work and subcontracted less. We also experienced revenue growth in fiscal 2006 from our commercial clients, which was consistent with the upturn in the U.S. economy. In fiscal 2005, we experienced a revenue reduction as we consolidated and closed facilities that performed fixed-price civil construction work. The overall increase in fiscal 2006 was partially offset by a decline in our state and local government business due to a funding delay for a large fiber-to-the-premises project that caused the postponement of virtually all work in the second half of the year.

In fiscal 2006, other contract costs increased $3.7 million, or 11.8%, compared to fiscal 2005. The increase resulted primarily from higher costs incurred to support revenue growth and increased self-performance of contracts. During the first half of fiscal 2005, we incurred costs related to our exit from non-core businesses, including loss contract charges and lease impairment costs. These costs were not incurred in fiscal 2006. As a percentage of revenue, net of subcontractor costs, other contract costs were 80.7% and 90.1% in fiscal 2006 and 2005, respectively.

In fiscal 2006, gross profit increased $5.0 million, or 144.0%, compared to fiscal 2005 for the reasons described above. As a percentage of revenue, net of subcontractor costs, gross profit was 19.3% and 9.9% in fiscal 2006 and 2005, respectively.

Fiscal 2005 Compared to Fiscal 2004

Consolidated Results

	Fiscal Year Ended
	October 2,	October 3,	Change
	2005	2004	$	%
	($ in thousands)
Revenue	$1,279,531	$1,288,998	$(9,467)	(0.7)%
Subcontractor costs	368,629	341,517	27,112	7.9
Revenue, net of subcontractor costs	910,902	947,481	(36,579)	(3.9)
Other contract costs	758,554	791,560	(33,006)	(4.2)
Gross profit	152,348	155,921	(3,573)	(2.3)
Selling, general and administrative expenses	120,635	98,618	22,017	22.3
Impairment of goodwill and other intangible assets	105,612	—	105,612	100.0
Income (loss) from operations	(73,899)	57,303	(131,202)	(229.0)
Interest expense—net	11,165	9,664	1,501	15.5
Income (loss) from continuing operations before income tax expense (benefit)	(85,064)	47,639	(132,703)	(278.6)
Income tax expense (benefit)	(11,026)	19,532	(30,558)	(156.5)
Income (loss) from continuing operations	(74,038)	28,107	(102,145)	(363.4)
Income (loss) from discontinued operations, net of tax	(25,431)	(4,365)	(21,066)	(482.6)
Net income (loss)	$(99,469)	$23,742	$(123,211)	(519.0)%

Revenue decreased $9.5 million, or 0.7%, in fiscal 2005, compared to fiscal 2004. As we executed our business plan to improve profitability by eliminating civil construction work, revenue decreased in civil infrastructure, wired communications business and one operating unit in the resource management segment. To a lesser extent, we experienced a reduction in our federal work from the DoD due to the slowdown of our UXO project in Iraq and a decline in our federal work with the DOE. The decline was partially offset by growth in commercial environmental management and water resources programs in our resource management segment, as well as the acquisitive revenue contributed by AMT from federal government clients in the first half of fiscal 2005.

Revenue, net of subcontractor costs, decreased $36.6 million, or 3.9%, in fiscal 2005, compared to fiscal 2004, due primarily to the reasons described above. In addition, the decrease was partially caused by slightly higher subcontracting requirements in fiscal 2004, which can vary significantly by project and by phases within a project.

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	83.3	83.5
Gross profit	16.7	16.5
Selling, general and administrative expenses	13.2	10.4
Impairment of goodwill and other intangible assets	11.6	—
Income (loss) from operations	(8.1)	6.1
Interest expense—net	1.2	1.0
Income (loss) from continuing operations before income tax expense (benefit)	(9.3)	5.1
Income tax expense (benefit)	(1.2)	2.1
Income (loss) from continuing operations	(8.1)	3.0
Income (loss) from discontinued operations, net of tax	(2.8)	(0.5)
Net income (loss)	(10.9)%	2.5%

Other contract costs decreased $33.0 million, or 4.2%, in fiscal 2005, compared to fiscal 2004. In connection with the execution of our business plan to improve profitability by eliminating civil construction work, other contract costs declined in the wired communications and infrastructure segments in fiscal 2005 due to workload reduction compared to fiscal 2004. These were partially offset by increased costs in the resource management segment, due primarily to contract losses incurred by one operating unit that performed fixed-price construction work outside our normal scope of services. In addition, we had a full year of other contract costs associated with AMT in fiscal 2005, compared to a half year in fiscal 2004. As a percentage of revenue, net of subcontractor costs, other contract costs were 83.3% and 83.5% in fiscal 2005 and 2004, respectively.

Gross profit decreased $3.6 million, or 2.3%, in fiscal 2005, compared to fiscal 2004. We experienced decreases related to fixed-price construction work in the resource management segment and civil construction work in the infrastructure segment. The decreases were partially offset by increased gross profit related to AMT and the wired communication business, which incurred significant charges in fiscal 2004. As a percentage of revenue, net of subcontractor costs, gross profit was 16.7% and 16.5% in fiscal 2005 and 2004, respectively.

SG&A expenses increased $22.0 million, or 22.3%, in fiscal 2005, compared to fiscal 2004. The increase was due primarily to uncollectible accounts receivable, compliance efforts for the requirements of SOX, implementation of our ERP system, lease exit costs and long-lived asset impairment charges from certain operating units that were undergoing restructuring and office consolidations in fiscal 2005. The increase was partially offset by lower discretionary bonus payments and reduced discretionary employee benefit plan contributions. In addition, we realized employee benefit plan forfeitures which favorably impacted earnings by $2.5 million in the fourth quarter of fiscal 2005. As a percentage of revenue, net of subcontractor costs, SG&A expenses increased to 13.2% in fiscal 2005 from 10.4% in fiscal 2004.

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

Net interest expense in fiscal 2005 increased $1.5 million, or 15.5%, compared to fiscal 2004. This increase was primarily caused by higher interest rates on our debt due to increased fees under our amended Credit Agreement and Note Purchase Agreement. Borrowings under our credit facility and indebtedness outstanding under our senior secured notes averaged $143.6 million at a weighted average interest rate of 6.6% per annum in fiscal 2005, compared to $150.9 million at a weighted average interest rate of 5.8% per annum in fiscal 2004.

For fiscal 2005, income tax expense decreased $30.6 million to a benefit of $11.0 million, compared to an expense of $19.6 million for fiscal 2004, due primarily to the losses incurred in fiscal 2005. Our effective tax rate decreased to 13.0% in fiscal 2005 from 41.0% in fiscal 2004. The decrease in the effective tax rate was principally caused by the non-deductibility of a majority of the goodwill impairment charge.

Loss from discontinued operations was $25.4 million, net of tax benefit of $16.1 million, in fiscal 2005, compared to $4.4 million, net of tax benefit of $2.8 million, in fiscal 2004. The fiscal 2005 loss was partially offset by a gain of $2.4 million, net of tax benefit of $1.5 million, on the discontinued operation disposals. Discontinued operations generated $74.5 million and $148.6 million of revenue in fiscal 2005 and fiscal 2004, respectively.

Results of Operations by Reportable Segment

Resource Management

	Fiscal Year Ended
	October 2,	October 3,	Change
	2005	2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$574,275	$585,807	$(11,532)	(2.0)%
Other contract costs	471,740	471,543	197	—
Gross profit	$102,535	$114,264	$(11,729)	(10.3)%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	82.1	80.5
Gross profit	17.9%	19.5%

Resource management revenue, net of subcontractor costs, decreased $11.5 million, or 2.0%, in fiscal 2005, compared to fiscal 2004. The decrease was primarily due to eliminating fixed-price construction work outside our normal scope of services. In addition, our federal work with the DoD declined due to the slowdown of our UXO project in Iraq, as well as budget constraints resulting from the costs of military action in Iraq and Afghanistan. The decrease was partially offset by revenue growth in commercial environmental management work for our Fortune 500 clients in connection with their power utility and water resources programs.

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

Infrastructure

	Fiscal Year Ended
	October 2,	October 3,	Change
	2005	2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$301,628	$315,301	$(13,673)	(4.3)%
Other contract costs	255,274	264,002	(8,728)	(3.3)
Gross profit	$46,354	$51,299	$(4,945)	(9.6)%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	84.6	83.7
Gross profit	15.4%	16.3%

Infrastructure revenue, net of subcontractor costs, decreased $13.7 million, or 4.3%, in fiscal 2005, compared to fiscal 2004. The decrease resulted from the execution of our business plan to improve profitability by closing and consolidating unprofitable civil infrastructure operations. As part of this plan, we reduced our workforce in this business by approximately 210 full-time equivalents, or 11.6%, which adversely impacted our revenue, net of subcontractor costs, in fiscal 2005. The decline also resulted from increased local competition on bids for state and local government projects and less work authorized under our indefinite quantity contracts. The decline was partially offset by acquisitive revenue, net of subcontractor costs, contributed by AMT from federal government clients during the first half of fiscal 2005.

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

Communications

	Fiscal Year Ended
	October 2,	October 3	Change
	2005	2004	$	%
	($ in thousands)
Revenue, net of subcontractor costs	$34,999	$46,373	$(11,374)	(24.5)%
Other contract costs	31,540	56,015	(24,475)	(43.7)
Gross profit (loss)	$3,459	$(9,642)	$13,101	135.9%

The following table presents the percentage relationship of certain items to revenue, net of subcontractor costs:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Revenue, net of subcontractor costs	100.0%	100.0%
Other contract costs	90.1	120.8
Gross profit (loss)	9.9%	(20.8)%

Communications revenue, net of subcontractor costs, decreased $11.4 million, or 24.5%, in fiscal 2005, compared to fiscal 2004. The decrease resulted from decreased headcount and from closing and consolidating offices that performed civil construction work.

Other contract costs decreased $24.5 million, or 43.7%, in fiscal 2005 compared to fiscal 2004, partially due to the decrease in revenue. Further, in fiscal 2004, other contract costs were higher than revenue, net of subcontractor costs, due to contract losses, project costs overruns, and workforce and facility overcapacity related to civil construction work.

Gross profit increased to $3.5 million in fiscal 2005, compared to the gross loss of $9.6 million in fiscal 2004. The increase was due primarily to the reasons described above.

Fiscal 2005 Operating Results

In fiscal 2005, particularly in the second quarter of fiscal 2005, we recorded significant operational and goodwill impairment charges that resulted in a net loss for the year. To supplement the foregoing management discussion and analysis, the following is a discussion of the material factors that led to the more significant charges related to the fiscal 2005 goodwill impairment, lease impairment and accounts receivable charges.

Goodwill Impairment:   Due to several factors that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction projects, as more fully discussed below, we did not operate this business profitably. Accordingly, during that quarter, we made a strategic decision to change our business model and to no longer pursue fixed-price civil infrastructure construction projects. These projects include institutional, commercial and leisure facilities, and transportation and water infrastructure projects. Prior to this quarter, we had actively pursued and conducted business in the fixed-price civil infrastructure area, and had not been contemplating such a change. Further, we came to the conclusion that we were unwilling to absorb further operating losses or make additional investments necessary to return the operations to profitability when resources could be deployed in other areas that offered positive rates of return. The above-mentioned factors were the key triggers that led us to believe that the goodwill was likely impaired. Under SFAS 142, we were required to assess the impact of this decision by performing an interim impairment test. As a result of this test, we determined that the carrying amount of our goodwill was impaired and recorded an impairment charge of $105.0 million in our infrastructure segment in the second quarter of fiscal 2005. In addition, we recorded a $0.6 million impairment charge for the infrastructure segment identifiable intangible assets.

Our fiscal 2004 SFAS 142 analysis was completed on our annual assessment date of June 28, 2004 (the first day of our fiscal fourth quarter of 2004). As a result of this analysis and future cash flow projections, the fair value of the infrastructure reporting unit was determined to exceed the carrying value and there was no impairment of the recorded goodwill. We did not encounter any significant discrete events, or any combination of events, in the fourth quarter of fiscal 2004 or the first quarter of fiscal 2005 that would have triggered an interim impairment analysis of goodwill associated with our infrastructure business. During the fourth quarter of fiscal 2004 and the first quarter of 2005, management believed that this business would improve in the future as a result of changes in business climate or competition such as increased state and local government budgets, passage of the new federal transportation bill and increased availability of state and local school bond funding. Accordingly, there were no indicators of a goodwill impairment charge or other asset write-off until the second quarter of fiscal 2005.

As illustrated in the following table, and as previously disclosed in our prior period financial statements, the financial results in the second quarter of fiscal 2005 indicated potential goodwill impairment. The year-over-year results reflected a negative trend, and the infrastructure segment reported a loss of $8.3 million prior to any goodwill impairment charge. The table summarizes the operating results of our infrastructure reportable segment for the five quarters prior to the goodwill impairment charge, compared to the second quarter of fiscal 2005 ($ in thousands).

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005(1)
Operating cash flow	$4,300	$13,300	$5,900	$1,400	$2,300	$6,500
Revenue	88,025	93,123	108,324	104,457	93,656	90,887
Revenue, net of subcontractor costs	72,979	75,395	85,354	81,572	75,421	72,905
Gross profit	15,657	15,592	12,662	7,387	11,969	4,499
Segment income (loss) from operations	8,117	7,299	4,551	(1,548)	4,102	(8,312)

(1)   Excludes goodwill and other intangible asset impairment charges of $105.6 million.

We did not experience any similar indicators at the reporting unit level in our resource management segment that would warrant an interim goodwill impairment analysis. Although there were similar negative indicators, we did not perform an analysis on our communications segment since there was no goodwill recorded. The impact of the identified negative indicators is discussed in more detail below.

Strategic Decision to Exit Fixed-Price Civil Construction Business:   We identified several operational issues as of the fiscal year ended October 1, 2004 and the first quarter of fiscal 2005, but considered the lower operating results to be attributable to temporary conditions. These operational issues included the specific identification of underperforming contracts in certain office regions, together with increases in variable overhead costs incurred that were considered inconsequential. We believed that backlog would soon increase and growth would ensue because of increased state and local government budgets, passage of the new federal transportation bill and increased availability of state and local school bond funding. For that reason, prior to the second quarter of fiscal 2005, we had not considered exiting the fixed-price civil infrastructure construction business. Instead, we continued to focus on long-term revenue growth and did not implement significant short-term operational changes due to anticipated opportunities.

During the second quarter of fiscal 2005, we were surprised by the negative results reported by the infrastructure segment late in the quarter as a result of the recognition of contract losses. Further, we realized that the adverse business environment was more permanent than transitory because of the continuing state and local government budget shortfalls, the loss of key personnel and the unanticipated increase in competition. The continued delay of newer profitable contracts created a more permanent overcapacity of workforce and facilities that required immediate action. Further, we anticipated a reduced forecast for revenue and profit. This reduction was also caused by other factors not necessarily related to the exit of the fixed-price civil infrastructure construction business that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel and the unanticipated increase in competition.

As a result of these factors, we concluded that more extreme measures were necessary to return to profitability and mitigate potential future losses. Such actions included the strategic decision to discontinue bidding on and providing services related to fixed-price civil infrastructure construction projects, an aggressive office consolidation (eight business units were consolidated into three business units and five offices were closed) and a headcount reduction effort related to infrastructure operations engaged in such projects. There was no single reduction-in-force event that resulted from our decision. Rather, the employee reductions occurred gradually over time as contract obligations were completed and finally closed out. These employee reductions impacted all of the business units that performed fixed-price civil infrastructure work. As of April 3, 2005, we had approximately 2,400 full-time employee equivalents in the infrastructure segment, and this number had been projected to grow to approximately 2,700 as of October 1, 2006, as compared to 2,250, as of that date.

Adverse Changes in Business Climate:   Prior to fiscal 2005, we experienced only a gradual degradation in our infrastructure business due to:

•  Reduced state and local government budgets;

•  Delays by Congress in approving the new federal transportation bill, known as the Safe, Accountable and Efficient Transportation Equity Act: A Legacy for Users (SAFETEA-LU). This bill was not passed until July 2005, which caused future prospects to be delayed; and

•  State and local delays in school funding due to failures to pass bond referendums.

Based upon these gradual changes in the business climate, we developed plans to reduce costs in overstaffed markets by closing and consolidating offices, reducing headcount and streamlining management. However, these actions did not result in the desired increase in profits. During the second quarter of fiscal 2005, the business climate changed adversely beyond our previous expectations and there was insufficient backlog to fund expected future revenue levels. Our civil infrastructure backlog at the beginning of fiscal 2004 was $245 million and it declined to $214 million at the end of fiscal 2004. This backlog further declined to $203 million as of the first and second quarters of fiscal 2005. This backlog decline was a basis for the revised downward forecasts in revenue and future cash flows for SFAS 142 purposes.

Unanticipated Competition:   Prior to fiscal 2005, we experienced normal competition from other engineering and consulting firms that also faced decreasing opportunities. The continuing state and local government budget deficits, as well as delays in the federal transportation bill, forced each firm to compete for a smaller pool of projects. During the second quarter of fiscal 2005, this competition became more fierce. This business environment caused us to lower project bids, although our costs did not decrease. Further, due to the continuing government budget deficits, the competitive environment seemed more permanent than previously anticipated, which caused a significant deterioration in our operating results. Certain members of our management and professional personnel left our company during the second quarter of fiscal 2005, as noted below, to join our competitors or start their own firms. This created unanticipated losses of clients and the inability to win additional work as previously anticipated, which further reduced our revenue projections and future cash flows for SFAS 142 purposes.

Loss of Key Personnel:   Prior to fiscal 2005, we had non-compete agreements in place with key personnel who were former owners or former key employees of the companies we acquired. Several of these agreements expired during the first half of fiscal 2005 and we experienced a significant loss in key personnel. Our Senior Vice President, Infrastructure resigned and several key managers departed. Further, our competitors recruited our key personnel. The consequence of these departures in the second quarter of fiscal 2005 was the loss of clients, the loss of opportunities to procure new work, and the reduction of our infrastructure engineering capabilities.

In addition to the key factors noted above, we recognized several project losses based upon inadequate scope definition and contract value. Further, we recognized project cost overruns on a number of fixed-price contracts. In the aggregate, the second quarter operating loss recorded in the infrastructure segment was approximately $8.3 million before the goodwill impairment charge. The loss was a result of updated project estimates based on new information such as updated cost estimates, the impact of weather and other external factors, and changes in project management assumptions. Management had reviewed the contract adjustments made in the second quarter of fiscal 2005 and determined at the time that there were no significant out-of-period adjustments.

Due to the loss noted above, the change in our strategic plan and the related downward adjustment in forecasted future operating income and cash flows, we concluded there was a potential for goodwill impairment. As required by SFAS 142, we conducted an interim assessment and performed the two-step interim impairment test. First, we determined that the goodwill recorded in our infrastructure reporting unit was impaired because the fair value of the reporting unit was less than the carrying value of the reporting unit’s net assets. To quantify the impairment, we then allocated the fair value of the infrastructure reporting unit to the reporting unit’s individual assets and liabilities utilizing the purchase price allocation guidance of SFAS No. 141, Business Combinations (SFAS 141). The fair value of the reporting unit was estimated by using both an income approach and a market approach. We used a consistent methodology for both the 2004 and 2005 analyses based on the following:

•  We reviewed three different approaches that may be employed to determine the fair value of our reporting units: (i) the Income Approach, (ii) the Market Approach, and (iii) the Cost Approach. While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable. We did not utilize the Cost Approach as this approach is typically used for capital-intensive businesses. Because we are a service-based organization, a combination of the Income and Market Approaches would generally provide the most reliable indicators of value. We weighted the Income Approach and the Market Approach at 70% and 30%, respectively. The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of our reporting units, compared to the Market Approach which is based on multiples of broad-based (i.e. less comparable) companies. While useful, a Market Approach is less reliable to us and should have a lower weighting than an Income Approach. If we had weighed the two approaches equally, the amount of the impairment would have been approximately $108 million.

•  The Income Approach utilized a discounted cash flow (DCF) method. The basis for our forecasted calculations and assumptions was a “bottoms-up” calculation for each business unit in connection with our mid-year semi-annual plan forecast for the remainder of fiscal 2005. The aggregated results at the infrastructure segment level were further reviewed and adjusted by segment and corporate management for known factors based on management’s judgment. This short-term forecast was then used as a basis for the longer-term projections to calculate the DCF. The short-term and long-term assumptions took into account our strategic decision to exit fixed-price civil infrastructure construction projects, the adverse changes in business climate, the unanticipated competition and the loss of key personnel, as noted above.

•  Our exit from future fixed-price civil construction contracts had a negative impact on our April 3, 2005 estimates of discounted cash flows compared to our prior June 28, 2004 estimates of future discounted cash flows, as the estimates implicit in the June 28, 2004 goodwill test assumed relatively significant levels of profit and positive cash flows from this type of project in future years, consistent with prior periods. Accordingly, significant profits and positive cash flows from future contracts of this type were expected to continue at the previously recognized levels and were assumed in our forecasts and in our prior impairment assessments. For example, our estimated revenue from fixed-price civil construction projects increased significantly from approximately $12 million in fiscal 2003 to approximately $17 million and $23 million in fiscal 2004 and fiscal 2005, respectively. The fiscal 2005 revenues from this type of contract would have been higher had we continued to bid on this type of project in the second half of that year. Following our decision to stop bidding on contract work of this type, our revenue decreased to approximately $11 million in fiscal 2006. The approximate cash flow from these projects was positive $2 million and $3 million in fiscal 2003 and 2004, respectively, while the approximate cash flow for fiscal 2005 was negative $8 million and for fiscal 2006 was breakeven. We considered this information in estimating the impact of the termination of these projects and other adverse developments on future revenue and cash flow forecasts for SFAS 142 purposes. The elimination of future contract work of this type, along with other adverse changes, contributed to the reduction in our forecasted revenue, net of subcontractor costs, net income and cash flows of approximately $1,373 million, $127 million and $88 million, respectively, over the seven-year cash flow horizon in our April 2005 impairment test, compared to our previous estimates as of June 28, 2004. Further, the terminal value computed in the April 2005 goodwill impairment was also significantly reduced compared to our previous estimates for the same reasons. By way of illustration, the elimination of $23 million in base year revenue would result in a reduction of approximately $50 million of fair value using the discounted cash flow method.

•  We did not anticipate any further loss contracts, other than those identified and already accounted for as of the second quarter of fiscal 2005. Further, there was no assumption that the infrastructure segment would generate losses in future periods. We have experienced profits in each of the quarters following the second quarter of fiscal 2005. The improvement in the second half of fiscal 2005 and in fiscal 2006, compared to the loss in the second quarter of fiscal 2005, partially resulted from our recognition of all known loss contracts in the second quarter. The level of profitability of our infrastructure reporting unit since the goodwill write-down in the second quarter of fiscal 2005, compared to our previous forecasts, provided further evidence that the carrying value of the goodwill prior to the write-down was not fully recoverable. We expected to continue to be profitable, notwithstanding our prior losses, based on our current contract bid rates and profit estimates relative to the infrastructure segment backlog. We believe that our operating income and profit rates will increase slightly in the future as we continue to improve our project management capabilities.

•  We determined that annual revenue growth rates of 8% and year-over-year decreases in overhead costs as a percentage of revenue used in the fiscal 2004 analysis for the infrastructure business were no longer appropriate based on our experience and our revised outlook. Accordingly, future revenue growth rates used in the 2005 analysis were determined to be no more than 5% annually. Future direct and indirect overhead costs as a percentage of revenue were not expected to improve significantly, primarily due to the reduced revenue growth assumptions. The revised assumptions used in our April 3, 2005 goodwill impairment analysis have proven to be reasonable. This is evidenced by the fact that our infrastructure segment’s revenue, net of subcontractor costs, projections for fiscal 2006, as used in the 2005 goodwill impairment analysis, were within 1% of the actual amount achieved in fiscal 2006. Also, the projections for fiscal 2007, as used in the 2005 goodwill impairment analysis, are comparable to the fiscal 2007 updated annual operating plan. Overall, the updated future projections estimated profits at lower levels than had previously been forecasted and utilized in our SFAS 142 analysis.

•  To calculate the value of a reporting unit in our SFAS 142 analysis, an estimate of an appropriate discount rate was necessary. We used a discount rate of 15% as of both June 28, 2004 and April 3, 2005. In our evaluation of the risk associated with the expected cash flow of each reporting unit considered, we utilized a Weighted Average Cost of Capital (WACC) method.

In summary, we were required to perform an interim goodwill impairment test as a result of the adverse factors identified during the second quarter of fiscal 2005, as described above, and not wait until July 2005 to perform our annual goodwill impairment test. We modified the assumptions in our future operating income and cash flow projections used in the goodwill impairment test as a result of our decision to exit the fixed-price civil infrastructure construction business and other factors. Future projections of profits and cash flows were estimated at significantly lower amounts than had previously been expected. We determined that the lower profits and cash flows could not support the recoverability of the infrastructure segment’s goodwill of $174.6 million. As a result, the implied value of the infrastructure reporting unit’s goodwill was $105.0 million less than the carrying value of the goodwill. This difference was recorded as a non-cash impairment charge to reduce the goodwill in the infrastructure reporting unit to $69.6 million. For subsequent periods, we completed our required annual assessment of goodwill for impairment at each of our reporting units as of July 4, 2005 and July 2, 2006 (the first day of our fiscal fourth quarter each such year). The assessments indicated that we do not have any reporting units with a goodwill impairment. However, as we assess the goodwill impact at the component level prospectively, the risk of impairment may be greater should any number of operating and financial indicators become negative.

Lease Impairment:   In connection with the continuing consolidation of certain operations in the infrastructure and communications businesses, and in accordance with Statement of Financial Accounting Standards No 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), we recorded a charge of $5.6 million related to the abandonment of certain leased facilities in the second quarter of fiscal 2005, which was offset by an adjustment of $1.8 million and $0.8 million from subsequent favorable sub-lease agreements and lease settlements in the second half of fiscal 2005 and the first quarter of fiscal 2006, respectively. These facilities are no longer in use by us, and the charges are net of reasonably estimated sublease income. We have not recorded any other charges. These amounts were recorded as selling, general and administrative expenses.

The aggregate fiscal 2005 charge of $5.6 million will result in the recognition of lower future costs in the financial statements. Consolidation of facilities may continue to further decrease our costs of doing business. The annual cost reductions associated with the lease impairment charges are expected to be less than $400,000 per year. The other cost savings related to our restructuring activities varied based on the elimination of specific civil infrastructure projects since the terms and conditions of the related contracts were different. Consequently, those cost savings are difficult to quantify and are not estimable. As a result of our restructuring activities, we experienced a decrease in the number of our employees, which may result in lower future revenue. However, we could not estimate the total cost savings or decrease in revenue as employment terminated at various times based on the completion of multiple different projects.

Accounts Receivable Charges:   We reduced our net accounts receivable by an allowance for amounts that are considered uncollectible. We determined an estimated allowance for uncollectible amounts based on our evaluation of the contracts involved and the financial condition of the applicable clients. This process is performed each fiscal quarter and encompasses a review of all significant client account balances. We regularly evaluate the adequacy of the allowance for doubtful accounts by considering multiple factors and circumstances, such as type of client (government agency or commercial sector); trends in actual and forecasted credit quality of the client, including delinquency and payment history; general economic and particular industry conditions that may affect a client’s ability to pay; and contract performance and change order/claim analysis.

We increased our allowance for doubtful accounts by approximately $20.3 million in fiscal 2005 due to: our inability to collect on certain contract change orders for which work was performed and billed but not collectable, and cost was in excess of contract value (approximately $13.5 million); contract and collection concessions (approximately $6.5 million); and client bankruptcy filings (approximately $0.3 million). The amounts recorded as revenue and billed to clients were based on the contract scopes, and such amounts were considered to be valid revenue for which services were provided and costs were incurred.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion generally reflects the impact of both continuing and discontinued operations unless otherwise noted.

Working Capital.   As of October 1, 2006, our working capital was $150.3 million, an increase of $28.7 million from $121.6 million as of October 2, 2005. Cash and cash equivalents totaled $65.4 million as of October 1, 2006, compared to $26.9 million as of October 2, 2005.

Operating and Investing Activities.   In fiscal 2006, net cash of $57.4 million was provided by operating activities and $7.7 million was used in investing activities, of which $2.0 million was related to business acquisitions. In fiscal 2005, net cash of $48.5 million was provided by operating activities and $16.7 million was used in investing activities, of which $8.4 million was related to earn-outs and other purchase price adjustments for business acquisitions in prior years.

Our net accounts receivable from continuing operations increased $41.6 million, or 13.7%, to $346.5 million as of October 1, 2006 from $304.9 million as of October 2, 2005. As of October 1, 2006, our billing in excess of costs on uncompleted contracts decreased $7.2 million compared to October 2, 2005. These changes resulted from our business growth, partially offset by our focus on contract billing and collection efforts.

In accordance with SFAS No. 95, Statement of Cash Flows, we presented consolidated statements of cash flows that combined total cash flows for both continuing and discontinued operations. For fiscal 2006, net cash of $57.4 million was provided by operations. Of this amount, $2.1 million related to discontinued operations, which consisted of income from discontinued operations; adjustments for non-cash items such as depreciation expense, gain on sale of discontinued operations, and provision for losses on contracts and related receivables; and net changes in operating assets and liabilities. In addition, $7.7 million of cash was used in investing activities, which consisted of proceeds from the sales of certain discontinued operations. We expect the absence of cash flows from operating activities for the discontinued operations to have no material impact on our future liquidity and capital resources. The future cash flows to be provided by investing activities related to collections on notes receivable associated with the discontinued operations is approximately $13.6 million for fiscal 2007 through fiscal 2010.

Our capital expenditures were $11.5 million and $9.8 million in fiscal 2006 and 2005, respectively. The increase was due to replacement of obsolete equipment and investment to support our business growth. This increase was partially offset by lower capitalized costs associated with our ERP system as we are in the implementation phase.

Debt Financing.   We have a credit agreement with several financial institutions that was amended in July 2004, December 2004, May 2005 and March 2006 (Credit Agreement). The Credit Agreement provides a revolving credit facility (Facility) of up to $150.0 million. As part of the Facility, we may request standby letters of credit up to the aggregate sum of $100.0 million. The Facility matures on July 21, 2009, or earlier at our discretion, upon payment of all amounts due under the Facility. As of October 1, 2006, we had no borrowings under the Facility and standby letters of credit under the Facility totaled $12.9 million.

In May 2001, we issued two series of senior secured notes in the aggregate amount of $110.0 million (Senior Notes) under a note purchase agreement that was amended in September 2001, April 2003, December 2004, May 2005 and March 2006 (Note Purchase Agreement). The Series A Notes, in the original amount of $92.0 million, are payable semi-annually and mature on May 30, 2011. The Series B Notes, in the original amount of $18.0 million, are payable semi-annually and mature on May 30, 2008. Based on our satisfaction of certain covenant compliance criteria, the Series A Notes and Series B Notes currently bear interest at 7.28% and 7.08% per annum, respectively.

As of October 1, 2006, the outstanding principal balance on the Senior Notes was $72.9 million. Scheduled principal payments of $16.7 million are due on May 30, 2007 and, accordingly, were included in the current portion of long-term obligations. The remaining $56.2 million was included in long-term obligations as of October 1, 2006. In the first quarter of fiscal 2007, we notified the holders of the Senior Notes that we intend to prepay these notes on December 29, 2006. As a result, we will prepay the entire outstanding $72.9 million of Senior Notes in the first quarter of fiscal 2007 and will incur a $4.2 million pre-tax charge for the make-whole payment and the write-off of unamortized deferred debt issuance cost.

The May 2005 amendments to the Credit Agreement and Note Purchase Agreement revised our financial covenants and increased the restrictions on our ability to incur other debt, repurchase stock, engage in acquisitions or dispose of assets. Specifically, the maximum leverage ratio (defined as the ratio of funded debt to adjusted Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)) is 2.25x for the quarter ended October 1, 2006 and 2.25x for each quarter thereafter. As of October 1, 2006, our leverage ratio was 1.07x. Our minimum net worth is defined as the sum of (a) base net worth, (b) 50% of positive net income since July 3, 2005, and (c) 100% of net cash proceeds of any equity issued since July 3, 2005. As of the quarter ended October 1, 2006, our minimum net worth covenant was $282.2 million and actual net worth was $354.8 million.

Further, these agreements contain other restrictions including, but not limited to, the creation of liens and the payment of dividends on our capital stock (other than stock dividends). Borrowings under the Credit Agreement and Note Purchase Agreement are secured by our accounts receivable, the stock of certain of our subsidiaries and our cash, deposit accounts, investment property and financial assets. There were no significant changes to the Credit Agreement or Facility since October 2, 2005. Although we were not in compliance with certain financial covenants during fiscal 2005 before the May 2005 amendments, we have met all compliance requirements from May 2005 through October 1, 2006. We expect to be in compliance over the next twelve months.

Capital Requirements.   We expect that internally generated funds, our existing cash balances, and borrowing capacity under the Credit Agreement will be sufficient to meet our capital requirements for the next twelve months.

Acquisitions.   We continuously evaluate the marketplace for strategic acquisition opportunities. Historically, due to our reputation, size, geographic presence and range of services, we had numerous opportunities to acquire both privately held companies and subsidiaries or divisions of publicly held companies. Once an opportunity is identified, we examine the effect an acquisition may have on our long-range business strategy, as well as on our results of business operations. Generally, we proceed with an acquisition if we believe that the acquisition will have a positive effect on future operations and could strategically expand our service offerings. As successful integration and implementation are essential to achieve favorable results, no assurance can be given that all acquisitions will provide accretive results. Our strategy is to position ourselves to address existing and emerging markets. We view acquisitions as a key component of our growth strategy, and we intend to use both cash and our securities, as we deem appropriate, to fund acquisitions. We may acquire other businesses that we believe are synergistic and will ultimately increase our revenue and net income, strengthen our strategic goals, provide critical mass with existing clients, and further expand our lines of service. These factors may contribute to a purchase price that results in a recognition of goodwill.

Inflation.   We believe our operations have not been, and, in the foreseeable future, are not expected to be materially adversely affected by inflation or changing prices due to the average duration of our projects and our ability to negotiate prices as contracts end and new contracts begin. However, general economic conditions may impact our client base, and, as such, may impact our clients’ creditworthiness and our ability to collect cash to meet our operating needs.

Tax Claims.   We are currently under examination by the Internal Revenue Service (IRS) for fiscal years 1997 through 2004 related to research and experimentation credits (R&E Credits). In addition, during fiscal 2002, the IRS approved our request to change the accounting method for income tax purposes for some of the businesses. In 2002, we filed amended tax returns for fiscal years 1997 through 2000 to claim the R&E Credits and to claim refunds due under the newly approved accounting method. At the time the refund claims were filed, we were under examination by the IRS for those years. The claimed refunds are being held by the IRS pending completion of the examination. The estimated realizable refunds have been classified as long-term income tax receivables on our consolidated balance sheets. During the third quarter of fiscal 2006, we received a 30-day letter from the IRS related to fiscal years 1997 through 2001. We are protesting the position in the letter and expect these issues to go to IRS appeals. If both the R&E Credits and change in accounting method matters are decided unfavorably, there would be no material impact on our liquidity in future periods.

Contractual Obligations.   The following sets forth our contractual obligations, excluding interest, as of October 1, 2006:

	Principal Payments Due by Period
	Total	Year 1	Year 2 - 3	Year 4 - 5	Beyond
	(in thousands)
Long-term debt	$73,605	$17,158	$30,161	$26,286	$—
Capital lease	1,763	602	480	300	381
Operating lease	126,360	29,355	48,823	28,978	19,204
Total	$201,728	$47,115	$79,464	$55,564	$19,585

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

Fixed-Price Contracts

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

Fixed-Price Per Unit (FPPU).   Under our FPPU contracts, clients pay us a set fee for each service or unit of production. We are generally guaranteed a minimum number of service or production units at a fixed price. We recognize revenue under FPPU contracts as we complete the related service transaction for our clients. If our costs per service transaction exceed our original estimates, our profit margins will decrease, and we may realize a loss on the project unless we can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of our FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were FFP contracts.

Time-and-Materials Contracts

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

Cost-Plus Contracts

Cost-Plus Fixed Fee (CPFF).   Under our CPFF contracts, we charge our clients for our costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a CPFF contract, we estimate all recoverable direct and indirect costs and then add a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. We recognize revenue based on the actual labor costs, plus non-labor costs we incur, plus the portion of the fixed fee we have earned to date. We invoice for our services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs we have estimated, our revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, we must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee related to the additional costs. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

Cost-Plus Fixed Rate (CPFR).   Under our CPFR contracts, we charge clients for our costs plus negotiated rates based on our indirect costs. In negotiating a CPFR contract, we estimate all recoverable direct and indirect costs and then add a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. We recognize revenue based on the actual total costs we have expended plus the applicable fixed rate. If the actual total costs are lower than the total costs we have estimated, our revenue from that project will be lower than originally estimated. Certain of our cost-plus contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts.

Cost-Plus Award Fee (CPAF).   Certain cost-plus contracts provide for award fees or a penalty based on performance criteria in lieu of a fixed fee or fixed rate. Other contracts include a base fee component plus a performance-based award fee. In addition, we may share award fees with subcontractors. We record accruals for fee-sharing on a monthly basis as fees are earned. We generally recognize revenue to the extent of costs actually incurred plus a proportionate amount of the fee expected to be earned. We take the award fee or penalty on contracts into consideration when estimating revenue and profit rates, and we record revenue related to the award fees when there is sufficient information to assess anticipated contract performance. On contracts that represent higher than normal risk or technical difficulty, we may defer all award fees until an award fee letter is received. Once an award letter is received, the estimated or accrued fees are adjusted to the actual award amount.

Cost-Plus Incentive Fee (CPIF).   Certain cost-plus contracts provide for incentive fees based on performance against contractual milestones. The amount of the incentive fees varies, depending on whether we achieve above, at, or below target results. We originally recognize revenue on these contracts based upon expected results. These estimates are revised when necessary based upon additional information that becomes available as the contract progresses.

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

These contracts are subject to audit by the government, primarily by the Defense Contract Audit Agency (DCAA), which reviews our overhead rates, operating systems and cost proposals. During the course of its audits, the DCAA may disallow costs if it determines that we improperly accounted for such costs in a manner inconsistent with Cost Accounting Standards. Historically, we have not had any material cost disallowances by the DCAA as a result of audit. However, there can be no assurance that DCAA audits will not result in material cost disallowances in the future.

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

Claims are amounts in excess of agreed contract price that we seek to collect from our clients or others for client-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price or other causes of unanticipated additional contract costs. Claims are included in total estimated contract revenue, only to the extent that contract costs related to the claim have been incurred, when it is probable that the claim will result in a bona fide addition to contract value and can be reliably estimated. No profit is recognized on claims until final settlement occurs. This can lead to a situation in which costs are recognized in one period and revenue is recognized in subsequent periods when client agreement is obtained or claim resolution occurs.

Allowance for Uncollectible Accounts Receivable

We record an allowance against our accounts receivable for those amounts that are considered uncollectible. We determine an estimated allowance for uncollectible amounts based on management’s evaluation of the contracts involved and the financial condition of our clients. We regularly evaluate the adequacy of the allowance for doubtful accounts by taking into consideration factors such as:

•       Type of client—government agency or commercial sector;

•       Trends in actual and forecasted credit quality of the client, including delinquency and payment history;

•       General economic and particular industry conditions that may affect a client’s ability to pay; and

•       Contract performance and our change order/claim analysis.

We increased our allowance by approximately $20.3 million as of October 2, 2005, compared to October 3, 2004, due to client bankruptcy filings and our inability to collect on certain change orders for which work was performed and billed.

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

In accordance with SFAS No. 5, Accounting for Contingencies (SFAS 5), we record in our consolidated balance sheets amounts representing our estimated liability for claims, guarantees, costs and litigation. We utilize qualified actuaries and insurance professionals to assist in determining the level of reserves to establish for both claims that are known and have been asserted against us, as well as for claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the balance sheet date. We include any adjustments to such insurance reserves in our consolidated results of operations.

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

We posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of our appeals. In its decision, the Court vacated the $4.1 million verdict against us. In addition, the Court upheld the dismissal of our counter-claims. On January 18, 2005, both we and ZCA filed petitions for rehearing with the Oklahoma Court of Civil Appeals. On May 24, 2006, the Court of Appeals denied ZCA’s petition outright and granted our petition in part. The decision effectively limited ZCA’s damages to $150,000 and gave us the right to contest this amount at a retrial. On June 9, 2006, the Court of Appeals vacated the award to ZCA of its attorneys’ and consultants’ fees and expenses and remanded this matter to the trial court. On June 13, 2006, both we and ZCA filed petitions for Writ of Certiorari with the Oklahoma Supreme Court. On October 23, 2006, the Oklahoma Supreme Court denied both such petitions.

As of October 1, 2006, we maintained $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA’s attorneys’ and consultants’ fees and expenses. As a result of the Oklahoma Supreme Court decision in October 2006 and further guidance from our legal counsel, we will reverse $4.0 million of the accrued liabilities relating to the original judgment in the first quarter of fiscal 2007. Upon further definitive legal developments, the remaining accruals relating to this matter will be adjusted accordingly.

On November 21, 2006, a stockholder filed a putative shareholder derivative complaint in the United States District Court, Central District of California, against certain current and former members of our Board of Directors and certain current and former executive officers, alleging proxy fraud, breach of fiduciary duty, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement in connection with the grant of certain stock options to our executive officers.  We were also named as a nominal defendant in the action.  The complaint seeks damages on our behalf in an unspecified amount, disgorgement of the options which are the subject of the action, any proceeds from the exercise of those options or from any subsequent sale of the underlying stock and equitable relief.  The allegations of the complaint appear to relate to options transactions that we disclosed in our Form 10-Q for the third quarter of fiscal 2006.  As reported in that Form 10-Q, we recorded additional pre-tax non-cash stock-based compensation charges totaling $2.3 million relating to continuing operations, and $0.9 million relating to discontinued operations, net of tax of $1.3 million ($0.9 million relating to continuing operations and $0.4 million relating to discontinued operations) in our consolidated financial statements for the three and nine month periods ended July 2, 2006 as a result of misdated option grants.  We are reviewing the complaint in light of our previous investigation and adjustments concerning this matter and will respond appropriately.

Goodwill

SFAS 142 requires an annual test of goodwill for impairment at each of our reporting units. We perform our required annual assessment of goodwill annually on the first day of our fiscal fourth quarter. Reporting units for purposes of this test were identical to our operating segments and consist of resource management, infrastructure and communications. Beginning in fiscal 2006, our reporting units are our business units, which are the components one level below our operating segments. The annual impairment test is a two-step process. As the first step, we estimate the fair value of the reporting unit and compare that amount to the sum of the carrying values of the reporting unit’s goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill and any resulting decrease is recorded as an impairment of goodwill.

We utilize two methods to determine the fair value of our reporting units: (i) the Income Approach and (ii) the Market Approach. While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable. The Income Approach utilizes the discounted cash flow (DCF) method, which focuses on the expected cash flow of the reporting unit. In applying this approach, the cash flow available for distribution is calculated for a finite period of years. Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit. The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise. The Market Approach is comprised of the guideline company and the similar transactions methods. The guideline company method focuses on comparing the reporting unit to selected reasonably similar (or “guideline”) publicly-traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value. In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries. For our fiscal 2006 and fiscal 2005 annual goodwill impairment tests, we weighted the Income

Approach and the Market Approach at 70% and 30%, respectively. The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e. less comparable) companies.

Income Taxes

We account for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse.

Stock-Based Compensation

On October 3, 2006, we adopted the fair value recognition provision of SFAS 123R, requiring us to recognize expense related to the fair value of its stock-based compensation awards. We elected the modified prospective transition method as permitted by SFAS 123R. Under this transition method, stock-based compensation expense for the fiscal year ended October 1, 2006, includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of October 3, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (ii) compensation expense for all stock-based compensation awards granted subsequent to October 2, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. We recognize compensation expense on a straight-line basis over the requisite service period of the award (or to an employee’s eligible retirement date, if earlier). Total stock-based compensation expense included in the consolidated statement of earnings for fiscal 2006 was $4.8 million ($4.3 million, net of tax). In accordance with the modified prospective transition method of SFAS 123R, financial results for prior periods have not been restated.

Prior to October 3, 2005, we applied APB 25, and related interpretations in accounting for stock-based compensation awards. For fiscal years prior to 2006, no stock-based compensation expense was recognized in the consolidated statements of earnings for stock options. In addition, we did not recognize any stock-based compensation expense for our Employee Stock Purchase Plan (ESPP), as it was intended to be a plan that qualifies under Section 423 of the Internal Revenue Code of 1986, as amended.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation of FASB Statement No. 109, Accounting for Income Taxes, prescribes a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In order to minimize the diversity in practice existing in the accounting for income taxes, FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation shall be effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The cumulative effect of the change on retained earnings in the statement of financial position should be disclosed in the year of adoption only. We have not completed our evaluation of the effect of adoption of FIN 48. However, due to the fact that we have established tax positions in previously filed tax returns and are expected to take tax positions in future tax returns to be reflected in the financial statements, the adoption of FIN 48 may have a significant impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that we have not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. We will implement the new standard effective September 29, 2008. We are currently evaluating the impact SFAS 157 may have on its financial statements and disclosures.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of our financial statements and the related financial statement disclosures. SAB 108 is effective as of the end of fiscal 2007, allowing a one-time transitional cumulative effect adjustment to retained earnings as of October 1, 2007 for errors that were not previously deemed material, but are material under the guidance in SAB 108. We believe SAB 108 will not have a material impact on our results of operations or financial position.

FINANCIAL MARKET RISKS

We currently utilize no material derivative financial instruments that expose us to significant market risk. We are exposed to interest rate risk under our Credit Agreement. Effective as of April 3, 2005, we may borrow on our Facility, at our option, at either:  (a) a base rate (the greater of the federal funds rate plus 0.50% per annum or the bank’s reference rate) plus a margin which ranges from 0.65% to 1.225% per annum; or (b) a eurodollar rate plus a margin which ranges from 1.65% to 2.25% per annum.

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

Our outstanding Senior Notes bear interest at a fixed rate. As of February 14, 2006, the Series A Notes bear interest at 7.28% per annum and are payable at $13.1 million per year through May 2011. As of February 14, 2006, the Series B Notes bear interest at 7.08% per annum and are payable at $3.6 million per year through May 2008. If interest rates increased by 1.0% per annum, the fair value of the Senior Notes could decrease by $1.8 million. If interest rates decreased by 1.0% per annum, the fair value of the Senior Notes could increase by $1.8 million.

We are currently obligated to repay $17.8 million of our outstanding indebtedness in the next twelve months, of which $16.7 million is for scheduled principal payments on the Senior Notes and $1.1 million is related to other debt. Assuming we do repay the remaining $1.1 million ratably during the next twelve months and make no borrowings under the Facility for the next twelve months, our annual interest expense would increase or decrease by a negligible amount when our average interest rate increases or decreases by 1% per annum. However, in the first quarter of fiscal 2007, we notified the holders of the Senior Notes that we intend to prepay these notes, together with the prepayment penalty, on December 29, 2006. There can be no assurance that we will, or will be able to, repay our debt in the prescribed manner. In addition, we could incur additional debt under the Facility to meet our operating needs or to finance future acquisitions.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of October 1, 2006 based on the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, our management concluded that our internal control over financial reporting was effective as of October 1, 2006.

Management’s assessment of the effectiveness of our internal control over financial reporting as of October 1, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the report included in our 2006 Annual Report to Stockholders, which is incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Tetra Tech, Inc.:

We have completed integrated audits of Tetra Tech, Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of October 1, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows, present fairly, in all material respects, the financial position of Tetra Tech, Inc. and its subsidiaries at October 1, 2006 and October 2, 2005, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the consolidated financial statements, effective October 3, 2005, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (revised 2004).

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of October 1, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 1, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP
Los Angeles, California
December 27, 2006

TETRA TECH, INC.
Consolidated Balance Sheets
(in thousands, except par value)

	October 1, 2006	October 2, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,353	$26,861
Accounts receivable—net	346,543	304,905
Prepaid expenses and other current assets	21,757	20,936
Income tax receivable	5,063	14,172
Current assets of discontinued operations	865	24,074
Total current assets	439,581	390,948
PROPERTY AND EQUIPMENT:
Equipment, furniture and fixtures	79,225	70,863
Leasehold improvements	8,798	9,021
Total	88,023	79,884
Accumulated depreciation and amortization	(56,033)	(48,248)
PROPERTY AND EQUIPMENT—NET	31,990	31,636
DEFERRED INCOME TAXES	12,909	8,926
INCOME TAXES RECEIVABLE	33,800	33,800
GOODWILL	158,581	159,175
INTANGIBLE ASSETS—NET	4,507	5,668
OTHER ASSETS	17,893	10,731
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	2,418	7,251
TOTAL ASSETS	$701,679	$648,135
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$104,626	$88,508
Accrued compensation	67,592	50,935
Billings in excess of costs on uncompleted contracts	41,345	48,560
Deferred income taxes	15,386	5,019
Current portion of long-term obligations	17,760	17,800
Other current liabilities	42,200	45,137
Current liabilities of discontinued operations	359	13,375
Total current liabilities	289,268	269,334
LONG-TERM OBLIGATIONS	57,608	74,138
NON-CURRENT LIABILITIES OF DISCONTINUED OPERATIONS	—	47
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock—Authorized 2,000 shares of $0.01 par value; no shares issued and outstanding as of October 1, 2006 and October 2, 2005	—	—
Exchangeable stock of subsidiary—Authorized 920 shares of $0.01 par value; no shares issued and outstanding as of October 1, 2006 and October 2, 2005	—	—
Common stock—Authorized 85,000 shares of $0.01 par value; issued and outstanding, 57,676 and 57,048 shares as of October 1, 2006 and October 2, 2005, respectively	577	570
Additional paid-in capital	265,444	251,112
Accumulated other comprehensive income	1	757
Retained earnings	88,781	52,177
TOTAL STOCKHOLDERS’ EQUITY	354,803	304,616
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$701,679	$648,135

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
Consolidated Statements of Operations
(in thousands, except per share data)

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
Revenue	$1,414,704	$1,279,531	$1,288,998
Subcontractor costs	456,063	368,629	341,517
Revenue, net of subcontractor costs	958,641	910,902	947,481
Other contract costs	776,768	758,554	791,560
Gross profit	181,873	152,348	155,921
Selling, general and administrative expenses	112,378	120,635	98,618
Impairment of goodwill and other intangible assets	—	105,612	—
Income (loss) from operations	69,495	(73,899)	57,303
Interest income	3,144	735	344
Interest expense	8,242	11,900	10,008
Income (loss) from continuing operations before income tax expense (benefit)	64,397	(85,064)	47,639
Income tax expense (benefit)	27,933	(11,026)	19,532
Income (loss) from continuing operations	36,464	(74,038)	28,107
Income (loss) from discontinued operations, net of tax	140	(25,431)	(4,365)
Net income (loss)	$36,604	$(99,469)	$23,742
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.64	$(1.30)	$0.50
Income (loss) from discontinued operations, net of tax	—	(0.45)	(0.08)
Net income (loss)	$0.64	$(1.75)	$0.42
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.63	$(1.30)	$0.49
Income (loss) from discontinued operations, net of tax	—	(0.45)	(0.08)
Net income (loss)	$0.63	$(1.75)	$0.41
Weighted average common shares outstanding:
Basic	57,376	56,736	55,969

Diluted	57,892	56,736	57,288

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
Consolidated Statements of Stockholders’ Equity
Fiscal Years Ended October 3, 2004, October 2, 2005 and October 1, 2006
(in thousands)

						Accumulated
					Additional	Other
	Exchangeable Stock		Common Stock		Paid-In	Comprehensive	Retained
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Earnings	Total
BALANCE AS OF SEPTEMBER 28, 2003	791	$13,239	54,089	$541	$216,908	$(387)	$127,904	$358,205
Comprehensive income:
Net income							23,742	23,742
Foreign currency translation adjustment						762		762
Comprehensive income								24,504
Stock options exercised			889	9	8,857			8,866
Shares issued by Employee Stock Purchase Plan			225	2	3,237			3,239
Conversion of exchangeable stock	(706)	(11,813)	1,102	11	11,802			—
Tax benefit for stock options					2,686			2,686
BALANCE AS OF OCTOBER 3, 2004	85	1,426	56,305	563	243,490	375	151,646	397,500
Comprehensive loss:
Net loss							(99,469)	(99,469)
Foreign currency translation adjustment						382		382
Comprehensive loss								(99,087)
Stock options exercised			302	3	2,714			2,717
Shares issued by Employee Stock Purchase Plan			308	3	3,144			3,147
Conversion of exchangeable stock	(85)	(1,426)	133	1	1,425			—
Tax benefit for stock options					339			339
BALANCE AS OF OCTOBER 2, 2005	—	—	57,048	570	251,112	757	52,177	304,616
Comprehensive income:
Net income							36,604	36,604
Foreign currency translation adjustment						(1)		(1)
Reclassification of foreign currency translation gain realized upon liquidation of discontinued operations						(755)		(755)
Comprehensive income								35,848
Stock-based compensation					6,563			6,563
Stock options exercised			435	5	4,629			4,634
Shares issued by Employee Stock Purchase Plan			193	2	2,327			2,329
Tax benefit for stock options					813			813
BALANCE AS OF OCTOBER 1, 2006	—	$—	57,676	$577	$265,444	$1	$88,781	$354,803

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$36,604	$(99,469)	$23,742
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,696	16,321	18,500
Stock-based compensation	6,563	—	—
Deferred income taxes	6,434	(19,542)	(11,932)
Provision for losses on contracts and related receivables	1,057	33,411	14,786
Impairment of goodwill and other assets	—	108,112	—
(Gain) on sale of discontinued operations	(2,061)	(930)	—
(Gain) loss on disposal of property and equipment	(307)	1,393	1,426
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(27,888)	9,940	(52,185)
Prepaid expenses and other assets	264	4,686	(6,521)
Accounts payable	9,849	(12,695)	8,247
Accrued compensation	15,747	(3,331)	7,480
Billings in excess of costs on uncompleted contracts	(7,266)	19,730	11,251
Other current liabilities	(3,958)	(1,725)	16,137
Income taxes receivable/payable	9,644	(7,406)	(14,731)
Net cash provided by operating activities	57,378	48,495	16,200
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(11,546)	(9,791)	(17,892)
Payments for business acquisitions, net	(1,995)	(8,374)	(28,853)
Proceeds from sale of discontinued operations, net	5,184	500	—
Proceeds from sale of property and equipment	636	980	2,046
Net cash used in investing activities	(7,721)	(16,685)	(44,699)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(28,173)	(119,091)	(106,695)
Proceeds from borrowings under long-term obligations	10,000	60,000	137,756
Net proceeds from issuance of common stock	7,008	5,863	12,105
Net cash (used in) provided by financing activities	(11,165)	(53,228)	43,166
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	247	201
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38,492	(21,171)	14,868
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	26,861	48,032	33,164
CASH AND CASH EQUIVALENTS AT END OF YEAR	$65,353	$26,861	$48,032
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) during the year for:
Interest	$8,417	$10,974	$9,813
Income taxes, net of refunds received	$11,979	$(401)	$43,138

See accompanying Notes to Consolidated Financial Statements.

TETRA TECH, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant Accounting Policies

Business—Tetra Tech, Inc. and its wholly owned subsidiaries (the “Company”) is a leading provider of consulting, engineering and technical services focused on water resource management and civil infrastructure. The Company serves its clients by defining problems and developing innovative and cost-effective solutions. Its solution usually begins with a scientific evaluation of the problem, one of its differentiating strengths. This solution may span the life cycle of a project. The steps of this life cycle include research and development, applied science and technology, engineering design, program management, construction management, and operations and maintenance.

Principles of Consolidation and Presentation—The consolidated financial statements include the accounts of the Company. All inter-company balances and transactions have been eliminated in consolidation. In the fourth quarter of fiscal 2005, the Company divested one operating unit in the communications segment. In fiscal 2006, the Company sold two operating units in its communications and resource management segments. Further, the Company discontinued the operations of another operating unit in the communications segment. Accordingly, the Company’s previously reported consolidated balance sheet (fiscal 2005) and statements of operations (fiscal 2005 and 2004) have been reclassified to present the discontinued operations separate from continuing operations.

Fiscal Year—The Company reports results of operations based on 52 or 53-week periods ending near September 30. Fiscal years 2006, 2005 and 2004 contained 52, 52 and 53 weeks, respectively.

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

Fixed-Price Contracts

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

Fixed-Price Per Unit (FPPU).   Under the Company’s FPPU contracts, clients pay a set fee for each service or unit of production. The Company is generally guaranteed a minimum number of service or production units at a fixed price. The Company recognizes revenue under FPPU contracts as it completes the related service transaction for its clients. If the Company’s costs per service transaction exceed its original estimates, the Company’s profit margins will decrease and it may realize a loss on the project unless it can obtain a change order or contract modification, or successfully prevail in a claim, in order to receive payment for the additional costs. Certain of the Company’s FPPU contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if the contracts were FFP contracts.

Time-and-Materials Contracts

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

Cost-Plus Contracts

Cost-Plus Fixed Fee.   Under cost-plus fixed fee contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a fixed negotiated fee. In negotiating a cost-plus fixed fee contract, the Company estimates all recoverable direct and indirect costs and then adds a fixed profit component. The total estimated cost plus the negotiated fee represents the total contract value. The Company recognizes revenue based on the actual labor costs, plus non-labor costs it incurs, plus the portion of the fixed fee it has earned to date. The Company invoices for its services as revenue is recognized or in accordance with agreed-upon billing schedules. If the actual costs are lower than the total costs previously estimated, its revenue related to cost recoveries from the project will be lower than originally estimated. If the actual costs exceed the original estimate, the Company must obtain a change order or contract modification, or successfully prevail in a claim, in order to receive additional fee related to the additional costs. Certain of the Company’s cost-plus contracts may be subject to maximum contract values and, accordingly, revenue relating to these contracts is recognized as if these contracts were fixed-price contracts.

Cost-Plus Fixed Rate (CPFR).   Under the Company’s CPFR contracts, the Company charges clients for its direct and indirect costs plus negotiated rates. In negotiating a CPFR contract, the Company estimates all recoverable direct and indirect costs and then adds a profit component, which is a percentage of total recoverable costs, to arrive at a total dollar estimate for the project. The Company recognizes revenue based on the actual total costs it has expended plus the applicable fixed rate. If the actual total costs are lower than the previously estimated total costs, its revenue from that project will be lower than originally estimated. Certain of the Company’s cost-plus contracts may be subject to maximum contract values and, accordingly, revenue related to these contracts is recognized as if these contracts were fixed-price contracts.

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

Cash and Cash Equivalents—Cash equivalents include all highly liquid investments with initial maturities of 90 days or less.

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

Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142), requires an annual test of goodwill for impairment at each reporting unit of the Company. The Company performs its required annual assessment of goodwill annually on the first day of the Company’s fiscal fourth quarter. Reporting units for purposes of this test were identical to the Company’s operating segments and consist of resource management, infrastructure and communications. Beginning in fiscal 2006, the Company’s reporting units are its business units, which are the components one level below the Company’s operating segments. The annual impairment test is a two-step process. As the first step, the Company estimates the fair value of the reporting unit and compares that amount to the sum of the carrying values of the reporting unit’s goodwill and other net assets. If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill and any resulting decrease is recorded as an impairment of goodwill.

The Company utilizes two methods to determine the fair value of its reporting units: (i) the Income Approach and (ii) the Market Approach. While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable. The Income Approach utilizes the discounted cash flow (DCF) method, which focuses on the expected cash flow of the reporting unit. In applying this approach, the cash flow available for distribution is calculated for a finite period of years. Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit. The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise. The Market Approach is comprised of the guideline company and the similar transactions methods. The guideline company method focuses on comparing the reporting unit to selected reasonably similar (or “guideline”) publicly-traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value. In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries. For its fiscal 2006 and fiscal 2005 annual impairment tests, the Company weighted the Income Approach and the Market Approach at 70% and 30%, respectively. The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e. less comparable) companies.

Income Taxes—The Company files a consolidated federal income tax return and combined California franchise tax return. In addition, the Company files other returns that are required in the states and jurisdictions in which it does business. The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. In determining the need for a valuation allowance, management reviews both positive and negative evidence, including current and historical results of operations, future income projections, and potential tax planning strategies.

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

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of the revolving credit facility approximates fair value because the interest rates are based upon variable reference rates. The fair value of the senior secured notes as of October 1, 2006 and October 2, 2005 was approximately $74 million and $93 million, respectively.

Concentration of Credit Risk—Financial instruments, which subject the Company to credit risk, consist primarily of cash and cash equivalents and net accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. Approximately 36% and 32% of accounts receivable was due from various agencies of the federal government as of October 1, 2006 and October 2, 2005, respectively. The remaining accounts receivable are generally diversified due to the large number of organizations comprising the Company’s client base and their geographic dispersion. The Company performs ongoing credit evaluations of its clients and maintains an allowance for potential credit losses.

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

Recently Issued Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation of SFAS No. 109, Accounting for Income Taxes (SFAS 109), prescribes a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In order to minimize the diversity in practice existing in the accounting for income taxes, FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying the provisions of FIN 48 shall be reported as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The cumulative effect of the change on retained earnings in the statement of financial position should be disclosed in the year of adoption only. The Company has not completed its evaluation of the effect of adoption of FIN 48. However, due to the fact that the Company has established tax positions in previously filed tax returns and is expected to take tax positions in future tax returns to be reflected in the financial statements, the adoption of FIN 48 may have a significant impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is encouraged, provided that the Company has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company will implement the new standard effective September 29, 2008. The Company is currently evaluating the impact SFAS 157 may have on its financial statements and disclosures.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of the error on each of the Company’s financial statements and the related financial statement disclosures. SAB 108 is effective for the Company as of the end of fiscal 2007, allowing a one-time transitional cumulative effect adjustment to retained earnings as of October 1, 2007 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Company believes SAB 108 will not have a material impact on its results of operations or financial position.

Stock-Based Compensation—On October 3, 2005 the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), requiring the Company to recognize expense related to the fair value of its stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS 123R. Under this transition method, stock-based compensation expense for the fiscal year ended October 1, 2006, includes: (i) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of October 3, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation; and (ii) compensation expense for all stock-based compensation awards granted subsequent to October 2, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award (or to an employee’s eligible retirement date, if earlier). Total SFAS 123R compensation expense included in the consolidated statement of earnings for fiscal 2006 was $4.8 million ($4.3 million, net of tax). In accordance with the modified prospective transition method of SFAS 123R, financial results for prior periods have not been restated.

Prior to October 3, 2005, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock-based compensation awards. No stock-based compensation expense was recognized in the consolidated statements of earnings for periods prior to fiscal 2006. In addition, the Company did not recognize any stock-based compensation expense for its Employee Stock Purchase Plan (ESPP), as it was intended to be a plan that qualifies under Section 423 of the Internal Revenue Code of 1986, as amended.

Prior to the adoption of SFAS 123R, the Company reported all tax benefits resulting from the exercise of non-qualified stock options as operating cash flows in its consolidated statements of cash flows. SFAS 123R requires the presentation of the excess tax benefits from the exercise of non-qualified stock options as financing cash flows. For the fiscal year ended October 1, 2006, no excess tax benefits were reported.

The following pro forma information regarding net income (loss), for the periods indicated, has been calculated as if the Company had accounted for its employee stock options and stock purchase plan using the fair value method under SFAS 123:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
	(in thousands, except per share data)
Net income (loss) as reported	$(99,469)	$23,742
Deduct: Stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	10,181	6,028
Pro forma net income (loss)	$(109,650)	$17,714
Earnings (loss) per share:
Basic—as reported	$(1.75)	$0.42
Basic—pro forma	$(1.93)	$0.32
Diluted—as reported	$(1.75)	$0.41
Diluted—pro forma	$(1.93)	$0.31

The weighted average fair value of the Company’s stock options used to compute pro forma net income (loss) and pro forma earnings (loss) per share disclosures is the estimated value using the Black-Scholes option-pricing model. The weighted average fair values per share of options granted in fiscal 2005 and 2004 are $7.73 and $12.47, respectively. The following assumptions were used in completing the model:

	Fiscal Year Ended
	October 2, 2005	October 3, 2004
Dividend yield	0.0%	0.0%
Expected volatility	52.8%	59.9%
Risk-free rate of return, annual	4.1%	3.4%
Expected life	4.7 years	4.6 years

The Company’s expected stock price volatility for fiscal 2005 and 2004 was based on historical experience. The Company’s risk-free rate of return was based on constant maturity rates provided by the U.S. Treasury. The expected life was based on historical experience.

2.   Discontinued Operations

The results for eXpert Wireless Solutions, Inc. (EWS), Tetra Tech Canada Ltd. (TTC), Vertex Engineering Services, Inc. (VES) and Whalen & Company, Inc. (WAC) were accounted for as discontinued operations in the consolidated financial statements. On October 1, 2005, the Company sold EWS, an operating unit in communications. In fiscal 2006, the Company sold TTC and VES, operating units in communications and resource management, respectively. Further, the Company ceased all revenue producing activities for WAC, an operating unit in communications. Accordingly, these four operating units were accounted for as discontinued operations for all reporting periods.

In the fourth quarter of fiscal 2005, the Company sold EWS for approximately $2.3 million. The Company received a payment of $0.5 million in fiscal 2005, and a promissory note of $1.8 million that bears interest at 6% per annum over the payment term and matures on September 30, 2007. Payments of $1.2 million were received in fiscal 2006, and the remaining promissory note balance of $0.6 million is included in prepaid expenses and other current assets on the consolidated balance sheet as of October 1, 2006. The Company recognized the related gain in fiscal 2005.

In the first quarter of fiscal 2006, the Company sold TTC for approximately $5.0 million. The Company received a payment in February 2006 in the amount of $1.0 million. The balance of the purchase price is payable pursuant to a promissory note that bears interest at 5% to 7% per annum over the payment term and matures on December 1, 2007. This note receivable was included in prepaid expenses and other current assets ($1.7 million) and in other assets ($2.3 million) on the consolidated balance sheet as of October 1, 2006. The Company recognized the related gain in fiscal 2006.

In the first quarter of fiscal 2006, the Company entered into an agreement to sell VES. The Company completed negotiations regarding the final terms of the sale in March 2006, agreeing to sell VES for a net amount of approximately $12.0 million. To date, the Company has received net cash of $3.0 million and the remaining balance of $8.5 million (net of a discount of $0.5 million) in a promissory note that bears interest at 5% to 7% per annum over the payment term and matures on November 1, 2009. This note receivable was included in other assets on the consolidated balance sheet as of October 1, 2006. A modest gain on the sale of VES has been recognized on the installment method in fiscal 2006. The Company expects to recognize the remaining deferred gain of $1.9 million upon receipt of additional cash from the sale of VES.

The summarized, combined statements of operations for the discontinued operations are as follows:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
	(in thousands)
Revenue	$9,713	$74,484	$148,559
Loss before income tax benefit	(2,963)	(42,491)	(7,173)
Income tax benefit	(1,303)	(14,673)	(2,808)
Loss from operations, net of tax	(1,660)	(27,818)	(4,365)
Gain on sale of discontinued operations	2,061	930	—
Income tax expense (benefit) on sale	261	(1,457)	—
Income (loss) from discontinued operations, net of tax	$140	$(25,431)	$(4,365)

The current assets of discontinued operations include net accounts receivable of $0.9 million and $24.1 million as of October 1, 2006 and October 2, 2005, respectively. All other financial statement accounts are individually immaterial.

3.   Goodwill and Intangibles

The changes in the carrying value of goodwill by segment for the fiscal years ended October 1, 2006 and October 2, 2005 were as follows:

	Fiscal Year 2006
Reporting Unit	October 2, 2005	Additions	Deletions	October 1, 2006
	(in thousands)
Resource management	$86,011	$—	$(1,499)	$84,512
Infrastructure	73,164	905	—	74,069
Total	$159,175	$905	$(1,499)	$158,581

	Fiscal Year 2005
Reporting Unit	October 3, 2004	Post-Acquisition Adjustments	Impairment	October 2, 2005
	(in thousands)
Resource management	$86,011	$—	$—	$86,011
Infrastructure	168,542	9,622	(105,000)	73,164
Total	$254,553	$9,622	$(105,000)	$159,175

The goodwill addition of $0.9 million resulted from the January 2006 acquisitions of the net assets of two engineering companies in the infrastructure segment for a combined purchase price of $1.8 million, which consisted of cash and notes payable. The acquisitions were accounted for as purchases. Accordingly, the purchase prices of the assets acquired were allocated to the assets and liabilities acquired based on their fair values. The excess of the purchase cost of the acquisitions over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill on the consolidated balance sheet as of October 1, 2006. These acquisitions were not considered material and the acquired businesses did not have a material impact on the Company’s financial position, results of operations or cash flows for the twelve months ended October 1, 2006. The goodwill deletion of $1.5 million was due to the goodwill associated with the sale of VES, a discontinued operation.

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

Due to the significant operating loss in the quarter ended April 3, 2005, combined with a projection of lower future earnings in the Company’s infrastructure segment, identifiable intangible assets related to that segment’s acquired backlog were written off in the net amount of $0.6 million as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The gross amounts and accumulated amortization of the Company’s acquired identifiable intangible assets with finite useful lives as of October 1, 2006, after the adjustment, and October 2, 2005, included in intangible and other assets—net in the accompanying consolidated balance sheets, were as follows:

	October 1, 2006		October 2, 2005
Identifiable Intangible Assets	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
	(in thousands)
Backlog	$9,075	$(4,568)	$8,900	$(3,232)

Identifiable intangible assets of $0.2 million were acquired during fiscal 2006. No identifiable intangible assets were acquired during fiscal 2005. Amortization expense for acquired intangible assets with finite useful lives for the fiscal year ended October 1, 2006, October 2, 2005 and October 3, 2004 was $1.3 million, $1.3 million and $2.4 million, respectively. Estimated amortization expense, in thousands, for the succeeding five years is as follows:

2007	$1,359
2008	1,294
2009	1,271
2010	583
2011	—

4.   Mergers And Acquisitions

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

On July 31, 2003, the Company acquired 100% of the capital stock of Engineering Management Concepts, Inc. (EMC), an engineering and program management firm that provides information technology and weapons test range and systems logistic support services. The purchase was valued at $20.7 million, consisted of cash and was subject to a purchase price adjustment based upon certain contingent earn-out payments. The former shareholders of EMC had certain earn-out rights that would allow them to receive an aggregate maximum of $2.0 million upon EMC’s achievement of certain operating profit objectives over a two-year period from the acquisition date. As of October 2, 2005,

EMC achieved the second earn-out objective and the Company recognized a $1.0 million payable to EMC’s former shareholders and a corresponding increase to goodwill. In the first quarter of fiscal 2006, the Company made this earn-out payment to the former shareholders of EMC.

In the second quarter of fiscal 2006, one of the infrastructure operating units acquired the net assets of two engineering companies for a combined purchase price of $1.8 million. The purchase price consisted of cash and notes payable. In fiscal 2006, the Company paid an aggregate of $1.0 million in connection with these acquisitions.

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

The table below presents summarized unaudited pro forma operating results assuming that the Company had acquired AMT at the beginning of the fiscal year ended October 3, 2004 (unaudited –in thousands, except per share data):

Amount
Revenue	$1,327,316
Revenue, net of subcontractor costs	971,576
Income from continuing operations	27,717
Loss from discontinued operations, net of tax	(3,336)
Net income	24,381
Earnings per share from continuing operations:
Basic	$0.50
Diluted	$0.48
Loss per share from discontinued operations, net of tax:
Basic	$(0.06)
Diluted	$(0.05)
Net income:
Basic	$0.44
Diluted	$0.43
Weighted average shares outstanding:
Basic	55,969
Diluted	57,288

In fiscal 2005, the Company made no acquisitions. In fiscal 2006, the Company acquired the net assets of two engineering companies. The pro forma effect of these acquisitions is not presented as the impact is not material.

5.                 Accounts Receivable—Net

Net accounts receivable consisted of the following as of October 1, 2006 and October 2, 2005:

	October 1, 2006	October 2, 2005
	(in thousands)
Billed	$228,671	$201,996
Unbilled	138,823	136,886
Contract retentions	8,156	7,908
Total accounts receivable—gross	375,650	346,790
Allowance for doubtful accounts	(29,107)	(41,885)
Total accounts receivable—net	$346,543	$304,905
Billings in excess of costs on uncompleted contracts	$41,345	$48,560

Billed accounts receivable represents amounts billed to clients that have not been collected. Unbilled accounts receivable represents revenue recognized but not yet billed pursuant to contract terms or billed after the accounting cut-off date. Substantially all unbilled receivables as of October 1, 2006 are expected to be billed and collected within twelve months. Contract retentions represent amounts withheld by clients until certain conditions are met or the project is completed, which may be several months or years. Allowances for doubtful accounts have been determined through reviews of specific amounts determined to be uncollectible and potential write-offs as a result of debtors that have filed for bankruptcy protection, plus an allowance for other amounts for which some potential loss is determined to be probable based on current events and circumstances.

Billed receivables related to federal government contracts were $88.7 million and $74.8 million as of October 1, 2006 and October 2, 2005, respectively. Federal government unbilled receivables were $44.0 million and $40.4 million as of October 1, 2006 and October 2, 2005, respectively. Other than the federal, and state and local government, no single client accounted for more than 10% of the Company’s accounts receivable as of October 1, 2006.

6.                 Income Taxes

Income tax expense (benefit) for fiscal 2006, 2005 and 2004 consisted of the following:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
	(in thousands)
Current:
Federal	$15,581	$4,915	$24,297
State	6,856	1,322	5,548
Total current income tax expense	22,437	6,237	29,845
Deferred:
Federal	5,058	(13,724)	(8,396)
State	438	(3,539)	(1,917)
Total deferred income tax expense (benefit)	5,496	(17,263)	(10,313)
Total income tax expense (benefit)	$27,933	$(11,026)	$19,532

The Company’s effective tax rate and deferred tax accounts in fiscal 2005 were significantly impacted by the goodwill impairment recognized in the quarter ended April 3, 2005. The Company’s effective tax rate for the benefit in fiscal 2005 decreased substantially because a majority of the goodwill impairment is not deductible for tax purposes. The deductible portion of the goodwill impairment will reduce taxable income in future periods as the goodwill is amortized for tax purposes over the statutory period of 15 years. The future estimated deductible portion of the goodwill impairment is included in deferred tax assets.

Total income tax expense (benefit) was different from the amount computed by applying the federal statutory rate to pre-tax income as follows:

	Fiscal Year Ended
	October 1, 2006		October 2, 2005		October 3, 2004
	$	%	$	%	$	%
	($ in thousands)
Tax at federal statutory rate	$22,539	35.0%	$(29,773)	(35.0)%	$16,673	35.0%
Goodwill (non deductible portion)	—	—	20,213	23.7	—	—
State taxes, net of federal benefit	4,741	7.4	(1,441)	(1.7)	2,360	5.0
Stock-based compensation (SFAS 123R)	1,273	2.0	—	—	—	—
Other	(620)	(1.0)	(25)	—	499	1.0
Total income tax (benefit) expense	$27,933	43.4%	$(11,026)	(13.0)%	$19,532	41.0%

Temporary differences comprising the net deferred income tax asset (liability) shown on the accompanying consolidated balance sheets were as follows:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005
	(in thousands)
Deferred Tax Asset:
State taxes	$995	$74
Reserves and contingent liability	6,127	4,916
Allowance for doubtful accounts	8,130	11,496
Accrued liabilities	11,150	9,745
Intangibles	6,465	9,947
Stock-based compensation (SFAS 123R)	470	—
Capital loss carry-forward	15,510	7,670
Valuation allowance on capital loss carry-forward	(15,510)	(6,213)
Total deferred tax asset	33,337	37,635
Deferred Tax Liability:
Unbilled revenue	(30,351)	(29,306)
Prepaid expense	(1,975)	(1,630)
Cash-to-accrual adjustments	(556)	(108)
Depreciation	(2,932)	(2,684)
Total deferred tax liability	(35,814)	(33,728)
Net deferred tax asset (liability)	$(2,477)	$3,907

As of October 1, 2006, the net deferred tax liability was $2.5 million. The sale of EWS in fiscal 2005 and sales of VES and TTC in fiscal 2006 generated a net capital loss of $38.3 million for tax purposes. Since capital losses can only be used to offset capital gains, a valuation allowance has been placed on the entire capital loss carry-forward of $38.3 million ($15.5 million, tax-effected). The capital loss can be carried forward for five years. The Company has performed the required assessment of positive and negative evidence regarding the realization of the deferred tax assets in accordance with SFAS 109. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, availability of carry-backs, and estimates of projected future taxable income. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the assets other than the capital loss carry forwards will be realized. As such, no additional valuation allowance has been provided.

The Company is currently under examination by the Internal Revenue Service (IRS) for fiscal years 1997 through 2004. A significant issue raised by the IRS relates to the research and experimentation credits (R&E Credits) of $14.5 million recognized during the years under examination. The amount of credits recognized for financial statement purposes represents the amount that the Company estimates will be ultimately realizable. Approximately $5.5 million has not yet been collected and is recorded as part of the income tax receivable.

In addition, during fiscal 2002, the IRS approved the Company’s request to change the accounting method for income tax purposes for some of the businesses. Specifically, the Company requested a change in the tax accounting method for revenue from the percentage of completion method under Internal Revenue Code (IRC) Section 460 to the accrual method under IRC Section 451. The result was an increase in a deductible temporary difference under SFAS 109, and an increase in the deferred income tax liability and deferred income tax provision. Because this item created an increase in current tax deductions, there was a corresponding increase in the income tax receivable of $28.3 million. Accordingly, there was no impact on income tax expense as shown on the consolidated income statement.

In 2002, the Company filed amended tax returns for fiscal years 1997 through 2000 to claim the R&E Credits and to claim refunds due under the newly approved accounting method. At the time the refund claims were filed, the Company was under examination by the IRS for those years. The claimed refunds are being held by the IRS pending completion of the examination. The estimated realizable refunds have been classified as long-term income taxes receivable on the Company’s consolidated balance sheet. During the third quarter of fiscal 2006, the Company received a 30-day letter from the IRS related to fiscal years 1997 through 2001. Should the final resolution of the amount of R&E Credits or change in accounting method to which the Company is entitled be more or less than the estimated realizable amounts, the Company will recognize any difference as a component of income tax expense in the period in which the resolution occurs.

For the discontinued operations, the Company recorded income tax benefits of $1.0 million, $16.1 million and $2.8 million for fiscal 2006, 2005 and 2004, respectively.

7.                 Long-Term Obligations

Long-term obligations consisted of the following:

	October 1, 2006	October 2, 2005
	(in thousands)
Senior Notes, Series A	$65,714	$78,857
Senior Notes, Series B	7,200	10,800
Other	2,454	2,281
Total long-term obligations	75,368	91,938
Less: Current portion of long-term obligations	(17,760)	(17,800)
Long-term obligations, less current portion	$57,608	$74,138

The Company has a credit agreement with several financial institutions, which was amended in July 2004, December 2004, May 2005 and March 2006 (Credit Agreement). The Credit Agreement provides a revolving credit facility (Facility) of up to $150.0 million. As part of the Facility, the Company may request standby letters of credit up to the aggregate sum of $100.0 million. The Facility matures on July 21, 2009, or earlier at the Company’s discretion, upon payment of all amounts due under the Facility. As of October 1, 2006, the Company had no borrowings under the Facility, and the standby letters of credit under the Facility totaled $12.9 million.

In May 2001, the Company issued two series of senior secured notes in the aggregate amount of $110.0 million (Senior Notes) under a note purchase agreement that was amended in September 2001, April 2003, December 2004, May 2005 and March 2006 (Note Purchase Agreement). The Series A Notes, in the original amount of $92.0 million, are payable semi-annually and mature on May 30, 2011. The Series B Notes, in the original amount of $18.0 million, are payable semi-annually and mature on May 30, 2008. Based on the Company’s satisfaction of certain covenant compliance criteria, the Series A Notes and Series B Notes currently bear interest at 7.28% and 7.08% per annum, respectively. As of October 1, 2006, the outstanding principal balance on the Senior Notes was $72.9 million. Scheduled principal payments of $16.7 million are due on May 30, 2007 and, accordingly, were included in current portion of long-term obligations. The remaining $56.2 million was included in long-term obligations as of October 1, 2006. In the first quarter of fiscal 2007, the Company notified the holders of the Senior Notes that it intends to prepay these notes, together with the prepayment penalty, on December 29, 2006.

The May 2005 amendments to the Credit Agreement and Note Purchase Agreement revised the Company’s financial covenants and increased the restrictions on the Company’s ability to incur other debt, repurchase stock, engage in acquisitions or dispose of assets. Specifically, the maximum leverage ratio (defined as the ratio of funded debt to adjusted Earnings Before Interest, Tax, Depreciation and Amortization) is 2.25x for the quarter ended October 1, 2006 and 2.25x for each quarter thereafter. As of October 1, 2006, the Company’s leverage ratio was 1.07x. The Company’s minimum net worth is defined as the sum of (a) base net worth, (b) 50% of positive net income since July 3, 2005, and (c) 100% of net cash proceeds of any equity issued since July 3, 2005. As of October 1, 2006, the Company’s minimum net worth covenant was $282.2 million and actual net worth was $354.8 million.

Further, these agreements contain other restrictions including, but not limited to, the creation of liens and the payment of dividends on the Company’s capital stock (other than stock dividends). Borrowings under the Credit Agreement and Note Purchase Agreement are secured by the Company’s accounts receivable, the stock of certain of the Company’s subsidiaries and the Company’s cash, deposit accounts, investment property and financial assets. There were no significant changes to the Credit Agreement or Facility since October 2, 2005. Although the Company was not in compliance with certain financial covenants during fiscal 2005 before the May 2005 amendments, the Company has met all compliance requirements from May 2005 through October 1, 2006.

The following table presents, in thousands, scheduled maturities of the Company’s long-term obligations:

Fiscal Year
2007	$17,760
2008	17,250
2009	13,391
2010	13,304
2011	13,282
Beyond	381
Total	$75,368

8.                 Exchangeable Shares

In connection with certain acquisitions, the Company issued an aggregate of 920,354 shares of exchangeable stock of TTC (Exchangeable Shares). The Exchangeable Shares were non-voting but carried exchange rights under which a holder of Exchangeable Shares was entitled, at any time after five months from the date of issue of the Exchangeable Shares, to require the Company to redeem all or any part of the Exchangeable Shares, which was satisfied in full by the Company’s delivery to such holder of one share of its common stock for each Exchangeable Share presented and surrendered, as adjusted for stock splits and stock dividends subsequent to the original issuance. The Exchangeable Shares also participated in any cash dividends paid to holders of the Company’s common stock. The Exchangeable Shares could not be put back to the Company for cash. As of April 3, 2005, all Exchangeable Shares were exchanged for the Company’s common stock.

9.                 Shareholders’ Equity and Stock Compensation Plans

As of October 1, 2006, the Company had the following share-based compensation plans:

•       1989 Stock Option Plan—Key employees were granted options to purchase an aggregate of 1,490,112 shares of the Company’s common stock at prices ranging from 100% to 110% of market value on the date of grant. The 1989 Stock Option Plan was terminated in 1999, except as to the outstanding options. Exercise prices of all options granted by the Company were at least 100% of market value on the date of grant. Those options vested at 25% per year and became exercisable beginning one year from the date of grant, became fully vested in four years, and expire no later than ten years from the date of grant.

•       1992 Incentive Stock Plan—Key employees were granted options to purchase an aggregate of 7,202,147 shares of the Company’s common stock. The 1992 Incentive Stock Plan was terminated in December 2002, except as to the outstanding options. These options became exercisable one year from the date of grant, became fully vested no later than five years, and expire no later than ten years from the date of grant.

•       1992 Stock Option Plan for Non-employee Directors—Non-employee directors were granted options to purchase an aggregate of 178,808 shares of the Company’s common stock at prices not less than 100% of market value on the date of grant. This plan was terminated in December 2002, except as to the outstanding options. Exercise prices of all options granted were at market value on the date of grant. These options are fully vested and expire no later than ten years from the date of grant.

•       2003 Outside Director Stock Option Plan—Non-employee directors may be granted options to purchase an aggregate of up to 400,000 shares of the Company’s common stock at prices not less than 100% of the market value on the date of grant. Exercise prices of all options granted were at the market value on the date of grant. These options vest and become exercisable on the first anniversary of the date of grant if the director has not ceased to be a director prior to such date, and expire no later than ten years from the grant date.

•       2005 Equity Incentive Plan—Key employees may be granted options to purchase an aggregate of 3,580,702 shares of the Company’s common stock. This plan amended, restated and renamed the 2002 Stock Option Plan. Options granted before March 6, 2006 vest at 25% on the first anniversary of the grant date, and the balance vests monthly thereafter, such that these options become fully vested no later than four years from the date of grant. These options expire no later than ten years from the date of grant. Options granted on and after March 6, 2006 vest at 25% on each anniversary of the grant date. These options expire no later than eight years from the grant date.

•       ESPP—Purchase rights to purchase common stock are granted to eligible full and part-time employees of the Company, and shares of common stock are issued upon exercise of the purchase rights. An aggregate of 2,373,290 shares may be issued pursuant to such exercise. The maximum amount that an employee can contribute during a purchase right period is $5,000, and the minimum contribution per payroll period is $25. The exercise price of a purchase right is the lesser of 100% of the fair market value of a share of common stock on the first day of the purchase right period or 85% of the fair market value on the last day of the purchase right period.

Prior to October 3, 2005, the Company applied APB 25, and related interpretations in accounting for these plans. In the fourth quarter of fiscal 2005, the Company’s Board of Directors approved the accelerated vesting of certain outstanding, unvested stock options awarded to employees under the Company’s stock option plans, other than its 2003 Outside Director Stock Option Plan, with exercise prices greater than $16.95, the closing price of the Company’s common stock on September 6, 2005. As a result of this vesting acceleration, options to purchase approximately 1.6 million shares of the Company’s common stock became fully vested and immediately exercisable. As the exercise price of all modified options was greater than the market price of the Company’s underlying common stock on the date of their modification, no compensation expense was recorded in accordance with APB 25. The decision to accelerate vesting of these options was made primarily to eliminate the accounting charge in connection with future compensation expense the Company would otherwise recognize in its consolidated statements of operations with respect to these accelerated options upon the adoption of SFAS 123R.

Effective October 3, 2005, the Company adopted the fair value recognition provisions of SFAS 123R, requiring the Company to recognize expense related to the fair value of its stock-based compensation awards. The Company elected the modified prospective transition method as permitted by SFAS 123R. Under this transition method, stock-based compensation expense for fiscal 2006 included: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, October 3, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and (b) compensation expense for all stock-based compensation awards granted subsequent to October 2, 2005, based on the grant date fair value estimated in accordance with SFAS 123R. Further, in accordance with the modified prospective transition method, financial results for prior periods were not adjusted.

As a result of adopting SFAS 123R on October 3, 2005, the Company’s income from continuing operations for fiscal 2006 included $4.3 million in charges for stock-based compensation expense, net of taxes of $0.5 million. This charge reduced basic earnings per share from continuing operations by $0.08 and diluted earnings per share by $0.07 for fiscal 2006.

No tax benefit was recognized for fiscal 2006 to the extent incentive stock options were granted. The Company may receive future tax benefits when these options are exercised. The options granted in March and July 2006 are non-qualified stock options, and an associated tax benefit of $0.5 million was reflected in net income for fiscal 2006.

Prior to the adoption of SFAS 123R, the Company reported all tax benefits resulting from the exercise of stock options as operating cash flows in its statements of cash flows. In accordance with SFAS 123R, the Company will present excess tax benefits from the exercise of stock options as financing cash flows. For fiscal 2006, no excess tax benefits were recognized.

Stock option activity for the year ended October 1, 2006, was as follows:

	Number of Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding on October 2, 2005	5,177	$16.56
Granted	963	17.98
Exercised	(435)	10.69
Cancelled	(439)	19.40
Outstanding as of October 1, 2006	5,266	$17.05	6.2	$10,364
Vested or expected to vest as of October 1, 2006	5,098	$17.05	6.1	$10,255
Exercisable on October 1, 2006	3,639	$17.10	5.5	$9,011

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2006 and the exercise price, times the number of shares) that would have been received by the in-the-money option holders if they had exercised their options on October 1, 2006. This amount will change based on the fair market value of the Company’s stock. As of October 1, 2006, approximately $10.2 million of total unrecognized stock-based compensation cost was expected to be recognized over a weighted-average period of 2.6 years.

During fiscal 2006, an award of 20,000 shares of restricted stock was granted. The award has a grant date fair value of $0.3 million and vests 50%, 25% and 25% on each anniversary of the grant date, respectively, over a three-year period. The stock based compensation expense related to the restricted stock was immaterial, and was included in the total pre-tax stock-based compensation expense of $4.8 million.

The weighted-average fair value of stock options granted during the three years ended October 1, 2006, October 2, 2005, and October 3, 2004 was $8.15, $7.73 and $12.47, respectively. The aggregate intrinsic value of options (the amount by which the market price of the stock on a specific valuation date exceeded the market price of the stock on the date of grant) exercised during the three years ended October 1, 2006, October 2, 2005, and October 3, 2004 was $2.9 million, $2.4 million, and $10.6 million, respectively.

The fair value of the Company’s stock options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used in the calculation:

	Year Ended
Black-Scholes Options Valuations Assumptions	October 1, 2006	October 2, 2005	October 3, 2004
Dividend Yield	0.0%	0.0%	0.0%
Expected stock price volatility	42.8%	52.8%	59.9%
Risk-free rate of return, annual	3.7% - 4.9%	4.1%	3.4%
Expected life (in years)	4.5 – 6.1	4.7	4.6

For purposes of the Black-Scholes model, forfeitures were estimated based on historical experience. For the year ended October 1, 2006, the Company based its expected stock price volatility on its market-based implied volatility, including historical implied volatility behavior. For the years ended October 2, 2005 and October 3, 2004, the Company’s expected stock price volatility was based on historical experience. The Company’s risk-free rate of return was based on constant maturity rates provided by the U.S. Treasury. The expected life was based on historical experience.

Net cash proceeds from the exercise of stock options were $4.7 million, $2.7 million, and $8.9 million for the three years ended October 1, 2006, October 2, 2005, and October 3, 2004, respectively. The Company’s policy is to issue shares from its authorized shares upon the exercise of stock options. The income tax benefit realized from incentive stock option disqualifying dispositions for the three years ended October 1, 2006, October 2, 2005, and October 3, 2004 was $0.8 million, $0.3 million, and 2.7 million, respectively. These tax benefits are reflected in the consolidated statements of stockholders’ equity.

The following table summarizes shares purchased, weighted average purchase price, cash received, and the aggregate intrinsic value for shares purchased under the Purchase Plan for the years ended October 1, 2006, October 2, 2005, and October 3, 2004 (in thousands, except for weighted average purchase price):

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
	(in thousands, except weighted average purchase price)
Shares purchased	193	307	225
Weighted average purchase price	$12.07	$10.24	$14.42
Cash received from exercise of purchase rights	$2,316	$3,148	$3,240
Aggregate intrinsic value	$1,135	$562	$718

The grant date fair value of each award granted under the Purchase Plan during the years ended October 2, 2005 and October 3, 2004 was estimated using the Black-Scholes option pricing model with the following assumptions:

	Years Ended
Black-Scholes Options Valuations Assumptions	October 2, 2005	October 3, 2004
Dividend yield	0.0%	0.0%
Expected stock price volatility	36.9%	36.4%
Risk-free rate of return, annual	3.2%	4.0%
Expected life (in years)	1	1

No Purchase Plan grants were made during the fiscal year ended October 1, 2006.

The expected volatility was based on the expected stock price volatility on its market-based implied volatility, including historical implied volatility behavior. The risk-free rate of return was based on constant maturity rates provided by the U.S. Treasury. The expected life was based on the Purchase Plan terms and conditions.

Included in stock-based compensation expense for the year ended October 1, 2006 was a charge of $0.2 million related to the Purchase Plan. There were no unrecognized stock-based compensation costs for awards granted under the Purchase Plan as of October 1, 2006.

In August 2006, the Company and the Audit Committee commenced a voluntary review of the Company’s past stock option grants and practices with the assistance of outside legal counsel. This review covered the timing and pricing of all stock option grants made under the Company’s stock option plans during fiscal years 1998 through 2006. Based upon information gathered during the review and advice received from outside counsel, the Audit Committee and the Board of Directors concluded that the Company did not engage in intentional or fraudulent misconduct in the granting of stock options.

However, due to unintentional errors, the accounting measurement dates for certain historical stock option grants were found to be erroneous and differed from their actual grant dates. As a result of revising the accounting measurement dates for these stock option grants, the Company has recorded additional pre-tax non-cash stock-based compensation charges totaling $2.3 million relating to continuing operations, and $0.9 million relating to discontinued operations, net of tax of $1.3 million ($0.9 million relating to continuing operations and $0.4 million relating to discontinued operations) in the Company’s consolidated financial statements for the three and nine months ended July 2, 2006. The charges were computed pursuant to the requirements of APB 25 for all periods through October 2, 2005 and pursuant to SFAS 123R for the three and nine months ended July 2, 2006. The total pre-tax stock-based compensation charge of $3.2 million represents the total previously unrecorded charge for stock-based compensation the Company needs to record as a result of these errors.

The Company concluded that the respective charges as a result of the difference between the measurement dates used for financial accounting and reporting purposes and the actual grant dates for these stock option grants, totaling $3.2 million, were not material to any previously reported annual or interim period nor was the cumulative charge material to the current fiscal year. As such, this cumulative pre-tax charge totaling $3.2 million was recorded in the consolidated statement of operations for fiscal 2006 and the financial statements of prior periods were not restated. This additional stock-based compensation was combined with the Company’s stock-based compensation recorded in connection with SFAS 123R for fiscal 2006 as described above. As of October 1, 2006, the total remaining incremental stock-based compensation charge related to these stock option grants with a revised accounting measurement date not yet recognized is de minimis.

10.          Earnings (Loss) Per Share

Basic EPS excludes dilution and is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and the weighted average number of shares of exchangeable stock (Exchangeable Shares) of the Company’s former subsidiary, TTC, outstanding for the period. The Exchangeable Shares were non-voting and were exchangeable on a one-to-one basis, as adjusted for stock splits and stock dividends subsequent to the original issuance, for the Company’s common stock. As of April 3, 2005, all Exchangeable Shares (as adjusted for stock splits), were converted into the Company’s common stock. Diluted EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding, the weighted average number of Exchangeable Shares, and dilutive potential common shares for the period. The Company includes as potential common shares the weighted average dilutive effects of outstanding stock options using the treasury stock method. However, due to a net loss for fiscal 2005, the potential common shares were excluded since their inclusion would have been anti-dilutive.

The following table sets forth the number of weighted average shares used to compute basic and diluted EPS:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
	(in thousands, except per share data)
Income (loss) from continuing operations	$36,464	$(74,038)	$28,107
Income (loss) from discontinued operations	140	(25,431)	(4,365)
Net income (loss)	$36,604	$(99,469)	$23,742
Denominator for basic earnings (loss) per share:
Weighted average shares	57,376	56,703	55,836
Exchangeable stock of a subsidiary	—	33	133
Denominator for basic earnings (loss) per share	57,376	56,736	55,969
Denominator for diluted earnings (loss) per share:
Denominator for basic earnings (loss) per share	57,376	56,736	55,969
Potential common shares:
Stock options	516	—	1,319
Denominator for diluted earnings (loss) per share	57,892	56,736	57,288
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.64	$(1.30)	$0.50
Income (loss) from discontinued operations	—	(0.45)	(0.08)
Net income (loss)	$0.64	$(1.75)	$0.42
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.63	$(1.30)	$0.49
Income (loss) from discontinued operations	—	(0.45)	(0.08)
Net income (loss)	$0.63	$(1.75)	$0.41

For the fiscal years ended October 1, 2006 and October 3, 2004, 3.6 million and 1.8 million options were excluded from the calculation of dilutive potential common shares, respectively. These options were not included in the computation of dilutive potential common shares because the assumed proceeds per share exceeded the average market price per share for that period. Therefore, their inclusion would have been anti-dilutive. For the fiscal year ended October 2, 2005, 5.2 million options were excluded from the calculation of potential common shares because their inclusion would have been anti-dilutive due to the net loss from continuing operations.

11.   Leases

The Company leases office and field equipment, vehicles and buildings under various operating and capital leases. In fiscal years 2006, 2005 and 2004, the Company recognized approximately $50.2 million, $53.9 million and $56.1 million of expense associated with the operating leases and to a lesser extent, capital leases, respectively. Amounts payable under noncancelable operating and capital lease commitments are as follows during the following fiscal years:

Year	Operating	Capital
	(in thousands)
2007	$29,355	$602
2008	26,219	232
2009	22,604	248
2010	17,137	161
2011	11,841	139
Beyond	19,204	381
Total	$126,360	1,763
Less: Imputed interest		(329)
Net present value		$1,434

The Company calculated the above imputed interest using 7.26% per annum, the borrowing weighted average interest rate as of October 1, 2006.

In connection with the continuing consolidation of certain operations, and in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), the Company recorded a charge related to the abandonment of certain leased facilities in fiscal 2004 and 2005. These amounts were recorded as selling, general and administrative expenses and are expected to be fully paid by December 2013. These facilities are no longer in use, and the estimated costs are net of reasonably estimated sublease income. During the first quarter of fiscal 2006, the Company reached a favorable settlement relating to a lease for premises previously vacated. Consequently, the Company reduced the lease exit accrual by $0.8 million to account for this change. There were no other charges required to be accrued by SFAS 146.

The following is a summary of lease exit accrual activity:

	October 2, 2005	Reserve Utilization	Adjustments	October 1, 2006
	(in thousands)
Resource management	$260	$(120)	$—	$140
Infrastructure	3,020	(680)	(800)	1,540
Total	$3,280	$(800)	$(800)	$1,680

12.   Retirement Plans

The Company and its subsidiaries have established defined contribution plans including 401(k) plans. Generally, employees are eligible to participate in the defined contribution plans upon completion of one year of service and in the 401(k) plans upon commencement of employment. For the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004, employer contributions related to the plans were approximately $12.0 million, $5.6 million and $13.6 million, respectively.

13.   Comprehensive Income (Loss)

The Company includes two components in its comprehensive income (loss): net income (loss) during a period and other comprehensive income (loss). Other comprehensive income consists of translation gains and losses from subsidiaries with functional currencies different than the Company’s reporting currency. Comprehensive income of $35.8 million, loss of $99.1 million, and income of $24.5 million were realized for the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004, respectively. The Company realized a net translation loss of $0.8 million, and a translation gain of $0.4 million and $0.8 million for the fiscal years ended October 1, 2006, October 2, 2005 and October 3, 2004, respectively.

14.   Litigation

The Company is subject to certain claims and lawsuits typically filed against engineering, consulting and construction profession, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. However, in some actions, parties are seeking damages that exceed the Company’s insurance coverage or for which the Company is not insured. Management’s opinion is that the resolution of its current claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

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

The Company posted bonds and filed appeals with respect to the earlier judgments. On December 27, 2004, the Court of Civil Appeals of the State of Oklahoma rendered a decision relating to certain aspects of the Company’s appeals. In its decision, the Court vacated the $4.1 million verdict against the Company. In addition, the Court upheld the dismissal of the Company’s counter-claims. On January 18, 2005, both the Company and ZCA filed petitions for rehearing with the Oklahoma Court of Civil Appeals. On May 24, 2006, the Court of Appeals denied ZCA’s petition outright and granted the Company’s petition in part. The decision effectively limited ZCA’s damages to $150,000 and gave the Company the right to contest this amount at a retrial. On June 9, 2006, the Court of Appeals vacated the award to ZCA of its attorneys’ and consultants’ fees and expenses and remanded this matter to the trial court. On June 13, 2006, both the Company and ZCA filed petitions for Writ of Certiorari with the Oklahoma Supreme Court. On October 23, 2006, the Oklahoma Supreme Court denied both such petitions.

As of October 1, 2006, the Company maintained $4.1 million in accrued liabilities relating to the original judgment, and a $2.6 million accrual for ZCA’s attorneys’ and consultants’ fees and expenses. As a result of the Oklahoma Supreme Court decision in October 2006 and further guidance from its legal counsel, the Company will reverse $4.0 million of the accrued liabilities relating to the original judgment in the first quarter of fiscal 2007. Upon further definitive legal developments, the remaining accruals relating to this matter will be adjusted accordingly.

On November 21, 2006, a stockholder filed a putative shareholder derivative complaint in the United States District Court, Central District of California, against certain current and former members of the Company’s Board of Directors and certain current and former executive officers, alleging proxy fraud, breach of fiduciary duty, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement in connection with the grant of certain stock options to the Company’s executive officers.

The Company was also named as a nominal defendant in the action.  The complaint seeks damages on behalf of the Company in an unspecified amount, disgorgement of the options which are the subject of the action, any proceeds from the exercise of those options or from any subsequent sale of the underlying stock and equitable relief.  The allegations of the complaint appear to relate to options transactions that the Company disclosed in its Form 10-Q for the third quarter of fiscal 2006.  As reported in that Form 10-Q, the Company recorded additional pre-tax non-cash stock-based compensation charges totaling $2.3 million relating to continuing operations, and $0.9 million relating to discontinued operations, net of tax of $1.3 million ($0.9 million relating to continuing operations and $0.4 million relating to discontinued operations) in its consolidated financial statements for the three and nine month periods ended July 2, 2006 as a result of misdated option grants.  The Company is reviewing the complaint in light of its previous investigation and adjustments concerning this matter and will respond appropriately.

15.   Reportable Segments

The Company currently manages its business in three reportable segments: resource management, infrastructure and communications. The Company’s management established these segments based upon the services provided, the different marketing strategies associated with these services and the specialized needs of their respective clients. The resource management segment provides engineering, consulting and remediation services primarily addressing water quality and availability, environmental restoration, productive reuse of defense facilities and strategic environmental resource planning. The infrastructure segment provides engineering, systems integration, program management and construction management services for the development, upgrading, replacement and maintenance of civil infrastructure. The communications segment provides engineering, permitting, site acquisition and construction management services to state and local governments, telecommunications companies and cable operators.

Due to the exit from the wireless communications business, the remaining portion of the communications business, known as the wired business, represents a relatively small part of the Company’s overall business in future periods. The wired business serves clients and performs services that are similar in nature to those of the infrastructure business. These clients include state and local governments, telecommunications companies and cable operators, and the services include engineering, permitting, site acquisition and construction management. During the first quarter of fiscal 2006, the Company developed and started implementing the initial phase of a plan to combine operating units and re-align its management structure. Through the end of fiscal 2006, the Company continued to implement the plan by re-aligning the leadership, defining strategic and operating plan objectives, and analyzing management information reporting requirements. The Company will continue to assess the impact of this plan, if any, and expect to complete this implementation in fiscal 2007.

The Company accounts for inter-segment sales and transfers as if the sales and transfers were to third parties; that is, by applying a negotiated fee onto the cost of the services performed. The Company’s management evaluates the performance of these reportable segments based upon their respective income from operations before the effect of any acquisition-related amortization. All inter-company balances and transactions are eliminated in consolidation.

The following tables set forth summarized financial information concerning the Company’s reportable segments:

Reportable Segments:

	Resource Management	Infrastructure	Communications	Total
	(in thousands)
Fiscal Year Ended October 1, 2006
Revenue	$1,013,503	$391,683	$68,772	$1,473,958
Revenue, net of subcontractor costs	601,059	313,876	43,706	958,641
Gross profit	113,018	60,414	8,441	181,873
Segment income from operations	49,959	22,901	2,307	75,167
Depreciation expense	4,488	2,455	1,105	8,048
Total assets	482,653	85,105	28,763	596,521
Fiscal Year Ended October 2, 2005
Revenue	$890,036	$376,680	$68,732	$1,335,448
Revenue, net of subcontractor costs	574,275	301,628	34,999	910,902
Gross profit	102,535	46,354	3,459	152,348
Segment income (loss) from operations	35,340	(95,770)	(4,991)	(65,421)
Depreciation expense	5,218	2,997	1,350	9,565
Total assets	445,314	65,786	33,602	544,702
Fiscal Year Ended October 3, 2004
Revenue	$861,545	$393,929	$76,654	$1,332,128
Revenue, net of subcontractor costs	585,807	315,301	46,373	947,481
Gross profit (loss)	114,264	51,299	(9,642)	155,921
Segment income (loss) from operations	61,935	18,419	(14,405)	65,949
Depreciation expense	6,212	3,674	3,526	13,412
Total assets	414,334	151,105	33,366	598,805

Reconciliations:

	Fiscal Year Ended
	October 1, 2006	October 2, 2005	October 3, 2004
	(in thousands)
Revenue
Revenue from reportable segments	$1,473,958	$1,335,448	$1,332,128
Elimination of inter-segment revenue	(59,254)	(55,917)	(43,130)
Total consolidated revenue	$1,414,704	$1,279,531	$1,288,998
Income (loss) from operations
Segment income (loss) from operations	$75,167	$(65,421)	$65,949
Other expense(1)	(4,335)	(6,693)	(6,228)
Amortization of intangibles	(1,337)	(1,785)	(2,418)
Total consolidated income (loss) from operations	$69,495	$(73,899)	$57,303
Total assets
Total assets from reportable segments	$596,521	$544,702	$598,805
Total assets not allocated to segments	192,259	181,293	223,325
Total assets of discontinued operations	3,283	31,325	92,211
Elimination of inter-segment assets	(90,384)	(109,185)	(105,834)
Total consolidated assets	$701,679	$648,135	$808,507

(1)          Other expense includes corporate costs not allocable to the segments, litigation settlements and option expense.

Geographic Information:

	Fiscal Year Ended
	October 1, 2006		October 2, 2005		October 3, 2004
	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)	Revenue, Net of Subcontractor Costs(1)	Long-Lived Assets(2)
	(in thousands)
United States	$952,326	$259,680	$907,957	$249,936	$938,807	$347,861
Foreign countries	6,315	—	2,945	—	8,674	—

(1)          Revenue, net of subcontractor costs, is reported based on clients’ locations.

(2)          Long-lived assets include non-current assets of the Company.

16.   Major Clients

Other than the federal government, the Company had no single client that accounted for more than 10% of its revenue. The resource management and infrastructure segments generated revenue from federal government clients. All three segments reported revenue from state and local government and commercial clients.

The following table presents revenue, net of subcontractor costs, by client sector:

	Fiscal Year Ended
Client Sector	October 1, 2006	October 2, 2005	October 3, 2004
	($ in thousands)
Federal government	$447,963	$425,535	$440,082
State and local government	167,873	162,633	180,554
Commercial	336,490	319,789	318,171
International	6,315	2,945	8,674
Total	$958,641	$910,902	$947,481

17.   Quarterly Financial Information—Unaudited

In the opinion of management, the following unaudited quarterly data for the fiscal years ended October 1, 2006 and October 2, 2005 reflect all adjustments necessary for a fair statement of the results of operations. All such adjustments are of a normal recurring nature.

Fiscal Year 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$341,192	$318,892	$359,055	$395,565
Revenue, net of subcontractor costs	229,759	237,716	240,219	250,947
Gross profit	44,387	46,561	43,252	47,673
Income from continuing operations	8,488	8,105	8,379	11,491
Income (loss) from discontinued operations	(465)	859	(533)	279
Net income	8,023	8,964	7,846	11,770
Basic earnings (loss) per share:
Income from continuing operations	$0.15	$0.14	$0.15	$0.20
Income (loss) from discontinued operations	(0.01)	0.02	(0.01)	—
Net income	$0.14	$0.16	$0.14	$0.20
Diluted earnings (loss) per share:
Income from continuing operations	$0.15	$0.14	$0.14	$0.20
Income (loss) from discontinued operations	(0.01)	0.02	—	—
Net income	$0.14	$0.16	$0.14	$0.20
Weighted average common shares outstanding:
Basic	57,102	57,262	57,476	57,658
Diluted	57,641	57,806	58,039	58,078

Fiscal Year 2005(1)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)
Revenue	$309,666	$297,517	$320,625	$351,723
Revenue, net of subcontractor costs	225,867	220,878	229,957	234,200
Gross profit	37,318	21,718	38,328	54,984
Income (loss) from continuing operations(2)	6,860	(97,944)	2,962	14,084
Income (loss) from discontinued operations	1,043	(25,889)	4,442	(5,027)
Net income (loss)	7,903	(123,833)	7,404	9,057
Basic earnings (loss) per share:
Income (loss) from continuing operations	$0.12	$(1.73)	$0.05	$0.25
Income (loss) from discontinued operations	0.02	(0.46)	0.08	(0.09)
Net income (loss)	$0.14	$(2.19)	$0.13	$0.16
Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.12	$(1.73)	$0.05	$0.25
Income (loss) from discontinued operations	0.02	(0.46)	0.08	(0.09)
Net income (loss)	$0.14	$(2.19)	$0.13	$(0.16)
Weighted average common shares outstanding:
Basic	56,469	56,643	56,808	57,026
Diluted	56,977	56,643	57,002	57,546

(1)          As a result of the reporting for discontinued operations in the first quarter of fiscal 2006, the Company restated all periods presented.

(2)          As a result of the two-step interim impairment test required by SFAS 142, the Company recorded a goodwill impairment charge of $105.0 million in the second quarter of fiscal 2005. This charge related to the Company’s infrastructure reportable segment.

SECURITIES INFORMATION

Tetra Tech’s common stock is traded on the NASDAQ Global Select Market under the symbol TTEK. There were 2,883 stockholders of record as of December 1, 2006. Tetra Tech has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its common stock in the foreseeable future. Tetra Tech’s Credit Agreement and Note Purchase Agreement restrict the extent to which cash dividends may be declared or paid.

The high and low sales prices per share for the common stock for the last two fiscal years, as reported by the NASDAQ Global Select Market, are set forth in the following tables.

Fiscal Year 2006	High	Low
First Quarter	$17.24	$14.76
Second Quarter	19.17	15.28
Third Quarter	20.37	16.77
Fourth Quarter	18.30	15.18

Fiscal Year 2005	High	Low
First Quarter	$17.02	$11.98
Second Quarter	16.82	12.45
Third Quarter	13.53	10.51
Fourth Quarter	17.24	13.40